United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	501

1.1.                            Statement and Identification of the Responsible Individual

Name of the individual responsible for the content of the Reference Form	Murilo Pinto de Oliveira Ferreira
Position of responsible individual	Executive Director

Name of the individual responsible for the content of the Reference Form	Luciano Siani Pires
Position of responsible individual	Director of Investor Relations

The above-mentioned directors stated that:

a. They have reviewed the Reference Form;

b. All the information contained in the Reference Form complies with Instruction CVM No. 480, in particular with Articles 14 through 19;

c. All the information contained therein is an accurate, precise and complete representation of the economic and financial situation of the issuer and of the risks inherent to its activities and the securities issued by it.

2.1/2.2 Identification and remuneration of Auditors:

Does it have auditor?	YES
CVM (Securities Commission) Code	287-9
Type of Auditor	Domestic
Name/Corporate name	PricewaterhouseCoopers Auditores Independentes
CPF/CNPJ	61.562.112/0002-01
Service start date:	07/24/2009
End of service provision:	04/29/2014
Description of the service contracted

Provision of professional services related to (i) auditing the individual and consolidated financial statements for fiscal years ending on December 31, 2009, 2010, 2011, 2012 and 2013 and reviewing the quarterly information — ITR for such fiscal years and the quarter ending on March 31, 2014, both for domestic and international purposes, as applicable, (ii) issuing comfort letters for the issuance of debts and equities at the Brazilian and international market, (iii) the certification of internal controls in order to comply with “Section 404” of the Sarbanes-Oxley Act of 2002, and (iv)  provision of other services related to the audit and (v) provision of other services, unrelated to the external audit.

Total amount of the remuneration of independent auditors itemized per service	In the fiscal year ended December 31, 2014, no payments were made.
Justification for replacement	Change of Independent Auditors according to article 31 in CVM Instruction 308/99
Reason submitted by the auditor in case of disagreement of the issuer justification	Auditor replacement was expressly approved by the auditor, with no disagreements

Name of the supervisor responsible	Period of provision of service	CPF	Address
João César de Oliveira Lima Junior Marcos Donizete Panassol	06/01/2012 to 04/29/2014 07/24/2009 to 05/31/2012	744.808.477-15 063.702.238-67

Avenida José da Silva de Azevedo Neto nº 200 — Bloco 3 - Torre Evolution IV — rooms 101, 103 to 108 and 201 to 208, Barra da Tijuca, City and State do Rio de Janeiro-RJ, CEP 22075-556.

e-mail: joao.c.lima@br.pwc.com

Phone: (21) 3232-6112

Avenida José da Silva de Azevedo Neto, no. 200, bloco 3, Torre Evolution IV, salas 101, 103 a 108 e 201 a 208, Barra da Tijuca, Rio de Janeiro, RJ, CEP 22075-556

Email: marcos.panassol@br.pwc.com

Telephone: (21) 3232-6112

Does it have auditor?	YES
CVM (Securities Commission) Code	418-9
Type of Auditor	Domestic
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ	57.755.217/0001-29
Service start date:	4/30/2014
End of service provision:
Description of the service contracted

Provision of professional services related to the auditing of financial statements both for domestic and international purposes, and certification of internal controls in order to comply with “Section 404” of Sarbanes-Oxley Act of 2002, for the fiscal year ending on December 31, 2014 and Review of Quarterly Financial Information (ITR) ending June 30 and September 30, 2014. Additionally, the scope of work also covers the provision of other services related to the auditing, namely: the issuance of previously agreed upon procedure reports, according to NBC TSC4400.

Total amount of the remuneration of independent auditors itemized per service

Services acquired from external auditors of the Company for the fiscal year ended December 31, 2014, for the Company and its affiliates were the following:

Reais (thousand):

Financial audit:                                                                                                                                                                                                                       11,678

Sarbanes-Oxley Act Audit:                                                                                                                                                         1,103

Audit-related services(*):                                                                                                                                                                   681

Total independent audit expenses:                                                                                                         13,462

Other (*)                                                                                                                                                                                                                                                                                                          102

Total of services                                                                                                                                                                         13,564

(*) These services are retained mostly for periods shorter than one year and refer mainly to the issuance of previously agreed upon procedure reports, according to NBC TSC4400.

Justification for replacement	Not applicable
Reason submitted by the auditor in case of disagreement of the issuer justification	Not applicable

Name of the supervisor responsible	Period of provision of service	CPF	Address
Manuel Fernandes Rodrigues de Sousa	Starting 4/30/2014	783.840.017-15	Av. Almirante Barroso, 52 — 4º andar 20031-000, Rio de Janeiro, RJ e-mail: mfernandes@kpmg.com.br Telephone: (21) 3515-9336

2.3                               Other relevant information

At the meeting of November 28, 2013, the Board of Directors of Vale approved hiring the company KPMG Auditores Independentes to provide auditing services for the Company’s financial statements for 3 (three) years starting in fiscal year 2014. Services started with the review of the 2014-second quarter information (ITRs).

The Company has specific internal procedures for pre-approval of engagements for their external auditors in order to avoid conflict of interest or loss of objectivity by its independent auditors.

The Company’s policies regarding independent auditors and other services unrelated to external auditing are grounded in principles that safeguard their independence. In line with best corporate governance practices, all services provided by the independent auditors are pre-approved by the Supervisory Board, and the independent auditor provide us with an independence letter.

Additionally, the Company clarifies that there are no relevant transfers of services or resources between the auditors and related parties with the Company as defined in CVM deliberation no. 642/10 that approved CPC Technical Pronunciation 05(R1).

3.1                               Consolidated Financial Information

(Reais)	Fiscal Year (12/31/2014)	Fiscal Year (12/31/2013)	Fiscal year (12/31/2012)
Shareholders’ equity	149,601,623,000.00	152,122,066,000.00	152,909,437,000.00
Total Assets	309,415,532,000.00	291,880,311,000.00	266,921,654,000.00
Realized Net	88,274,564,000.00
Revenue/Temporary		101,489,747,000.00	91,269,482,000.00
Revenue/Insurance Premium
Gross Profit	29,188,660,000.00	48,979,108,000.00	41,537,098,000.00
Net Profit	954,384,000.00	115,091,000.00	9,891,696,000.00
Number of Shares, excluding treasury	5,153,374,926	5,135,374,926	5,153,374,926
Asset Value of Share (in R$/unit)	29.02983485	29.622387	29.670000
Earnings per Share	0.19000	0.02000	1.940000

3.2                               Non-Accounting measurements

a. value of non-accounting measurements

The Company uses EBITDA as a non-accounting measurement. In 2014, 2013, and 2012, respectively, the EBITDA of the Company was established in the amount of R$ 27,680 million; R$ 42,386 million, and R$ 23,164 million, respectively.

b. reconciliations between amounts reported and the values of audited financial statements

	Year ending on December 31
In R$ million	2014	2013	2012

Operating profit - EBIT	17,572	33,433	15,035
Depreciation / Amortization of goodwill	10,108	8,953	8,129
EBITDA (LAJIDA)	27,680	42,386	23,164
Corporate income	(1,141)	(999)	(1,241)
Dividends received	1,302	1,836	932
Loss in the calculation of the sale of non-current assets	441	0.508	1,036
Result from the sale of interest in joint venture and affiliates	68	(98)	—
Loss non-current asset impairment	2,713	5,390	8,211
Decrease in impairment	71	—	4,002
CFEM Provisions	—	—	1.100
Net gain (loss) from discontinued operations	—	4	133
EBITDA (LAJIDA) - adjusted	31,134	49,027	37,337
Depreciation / Amortization of goodwill	(10,108)	(8,953)	(8,129)
Dividends received	(1,302)	(1,836)	(932)
Reduction in recoverable value of investments	(71)	—	(4,002)
Corporate results	1,141	999	1,241
Loss in the calculation of the sale of non-current assets	(441)	(508)	(1,036)
Result from the sale of interest in joint venture and affiliates	(68)	98	—
Reduction of non-current asset impairment	(2,713)	(5,390)	(8,211)
CFEM Provisions			(1,100)
Net financial income	(14,753)	(18,442)	(8,239)
Income tax and social contribution	(2,600)	(15,249)	2,595
Net gain (loss) from discontinued operations	—	(4)	(133)
Net income/year	219	(258)	9,391
Loss (profit) to non-controlling shareholders	735	373	501
Profit to controlling shareholders	954	115	9,982

c. why the Company believes that this measurement is more appropriate for a correct understanding of its financial situation and results of operations

EBITDA (LAJIDA) is a measure of the company’s cash generation, aiming to assist the assessment by the Administration of the performance of operations. The analysis of operating results through EBITDA (LAJIDA) has the benefit of canceling the effect of non-operating gains or losses generated by financial transactions or the effect of taxes.

We calculate the EBIDTA (LAJIDA) according to the terms set forth in CMV Instruction no. 527, from October 4, 2012 (“CVM Instruction 527”), as follows: the term’s net results, plus the taxes over the profit, of the net financial expenses, of financial revenues, and of depreciation, amortization, and exhaustion.

We also calculate the adjusted EBITDA (LAJIDA) according to the net EBITDA (LAJIDA) from the corporate interest, from reduction in the recoverable asset of values, from non-recurrent items, and from depreciations, amortizations and exhaustions, plus dividends from joint ventures and sister companies. We understand that the adjusted EBITDA (LAJIDA) has a more precise measure of cash generation in the Company, since it excludes non-recurring and non-cash effects.

The consolidated cash generation measured by EBITDA (LAJIDA) and Adjusted EBITDA (LAJIDA) is not a measure recognized by BR GAAP or IFRS and does not represent cash flow for the periods presented and therefore should not be considered as an alternative to net income (loss), as an isolated indicator of operating performance or as an alternative to cash flow or as a source of liquidity. The EBITDA (LAJIDA) definition used by Vale may not be comparable with EBITDA (LAJIDA) disclosed by other companies, should they not adopt the standard meaning for EBITDA (LAJIDA) determined by CVM Instruction 527.

3.3                               Events subsequent to the latest financial statements

The Company does not provide guidance in the form of quantitative predictions about its future financial performance. The Company seeks to disseminate as much information about its vision of the various markets where it operates, guidelines, and implementation strategies in order to provide investors in the capital markets a basis for the formation of expectations about its performance in the medium and long term.

The Company Consolidated Financial Statements for the year ended December 31, 2014 were issued on February 25, 2015.

No subsequent events following the Consolidated Financial Statements of the Company, under the terms in the rules in IAS 24, approved by CVMº 593/09:

3.4                               Policy for allocation of results

Fiscal Year Ended December 31
	2014	2013	2012
a. Rules on retention of profits

According to Article 43 of the Bylaws, there should be a consideration in the proposal for distribution of profits of the formation of (i) fiscal benefit reserve, to be constituted in the form of current legislation, and (ii) investment reserve for the purpose of ensuring the maintenance and development of activities that constitute the main object of the Company, in an amount not exceeding 50% (fifty percent) of net income distributable up to the maximum capital of the Company.

Values on retention of profits	Of the total of R$ 954,384,414.00, the distribution was (i) R$ 47,719,220.70 to legal reserve and (ii) R$ 161,770,077.08 (17%) to fiscal benefit reserves.

Of the total of 115,090,671.19, added with accrued gains from the adoption of new accounting principles issued by the Comissão de Valores Mobiliários (CVM) and the Comitê de Pronunciamentos Contábeis (CPC), in the amount of R$ 14,627,000.00, the distribution was (i) R$486,684,794.17 to legal reserves and (ii) R$24,161,826.66 (21%) to fiscal incentive reserves. (1)

Of the total of R$ R$9,733,695,883.37, the distribution was (i) R$486,684,794.17 to legal reserves and (ii) R$599,031,296.74 (6.2%) to fiscal incentive reserves (1) (1) Values above were approved by the General Shareholders’ Meeting held on April 17, 2013. However, we clarify that, due to adjustments to the IFRS, the net profit was adjusted to R$ 9,891,696 thousand.

b. Arrangements for distribution of dividends

According to Article 44 of the bylaws, at least 25% (twenty five percent) of annual net profits, adjusted according to the law, will be provided for the payment of dividends.

Pursuant to Art. 5, §5 of the bylaws, the holders of preferred shares of Class A and special class, shall have their right to participate in the dividend to be distributed and calculated as per Chapter VII of the Bylaws, according to the following criterion:

(a) Priority in the reception of dividends corresponding to (i) 3% (three per cent) at least of the net asset value of the share, calculated based on the financial statements analyzed that served as reference for the payment of dividends or (ii) 6% (six per cent) calculated on the part of the capital to which that class of share belongs, whichever is the greatest of these.

(b) Right to participate in the distributed incomes, under equal conditions with common shares, after them, guaranteeing a dividend equal to the priority minimum set up pursuant to “a” above.

c. Frequency of dividend distribution	In accordance with the industry practices adopted by the Company, payments are made semiannually in the months of April and October.

d. Eventual restrictions to dividend distribution imposed by legislation or special regulation applicable to the Company, as well as contracts, judicial, administrative, or arbitral decisions	none	none	none

3.5          Distributions of dividends and retention of net income.

(Reais)	Fiscal Year Ended December 31, 2014	Fiscal Year Ended December 31, 2013	Fiscal Year Ended December 31, 2012
Adjusted net income for dividend payments	744,895,116.22	99,069,960.97	8,647,979,792.46
Percentage of dividend over the adjusted net profit	100.0000000	100.000000	100.000000
Rate of return in relation to equity	0.63795	0.10000	6.000000
Dividend distributed	9,738,750,000.00	9,319,275,000.00	8,647,979,792.46
Net income retained	161,770,077.08	24,161,826.66	599,031,296.74
Date of approval of the retention	04/17/2015	04/17/2014	04/17/2013

01/01/2014 to 12/31/2014

Share Type	Share Class	Distributed Dividend	Amount (Unit)	Dividend Payment
Common		Interest on Capital	2,863,596,635.71	04/30/2014
Preferred	Preferred Class A	Interest on Capital	1,768,793,364.29	04/30/2014
Common		Mandatory Dividend	1,083,253,396.32	10/31/2014
Preferred	Preferred Class A	Mandatory Dividend	669,106,603.68	10/31/2014
Common		Interest on Capital	2,073,336,466.96	10/31/2014
Preferred	Preferred Class A	Interest on Capital	1,280,663,533.04	10/31/2014

01/01/2013 to 12/31/2013

Share Type	Share Class	Distributed Dividend	Amount (Unit)	Dividend Payment
Common		Interest on Capital	2,263,206,859.28	04/30/2013
Preferred	Preferred Class A	Interest on Capital	1,397,943,140.72	04/30/2013
Common		Mandatory Dividend	489,342,023.63	04/30/2013
Preferred	Preferred Class A	Mandatory Dividend	302,257,976.37	04/30/2013
Common		Interest on Capital	2,624,124,419.28	10/31/2013
Preferred	Preferred Class A	Interest on Capital	1,620,875,580.72	10/31/2013
Common		Mandatory Dividend	384,207,050.57	10/31/2013
Preferred	Preferred Class A	Mandatory Dividend	237,317,949.43	10/31/2013

01/01/2012 to 12/31/2012

Share Type	Share Class	Distributed Dividend	Amount (Unit)	Dividend Payment
Common		Interest on Capital	2,035,913,849.00	04/30/2012
Preferred	Preferred Class A	Interest on Capital	1,237,985,533.00	04/30/2012
Common		Interest on Capital	1,675,236,084.00	10/31/2012
Preferred	Preferred Class A	Interest on Capital	1,034,763,916.00	10/31/2012
Common		Mandatory Dividend	1,646,850,049.47	10/31/2012
Preferred	Preferred Class A	Mandatory Dividend	1,017,230,360.99	10/31/2012

3.6          Statement of Dividends on account of retained earnings or reserves

	Fiscal Year Ended December 31
Dividends distributed to (in R$ thousands):	2014	2013	2012
Retained Earnings	—	—	—
Constituted Reserves	8,993,855	9,220,205	740,520

3.7       Debt

Fiscal year	Total amount of the debt (of any nature)		Type of index	Debt Index	Description and reason for the use of another index of indebtedness
12/31/2014	R$	159,813,909,000.00	Debt ratio	1.1

12/31/2014	R$	76,517,311,000.00	Other indexes	2.5

Gross adjusted debt/EBITDA. Gross debt is the sum of “Loans and short-term debt,” “Portion of the stock of long-term loans” and “Loans and long-term financing.” The adjusted EBITDA (EBITDA) is calculated as described in section 3.2.b of this reference form, excluding non-recurrent items. For more information on how to reconcile the EBIDTA and the adjusted EBIDTA, see item 10.1 (a).

The debt ratio Gross Debt / Adjusted EBITDA shows the approximate time necessary for a company to pay all its debt with its cash flow.

The Company adopts the debt ratio gross debt / Adjusted EBITDA and interest coverage ratio Adjusted EBITDA / Interest expenses. These indexes are widely used by the market (rating agencies and financial institutions) and serve as a benchmark to assess the financial situation of the Company.

12/31/2014	—		Other indices	7.6

Adjusted EBITDA / Interest expenses — The adjusted EBIDTA is calculated as described in item 3.2.b of this Reference form, excluding non-recurrent items. For more information on how to reconcile the EBIDTA and the adjusted EBIDTA, see item 10.1 (a). Interest expenses include the sum of all appropriated or adjusted interests, paid or not, at certain times, that result from benefits debt.

The interest coverage index (Adjusted EBITDA / Interest Expenses) is used to determine a company’s cash flow capacity to comply with its debt payments

The Company adopts the Gross debt/ adjusted EBIDTA debt rate and the adjusted EBIDTA/interest expenses interest coverage rate. These indices are widely used by the market (rating agencies and financial institutions) and they are a baseline to which to compare Vale’s financial status.

3.8                               Obligations according to the nature and maturity date:

Last accounting information (12/31/2014)

Type of debt	Less than 1 year (R$)	Between 1 and 3 years (R$)	Between 3 and 5 years (R$)	Over 5 years (R$)	Total (R$)
Collateral	409,140,423.72	761,031,815.81	761,031,815.81	1,554,442,709.59	3, 485,646,764.93
Floating Guarantee	—	—	—	—	—
Unsecured obligations	28,104,616,576.28	26,285,112,754.42	19,003,900,800.19	82,934,632,104.18	156,328,262,235.07
Total	28,513,757,000.00	27,046,144,570.23	19,764,932,616.00	84,489,074,813.77	159,813,909,000.00

Note: Information in this item refers to the Company’s consolidated financial results shown in items 3.7 and 3.8 does not represent the Company’s level of indebtedness, but represents the total of the obligations based on the addition of the outstanding and non-outstanding liabilities. The collateral debt amount is guaranteed with read assets. The remaining debt does not have any collateral. Debts that lack collaterals or floating guarantees, whether or not they have personal guarantees, have been classified as unsecured obligations. Debts guaranteed with third party assets, as they do not encumber Company assets, were deemed as non-guaranteed debts and are classified as such.

3.9                             Other information that the Company deems relevant

Part of the financial contracts entered by the Company, as well as the securities representing the circulating debt issued by the Company (for more information on such securities, see item 18.5 of this Reference Form) have clauses specifying advances maturity of pending amounts for the event of cross acceleration from other financial contract signed with the same party and/or other financial contracts.

It is important to note that dividends paid by the Company according to the terms in item 3.5 above are anticipated from dividends and interest on capital imputed to dividends approved by the Shareholders’ Meetings approving the accounts of fiscal years ending on December 31, 2012, 2013 and 2014.

4.1 - Description of risk factors

(a) Risks relating to the Company

The Company may not be able to adjust the volume of production in time or cost-effectively in response to changes in demand.

In periods of high demand, Vale’s capacity to rapidly increase production is limited, which may make it impossible to meet the demand for its products. Moreover, the Company may be unable to complete expansions and new Greenfield projects in time to take advantage of the increasing demand for iron ore, nickel and other products. When demand exceeds its production capacity, the Company may meet its customers’ excess demand by purchasing iron ore, iron ore pellets or nickel from its joint ventures or third parties and resell them, which would increase its costs and reduce its operating margins. If it is unable to meet its customers’ excess demand this way, Vale could lose customers. In addition, operating close to full capacity may expose the Company to higher costs, including demurrage fees due to capacity restraints in its logistics systems.

In contrast, operating at significant idle capacity in periods of weak demand may expose Vale to higher unit production costs since a significant portion of its cost structure is fixed in the short-term due to the intensive need of capital by mining operations. In addition, efforts to reduce costs during periods of weak demand may be limited by previous rules and labor or governmental agreements.

The Company’s projects are subject to risks that may result in increased costs or delay in their implementation.

The Company is investing to maintain and increase its production and logistics capacity, as well as to expand the portfolio of minerals produced. Vale regularly analyses the economic viability of its projects. As a result of this analysis, the Company may decide to postpone, stay, or interrupt the execution of some of them. Its projects are subject to various risks that may adversely affect its growth and profitability prospects, including:

a)             It may have to deal with delays or costs higher than expected in order to obtain the necessary equipment or services and to implement new technologies to build and operate a project.

b)             Its efforts to develop projects according to the schedule may be hampered by the lack of infrastructure, including reliable telecommunication services and power supply.

c)              Suppliers and other corporate contractors may not comply with their contractual obligations to the Company.

d)             The Company may experience unexpected weather conditions or other force majeure events.

e)              The Company may fail to obtain, experience delays or have higher than expected costs in obtaining the necessary permits and licenses for building a project.

f)                Changes in market conditions or legislation may make the project less profitable than expected at the time its operation begins.

g)             There may be accidents or incidents during project implementation.

h)             It may be difficult to find appropriate skilled professionals.

Operational problems may materially and negatively affect the Company’s business and financial performance.

An inefficient project management and operational incidents may lead to the suspension or reduction of the Company’s operations, causing an overall decrease of productivity. Operational incidents may result in important failures in essential plant and machinery. There are no guarantees that project management will be efficient or that other operational problems will not occur. Any damage to the Company’s projects or delays in its operations caused by inefficient project management or operational incidents may materially and negatively affect its business and operating results.

The Company’s business is subject to various operational risks that can adversely affect the results of its operations, such as:

·                  Unexpected weather conditions or other force majeure events may occur.

·                  Adverse mining conditions may delay or hinder its ability to produce the expected amount of minerals and to meet the specifications required by customers, which may lead to price reductions.

·                  There may be accidents or incidents during the business operations, involving its mines, and related infrastructure, plants, railways, ports and vessels.

·                  Delays or disruptions in the transportation of its products, including railways, ports and vessels.

·                  Some of its projects are located in regions where tropical diseases, AIDS and other communicable diseases represent a major public health issue and pose risks to the health and safety of its employees.

·                  Labor disputes may disrupt its operations from time to time.

·                  Changes in the market or legislation may affect the economic perspectives of an operation making it incompatible with the Company’s business strategy.

·                  Interruptions or unavailability of information technology systems or essential services, which may result from accidents or irregular acts.

Deterioration of cash flow, credit rating and the Company ability to make capital increase may adversely affect investments planned by the Company

An eventual continuous drop on product prices and volatility of global economy may adversely affect cash flow, credit rating and the Company ability to guarantee funding in capital markets at attractive rates. Additionally, a crisis in Brazilian economy may cause reduction in the sovereign credit rating of Brazil and, consequently, a decrease in the Company credit rating.

This eventual deterioration of cash flow, credit rating and the Company ability to access capital markets may adversely affect the Company ability to fund capital investments, pay dividends and comply with financial clauses in some long-term debts assumed by the Company.

The Company’s business may be negatively affected if its counterparties fail to meet their obligations.

Customers, suppliers, corporate contractors and other counterparties may not perform the contracts and obligations assumed before the Company, which may have an adverse impact on the Company’s operations and financial results. The ability of its suppliers and customers to meet their obligations may be adversely affected in times of financial stress or economic recession. Suppliers are also subject to capacity constraints in times of high demand, which may affect their ability to meet their obligations to Vale.

The Company currently operates and has projects related to significant parts of its pelletizing, bauxite, nickel, coal, copper, fertilizers and steel businesses through joint ventures with other companies. Important parts of its investments in power and its oil and gas projects are operated through consortia. Its forecasts and plans for these joint ventures and consortia assume that its partners will observe their obligations to make capital contributions, purchase products, management, and, in some cases, provide skilled and competent personnel. If any of its partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or the Company may have to increase the level of its investment to implement these plans.

Additionally, some of the Company assets can be controlled and managed by partners in joint ventures that may not comply fully with Company procedures, including health, safety, environment, and common rules. Failure, by any of the Company partners, to adopt any rules, controls or procedures equivalent to Company rules, controls and procedures may increase costs, reduce production or cause environmental, health or security incidents or accidents, which could adversely affect Company results and reputation.

The Company’s business is subject to environmental, health and safety incidents or accidents.

The Company has operations involving the use, handling, storage, elimination and disposal of hazardous materials into the environment and the use of natural resources. Besides, the mining sector is generally subject to significant risks and hazards, including the imminent risk of fire or explosion, toxic gas leak, leak of pollutants or other hazardous materials, incidents involving rockslides in underground mining operations, incidents involving mobile equipment or machinery, etc. These situations may be caused by accidents or violation of operational standards, resulting in a significant incident, including damage or destruction of mineral assets or production facilities, injury or death of employees, damages to the environment, production delays, financial losses and possible legal liabilities. The Company has rules on health and safety, environment and risk management systems and processes in place to minimize the risk of such incidents or accidents. Despite Vale’s rules, policies and controls, the operations remain subject to incidents or accidents that may adversely affect Vale’s business or reputation.

Natural disasters can cause serious damages to the Company’s operations and projects in countries where it operates and/or may have a negative impact on its sales to countries adversely affected by such disasters.

Natural disasters such as windstorms, droughts, floods, earthquakes and tsunamis can adversely affect the Company’s operations and projects in countries where it operates, as well as possibly generating a reduction in sales to countries negatively affected which include shortage in power supply and destruction of industrial infrastructure facilities. Furthermore, although the physical impacts of climate change on its businesses still are highly uncertain, the Company may experience changes in rainfall patterns, water shortages, rising sea levels, increased intensity of storms and floods as a result of climate change, which can adversely affect its operations. In the past few years, at specific occasions, the Company has found that force majeure events have happened due to severe climate changes on its mining and logistics activities. The current draught in the Southeast of Brazil could cause lack of water in the area with the largest population in the country, and this could have adverse effects on Brazilian economy and its activities in the country.

The Company may not have an adequate insurance coverage for certain business risks.

The Company’s businesses are generally subject to numerous risks and uncertainties that could result in damage or destruction of properties, facilities and equipment. Vale’s insurance against risks that are typical in such business may not provide adequate coverage. Risk insurance (including liability for environmental pollution or certain hazards or interruptions of certain business activities) may not be available at a reasonable cost or at all. Even when it is available, the Company can self-insure by determining that this will have better cost-benefit. As a result, accidents and other negative events involving its mining, production or logistics facilities may have an adverse effect on its operations.

The Company reserve estimates may materially differ from the mineral quantities that it may be able to actually recover; its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

Company reported reserves correspond to estimated quantities the Company determines to be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond Company control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is based on the quality of available data and engineering and geological interpretation and judgment. Thus, no assurance can be given that the amount of ore indicated in those reports will be effectively recovered or that it will be recovered at the rates anticipated by the Company. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in current regulations or other factors may render proven and probable reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This reformulation can affect the rates of depreciation and amortization and cause a negative impact on the Company’s financial performance.

The Company may not be able to replenish its reserves, which could adversely affect its mining prospects.

The Company is engaged in mineral exploration, which is highly uncertain in nature, involves several risks and is many times non-productive. Its exploration programs, which involve significant capital expenditures, may fail to result in the expansion or replenishment of reserves depleted by current production. If the Company fails to develop new reserves, it will not be able to sustain its current level of production beyond the remaining lives of its existing mines.

The feasibility of a new mining project may change over time

Once mineral deposits are discovered, it can take a number of years from the initial phases of exploration until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

·                  Determine mineral reserves through drilling;

·                  Determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

·                  Obtain environmental and other required licenses;

·                  Construct the necessary mining and processing facilities and infrastructure required for the development of new projects (greenfield); and

·                  Obtain the ore and/or extract the minerals from the ore.

If a project proves not to be economically feasible by the time the Company is able to explore it, the Company may sustain significant losses, and eventually be compelled to reduce such assets. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays cost overruns that may render the project not economically feasible.

The Company faces rising extraction costs or investment requirements over time as mineral reserves deplete.

Mineral reserves are gradually reduced in the ordinary course of a mining operation, whether open or underground. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, open mines become underground mines, and underground operations become deeper. Additionally, for some types of reserves, the mining level is reduced and hardness increases in greater depths. As a result, over time, the Company usually experiences increase in extraction costs per unit in each mine, or there may be a need for additional investments, including adjustment or construction of processing plants and expansion or construction of disposal barriers. Many of its mines have been operated for extended periods of time and it is likely that the Company needs to increase extraction costs per unit in these operations in particular.

Labor disputes may disrupt the Company’s operations from time to time.

The Company has a substantial number of employees and some subcontractors’ employees are represented by unions and are subject to collective bargaining agreements or other labor agreements that are subject to periodic negotiation.

Additionally, the Company is subject to periodical and regular investigations by the Ministry of Labor and Employment and the Labor Prosecution Office aiming compliance with labor rules, including those related to labor health and security. These investigations may cause fines and processes that could adversely and materially affect the businesses, the results and financial conditions of the Company.

Strikes and other labor disruptions in any of the Company’s activities could adversely affect the operation of its facilities, the completion period and the cost of main projects. For more information on labor relations, see item 14 of this Reference Form. Moreover, we may be adversely affected by work stoppages involving third parties that may provide goods or services to the Company.

The Company may face shortages of equipment, services and skilled personnel.

The mining sector has faced global shortage of mining and construction equipment, spare parts, contractors and other skilled personnel during periods of high demand for minerals and metals and intensive development of mining projects. The Company may experience longer periods for the supply of mining equipment and face problems with the quality of outsourced engineering, construction and maintenance services. The Company competes with other mining companies and other extraction companies in relation to the hiring of highly skilled managers and staff with relevant technical and mining expertise, and may not be able to attract and retain such people. Shortages at peak periods can cause a negative impact on its operations, resulting in higher costs with investments, production disruptions, higher inventory costs, project delays and possible reduction in production and revenue.

Higher costs of energy or energy shortages may adversely affect the Company’s business.

Energy costs are a significant component of the Company’s production cost, representing 8.9% of the total cost of goods sold in 2014. To meet its energy demand, the Company depends on the following resources: Oil byproducts, which accounted for 40.8% of all energy needs in 2014, electricity (27.0%), natural gas (19.1%) and other sources of energy (0.9%), using amounts converted to TeraJoule (“TJ”).

Expenses with fuel accounted for 6.5% of its cost with goods sold in 2014. Increases in oil and gas prices negatively affect profit margins regarding its logistics services, mining business, and iron ore pelletizing, fertilizers and nickel.

Expenses with electricity accounted for 2.4% of its total cost of goods sold in 2014. If the Company cannot ensure safe access to electricity at affordable prices, it may be forced to reduce production or may experience higher production costs, both of which can adversely affect its operating results. The Company faces the risk of energy shortages in countries where it has operations and projects, especially in Brazil, due to excessive demand, lack of infrastructure or adverse weather conditions such as floods or droughts.

Future shortages and government efforts to respond to or prevent electricity shortages may have a negative impact on the cost or supply of electricity to the Company’s operations.

Exchange rate volatility of currencies in which the Company conducts its operations relative to U.S. dollars could adversely affect its financial condition and operating results.

A substantial portion of the Company’s revenues and debt is expressed in U.S. dollars, and exchange rate fluctuations can result in (i) losses regarding its net debt expressed in U.S. dollars and its accounts receivable and (ii) losses in fair value regarding its currency derivatives used to stabilize its cash flow in U.S. dollars. In 2014, the Company had exchange losses in the amount of US$ 2.1 billion, while in 2013 and 2012, the Company faced exchange losses of US$ 2.8 billion and US$ 1.9 billion, respectively. Moreover, the exchange rate volatility of the Brazilian real, Canadian dollar, Australian dollar, and Indonesian rupiah and other currencies against the U.S. dollar affects the Company’s results, since most of its goods are sold in US dollar, and most of the cost of goods sold is expressed in currencies other than the U.S. dollar, primarily in real (54% in 2014) and Canadian dollars (13% in 2014), while Company income is expressed primarily in U.S. dollars. The Company expects that currency fluctuations will continue to affect its revenues, expenses and cash flow.

The significant volatility in currency exchange rates may also result in the interruption of foreign exchange markets and may limit the Company’s ability to transfer or exchange certain currencies into US dollars and other currencies for the purpose of making timely payments of interest and principal on its debts. Central banks and governments of countries where the Company operates may impose restrictive foreign exchange policies in the future and levy taxes on foreign exchange transactions.

Failures on Company information technology systems or difficulties in the integration of new corporate resources planning software may affect regular businesses of the Company.

The Company counts on information technology systems (“IT) for the operation of many of its business processes. Failures to such IT systems may, whether caused by accident or ill-intended acts, may cause disclosure or robbery of sensitive information, resource deviation and interruption to commercial operations.

The Company is involved in several lawsuits that may adversely affect its business, if rulings are not favorable to the Company.

The Company is involved in several lawsuits in which plaintiffs claim substantial amounts of money. The outcome of these lawsuits is uncertain and may result in obligations that may materially and negatively affect its business and the value of its shares, ADSs and HDSs. For more information, see item 4.3 of this Reference Form.

Company’s governance processes and compliance with its obligations may fail to avoid regulatory fines and damages to its reputation.

The Company operates in a global environment and its activities extend across multiple jurisdictions and complex regulatory structures with an increase in its legal obligations around the world. Its governance process and compliance with obligations, which include the identification and mitigation of risks through internal controls focused in the information published in their own financial reports, may not be able to avoid future violations of the law and accounting and governance standards. The Company may be subject to violations of its Code of Ethics and Conduct, anticorruption policies, business conduct protocols and fraudulent and dishonest behavior by its employees, contractors and other agents. Failure by the Company to comply with applicable laws and other rules can result in fines, loss of operating licenses and damages to its reputation.

Investors may find it difficult to comply with any judgment rendered outside Brazil against the Company or any of its affiliates.

Company investors can be located in jurisdictions outside Brazil and may file claims against the Company or management members with courts within their jurisdictions. The company is a Brazilian company and most of its officers and members of the Board of Directors are Brazilian residents. Most of Company’s assets and the assets of its officers and members of the Board of Directors will be probably located in jurisdictions other than the jurisdictions of its investors. The investors, in their jurisdictions, may not be able to serve notices against the Company or its manager’s resident outside their jurisdictions. Additionally, a foreign decision may be enforced in Brazilian courts, without a new analysis on merits provided that it is previously confirmed by the Brazilian Superior Court of Justice, which confirmation will be granted as long as such judgment: (a) meets all the formal requirements to be enforced pursuant to the legislation in force in the country where it was rendered; (b) has been rendered by a competent court after due process against the company or after sufficient evidence of contempt of court by the company, pursuant to the legislation in force; (c) is not subject to appeal; (d) has been authenticated by the Brazilian consulate in the country where it was rendered and is accompanied by a sworn translation into Portuguese; and (e) is not contrary to the sovereignty of Brazil, its public policy or morality. Therefore, investors may not obtain favorable decisions outside their jurisdictions in judicial processes filed against the Company or its managers passed by courts in their jurisdictions with decisions on the basis of the legislation in force in those jurisdictions.

(b) Risks relating to Company’s controlling shareholder or parent group and (c) Risks related to Company shareholders.

The Company’s controlling shareholder exerts significant influence over Vale and the Brazilian government holds certain veto rights.

On March 31, 2015, Valepar S.A. (“Valepar”) held 53.9% of the common shares and 33.7% of the Company’s total capital. Because of its stock ownership, Valepar may elect the majority of members of the Board of Directors and can control the outcome of some actions requiring shareholder approval. For a description of the Company’s ownership structure and of Valepar shareholders’ agreement, see item 15 of this Reference Form.

The Brazilian government owns 12 special class preferred shares (golden shares) of Vale, granting limited veto power over certain matters regarding the Company, such as changes of corporate name, location of main office and corporate purpose related to mining exploration. For a detailed description on the veto power of golden shares, see item 18.1 in the Reference Form.

(d) Risks relating to Company’s controlled and subsidiary companies.

The integration between the Company and acquired companies may be more difficult than anticipated.

The Company may not able to successfully integrate its acquired businesses. The Company has partially increased its business through acquisitions and part of its future growth may depend on acquisitions. The integration of acquired businesses may take longer than expected and the costs related to the integration of those businesses may be higher than expected. Completed acquisitions may not result in increased revenues, cost economy or operational benefits as initially expected at the time of conception. Acquisitions may lead to substantial costs as a result, for example, impairment amortization, unexpected contingencies arising out of acquired enterprises, impossibility of maintaining a key team, inconsistent standards, checks, procedures and policies between the Company and the acquired business, which may adversely affect its financial condition and the results of operations. Additionally, management focus may be deviated from ordinary responsibilities to integration-related issues.

(e) Risks relating to Company suppliers

Several Company activities depend on the provision of products and services supplied by third parties. In view of that, Vale maps several risks of supply interruption related to its suppliers. At the limit, these interruptions may cause serious consequences to Company operations and projects.

Furthermore, for information about risks relating to Company suppliers, please see Risk Factors under “The Company face shortages of equipment, services and skilled personnel”. The higher energy cost or lack of energy could adversely affect Company business”, above.

(f) Risks relating to Company customers

Company business could be adversely affected by demand and price reduction for products manufactured by its customers, including steel (for iron ore and coal operations), stainless steel (for nickel operations), copper wire (for copper operations) and agricultural commodities (for fertilizer operations).

The demand for iron ore, coal and nickel depends on global demand for steel. Iron ore and pellets, which together accounted for 65.4% of Company net operating revenues in 2014 are used in the production of carbon steel. Nickel, which accounted for 11.9% of Company net operating revenues in 2014 are mainly used to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions as well as on a series of regional and sectorial factors. The prices of the different types of steel and the performance of the global steel industry are highly cyclical and volatile and these business cycles in the steel industry affect the demand for and the prices of its products. Besides, the vertical integration of the steel and stainless steel industry and the use of scrap could reduce the global transoceanic trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire and a sustained decline in the demand in the construction industry could have an adverse impact on Company copper businesses. The demand for fertilizer is affected by agricultural commodities’ prices in the international and domestic markets, and a sustained decline in the price of one or more agricultural commodities may cause an adverse impact on the Company’s fertilizer business.

(g) Risks relating to the fields of economy in which the Company operates

The mining sector is highly exposed to the cyclicality of global economic activities and requires significant capital investments.

The mining sector is primarily a supplier of industrial raw material. Industrial production tends to be the most cyclical and volatile component of global economic activities, affecting the demand for minerals and metals. At the same time, investment in mining requires a substantial amount of resources, in order to replenish and maintain the reserves, expand the production capacity, build infrastructure and preserve the environment. The sensitivity to the industrial production, along with the need for significant long-term capital investments, are important sources of risks to the financial performance and growth prospects of Vale and the mining industry in general.

Economic developments in China may cause a negative impact on the Company’s revenue, cash flow and profitability.

China has been the main driver of global demand for minerals and metals in recent years. In 2014, Chinese demand represented 69% of global transoceanic demand for iron ore, 52% of global demand for nickel, and 44% of the global demand for copper. The percentage of the Company’s net operating revenues attributable to sales to consumers in China was 33.7% in 2014. Therefore, any contraction in China’s economic growth may result in reduction on the demand for products, leading to lower revenues, cash flow and profitability. Poor performance of the Chinese real estate sector, the highest consumer of carbon steel in China, would also cause a negative impact on the Company’s results.

Prices charged by the Company, including prices of iron ore, nickel, copper, coal, and fertilizers are subject to volatility.

The iron ore prices are defined based on a variety of pricing options, which generally use spot price indices as a basis for determining prices to customers. Nickel and copper prices are based on prices reported for these metals in the commodity exchange markets, such as the London Metal Exchange (“LME”) and the New York Mercantile Exchange (“NYMEX”). Company products’ prices and revenues for these products are therefore volatile and can adversely affect its cash flow. World prices for these metals are subject to significant fluctuations and are affected by many factors, including effective and expected global macroeconomic and political conditions, levels of supply and demand, availability and cost of substitutes, inventory levels, and investments from commodities funds, and actions of participants in commodities markets. A continuous reduction in the market prices of products sold by the Company may cause suspension of some projects and operations and reduction of assets, which may adversely affect the Company financial position and results.

The Company is especially exposed to changes in iron ore prices. The average price of iron ore dropped by 28.1%, from $135.00 per dry metric ton (“TMS”) in 2013 to $97.00 per TMS in 2014, according to the average of Platts IODEX (62% Fe CFR China). In February 2015, the average price of iron ore according to Platts IODEX was by then $ 65.4 per TMS. Additional to the decrease in iron ore demand, an excess in supply has adversely affected Vale prices since 2014. The expected conclusion of some iron ore projects in the coming years may result in additional pressure over prices.

The nickel industry had a strong supply growth in the past few years. Nickel refining in China, using mainly imported nickel and related raw material, has had an estimated growth of 536,000 metric tons from 2006 to 2014. In 2014, the estimated Chinese production of pig iron nickel represented 23% of the world’s nickel output.

In January 2014, the Indonesian government approved a law that limits the sale and exportation of unprocessed nickel. Considering that Indonesia, in recent years, has supplied most of the high quality nickel to China, the Company believes that this exporting restriction will contribute to a drop in local production of refined nickel in China in the coming years, causing an increase in refined nickel importing operations and international nickel prices. Should this measure be reverted or should it have an impact other than Company expectations, nickel prices may not reflect Company expectations.

(h) Risks relating to the regulation of the sectors in which the Company operates

Regulatory, political, economic and social conditions in the countries in which the Company has operations or projects could adversely affect its business and the market prices of its securities.

Vale’s financial performance may be negatively affected by regulatory, political, economic and social conditions in the countries where the Company has significant operation. In many of these locations, Vale is open to risks, such as potential renegotiations, annulments or changes imposed by existing contracts and licenses, property expropriation or nationalization, currency exchange, changes in legislation, local regulations and policies, political instability, bribery, extortion, corruption, civil war, acts of war, guerrilla activities, piracy in international transportation routes, and terrorism. The Company also faces the risk of having to submit to foreign jurisdiction or arbitration or to be forced to execute a court order against a sovereign nation within its own territory.

Company operations rely on authorizations and concessions from governmental regulatory agencies in the countries where the company operates. For further details about the authorizations and concessions that its operations rely on, please refer to item 7 in this Reference Form. The Company is subject to laws and regulations in many jurisdictions that can experience changes at any time, and changes of laws and regulations may require modifications in its technologies and operations and result in unexpected capital expenditures.

Actual or potential political or social changes and changes in economic policy may undermine investors’ confidence which could hamper investments and therefore reduce still negatively affect economic and other conditions under which the Company operates, so as to adversely affect its business.

Disagreements with local communities where the Company operates may have a negative impact on its business and reputation.

Legal disputes with communities where the Company operates may appear. Although the Company (i) contributes to local communities through taxes, royalties, employment and business opportunities and social programs, and (ii) maintains a team dedicated to minimize the Company’s social impacts, community expectations are complex and involve multiple stakeholders with different interests and constant evolvement. In some cases, Vale’s operations and mineral reserves are located on lands or near lands owned or used by indigenous or aboriginal tribes, or other groups. Some of these indigenous populations may have rights to review or participate in the management of natural resources, and the Company discusses and negotiates with them in order to minimize the impacts of operations or to have access to their lands.

Some Company mining operations and other operations are located in territories where property may be subject to disputes or uncertainties, or in areas destined to be used for agriculture, or for purposes of agrarian reform, which may cause disputes with land owners, communities and local government. The Company checks and negotiates with these groups in order to reach a common agreement regarding land access and how to minimize the impact from its operations.

Disagreements or disputes with local groups, including indigenous or aboriginal tribes, may cause delays or interruptions in operations, adversely affect the Company’s reputation or hinder its ability to work in mineral reserves and conduct operations. Protesters have acted in the past to disrupt Company operations and projects and may continue to do so in future. Although we are engaged in active discussions with all stakeholders and we defend ourselves vigorously against illegal acts, future attempts by protestors to cause harm to its operations could have a material adverse effect on its business.

The Company may experience adverse effects of changes in government policies or trends as nationalization of funds, including the imposition of new taxes or royalties on mining activities.

Mining is subject to government regulation in the form of specific taxes, fees and other contributions, as royalties on mining activities, which can have a significant impact on Company operations. In the countries where the Company operates, governments may impose existing taxes, fees or different contributions, or increase the existing rates for taxes, fees and different contributions, including royalties, reduce fiscal exemptions and benefits, solicit, or yet, compel renegotiation of fiscal stabilization agreements or, also, modify the basis on which they are calculated, in a manner unfavorable to the Company. Governments that have undertaken to create a stable tax and regulatory environment may shorten the duration of these commitments.

It is also possible that the Company must comply with internal benefit requirements in some countries, such as local processing rules, import taxes, or restrictions, or fees on transformed ore. Imposition or increase of such taxes or fees may significantly increase the risk profile and operational cost in these locations. The Company and the mining industry are subject to an increased nationalization trend related to mineral resources in certain countries where it operates, which may cause reductions in operations, tax increases or even expropriation and nationalization.

Concessions, authorizations, licenses and permits are subject to expiration, restriction or renewal and to various other risks and uncertainties.

Vale’s operations depend on the granting of authorization and concessions by regulatory organizations from the government of countries where Vale works. The Company is subject to the laws and regulations of several jurisdictions, which can change at a moment’s notice. Such changes may require changes in Vale’s technologies and operations, resulting in unexpected capital expenses.

Some of Vale’s mining concessions are subject to fixed expiration dates and can only be renewed for a limited number of times, and for limited periods. In addition to mining concessions, Company may obtain various authorizations, licenses and permits from government and regulatory agencies regarding the planning, maintenance, operation, and closure of the Company’s mines, as well as its logistics infrastructure, which may be subject to fixed due dates or to periodic reviews or renewals. Although the Company expects renewals to be granted when and as requested, there is no guarantee that such renewals will be granted as usual, as well as there is no guarantee that new conditions will not be imposed in this regard. Fees due by mining concessions may substantially increase over time in comparison with the original issuance of each operating license. If that is the case, the Company’s business objectives can be affected by the costs of maintenance or renewal of its mining concessions. Thus, it is necessary to continually assess the mineral potential of each mining concession, especially at the time of renewal, in order to determine if maintenance costs of mining concessions are justified by the results of future operations, and thus be able to let some concessions expire. There are no guarantees that such concessions will be granted under terms favorable to the Company, as well as there are no guarantees as to estimate future mining activities or operation goals.

In many jurisdictions where the Company has exploration projects, it may be required to return to the Government a certain portion of the area covered by the operating license as a condition for renewing license or obtaining a mining concession. This retrocession obligation may lead to a substantial loss of part of the mineral deposit originally identified in its feasibility studies. For more information on mining concessions and similar rights, see “Regulatory Issues”.

The Company may have its businesses affected by environmental, health and safety regulations, including regulations relating to climate change.

Almost all the aspects of Company’s operations, products, services and projects all over the world are subject to environmental, health and safety regulations, which may expose the Company to increased liability and costs. These regulations require that the Company obtains environmental licenses, permits and authorizations for its operations and conducts environmental and social impact assessments in order to obtain approval for its projects, and permit to start construction. Besides, all significant changes required in existing operations must also undergo the same procedure. Difficulties to obtain operating licenses may cause delays in the deployment of projects or cost increases. Environmental, health, and safety regulations also impose rules and control standards on activities relating to research, mining, pelletizing, railway and maritime transportation services, ports, decommissioning, refining, distribution and marketing of products. These regulations may give rise to significant costs and liabilities. Besides, community associations and other stakeholders may request an increase in sustainable and socially responsible measures and development, and the efforts may lead to the creation or review of governmental rules and policies, which could entail significant cost increases and reduce Company profitability. Litigation relating to these or other matters may adversely affect the Company financial condition or cause harm to its reputation.

It is worth noting that according to the National Environmental Council (“CONAMA”) Resolution no. 237/97, the maximum validity for environmental licenses is five (5) years for prior license, six (6) years for installation licenses, and 10 (tem) years for operation licenses.

Lack of licenses or authorizations from competent environmental authorities to build, deploy, alter, improve and activities operation and/or enterprises potentially polluting and users of natural resources subject the violator to criminal and administrative penalties. The value of the fine will depend on the evaluation of any eventual associated environmental damage. Additional to fines, violator may be subject to sanctions as suspension of activities, deactivation, and demolition, and others, which are also applicable should the Project constructor fail to comply with terms set forth in the environmental licensing.

Environmental, health, and safety regulations in many of the countries where Vale operates have become stricter in recent years and more regulations or a more aggressive enforcement of regulations already in force are likely to adversely affect the Company by imposing restrictions on its activities and products, by establishing new requirements relating to the emission and the renewal of environmental licenses, increasing costs or forcing the Company to get engaged in area expensive regeneration ventures. For example, changes in the Brazilian legislation to protect underground hollows have forced the Company to conduct large technical studies to participate in complex discussions with competent administration entities, discussions that are still ongoing. Therefore, Vale cannot yet assess the regulatory impact on its operations, though it is possible that in some operations and iron ore mining projects it may be forced to limit or alter mining activities, incurring on additional costs to conserver underground hollow or to make up for the impact inflicted on them, the consequences of which may be relevant to output volumes, cost or reserves in the Company’s iron ore business.

Concerns over the climate change and efforts to comply with international regulations could lead governments to impose limits on carbon emission, to impose taxes on gas the emission of greenhouse effect gases, and establish commercial emission conditions applicable to Company operations, which could adversely affect its operating costs or its investment requirements.  In many countries where Vale operates, for instance, there is legislation limiting the emission of greenhouse gases in the mining industry. National and international regulatory initiatives that affect Vale’s transportation activities could increase the company costs or force Vale to make new investments.

(n) Risks relating to Company’s ADSs and HDSs (American Depositary Shares and Hong Kong Depositary Shares)

If holders of ADRs or HDSs exchange the ADSs or HDSs, respectively, for underlying shares, they risk losing the ability to remit abroad funds corresponding to the sale in foreign currency.

The custodian of shares underlying the Company’s ADSs and HDSs keeps records with the Central Bank of Brazil, entitling him to remit U.S. Dollars abroad by way of payment of dividends and other distributions relating to the shares underlying ADSs and HDSs or to the disposal of the underlying shares. In the event holders of ADRs or HDRs exchange ADSs or HDSs for underlying shares, they shall be entitled to use the custodian’s records of US dollars for only five days from the date of exchange. Upon said term, holders of ADRs or HDRs can no longer hold and remit foreign currency abroad through the sale of underlying shares or distributions regarding such shares, unless they obtain their own registration, pursuant to the terms of applicable legislation, which confers on registered foreign investors the right to buy and sell securities at BMF&BOVESPA. If holders of ADRs or HDRs try to obtain a registration, they may incur expenses or suffer delays in the registration process, which may delay the receipt of dividends and other distributions with respect to the underlying shares or capital return in a timely manner.

The Company is unable to assure holders of ADR or HDR that their custodian registration or any registration will not be affected by future legislation modifications or additional restrictions applicable to holders of ADR or HDR, the disposal of underlying shares or the repatriation of resources obtained through disposal will not be taxed in the future.

Holders of ADR and HDR may not be able to exercise their pre-emptive rights relating to shares underlying their ADSs and HDSs.

ADR and HDR may not be able to exercise their preemptive rights or other rights relating to the underlying shares. The ability of HDR and ADR holders to exercise their preemptive rights is not guaranteed, especially if the law applicable in holders’ jurisdiction (for example, the Securities Act in the United States or the Companies Ordinance in Hong Kong) demands that a registration declaration be effective or that an exemption from registration be available relating to those rights, as is the case in the United States, or for any document enabling preemptive rights to be registered as a prospectus, as is the case in Hong Kong. The Company is not bound to make a registration statement in the United States, or make any other record with respect to preemptive rights in any other jurisdiction, or to take measures that may be necessary to grant exemptions from available registration and it cannot ensure to holders that it shall make any registration statement or take such measures.

ADR and HDR holders may encounter difficulties to exercise their voting rights.

Holders of ADR or HDR do not have the same rights as shareholders. They only hold contract rights established in their favor under their respective deposit contracts. ADR and HDR holders are not entitled to take part in shareholders meetings and may vote by means of instructions delivered to the depositary. In fact, the ability of an ADR and HDR holder to instruct the depositary on how to vote will depend on the term and procedures to provide instruction directly or through a custodian and the holder liquidation system. With respect to ADSs, if no instruction is received, the depositary may, subject to certain limitations, appoint an attorney designated by the Company.

Legal protections for holders of Company securities differ from one jurisdiction to another and may be inconsistent, unknown or less effective than investors’ expectations.

Vale is a global company whose securities are listed on many markets and which investors are located in many different countries. Investors’ legal protection systems vary across the world, sometimes in relation to important aspects, and investors must be aware that, as far as the Company’s securities are concerned, the protections and remedies available to them may be different from those they are used to in their markets. The company is subject to securities laws applicable in several countries, which provisions and monitoring and enforcement practices are different. The only Corporations Act applicable to the Company is the Brazilian equity companies’ law, with specific and substantial legal rules and procedures. The Company is also subject to corporate governance standards in various jurisdictions in which its securities are listed, but, as a foreign private issuer, the Company is not obliged to follow many of the corporate governance rules which apply to domestic issuers in the United States with securities listed on the New York Stock Exchange and is not subject to U.S. proxy voting rules. Likewise, the Company has been granted waivers and exemptions regarding certain requirements provided for in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (HKEx Listing Rules), in the regulations on Takeovers and Mergers and Share Repurchases and in the Securities and Futures Ordinance of Hong Kong, which are generally applicable to issuers listed in Hong Kong.

4.2                               Comments on expectations for changes in exposure to risk factors

The Company constantly analyzes the risks that the company is exposed to and which may adversely affect its business, financial situation and results of its operations. For that end, the Company counts on a risk management policy, under which it permanently monitors changes in the macro-economic and sectorial scenario which might impact its activities, by tracking the main performance indicators. The Company’s policy is one of continuous focus on financial discipline and conservative cash management. At present, the Company does not identify any scenario, which would lead to a reduction or increase in the risks mentioned in item 4.1 of this Reference Form.

Please find below the measures taken by the Company to reduce its exposure to some of the risk factors presented in Item 4.1 of this Reference Form:

The Company may not be able to adjust the volume of production in time or cost effectively in response to changes in demand.

The Company seeks to continually develop technology solutions for excellence in operational performance.

Concessions, authorizations, licenses and permits are subject to expiration, restriction or renewal and to various other risks and uncertainties.

To deal with this challenge, the Company seeks to be a sustainable operator, always trying to be a catalyst for local development. Specifically on the environmental aspects, the Company has actions to improve efficiency in the licensing processes, such as a greater integration between environment and project development teams, the development of a Guide to Best Practices for Environmental Licensing and Environment, the appointment of teams of highly qualified specialists, a greater interaction with environmental agencies and the creation of an Executive Committee to streamline internal decisions.

Company’s projects are subject to risks that may result in increased costs or delays that may jeopardize their successful implementation.

As a measure to mitigate projects’ risks, Vale invests in training its employees working in the planning and execution of projects, and has taken actions to streamline the environmental licensing that has been the main reason for delays, such as creating a Guide to Best Practices of Environmental Licensing and Environment. Besides, the Company has implemented the dissemination of information and prevention campaigns to improve standards of health and safety of employees.

Vale aims to control and manage environmental liabilities at its units. Contaminated areas are considered to be those where there is proven pollution caused by the deposition, accumulation, storage and infiltration of substances or residues, implying adverse impacts on assets to be protected. If there is any suspected contamination, Vale aims to carry on successive environmental studies aiming to limit the extension of environmental degradation and potential risks to health and environment. Discovery of contamination requires measures to be taken by government agents, agents of the entity causing the environmental damage and owners. Corrective measures should be applied aiming to establish quality levels compatible to a specific future use. Thus, upon detecting the need to remove contamination identified in the area, Vale aims to prepare the Remediation Plan, according to applicable rules. After the remediation, results found are monitored for a period of time to be defined by the environmental entity. Monitoring results will indicate the remediation efficiency.

Eventual use restrictions arising out of previously existing contamination and that is found after remediation of deactivated areas should be made public, by changing the registry before the appropriate registrar.

Operational problems may materially and negatively affect the company’s business and financial performance.

Along with the project development process, the Company has adopted an integrated risk assessment, which anticipates potential problems and allows mitigation plans. The methodological rigor promotes a higher accuracy of estimates, transparency and predictability in project development, as well as it ensures compliance with environmental regulations and health and safety requirements, and minimizes impacts on communities.

Deterioration of cash flow, credit rating and the Company ability to increase capital could adversely affect investments planned by the Company.

For purposes of maintaining the company ability to make investments expected for future years, Vale has granted greater emphasis in the reduction of costs, capital discipline, management of liabilities, management of working capital and divestments.

The company’s business may be negatively affected if its counterparties fail to meet their obligations.

The Company always seeks high-level partners and keeps a fair and close relationship over time. Additionally, Vale tries to assess the quality of its counterparts’ credits to define their exposure based on this evaluation.

Natural disasters can cause serious damages to the company’s operations and projects in countries where it operates and/or may have a negative impact on its sales to countries adversely affected by such disasters.

The Company has adopted measures that include business continuity plans that provide immediate responses to protect people, assets and the company’s image, alternative solutions to guarantee business continuity and fast recovery for return to normal production flow and monitoring and weather forecast systems. Moreover, the geographical diversification of its assets and sales to different countries and regions collaborate to reduce this risk.

The company may not have an adequate insurance coverage for certain business risks.

For cases where there is a limitation on purchased coverage, the Company uses its captive insurers to absorb some of the risks. In addition, it seeks to maintain a long-term relationship with the insurance and reinsurance market, and in all insurance lines, it works with the diversification of counterparties.

It is important to emphasize that the Company only mitigates part of the risks through insurance policies, applying the operational risk management methodology to prioritize the risks and, for the most relevant ones, developing controls and action plans to mitigate the risks.

The company faces an increase in extraction costs as mineral reserves are reduced.

As for the risks listed above, Vale seeks to have an extensive and high quality asset base in the business in which it operates, without relying solely on certain mines, thereby, diversifying risks. The Company invests heavily in mineral exploration since, with more samples, the estimation risk is reduced.

It continuously resupplies its reserve base through new projects to avoid depletion of mines. Moreover, it has a presence in several minerals and geographic locations, which also helps to diversify risks.

Labor disputes may disrupt the Company’s operations from time to time.

The Company believes that staff is one of its competitive advantages, and seeks to treat all employees in the fairest possible way. The Company promotes a work environment conducive to dialogue, in which all employees are encouraged to share with their colleagues and superiors their concerns of any nature.

The company may face shortages of equipment, services and skilled personnel.

The Company works to increasingly integrate strategic planning, anticipating the demand for equipment and skilled workforce, as well as investing in strategic contracts with suppliers and initiatives to train specialized technicians, engineers and employees engaged in project implementation.

Higher costs of energy or energy shortages may adversely affect the company’s business.

In order to mitigate the risk of power outages and/or costs, the Company manages a power generation portfolio, comprised by self-production hydroelectric plants and long-term supply agreements, based on current and projected energy needs of its mining operations.

The volatility of the exchange rate of currencies in which the company conducts its operations relative to US dollars could adversely affect its financial condition and operating results.

The Company’s cash flow exchange exposure is assessed in conjunction with other market risk exposures - prices of products and supplies and interest rates - and mitigated when deemed necessary to support the growth plan, strategic planning and the Company’s business continuity. Various forms of mitigation may be used: financial transactions through the use of derivatives in order to hedge, committed lines of credit guaranteeing liquidity, or any strategic decisions aimed at reducing the risk of cash flow. For more details, see item 5.2 of this Reference Form.

Integration between the Company and acquired companies, that are an important part of the Company’s strategies, may be more difficult than anticipated.

In order to mitigate the risk of integration, Vale works with a broad management focus on acquisitions and leverages the previously acquired knowledge.

The company is involved in several lawsuits that may adversely affect its business, if rulings are not favorable to the Company.

Mitigation measures include the use of defenses presented by the Company based on legal opinions, consolidated legal doctrine, as well as in the predominant case law in the Higher Courts. The internal guidance and consultancy work is based on these same guidelines, sticking to the facts presented.

The Company’s governance and compliance processes may not be able to avoid regulatory penalties and damages to its reputation.

The Company has internal controls and mechanisms to detect control failures and obtain information on cases of breach of conduct, especially through the Whistleblower Channel.

The adverse economic developments in China may cause a negative impact on the Company’s revenue, cash flow and profitability.

The Company mitigates this risk, which is reflected in prices, when deemed necessary to support its growth plan, strategic planning and business continuity.

The Company may be negatively affected by changes in government policies or trends as resource nationalism, including the application of new taxes or royalties on mining activities.

As safety measures, the Company systematically monitors the changes previously mentioned to react quickly, when applicable participates in discussions with the government through representative bodies of the mining sector and always seeks to operate in the most sustainable possible manner.

Environmental, health and safety regulations, including regulations relating to climate change, may affect the Company’s businesses.

The Company operates responsibly in all locations where it is present, respecting the communities and the environment. In order to be globally known as an example of excellence in the management of health and safety, the Company has been continually improving its systems.

4.3 - Publicly known and relevant in-court, administrative or arbitration proceedings

On December 31, 2014, the Company was not party in non-secret arbitrations.

(i) Labor

On December 31, 2014, the Company was defendant in 21,781 labor lawsuits, in a total of R$10.5 billion, for which there is R$1.9 billion provision due to risks involved. Labor lawsuits filed against the Company relate to matters as overtime, time in itinere, health hazard and dangerous conditions premium, salary equity, and outsourcing, among others.

The tables below present an individual description of labor suits relating to the business of the Company and/or its subsidiaries.

1) Claim no. 01266-2006-012

Jurisdiction	6th Panel Supreme Labor Court
Instance	3rd Instance
Date of filing	11/27/2006
Parties in the suit	Public Prosecutor for Labor matters (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$ 820,176.64
Main facts

The Public Prosecutor for Labor matters of Minas Gerais filed, on November 27, 2006, a public civil action seeking to prevent the outsourcing of operation of machines and equipment used for mining, such as wheel loaders, bulldozers and drills, monitoring and reading of instruments in the tailings dams and waste dumps, and preparation and execution of fire-plan (detonation).

On August 20, 2009, the ruling was issued (partially favorable) ordering Vale to refrain from outsourcing the services mentioned above, performing such activities, therefore, with its own employees. The court stated that such services were the main activities of the Company and thus could not be outsourced.

On October 15, 2009, Vale filed an appeal against this decision. The Prosecution Office has also appealed.

On February 22, 20/10, the Superior Regional Labor Court of the Third Region (TRT3) rejected Vale’s appeal and partially accepted the appeal filed by the public prosecution office, granting the legal protection sought, forcing Vale to immediately comply with the decision.

On May 18, 2010, Vale filed an appeal to the Supreme Labor Court (TST), claiming the violation of article 129, III, of the Federal Constitution, and article 83 of the Complementary Law No. 75/93, as well as of divergent case law based on the lack of collective interests authorizing the filing of the public civil action by the Prosecution Office, which could result in the lack of competence of such office to file such a claim and, consequently, dismissal of the action without appreciation on merits (article 267, I and VI and article 295, V, of the Code of Civil Procedure). Vale has also claimed the violation of Article 5, items XXII, LIV and LV, of the Federal Constitution and of Article 899 of the Consolidation of Labor Laws (CLT), because of the inapplicability of the mortgage ordered by the Regional Labor Court without an enforcement procedure. Finally, Vale claimed the violation of items II and XIII, of Article 5, and sole paragraph of article 170, both of the Federal Constitution, in view of the violation of the right to freely work, provided that the legal requirements are met, considering that activities performed by service providers are specialized and can be legitimately agreed.

On May 21, 2010, in the files of the action filed by Vale, the TST accepted the preliminary order to suspend anticipated effects determining immediate compliance with the decision.

On July 9, 2010, Vale’s appeal to the TST was dismissed by the TRT on the grounds that the lower court ruling did not violate any federal law or any predominant case law, against which decision Vale filed an interlocutory appeal on July 19, 2010 to the TST, which is still pending judgment, where it seeks acceptance of the appeal and assessment by the TST. On March 18, 2015, the interlocutory appeal filed by Vale was granted and the appeal was presented to be judged on April 8, 2015, reclassifying it as a Bill of Review.

Considering that despite the above decision the Prosecution Office understands there is a fine for alleged non-compliance with judicial decision by Vale, Vale is calculating amounts claimed by the Prosecution Office, namely, R$ 7,128,226.81, for purposes of checking their inclusion in the probability of loss.

Chances of loss	Probable
Analysis of impact in the case of losing the suit/ Lawsuit’s relevance to the Company

In case of maintenance of the unfavorable decision, Vale is obliged, in Minas Gerais, to refrain from outsource services previously mentioned, having to perform such activities through its own employees; and to provide for the termination of contracts of outsourcing which may have as their purpose such services.

Amount provisioned (if any)	R$ 226,753.88
Notes

There is only one labor claim filed by the employee who is on the list attached to the files of the Public Civil Action at stake who claims to be an employee of Vale. Initially, this was procedure no. 2102-2011-054, at the Court of Congonhas, however, due to decision regarding court competence, the claim was remitted to the Labor Court of Ouro Preto, where it is now procedure no. 1562-2012-069. The claim was judged to be inapplicable regarding recognition of employment relationship. An appeal was filed by the plaintiff, through whom the plaintiff was successful regarding the compensation for hours in itinere, and the inapplicability of the employment relationship claim was sustained. The decision judging the appeal was not subject to appeals, reason why it became final and ended this procedure on February 24, 2014.

2) Claim no. 0000676-11.2012.5.24.0041

Court	Labor Court of Corumbá — Mato Grosso do Sul
Instance	1st Instance
Date of filing	10/24/2012
Parties in the suit	Public Prosecutor for Labor matters (plaintiff) and Mineração Corumbaense Reunida - MCR (defendant)
Amounts, goods or rights involved	R$ 127,191.57
Main facts

The Labor Prosecution Office of Mato Grosso do Sul filed a public civil action claiming that MCR should be compelled to comply with labor safety rules set forth in Labor Regulatory Rules.

On December 12, 2012, MCR filed its defense, claiming that it has Always complied with Regulatory Rules and that the accident reported in the action has not occurred due to non-compliance by the employee with the safety rules and procedures required by the Company.

Upon the initial hearing, the court determined an examination to find whether or not there is non-compliance with Regulatory Rules.

The examination report is under conclusion.

Judicial decision was issued condemning MCR to register the Special Service in Engineering and Safety — SESMT and Occupational Medicine, according to the Regulatory Rules. Non-compliance with the obligation to do shall cause incurrence of R$ 60,000.00 (sixty thousand reais) fine per event, for the benefit of the Worker Support Fund (“FAT”) or any other social fund for the collectivity, to be indicated during the enforcement phase. Other claims were judged inappropriate.

Chances of loss	Probable
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company

Non-compliance with the obligation to do shall cause incurrence of R$ 60,000.00 (sixty thousand reais) fine per event, for the benefit of the Worker Support Fund (“FAT”) or any other social fund for the collectivity, to be indicated during the enforcement phase. Classification of loss from “possible” to “probable” considers the judicial decision determining that MCR should register the Special Service in Safety Engineering and Occupational Medicine - SESMT, according to the Regulatory Rules.

Amount provisioned (if any)	Not applicable, considering that the object of the claim is an obligation imposed to MCR.

3) Claim n. 00329.2006.92020003

Jurisdiction	Labor Court of Maruim — Sergipe
Instance	3rd Instance (Supreme Labor Court)
Date of filing	01/23/2001
Parties in the suit	Vale S.A. (defendant) and Union for workers extracting iron, basic and precious metals-Sindimina (plaintiff)
Amounts, goods or rights involved	Guarantee of the operational activities at the potassium chlorate mine in Sergipe.
Main facts

Lawsuit brought by SINDIMINA union in the State of Sergipe on January 23, 2011, aiming to improve the suitability of the working conditions of employees in the underground potash mine in Sergipe to bring them up to regulatory standard NR 15, especially as regards the temperature of the mine and noise level. Vale filed the defense on February 14, 2001, claiming the lack of competence of the Union to file the action and the lack of infringement against regulating rule NR-15, which would be proved in the Discovery phase.

On February 20, 2006, the ruling was issued determining the adoption of measures, within 30 days, to improve the cooling of the mine, otherwise the activities would be interrupted until the implementation of such measures, and a daily fine of R$ 100,000 would be applied. On September 25, 2006,

Vale filed an appeal to the Regional Labor Court (TRT), which was partially granted, on August 07, 2007, to exclude the interruption of mine activities and the payment of a daily fine of R$ 100 thousand from the conviction.

On November 29, 2007, Vale filed an Appeal before the Supreme Labor Court (TST) claiming compliance with the legal standards applicable to the activity.

On December 19, 2012, the TST rejected Vale’s appeal, and on February 6, 2012, Vale filed another appeal — known as motion for clarification. In March 2012, the motion was dismissed by the TST, and Vale filed another appeal, to the Individual Bargaining Session — 1 (SDI-1, internal division of TST) and also an “Extraordinary Appeal” to the Federal Supreme Court STF). Both of these appeals are still pending. The parties have been negotiating to reach a possible settlement, motivating suspension of the suit.

Chances of loss	Probable
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company

Any unfavorable decision may risk imposing an obligation to do so, fines and, in the worst case scenario, total or partial closure of the activities of the underground mine for exploitation of Potassium Chlorate/Sergipe, or a monetary penalty for illegal operation. The Company is taking precautionary measures to ward off the effects of any unfavorable decision, through improvements in working conditions.

Amount provisioned (if any)

No amount has been allocated since Plaintiff’s claim refers to an obligation to do something (that is, to adapt working conditions to the relevant laws and regulations), with no impact on past and current results. It should be noted that, notwithstanding the outcome of the claim, Vale is already making improvements in the mine conditions. Moreover, the decision provides for the payment of a daily fine if the company continues to develop the mine activities without taking into account the obligation to adapt working conditions to the relevant laws and regulations as provided for in the court ruling.

Therefore, the Company will only be subject to a fine (i) when the decision becomes final (res judicata) and (ii) if an expert evidence demonstrates that the measures adopted by the company were not sufficient to adjust the working environment to the court ruling.

(ii) Taxes

The tables below present a description of individual tax cases considered relevant to the business of the company and/or its subsidiaries.

As result of some tax exceptions engaging companies at Vale group, the Company creates a provision totaling, on December 31, 2014, the amount of R$ 1,088 billion, of which (i) R$296 million are related to controlled companies abroad, (ii) R$356 million are related to Brazilian controlled companies, (iii) R$ 302 million relate to provisions related to CFEM-related procedures (described in item 4.6(ii)in this Reference Form), and (iv) R$134 million related to other tax procedures of the Company.

With regard to the processes listed below which challenge the taxation of IRPJ and CSLL on profits from Company’s affiliates abroad, it is important to notice that (i) regarding the period from 2009 onwards, tax authorities may issue new tax assessments to ensure the right to collect from the remaining balance of values of said taxes, should they understand that the calculation done by the Company is not correct; (ii) regarding the portion of IRPJ and CSLL questioned in Writ of Mandamus no. 2003.51.01.002937-0 (item 1 in this section), the Company adhered to the Special Installment Program established by Law 12.865, dated October 9, 2013 (“Special Installment Program “); and (iii) regarding the other portion of IRPJ and CSLL discussed in Writ of Mandamus no. 2003.51.01.002937-0 (item 1 in this section), related to the period between 2002 (containing generating facts occurring in the period between 1996 and 2002), part of the debts related to year 2005 (related to tax credits that appear in Active Debt Certificates no. 70.2.12.000303-20 and 70.6.12.000814-20, arising out of Administrative Procedure no. 18471.001.243/2007-69, and supported in Tax Collection an no. 0015197-06.2012.4.02.5101), and year 2013 and following, were not object of adherence to the installment program.

Debts related to the years between 1996 and 2002 were not included in the tax recovery program due to the retroactive nature of the tax law, principle violated by the sole paragraph of article 74 in MP 2158/01, which, created only in 2001, intended, under legal fiction, require taxation of past events (1996 to 2001) in 2002. regarding the portion of the tax credit for year 2005, there is no adherence, as the portion corresponding to the requirement of taxes arising out of accrued compensated tax losses in prior years (1996 to 2002). Regarding the years 2013 and following, there is no adherence considering that the installment program allows for the payment of debts which generating facts occurred solely by December 31, 2012. These years, therefore, are outside of the scope of the program.

Additionally, considering the decision favorable to the Company in May 2012, attributing suspensive effects to the extraordinary appeal and, consequently dismissing the applicability of amounts being questioned, duly approved by the Plenary in April 2013, there is no need to post any bond while such favorable decision is still in force. In this sense, the company has used all the surety bonds and cancelled a pledge related to the third act of infringement (2007). In the case of Tax Collection 0011476-46.2012.4.02.5101 (Motion for Tax Collection 2012.5101.013553-4), waiting for the decision regarding the use of the seized amounts (the only collateral that remained in effect) to pay for the debt with discounts provided under Law 12.865/2013, the order was issued by Caixa Econômica Federal to convert R$ 41,299,643.64 (Nov/2014) into income. Waiting response for the order, waiting for the National Treasury to follow administrative procedures required for the payment of the debt

The special appeal addressed to the Superior Court of Justice (STJ), filed in the Writ of Mandamus no. 2003.51.01.002937-0 was judged in the session held on November 26, 2013, when Reporting Justice an Napoleão Maia, recognized (admitted) in part the appeal, and in this portion, he granted it, while Justice Sérgio Kukina partially granted the appeal, and, in that portion, denied it. This judgment was resumed on March 25, 2014, when Minister Ari Pargendler presented his vote, accompanying the reporting judge Napoleão Nunes Maia Filho, considering inapplicable the taxation of profit from foreign companies controlled by Vale, since international treaties against double taxation should prevail. The judgment session ended on April 24, 2014, when the First Panel of the STJ decided, by majority of votes, in favor of Vale. The decision was published on May 20, 2014.

This decision determined: (i) the incompatibility of the taxation regime on profits from affiliates domiciled abroad introduced by article 74 of the Preliminary Order no. 2.158-35/01 with certain international treaties against double taxation; (ii) the illegal nature of the taxation with positive results on asset equivalence set forth in article 7th, Normative Instruction no. 213/2002; and (iii) that profits gained by Vale in the Bermudas are subject to the terms in article 74, caput in MP 2.158-35/2001. The National Treasury filed an Extraordinary Appeal before the Federal Supreme Court, which is pending judgment.

Debts listed in said Writ of Mandamus and in discussion on the records of the following processes were included in the Special Installment Program: (i) Tax Collection 0023959-11.2012.4.02.5101 (IRPJ and CSLL debts related to years 2003 to 2006); (ii) Tax Collection 2011.51.01.518168-2 and Motion for Tax Collection 2011.51.01.509917-5 (IRPJ and CSLL debts related to year 2007); (iii) Tax Collection 0023958-26.2012.4.02.5101 (IRPJ and CSLL debts related to year 2007); (iv) Tax Collection 0011487-75.2012.4.02.5101 (CSLL debts related to year 2008); (v) Tax Collection 0011476-46.2012.4.02.5101 and Motion for Tax Collection 0013553-28.2012.4.02.5101 (IRPJ debts related to year 2008); and (vi) Tax Collection 0023974-77.2012.4.02.5101 (CSLL debts related to year 2008).

As determined in the legislation applicable to the Special Installment Program, on November 29, a 2013, the Company made the initial payments of values due as IRPJ and CSLL on the profit of affiliates located abroad, due to adherence to the installment program. At the time, the Company also formally adhered to the terms of the Special Installment Program, upon delivering the respective attachments set forth by Joint Order PGFN/RFB no. 9/2013. Monthly payment of the installments has been duly made, ever since.

Adherence to the Special Installment Program implied payment to the Federal Revenue Secretariat of R$5,940 billion by the end of November 2013. Additionally, under the terms in REFIS in Law no. 12.865/13, Vale paid US$ 6.0 billion in 2013, including the advanced payment and the initial payment and Vale agreed upon paying the remaining US$ 16.3 billion in monthly payments. On December 31, 2014, the balance US$ 16.8 billion is due in 166 monthly payments, subject to interest at the SELIC rate.

The total liability for the years 2003 to 2012, including filed and unfiled periods for the Company and its affiliates, was estimated at R$ 45.0 billion - R$ 17,084 billion as principal, R$ 9,831 billion as fine, R$ 11,983 billion as interest and interest on fines, and R$ 6,094 billion as fees.

Among options offered by the legislation, the Company opted for the payment in cash of the principal related to years 2003, 2004 and 2006 and dividing, into installments, the principal, fines, and interest related to 2005, and 2007 to 2012. According to the legislation, in case of cash payment, only the principal of the tax is due while in the installment payment, 80% of fines are exempted, as well as 50% of interest and 100% of fees.

The option chosen by the Company presents estimated face value of R$ 22,214 billion, where R$ 16,222 billion as principal, R$ 1,565 billion as fine, and R$ 4,427 billion as interest and interest on fines. Reduction of the principal is due to the discount of R$798 million due to accrued losses in Brazil. The current value of this option after tax benefits is R$ 14,425 billion, and it appears to be a better option compared to total payment in cash as it reduces the pressure on liquidity and minimize the present value of payments.

Participation on REFIS had impact of US$ 6.7 billion (R$ 15.3  billion) on the net profit in 2013. In 2014, financial expenses with impact on the net profit related to interest comprising the payments made under REFIS were US$ 451 million (R$ 1.0 billion). Future cash flows will be affected by monthly installments.

On this matter, it is important to note that on December 18, 2013, to comply with requirements in Law an 12.865/13, the Company submitted the petition to the records of said proceedings before the Superior Court of Justice (STJ), requiring partial dismissal of the decision and waiver of arguments under which the respective actions are grounded, according to partial waiver/dismissal parameters in the Writ of Mandamus no. 2003.51.01.002937-0.

Administrative procedures nos. 18471.000141/2008-15; 12897.000868/2009-98; 10569.000135/2011-64; 12897.000.023/2010-36; 10569.000199/2010-84, terminated. This matter is still discussed in the judicial sphere, being object of Tax Collections. These collections, in turn, were subject to dismissal, for purposes of adherence to the Special Payment in Installments, according to requirements set forth in Law 12.865/13, and the respective progress is presented in items 3.2, 4.2, and 5.2.

1) Writ of Mandamus 2003.51.01.002937-0

Jurisdiction	Superior Court of Justice and the Federal Supreme Court
Instance	3rd instance
Date of Filing	02/03/2003
Parties in the suit	Vale (Plaintiff/Appellant) and National Tax Authority (Defendant/Appellee)
Amounts, goods or rights involved	Not applicable
Main facts

In February 2003, Vale filed a Writ of Mandamus to ensure the right not to be subject to income tax and social contribution as far the profits of its subsidiaries and affiliates abroad were concerned, according to the sole paragraph of article 74 of the Provisional Executive Order 2.158-34/2001, and later amendments.

Arguments of the Company:(i) section 74 of the Provisional Measure overlooks the treaties against double taxation signed by Brazil; (ii) the National Tax Code forbids the aforementioned taxation as set forth by the Provisional Measure; (iii) even if section 74 of the Provisional Measure were valid, exchange variation should be excluded from the assessment of due taxes; and (iv) the rule IN 213/2002 is illegal and (v) violation of the principle of prior taxation related to generating facts occurring before December 2001.

In February 2003, an injunction request was granted to suspend the collection of the tax credit resulting from the challenged legislation, so that the rules of Law No. 9.532/97 would continue to apply. In August 2005, a rejection ruling was issued, causing revocation of the injunction previously obtained by Vale. Vale filed an appeal, which was received on September 29, 2005, which reestablished the suspension to enforce the tax credit obtained by the Company in the injunction.

On March 29, 2011, the Federal Regional Court of the 2nd Region (TRF 2nd Region) dismissed the appeal, rejecting the arguments of Vale.

After reviewing the ruling, published on May 30, 2011, Vale has changed the prognosis from “remote” to “possible”, as reflected in its financial statements for June 30, 2011, filed on July 28, 2011. On June 3, 2011, Vale filed an appeal (motion for clarification) against the decision by the 2nd Region TRF, pointing out omissions regarding the exchange rate variation and on the unconstitutionality of the sole paragraph of article 74 of Provisional Executive Order, in addition to a contradiction relative to the application of treaties to avoid double taxation. The contradiction claimed by Vale is based on the fact that such challenged decision states, at the same time, that (a) Article 7 of the treaties against double taxation prohibits Brazil from taxing profits of affiliates and subsidiaries abroad, (b) that treaties prevail against internal laws and (c) that, however, such provision does not prevent the application of article 74 of the Provisional Executive Order 2158-35/01.

On November 28, 2011, the ruling which judged the motion (motion for clarification) partially in favor of Vale was published determining exclusion of exchange rate variation on the amount of foreign investment, but rejecting the other requests and the suspension of the tax credit granted by the appeal. On December 13, 2011, Vale filed a Special Appeal at the Superior Court of Justice (STJ) and an Extraordinary Appeal at the Supreme Court of Justice (STF).

The Special and Extraordinary Appeals were admitted on May 7, 2012, the same day that Vale filed for a Preliminary Order before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF) requesting attribution of suspensive effects to the Extraordinary Appeal. The Preliminary Orders aimed to suspend the application of tax credits. At the STJ, although the preliminary order was granted initially, the decision judging the preliminary order rejected Vale’s claim, cancelling the preliminary order. At the STF, the preliminary order was granted on May 9, 2012 and confirmed by the panel at the STF on April 10, 2013, reason why it remains in force.

On October 22, 2013, the Special Appeal by Vale (STJ) was included in the judgment agenda, but was later removed by the Federal Prosecution Office that, subsequently, issued an opinion unfavorable to Vale’s claim.

On November 26, 2013, the First Panel of the STJ resumed the judgment of the appeal, when the Reporting Justice and Napoleão Maia partially granted the appeal and, in this portion, granted the appeal, while Justice Sergio Kukina also granted in part the appeal and, in this portion, he denied it. This judgment was resumed on March 25, 2014, when Minister Ari Pargendler presented his vote, accompanying the reporting judge Napoleão Nunes Maia Filho, considering inapplicable the taxation of profit from foreign companies controlled by Vale, since international treaties against double taxation should prevail. The judgment session ended on April 24, 2014, when the First Panel of the STJ decided, by majority of votes, in favor of Vale, and the decision was published on May 20, 2014. In short, the decision determined (i) the incompatibility of the taxation regime on profits from affiliates domiciled abroad introduced by article 74 of the Preliminary Order no. 2.158-35/01 with certain international treaties against double taxation; (ii) the illegal nature of the taxation with positive results on asset equivalence set forth in article 7th, Normative Instruction no. 213/2002; and (iii) that profits gained by Vale in the Bermudas are subject to the terms in article 74, caput in MP 2.158-35/2001. The National Treasury filed an Extraordinary Appeal before the Federal Supreme Court, which is pending judgment.

Chances of loss	Possible (regarding the remaining discussion which debt will not be subject to adherence to the tax recovery program).
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company

In the event of a final unfavorable decision, regarding all arguments raised by the Company, the Brazilian Tax Authority may collect income taxes and social contributions on profits of subsidiaries and/or affiliates abroad, taking into account the principle of the due process of law in the specific administrative and in-court collection procedures. This impact refers to the period which is not object of dismissal/waiver, for adherence to the Special Installment Plan, corresponding to the amount of R$ 1,515,851,530.61, as IRPJ, and R$ 415,414,688.29, as CSLL (December/2013), totaling R$

1,931,266,218.90. Amounts related to debts in 1996 and 2002, the 2005 portion and 2013 are not included.
Amount provisioned (if any)	Not applicable.
Notes

1 — On September 20, 2012, Vale received a summoning by the Federal Revenue of Brazil recognizing extinction of values related to Exchange rate variation, in the approximate value of R$1.6 billion. Such extinction is due to the partially favorable decision issued in the judgment of an appeal (motion for stay) by the Company in this Writ of Mandamus 2003.51.01.002937-0, as described above in the item “Main Facts”.

2 — The judgment of this direct claim of unconstitutionality (ADI) filed by the Confederação Nacional da Indústria (CNI) questioning constitutionality of article 74 in the Provisional Order 2.158-35/01 returned on April 3, 2013. On April 10, 2013, the result of such ADI was issued, and it was defined that article 74 is not applicable to affiliates located in countries without favored taxation (non-fiscal heavens), but is applicable to companies located in countries with favorable taxation (fiscal heavens). There was a decision for the retroactive nature of the sole paragraph of article 74 in the MP, implying the impossibility to apply this legislation to generating facts prior to 2002. On the same date, Extraordinary Appeals filed by Cooperativa Agropecuária Mourãoense - COAMO and EMBRACO were judged. The preliminary order of Vale was maintained under unanimous voting, as seen in an item 1.1.

3 - On December 18, 2013, in compliance with the terms in Law and 12.865/13, the Company filed a petition to the Superior Court of Justice requesting partial dismissal of the discussion and, also, waiving arguments under which the claim is grounded. On February 19, 2014, in the files of the Special Appeal, a partial waiver to the rights grounding the action was filed under terms required by Vale. The partial waiver produces effects in every tax contingency related to this issue, listed below

1.1) Development of Writ of Mandamus 2003.51.01.002937-0: Injunction no. 3.141

Court	Federal Supreme Court
Instance	3rd Instance
Date of filing	05/07/2012
Parties to the claim	Vale (plaintiff) and Federal Government (defendant)
Values, assets or rights involved	Not applicable
Main factors

On May 7, 2012, Vale filed for an Injunction to attempt to attribute suspensive effects to the Extraordinary Appeal filed in the Writ of Mandamus (item 1) aiming suspension of the applicability of amounts for IRPJ and CSLL being discussed.

On May 9, 2012, Justice Marco Aurélio Mello, from the Federal Supreme Court granted the injunction in this sense. On May 25, 2012, the Union filed an appeal. On May 28, 2012, the Union filed an appeal (interlocutory appeal) against the decision granting the appeal. On June 8, 2012, Vale filed its response to this appeal. On April 10, 2013, there was a decision rejecting, unanimously, the Union Appeal (interlocutory appeal) and maintaining the injunction favorable to Vale. This decision was published on September 30, 2013 and no appeal was filed. Therefore, unless the judges reconsider their decision, the suspensive effect will have effects until judgment of the extraordinary appeal. On December 18, 2013, Vale filed the waiver petition for purposes of adhering to REFIS. On February 14, 2014, a decision was issued determining the filing of a copy of the partial waiver request and the approving decision issued under the main Writ of mandamus (item 1 above). On February 24, 2014, Vale provided requested documents and the files moved to be appreciated by the reporting judge.

Probability of loss	Possible (regarding the remaining discussion, which debt will not be subject to adherence to the tax recovery program).
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company

In the event of any unfavorable outcome, there is a chance to require guarantee for amounts under discussion. This impact relates to the period that is not subject to dismissal/waiver for adherence to the Special Installment Program.

Allocated amount (if any)	None.

2) Tax Assessment Notice no. 18471.001243/2007-69

Court	Tax Appeals Administrative Council
Instance	2nd administrative instance
Date of filing	12/10/2007
Parties to the claim	National Tax Authority (plaintiff) and Vale (defendant)
Values, assets or rights involved	Total debt— R$ 1,931,266,218.90 (December 2014)
Main factors

On November 12, 2007, Vale was made aware of the Tax Assessment Notice which object is the collection of supposed income tax and social contribution debts levied on the accounting gain regarding the ownership equity of foreign subsidiaries in the 1996 to 2002 base years.

On December 10, 2007, Vale filed the defense (Impugnation), arguing that such requirements were not valid and that no penalty could be applied because the injunction issued in favor of Vale in the writ of mandamus no. 2003.51.01.002937-0 (item 1 above) was still in force. The Internal Revenue Trial Service (DRJ, for its acronym in Portuguese) partially granted the impugnation.

On August 18, 2008, Vale filed an appeal. The National Tax Authority also filed an Appeal regarding the partial reduction of the social contribution collection.

At the judgment of these appeals, held on May 19, 2010, some of Vale’s arguments were not assessed by the Administrative Council of Tax Appeals - CARF, because, according to this entity, the matter was deemed to be subject to assessment by the Judicial Branch. Additionally, (i) Vale’s argument regarding the running of the statute of limitations as far the collections of taxes referring to generating facts occurring in 1996 and 1997 were concerned, was rejected, (ii) the application of a fine against Vale was canceled, and (iii) the appeal from the National Tax Authority was dismissed.

On September 26, 2011, Vale filed a new appeal (motion for clarification) stating the existence of omissions in the decision by CARF, and the appeal was rejected.

On October 3, 2011, the National Tax Authority filed an appeal (special appeal) before the Superior Chamber of Tax Appeals against the CARF decision, in the portion that cancelled the penalty. Vale responded to the appeal filed by the National Tax Authority, as well as to the Superior Chamber against the CARF decision, regarding dismissal of the claim on the statute of limitations.

On January 24, 2012, the Special Major Taxpayer Office (DEMAC, for its acronym in Portuguese), ex officio, interpreting the decision of the Federal Regional Court of the 2nd Region in the writ of mandamus no. 2003.51.01.002937-0 (item 1 above) in the sense that there is an overlapping between the discussions in this administrative proceeding and in that writ of mandamus, rejected all administrative appeals and ordered the immediate collection of part of the credits that are currently object of Tax Assessment no. 0015197-06.2012.4.02.5101 (item 2.2). Therefore, the appeals filed by Vale and the National Tax Authority against the CARF decision have not been assessed by the Superior Chamber of Tax Appeals. Vale filed a writ of mandamus (no. 0001899-44.2012.4.02.5101 — item 2.1 below) to attempt to reverse the order of DEMAC and ensure the regular development of the administrative process. Alongside, the Company filed a request for reconsideration at DEMAC, which was denied and, ever since, the files are with the judge, waiting to proceed.

Probability of loss	Remote
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company

In the event of any unfavorable outcome, the taxes on the accounting gain regarding the ownership equity of foreign subsidiaries discussed under this tax assessment notice may be levied. Any financial impact, however, shall only occur in case of a final unfavorable decision in the in-court collection claim.

Allocated amount (if any)	None.

2.1) Writ of mandamus. 0001899-44.2012.4.02.5101 related to the Tax Assessment Notice no. 18471.001243/2007-69

Court	28th Federal Court of Rio de Janeiro
Instance	1st Instance
Date of filing	02/06/2012
Parties to the claim	Vale (plaintiff) and DEMAC (defendant)
Values, assets or rights involved	Not applicable
Main factors

On February 6, 2012, Vale filed a Writ of Mandamus to suspend the order of DEMAC and ensure the development of the administrative proceeding no. 18471.001243/2007-69 (item 2 above). The injunction request was denied, and Vale filed an appeal (interlocutory appeal) against this decision and a request for reconsideration. Both were rejected. The files remain with the judge, waiting to proceed.

Probability of loss	Possible.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable
Allocated amount (if any)	None

2.2) Tax Collection no. 0015197-06.2012.4.02.5101 regarding the Tax Assessment Notice no. 18471.001243/2007-69

Court	5th Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	03/13/2012

Parties to the claim	Federal Taxpayer Authority (plaintiff) and Vale (defendant)
Values, assets or rights involved	R$ 1,931,266,218.90 (December/2014), value already included in the amount of the main administrative process described in item 2 above, added with legal fees.
Main factors

On March 12, 2012, the National Tax Authority filed a claim to collect income taxes and social contributions presumably due, in view of the decision from DEMAC mentioned in item 2 above. On April 25, 2012, the National Tax Authority filed a petition requesting seizure of dividends to be distributed by Vale on April 30, 2012.

On April 26, 2012, Vale filed a petition challenging the request from the National Tax Authority and offering, alternatively, a bank guarantee to secure the debt. On the same day, the court accepted the offering of the guarantee, presented by Vale on April 27, 2012.

On May 8, 2012, the National Tax Authority presented a request to block monies through the BACENJUD system - through which the judge directly accesses all bank accounts in the country - that, upon objection by Vale, was rejected due to the preliminary order granted by Minister Marco Aurélio de Mello, suspending application of tax credits, object of this enforcement (item 1.1. above). Vale then requested acknowledgement of the lack of need to guarantee the execution — since application of credits is suspended — and dismissal of the previously granted surety bond, granted by the Court. Faced with such decision, on May 14, 2012, Vale paid the bail. Due to the aforementioned injunction granted in the provisional remedy cited in item 1.1, the lawsuit has been stayed, as the national Tax Authority cannot collect non-applicable credits. On July 17, 2014, Vale filed a motion requesting extinction of the tax collection due to the STF decision in ADI 2.588, which determined the unconstitutional nature of the sole paragraph in article 74 in Provisional Order 2.158-35/01. Waiting for the court to comment on the motion.

Probability of loss	Remote
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	In the event of any unfavorable outcome related to the injunction object of item 1.1 above, Vale may have to present a new guarantee of the amounts in question under this collection.
Allocated amount (if any)	None

3.1) Development of Administrative Claim no. 18471.000141/2008-15: writ of mandamus. 0004826-69.2012.4.01.3400

Court	14th Federal Court of the Federal District
Instance	1st Instance
Date of filing	01/25/2012
Parties to the claim	Vale (plaintiff) and President of the 2nd Chamber of the Tax Appeals Administrative Council (defendant)
Values, assets or rights involved	Not applicable
Main factors

On January 25, 2012, Vale filed a writ of mandamus against the decision of the President of the 2nd Chamber of CARF, issued in Administrative Claim no. 18471.000141/2008-15. On January 27, 2012, an injunction order was issued to suspend the effects of the decision mentioned above and to determine the regular processing of administrative claims no. 18471.000141/2008-15 and 12897.00868/2009-98. The National Tax Authority filed a claim to suspend the injunction request (no. 0009426-51.2012.4.01.0000) and, on March 12, 2012, a decision was issued suspending the validity of the injunction obtained by the Company, in the writ of mandamus issued in Administrative Claim no. 18471.000141/2008-15. Vale then filed an appeal (interlocutory appeal) which was rejected. After, in April 2012, a petition was filed notifying about the preliminary order granted by Minister Teori Zavascki, suspending collection of allegedly due values. The decision on the writ of mandamus is still pending. On November 25, 2013, a decision in favor of Vale was published.

On December 18, 2013, Vale filed the waiver petition for purposes of adhering to REFIS. On February 13, 2014, the judge issued an order determining that he was not entitled to appreciate the waiver request as he understood that, after publication of the decision, the judge ends with his jurisdictional activity and should be limited to correcting possible material and calculation errors. On May 2, 2014, the Prosecution Office filed an Appeal and, later, Vale reiterated its request to dismiss the claim due to adherence to the Special Payment in Installments under Law 12.865/2013.

Probability of loss	Not applicable due to adherence to REFIS.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable due to adherence to REFIS.
Allocated amount (if any)	None

3.2) Development of Administrative Claim no. 18471.000141/2008-15: Tax Assessment Notice no. 0023959-11.2012.4.02.5101

Court	7th Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	3/13/2012
Parties to the claim	National Tax Authority (Plaintiff) and Vale (Defendant)
Values, assets or rights involved	R$ 14,216,689,702.56 (in November 2013, date adhering to REFIS), without reduction factors provided for in the tax recovery program. Amount included in Administrative Claim no. 18471.0000141/2008-15.
Main factors	On May 8, 2012, before publication of the unfavorable decision by the STJ, in the injunction related to the item above and, thus, when the suspensive effect of the preliminary order granted was still in effect, the National Tax Authority, even with the suspended application of credits, filed a tax enforcement act to collect IRPJ and CSLL allegedly due, which, in their understanding, would be possible considering the decision by the President of the 2nd Chamber of CARF, mentioned in item 3.1 above.

On May 11, 2012, Vale filed a petition informing the granting of the injunction by the STF suspending the applicability of credits (item 1.1 above) and, on the same date, a decision was pronounced suspending this tax collection. On December 18, 2013. Vale presented a petition claiming the loss of object of the collection due to adherence to REFIS. On February 24, 2014, an order was issued determining (a) the National Treasury should comment regarding the notified payment, and (b) the presentation by Vale of a legible power of attorney, which has been complied with by the Company. The National Treasury requested an extension of the term for 90 days on November 26, 2014, and it was again invited to comment on the payment informed by Vale. On December 16, certificates were issued attesting that the National Treasury failed to comment, and suspending the claim. The decision on such request has not been published yet.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS.
Allocated amount (if any)	None

4.1) Development of Administrative Claim no. 12897.000868/2009-98, dated 01/11/10: Writ of mandamus 2011.51.01.005614-9

Court	32nd Federal Court of Rio de Janeiro
Instance	Awaiting admissibility judgment to file at 2nd instance
Date of filing	04/29/2011
Parties to the claim	Vale (Plaintiff) and National Tax Authority (Defendant)
Values, assets or rights involved	Not applicable
Main factors

On March 15, 2011, Vale received a letter collecting income taxes and social contributions which, according to the National Tax Authority, would not be the object of the appeal filed by the Company in Administrative Claim no. 12897.000868/2009-98

On March 23, 2011, Vale filed a petition requesting the cancellation of the collection on the grounds that the claimed values were indeed covered by the appeal.

On April 15, 2011, Vale received a notice from the National Tax Authority announcing the maintenance of the collection.

On April 29, 2011, Vale filed a writ of mandamus to suspend the collection. The preliminary order requested in this writ of mandamus was rejected.

On May 25, 2011, the Company filed an appeal (interlocutory appeal) against the decision that rejected the request for injunction to suspend the collection. On July 15, 2011, the request to suspend the effects of the previous decision in this appeal was rejected as well. On January 15, 2013, the ruling denying the writ of mandamus was issued. On January 30, 2013, Vale filed an appeal against the decision. On March 14, 2013, the judge received the appeal and attributed suspensive effect. On December 18, 2013, Vale filed the waiver petition for purposes of adhering to REFIS. The files were remitted to be appreciated by the judge.

Despite of the unfavorable decision issued in this writ of mandamus, application of tax credits discussed herein is suspended due to the STF decision (item 1.1 above).

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS.
Allocated amount (if any)	None.

4.2) Development of Administrative Claim no. 12897.000868/2009-98 dated 01/11/10: Tax Collection no. 2011.51.01.518168-2

Court	11th Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	07/08/2011
Parties to the claim	Federal Taxpayer Authority (plaintiff) and Vale (defendant)
Values, assets or rights involved	R$ 33,903,846.09 (November 2013, date adhering to REFIS) included in the amount of the main administrative process described in Administrative Claim no. 12897.000868/2009-98, added with legal fees.
Main factors

On July 8, 2011, the National Tax Authority filed a claim to collect income taxes and social contributions presumably due, in view of the collection letter mentioned in item 4.1. above.

On August 29, 2011, Vale submitted a surety bond guarantee regarding the tax collection, which was expressly approved by the National Tax Authority.

On September 28, 2011, Vale filed a defense (motion to stay under No. 2011.51.01.509917-5), requiring the suspension of the collection until the final judgment of the main writ of mandamus (item 1 above) and the cancellation of the Company’s Debt Certificate due to a material error, in view of an inconsistency of the amounts indicated therein.

On September 13, 2012, the National Tax Authority presented its response to Vale’s motion for collection.

Applicability of tax credits discussed herein is suspended due to the preliminary order by the STF (item 1.1 above), enabling cancellation, on July 4, 2013 of the surety bond presented as guarantee. On December 18, 2013, Vale filed a petition claiming loss of objecting of this collection due to adherence to REFIS. On August 20, 2014, suspension of the execution was determined until the end of the monthly payments.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS.
Allocated amount (if any)	None.

4.3) Development of Administrative Claim no. 12897.000868/2009-98 dated 01/11/10: Motion to Stay Collection no. 2011.51.01.509917-5

Court	11th Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	09/28/2011
Parties to the claim	Vale (plaintiff) and National Tax Authority (Defendant)
Values, assets or rights involved	Value already mentioned in item 4.2 above.
Main factors

On September 28, 2011, Vale filed a defense (motion to stay) requiring the suspension of the collection until the final judgment of the main writ of mandamus (item 1 above) and the cancellation of the Company’s Debt Certificate, that grounds this tax collection, due to a material error, in view of an inconsistency of the amounts indicated therein. On September 13, 2012, the National Tax Authority filed response to the motion for stay. Vale commented on the response by the National Tax Authority (response) and filed an appeal (motion for stay), requesting that the court commented about the suspension request for the collection based on the STF decision (item 1.1 above). The appeal was granted and the process was suspended. On December 18, 2013, Vale filed a petition claiming loss of objecting of this collection due to adherence to REFIS. On September 2, 2014, the National Treasury commented in favor of extinction of the tax collection due to the payments made. On March 26, 2015, the decision was issued judging the claim as extinct, with merit resolution and condemning Vale to pay attorneys’ fees at R$ 1,500.00. Award published on April 9, 2015, replacing the decision previously condemning Vale to the payment of attorneys’ fees.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS.
Allocated amount (if any)	None.

4.4) Development of the Administrative Claim no. 12897.000868/2009-98: Tax Assessment 0023958-26.2012.4.02.5101

Court	7th Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	05/8/2012
Parties to the claim	National Tax Authority (Plaintiff) and Vale (Defendant)
Values, assets or rights involved	R$ 17,623,009,684.76 (November 2013, date adhering to REFIS) included in the main administrative procedure described in Administrative Claim no. 12897.000868/2009-98, added with legal fees.
Main factors

On May 8, 2012, before publication of the unfavorable decision by the STJ, in the injunction related to item 1 and, thus, when the suspensive effect of the preliminary order granted was still in effect, the National Tax Authority, even with the suspended application of credits, filed a tax enforcement act to collect IRPJ and CSLL allegedly due, which, considering the administrative decision mentioned in Administrative Claim no. 12897.000868/2009-98.

Applicability of tax credits discussed herein is suspended due to a preliminary order by the STF (item 1.1 above). Vale filed a petition claiming suspension of the collection based on this decision. The claim was granted and the process is suspended. On December 18, 2013, Vale filed a petition claiming loss of objecting of this collection due to adherence to REFIS. On February 20, 2014, an order was issued determining (a) the National Treasury should comment regarding the notified payment, and (b) the presentation by Vale of a legible power of attorney, which has been complied with by the Company. The National Treasury failed to comment under the legal term, and on March 26, 2014, a decision was issued determining suspension of the process. On April 7, 2014, the National Treasury requested suspension of the claim for ninety days due to Vale’s adherence to the payment in installments, with legal benefits, using fiscal loss and the negative calculation base of CSLL. Waiting court decision regarding the request filed by the National Treasury.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS.
Allocated amount (if any)	None.

5.1) Development of Administrative Claim no. 12897.000023/2010-36, dated 02/12/10: Writ of mandamus 2010.51.01.017597-3

Court	Federal Regional Court of the 2nd Region
Instance	2nd Instance
Date of filing	09/28/2010
Parties to the claim	Vale (Plaintiff) and National Tax Authority (Defendant)
Values, assets or rights involved	Not applicable
Main factors

On August 19, 2010, Vale received a letter requesting the payment of income taxes and social contributions which, according to the National Tax Authority, would not be the object of the appeal previously filed by the Company in Administrative Claim no. 12897.000023/2010-36

On August 23, 2010, Vale filed a petition requesting the cancellation of the collection on the grounds that the claimed values were indeed covered by the appeal, which judgment is still pending, in

Administrative Claim no. 12897.000023/2010-36.

Given the acceptance of the arguments submitted by Vale, related to calculation errors, the National Tax Authority reduced the amount charged and issued a new collection letter, received by Vale on September 6, 2010.

Due to the partial maintenance of the collection, on September 28, 2010, Vale filed a writ of mandamus. The injunction request was granted to suspend the collection of debts required by the National Tax Authority.

Against this decision, the National Tax Authority filed an appeal (interlocutory appeal), which was denied.

On December 16, 2011, an unfavorable judgment was rendered, as the Court deemed that such values would not be the object of the administrative appeal filed by the Company, in Administrative Claim no. 12897.000023/2010-36.

Against this decision, Vale filed an appeal on January 9, 2012, After the reply by the appellee (National Tax Authority), the files were remitted to the TRF 2nd Region, to judge the appeal. On December 18, 2013, Vale filed the waiver petition for purposes of adhering to REFIS. On March 7, 2014, a decision was issued approving the waiver. On March 28, 2014, files were remitted to the National Tax Authority.

On April 25, 2014, the term ended for the parties to comment on the decision that approved the dismissal of the claim. Files were remitted to the 21st Federal Court of the Judicial Section of Rio de Janeiro on May 6, 2014 and were filed on May 30, 2014.

Probability of loss	Process ended
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Process ended
Allocated amount (if any)	None.

5.2) Development of Administrative Claim no. 12897.000023/2010-36 dated 02/12/10: Tax Collection no. 0011487-75.2012.4.02.5101

Court	1st Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	01/26/2012
Parties to the claim	Federal Taxpayer Authority (plaintiff) and Vale (defendant)
Values, assets or rights involved	R$ 21,731,827.64 (November 2013, date adhering to REFIS) included in the amount of Administrative Claim no. 12897.000023/2010-36, added with legal fees.
Main factors

On January 26, 2012, the National Tax Authority filed a claim to collect income taxes and social contributions presumably due, in view of the collection letter mentioned in item 5.1.

On February 2, 2012, Vale posted a bond to secure the tax collection claim and on February 6, 2012, the Court issued a decision considering such bond. Applicability of tax credits discussed herein is suspended due to a preliminary order by the STF (item 1.1 above). On May 7, 2013, the decision was issued suspending the process based on the STF decision and dismissing the need of guarantee of collected values, also authorizing cancellation of the surety bond presented by Vale. On December 18, 2013, Vale filed the waiver petition for purposes of adhering to REFIS. On January 28, 2014, the files were remitted to the National Tax Authority. On

June 24, 2014, the National Treasury requested suspension of the claim for sixty days to evaluate the payment made. On September 3, 2014, the decision was issued determining suspension of the collection until the end of the monthly payments, and the National Treasury represented to be aware on September 25, 2014.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS.
Allocated amount (if any)	None.

5.3) Development of Administrative Claim no. 12897.000023/2010-36 dated 02/12/10: Tax Collection no. 0011476-46.2012.4.02.5101

Court	4th Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	01/26/2012
Parties to the claim	Federal Taxpayer Authority (plaintiff) and Vale (defendant)
Values, assets or rights involved	R$ 60,325,116.23 (November 2013, date adhering to REFIS), as IRPJ, value already included in the amount of Administrative Claim no. 12897.000023/2010-36, added with legal fees.
Main factors

On January 26, 2012, the National Tax Authority filed a claim to collect income tax presumably due, in view of the collection letter mentioned in item 5.1, requesting the blockage of Vale credits in procedure no. 20035101.024181-3, underway at the 12th Federal Court of Rio de Janeiro. On February 2, 2012, Vale entered the records, filing a surety bond to guarantee collection.

On May 8, 2012, before publication of the unfavorable decision by the STJ, in the injunction related to item 1 and, thus, when the suspensive effect of the preliminary order granted was still in effect, the judge, upon request by the National Tax Authority, blocked on line R$ 55,654,046.21 in cash, through the BACENJUD system - through which the judge directly accesses all bank accounts in the country. Vale filed an appeal (interlocutory appeal) against this decision. The applicability of tax credits under discussion is suspended according to a preliminary order by the STF (item 1.1 above), reason why on May 14, 2012, a court order suspended the lawsuit.

On May 14, 2014, Vale filed a petition claiming the release of the value blocked online. On May 15, 2013, the Surety Bond was returned to the Company and, subsequently, an order was issued determining that the National Tax Authority should comment regarding the claim to release the blocked value. On June 18, 2013, the National Tax Authority commented contrary to the claim to cancel the online blocking. On July 9, 2013, a decision was issued cancelling the online blocking of Vale credits in procedure no. 2003.5101.024181-3, however, the order maintained the online blocking. On December 18, 2013, Vale filed a petition claiming loss of objecting of this collection due to adherence to REFIS.

On June 16, 2014, the National Treasury requested that Caixa Econômica Federal was notified to convert into income the deposit that guarantees the enforcement, in the amount of R$ 62,698,188.94, with payment discounts provided for by Law 12.865/13, as well as requesting later review of the files to take required administrative procedures to settle the debt. The National

Treasury was granted the review of the files to indicate the amount to be converted into final payment, with applicable deductions. On October 31, 2014, the National Treasury requested conversion into income of the amount of R$ 41,299,643.64 and on November 5, 2014 the order was issued by Caixa Econômica Federal to be complied with. On January 29, 2015, the National Treasury filed a brief requesting suspension of the claim for five days in order to allow the sector responsible for determining payment and cancellation could conclude the necessary procedures. On March 6, 2015, the National Treasury filed a motion informing that payments were imputed and remaining balances were cancelled, requesting the claim to be extinct. On March 19, 2015 Vale requested to withdraw the remaining judicial balance that, according to an order by Caixa Econômica, was R$14,198,955.67 on November 25, 2014. On the same date, the award was published determining extinction of the process and authorizing withdrawal of the remaining balance of the judicial deposit.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company

Based on legal determination, due to adherence to the tax recovery program (REFIS), the value deposited judicially, resulting from money attachment, will be converted into income in favor of the Federal Government, becoming final payment, upon application of reduction factors determined by Law 12.865/13. Possible remaining balance may be raised by Vale

Allocated amount (if any)	None.

5.4) Development of Administrative Claim no. 12897.000023/2010-36 dated 02/12/10: Motion to Stay Collection no. 0013553-28.2012.4.02.5101

Court	1st Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	03/08/2012
Parties to the claim	National Tax Authority (Defendant) and Vale (Plaintiff)
Values, assets or rights involved	Value already mentioned in item 5.4 above.
Main factors

On March 8, 2012, Vale filed a defense (motion to stay) against the tax collection in item 5.3 above.

The applicability of tax credits being discussed is suspended by a decision by the STF (item 1.1 above), reason why on May 10, 2012 a decision suspended the suit. On December 18, 2013, Vale filed the waiver petition for purposes of adhering to REFIS. On June 16, 2014, the National Treasury requested issuance of an order to Caixa Econômica Federal to convert R$ 62,698,188.94 into income, with payment discounts provided for by Law 12.865/13, as well as requesting later review of the files to take required administrative procedures to settle the debt. On November 5, 2014, the decision was published, extinguishing the claim, considering the dismissal due to adherence to Payment in Installments. The National Treasury represented to be aware on January 7, 2015, and there were no changes since then. The decision is res judicata and the files were archived.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS

Analysis of impact in case of loss/Reasons for the importance of the claim to the Company

Based on legal determination, due to adherence to the tax recovery program, the value deposited judicially, resulting from money attachment, will be converted into income in favor of the Federal Government, becoming final payment, upon application of reduction factors determined by Law 12.865/13. On February 12, 2015, the res judicata certificate was issued and on February 19, the files were written off. The remaining balance will be withdraw in the files of the respective tax collection.

Allocated amount (if any)	None.

5.5) Development of Administrative Claim no. 12897.000023/2010-36: Tax Assessment Notice no. 0023974-77.2012.4.02.5101

Court	1st Tax Collection Court of Rio de Janeiro
Instance	1st federal instance
Date of filing	05/08/2012
Parties to the claim	National Tax Authority (Plaintiff) and Vale (Defendant)
Values, assets or rights involved	R$ 4,609,749,384.28 (November 2013, date adhering to REFIS), value included in the main administrative procedure described in Administrative Claim no. 12897.000023/2010-36, added with legal fees.
Main factors

On May 8, 2012, before publication of the unfavorable decision by the STJ, in the injunction related to item 1 and, thus, when the suspensive effect of the preliminary order granted was still in effect, the National Tax Authority filed a tax assessment notice to collect the amounts of IRPJ and CSLL supposedly due, considering the administrative decision in Administrative Claim no. 12897.000023/2010-36.

The Tax Authority filed a request to block and seize monies through the BACENJUD system, which was denied. Vale informed in the files that the applicability of tax credits is suspended by a preliminary order by the STF (item 1.1 above), which caused the judge to determine suspension of the collection.

On May 11, 2012, Vale filed a petition informing about the attribution of suspensive effect to the extraordinary appeal filed in the writ of mandamus no. 0002937-09.2003.4.02.5101 due to preliminary order request filed in the (items 1 and 1.1 above) and requesting suspension of the enforcement, which was granted on the decision on May 17, 2012. On May 22, 2012, Vale filed an appeal (motion for clarification), which was accepted to clarify that the enforcement will remain suspended until notice of the final judgment of the extraordinary appeal filed by Vale (item 1 above). On December 18, 2013, Vale filed the waiver petition for purposes of adhering to REFIS. On July 22, 2014, the National Treasury requested suspension of the claim for sixty days to accompany the regularity of the payment. On September 3, 2014, the decision was issued determining the suspension of the claim until the end of the payment, and the National Treasury represented being aware on September 25, 2014.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS
Allocated amount (if any)	None.

5.6) Development of Administrative Claim no. 12897.000023/2010-36: Writ of mandamus no. 35681-31.2012.4.01.3400

Court	1st Tax Collection Court of the Federal District
Instance	1st federal instance
Date of filing	07/13/2012
Parties to the claim	Vale (Defendant) and National Tax Authority (Plaintiff)
Values, assets or rights involved	Not applicable
Main factors

On July 13, 2012, Vale filed a writ of mandamus to annul the measure taken by the President of the 3rd Chamber of the 1st CARF Section, which ordered the early dismissal of administrative process no. 12897.000.023/2019-36.

On July 19, 2012, a decision denied the injunction that had not been requested by the Company. Vale filed a petition for reconsideration, in an attempt to correct the decision that, by mistake, rejected an alleged request of preliminary order which was not even made. However, the request was denied.

In view of this decision on August 22, 2012, Vale filed an appeal, which was not granted. On July 8, 2013, the decision was published determining the claim was inapplicable and extinguishing the suit. Vale filed an appeal (motion for stay) and, after submission of an opinion by the Federal Prosecution Office, the files were remitted to the judge’s office. On July 8, 2013, an unfavorable decision was issued, and on July 25, 2013, Vale filed an appeal. Files were received by the Federal Regional Court on October 18, 2013 and we are waiting the judgment on the petition notifying adherence to REFIS.

After redistribution of the claim to Justice Ângela Catão, the National Treasury filed a petition on December 17, 2014 agreeing with the dismissal requested by Vale. On February 26, 2015, the decision approving the dismissal was published. On March 27, 2015, the term for appeal terminated and files were returned to the origin.

Probability of loss	Not applicable, as the debt has terminated upon adherence to REFIS
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable, as the debt has terminated upon adherence to REFIS
Allocated amount (if any)	None.

6) Administrative Proceeding no. 16682.721173/2013-04

Court	Office of Large Taxpayers— DEMAC / RJ
Instance	1st Administrative Instance
Date of filing	11/14/2013
Parties to the claim	Federal Revenue (plaintiff) and Vale (defendant)
Values, assets or rights involved	R$ 253,276,214.59 (December/2014).
Main factors

On November 14, 2013, the Office for Large Taxpayers — body of the Federal Tax Authority — filed an Act of Infringement to collect a fine due to alleged omissions and errors in data presented in magnetic files, related to operations carried out in calendar years 2008, 2009, and 2010. Magnetic files were presented to prove the relation between entrance and exit tax documents supporting the PIS and COFINS credit operation requested in the refund claim On December 13, 2013, Vale submitted its defense (impugnation), based on the following arguments: (i) the fine was applied in a wrong way; (ii) this is an alleged continuous infringement, which would cause reduction to the fine; (iii) infringement against the principles of proportionality and reasonability; (iv) contradiction between the checking term and the fiscal statement generating the act of infringement and decisions regarding claimed PIS and COFINS credits, (v) impossibility to apply a fine due to insufficient description of goods; and (vi) mistakes made by the supervision, while calculating gross income. On December 16, 2013, the files were forwarded to the Judgment Unit of the Federal Revenue Office of Brazil, in Ribeirão Preto — SP. On June 13, 2014, the objection was judged and granted partially, to reduce the fine percentage over the value of the operations from 1 to 0.2%. Vale filed an Appeal and a Voluntary Appeal and both appeals are pending judgment by CARF.

Probability of loss	Possible.
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable.
Allocated amount (if any)	Not applicable.
Notes	Resulting from MPF (Fiscal Procedure Order) no. 0718500.2012.0059

7) Administrative Proceeding no. 16682.721227/2013-23

Court	Office of Large Taxpayers— DEMAC / RJ
Instance	1st Administrative Instance
Date of filing	11/14/2013
Parties to the claim	Federal Revenue (plaintiff) and Vale (defendant)
Values, assets or rights involved	R$ 670,451,315.10 (December/2014)
Main factors

On November 14, 2013, the Office for Large Taxpayers — body of the Federal Tax Authority — filed an Act of Infringement to collect a 50% fine over a declined claim related to PIS and COFINS credit refund linked to exporting operations in the period between the first quarter 2008 and the fourth quarter 2010. On December 13, 2013, Vale submitted its defense (impugnation), based on the following arguments: (i) lack of final credit creation, (ii) controversial case law regarding the concept of input for purposes of PIS and COFINS credit and difficulties faced by the Company regarding its right to credit and compensations applied; (iii) lack of proportionality in the fine; (iv) fine applied separately, as a means to threaten the taxpayer. On December 16, 2013, the files were forwarded to the Judgment Unit of the Federal Revenue Office of Brazil, in Ribeirão Preto — SP. On March 21, 2014, the files were forwarded to the Guiding and Tax Assessment Division of the Office for Large Taxpayers of the Federal Revenue of Brazil in Rio de Janeiro - DEMAC/RJ, where they wait to be appreciated.

On July 3, 2014, Vale was notified about the decision that judged the objection inapplicable and on August 1, 2014, Vale filed an appeal. This appeal was fully granted to cancel the collection, in a decision notified to the company on January 23, 2015. Retroactive effects of MP 656/14, current at the time, was applied as the MP revoked the fine of 50% over the amount of the credit object of the request of refund that was not granted. The legal term that no longer defines as infringement the factual hypothesis described in the claim determines cancellation of the punishment applied before.

Probability of loss	Process ended upon decision fully favorable to the Company
Analysis of impact in case of loss/Reasons for the importance of the claim to the Company	Not applicable.
Allocated amount (if any)	Not applicable.
Notes	Derived from MPF (Fiscal Procedure Order) nº 0718500.2012.00599

(iii) Civil

The tables below present a description of individual civil nature processes considered relevant to the business of the company and/or its subsidiaries.

1) Claim no. 0063023-34.2008.8.19.0001

Jurisdiction	41st Civil Court of the Court of Justice of Rio de Janeiro
Instance	1st Instance
Date of filing	03/17/2008
Parties in the suit	Vale (plaintiff) and Movimento dos Sem Terra — MST (defendant)
Amounts, goods or rights involved	Protection of the company’s assets and guarantee of its operations
Main facts

Vale filed a suit with a request for anticipated relief obliging the defendant to cease attacks, violent acts or incitements which cause the operational stoppage of the company by the MST. The claim for anticipated relief was granted, establishing that the MST must refrain from such acts. The MST failed to comply with the decision, reason why Vale requested an increase in the established fine in the event of noncompliance, which was granted by the court.

Recently, both parties engaged into an effort to come to a possible settlement for this case.

Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company

The lawsuit was initiated in order to ensure the protection of the assets of the company and its operational activities. A possible unfavorable decision can increase the exposure of the company to MST attacks.

Amount provisioned (if any)	None.

2) Claim no. 0015963-69.2006.4025101

Jurisdiction	7th Specialized Panel of the Federal Circuit Court of Appeals of the 2nd Region (Court of Origin: 30th Court of the Federal Court of Rio de Janeiro)
Instance	2nd Instance
Date of filing	08/18/2006
Parties in the suit	Federal Rail Network (Rede Ferroviária Federal S.A.), succeeded by the Federal Union (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$ 4,301,976,312.60
Main facts	The plaintiff filed a claim against the Company to receive an indemnity claiming that it suffered losses arising out of contractual default on the part of Vale related to the failure to perform railway transposition in the city of Belo Horizonte. The parties have reached a settlement, through which the construction costs of the new railroad segment will be offset from an eventual conviction of Vale, if any, if the claim is judged in favor of the Federal Government. This agreement was legally approved. On June 25, 2012, a sentence rendered the lawsuit unfounded. The Federal Government filed an appeal that is awaiting judgment.

Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavorable decision could generate a financial loss for the company, in the light of the amounts involved.
Amount provisioned (if any)	None

3) Claim no. 0009362-71.1997.4.02.5001

Jurisdiction	5th Panel of the Federal Circuit Court of Appeals of the 2nd Region
Instance	2nd Instance
Date of filing	11/10/1997
Parties in the suit

Federal Public Prosecutor — Espírito Santo (plaintiff) and Federal Union, Gerdau, Açominas S.A., Companhia Siderúrgica de Tubarão, Usinas Siderúrgicas de Minas Gerais S.A., Vale, Odacir Klein, Luis Andre Rico Vicente, Jorge Eduardo Brada Donato, José Armando Figueiredo Campos, Rinaldo Campos Soares, João Jackson Amaral, Claudio José Anchieta de Carvalho Borges, Ivo Costa Serra and Companhia Docas do Espírito Santo - CODESA (defendants)

Amounts, goods or rights involved	Incalculable amount — application for annulment of the concession contract for use of port terminals for the Tubarão Complex.
Main facts

This is a Public Civil Action which aims to annul the authorization by which Vale and some of the other defendants operate the Port Terminal at Praia Mole, in the State of Espírito Santo. In November 2007, after 10 years of conducting the proceedings, there was a decision judging the requests to be inapplicable and recognizing the validity of concession contracts that allow exploitation of port terminals located in Praia Mole. On July 3, 2012, the decision was upheld by the Federal Circuit Court of Appeals of the 2nd Region (TRF2) when the appeal filed by the Prosecutor’s office was heard, filed against the decision by the TRF2, on October 23, 2012, special (STJ) and extraordinary (STF) appeals. Appeals filed by the Prosecution Office are to be remitted to higher courts to regulate the process and to judge.

Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons why it is relevant to the Company	Incalculable amount
Amount provisioned (if any)	None

4) Claim no. 0024892-89.2011.8.13.0570

Court	1st Civil Court of the District of Salina / MG
Instance	1st Instance
Date of filing	09/14/2011
Parties in the suit

Minas Gerais State’s Prosecutor (Plaintiff), Vale S.A., Minas Gerais Land Institute - ITER, Manoel da Silva Costa Junior, Evandro Carvalho, Mauro Eurípedes Rocha Mendes, Ricardo de Carvalho Rocha, Luciana Rocha Mendes, Orozino Marques de Carvalho, Adelzuith Marques Santos, Altemar Alves Ferreira, Breno Rodrigues Mendes (Defendants).

Amounts, goods or rights involved	Compensation for damages to the State of Minas Gerais in the minimum amount of R$ 200 million, civil fine in an amount of no less than R$ 600 million, plus the lands acquired by Vale.
Main facts

This is a Public Civil Action filed by the State’s Prosecutor (MP) against Vale and other 10 defendants, in which the Prosecutor claimed that “an organized group of people acted with the intention of illegally taking ownership of lands belonging to the State of Minas Gerais”. The MP requested an injunction determining defendants’ unavailability, with the exception of Vale’s, up to R$ 200,000,000.00, in addition to the search and seizure of tangible properties and the lifting of tax and bank secrecy. The petition was granted by the court and upheld by Minas Gerais’ Court of Justice. At the end, the Prosecutor petitioned the “stay of all effects — with consequent annulment — of all agricultural title that had been issued by the ITER involving the lands located in the Municipalities of Salinas, Santa Cruz de Salinas, Padre Carvalho, Fruta de Leite, Rubelita, between January 2007 and August 2011”; that the ITER was convicted “to hire, at their own expense, a specialized company to audit all legitimate titles issued by the State of Minas Gerais, whose amount could correspond to R$ 200,000,000.00”, “ a civil fine in the amount of no less than R$ 600,000,000.00”, “the loss of public roles and positions”, “the stay of political rights”, and “a ban from providing service or benefitting in any way from the government”. Vale filed its defense (objection) on March 15, 2012 and the decision has not been issued yet.

Chances of loss	Possible
Analysis of impact in the case of losing the suit/ Reasons why it is relevant to the Company

Damages to the Company’s image as its name is associated with land-grabbing in the Northern region of the State of Minas Gerais, and due to the annulment of acquisition and loss of amounts paid by Vale (approximately R$ 35 million)

Amount provisioned (if any)	None

5) Special Appeal 1.262.401 - BA

Court	Superior Court of Justice
Instance	3rd instance
Date of filing	08/26/2005
Parties in the suit	Interunion Capitalização S.A. (plaintiff) and Companhia Paulista de Ferro Ligas — CPFL (defendant)
Amounts, goods or rights involved	R$ 1,031,771,158.29.
Main facts

Interunion filed a collection claim against CPFL (Vale affiliate) to receive R$248,968,222.18, corresponding to 200 debentures object of the agreement that, although named “Forward Purchase and Sale of Debentures”, was indeed a debenture Lease Agreement an . The defense (motion for stay) filed by CPFL was rejected, causing the filing of an appeal to the Court of Justice of Bahia. While judging this appeal, the Court of Justice of Bahia sustained the rejecting decision, causing the filing of a special appeal (STJ) by CPFL. STJ accepted the special appeal by CPFL, determining extinction of the claim, understanding that Interunion failed to appropriately show the calculation performed, which is not dispensable to file a collection claim. Against the STJ decision, Interunion filed a series of appeals (motion for stay, motion of difference, interlocutory appeal and new motion for stay), which were all rejected successively. Interunion, then, filed an extraordinary appeal (addressed to the STF). Upon analysis of admissibility, the STJ understood that the appeal was not applicable, rejecting it, that is, its remittance to the STF to have analysis of the merit, under the terms in the decision published on March 10, 2014. Against this inadmissibility decision, Interunion filed an appeal (interlocutory appeal) that was sent to the STF on April 22, 2014, and where awaits judgment.

Chances of loss	Remote

Analysis of impact in the case of losing the suit/ Reasons why it is relevant to the Company

Eventual unfavorable decision in the process would cause financial losses to the Company. Classification of the loss was altered from probable to remote because of the favorable decision issued in favor of Companhia Paulista de Ferro Ligas — CPFL, as described in item “Main Facts” above.

Amount provisioned (if any)	Not applicable

5) 14 Civ. 3042 (RMB) AJP

Court	US Regional Court for the South District of New York
Instance	1st court
Date of filing	04/30/2014
Parties in the suit	Rio Tinto plc (plaintiff), Vale S.A., Benjamin Steinmetz, BSG Resources Limited, VBG—Vale BSGR Limited, BSG Resources Guinée SARL, Frederic Cilins, Mamadie Touré and Mahmoud Thiam(rés)
Amounts, goods or rights involved	Considering that this process is in the discovery phase, it is impossible to determine related amounts.
Main facts

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a claim against Vale, BSGR and other defendants before the US Regional Court for the South District of New York, claiming violations against the U.S. Racketeer Influenced and Corrupt Organizations Act — RICO regarding the assignment of mining rights in Simandou to BSGR by the Government of Guinea and the subsequent investment by Vale in VBG. The discovery phase started and, according to the current schedule, it should end in March 2016. Vale continues to defend itself vigorously against the claim, believed to lack merit.

Chances of loss	Considering that this process is in the discovery phase, it is impossible to determine the loss classification.
Analysis of impact in the case of losing the suit/ Reasons why it is relevant to the Company	Considering that this process is in the discovery phase, it is impossible to determine its impact in case of loss.
Amount provisioned (if any)	Considering that this process is in the discovery phase, it is impossible to determine its impact in case of loss and, thus, there was no provisioning of amounts, if applicable.

(iv) Environmental

The tables below present a description of individual environmental nature processes considered relevant to the business of the company and/or its subsidiaries.

1) Claim no. 0317.02.002974-8

Jurisdiction	2nd Civil Court of Itabira - Minas Gerais
Instance	1st Instance
Date of filing	09/26/1996
Parties in the suit	City of Itabira (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$ 4,104,785,052.97
Main facts

The municipality of Itabira seeks compensation for expenses that it alleges to have incurred with public services rendered as a consequence of Vale’s mining activities. The case was suspended, pending judgment of a writ filed by Vale to be used in this lawsuit, so that favorable evidence produced in another lawsuit could be used (item 2 below). On January 2012, the writ was judged against Vale. However, this case remains suspended because the court in the first degree has not yet received from the Court of Justice of Minas Gerais information on the writ. After this communication, the lawsuit may resume its normal course. However, the parties filed a joint petition on March 12, 2013 requesting suspension of the suit to attempt a settlement. On March 27, 2013, the claim was suspended upon agreement between the parties.
Chances of loss	Total amount divided into possible loss (15%) and remote loss (85%).
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavorable decision in the lawsuit would generate great financial losses for the Company, although there is no risk of stoppage of activities.
Amount provisioned (if any)	None.

2) Claim no. 0317.02.007032-0

Jurisdiction	1st Civil Court of Itabira - Minas Gerais
Instance	1st Instance
Date of filing	08/22/1996
Parties in the suit	City of Itabira (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$ 3,544,842,445.74
Main facts

Suit filed in the municipality of Itabira, in the State of Minas Gerais, in which the plaintiff claims that the operations of the iron mines in Itabira caused environmental and social damage and requires the restoration of the site and the implementation of environmental programs in the region. Expert witnesses were used in this case, and the report issued jointly by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”) and the State Foundation for the Environment (“FEAM”) was favorable to Vale. Nevertheless, the Municipality requested the production of new expert evidence, which was accepted by the judge. For this purpose, a multidisciplinary team from the Federal University of Lavras as appointed. On November 6, 2012, there was a settlement hearing in which the petition to stay the lawsuit was granted until May 6, 2013 in order to form the parties. Considering the end of the suspension, the City was invited to comment on the amount of expert examination fees and, in reply, the city requested the amount to be recalculated.

Chances of loss	Total amount divided into possible loss (7%) and remote loss (93%).
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavorable decision in the lawsuit would generate great financial losses for the Company, although there is no risk of stoppage of activities.
Amount provisioned (if any)	None.

3) Process no. 26.295.47.2012.4.3700

Jurisdiction	8th Federal Court of São Luís — Maranhão
Instance	1st instance
Date of filing	07/22/2012
Parties in the suit	Sociedade Maranhense de Direitos Humanos, Conselho Indigenista Missionário (CIMI), Centro de Cultura Negra do Maranhão — CNN (plaintiffs) and IBAMA and VALE (defendants).
Amounts, goods or rights involved	R$ 62,010.00
Main facts

The public civil action aims the suspension of the licensing process for the Expansion of Carajás Railroad. For that, plaintiffs claim that the environmental licenses granted by IBAMA are based on an environmental study which is insufficient to characterize — globally — impacts caused by the work, as well as fragmenting environmental licenses in order to uncharacterized the company’s obligation for environmental compensation due in view of the enterprise. In the end, after criticisms to the required licensing model, plaintiffs claim the nullity of the process and licensing.

In July 2012, the court granted a preliminary order, determining suspension of all Works and activities related to the expansion of the Carajás Railroad. Vale and IBAMA filed appeals (interlocutory appeals), aiming to reverse the decision, and filed before the Presidency of the TRF of 1st Region (DF) a claim to suspend the preliminary order, claiming that (i) the risk of serious irreversible economic losses arising out of any eventual maintenance of such preliminary decision, as well (ii) as the fact that the environmental study prepared by Vale fully complied with the terms in CONAMA RES 237, while there are no grounds for the claim regarding the serious risk of social-environmental unbalance. The suspension request was accepted by the Presidency of the TRF of the 1st Region, and the plaintiffs appealed against this decision (interlocutory), but were not successful and the decision favorable to Vale was maintained.

At the first instance, Vale and IBAMA filed their defenses claiming (a) the regular nature of the licensing process, (b) the clear definition, in the study, of all diagnosis regarding the impacts on areas and communities under direct and indirect influence of the work (including traditional communities), and (c) the need to respect the competence and technical skills held by IBAMA to carry out and conclude the environmental study. In recent decision, the federal judge accepted the claim by the Federal Public Defense Office to appear as plaintiff. Vale filed an appeal (interlocutory) against this decision, aligned with the opinion by the Federal Prosecution Office (MPF), in the sense of lack of legitimacy of the Public Defense to be party in the claim. The appealed decision was sustained, and there was reestablishment of the successive term for the Prosecution Office, IBAMA and VALE to present their comments. The Prosecution Office reiterated the annulment of the Licensing and IBAMA was requested to present new information about the Railroad operation and the removal of families. After IBAMA’s manifestation on August 12, 2014, the files were remitted to be analyzed by the court. The preliminary order was not granted on September 15, 2014, and the State of Pará presented its lack of interest in the claim. On February 27, 2015 an order was published to inform the beginning of the term applicable to Vale to present its comments on the licensing process filed by IBAMA. On March 30, 2015, Vale’s motion was filed. Waiting for decision.

Chances of loss	Remote.
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company

Eventual decision unfavorable to Vale, may compromise the licensing process for the expansion of EFC, with impacts on logistic operations of VALE to deploy the production transportation plan for Project S11D.

Amount provisioned (if any)	None.

4) Process no. 0021337-5220114.01.3700

Jurisdiction	8th Federal Court of São Luís — Maranhão
Instance	1st instance
Date of filing	11/04/2011
Parties in the suit	Federal Prosecution Office (plaintiff) and IBAMA and VALE (defendants)
Amounts, goods or rights involved	R$ 871,290.00
Main facts

Public Civil Action that aims to impose onto the company and to IBAMA the duty of redoing part of the environmental study that was used as basis to the licensing process for the expansion of Carajás Railroad (“EFC”), due to alleged failure of indication of impacts caused by the expansion of EFC onto quilombolas communities located close to segment 20 of the EFC, in Maranhão (communities of Monge Belo and Santa Rosa dos Pretos).

On March 8, 2012, the Court approved the agreement entered by and between the parties, under which, Vale agreed upon: (i) transfer the amount of R$700,000.00, to be managed by the Cultural Foundation Palmares and applied in the structural and cultural development of communities which protection is the object of this claim; (ii) carry out environmental studies of environmental recovery actions with hydric bodies located in the inside of quilombolas lands of Monge Belo and Santa Rosa dos Pretos; (iii) build, subsequently, four bridges in the inside of segment 20 of EFC, each one within a maximum period of 18 months, starting on the date of licensing by

IBAMA; (iv) alter all the level passages related to each bridge to be built, signaling and lighting the passages to be used by the communities; (v) place fences on both sides of the EFC at the segment 20, protecting the areas used as crossing by people and animals. On July 2013, Vale filed a petition claiming that all its obligations, disregarding actions by IBAMA and/or Fundação Cultural Palmares have been complied with.

In December 2013, the Prosecution Office filed a brief stating the non-compliance with obligations assumed under the agreement.

In view of this brief by the MPF, the court requested that Instituto Nacional de Colonização e Reforma Agrária (“INCRA”), IBAMA, Fundação Cultural Palmares, and Vale should prove compliance with the obligations, determining that Vale should comply with such obligations within sixty days. Vale was ordered to present justification within thirty days for the change in the schedule as provided for in sub item (e) in clause four of the judicial agreement (construction of bridges for vehicles and people). Thus, in October 2014, Vale presented a petition informing compliance with items (a), (b) and (f) and informing the new schedule to build the bridge, object of this agreement. After comments by MPF, as described above, the files were submitted to the judge. Decision pending.

Chances of loss	Probable.
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company

Despite of an agreement signed in this claim, under which the company agrees upon several obligations related to the social-economic aspects of the area, eventual non-compliance of such agreement may, in the worst scenario, motivate judicial decisions that suspend expansion and operation of EFC in the area, compromising logistic operations of the railroad for indefinite period.

Amount provisioned (if any)	R$700 thousand

4.4 — In-court, administrative or arbitration proceedings that are not confidential involving managers, former managers, controllers, former controllers or investors

1) Motion to Disagree in Special Appeal no. 1.310.535

Original Claim no. 005530-40.2007.8.19.0001

Jurisdiction	Appeals: Motion to Disagree before the 2nd Section of the Special Court of the STJ and Extraordinary Appeal before the STF (Original Court — 48th Civil Court of Rio de Janeiro)
Instance	Higher Court
Date of filing	05/09/2007
Parties in the suit	Petros (plaintiff) and Vale (defendant)
Amounts, goods or rights involved

Vale was requested to make an escrow deposit as payment on March 8, 2010 in the amount of R$ 346,773,910.20, due to the temporary collection claim filed by Petros. Although no final decision has been rendered yet, on August 23, 2011, Petros, to increase the amount deposited in escrow, presented a surety bond issued by Banco Bradesco in the amount of R$ 497.0 million.

Main facts

Petros filed an action claiming the receipt of purges made because of inflation arising from the economic plans called Plano Verão and Plano Collor on amounts paid under forward contracts for buying and selling gold concluded with Vale from 1988. These contracts were paid up and settled by Petros at that time. However, Petros started legal proceedings aimed at applying the decision on a matter taken in the STJ for savings accounts books, to contracts concluded with Vale. Vale maintains that the inflationary adjustments are not due; however, all decisions have been unfavorable to the company. An appeal was filed against this decision, but the appeal was not granted. Vale timely filed a Motion to Disagree before the 2nd Section of STJ. waiting to be judged. The special appeal filed by Vale was rejected by the STJ. Currently, there is an appeal (interlocutory appeal) filed by the

Company waiting to be judged by the STJ. The preliminary decision, - as there are appeals waiting to be judged - Vale was determined to pay R$ 346,773,910.20 claimed by PETROS in the lawsuit. To increase the amount deposited in escrow, Petros presented a bank surety bond in the amount of R$ 497 million. Should the appeal is successful and there are changes in the merit of the case, Vale may be entitled to recover the amount provided to Petros. There also is an extraordinary appeal filed by Vale to be processed and judged by the STF.

Chances of loss	Probable
Analysis of impact in the case of losing the suit

If a decision unfavorable to Vale becomes final (res judicata), the Company shall not have to pay anything else taking into account the escrow deposit of R$ 346,773,910.20 mentioned above. Additionally, such a decision can open a precedent for similar judgments in other cases where future contracts for sale of gold are in dispute (total of 12 cases, including this one. For more details see item 4.6 of this Reference Form).

Amount provisioned (if any)	No amount has been allocated given the escrow deposit made by Vale, which was withdrawn by Petros, upon the presentation of bank guarantee.

2) Claim no. 0079940-46.2010.4.01.3800

Jurisdiction	18th Federal Court of Belo Horizonte — Minas Gerais
Instance	1st Instance
Date of filing	02/18/2004
Parties in the suit

Transger S.A. (plaintiff) and Ferrovia Centro Atlântica S.A., Mineração Tacumã Ltda, KRJ Participações S.A., CPP Participações S.A., Carmo Administração e Participações Ltda, Fundação Vale do Rio Doce de Seguridade Social - Valia and Companhia Siderúrgica Nacional - CSN (defendants)

Amounts, goods or rights involved	Incalculable — Request for annulment of the General Meeting.
Main facts

The plaintiff brought a lawsuit requesting additionally to compensation, annulment of the General Meeting authorizing the capital increase of Ferrovia Centro-Atlântica S.A. - FCA in 2003 on the grounds of alleged practice of abusive acts by FCA’s controlling group. The decision that judged the action to be well founded, was annulled by the Court of Justice of Minas Gerais, and determined the production of new expert evidence. During the preparation of the new expert evidence, the National Agency of Land Carriage (ANTT, according to the initials in Portuguese) stated its interest in participating in the case and, for this reason, the jurisdiction in this procedure was transferred to the Federal Justice of Minas Gerais.
The judge of the 18th Federal Court of Belo Horizonte issued a decision recognizing the jurisdiction of the Federal Courts to judge the case because of ANTT’s interest in the maintenance of the concession and accurateness of the administrative act. ANTT appeared in the files, ratifying its understanding regarding the validity of the act authorizing increase of FCA’s capital stock. All parties were summoned to present final arguments, including ANTT, and the files were forwarded to the judge on October 30, 2013 to prepare the decision.

Chances of loss	Possible
Analysis of impact in the case of losing the suit / Relevance to the Company	Incalculable amount
Amount provisioned (if any)	None

3. Motion in Special Appeal no. 271.951 (Original Procedure No. 0529364272010.8.13.0145)

Jurisdiction	4th Panel of the Superior Court of Justice — STJ Original Court - 7th Civil Court of Juiz de Fora/Minas Gerais
Instance	1st Instance
Date of filing	October 12, 2012 (original date August 20, 2010)
Parties in the suit

SUDFER (plaintiff), and MRS Logística S.A., Companhia Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas — Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants)

Amounts, goods or rights involved	Incalculable
Main facts

Repair claim filed by Clube Sudfer, claiming that the controlling shareholders of MRS Logística S.A. (“MRS”), including Vale, have been acting abusing power, causing direct damages to MRS and, indirectly, to the minor shareholders. The plaintiff claims that ever since privatization of the former Rede Ferroviária Federal S.A. (“RFFSA”), when the exploration concession for the Southeastern Portion was granted to MRS, which controlling shareholders at the time were (and still are) clients of the railroad, they have adopted a tariff policy in their own favor and in non-egalitarian terms, because, for usual clients, in average, the fee was half (50%) of the maximum fee authorized by the National Agency for Land Transportation (ANTT), while non-usual clients were charged with the maximum tariff. The plaintiff claims that adoption of this tariff policy had caused damage to MRS, and the company failed to have better gains — charging a smaller fee from usual clients — and supposedly caused indirect loss to the minor shareholders, because they have not received dividends. Based on such claims, the plaintiff asked for: (i) condemnation of the controlling shareholders to pay any and all direct material damages imposed on MRS until the improper practice has been stopped, due to (i) the unfair reduction of the profits of the company, (ii) the non-payment of dividends, and (iii) the payment of less dividends in view of the reduced tariffs for controlling shareholders; (ii) controlling shareholders to be obliged to contract with MRS under “igualitarian terms”, considering the maximum level of the fee authorized by the Competent Authority; and (iii) condemnation of defendants to pay the 5% premium provided for in article 246, § 2 in Law 6.404, dated December 15, 1976, as well as winning fees. In January 2011, Vale and MBR presented their defenses. With the reply, exceptions were presented claiming inapplicability and impugnation of the amount of the cause. The inapplicability exception filed by Vale was rejected. Against this decision, Vale filed a bill of review, which suspension effect was granted until judgment. In January 2012, the appeal was granted to determine the competence transfer to the city of Rio de Janeiro. Against this decision, Clube Sudfer filed a Special Appeal, which was not accepted by the court of origin. Unhappy, the investment club filed a Special Appeal before the STJ, which was not recognized for being untimely. Clube filed an appeal against this decision, which has been waiting to be judged at the STJ since May 2014. While the appeal is not judged, the process remains suspended.

Chances of loss	Possible
Analysis of impact in the case of losing the suit / Relevance to the Company	Any unfavorable decision in the lawsuit would generate financial losses for the Company and would damage its image.
Amount provisioned (if any)	None

4) Special Appeal no. 1363585 (Original Procedure No. 0497166342010.8.13.0145)

Jurisdiction	4th Panel of the Superior Court of Justice — STJ Original Court - 8th Civil Court of Juiz de Fora — Minas Gerais
Instance	Higher
Date of filing	January 24, 2013 January 24, 2013 January 24, 2013.
Parties in the suit

SUDFER (plaintiff) and Júlio Fontana Neto, Henrique Aché Pillar, José Paulo de Oliveira Alves, Pablo Javier de La Quintana Bruggemann, Lauro Henrique Campos Rezende, Wanderlei Viçoso Fagundes, Hugo Serrado Stoffel, Guilherme Frederico Escalhão, Delson de Miranda Tolentino, Marcus Jurandir de Araújo Tambasco, Chequer Hanna Bou-Habib, Roberto Gottschalk, Joaquim de Souza Gomes, Luiz Antônio Bonaguara, Companhia Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas — Usinas Siderúrgicas de Minas Gerais, Gerdau S.A., and Vale S.A. (defendant)

Amounts, goods or rights involved	Incalculable
Main facts

Clube Sudfer, as minor shareholder of MRS Logística S.A. (“MRS”), filed a claim against the directors, members of the Board of Directors, and controlling shareholders of MRS (including Vale). The Plaintiff claims that directors and members of the Board have incurred in poor management acts upon approving the tariff model that prejudices MRS, in force in the period between 1998 and 2002. The plaintiff claims that there was a conflict of interests between the controlling shareholders and MRS, to the extent that, as usual clients of the railroad, the determination of fees lower than market value was favorable to them. As consequence of the adoption of this tariff model, MRS faced losses, without distribution of dividends to shareholders. As such dividends were not distributed, the plaintiff claims to be unable to comply with its financial commitments with third parties, and, additionally, was not able to receive financing from BNDES to participate in the second offer of MSR shares, during the privatization process. Based on these claims, plaintiff claims: (i) condemnation of defendants to the payment of indemnity for moral damages in the amount of R$ 150.0 thousand; (ii) condemnation of controlling shareholders to comply with the obligation to do, namely, the sale, proportional to the share held by each one, of 3,744,440 shares issued by MRS, for the same price and under the same conditions established in the Privatization Term; and (iii) considering the claimed shares, condemnation of defendants to the payment of all dividend-related differences due to the non-payment of dividends.

On March 15, 2012, Vale, MBR and former MRS managers Chequer Hanna Bou-Habib, Guilherme Frederico Escalhão, Hugo Serrado Stoffel and Roberto Gottschalk submitted their arguments. Vale also raised procedural issues (lack of competence exception), aiming to have the claim remitted to Rio de Janeiro. There was a decision accepting this claim and determining remittance of the files to the court in Rio de Janeiro. Clube Sudfer filed an appeal against this decision, which was not granted in July 2012. In view of the rejection, Clube Sudfer filed a Special Appeal, which has been waiting to be judged by the STJ since February 2013. While the appeal is not judged, the process remains suspended.

Chances of loss	Possible
Analysis of impact in the case of losing the suit / Relevance to the Company	Any unfavorable decision in the lawsuit would generate financial losses for the Company and would damage its image.
Amount provisioned (if any)	None

5) Procedure No. 2010.51.01.002548-3 — Writ of Mandamus

Jurisdiction	32nd Federal Court of Rio de Janeiro
Instance	1st Instance
Date of filing	10/25/2012
Parties in the suit

Clube SUDFER (Plaintiff) and the President of the Tangible Values Commission - CVM, Alberto Regis Távora, Chequer Hanna Bou-Habib, Vale S.A., Companhia Siderúrgica Nacional S.A., Delson de Miranda Tolentino, George Josef Schmidt, Godofredo Mendes Vianna, Henrique Ache Pillar, Inacio Clemente da Silva, Joao Paulo do Amaral Braga, Joaquim de Souza Gomes, Jose Paulo de Oliveira Alves, Julio Cesar Pinto, Julio Fontana Neto, Klaus Helmut Schweizer, Lauro Henrique Campos Rezende, Luiz Antonio Bonaguara, Marcus Jurandir de Araujo Tambasco, Marianne von Lachmann, Minerações Brasileiras Reunidas S.A. - - MBR, Pablo Javier de la Quintanna Bruggemann, Rinaldo Campos Soares, Valter Luis de Sousa, Wanderlei Vicoso Fagundes, Otavio de Garcia Lazcano, Andreas Walter Brehm, Guilherme Frederico Escalhão, Hugo Serrado Stoffel, Oscar Augusto de Camargo Filho, Roberto Gottschalk, Estela Maria de Almeida Palombo, Mauro Rolf Fernandes Knudsen (defendants).

Amounts, goods or rights involved	Incalculable
Main facts

Writ of Mandamus filed by Clube Sudfer against the act attributed to the president of CVM, claiming that the judgment of Administrative Procedure (“PAS”) no. 14/05, filed by Clube Sudfer before CVM, was full of vices. The plaintiff claims that the final decision on such PAS is full of vices as it fails to adopt conclusions by the Investigation Commission, responsible for the technical inspection at MRS Logística S.A. (“MRS”) to investigate claims presented by Clube Sudfer, regarding the alleged poor management by directors and members of the board of MRS, as well as the alleged abuse of power by major shareholders, including Vale. Based on such claims, the plaintiff claims: (i) preliminarily, the granting of a preliminary order to suspend PAS no. 14/05, to prevent judgment of the appeal by the Council of Appeals of the National System; and, in merit, it claims (ii) reformation of the decision rejecting the administrative request of annulment of the judgment of PAS no. 14/05, and consequent remittance of files to CVM; and (iii) new judgment to be responsibility of the CVM Panel, with new composition, declaring impediment and/or suspension of all CVM members that voted against Clube Sudfer.

This claim was originally distributed in February 2012, before the 22nd federal Court of the State of Rio de Janeiro, solely in face of CVM. In April 2010, the preliminary order was granted, determining suspension of PAS no. 14/05, to prevent judgment of the appeal. CVM filed an appeal against this decision, which was granted by the Federal Regional Court of the 2nd Region, to authorize the regular procedure of the appeal. In January 2011, upon request by the Federal Prosecution Office, all the defendants accused in PAS no. 14/05 were determined to be included as defendants in the writ of mandamus. In April 2011, the process was redistributed to the 32nd of the Federal Court of the State of Rio de Janeiro. In June 2011, Vale presented an appeal. Between 2011 and 2013, the claims defendants were regulated, including CVM as defendant. In March 2014, Clube Sudfer was invited to present response to the appeals presented. In September 2014, the decision was published, denying the request by Clube Sudfer, recognizing the termination of the right to file a writ of mandamus. No appeal was filed by Clube Sudfer. The files were remitted for the archival in December 2014.

Chances of loss	Remote
Analysis of impact in the case of losing the suit / Relevance to the Company	Any unfavorable decision in the lawsuit would generate financial losses for the Company and would damage its image.
Amount provisioned (if any)	None

6) Procedure no. 0393909-98.2012.8.19.0001

Jurisdiction	3rd Corporate Court of Rio de Janeiro
Instance	1st instance
Date of filing	10/05/2012
Parties in the suit

Carteira Administradora Coletiva Dynamo, Ruth Cazal, Fernanda Cazal, Roberto Amaral de Almeida Rocha, Alexandra Lima Alves Derenzi, Breno Wajchenberg, Roka Fundo de Investimento Multimercado, and Invester Clube de Investimentos (plaintiff) and Vale (defendant)

Amounts, goods or rights involved	Around R$ 89.0 million.
Main facts

Plaintiff’s claim that Vale had issued debentures based on deeds that provided for security deadline conditions other than those agreed upon at general meeting, reason why they claim Vale is condemned to pay the debentures according to the estimated compensation at the general meeting minutes. Vale was cited on May 27, 2013 and filed its defense on June 17, 2013. The court of the 13th Civil Court understood that, due to the issue within, the procedure should proceed at one of the corporate courts. The process was forwarded to the 3rd Corporate Court. Being a claim which object arises out of a right, there was no production of evidence and on February 5, 2015, the decision was issued judging the claim to be applicable. On February 20, 2015, Vale appealed, and the term for response by the plaintiff has not started yet. Pending judgment.

Chances of loss	Possible
Analysis of impact in the case of losing the suit / Relevance to the Company	Eventual unfavorable decision in the procedure would cause financial losses to the Company.
Amount provisioned (if any)	None.

4.5 — Relevant confidential claims

On December 31, 2014, the Company was not a party in any relevant and sensitive cases.

4.6 — Publicly known and relevant repeated or related in-court, administrative or arbitration proceedings

(i) Labor

This item 4.6 of the Reference Form highlights the amount allocated in relation to repeated or related claims. Given the size of the Company, the number of employees and service providers and the number of labor claims, only those repetitive processes that represent more than 5% (five percent) of all claims filed against the Company on December 31, 2014, described in the table below, namely: joint/subsidiary liability (13%), overtime (9%) additional payment due to unhealthy or risky work environments (7%), fines (6%) and commuting hours (5%).

Fact and/or legal cause	The more recurring objects are subsidiary/joint liability, overtime, additional payment for hazardous/unhealthy conditions, hours “in itinere” and fines.
Amounts involved	R$ 4.3 billion
Amount provisioned	R$ 1.0 billion
Company practice or that of subsidiary which caused the contingency	Difference of interpretation between the Company, employees and unions to various facts, legal and regulatory instruments concerning the issues above.

(ii) Tax

Fact and/or legal cause	Discussion about the taxable base for the calculation of the Financial Compensation for Exploring Mineral Resources — CFEM (for its acronym in Portuguese)
Amounts involved	R$ 4,837 billion (including interest and fines by December 31, 2014).
Amount provisioned (if any)	R$ 302 million.
Company practice or that of subsidiary which caused the contingency

Vale is involved in many administrative and legal proceedings concerning the collection of CFEM credits. Such claims result from tax assessments by the National Department of Mineral Production — DNPM, an independent government agency under the control of the Ministry of Mines and Energy and involve discussions on the alleged difference in values resulting from tax deductions and travel expenses, arbitration and prescription term for collection, incidence of CFEM on pellets and on final client’s sales invoicing abroad and irretroactivity of IN 6/00. In 2012, the Company paid values related to external transportation and, additionally, values analyzed by the Workgroup (comprised by Vale and DNPM members) went down, and in 2013 the Company paid the amounts related to transportation that had not ended yet, and the statute of limitation is set forth as five years.

Fact and/or legal cause	Collection of State VAT (ICMS) on interstate transfer of ore.
Amounts involved	Pará: Original total amount: R$ 1.430 billion (12/31/2014)
Amount provisioned (if any)	None.
Company practice or that of subsidiary which caused the contingency

Tax authorities in the State of Pará filed, in 2010 and 2013, six acts of infringement claiming payment of ICMS incurring on the transfer of iron ore from the mines in the State of Pará to port facilities in the State of Maranhão. The acts of infringements are based on differences in the understanding related to the calculation of ICMS in interstate transfer operations for iron ore between establishments of the same title holder. In any event, Vale claims that the Tax on Goods and Services, in interstate transfer, should incur on the cost price under the terms in Supplemental Law (LC) no. 87/96, as this is a produced good and not “non-industrial product”. Three of these acts of infringement are in the judicial phase and cover years 2007 to 2009, in the total amount of R$ 760 million (in December 2014) — amount guaranteed by a collateral letter. The other three acts of infringement — related to 2010 to 2012 — were judged as final in the administrative phase in November 2014 against the Company, and refer to R$ 670 million (in December 2014) and will be object of judicial claims, when the Company will present a guarantee for their payment.

Fact and/or legal cause	Collection of ICMS on transportation
Amounts involved	Minas Gerais: Total amount: R$ 1,140 billion (12/31/14).
Amount provisioned (if any)	None.

Company practice or that of subsidiary which caused the contingency

Vale disagrees with the payment of Tax on Goods and Services (ICMS), allegedly due to the State of Minas Gerais, incurring on the transportation of iron ore by Vale itself.
Regarding collection of generating facts related to years 2009 and 2010 (R$ 460 million), an annulment claim was filed on January 22, 2015. On January 30, 2015, a preliminary decision was published in favor of the Company. Regarding acts of infringement for collection of generating facts occurring in years 2011 to 2013 (R$ 680 million), impugnation was filed on December 30, 2014 and is currently waiting judgment.
In any event, Vale claims that ICMS is not due as there is no provision of service for itself.

(iii) Civil

Fact and/or legal cause

Twelve pension funds claim receipt of purges made because of inflation arising from economic plans called Plano Verão and Plano Collor on amounts paid under contracts for buying and selling gold concluded with Vale from 1988. More specifically, in the Petros case, which is the most significant one in amount terms, Vale was condemned to pay the R$ 346,773,910.20 (item 4.4, table 1, above).

Amounts involved	R$ 199,648,743.47, corresponding to the total amount from the other 11 cases, that is, excluding the Petros case, which is dealt with separately.
Amount provisioned (if any)	R$ 640,895.01 related to the ELETROS case.
Company practice or that of subsidiary which caused the contingency

The contingency has been generated according to the edition of economic plans called Plano Verão and Plano Collor, both created by the Federal Government between 1989 and 1991. The contracts in discussion around these were all paid by Vale and considered to be settled by the plaintiffs at the time. However, the plaintiffs started legal proceedings aimed at extending application of the decision on a matter judged in the STJ for savings accounts books, to contracts concluded with Vale. The Company maintains that repayment of inflationary purges is not due.

4.7                               Other significant contingencies

Vale was involved in discussion with Swiss authorities regarding the granting of tax benefits to its Swiss subsidiary, Vale International. The dispute was resolved in December 2012 when Vale International paid the additional federal taxes claimed by the Swiss federal authorities, in four payments in the total amount of CHF 212 million Swiss francs. The first payment of CHF 53.2 million was made in January 2013 and payment of the last installment is expected in 2015.

Vale International’s federal and regional tax exemptions were renewed at a rate of 80% through 2015, and are subject to certain conditions related to employment, real estate investment, and collaboration with Swiss universities.

Relevant Conduct Modification Agreements and Terms of Commitment

The Company is a party in the following relevant terms of commitment and conduct modification agreements:

Cooperation Agreement not resulting from Administrative / Legal Proceeding

Origin: Terms of Engagement signed with the Indigenous Community (TI) Mãe Maria

a) Parties

Vale, Indigenous Association Te Mêmpapytarkate Akrãtikatêjê da Montanha, Jê Jõkrityiti (Akrãkaprekti) Association, Indigenous Association Parkatêjê Amjip Tar Kaxuwa and Indigenous Association Kyikatêjê and Fundação Nacional do Índio — (“FUNAI”), with the Federal Prosecution Office (“MPF”) at Marabá, acting as intervening party.

b) Agreement Date	03/01/2012, 07/27/2012, 07/24/2012, and 08/02/2012
c) Description of the facts that have led to entering this agreement

Based on its social accountability policy, Vale already had entered into Engagement Agreements with the indigenous individuals from the Mãe Maria TI, which expired in 2012. Therefore, due to the influence of the Carajás Railroad (“EFC”) on this community, Vale decided to continue to send funds to meet the urgent needs of the individuals from this community, making sure that the Indigenous Component study and Basic Environmental Plan (PBA) were conducted, documents that are required for the licensing process to expand the Carajás Railroad, now, with FUNAI, helping communities to manage funds.

d) Commitments made

Financial transfer in support to health, education actions, productive activities, surveillance of the territory and administration. On the other hand, indigenous communities commit not to stop any productive activity or invade Vale facilities, in particular the Carajás Railroad, and they also authorize the Indigenous Component study and the Basic Environmental Plan (PBA), documents required for the licensing process to the project to expand the Carajás Railroad.

e) Deadline, if any	Many different deadlines due in January 2015, time of conclusion of the Study of Indigenous Component and Basin Environmental Plan (PBA).
f) Information about the conduct adopted to comply with the commitments made in the agreement	The Community Relations Director had two focal points monitoring compliance with the commitment made in the Engagement Agreement, in particular the transfer of financial resources.
g) Consequences in the event of noncompliance

Failure to comply by indigenous people causes suspension of the transfer of funds and health service. When non-compliance is by Vale, there is risk of indigenous people promoting actions that stop or affect Company or subsidiaries activities, as manifestations that imply stoppage at the EFC, prejudicing railroad operations. Said manifestations by the indigenous people also tend to restrict freedom of access of Vale’s teams and hired third parties who run studies inherent to environmental licensing processes and actions related to compliance with conditions, which may be characterized as non-compliance with the environmental licenses granted by the environmental entity, weakening Vale’s position, or of its subsidiaries, at the institutional level, with not prejudice to the executive measures to be taken by the MPF, IBAMA, FUNAI, and the other autarchies involved with the protection of indigenous rights.

2nd Amendment to the Agreement to Promote Sustainable Development, executed with FUNAI and the Krenak People, effective between 2011 and 2019, and this agreement is an amendment to the Agreement that settled Public Civil Action no.  2006.38.13.009676-0

Origin: Agreement that settled the Public Civil Action filed by the MPF and FUNAI against CEMIG — Companhia Energética de Minas Gerais, CVRD — Companhia Vale do Rio Doce and CHA — Consórcio Hidrelétrico Aimorés (“Public Civil Action” and “Agreement”, respectively). After termination of the Agreement, on 11/30/2011, the Company voluntarily executed: (i) the Agreement to Promote Sustainable Development of the Indigenous Land of the Krenak (“Agreement to Promote”), (ii) the First Amendment to the Agreement to Promote and (ii) the Second Amendment to the Agreement to Promote Segundo Aditivo ao Termo de Fomento.

a) Parties

a)             Agreement - MPF, FUNAI, CEMIG — Companhia Energética de Minas Gerais, CVRD — Companhia Vale do Rio Doce and CHA — Consórcio Hidrelétrico Aimorés;

b)             Agreement to promote — Vale, Krenak Indigenous People, FUNAI and MPF;

c)              First Amendment to the Agreement to Promote — Vale, Krenak Indigenous People, FUNAI and MPF;

d)             Second Amendment to the Agreement to Promote - Vale, Krenak Indigenous People and FUNAI

b) Agreement Date

(a)         Agreement —executed on 07/18/2008 to 11/30/2011

(b)         Agreement to Promote — executed on 10/24/2011 — effective from 12/01/2011 to 06/01/2012

(c)          First Amendment to the Agreement to Promote — executed on 05/03/2012 — effective from 12/01/2011 to 12/01/2013*

(d)         Second Amendment to the Agreement to Promote — executed on 03/27/2015 — effective from 12/01/2011 — 12/01/2019*

*Amendments above alter terms in the original Agreement to Promote, with retroactive effects. This is the reason their respective effective dates are 12/01/2011, date of effectiveness of the Agreement to Promote.

c) Description of the facts that have led to entering this agreement

Approval of the Agreement settled the Public Civil Action filed by the MPF and FUNAI, that aimed the deployment of mitigating and compensation measures arising out of the installation of Usina Hidrelétrica de Aimorés. The purpose of the Agreement was the provision of environmental, social, and economic support, by recovering 54 hectare of green area, construction of 5 cultural centers and deployment of milk cattle project. After termination of the Agreement, voluntarily by the Company, and aiming to maintain the support and the relationship between Vale and the Krenak People, new terms were executed, maintaining the Company assistance to the development of the indigenous people. The contract currently in effect is the Second Amendment to the Agreement to Promote.

d) Commitments made	Provide financial and technical support to milk cattle project.
e) Deadline, if any	(a) Agreement — 07/18/2008 to 11/30/2011 — executed on 07/18/2008 (b) Agreement to Promote — 12/01/2011 to 06/01/2012 — executed on 10/24/2011

(c)          First Amendment to the Agreement to Promote — 12/01/2011 to 12/01/2013* - executed on 05/03/2012

(d)         Second Amendment to the Agreement to Promote — 12/01/2011 — 12/01/2019* - executed on 03/27/2015

* Amendments above alter terms in the original Agreement to Promote, with retroactive effects. This is the reason their respective effective dates are 12/01/2011, date of effectiveness of the Agreement to Promote.

f) Information about the conduct adopted to comply with the commitments made in the agreement	The Department of Community Relations includes a focal unit that monitors compliance with obligations set forth in the Second Amendment to the Agreement to Promote.
g) Consequences in the event of noncompliance

Failure to comply with the Second Amendment of the Agreement to Promote by indigenous people causes suspension of the transfer of funds. When non-compliance is by Vale, there is risk of indigenous people promoting actions that stop or affect Company or subsidiaries activities, as manifestations that imply stoppage at the EFC, prejudicing railroad operations. Said manifestations by the indigenous people also tend to restrict freedom of access of Vale’s teams and hired third parties who run studies inherent to environmental licensing processes and actions related to compliance with conditions, which may be characterized as non-compliance with the environmental licenses granted by the environmental entity, weakening Vale’s position, or of its subsidiaries, at the institutional level, with not prejudice to the executive measures to be taken by the MPF, IBAMA, FUNAI, and the other autarchies involved with the protection of indigenous rights.

Agreement of Social and Environmental Commitment FUNAI, Vale, MPF and Tupiniquim People of Terra Indígena Comboios (“TI Comboios”), executed in August 2014, related to the Subprogram of Social and Environmental Liabilities of the Basic Environmental Plan ( (PBA) of the Corrective Operation License (“LOC”) of Estrada for Ferro Vitória-Minas

Origin: - Agreement of Social and Environmental Commitment related to the Subprogram of Social and Environmental Liabilities of the Basic Environmental Plan (PBA) of LOC for Estrada de Ferro Vitória-Minas

a) Parties	Vale, MPF, FUNAI and the Tupiniquim People of TI Comboios.
b) Agreement Date	08/13/2014
c) Description of the facts that have led to entering this agreement

Based on the Indigenous Component Study, responsible for identifying possible impacts of the EFVM on the TI Comboios, in the Corrective Operation License Process for EFVM, actions were proposed under the Environmental Basic Plan, including the Subprogram of Social and Environmental Liabilities, aiming to provide financial funds to the indigenous people to be used in specific areas: education, health, home, production activity and social projects.

d) Commitments made

Transfer financial funds busing a judicial account, with intermediation of the MPF and FUNAI, to support indigenous people in actions at the following areas: education, health, home, production activity, and social projects.

e) Deadline, if any

Until full and appropriate destination of the funds, while Company obligation is to transfer R$ 5,000,000.00 (five million reais) in 2 payments, which has been complied with, with no need for additional investments, and only compliance with some conditions by the indigenous people is pending, as their access to the funds is conditioned to approval by the MPF and FUNAI of the project proposal to be presented, to use the funds for the above mentioned specific areas.

f) Information about the conduct adopted to comply with the commitments made in the agreement	The Department of Community Relations includes a focal unit that monitors compliance with obligations set forth in the Agreement of Social and Environmental Commitment
g) Consequences in the event of noncompliance

Failure to comply with the Second Amendment of the Agreement to Promote by indigenous people causes suspension of the transfer of funds. When non-compliance is by Vale, there is risk of indigenous people promoting actions that stop or affect Company or subsidiaries activities, as manifestations that imply stoppage at the EFC, prejudicing railroad operations. Said manifestations by the indigenous people also tend to restrict freedom of access of Vale’s teams and hired third parties who run studies inherent to environmental licensing processes and actions related to compliance with conditions, which may be characterized as non-compliance with the environmental licenses granted by the environmental entity, weakening Vale’s position, or of its subsidiaries, at the institutional level, with not prejudice to the executive measures to be taken by the MPF, IBAMA, FUNAI, and the other autarchies involved with the protection of indigenous rights.

Legal Agreement

Origin: Proceeding no. 21337.52.2011

h) Parties	Vale, MPF, Palmares Cultural Foundation, National Institute for Colonization and Land Reform, and IBAMA.
i) Agreement Date	03/08/2012
j) Description of the facts that have led to entering this agreement

The MPF has accused Vale, who subsidized the licensing process for the Carajás Railroad expansion project, of lacking the environmental study investigating the diagnostic impact of the expansion on the two quilombo communities located in the State of Maranhão.

k) Commitments made

(i) Transfer the amount of R$ 700,000.00 to the Palmares Foundation to help with the construction of clinics and of an educational center; and (ii) Development of a study of the local environmental impact, recovery of waterways, and the building of overpasses in the next four years, as specified in the legal agreement schedule.

l) Deadline, if any

Sparse deadlines, with commitment to be met through the end of the Carajás Railroad expansion project. Among them are: (i) the already made payment of R$ 700,000.00 to the communities to finance the building of social devices in the community and Palmares Foundation; (ii) development of an environmental study — already done — and the adoption of measures to mitigate the impact of the Company’s operations and activities in the region; (iii) building of four overpasses for the communities that are parties in the agreement and with a deadline of construction extending over four years; and (iv)

improvement of the current passageways until the overpasses are built in the region. These commitments are underway.
m) Information about the conduct adopted to comply with the commitments made in the agreement

The General Manager of Project Relations, who works under the Director of Northern Logistic Projects (DIPL), focuses on engineering and public relations, monitoring compliance with the activities developed by Vale. The commitments and deadlines reflect the item above.

n) Consequences in the event of noncompliance	The MPF may request that the Company comply with the commitments made, under penalty of a fine determined by a competent federal judge.
o) Other notes	—

Conduct Modification Agreement (TAC) no. 283/2004

Origin: Preparation Proceeding no. 0203/01 - Regional Labor Public Prosecution Office of the 1st region — Rio de Janeiro

a) Parties	Labor Prosecution Office and Vale S.A.
b) Agreement Date	12/15/20014
c) Description of the facts that have led to entering this agreement	Legal obligation to train and hire people with disabilities to meet legal requirements, including regarding the quota set forth in article no. 93 of Law no. 8.212/91
d) Commitments made

Initially, professionally train about 34 to 40 disabled people to start. To develop a national program. To enter into partnerships with Organization like SENAI for training. During training, to provide transportation, food, and medical care. After training, to hire people with disabilities.

e) Deadline, if any	The TAC is renewed yearly and it indicates the year’s quota for training and hiring.
f) Information about the conduct adopted to comply with the commitments made in the agreement	Development of an inclusion program for people with disabilities.
g) Consequences in the event of noncompliance	R$1,000.00 per worker that is not trained and hired, within the quota for that particular year
h) Other notes

The TAC allows Vale to fail to fully comply with the quote set forth by Law no. 8.212/91, while complying with obligations set forth therein. If there is noncompliance with the TAC, Vale must immediately meet the quote specified by the Law, losing this requirement provided by the Agreement.

Environmental Obligation Agreement: TCA at do Pico do Itabirito

Origin: Public Civil Investigation no. 319.02.0001-8 MPMG

a) Parties

Minerações Brasileiras Reunidas S.A. - MBR, Vale S.A., Ministério Público Estadual-MG, Instituto Estadual de Florestas, Secretaria de Estado do Meio Ambiente e Desenvolvimento Sustentável de Minas Gerais, and Anglogold Ashanti Brasil Mineração Ltda.

b) Agreement Date	7/9/2010
c) Description of the facts that	Agreement signed for the enforcement of protection measures

have led to entering this agreement	to the area known as Pico do Itabirito and archeological site of Cata Branca.
d) Commitments made	Environmental and landscape remediation in protected areas.
e) Deadline, if any	Schedule presented to the State Prosecution Office — expected conclusion: July 2015.
f) Information about the conduct adopted to comply with the commitments made in the agreement	Procedures to recover areas in progress, with fencing and signage as archeological site, environmental education programs and environmental remediation project at the area known as Pico do Itabirito.
g) Consequences in the event of noncompliance	Fine R$2,500.00/day delaying enforcement of the agreed and non-complied with portion.
h) Other notes	—

4.8                               Rules of the country of origin and of the country in which the securities are held in custody

Not applicable to the Company, as it is not a foreign issuer.

5.1                               Description of the main market risks

Considering the nature of the business and operations of the Company, the main factors of market risk to which the company is exposed are:

·                  exchange rates and interest rates;

·                  product and inputs prices;

Exchange risk and interest rate

The Company’s cash flow is subject to the volatility of several currencies, since its products prices are indexed predominantly on the US dollar while a significant portion of its costs, expenses and investments are indexed in other currencies, in particular in Brazilian real and Canadian dollars. Frequently, Vale uses derivatives, especially swaps and forward operations, attempting to reduce the potential cash flow volatility arising out of this currency difference. Vale also uses swaps to translate part of the debt service costs denominated in reais into US dollars.

The company is also exposed to interest rates on loans and financing. Debts with floating interest rate in US dollars consist mainly of loans that include exportation pre-payment operations and loan from commercial banks and multilateral organizations. Overall, these debts are indexed according to Libor (London Interbank offered Rate) variations. While considering the effect of interest rate volatility onto cash flow, the Company considers possible effect of natural hedge between fluctuations in US interest rates and prices of commodities in the decision making process for financial investments.

On December 31, 2014, 71.7% of Vale’s debt was in American dollars (US$), corresponding to R$ 54,014 million, of which R$ 35,350 million were tied to fixed interest rates and R$ 18,664 million were tied to Libor. Another 21.9% of the debt is in Brazilian Real (R$), corresponding to R$ 16,495 million, of which R$ 5,150 million were tied to the IBR Rate, R$ 7,437 million were tied to the TJLP (long term interest rates) and R$ 3,907 million to fixed interest rates and others. The remaining 6.4% of the debt were expressed predominantly in euros (€), corresponding to R$ 4,848 million, at fixed interest rate.

For more information about risks on exchange and interest rates, see item 4.1 in this Reference Form.

Risk of product and inputs prices

The company is exposed to market risks related to price volatility for commodities and inputs. The Company’s main products are: iron ore and pellets, nickel, copper products, fertilizers and coal. The Company’s main input are different material and equipment, including tires, transporting belts, parts and components of mining equipment, rail equipment, industrial facilities and workshop maintenance, fuels and gases, and electric power.

For more information on the risk of product prices, see item 4.1 in this Reference Form.

5.2                               Description of the policy for management of market risks

The Company understands that risk management is essential to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy with the objective of providing an integrated view of risks to which it is exposed. To do this, it not only assesses the impact of variables negotiated in the financial market on business results (market risk), but also those arising from a liquidity risks, risks from the obligations assumed by third parties to the Company (credit risk), those inherent to inappropriate and deficient internal processes, personnel, systems or external events (operational risk), and others.

Vale’s Board of Directors established a policy of corporate risk management and a Risk Management Executive Committee for purposes of supporting the growth plan, the strategic planning, and continuity of Company businesses, in addition to strengthening the Vale Group’s capital structure and asset management, ensuring an appropriate flexibility in financial management, maintaining the necessary level of solidity for the level of investment, as well as strengthening corporate governance practices.

The policies of corporate risk management determine that Vale should measure and monitor its corporate risk in a consolidated manner, for purposes of ensuring that the total level of corporate risk is aligned with guidelines set by the Board of Directors and the Executive Directors.

The Risk Management Executive Committee, created by the Board of Directors, is responsible for supporting the Executive Directors in risk assessment and for issuing opinions related to Company risk management. It is also responsible for supervising and reviewing the principles and instruments used in corporate risk management.

The Executive Directors are responsible for approving the developments of policies in rules, regulations and responsibilities and informing the Board of Directors on such procedures.

Rules and guidelines used in risk management complement the corporate risk management policy and define Company practices, procedures, controls, roles and responsibilities related to risk management.

When needed, the company may allocate specific risk limits to management activities requiring those, including, without limitation, limits on market risk, corporate and sovereign risks, according to acceptable limits to corporate risk.

a.                                      Risks for which protection is sought

Vale is exposed to the behavior of several market risk factors (especially the price of products and input, exchange rates and interest rates) that could impact its cash flow. Assessment of this potential impact, arising out of the volatility of risk factors and its correlations, is performed periodically to support the decision making process, the Company growth strategy, ensuring financial flexibility and monitoring volatility of future cash flows.

Thus, when needed, market risk mitigation strategies are assessed and deployed in line with such goals. Some of these strategies use financial instruments, including derivatives. Portfolios comprised of financial instruments are monthly monitored in a consolidated manner, allowing the follow-up of financial results and their impact on cash flow.

b.                                      Asset protection strategy (hedge)

In line with Vale risk management policy, commodities-related risk mitigation strategies may also be used to adequate the risk profile and reduce the cash flow volatility. For these mitigation strategies, the company mainly uses forwards, future, or zero-cost collars operations.

In the case of cash flow exchange hedge involving income, costs, expenses and investments, the main risk mitigation strategies are currency and swap operations.

Vale deployed hedge operations to protect its cash flow against market risk from its debts — especially exchange risk. Swap operations are used to convert debts in reais and euros into US dollars that mature on similar dates — or, in some cases, earlier - than debt final maturity date. Their amounts are similar to the payment of interest and principal, according to market liquidity risks.

Swap operations that mature earlier than debts final maturity are renegotiated through time in order to have matching — or close - maturity dates. Therefore, on the settlement date, the swap results will compensate part of the Exchange rate variation on Vale obligations, helping to stabilize the cash flow.

In the case of debt instruments denominated in reais, if there is real (R$) increase (decrease) before the North-American dollar (US$), the negative (positive) impact in Vale’s debt service (interest and/or principal payment), in North-American dollars, will be partially offset by the positive (negative) effect from the swap operation, regardless of the US$/R$ Exchange rate on the date of payment. The same reasoning is applicable to debts denominated in other currencies and their respective swap operations.

c.                                       Instruments used for asset protection (hedge)

Protection programs and hedge programs employed by Vale, and their objectives include:

·                                          Protection program of loans and financing in reais, indexed to CDI: In order to reduce the volatility of the cash flow, swap transactions have been made in order to convert the cash flow of debt, indexed to the CDI to U.S. dollars, in loans and financing contracts. In these operations, Vale pays fixed and / or floating rates (Libor) in U.S. dollars and receives remuneration linked to the CDI.

·                                          Protection program of loans and financing in reais, indexed to TJLP: In order to reduce the volatility of the cash flow, swap transactions have been made in order to convert the cash flow of debt indexed to the TJLP to U.S. dollars, in loans and financing contracts with BNDES. In these operations, Vale pays fixed and/or floating rates (Libor) in U.S. dollars and receives remuneration linked to the TJLP.

·                                          Protection program of loans and financing in reais with fixed rates: In order to reduce the volatility of the cash flow, swap transactions have been made in order to convert the cash flow of debt denominated in reais at fixed rate to US dollars in loans contracts with BNDES. In these operations, Vale pays fixed rates in U.S. dollars and receives fixed rates in reais.

·                                          Protection program of loans and financing in reais, indexed to the IPCA. In order to reduce the volatility of the cash flow, swap transactions have been made in order to convert the cash flow of debt indexed to the IPCA to U.S. dollars, in debenture agreements indexed to the IPCA issued by Vale in 2014, with total issuing value of R$ 1 billion. In these operations, Vale pays fixed rates in U.S. dollars and receives remuneration linked to the IPCA.

·                                          Protection Program for loans and financing in Euros: In order to reduce the volatility of the cost of debt in US dollars, swap transactions were made to convert the cash flow of debts in euros for U.S. dollars. These operations were used to convert the flow of part of the debts in euros, with nominal value of up to € 750 million each, issued in 2010 and 2012 by Vale. In these operations, Vale receives fixed rates in Euros and pays compensation linked to fixed floating rates in US dollars.

On December 31, 2014, the amount of the principal and of the debt’s interest rate in Brazilian real converted through swaps in US dollars was R$ 13,817.6 million (US$ 5,202.0 million) and the amount of the principal and of the debt’s interest rate in Euros converted through swaps into US dollars was €1,000 million (US$ 1,895.5 million). The average cost of these operations was 2.92% per year after the swapping. Due to the market’s liquidity conditions, the average term of swap operations may be lower than the debt’s average term.

·                                          Exchange hedge program for disbursements in Canadian dollars: In order to reduce the volatility of cash flow, forward operations were made to mitigate the exchange exposure arising out of the unmatched currencies in US dollars revenue and Canadian dollars disbursements.

·                                          Protection program for nickel operations: The objective of this program is to reduce the volatility of cash flows, and eliminate the decoupling between the pricing of the nickel purchase (concentrated, cathode, sinter, and other types) and the resale period of the processed product The products purchased are raw material used in the process of production of refined nickel. In this case, operations usually made are the selling of nickel for future liquidation either in the Stock Market (LME) or over-the-counter.

·                                          Sales program for nickel at a fixed price: aiming to maintain its exposure to fluctuations in the price of nickel, it has been carried out derivative transactions to convert to a floating-price basis commercial nickel contracts with those clients seeking to fix the price. The operations are intended to ensure that prices for these sales are equivalent to the average price of the London Metal Exchange (LME) upon physical delivery to the customer. Typically, operations made within this program are purchases of nickel for future liquidation, either in the Stock Market (LME) or over-the-counter. These operations are reverted before the original maturity date in order to match with the dates of liquidation of the commercial contracts that had a fixed price.

·                                          Protection program for selling of copper scrap: Hedge operations were made in order to reduce the volatility of the cash flow and eliminate the mismatching between the pricing period of the purchase of copper scrap. Copper scrap bought is combined with other inputs in order to manufacture copper for final customers. In this case, operations usually made are sales for future liquidation either in the Stock Market (LME) or over-the-counter.

·                                          Hedge Program for purchase of fuel oil - Bunker Oil: In order to reduce the impact of fluctuations in the price of fuel oil (Bunker Oil) when procuring freight, and hence reduce the volatility of Company’s cash flow, hedge operations were carried out. The operations are usually made by the contracting of future purchases.

Hedge Accounting

According to the “Accounting for Derivative Financial Instruments and Hedging Activities” pronouncement, all derivatives, assigned in hedge relations or not, are recorded in the balance sheet at fair value and gains and losses in fair value are recorded in the current result, unless when qualified as hedge accounting. A derivative should be assigned in hedge to be qualified as hedge accounting. These rules include determining which portions of hedge are deemed to be effective or non-effective. In general, a hedge relation is effective when a change in fair value is compensated by an equal and contrary change in the fair value of the hedged item. According to these rules, effectiveness tests are run to evaluate the effectiveness and quantify the non-effectiveness of the hedges.

A cash flow hedge is a protection against the exposure to volatility in the expected future cash flow, attributable to a specific risk, as a future purchase or sale. If a derivative is designated as cash flow hedge, the effective portion in the changes of derivative fair value is recorded in other comprehensive income, and recognized in the result when the hedged item affects the period result. The non-effective portion of the changes in derivative fair value designated as hedge is recorded in result. If a portion of the derivative contract is excluded for effectiveness test purposes (for instance the value in time), the value of such excluded portion is included in the result.

d.                                      Parameters used for managing those risks

The parameters used to check the qualification or disqualification of the Company’s exposure are:

(i)                                     verification of execution of the programs mentioned in 5.2(c) above;

(ii)                                  analysis and constant monitoring of the contracted volumes, and

(iii)       adjustment to the adequacy of maturity dates, taking into account their corresponding protection or hedge strategies, guaranteeing the framing of Vale’s exposures. The failure to match exposure and protection strategies may occur if:

a.                                the protection volume S.A.mounts are higher than the respective exposure volume S.A.mounts;

b.                                the exposure that is protected ends; or

c.                                 the maturity dates of protection strategies and the respective exposures no longer match.

To avoid potential non-matching due to item (iii.a) above, the criterion adopted is periodic follow up of volume S.A.mounts to be realized used as basis to propose strategy proposals. In the case of protection of input prices, for instance, if consumption updated estimates point to a decrease in volumes compared to initial estimates used to propose protection strategies, protection strategy volumes will be adjusted accordingly.

To avoid potential non-matching due to item (iii.b) above, if during periodic follow up the initial exposure fails to be realized, the protection strategy ends immediately (unwind position).

To avoid potential non-matching due to item (iii.c) above, the company constantly checks the alignment between protection strategies and the initially estimate exposure maturity.

e.                                       If the Company uses various financial instruments with various objectives for asset protection (hedge) and what these goals are

When needed, the company may allocate specific risk limits to management activities requiring those, including, without limitation, limits on market risk, corporate and sovereign risks, according to acceptable limits to corporate risk.

·                  Sale of Vale’s future gold production (byproduct): Vale Switzerland S.A. concluded, after approval by the Board of Directors, final contracts with Silver Wheaton Corp. (SLW), a Canadian company with shares negotiated in the Toronto Stock Exchange and New York Stock exchange, to sell 70% of the payable gold flow produced as a byproduct in certain nickel mines in Sudbury for 20 years, and with Silver Wheaton (Caymans) Ltd. to sell 25% of the payable gold flow produced as a byproduct in the Salobo copper mine for the longevity of the mine. In addition to the original payment of US$ 1.9 billion in cash, Vale Switzerland received 10 million SLW warrants at a strike price of US$ 65.00 for 10 years, and this portion is an American buy-out option. Additionally, Vale will receive cash payments in the future for every ounce (oz.) of gold delivered to SLW as per the agreement, at the lowest value between US$ 400 per ounce (plus an annual adjustment for the 1% inflation starting in 2016 in the Salobo case) and the market price. The transaction releases a considerable amount contained in the Vale’s world class base metal assets, to the extent that it attributes to the payable gold flow produced as a byproduct of Salobo the amount of US$ 5.32 billion, in addition to the payment of US$ 400 per ounce of gold delivered, given that there will be no additional expenses for extracting the gold found in the copper concentrate produced in Salobo.

Additionally, on March 2, 2015, Vale entered into a contractual amendment with Silver Wheaton (Caymans) Ltd., wholly-owned subsidiary, for purposes of selling an additional 25% flow of payable gold, produced as byproduct of the copper mining at the Salobo mine, during the mine’s use life. Vale will receive an initial payment in cash of US$ 900 million and future payments in cash, per ounce (oz) of gold provided to Silver Wheaton based on the lower value between US$ 400 per ounce and the market price, and this value will be updated annually at 1% starting in 2017. Vale may also receive an additional payment in cash, depending on its decision to expand the capacity to process the copper mining at the Salobo mine to over 28 Mtpa prior to 2036. This additional amount may vary between US$ 88 million and US$ 720 million, depending on the time and size of the expansion.

·                  Position in embedded derivatives: Vale’s cash flow is also vulnerable to several market risks associated with contracts that contain embedded derivatives or that work as derivatives. From Vale’s perspectives, these include, but are not limited to, commercial contracts, purchase agreements, lease agreements, bonds, insurance policies and loans. The embedded derivatives observed on December 31, 2014 were the following: 1) Purchase of intermediate products and raw materials. Purchase agreements for raw materials and nickel concentrate that contain price provisions based on the future price of copper and nickel. These provisions are considered embedded derivatives. 2) Gas purchase for the pelleting company in Oman. The Companhia de Pelotização Vale Omã (LLC), a Vale subsidiary, has a natural gas purchase agreement with a clause establishing an award that may be paid if the sale price for Vale’s pellet is greater than a specific price pre-determined in the gas supply contract. This clause is considered an embedded derivative.

f.                                        Organizational structure for risk management control

The Executive Board for Risk Management, created by the Board of Directors, is the main body in the risk management structure, being responsible for supporting the Executive Board in risk assessment and for issuing opinions on the risk management at Vale Group. It is also responsible for monitoring and managing corporate risks, as well as supervising and reviewing the main corporate risk management principles and instruments, in addition to periodically reporting to Vale Executive Directors on the main risks and respective exposures. For more information about the members of Vale’s Executive Board for Risk Management, see item 12.7 in this Reference Form.

The financial committee is responsible for issuing opinions on Vale corporate risk policies. The Board of Directors is responsible for approving such policies.

The Executive Board is responsible for approving policy developments into rules, regulations and responsibilities and for notifying the Board of Directors on such procedures.

Risk management guidelines and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

In Vale, the area formally responsible for risk management is the Treasury and Financial Department, and includes the Insurance and Market and Credit Risk Management, Operational Risk Management, and Insurance. Depending on the type of risk, management is centralized or decentralized. Several other departments act jointly in the integrated risk management process.

The recommendation and implementation of derivative-related financial operations are carried out by independent areas. It is the responsibility of the area of risk management to define and propose to the Executive Board for Risk Management operations or measures to mitigate market risk consistent with Vale’s strategy. It is the responsibility of the financial area to carry out the transactions involving derivative contracts. The independence between areas ensures effective control over these operations.

g.                                      Adequacy of the operational structure and internal controls to verify the effectiveness of the policy adopted

In case of market risks, the monitoring and periodic assessment of Vale’s consolidated position of financial instruments used to mitigate market risks allow it to keep pace with the financial results and the impact on cash flow and ensure that the goals originally outlined are met. The fair value calculation of the positions is made available monthly for management monitoring.

Several areas act as compliance in the process of risk management: the back-office, part of the General Board of Financial, is responsible for confirming the financial characteristics of transactions as well as the counter-parties with which the operations were performed, report the fair value of the positions. This area also assesses whether the operations were performed according to internal approval given. As well as this area, the area of internal controls, acts to verify the integrity of the controls that mitigate risks in the contracted transactions within the above mentioned governance criteria.

In case of other risks, additionally to the risk management area, there are several other areas responsible for risk management.

Additionally, internal audit also participates in the compliance process with regulations.

5.3                               Significant changes in key market risks

There were not significant changes in the main market risks during the period.

5.4                               Other relevant information

In line with the integrated view of risks exposure, Vale considers in risk management, additionally to market risk management, liquidity risk, the risk from the obligations assumed by third parties to the Company (credit risk), those inherent to inappropriate and deficient internal processes, personnel, systems or external events (operational risk), and others.

Credit Risk of Counterparties

Vale’s credit risk of counterparties arises from potential negative impacts in its cash flow due to uncertainty in the ability of having counterparts meet their contractual obligations, forward sales, transaction with derivatives, warrants, advancement payments to suppliers, and cash investments. To manage that risk, Vale has procedures and processes, such as approval and credit limits control, obligatory exposure diversification through several counterparts and monitoring the portfolio’s credit risk, which provide a structure to evaluate and manage the credit risk of counterparties and maintain the risk above the acceptable levels.

Vale’s counterparts may be divided into three categories: clients, responsible for obligations represented by receivables related to sales in installments; financial institutions with whom Vale maintains its cash investments or acquires transactions with derivatives; and suppliers of equipment, products and services, in case of anticipated payments.

Regarding credit risk, the company adopts the following management standards:

Credit Risk Assessment for commercial operations (sales to customers)

For the commercial credit risk, which arises from sales of products and services to final customers, the Risk Management Department, according to current powers, approves or requests the approval of credit risk limits for each counterpart. Besides that, the Executive Board annually sets global commercial credit risk limits for client portfolio.

Vale attributes an internal credit risk classification and a credit limit for each client based on a credit risk assessment quantitative method, using three main information sources: i) the expected default frequency (“Expected Default Frequency” or “EDF”) found by the KMV model (Moody’s); ii) credit ratings attributed by the main international rating agencies; and iii) client’s financial statements to make an economic-financial analysis based on financial indicators. This methodology is based on market prices, external credit classifications and financial information of the counterparty, as well as qualitative information regarding the strategic position and history of the counterparties’ commercial relationship.

Whenever deemed appropriate, the quantitative credit analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterpart, the time of relationship with Vale and the strategic position of the counterpart in its economic sector, and other factors.

Depending on the counterpart’s credit risk or the consolidated credit risk profile of Vale, risk mitigation strategies are used to minimize the Company credit risk in order to achieve the acceptable risk limit approved by the Executive Board. The main credit risk mitigation strategies include discount from non-collateralized receivables, insurance contracts, mortgage, credit letter and corporate and bank collaterals.

Vale has a well-diversified accounts receivable portfolio from a geographical standpoint, China, Europe, Brazil and Japan being the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

The Company controls its account receivables portfolio through Credit Management and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments periodically monitor each counterpart position. Additionally, Vale maintains credit risk systemic controls that block additional sales to counterparts with past due receivables or exposures that exceed approved limits.

The Credit and Collection Management Committees are internal committees of the Company, that were not established by the Board of Directors or the Company By-Laws, and which purpose is not the deliberation or consultation of Vale’s managing bodies.

Credit Risk Assessment for treasury operations (cash flow investments and derivative operations)

The control of the exposure from cash investments and derivatives instruments is done through the following procedures: annual approval by the Executive Board on credit limits by counterpart, control of portfolio diversification, counterparts’ spread variations and overall credit risk of treasury portfolio. There is also a monitoring of all positions, control of exposure versus limits, and periodical reporting to the Executive Board for Risk Management.

The calculation of exposure to a specific counterpart that has derivative transactions with Vale, we consider the sum of exposures of each derivative acquired with this counterpart. The exposure for each derivative is defined as the future value calculated by the due date, considering a variation of market risk factors affecting the value of the derivative instrument.

Vale also uses a risk assessment classification to evaluate the counterparts in treasury operations, following a method similar to that used for commercial credit risk management, for purposes of calculating the possibility of counterpart default.

According to the type of counterpart, different variables are used: i) the expected default frequency from the Expected Default Frequency (EDF) from Moddy’s Investors Service model; ii) credit spreads found in CDS (Credit Default Swaps) or in the Bond Market; iii) credit ratings attributed by the main international rating agencies; and iii) client’s financial statements to make an economic-financial analysis based on financial indicators.

Liquidity Risk

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash flow requirements due to market liquidity constraints.

To mitigate such risk, Vale has a revolving credit facility to help manage short term liquidity and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit lines available were acquired from a syndicate of several global commercial banks

Credit Risk

Vale’s credit risk, seen as Vale’s ability to obtain credit in the market, may be indicated through public evaluations by rating agencies Moody’s, Standard and Poor’s, Fitch and DBRS.

Vale rigorously accompanies the main indicators that support the credit rating presented by these agencies and, in its financial strategy, aims to adjust its decisions in order to present performance within limits indicated in the methodologies of these agencies, aiming to maintain its investment degree.

Capital Management

The Company’s capital management policy aims to find a structure that ensures the continuity of its businesses in the long term. In this view, the Company has been able to generate value to its shareholders, through the payment of dividends and capital gains, while it maintains an appropriate debt profile applicable to its activities, with average amortization term of 9.1 years, thus avoiding concentration in one specific period.

Operational Risk

Operational risk management is the structured approach Vale uses to manage the uncertainties related to the eventual deficiency or default in internal processes, personnel, systems, and external events, in compliance with the ISO 31000’s principles and guidelines.

The main operational risks are monitored periodically, securing the effectiveness of current key controls in of prevention/mitigation and the execution of risk treatment strategy (establishment of new controls and action plans, changes in environmental risk, transfer of part of the risk by acquiring insurance, etc.).

Therefore, it is Vale policy to maintain a clear perspective of the main risks, allocating capital to approach them systematically and efficiently way.”

Insurance

Vale acquires several types of insurance policies, including: operational risk insurance, engineering (project) insurance, credit risk insurance, liability, life insurance for employees, etc. The coverage of these policies, similar to those used in general in the mining industry, are acquired according to company’s defined goals, the corporate risk management practices and limitations imposed by the global insurance and reinsurance markets.

Insurance management is done with the support of insurance management committees existing in different operational areas of the Company. Management instruments used by Vale include captive reinsurers that allow for the retention of part of the risk, acquiring insurances on competitive basis, as well as direct access to the main insurance and reinsurance international markets.

6.1/6.2/6.4 Establishment of the Company. Company Lifetime and Date of Filing with CVM

Date of Establishment of Issuer	01.11.1943
Legal Form of the Issuer	Mixed economy Company
Country of Establishment	Brazil
Company Lifetime	Company lifetime Undetermined
Date of Filing with CVM	01.02.1970

6.3                               Brief History

Vale was initially founded by the Brazilian Federal Government (Government of Brazil) on June 1, 1942, through Decree-Law No. 4352, and definitively on January 11, 1943, by the Assembly for the Definitive Constitution of the Companhia Vale do Rio Doce S.A., in the form of mixed economy company, aiming to mine, trade, transport and export iron ore from the Itabira mines, and run the Vitória-Minas Railroad (EFVM), which carried iron ore and agricultural products from Vale do Rio Doce, in south-eastern Brazil, to the port of Victoria, located in Espírito Santo.

The privatization process was initiated by the Company in 1997. Under Privatization Decree PND-A-01/97/VALE and the Resolution of the National Privatization Council - CND paragraph 2, of March 5, 1997, the Extraordinary General Assembly approved on April 18, 1997 the issue of 388,559,056 participatory non-convertible debentures, with a view to guaranteeing its pre-privatization shareholders, including the Federal Government itself, the right to participation in revenues from Vale’s and its subsidiaries’ mineral deposits, which were not valued for purposes of fixing the minimum price in the auction for the privatization of Vale. The Participatory Debentures were allocated to the shareholders of Vale in payment of the redemption value of preferred class “B shares” issued as bonus, in the proportion of one share owned by holders of class “A” common and preferred shares at the time, through the part capitalization of Vale’s revenue reserves. The Participatory Debentures could only be traded with prior authorization of CVM, as of three months from the end of Secondary Public Offering of Shares under the privatization process.

On May 6, 1997 the privatization auction was held, when the Brazilian government sold 104,318,070 Vale common shares, equivalent to 41.73% of the voting capital for Valepar SA (Valepar), for approximately R$ 3.3 billion.

Later, under the terms of the Bid, the Brazilian government sold another 11,120,919 shares representing approximately 4.5% of the outstanding common shares and 8,744,308 class “A” preferred shares, representing 6.3% of class “A” shares in circulation, through a limited offer to the employees of Vale.

On March 20, 2002 a Secondary Public Offering of Shares issued by Vale was held, in which the Brazilian Government and the National Bank for Economic and Social Development (BNDES) each sold 34,255,582 Vale common shares. The demand by investors in Brazil and abroad was substantial, exceeding supply by about three times, which led to the sale of the entire batch of 68,511,164 shares. A portion of about 50.2% was posted in the Brazilian market and the remainder was sold to foreign investors. Later, on October 4, 2002, the proper certification of the Participatory Debentures was obtained from CVM, the Securities Commission, allowing their trading on the secondary market.

Vale in 1997

Vale in 2014

The following describes the most significant historical events in the history of the Company since its incorporation:

1942

· President Getulio Vargas, by Decree-Law nº 4352 of June 1, 1942, sets out the basis on which

Companhia Vale do Rio Doce SA would be organized. By Decree-Law, the Brazilian Company for Mining and Metallurgy and Mining Company Itabira would be expropriated.

1943

· Vale is constituted on January 11, 1943, as mixed economy Company, pursuant to Decree-Law nº 4.352/42.

· Listing of Vale shares on the Rio de Janeiro Stock Market (BVRJ) in October 1943.

1944

· First business with Vale shares on the BVRJ occurred in March 1944.

1952

· The Brazilian Government takes definitive control of Vale’s operational system.

1953

· First shipment of iron ore to Japan.

1954

· It revises its business practices abroad, and proceeds to directly contact steel mills, without the intermediation of traders.

1962

· Signed long-term contracts with Japanese and German steel mills.

1964

· Opening of Vale’s first office outside of Brazil in Dusseldorf, Germany.

1966

· Opening of the Port of Tubarão, in Vitória, in Espírito Santo. This is connected to the iron ore mines by the Vitoria to Minas Railroad.

1967

· Geologists of the Southern Mining Co., a subsidiary of United States Steel Corp. (U.S. Steel), record the occurrence of iron ore in Carajás, Pará State.

1968

· Vale shares become part of the IBOVESPA index.

1969

· Inauguration of Vale’s first Pellet Plant in Tubarão, in Espírito Santo, with capacity for 2 million tons/year.

1970

· Agreement makes Vale the majority shareholder of the Carajas venture in Para State, along with U.S. Steel.

1972

· Vale signs agreement with Alcan Aluminum Ltd. of Canada for a project to mine bauxite in Rio Trombetas, where Mineração Rio do Norte (MRN) was set up.

1974

· Vale becomes the largest exporter of iron ore in the world, with 16% of seaborne iron ore market.

1975

· For the first time, Vale issues bonds in the international market, worth 70 million marks, with the intermediation of Dresdner Bank.

1976

· Decree No. 77.608/76 grants Vale the concession to construct, use and operate the railroad between Carajás and São Luís, in Pará and Maranhão states, respectively.

1977

· Vale announces priority for the Carajas Project, in order, from 1982, to start the export of iron ore through the Port of Itaqui (MA).

1979

· Beginning of the effective implementation of the Carajás Iron Ore Project, adopted as the main goal of Vale’s business strategy.

1980

· Federal Government approves the Carajas Iron Project and gives financial backing.

1982

· With the start of Valesul Aluminio SA operations in Rio de Janeiro, Vale joins the aluminum sector and helps to reduce imports of the metal into Brazil.

1984

· Inauguration of Vale office in Japan.

1985

· On February 28, the Carajás railroad (EFC) is inaugurated and handed over to Vale.

· Inauguration of the Carajás Iron Ore Project, which increases the productive capacity of the company, now organized in two separate logistic systems (North and South).

1986

· Start of operation of the Port Terminal of Ponta da Madeira, in São Luís in the State of Maranhao.

1987

· The EFC begins operating on a commercial scale.

1989

· Implementation of the Profit Sharing Program (PR) for Vale employees.

1994

· In March, Vale launches its program for American Depositary Receipts (ADR) Level 1, negotiable on the OTC market of the United States.

1995

· Vale is included in the National Privatization Program by Decree No. 1510 of June 1, signed by the President.

1996

· On October 10, the National Privatization Council (CND) approves the model for privatization of Vale.

1997

· BNDES releases on March 6, the terms of the bidding for the privatization of VALE.

· On April 18, Vale issues 388,559,056 Participatory Debentures that can only be traded with prior authorization of the CVM, as of three months from the end of Secondary Public Offering of Shares under the terms of the privatization process.

· On May 6, Vale is privatized in an auction held at the Stock Exchange of Rio de Janeiro. Valecom consortium, put together by the Votorantim Group, and the Brazil Consortium, led by Companhia Siderurgica Nacional (CSN) took part in the auction. The Brazil Consortium buys 41.73% of common shares of VALE for US$ 3,338 million at present-day values.

1998

· In the first year after privatization, Vale reaches 46% growth in profit over 1997.

1999

· It has the largest profit in its history so far: US$ 1.251 billion.

2000

· On February 2, Vale opened the Container Terminal of the Port of Sepetiba.

· In May, Vale acquires Mineração Socoimex S.A. and S.A. Mineração da Trindade (Samitri), companies producing iron ore, initiating the consolidation of the market for Brazilian iron ore.

· On June 20, Vale announced the listing of its American Depositary Receipts (ADRs), representing preferred shares of the Company on the New York Stock Exchange (NYSE) in a “DR” Level II program approved by the CVM.

· On August 31, the Extraordinary General Meeting approves the merger of a wholly owned subsidiary Mineração Socoimex S.A, without issuing new shares, aiming to add to the assets of the Company the Gongo Soco mine, with reserves of high-grade hematite in the iron quadrangle in Minas Gerais.

2001

· In February, the Board of Directors of Vale authorizes the start of the process of divesting its holdings in the sector of pulp and paper.

· On February 19, the shares of S.A. Mineração da Trindade (Samitri) are incorporated by Vale, with no increase of capital and without issuing new shares, by using shares held in treasury, as authorized by the CVM.

· In March, shareholdings involving Vale and CSN are unwound.

· In April, Vale acquires 100% shareholding in Ferteco Mining SA, the third largest producer of iron ore in Brazil at the time.

· On October 1, the General Assembly of Shareholders approves the incorporation of wholly owned subsidiary S.A. Mineração da Trindade (Samitri), in line with guidelines for administrative and financial streamlining.

2002

· In March, the pellet plant in Sao Luis, in Maranhão state, is officially opened.

· On March 21, the comprehensive sale offer of 68,511,164 Vale common shares owned by the Brazilian Government and BNDES is concluded, of which approximately 50.2% was placed in the Brazilian market and the remainder sold to outside investors. The selling price in Brazil was R$ 57.28 per share and abroad US$ 24.50 per ADR.

· Vale common shares start to be traded on the NYSE in the form of ADRs, in program level III.

· The Company’s common shares also start to be traded on the Madrid Stock Exchange - Latibex.

· The foundation stone of the Sossego Copper Project, State of Pará, is laid.

· On October 4, VALE obtains from the CVM the registration of Publicly Traded Participatory Debentures.

· On December 16, the General Assembly of Shareholders approves Vale’s Dividend Policy in order to increase both transparency and financial flexibility, taking into account the expected path of the Company’s cash flow.

· On December 27, the Extraordinary General Meeting approves the Amendment to the Bylaws in order to (i) expand the Company’s activities in energy and logistics, (ii) adjust the Statutes to the new rules introduced by Law No. 10303 of October 31, 2001 and (iii) introduce the principles of best corporate governance practices.

2003

· On February 14, Vale completes the acquisition of 100% stake in Elkem Rana AS (Rana), a Norwegian producer of ferroalloys, for the price of US$ 17.6 million.

· On March 31, Vale acquires 50% stake in Caemi Mineracao e Metalurgia S.A. (Caemi) for US$ 426.4 million.

· On August 29, Vale incorporates the wholly owned subsidiaries Celmar S.A. - Indústria de Celulose e Papel S.A. and Ferteco Mineração S.A.

· On November 7, Vale completes the restructuring of shareholdings in logistics companies, which was aimed at the elimination of the relationship between Vale and CSN in the shareholding structure of the Ferrovia Centro-Atlantica SA (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros).

· On December 12, Vale adheres to Level 1 of the Program for Differentiated Corporate Governance Practices established by the BM&F Bovespa Exchange.

· Continuing the process of simplifying its operating structure, on December 30, Vale incorporates the following wholly owned subsidiaries: Rio Doce Geologia e Mineração S.A. — Docegeo (Docegeo), Mineração Serra do Sossego S.A. (MSS), Vale do Rio Doce Alumínio S.A. — Aluvale (Aluvale) and Mineração Vera Cruz S.A. (MVC).

2004

· On July 02, the Sossego mine, the first copper mine in Brazil, opens in the State of Pará. This project was completed in record time.

· In November, Vale wins an international bidding for coal mining in the Moatize region of northern Mozambique.

· In December, Vale signs a memorandum of understanding with ThyssenKrupp Stahl AG (ThyssenKrupp) for the construction of an integrated steel slab plant with a capacity of 5 million tons in the State of Rio de Janeiro.

2005

· Vale is the first Brazilian company to achieve a risk score greater than the host country and the only one to have this recognition for three different rating agencies: reaching, thus, “Investment Grade”, given by Moody’s, and confirmed by Standard & Poor’s and Dominion Bond.

· In July, Vale Belvedere Pty Ltd. signs an agreement with two Australian mining companies to carry out studies to exploit the Belvedere Underground Coal Project, located in the State of Queensland, Australia.

· On September 22, it launches Vale Investir, a program that allows investors to automatically reinvest Brazilian funds from shareholders payments - dividends and/or interest on capital - to buy shares of the Company.

· In November, Vale agrees to acquire a minority stake in Ceara Steel, a steel slab project aimed at exporting from the State of Ceará, with a nominal capacity of 1.5 million tons of slabs per year.

· The Company consolidates its entry into the copper concentrate industry, with the first full year of operation of the Sossego Mine and sales to 13 customers in 11 different countries.

· In the last quarter of 2005, Vale acquires 99.2% of Canico Resources Corp. (Canico), which owns the lateritic nickel project Onça Puma, located in Para State, for approximately US$ 800 million.

2006

· In January, Vale acquires mineral resources, land and mining equipment from the Rio Verde Mineração (Rio Verde) for US$ 47 million.

· In February, the acquisition of all shares of Canico is completed, these being removed from trading on the Toronto Stock Exchange.

· In March, it inaugurated the expansion of production capacity is inaugurated of alumina refinery Alunorte - Alumina do Norte do Brazil S.A. (Alunorte), located in Barcarena in the State of Pará.

· On May 3, Vale completes incorporation of shares of Caemi, now holding 100% of the shares.

· On July 3, Vale buys 45.5% stake in Valesul Aluminio S.A. and now owns 100% of the shares.

· On August 11, the Company announces that it intends to offer to acquire all common shares of Inco Limited (Toronto Stock Exchange - TSX and New York Stock Exchange - NYSE under the symbol N) (Inco). The offer is consistent with long-term corporate strategy and strategy for the non-ferrous metals business of Vale.

· In the third quarter, Vale divides the administration of former Southern System for production and distribution of iron ore into two departments: the South-eastern System and the Southern System, and began to report production separately for each system.

· In September, Mineracoes BR Holdings GmbH buys 25% stake in a joint venture, Zhuhai YPM, to build a new pellet plant in Zhuhai, in the region of Guandong, China.

· On October 5, Vale opens the Brucutu Project, the largest mine/plant complex in the world for initial production capacity of iron ore, located in São Gonçalo do Rio Abaixo in Minas Gerais.

· On October 26, Vale concludes the financial settlement of a major part of the acquisition of Canadian miner Inco Ltd., the second largest nickel producer in the world, effecting payment of US$ 13.3 billion for the purchase of 174,623,019 shares issued by Inco. On November 6, Vale joins the control group of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas.

2007

· In January, Vale completed the expansion of iron ore production capacity in Carajás, which now reaches 100 million tons per year.

· On January 30, the acquisition of Inco (now Vale Canada Limited) is ratified at Vale Extraordinary General Meeting. The nickel business is now managed from Toronto as well as activities related to marketing and sales of metals. With the completion of its acquisition of Inco, Vale becomes the second largest mining and metals company in the world by market value.

· On February 16, Vale announces secondary public offering of shares of Log-In Logistica Intermodal SA (Log In).

· On February 26, Vale signs a sale and purchase agreement to acquire the Australian AMCI Holdings Australia Pty Ltd. (AMCI), which operates and controls coal assets through holdings in joint ventures.

· In March, Vale acquires an 18% stake in Ferro-Gusa Carajás S.A. (FGC), which belonged to Nucor do Brasil S.A for 20 million dollars, and now holds a 100% stake in FGC.

· In May, Vale signs a usufruct contract, and now controls the entire capital of the MBR, for the following 30 years.

· On May 2, Vale signs a freight contract for 25 years with Bergesen Worldwide (B.W. Bulk), which provides for the construction of the four largest bulk carriers in the world, each with a capacity of 388 thousand tons.

· On June 28, the Government of Mozambique approved the mining contract for the operation, by Vale, of the Moatize coal project in the province of Tete in the northwest of the country.

· On August 30, shareholders meeting at an Extraordinary General Meeting, ratify the acquisition of control of AMCI by the Company.

· On November 29, Vale begins to use the brand “Vale” in all countries where it operates and at the same time takes on a new global identity.

· On December 21, Vale signs an agreement for commercial exploitation for 30 years of 720 km of the Norte-Sul Railroad (FNS).

2008

· In the first half of 2008, Vale launches operations to increase capacity in the production of pellets in Samarco, a (50% -50%) joint venture with BHP Billiton in the Brazilian State of Espírito Santo.

· Vale leases three pellet plants in the Tubarão complex, in Vitória, State of Espírito Santo, owned by the JV’s in which it participates (Itabrasco, Kobrasco and Nibrasco).

· On May 5, Vale signs a sale and purchase agreement to acquire the mining and surface rights in the municipalities of Rio Acima and Caeté, State of Minas Gerais.

· In July, Vale makes a global offering of 256,926,766 ordinary shares and 189,063,218 preferred shares, including ADSs, in order to promote investment and strategic acquisitions as well as maximizing the financial flexibility of the Company. The aggregate value of Vale’s global offer, after underwriting discounts and commissions, including the values of the exercise of further stock options, was US$ 12.2 billion. In August, exercising the option of complementary lot, Vale issues 24,660,419 class A preferred shares.

· In connection with the offer above, Vale lists and trades its common and preferred ADSs on Euronext Paris.

· On August 3, Vale orders the building of 12 large ships for carrying iron ore, buys used vessels and signs long term freight contracts. The total investment was US$ 1.6 billion for the construction of new ships and US$ 74 million for the purchase of used ships.

· On August 14, Vale announces its intention to invest in building a new steel plant in Marabá in Para State, with an annual production capacity of 2.5 million metric tons of semi-finished steel.

· On October 31, Vale announces a reduction in its rate of production of iron ore, pellets, nickel, manganese, ferro-alloys, aluminum and kaolin, in the face of the impact of global economic crisis on the demand for minerals and metals.

· On December 16, Vale signs with African Rainbow Minerals Limited (ARM) and its subsidiary TEAL Exploration & Mining Incorporated (TEAL) a contract providing for the acquisition of 50% of the capital of a joint venture to hold TEAL subsidiaries for CAD $ 81 million, therefore increasing the strategic options for Vale to grow in the copper business in Africa.

· On December 23, Vale signs a sale and purchase agreement to acquire 100% of the coal exporting assets of Cementos Argos SA (Argos) in Colombia for US$ 306 million.

2009

· On January 30, Vale signs with Rio Tinto plc (Rio Tinto) a sale and purchase agreement for the acquisition, through cash payment, of iron ore and potash assets, located in Brazil, Argentina and Canada.

· On March 24, Vale completes the previously announced transaction, and creates a 50%-50% joint venture with ARM for future development and operation of the assets of TEAL, expanding in December 2008 the strategic options for growth in the copper business in Africa.

· On March 27, Vale initiates the construction of the Moatize project, in Tete province, Mozambique.

· On April 1, the Company concluded the acquisition of the assets of export thermal coal with Argos in Colombia.

· On April 16, Vale completes the sale of all of its 14,869,368 common shares issued by Usiminas and linked to the steel mill’s existing shareholders agreement.

· On May 21, the Board of Directors of Vale approve the revised 2009 investment budget for US$ 9.035 billion as compared with the US$ 14.235 billion announced on October 16, 2008.

· On May 22, the Extraordinary General Meeting of Vale approves the proposal to change its name from Companhia Vale do Rio Doce SA to Vale SA.

· On June 23, Vale launches a project to produce biodiesel to fuel its operations and projects in northern Brazil, to begin in 2014, using palm oil (dende oil) as feedstock, which will be produced by a consortium between Vale and Biopalma Amazonia SA (Biopalma).

· On July 13, the Company announces that its unionized employees in Sudbury and Port Colborne in Ontario, Canada, are on strike. The same happens on the 1st of August, with the unionized employees of its operation in Voisey’s Bay in the province of Newfoundland and Labrador, Canada.

· On July 22, Vale signs a memorandum of understanding (MOU) with ThyssenKrupp to raise its stake in ThyssenKrupp CSA Siderurgica do Atlantico Ltda. (TKCSA) from 10% to 26.87% through a capital injection of EUR $ 965 million.

· On September 18, Vale completes the acquisition of the operations of iron ore in Corumbá, located in Mato Grosso do Sul, owned by Rio Tinto PLC (Rio Tinto) and other controlled entities.

· On October 19, the Board of Directors of Vale approves the investment budget for 2010, including expenditures of US$ 12.9 billion dedicated to sustaining existing operations and promoting growth through research and development (R & D) and project execution.

2010

· On January 22, integrated subsidiary Valesul Alumínio S.A. (Valesul) enters into an agreement to sell its aluminum assets located in Rio de Janeiro to Alumínio Nordeste S.A., a Metalis group company, for US$ 31.2 million.

· On the same date, Vale approves at a Special Shareholders Meeting the incorporation of integrated subsidiaries Sociedade de Mineração Estrela de Apolo S.A. (Estrela de Apolo) and Mineração Vale Corumbá S.A. (Vale Corumbá).

· During the first half of the year, Vale closes agreements with its customers in the iron ore business to shift from annual contracts to contracts with values adjusted on a quarterly basis. The new contracts offer more efficiency and transparency for iron ore prices and make it possible to differentiate qualities, which help stimulate long-term investment. Besides, customers can learn in advance the price to be paid in the following quarter.

· In the second quarter, Vale acquires a 51% interest in VBG - Vale BSGR Limited (“VBG”) (formerly BSG Resources (Guinea) Limited), which holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2), Guinea.

· Through a series of transactions in 2010, Vale acquires the phosphate operations of Vale Fertilizantes S.A. (Vale Fertilizantes, formerly Fertilizantes Fosfatados S.A. — Fosfertil) and Vale Fosfatados S.A. (formerly Bunge Participações and Investimentos S.A.). The total cost of these acquisitions was US$ 5.829 billion. The sellers included Bunge Ltd., the Mosaic Company (Mosaic), Yara Brasil Fertilizantes S.A. and other Brazilian companies.

· In May, Vale Internacional S.A. enters into an agreement with Oman Oil Company S.A.O.C. (OOC), an integrated subsidiary of the government of the sultanate of Oman, for the sale of a 30% interest in Vale Oman Pelletizing Company LLC (VOPC), for US$ 125 million.

· In July, Vale sells to Imerys S.A. 86.2% of its interest in Pará Pigmentos S.A. (PPSA), a kaolin producer, along with other kaolin mining rights, for US$ 71.3 million (equivalent to R$ 126.1 million).

· In July, Vale concludes the transaction announced on March 31, 2010, by virtue of which it sells 35% of the total capital of MVM Resources International B.V. (MVM) to Mosaic for US$ 385 million, and 25% of the total capital of MVM to Mitsui, for US$ 275 million. MVM manages and operates Bayóvar phosphate rock project in Peru.

· In August, Vale Emirates Ltd. acquired 51% interest in Sociedade de Desenvolvimento do Corredor Nacala S.A. (SDCN) from the Mozambican company Insitec SGPS SA (Insitec) for US$ 21 million (equivalent to R$ 36.6 million on the date of disbursement).

· In the fourth quarter, Vale lists Depositary Receipts representing its common and preferred Class A shares (HDRs) on Hong Kong Limited Stock Exchange (HKEx). The HDRs start to be traded on December 8, 2010.

2011

· On February 28, Vale announces the completion of the operation with Norsk Hydro ASA (Hydro), announced on May 2, 2010, to transfer all its interests in Albras - Alumínio Brasileiro S.A. (Albras), Alunorte - Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), receiving in return, through the subsidiary Vale Austria Holdings GmbH, currently known as Vale International Holdings GmbH (Vale Austria), 22% of the outstanding common shares of Hydro and US$ 503 million in cash. Additionally, Vale Austria sold 60% of Mineração Paragominas S.A. (Paragominas) to Hydro for US$ 578 million in cash. For more information about these operations, see item 6.5 in this Reference Form.

· In February 2011, Vale pays US$ 173.5 million to acquire the control of Biopalma, in the State of Pará, to produce palm oil (dende oil) as feedstock to manufacture biodiesel.

· On April 28, the Board of Directors approves the acquisition, subject to certain conditions, of up to 9% of the capital of Norte Energia S.A. (NESA), a stake previously held by Gaia Energia e Participações S.A (Gaia). NESA is a company whose sole purpose is the implementation, operation and management of Belo Monte hydroelectric power plant in Pará. In June 2011, Vale concluded the acquisition of 9% of the equity of NESA.

· In June 2011, Vale Emirates Ltd. acquired additional 16% equity of Sociedade de Desenvolvimento do Corredor Nacala S.A. (SDCN) for US$ 8 million, equivalent to R$ 12.8 million. The acquisition is aligned with the Company strategy to develop the logistic corridor of Nacala, and continued with the acquisition of 51% of SDCN in September 2010. SDCN has a concession to create the required logistic structure for the flow resulting from coal production expansion in Moatize.

· In July 2011, Vale Logística Integrada S.A. signed an agreement to create a joint venture with Vale Fertilizantes for purposes of exploring the concession of Terminal Portuário da Ultrafértil (TUF), in the city of Santos, State of São Paulo, with imported cargos of sulfur, ammonia and fertilizers in general, being strategically linked to Vale’s railroads, upon payment of R$150 million to Vale Fertilizantes and capital investment in the joint venture of R$432 million to fund TUF investment project.

· In December 2011, Vale concluded, by its wholly-owned subsidiary Mineração Naque S.A. a public offer auction (IPO) to acquire outstanding shares issued by Vale Fertilizantes. As a result of the IPO, Vale acquired 211,014 common shares and 82,919,456 preferred shares issued by Vale Fertilizantes, representing 83.8% of outstanding common shares and 94.0% outstanding preferred shares of Vale Fertilizantes. Common and preferred shares were acquired by the par value of R$25.00, in a total amount of R$2.078 billion.

2012

· On February 9, the Board of Directors approved the execution of a lease agreement of potassium mining rights and assets with Petróleo Brasileiro S.A. — Petrobras, for 30 years, which allows continuing with potassium extraction in Taquari-Vassouras and development of the Carnalita Project in the State of Sergipe.

· In April, Vale sold its 61.5% interest in Cadam S.A. concluding the divestment operation by selling the kaolin business beginning in 2010 with the sale of the interest in Pará Pigmentos S.A.

· In June, together with Vale Internacional Holding GmbH and Vale Internacional S.A., Vale concluded the sale of its thermal coal operations in Colombia to CPC S.A.S., an affiliated company of Colombian Natural Resources S.A.S. (CNR), for US$ 407 million in cash.

· In May, Vale entered into an operational lease with its affiliate Hispanobras, where Vale leases its pelleting plants owned by Hispanobrás for three years, subject to automatic renewal. The operation was concluded in July 2012.

· On June 7, Vale Emirates Ltd. acquired an additional 18% interest in Sociedade de Desenvolvimento do Corredor Nacala S.A. (SDCN), holder of the concessions to create the logistic corridor of Vale in Nacala, Mozambique, for US$ 18.5 million. Consequently, Vale held at the time 85% of the shares of SDCN.

· On June 27, Vale was granted the prior license (LP) for the iron ore project Carajás S11D, the largest project in the history of Vale, and the largest project in the history of iron ore, with nominal capacity of 90 million annual metric tons (Mtpa) of iron ore. The LP is part of the first phase of licensing of this enterprise. This license signals the approval of its location, conception, and environmental feasibility, establishing the basic requirements to be complied with in the subsequent deployment phase.

· In August, Vale Internacional has informed that it signed a sale agreement for US$ 600 million for 10 large ore carriers with Polaris Shipping Co. Ltd. (Polaris).

· In October, Vale and Vale International completed the sale of its manganese and ferroalloy operations in Europe to subsidiaries of Glencore International Plc. (Glencore), for US$ 160 million in cash. Vale also retained Glencore as its marketing agent outside Brazil for metallurgic manganese ore for a five-year period.

· On October 4, the first copper concentrate was produced, upon conclusion of the commissioning of the copper mine processing plant in Lubambe, in the Konkola North project, that includes an underground mine, plant, and related infrastructure, located in the copper belt in Zambia, with estimate nominal capacity of 45,000 metric tons per year of copper concentrate. This operation is part of a joint venture with African Rainbow Minerals Limited, holding 80% of the operation, and the remaining 20% is held by Zambia Consolidated Copper Mines Ltd.

· On December 20, Vale concluded the annual evaluation of Onça Puma and aluminum assets, implying recognition of the impairment before tax of US$8.2 billion, with accounting impact on 2012 4Q.

2013

· On January 31, Vale concluded the option exercised in June 2010, acquiring an additional 24.5% interest in the Belvedere coal project (Belvedere) from Aquila Resources Limited (Aquila), for A$150 million (equivalent to US$ 156 million using the AUD/USD rate of 1.04). As a whole, Vale paid US$338 million for 100% of Belvedere. Belvedere is comprised of an underground coal mine located in the South of Bowen Basin, close to the town of Moura, in the State of Queensland, Australia.

· On February 28, Vale concluded the final agreements with Silver Wheaton Corp. (SLW), Canadian company with shares negotiated at the Toronto Stock Exchange and the New York Stock Exchange, to sell 70% of payable gold flows produced as byproduct of some Sudbury nickel mines for 20 years and with Silver Wheaton (Caymans) Ltd. to sell 25% of payable gold flows produced as byproduct of the Salobo copper mine during the mine lifetime, for the initial payment of US$ 1.9 billion in cash, 10 million in SLW warrants with exercise price of US$ 65 and 10 year term. Additionally, Vale will receive cash payments in the future for each ounce (oz) of gold provided to SLW under the terms in the agreement, at the lowest value between US$ 400 per ounce (plus annual inflation adjustment of 1% starting in 2016 for Salobo) and the market price.

· On March 11, Vale informed the Government of the Republic of Argentina that the company had suspended deployment of the Rio Colorado project in Argentina.

· On March 14, Vale exercised the preemptive right provided for in the incorporation agreement of Consórcio Capim Branco, acquiring a 12.47% interest of Suzano Papel e Celulose S.A for R$ 223,030,470.52 in the capital of hydroelectric plants Capim Branco I & II. Consequently, Vale holds 60.89% on Capim Branco I & II, capable of generating 1,524 gigawatts hour per year of power by the end of the concession in 2036.

· On April 29, Vale received the environmental operation license (LO) for railroad terminal Ponta da Madeira (PDM), in the State of Maranhão, issued by the State Secretary of Environment and Natural Resources of Maranhão. The PDM railroad terminal is part of the North Logistic Capacity project (CLN 150), which allows expansion of Carajás capacity to 150 million annual metric tons.

· On May 6, Vale received the environmental installation license (LI) and authorization to remove vegetation for the railroad branch to connect Serra Sul de Carajás to Estrada de Ferro Carajás (EFC), in the State of Pará, issued by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA), which allows beginning the construction of the 101 km railroad branch to connect the storage yard of S11D to EFC. The railroad branch is part of the logistic capacity S11D project, which allows expansion of Carajás logistic capacity to 230 million annual metric tons of iron ore.

· On June 28, 2013, Vale and members of Consortium SF-T-80 received authorization by the National Agency of Petroleum — ANP to return the blocks in the São Francisco Basin (SF-T-80, 82, 83 and 93);

· On September 18, Vale entered into agreements to sell 20% of the total capital of VLI S.A. (“VLI”) to Mitsui & Co. Ltd. (Mitsui) for R$ 1.5 billion and 15.9% of the capital of VLI for R$ 1.2 billion to the Investment Fund of the Severance Fund — FGTS (FI-FGTS), which is managed by Caixa Econômica Federal.

· On November 7, 2013, Vale entered into an agreement with GDF, under which it granted to GDF (Gaz de France) its share in the blocks of Parnaíba Basin (BT-PN-2 and BT-PN3), for approximately R$24 million.

· On November 14, Vale announced the sale of all its 22% interest in Norsk Hydro ASA (Hydro) for NOK 25.00 per share, summing NOK 11.196 billion, equivalent to US$ 1.822 billion (equivalent to R$ 4.218 billion). Vale Austria has held these shares since 2011, when the company restructured the aluminum asset portfolio. After conclusion of this transaction, Vale Austria no longer holds equity in Hydro.

· On November 27, Vale announces adherence to the federal tax refinancing agreement (REFIS) related to the payment of income tax and social contribution on net profit of affiliates abroad on profit generated abroad in the period between 2003 and 2012, according to terms set forth by Law 12.865/2013 and Provisional Order no. 627/ 2013. Adherence to REFIS implied the payment to the Federal Revenue Secretariat of R$ 5.965 billion by the end of November and R$ 16.360 billion in 179 months, where monthly installments are adjusted according to the SELIC interest rate.

· On December 12, Vale concluded the sale of Sociedad Contractual Minera Tres Valles, cathode copper production company in the area of Coquimbo in Chile, for US$ 25 million (equivalent to R$ 54 million) to Inversiones Porto San Giorgio S.A (ISG), company controlled by the Chilean group Vecchiola S.A.

· On December 19, Vale entered into agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) to create two joint ventures: (i) Aliança Geração de Energia S.A., comprised by assets and power generation projects of both companies; and (ii) Aliança Norte Energia Participações S.A., comprised by the sale to CEMIG GT of 49% of the shares held by Vale in its 9% interest in Norte Energia S.A. (Norte Energia), company responsible for building, operating and exploring the hydroelectric plant of Belo Monte for approximately R$ 305 million.

· On December 20, Vale signed an agreement with Israel Chemicals Ltd. (ICL) to sell its 44.25% interest in Fosbrasil, company producer of purified phosphoric acid, located in Cajati, State of São Paulo, for US$ 52 million.

· On December 23, Vale entered into an agreement with a fund managed by Brookfield Asset Management (Brookfield) to sell 26.5% of its interest in the capital of VLI, for R$ 2 billion.

· On December 23, Vale informed that it filed with the Superior Court of Justice (STJ) on December 19, a petition for partial dismissal in the process discussing the legality of taxation of profit from affiliates abroad. This dismissal refers to the period between 2003 and 2012. Vale informed that it will continue questioning taxation applicable to the period between 1996 and 2002 and 2013. Should there be a winning decision, Vale will claim immediate return of values paid relative to the period between 2003 and 2012, according to installment payment under the terms in Provisional Order no. 627/2013 and as mentioned in relevant fact published on November 27, 2013, and it will suspend payments for outstanding installments.

· On December 26, Vale promoted an auction, under the terms in CVM Instruction no. 168/1991, as amended, to sell 28,737,367 common shares issued by Log-in Logística Intermodal S.A. (Log-in), company listed in BM&FBOVESPA (ticker symbol: LOGN3), corresponding to all common shares issued by Log-in then held by Vale, for R$ 8.11 per share, totaling R$ 233 million. This transaction was concluded on January 2, 2014.

2014

· In January, Vale updated its Code of Ethics and Conduct for purposes of obtaining better alignment with its mission, vision, and values, reinforcing ethical standards and updating aspects of the anticorruption and antitrust laws.

· On February 18, Vale closed the offer of infrastructure debentures for R$ 1 billion and funds from this offer are to be used on investments related to the Company infrastructure projects deemed to be priority, under the terms in article 2 in law no. 12.431/2011, as amended.

· In May, the National Bank of Social and Economic Development (BNDES) approved the funding agreement for R$ 6.2 billion for the deployment of the Carajás Serra Sul S11D and the logistic capacity project S11D projects. The funding term is for ten years and funds will be disbursed in up to three years, according to the project schedule.

· On April 14, the transaction announced on September 18, 2013 was concluded, with the transfer of 20% of the capital stock of VLI to Mitsui by R$ 1.5 billion and 15.9% to Fundo de Investimento do Fundo de Garantia do Tempo de Serviço — FGTS (FI-FGTS), which assets are managed by Caixa Econômica Federal, for R$ 1.2 billion.

· In April, the Republic of Guinea revoked the mining rights for the Simandou and Zogota concession areas held by VBG.

· On June 4, Vale announced entering an agreement with a subsidiary of Suzano Papel e Celulose (“Suzano Subsidiary”), company that produces eucalyptus cellulose, to sell its entire share in the capital stock of Vale Florestar Fundo de Investimento em Participações, a reforesting investment fund, for R$ 205 million. On August 8, Vale concluded this operation. Simultaneously, BNDESPar, Petros and FUNCEF, other shareholders of the Investment Fund Vale Florestar, also sold their shares to Suzano Subsidiary and, with the conclusion of the transaction, the Investment Fund Vale Florestar was held, solely, by Suzano Subsidiary.

· On August 19, the transaction announced on December 23, 2013 was concluded, with the transfer of 26.5% of the capital of VLI to Brookfield for R$ 2 billion. As result of this transaction, Vale holds 37.6% of the capital of VLI.

· On August 20, Vale informed the granting of the prior environmental license for the Global EIA, issued by IBAMA. The licensing of the Global EIA comprises the expansion of N4WS, N5S, Morro I and Morro II, containing 1.8 billion tons of reserves and permission to pile sterile in the North System in Carajás, Brazil. Additionally, on November 5, Vale obtained the operation license to expand N4SW.

· On September 12, Vale International SA and China Ocean Shipping Company (“Cosco”) entered a strategic cooperation agreement in maritime transportation of iron ore. Under the terms of this agreement, four VLOCs, with 400 thousand tons, currently owned and operated by Vale, will be transferred to Cosco. The transaction was concluded on May 19, 2015 in a total of US$ 445 million.

· On September 26, Vale International SA and China Merchants Group entered an agreement contemplating the strategic cooperation in maritime transportation of iron ore. Under the terms of this agreement, the companies agreed upon entering a freight agreement for 25 years to carry Vale Brasil’s iron ore to China using 10 VLOCs to be built by the China Merchants Group.

· On October 17, Vale announced that PTVI entered into an amendment to the contract of work with the government of Indonesia, and the agreement will now terminate in 2025, with the option to extend operations until 2045 for two 10-year consecutive periods, subject to approval by the local government, if PTVI complies with the requirements in the amendment.

· On November 9, 2014, Vale Austria Holdings GmbH, currently known as Vale International Holdings GmbH (Vale Austria) sold to Norsk Hydro ASA (Hydro) shares issued by Mineração Paragominas S.A. representing 20% of its capital, as exercise of a put option. The remaining 20% interest held by Vale Austria in the capital stock of Mineração Paragominas S.A. is also subject to a Vale put option, which can be exercised starting on February 28, 2016.

· On December 9, Vale announced entering into an investment agreement with Mitsui, under which Mitsui will, subject to compliance with precedent conditions, hold 15% of Vale’s 95%  interest in Vale Moçambique (concessionaire of 95% of the Moatize mine) and 50% of Vale’s interest in the Nacala Logistic Corridor.

· On December 18, upon compliance with precedent conditions and approval by CADE, the sale of Vale’s entire share corresponding to 44.25% of the capital of Fosbrasil, company that produces purified phosphoric acid, located in Cajati, State of São Paulo, was concluded for US$ 52 million.

· On December 23, Vale incorporated its wholly-owned subsidiaries Sociedade de Mineração Constelação de Apolo S.A. and Vale Mina do Azul S.A.

2015

· On March 2, 2015, the amendment to the agreement entered with Silver Wheaton (Caymans) Ltd. On February 28, 2013, was entered, for purposes of determining that the agreement also encompasses the purchase of an additional flow of 25% of payable gold produced as byproduct of the copper mining at the Salobo mine, during the mine’s use life.

· On March 13, 2015, Vale transferred its share in VBG back to BSG Resources Limited, due to the revocation by the Government of Guinea of the mining rights held by the joint venture in April 2014.

· On February 27, 2015, Vale concluded the transaction that started in December 2013 with CEMIG GT to establish the joint venture Aliança Geração de Energia S.A., by transferring its shares in some projects (Central Eólica Garrote Ltda., Central Eólica São Raimundo Ltda., Central Eólica Santo Inácio III Ltda., and Central Eólica Santo Inácio IV Ltda.) and operation assets (Consórcio da Usina Hidrelétrica de Igarapava, Consórcio AHE Porto Estrela, Consórcio AHE Funil, Consórcio UHE Candonga, Consórcio da Usina Hidrelétrica de Aimorés, and Consórcio Capim Branco Energia to Aliança Geração.)

· On March 31, 2015, Vale concluded the transaction that started in December 2013 with CEMIG GT for the sale of 49% of Vale’s share on 9% of the project of the hydroelectric plant Belo Monte, for approximately R$ 305 million.

· On May 15, 2015, Vale concluded the contract of a revolving credit facility in the amount of US$ 3 billion, for five years.

· On May 19, 2015, Vale International SA and China Merchants Energy Shipping Co., Ltd. (“CMES”), a subsidiary of China Merchants Group, executed an amendment to the agreement that contemplates the long-term strategic cooperation between both companies for maritime transportation of iron ore. The first agreement was entered with China Merchants Group on September 26, 2014. Under the terms in this amendment, Vale will sell 4 VLOCs (very large ore carriers) to CMES.

Vale clarifies that there were no sector political or macroeconomic decisions that could have affected significantly the Company in the year ending on December 31, 2014 and by the annual filing date of this Reference Form.

6.5 — Main corporate events of the Company, its subsidiaries and affiliates

2012

Lease of mining potash rights and assets

On April 23, 2012, Vale signed with Petróleo Brasileiro S.A. (Petrobras) the renewal of the lease agreement for potash mining rights and assets in Sergipe for a thirty-year period that allows continuing to mine potash in Taquari-Vassouras and the development of the Carnalita project. In the production phase, there is an estimate that Carnalita will be the largest potash operation in Brazil, with estimate production capacity of 1.2 million tons of potash per year. The agreement is in line with Vale’s growth strategy to become one of the world leaders in the fertilizing industry.

Sale of interest in CADAM

On April 26, 2012, Vale signed the sale agreement for its 61.5% interest in Cadam S.A (CADAM), for US$ 30.1 million (equivalent to R$ 58.0 million on the transaction date), to KaMin LLC (a North-American closed capital company). CADAM is a producer of kaolin operating with open pit mines in the State of Amapá, a processing plant and a private port, both in the State of Pará. The mine and the plant are connected by a 5.8 km pipeline. Under the terms of this agreement, Vale will receive US$ 30.1 million for the shareholding control of CADAM, to be paid in five years. Out of this total, US$ 11,0 have been received by Vale by December 31, 2014. Operation was concluded on May 7, 2012. The sale of CADAM is part of the Company’s continuous efforts to optimize its asset portfolio. With the sale of Pará Pigmentos S.A. (PPSA), in 2010, the sale of CADAM consolidates the sale of the kaolin business. Vale’s growth strategy to create sustainable value encompasses several options and active portfolio management is very important to optimize capital allocation and focus administration.

Sale of Coal Assets from Colombia

On May 25, 2012, with Vale International Holdings GmbH and Vale Internacional S.A., Vale signed an agreement to sell its thermal coal operations in Colombia to CPC S.A.S, a subsidiary of Colombian Natural Resource S.A.A (CNR), a private company, for US$ 407 million in cash (equivalent to R$ 843 million on the transaction date). On June 20, 2012, the transaction was approved by the competent regulatory authorities and the sale was concluded on June 25, 2012.

The thermal coal operations in Colombia are an integrated mine-railway-port system that consists of: (a) 100% of the El Hatillo coal mine and the coal deposit in Cerro Largo, both of which are located in Cesar’s department; (b) 100% of Sociedad Portuária Rio Córdoba (SPRC), a coal port operation on Colombia’s Atlantic Coast; and (c) participation in 8.43% of the Ferrocarriles Del Norte de Colombia S.A. (FENOCO) railway, which has the concession and operated the railways that connect the coal mines to SPRC.

The sale of the thermal coal operation in Colombia is part of continued efforts to optimize the company portfolio of assets. Vale’s strategy for sustainable growth and value creation encompasses multiple options, and management of its portfolio of assets is important to optimize the allocation of capital and focus the attention of the administration.

Sale of manganese ferroalloy assets in Europe

On July 10, 2012, with Vale Internacional S.A., Vale signed an agreement to sell its manganese ferroalloy operations in Europe to Glencore Internacional Plc. subsidiaries, a company listed in the London and Hong Kong stock markets, for US$ 160 million (equivalent to R$ 325 million) in cash. The manganese ferroalloy operations in Europe consist of: (a) 100% of Vale Manganese France SAS, located in Dunkirk, in France; and, (b) 100% of the Vale Manganese Norway AS, located in Mo I Rana, Norway. The sale was concluded on October 31, 2012, upon checking compliance with all conditions. The sale of the manganese ferroalloy operations in Europe is part of continued efforts to optimize the company portfolio of assets. Vale’s strategy for sustainable growth and value creation encompasses multiple options, and management of its portfolio of assets is important to optimize the allocation of capital and focus the attention of the administration.

Sale of marine transport assets

On August 31, 2012, Vale Internacional signed an agreement to sell, for US$ 600 million and posterior chartering, of 10 large ore carrier ships with Polaris Shipping Co. Ltd. (Polaris). These ships were acquired in 2009 / 2010 and converted from oil tankers to ore carriers, each with an approximate capacity of 300,000 DWT, so that Vale Internacional would have at its disposal a marine fleet dedicated to the transport of iron ore to its clients. In addition to freeing capital, the transaction preserves Vale’s ability to transport iron ore by sea having ships at its disposal under freight agreements, and eliminates the risks involved in ownership and operation. This transaction is part of continued efforts to optimize the company portfolio of assets, improving capital allocation and reinforcing the balance sheet.

Sale of fertilizer assets

On December 18, 2012, Vale Fertilizantes S.A. signed with Petrobras an agreement to sell the company Araucária Nitrogenados, a nitrogen production operation located in Araucária in the State of Paraná, for US$ 234 million, subject to adjustment. On May 31, 2013, the transaction was closed with the transfer of Araucária Nitrogenados shares held by Vale Fertilizantes to Petrobras. As expected payment is made in quarterly payments in amounts that are equivalent to the royalties owned by Vale Fertilizantes, owner of Vale Potássio do Nordeste S.A. relative to the leasing of mining rights at Taquari-Vassouras and the Carnalita project.

The operation was approved without restrictions by CADE on May 15, 2013.

Sale of participation in oil and gas concession

On December 21, 2012, Vale signed an agreement with Statoil Brasil Óleo e Gás Ltda (Statoil) to sell its 25% participation in the BM-ES-22A concession in the Espírito Santo Basin for the amount of US$ 40 million (equivalent to approximately R$ 90 million), in cash. The completion of this transaction was on March 19, 2014. Vale’s strategy for sustainable growth and value generation encompasses multiple options, and the active management of its portfolio is an important action to optimize the allocation of capital and to focus management efforts.

2013

Increase in interest on the Belvedere coal project

On January 31, 2013, Vale Belvedere Pty Ltd. signed agreements to conclude a purchase option exercised in June 2010, through which it acquired an additional 24.5% interest in the Belvedere coal project of Aquila Resources Limited (Aquila). The purchase price of A$ 150 million (equivalent to US$ 156 million using the AUD/USD rate of 1.04), is equivalent to the market value, based on the date when the option is exercised (June 2010), as determined by an independent evaluator retained by Vale and Aquila at the time. As result of this transaction, Vale Belvedere Pty Ltd. increased its interest in Belvedere to 100%. Additionally, Vale Belvedere Pty Ltd. agreed upon paying A$ 20 million (equivalent to US$ 21 million) to settle litigations and disputes related to Belvedere with Aquila.

As a whole, Vale paid US$338 million for 100% of Belvedere. Belvedere is a future opportunity of growth and is comprised of an underground coal mine located in the South of Bowen Basin, close to the town of Moura, in the State of Queensland, Australia. The project was approved by Vale’s Board of Directors. According to preliminary estimates, the Belvedere project has the potential to reach a production capacity of 7.0 million metric tons per year, mostly of metallurgical coal.

Increased interest in hydroelectric plants of Capim Branco I & II

On March 14, with Cemig Capim Branco Energia S.A., upon exercising the preemptive right provided for in the incorporation agreement of Consórcio Capim Branco, Vale acquired for R$ 223,030,470.52 a 12.47% interest of Suzano Papel e Celulose S.A. and Suzano Holding S.A. in the capital of hydroelectric plants Capim Branco I & II. Consequently, Vale holds 60.89% on Capim Branco I & II, capable of generating 1,524 gigawatts hour per year of power by the end of the concession in 2036. The acquisition of additional interest in hydroelectric plants Capim Branco I & II adds value to the extent that it provides an immediate reduction in the power cost for Vale’s operations, being a low risk investment and with return clearly higher than the capital cost for Vale.

Return and assignment of exploration blocks

On June 28, 2013, Vale and members of Consortium SF-T-80 received authorization by the National Agency of Petroleum — ANP to return the blocks in the São Francisco Basin (SF-T-80, 82, 83 and 93).

Additionally, on November 7, 2013, Vale entered into an agreement with GDF (Gaz de France), under which it granted to GDF (Gaz de France) its share in the blocks of Parnaíba Basin (BT-PN-2 and BT-PN3), for approximately R$24 million. The conclusion of this transaction and the payment are subject to approval of assignment by ANP.

Sale of interest in VLI

On September 18, Vale entered into agreements to sell 20% of the total capital of VLI to Mitsui & Co. Ltd. (Mitsui) for R$ 1.5 billion and 15.9% of the capital of VLI for R$ 1.2 billion to the Investment Fund of the Severance Fund — FGTS (FI-FGTS), which is managed by Caixa Econômica Federal. This transaction was concluded on April 14, 2014. Values arising out of the sale to FI FGTS and R$ 800 million of the sale funds to Mitsui will be comprised by a capital investment in VLI, who issued new shares for Mitsui and FI-FGTS. Values invested in VLI will be used to fund part of VLI investment plan. The remaining funds from this transaction, R$ 709 million, was paid directly to Vale by Mitsui.

Additionally, on December 23, 2013, Vale entered into an agreement with a fund managed by Brookfield Asset Management (Brookfield) to sell 26.5% of its interest in the capital of VLI, for R$ 2 billion. This transaction was concluded on August 19, 2014, and Vale holds 37.6 of the capital of VLI. Vale, Mitsui, FI-FGTS and Brookfield jointly control VLI, under the terms of a shareholders’ agreement. For further information see items 6.5 and 10.3 of this Reference Form.

Sale of all shares of Norsk Hydro

On November 14, Vale announced the sale of all its 22% interest in Norsk Hydro ASA (Hydro), held by its subsidiary Vale Austria Holdings GmbH, currently known as Vale International Holdings GmbH (Vale Austria), for NOK 25.00 per share, summing NOK 11.196 billion, equivalent to US$ 1.822 billion (equivalent to R$ 4.243 billion). Vale Austria has held such shares since 2011, when it restructured the portfolio of aluminum assets. Upon conclusion of this transaction, Vale Austria no longer holds interest in Hydro.

Sale of interest in Tres Valles

On December 12, 2013, Vale concluded the sale of Sociedad Contractual Minera Tres Valles (Tres Valles) for US$ 25 million (equivalent to R$ 54 million) to Inversiones Porto San Giorgio S.A (ISG), company controlled by the Chilean group Vecchiola S.A.

Tres Valles is a cathode copper production company in the area of Coquimbo in Chile. The transaction included the entire 90% interest held by Vale in the capital of Tres Valles and some specific mining rights held by Vale in the area of Coquimbo. Tres Valles owns underground and open-air mines and has a production capacity of up to 18,500 metric tons per year of cathode copper.

Sale of power generation assets

On December 19, 2013, Vale entered into agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) to sell 49% of its 9% interest in Norte Energia S.A. (“Norte Energia”), company responsible for building, operating and exploring the hydroelectric plant of Belo Monte for R$ 305 million, and creation of a joint venture comprised of power generation assets.

For this purpose, two different enterprises were created to cover power generation projects and assets. In the first one, Aliança Norte Energia Participações S.A. . (“Aliança Norte”), created by Vale and CEMIG GT, respectively holding 51% and 49% of the capital stock. This company was created in two phases: initially, Vale transferred its 9% share held in Norte Energia to its subsidiary Aliança Norte and, subsequently, CEMIG GT acquired 49% of the shares of this company for approximately R$ 305 million. This transaction was concluded on March 31, 2015, and Vale reduced its share in the total capital of Norte Energia to 4.59%, although it remains entitles to acquiring 9% of the power produced by the plant, according to the terms in the long term power acquisition agreement entered in 2012.

The second enterprise, Aliança Geração de Energia S.A. (“Aliança Geração de Energia”), incorporated by Vale and CEMIG GT, respectively holding 55% and 45% of the total capital, upon investment of their interest on the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I & II, Aimorés, and Candonga. Such plants have attributable installed capacity of 1,158 MW and insured power of an average of 652 MW. The provision of power for Vale operations is ensured under a long term agreement with Aliança Geração de Energia, in order to maintain the same amount of power currently provided to its operations.

The transaction related to Aliança Geração de Energia was concluded on February 27, 2015, and such conclusion did not imply any financial disbursement or revenue and was enforced by means of investment of the above mentioned assets.

Sale of purified phosphoric acid assets

On December 20, 2013, Vale signed an agreement with Israel Chemicals Ltd. (ICL) to sell its 44.25% interest in Fosbrasil, company producer of purified phosphoric acid, located in Cajati, State of São Paulo, for US$ 52 million. This transaction was concluded on December 18, 2014, upon compliance with current prior terms and approvals, including approval by the Administrative Council of Economic Defense (CADE).

Sale of Log-in shares

On December 26, Vale promoted an auction, under the terms in CVM Instruction no. 168, dated December 23, 1991, as amended, to sell 28,737,367 common shares issued by Log-in Logística Intermodal S.A. (Log-in), company listed in BM&FBOVESPA (ticker symbol: LOGN3), corresponding to all common shares issued by Log-in then held by Vale, for R$ 8.11 per share, totaling R$ 233 million. This transaction was concluded on January 2, 2014.

2014

Sale of shares held in Vale Moçambique and the Nacala Logistic Corridor

On December 9, Vale entered into an investment agreement with Mitsui, under which Mitsui will, subject to compliance with precedent conditions, hold 15% of Vale’s 95% interest in Vale Moçambique (concessionaire of 95% of the Moatize mine) and 50% of Vale’s interest in the Nacala Logistic Corridor (“Nacala Corridor”). The transaction includes the capital increase and partial transfer of debt assumed by Vale Moçambique and by companies of the Nacala Corridor before Vale. Vale will indirectly hold 81% of the Moatize mine and approximately 35% of the Nacala Corridor, sharing control with Mitsui.

Mitsui’s 15% share in Vale Moçambique is evaluated at US$ 450 million. Additionally, Mitsui may pay other US$ 30 million related to an earn out clause. On the other hand, there is a claw-back clause of up to US$ 120 million. Earn out as well as claw-back values are conditioned to mass recovery goals at the processing plant and production goals agreed upon between Vale /and a Mitsui. As a result of these clauses, the final value attributed to the 15% share in VM may vary between US$ 330 million and US$ 480 million. Additionally, Mitsui will be responsible for funding, pro-rata, its 15% share, its portion of the investment needed to complete expansion of the Moatize mine, which value is estimated at US$ 188 million.

Upon conclusion of this transaction, Mitsui will contribute with US$ 313 million to fund the Nacala Corridor and, therefore, will hold 50% of these instruments, sharing the control of the Nacala Corridor with Vale. Prior to the conclusion of the transaction and the investment by Mitsui, Vale will continue to fund the Nacala Corridor with loans made by Vale.

Conclusion of the transaction is subject to some precedent conditions, including applicable government and regulatory approvals and is scheduled to occure in 2015.

Sale of interest held in Vale Florestar

On June 4, Vale announced entering an agreement with a subsidiary of Suzano Papel e Celulose S.A. (“Suzano Subsidiary”), company that produces eucalyptus cellulose, to sell its entire share in the capital stock of Vale Florestar Fundo de Investimento em Participações (“FIP Vale Florestar”), for R$ 205 million. All the usual precedent conditions and approvals, including by the Administrative Council of Economic Defense (CADE) have been complied with and, thus, the transaction was in effect on August 8, 2014.

BNDESPar, Petros and FUNCEF, other shareholders of FIP Vale Florestar, also sold their respective shares to the Suzano Subsidiary, that now holds 100% of FIP Vale Florestar.

Sale of maritime transportation assets and cooperation agreement

In September 2014, Vale Internacional and China Ocean Shipping Company (“Cosco”) entered into a strategic cooperation agreement in maritime transportation of iron ore. Under the terms of this agreement, four VLOCs (Very Large Ore Carriers), with 400 thousand tons, currently owned and operated by Vale Internacional, will be transferred to Cosco. The transaction aims to decrease the asset base and release capital, protecting, under freight agreements, Vale’s iron ore maritime transportation capacity. The transaction was conclude don May 19, 2015 in a total of US$ 445 million. The amount will be received by Vale upon delivery of ships to Costco.

2015

Restructure of power generating assets

On February 27, 2015, Vale concluded the transaction that started in 2013 with CEMIG GT to create a joint venture Aliança Geração de Energia S.A., and on March 31, 2015, Vale concluded the transaction with CEMIG GT to sell 49% of Vale’s share in Norte Energia. Considering that these transactions are related to the agreement with CEMIG GT announced in December 2013, see item “Sale of power generating assets” above, related to fiscal year 2013, for more information.

Review of the iron ore project Simandou, in the Republic of Guinea.

On April 30, 2010, Vale acquired from BSG Resources Ltd. (“BSGR”) a 51% stake in BSG Resources (Guinea) Ltd. (currently named VBG — Vale BSGR Limited (“VBG”), which at the time held concessions for iron ore in Guinea, Simandou South (Zogota) and exploration permits for Simandou North (Blocks 1 & 2), in the Republic of Guinea. On March 13, 2015, Vale transferred its share in VBG back to BSG Resources Limited, due to the revocation by the Government of Guinea of the mining rights for the concession areas of Simandou and Zogota, held by VBG. For more information, see item 7.5 (a) in this Reference Form.

Sale of maritime transportation assets and cooperation agreement

Vale International and China Merchants Energy Shipping Co., Ltd. (“CMES”), a subsidiary of China Merchants Group, on May 19, 2015, executed an amendment to the agreement that covers the long-term strategic cooperation between both companies in the maritime transportation of iron ore. The first agreement was entered with China Merchants Group on September 26, 2014. Under the terms in this amendment, Vale will sell 4 VLOCs (very large ore carriers) to CMES. Details and terms of this agreement are still under discussion.

6.6                               Information on bankruptcy filing based on relevant values, or judicial or extrajudicial recovery

Not applicable. There are no bankruptcy filings based on relevant values, or judicial or extrajudicial recovery of the Company.

6.7                               Other relevant information

Sale of part of the gold flow produced as byproduct

On February 28, 2013, Vale Switzerland, after approval by the Board of Directors, concluded the contract with Silver Wheaton Corp. (SLW), a Canadian company with share traded in the Toronto Stock Exchange and in the New York Stock Exchange, for the sale of 70% of payable gold flow produced as a byproduct in certain nickel mines in Sudbury, for a period of 20 years, and with Silver Wheaton (Caymans) Ltd. for the sale of 25% of the payable gold flow produced as byproduct in the Salobo copper mine, for the extent of the mine’s longevity. In addition to the initial payment of US$ 1.9 billion in cash, Vale Switzerland received 10 million in SLW warrants with a strike price of US$ 65 and a 10-year term. Additionally, Vale will receive cash payments in the future for each ounce (oz.) of gold delivered to SLW as per the agreement, at the lowest amount between US$ 400 per ounce (plus a 1% annual adjustments starting in 2016 in the case of Salobo) and the market price.

This transaction frees a considerable amount contained in Vale’s world class basic metals assets, to the extent that it attributes to the payable gold produced in Salobo de amount of US$ 5.32 billion, in addition to the payments of US$ 400 per ounce delivered, given that there will be no additional cost to extract the gold contained in the condensed copper produced at Salobo. The execution of Vale’ strategic plan reinforces the Company’s confidence in the high potential of its world-class basic metals and the belief that they will general significant value to shareholders across the cycles.

The agreement signed with Silver Wheaton (Caymans) Ltd. Was amended on March 2, 2015 for purposes of having the agreement cover the purchase of additional 25% flow of payable gold. Under the terms in the amendment, Vale will receive an initial cash payment in the amount of US$ 900 million, and future payments in cash per ounce (oz) of gold delivered to Silver Wheaton based on the lowest value between US$ 400 per ounce and market value. This amount will be adjusted annually at 1% starting in 2017. Additionally, Vale may also receive an additional payment in cash depending on the decision to expand the copper ore processing capacity in Salobo to 28 Mtpa more before 2036, provided that such additional payment may vary between US$ 88 million and US$ 720 million, depending on the time and size of the expansion).

7.1                               Description of activities engaged by the issuer and its subsidiaries

Vale is one of the largest mining companies in the world and the largest in the Americas by market value. The Company is the largest iron ore producer and second largest nickel producer in the world. Vale also produces manganese ore, ferroalloys, copper, thermal and metallurgical coal, phosphates, potash, cobalt, and platinum group metals (PGMs), gold and silver. To sustain its growth strategy, Vale is engaged in mineral exploration in 6 countries. The Company operates large logistics systems in Brazil and in other areas of the world integrated with its mining operations, including railroads, maritime terminals and ports. In addition, the Company has a portfolio of maritime freight, floating transfer stations and distribution centers to support distribution of iron ore worldwide. Vale also has significant investments in the sectors of energy and steel, directly or through subsidiaries and joint ventures.

The corporate purpose of the Company is (i) realize the enjoinment of mineral reservoirs in national territory and abroad though research, exploration, extraction, processing, industrialization, transportation, shipment, and sale of minerals; (ii) build railroads, operate and explore railroad traffic of its own and of third parties, (iii) build and operate maritime terminals, owned or third parties’, as well as explore navigation and port support activities; (iv) provide load transportation integrated logistics services, including receipt, storage, transportation, distribution and delivery within the context of a multimode transportation system; (v) produce, process, carry, industrialize and sell each and every source and form of power, being entitled to act in the production, generation, transmission, distribution, and sale of its products, byproducts and subproducts; and (vi) engage, in Brazil and abroad, in other activities that may be directly or indirectly of in the interest of the company to perform its corporate purpose, including research, industrialization, sale and purchase, importing and exporting, as well as exploration, industrialization and sale of forest resources and provision of services of any nature; and (vii) incorporate or participate, under any model, of other companies, consortiums, entities which corporate purpose is directly or indirectly linked, assisting or instrumental to its corporate purpose.

For information about activities developed by the Company and its subsidiaries in its markets, see items 7.2 and 7.3 below.

7.2                               Information on operational segments

a.                                      Products and services marketed in each operating segment

(i) Ferrous Materials — Includes extraction of iron ore and production of pellets, as well as the North, Southern and Southeastern transportation systems, including railroads, ports, maritime terminals, and ships linked to these operations. Exploration of manganese ore and the production of ferroalloys are also included in this segment.

(ii) Coal — extraction of coal and related logistic services;

(iii) Base metals — Includes the production of non-ferrous minerals, including production of nickel (co-products and by-products), copper and investments in aluminum partnerships.

(iv) Fertilizers — Includes three important nutrient groups: potassium, phosphates and nitrogen. This is a business segment, reported as of 2010, that is being formed through acquisitions and organic growth.

(iv) Other investments — Includes investments in joint ventures and affiliates in other businesses.

The information presented to upper management regarding performance of each segment are usually originated from accounting records maintained according to generally accepted accounting principles in Brazil, with some minimum relocations between segments.

b.                                      Revenue from the segment and its participation in the Company’s net revenues

	Fiscal year ending on December 31
In R$ thousands	2014		2013		2012
Segment	Net Revenue	% of total	Net Revenue	% of total	Net Revenue	% of total
Ferrous Materials	60,395,000.00	68	75,668,000.00	74	67,260,000.00	74
Coal	1,740,000.00	2	2,188,000.00	2	2,109,000.00	2
Base Metals	18,137,000.00	21	15,746,000.00	16	13,933,000.00	15
Fertilizers	5,656,000.00	6	6,038,000.00	6	7,008,000.00	8
Others	2,347,000.00	3	1,850,000.00	2	959,000.00	1
Total Revenue	88,275,000.00	100	101,490,000.00	100	91,269,000.00	100

c.                                       Profit or loss resulting from the segment and its participation in the Company’s net income

	Fiscal year ending on December 31
In R$ thousands	2014		2013		2012
Segment	Profit/Loss	% of total	Profit/Loss	% of total	Profit/Loss	% of total
Ferrous Materials	1,109,000.00	116.20	7,588,000.00	6,593.04	22,829,000.00	230.79
Coal	(1,866,000.00)	(195.52)	(528,000.00)	(458.77)	(2,914,000.00)	(29.46)
Base Metals	4,793,000.00	502.21	(781,000.00)	(678.59)	(9,009,000.00)	(91.08)
Fertilizers	(2,206,000.00)	(231.14)	(6,088,000.00)	(5,289.73)	2,345,696.00	23.71
Others	(875,616.00)	(91.75)	(72,000.00)	(62.56)	(3,227,000.00)	(32.62)
Discontinued operations — General load	—	—	(3,909.00)	(3.40)	(133,000.00)	(1.34)
Net Profit of the Period	954,384.00	100.00	115,091	100.00	9,891,696.00	100.00

7.3                               Information on products and services related to the operating segments

a.                                      Characteristics of the production process

b.                                      Characteristics of the distribution process

c.                                       Characteristics of the markets, in particular:

i.                 competition conditions in the markets

ii.              participation in each market

d.                                      Possible seasonality

1.                                      Ferrous materials

The Company’s ferrous materials business includes iron ore prospecting, pellet production, manganese ore prospecting, and ferroalloy production. Each activity is described below.

1.1       Iron Ore and pellets

1.1.1 Iron ore operations

Vale runs the majority of its iron ore operations in Brazil mainly through Vale S.A. and its wholly-owned subsidiary Mineração Corumbaiense Reunida S.A. (“MCR”) and its affiliate MBR. Vale’s mines, which are all open-pit and their operations are concentrated essentially in three systems: the Southeastern System, the Southern System and the Northern System, each with its own transportation capacity. Vale also has mining operations in the Central western System through Samarco Mineração S.A. (“Samarco”), a joint venture with an affiliate of BHP Billiton plc, where Vale holds 50% interest. All iron ore operations in Brazil are held under concession by the federal government, which are granted for undetermined period.

Firm / Mining System	Location	Description / History	Mining	Operations	Power source	Access / Transportation

Vale Northern System	Carajás, in the State of Pará

Open-pit mines and ore processing plants. Divided into North Range, South Range, and East Range. Since 1985, we have been conducting mining activities in the Serra Norte, which is divided into three main mining bodies (N4W, N4E and N5) and two key processing plants. In the first quarter 2014, Vale started a new mine and a new processing unit in Serra Leste.

High-grade hematite ore (over 66% on average).

One-pit mining operations. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. The beneficiation process produces sinter feed, pellet feed, and granulated ore.

Power provided by the national power network, acquired from regional power companies or supplied by Aliança Geração de Energia S.A. (“Aliança Geração Elétrica”) or directly by Vale.

The iron ore is transported by the Carajás Railroad (“EFC”) to the Ponta da Madeira maritime terminal in the State of Maranhão. Iron ore from Serra Leste is carried by trucks from the mine to the EFC railroad.

Southeastern System	Iron Quadrangle region of the State of Minas Gerais

Three locations: Itabira (two mines, with three important processing plants), Minas Centrais (three mines, with three important processing plants and one secondary plant) and Mariana (three mines and four processing plants).

The ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade between 35% and 60% and requires concentration to achieve shipping grade.

Open-pit mining operations. We generally process the run-of-mine (“ROM”) by means of standard crushing, followed by classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.

Power provided by the national power network, acquired from regional utility companies or produced directly by Vale, or supplied by Aliança Geração de Energia, joint venture of Vale and CEMIG Geração e Transmissão S.A. (“CEMIG GT”).

The Vitória a Minas Railroad (“EFVM”) connects these mines to the Tubarão port.
Southern	Iron	Three	The ore reserves have	Provided by the	Power	MRS transports its

Firm / Mining System	Location	Description / History	Mining	Operations	Power source	Access / Transportation

System	Quadrangle region of the State of Minas Gerais

major locations: Minas Itabirito (four mines, with three major beneficiation plants and three secondary beneficiation plants); Vargem Grande (three mines and two major beneficiation plants); and Paraopeba (four mines and three beneficiation plants).

			high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade between 35% and 60% and requires concentration to achieve shipping grade.	national power grid. Acquired from regional power companies or directly produced by Vale or supplied by Aliança Geração, de Energia.	provided by the national power network, acquired from regional power companies or produced directly by Vale, or supplied by Aliança Geração.	core products from the mines to Guaíba Island and Itaguaí maritime terminals in the State of Rio de Janeiro.
Central western System (1)	State of Mato Grosso do Sul	Comprised of Corumbá mines (two mines and two plants). Open-pit mining operations.	The iron ore reserves in Corumbá contain a high level of hematite ore that mainly generates granulated ore.	Open-pit mining operations. The mine operates through standard crushing, followed by classification, producing granulated and fine.	Power provided by the national power network, acquired from regional power companies.

Part of the sales is carried in barges through the Paraguay River to ports in Argentina, then going to the European and Asian markets. Another portion of the sales is carried by the clients, who take the products directly at the ports of Corumbá.

Samarco	Iron Quadrangle region of the State of Minas Gerais	Integrated system comprised of two mines, three processing plants, three pipelines, four pellet plants and a port.	Itabiriteore

Open-pit mining operations. Three processing plants located in the facility process ROM by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed.

Power provided by the national power network, acquired from regional power companies or produced by Samarco.

Samarco mines serve Samarco processing plants by three pipelines of approximately 400 km. These pipelines transport the iron ore from the processing plants to the pelleting plants and from the pelleting plants to the port, in the State of Espírito Santo.

(1) Part of Vale’s operations in the Central western System is conducted by MCR.

1.2 Iron Ore Production

The following table sets forth information about Vale’s iron ore production.

		Production for fiscal year ended on December 31			Recovery Process
Mine/Plant	Type	2012	2013	2014
		(million metric tons)			(%)
Southeastern System
Itabira	Open pit	37.7	34.0	35.5		58.4
Minas Centrais	Open pit	40.7	37.8	33.0		68.9
Mariana	Open pit	37.2	37.6	38.9		82.6

Total Southeastern System		115.6	109.5	107.5

Southern System
Minas Itabirito		31.8	31.0	33.0	71.5
Vargem Grande	Open pit	22.6	22.0	25.0		82.7
Paraopeba	Open pit	25.8	26.0	28.2		92.8
Total Southern System		80.3	79.0	86.3

Central western System
Corumbá (MCR/Urucum)	Open pit	6.4	6.5	5.8		73.7
Total Centralwestern System		6.4	6.5	5.8

Northern System

Serra Norte	Open pit	106.8	104.9	117.4		94.4
Serra Leste	Open pit	—	—	2.2		98.1
Total Northern System		106.8	104.9	119.7
Total of Vale		309.0	299.8	319.2
Samarco (2)		10.9	10.9	13.1		55.1
Total		320.0	310.7	332.4

(1)                                 The mine and the Água Limpa plant are part of the Minas Centrais’ operations and are owned by Baovale, in which we own 100% of the voting shares and 50% of the total shares. Production figures for Água Limpa were not adjusted to reflect Vale’s ownership interest

(2)                                 Production figures for Samarco, in which we have a 50% interest, have been adjusted to reflect Vale’s ownership interest.

1.1.3. Iron Ore Pellet Operations

Vale produces iron ore pellets in Brazil and in Oman, directly and by means of joint ventures, as shown in the table below. Vale also holds 25% in two iron ore pelleting plants in China, Zhuhai YPM Pellet Co., Ltd. (“Zhuhai YPM”) and Anyang Yu Vale Yongtong Pellet Co., Ltd. (“Anyang”). Vale’s estimated total nominal capacity is 64.2 million tons per year (“Mtpa”), including the full capacity of its Oman pelleting plants, but without its joint ventures Samarco, Zhuhai YPM and Anyang. Of the total 2014 pellet production, including the production from joint ventures, 61.4% corresponded to blast furnace pellets, and 38.5% corresponded to direct reduction pellets, which are used in steel mills that employ the direct reduction process rather than blast furnace technology. The Company meets all the iron ore needs of its pelletizing plants and part of the iron ore needs for Samarco and Zhuhai YPM. In 2014, Vale sold 10.2 million metric tons of the mine production to Samarco and 0.7 million metric tons to Zhuhai YPM.

Firm / Plant	Description / History	Nominal capacity (Mtpa)		Power source	Other information	Our participation (%)	Partners
Brazil:
Vale
Tubarão (State of Espírito Santo)	Our Three wholly-owned pelleting units (Tubarão I, II, and VIII) and leasing of five plants. The iron ore is received from the mines in the Southeastern	36.7	(1)	Power provided by the national power network, acquired from regional power	Pelleting operations held in Tubarão I and II were suspended on November 13, 2012, due to changes in the demand of the	100.0

Firm / Plant	Description / History	Nominal capacity (Mtpa)	Power source	Other information	Our participation (%)	Partners
	System and distribution is done by Vale’s logistics infrastructure. The Tubarão VIII plant started operations in the first half ion 2014		companies, provided by Aliança Energia or produced directly by Vale.	steel industry for raw material , and they were replaced by operations at the Tubarão VIII plant, a more effective plant
Fábrica (State of Minas Gerais)	Part of the Southern System. Receives iron ore from the João Pereira and Segredo mines. Production is transported through MRS and EFVM.	4.5	Power provided by the national power network, acquired from regional utility companies, provided by Aliança Energia or produced directly by Vale.	—	100.0
Vargem Grande (State of Minas Gerais)	Part of the Southern System. Receives iron ore from the Sapecado, Galinheiro and Vargem Grande mines, and production is transported through MRS.	7.0	Power provided by the national power network, acquired from regional power companies, provided by Aliança Energia or produced directly by Vale.	—	100.0
São Luís (State of Maranhão)	Part of the Northern System. Receives iron ore from Carajás mines and production is delivered to customers through Vale’s Ponta da Madeira maritime terminal.	7.5	Power provided by the national power network, acquired from regional power companies, provided by Aliança Energia or produced directly by Vale.	On October 8, 2012, we suspended operations at the pelleting plant in São Luís, for reasons similar to the ones that led to the suspension of operations at the Tubarão I and II plants.	100.0

Firm / Plant	Description / History	Nominal capacity (Mtpa)	Power source	Other information	Our participation (%)	Partners
Samarco	Four pelleting units with nominal capacity of 22.3 Mtpa. Pelleting units are located at Ponta Ubu, in Anchieta, Espírito Santo. The fourth pelleting plant started operations in the first half of 2014.	30.5	Power provided by the national power network, acquired from regional power companies or produced directly by Samarco.	In 2014, we started operation of a fourth pelleting plant with capacity of 8.3 Mtpa, to increase Samarco’s pelleting nominal capacity to 30.5 Mtpa.	50.0	BHP Billiton Brasil Ltda.
Oman:
Vale Oman Pelletizing Company LLC (“VOPC”)	Vale Industry Complex. Two pelleting plants (total capacity of 9.0 Mtpa for direct reduction pellets). Pelleting plants are integrated to Vale’s distribution center with nominal capacity of 40.0 Mtpa.	9.0	Power provided by the national power network.		70.0	Oman Oil Company S.A.O.C.

(1) Vale’s environmental operating licenses for pelleting plants in Tubarão provide for a capacity of 36.2 Mtpa.

1.1.4 Pellet Production

The table below provides information regarding Vale’s main pellet production.

	Fiscal year ending on December 31
Firm	2012	2013	2014
	(million metric tons)
Vale(1)	43.3	39.0	43.0
Hispanobrás(2)	1.1	—	—
Samarco (3)	10.7	10.6	12.1
Total Production	55.1	49.6	55.1

(1)         The figure includes actual production, including the full production from Vale’s pellet plants in Oman and four pelleting plants we leased in 2008. Vale signed a 10-year operating lease contract for Itabrasco’s pellet plant in October 2008. Vale signed a five-year operating lease contract for Kobrasco’s pellet plant in June 2008, renewed for another five years in 2013. Vale signed a 30-year operating lease contract for Nibrasco’s two pellet plants in May 2008.

(2)         On July 1, 2012, Vale signed a three-year operating lease contract for Hispanobrás’ pelleting plant, and started consolidating production.

(3) Production figures for Samarco, were adjusted to reflect Vale’s ownership interest.

1.1.5.                                          Clients, sales, and marketing

The company supplies all of its iron ore and pellets (including its share in joint-venture pellet production) to the steel industry. Prevailing and expected levels of demand for steel products affect demand for iron ore and pellets. Demand for steel products is influenced by several factors, such as global industrial production, civil construction and infrastructure investment.

In 2014, China accounted for 50% of Vale’s iron ore and pellet shipments, and Asia, as a whole, accounted for 67%, while Europe, in turn, accounted for 16%, followed by Brazil with 12%. The ten largest customers of the Company collectively purchased 139.5 million metric tons of iron ore and pellets, representing 44% of the Company sales volumes of iron ore and pellets in 2014 and 44% of the total iron ore and pellet revenues. In 2014, no individual customer accounted for more than 10% of Vale’s iron ore and pellet shipments.

In 2014, the Asian market (mainly Japan, South Korea, and Taiwan) and the European and Brazilian markets were the primary markets for Vale’s blast furnace pellets, while the Middle East, North America and North Africa were the primary markets for direct reduction pellets.

Vale strongly emphasizes customer service in order to improve competitiveness. Vale works with its customers to understand their main objectives and to provide them with iron ore solutions to meet specific customer needs. Using the Company’s expertise in mining, agglomeration and iron-making processes, Vale searches for technical solutions that will balance the best use of its world-class mining assets and the satisfaction of its customers. Vale believes that its ability to provide customers with a total iron ore solution and the quality of its products are very important advantages helping the Company to improve competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to customers, Vale operates sales support offices in Tokyo (Japan), Seoul (South Korea), Singapore, Dubai (UAE), and Shanghai (China) which support the sales made by Vale International. These offices also allow the Company to stay in closer contact with its customers, monitor their requirements and its contract performance, and ensure that the customers receive timely deliveries.

The Company sells iron ore and pellets under different agreements, including long-term agreement with customers and spot sales by means of auctions and business platforms. Vale’s price determination is usually related to the IODEX, index of prices in the spot market and uses several mechanisms, including current spot prices and average prices for a specific period. When products are delivered prior to determination of the final price, Vale recognizes the sale based on a provisional price with subsequent adjustment to reflect the final price.

1.1.6.                                          Competition

The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

Vale’s biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC (“BHP Billiton”), Rio Tinto Ltd. (“Rio Tinto”), and Fortescue Metals Group Ltd (“FMG”). Vale is competitive in the Asian market for two reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that allow them to produce the intended final product in the most economical and efficient manner. Vale’s iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high grade, the alumina grade of Vale’s iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand. When demand is very high, the Company’s quality differential usually is highlighted to customers. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets.

In terms of reliability, Vale’s ownership and operation of logistics facilities in the Northern and Southeastern Systems help the Company to ensure that its products are delivered on time and at a relatively low cost. In addition, Vale continues developing a low-cost freight portfolio, aimed at enhancing its ability to offer products in the Asian market at CFR-based competitive prices, despite higher transportation costs, compared to Australian producers. To support this strategy, Vale built two distribution centers, one in Oman and the other in Malaysia, and two floating transfer stations (“STFs”) in the Philippines. Vale entered into medium and long-term freight contracts, and owns vessels, including large-size ore carriers, known as Valemax, which reduce power consumption and greenhouse gas emissions, carrying a larger amount of cargo in a single trip, offering lower freight rates. These investments increase the speed and flexibility for customization and reduce the market time required for its products.

Vale’s main competitors in the European market are: Kumba Iron Ore Limited; Luossavaara Kiirunavaara AB (“LKAB”); Société Nationale Industrielle et Minière (“SNIM”); and Iron Ore Company of Canada (“IOC”), subsidiary of Rio Tinto. We are competitive in the European market for the same reasons we are competitive in Asia, but also due to the proximity of its port facilities to European customers.

The Brazilian iron market is also competitive. There are several smaller iron ore producers and new companies that are developing projects, such as Anglo Ferrous Brazil, Ferrous Resources and Bahia Mineração. Some steel plants, as Gerdau S.A. (“Gerdau”), Companhia Siderurgica Nacional (“CSN”), V&M do Brasil S.A. (“Mannesmann”), Usiminas, and ArcelorMittal, also have iron ore operations. Although price is important, quality and reliability are important factors as well. The Company believes that its integrated transportation systems, its high quality ore and technical support make it a strong competitor in the Brazilian market.

Regarding pelleting, Vale’s main competitors are LKAB, ArcelorMittal Canada (formerly Quebec Cartier Mining Co.), Iron Ore Company of Canada (IOC), and Bahrain Stell (formerly Gulf Industrial Investment Co).

1.2 Manganese ore and ferroalloys

1.2.1 Manganese ore production and operations

Vale conducts its manganese operations in Brazil through Vale and its wholly-owned subsidiaries Vale Manganês S.A. (“Vale Manganês”), and MCR. The Company’s mines produce three types of manganese products:

·                  metallurgical ore used primarily in the production of manganese ferroalloys, raw material to produce carbon and stainless steel;

·                  natural manganese dioxide, suitable for the manufacturing of electrolytic batteries; and

·                  chemical ore used in various sectors for the production of fertilizers, pesticides and animal feed, and is also used as pigment in the ceramics industry.

Mining complex	Company	Location	Description / History	Mining	Operations	Power source	Access / Transportation

Azul (1)	Vale S.A.	Pará	Open pit mining operations and local processing plants.	High content ore (minimum manganese content of 40%)	Crushing, followed by classification, producing granulated and fine.	Power provided by the national power network, acquired from regional utility companies.	Manganese ore is carried in trucks and by EFC to Ponta da Madeira maritime terminal.
Morro da Mina	Vale Manganês	Minas Gerais	Open pit mining operations and a large processing plant.	Low content ore (24% of manganese).	Crushing, followed by average/screening classification, producing granulated and fine for ferroalloy plants in Barbacena and Ouro Preto.	Power provided by the national power network, acquired from regional utility companies.	Manganese ore is carried in trucks to the ferroalloy plants in Barbacena and Ouro Preto.
Urucum	MCR	Mato Grosso do Sul	Underground mining operations and local processing plants.	High content ore (minimum manganese content of 40%)	Crushing, followed by classification, producing granulated and fine.	Power provided by the national power network, acquired from regional utility companies.	The manganese ore is carried to the Rosario port (Argentina) in barges through the Paraguai and Paraná rivers.

(1)                                 Vale Mina do Azul S.A. was incorporated by Vale S.A. on December 23, 2014.

The table below presents information on Vale’s manganese production.

		Production during fiscal year ending December 31			Process Recovery
Mine	Type	2012	2013	2014	in 2014
	(million metric tons)				(%)
Azul	Open pit	1.9	1.9	1.7	52.4
Morro da Mina	Open pit	0.2	0.1	0.1	57.9
Urucum	Underground	0.3	0.4	0.6	81.4
Total		2.4	2.4	2.4

1.2.2 Ferroalloy production and operations

Vale conducts its manganese ferroalloy businesses through its wholly-owned subsidiary Vale Manganês.

The production of manganese ferroalloys consumes significant amounts of power, representing 7% of the Company total consumption in Brazil in 2014. The power supply for Vale’s ferroalloy plants is provided through long-term power purchase contracts. For information on risks associated to possible power supply issues, see item 4.1 in this Reference Form.

The Company produces several types of manganese ferroalloys, such as high carbon and medium carbon manganese and ferro-silicon manganese.

Plant	Location	Description / History	Nominal capacity	Power source

Minas Gerais Plants	Cities of Barbacena and Ouro Preto	Barbacena has 6 furnaces, two refinery stations and a crushing plant. Ouro Preto has 3 furnaces.	74,000 tons are processed per year at the plant in Barbacena and 65,000 tons per year at the plant in Ouro Preto.	Power provided by the national power network. Power also supplied by independent producers under long term agreements.
Bahia Plants	City of Simões Filho	Four furnaces, two conversion process and one sintering plant.	150,000 tons per year	Power provided by the national power network. Power also supplied by independent producers under long term agreements.

The table below presents information on Vale’s production of ferroalloys.

	Production during fiscal year ending December 31
Plant	2012	2013	2014
	(thousand metric tons)
Barbacena	65	45	50
Ouro Preto	62	48	8
Simões Filho	79	82	113
Total	206	175	171

Vale has suspended operations at the Ouro Preto plant in February 2014, due to market conditions. In January 2015, the power purchase agreement, under which the Company purchases power to its plants in Barbacena and Ouro Preto terminated and the Company has suspended operations at the Barbacena plant as well. Vale is considering alternatives for power provision to these plants, considering power prices and current market conditions for manganese ferroalloys.

1.2.3 Manganese ore and ferroalloys: market and competition

The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two segments. High-grade manganese ore competes on a global seaborne basis, while low-grade ore competes on a regional basis. For some ferroalloys, high-grade ore is mandatory, while for others high- and low-grade ores are complementary. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in Ukraine, China, Ghana, Kazakhstan, India and Mexico.

The manganese ferroalloy market is characterized by a large number of participants who compete primarily on the basis of price. The principal competitive factors in this market are the costs of manganese ore, power, logistics and reductants. Vale competes with stand-alone producers and integrated producers that also mine their own ore. The Company competitors are located mainly in countries that produce manganese ore or steel.

2. Base Metals

2.1 Nickel

2.1.1 Operations

Vale conducts its nickel operations mainly through its wholly-owned subsidiary Vale Canada, which operates two nickel production systems, one at the North Atlantic and one in Asia-Pacific. The Company also operates a third nickel production system, Onça Puma, in South Atlantic. Vale’s nickel operations are presented in the table below.

Mining System / Company	Location	Description / History	Operations	Mining license	Power source	Access / Transportation
North Atlantic
Vale Canada	Canada — Sudbury, Ontario

Integrated mining, crushing, smelting and refining operations to turn ore into refined nickel — with nominal capacity of 66,000 metric tons of refined nickel per year and additional feed of nickel oxide to the refinery in Wales. Mining operations in Sudbury started in 1885. Vale acquired Sudbury operations in 2006.

Primarily underground mining operations with sulfate nickel with some copper, cobalt, PGMs, gold, and silver. The Company also conducts smelting and refining of nickel concentrate at its operations in Voisey’s Bay. Additionally to producing finished nickel in Sudbury, Vale sends an intermediate product, nickel oxide, to its nickel refinery in Wales to process it into end products. The Company also has capacity to send nickel oxide to its Asian refineries.

				Patented mining rights with no expiration date; mining leases end in 2015 and 2033; and mining license with undetermined validity term.	Power provided by the Ontario power network and produced directly by Vale.

Located at the TransCanada road and two main railroads cross Sudbury. Finished products are delivered to the North-American market by truck. For customers abroad, products are loaded in containers and travel in intermodal model (truck / train / cargo vessel) for ports in Canada’s eastern and western coast.

Vale Canada	Canada — Thompson, Manitoba

Integrated mining, crushing, smelting and refining operations to turn ore into refined nickel — with nominal capacity of 50,000 metric tons of refined nickel per year. Mining at Thompson was discovered in 1956 and acquired by Vale in 2006.

Primarily underground mining operations with sulfate nickel. These resources also contain some copper and cobalt. The local concentrate with nickel concentrate at the operations in Voisey’s Bay for smelting and refining aiming to achieve a high quality nickel plate product. Vale is considering eliminating smelting and refining processes in Thompson, due to new federal rules of sulfur dioxide emissions to be in force in 2015. Vale initially ensured an agreement with Environment Canada on emissions that could allow continuing with smelting and refining until 2019, subject to negotiation of an environmental performance agreement in 2015.

				Application before the Lease Council matures between 2020 and 2030; mining leases end in 2034.	Power provided by public utilities at the province.

Finished products are delivered to the North-American market by truck. For customers abroad, products are loaded in containers and travel in intermodal model (truck / train / cargo vessel) for ports in Canada’s eastern and western coast.

Mining System / Company	Location	Description / History	Operations	Mining license	Power source	Access / Transportation
Vale Newfoundland & Labrador Limited	Canada —Voisey’s Bay, Newfound-land & Labrador	Open pit mine and ore processing into intermediate products — nickel and copper concentrate. Voisey Bay operations started in 2005 and were acquired by Vale in 2006.

Comprised by the Ovoid open pit mine and deposits with potential for underground operations at a later moment. We extract sulfate nickel ore, which also contain some copper and cobalt. Nickel concentrates are currently sent to the operations in Sudbury and Thompson, for final processing (smelting and refinery), while copper concentrate is sold in the market. The Long Harbour refinery started operations in July 2014. Initially, Long Harbour is processing a mix of concentrate with high nickel content from Voisey’s Bay with nickel matt from PT Vale Indonesia Tbk - PTVI.

				Mining concession end in 2027, with right to later renewals, always for ten-year periods.	The power at Voisey’s Bay is 100% provided by Vale diesel generators. The power at the Long Harbour refinery is provided by public utilities at the province.	Nickel and copper concentrates are carried to the port by trucks and then are shipped on solid bulk vessels for external markets or Vale’s Canadian refining operations.
Vale Europe Limited	UK — Clydach, Wales	Autonomous nickel refinery (producer of refined nickel), with nominal capacity of 40 thousand metric tons per year. The Clydach Refinery started operations in 1902 and was acquired by Vale in 2006.	Processes a nickel intermediate product — nickel oxide, provided by Sudbury or Matsuzaka to produce refined nickel as powder or pellets.	—	Power provided by the national power network.

Transported for the end customer in the United Kingdom and the continental Europe by truck. Products are sent to customers abroad by truck to the ports in Southampton and Liverpool, and shipped into ocean containers.

Asia-Pacific
PT Vale Indonesia Tbk (“PTVI,”)	Indonesia — Sorowako, Sulawesi

Open pit mine and respective processing plant (producer of matte nickel, and intermediate product) with nominal capacity of approximately 80,000 metric tons of matte nickel per year. PTVI stock are traded at the Indonesia Stock Exchange. Vale indirectly holds 59.3% of the capital stock of PTVI and

PTVI extracts lateritic nickel ore and produces matte nickel which is sent to refineries in Japan. According to guaranteed sale agreements during the mine use life, PTVI sells 80% of its production to its wholly-owned subsidiary Vale Canada and 20% to Sumitomo.

				The employment agreement ends in 2025, but there is an amendment entered with the Government of Indonesia in	Power produced at PVTI low cost hydroelectric power plants in the Larona River (there are currently three units). PTVI has thermal	Carried by truck for approximately 55 km to the river port, in Malili, and shipped in barges to load cargo ships to send to Japan.

Mining System / Company	Location	Description / History	Operations	Mining license	Power source	Access / Transportation

Sumitomo Metal Mining Co., Ltd (“Sumitomo”) holds 20.2% and Sumitomo Corporation hold 0.1% and the public holds 20.5%. PVTI was created in 1968, started operations in 1978 and was acquired by Vale in 2006.

2014, that grants to Vale the right to extend its operations until 2045, for two consecutive ten-year periods, subject to the approval of the Government of Indonesia, upon compliance with conditions in the amendment.

generators to complement its power supply with a power source that is not subject to hydrological factors.
Vale Nouvelle- Calédonie S.A.S (“VNC”)	New Caledonia — Southern Province

Mining and processing operations (producer of nickel oxide and cobalt carbonate). VNC shares are held by Vale (80.5%), Sumic (14.5%) and Société de Participation Minière du Sud Caledonien SAS (“SPMSC”) (5%).

Vale’s nickel operations in New Caledonia are in ramp-up. VNC uses a high-pressure acid leaching process (“HPAL”) to handle lateritic limonitic and lateritic saprolitic ores. The Company expects to continue with the ramp-up in VNC in the next three years to reach nominal production capacity of 57,000 metric tons per year of nickel contained as nickel oxide, to be subsequently processed in its facilities in Asia, as hydroxide (IPNM) and 4,500 metric tons of cobalt as carbonate.

				Mining concession ending between 2015 and 2051.	Power supplied by the national power network and independent producers.	Products are carried into containers and transported by truck for approximately 4 km to the Prony port.
Vale Japan Limited	Japan - Matsuzaka	Autonomous nickel refinery (producer of refined nickel), with nominal capacity of 60,000 metric tons per year. Vale holds 87.2% of shares, and Sumitomo holds the remaining stock. The refinery was	Produces intermediate products to be subsequently treated in Vale’s refineries in Asia and the United Kingdom, and nickel end products using matte nickel provided by PTVI.	—	Power provided by the national power network. Acquired from regional utilities.	Products are transported by public roads to customers in Japan. For customers abroad, products are carried into containers in the

Mining System / Company	Location	Description / History	Operations	Mining license	Power source	Access / Transportation
		built in 1965 and acquired by Vale in 2006.				plant and sent through the Yokkaichi and Nagoya ports.
Vale Taiwan Ltd	Taiwan - Kaoshiung	Autonomous nickel refinery (producer of refined nickel), with nominal capacity of 18,000 metric tons per year. The refinery started production in 1983 and was acquired by Vale in 2006.	Produces refined nickel for the stainless steel industry, using intermediate products from its operations in Matsuzaka and New Caledonia.	—	Power provided by the national power network. Acquired from regional utilities.	Products transported by truck on public roads for customers in Taiwan. For customers abroad, products are carried into containers at the plant and sent through the Kaoshiung port.
Vale Nickel (Dalian) Co. Ltd	China - Dalian, Liaoning	Autonomous nickel refinery (producer of refined nickel), with nominal capacity of 32,000 metric tons per year. Vale holds 98.3% of shares and a Ningbo Sunhu Chemical Products Co., Ltd. holds the remaining 1.7%. The refinery started production in 2008.	Produces refined nickel for the stainless steel industry, using intermediate products mainly from its operations in Matsuzaka and New Caledonia.	—	Power provided by the national power network. Acquired from regional utilities.	Product carried by truck on public roads and railroads for customers in China. Also provided by containers for some foreign and domestic customers.
Korea Nickel Corporation	South Korea — Onsan	Autonomous nickel refinery (producer of refined nickel), with nominal capacity of 30,000 metric tons per year. Vale holds 25.0% of shares and remaining shares are held by Korea Zinc Co., Ltd, Posteel Co., Ltd, Young Poong Co., Ltd. and others. The refinery started production in 1989.	Produces mainly refined nickel for the local stainless steel industry in Korea, using mainly intermediate from Vale’s operations in Matsuzaka and New Caledonia.	—	Power provided by the national power network. Acquired from regional utilities.	KNC production is transported by truck in public roads for customers in Korea and is exported in containers for customers abroad, starting at the Busan and Ulsan ports.
South Atlantic
Vale/Onça Puma	Brazil - Ourilândia do Norte, Pará	Mining, smelting, and refining operations producing high quality ferro-nickel to be used in the stainless steel industry

The Onça Puma mine is built over a nickel deposit of lateritic and saprolitic ore. The operation produces ferro-nickel through a rotating electric furnace process. Vale is currently operating with one single line, which nominal capacity is estimated at 25,000

				Mining concession for undetermined period.	Power provided by the national power network, acquired from regional utility companies or provided by Aliança	Ferro-nickel is transported by paved public road and by EFC to Itaqui maritime terminal, in the State of Maranhão. Exporting operations are done in ocean

Mining System / Company	Location	Description / History	Operations	Mining license	Power source	Access / Transportation
			metric tons per year. The Company will consider opportunities to restart operations at the second line, depending on market perspectives and performance of the single- line furnace.		Geração or directly by Vale.	containers.

(1)         Sumic is a joint venture between Sumitomo and Mitsui. Under the shareholders’ agreement between Vale Canada and Sumic, as amended, if VNC fails to start commercial production by December 2015, Sumic will sell its interest in VNC to Vale Canada for a predetermined price. If VNC starts commercial production by December 2015, Sumic will have the option to repurchase the shares held by Vale Canada in VNC equivalent to dilution of Sumic interest in VNC capital stock by up to 21%. SPMSC must increase its share in VNC to 10% in two years starting at the beginning of the commercial production.

2.1.2 Production

The following table sets forth Vale’s annual mine production by operating mine (or on an aggregate basis for mining areas, operating in Sulawesi, Indonesia, operated by PTVI because it has mining areas rather than mines) and the average percentage grades of nickel and copper. The mine production at Sulawesi represents the product from PTVI’s dryer kilns delivered to PTVI’s processing operations and does not include nickel losses due to drying and smelting. For Sudbury, Thompson and Voisey Bay operations, the production and average grades represent the mine product delivered to those operations’ respective processing plants and do not include adjustments due to processing, smelting or refining. For VNC operations, in New Caledonia, production and average content represent local ore production, without losses due to processing.

	Production during fiscal year ending December 31
	2012			2013			2014
	(thousand metric tons, except percentages)
		Grade			Grade			Grade
	Production	Copper (%)	Nickel (%)	Production	Copper (%)	Nickel (%)	Production	Copper (%)	Nickel (%)
Ontario operating mines
Copper Cliff North	792	1.09	0.92	913	1.32	1.28	1,053	1.45	1.34
Creighton	797	1.80	1.84	915	2.01	2.19	903	1.81	2.47
Stobie	2,006,	0.56	0.66	1,887,	0.59	0.65	2,089	0.58	0.66
Garson	643	1.56	1.61	815	1.42	1.75	678	1.39	1.75
Coleman	1,062,	2.58	1.51	1,515,	3.15	1.52	1,385	3.10	1.52
Ellen	371	0.44	0.93	109	0.49	1.00	181	0.62	1.07
Totten	6	2.37	1.15	64	1.84	1.92	303	1.98	1.50
Gertrude	36	0.27	0.72	196	0.32	0.89	—	—	—
Total Ontario operations	5,714,	1.29	1.14	6,414,	1.61	1.33	6,591	1.57%	1.36

Manitoba operating mines
Thompson	1,160	—	1,86	1,175	—	2,07	1,184	—	1.95
Birchtree	643	—	1,34	613	—	1,39	545	—	1.39
Total Manitoba operations	1,804	—	1,67	1,788	—	1,84	1,729	—	1.78%

Voisey’s Bay operating mines
Ovoid	2,351	1,94	3,11	2,318	1,68	2,89	2,243	1.54%	2.58%
Sulawesi operating mining areas
Sorowako	3,678	—	2,02	4,369	—	2,00	4,391	—	1.99%
Mine operations in New Caledonia
VNC	1,179	—	1,27	1,860	—	1,36	2,134	—	1.44%
Mines in operation in Brazil
Onça Puma	1,975	—	1,87	263	—	2,28	1,358	—	2.19%

The following table sets forth information about Vale’s nickel production, including: (i) nickel refined at its facilities, and (ii) intermediates designated for sale. The figures below are reported on an ore-source basis.

		Production for fiscal year ending December 31
Mine	Type	2012	2013	2014
		(Thousands of metric tons)
Sudbury (1)	Underground	65.5	69.4	64.3
Thompson (1)	Underground	24.2	24.5	26.1
Voisey’s Bay(2)	Open pit	61.9	63.0	48.3
Sorowako (3)	Open pit	69.0	78.8	78.7
Onça Puma(4)	Open pit	6.0	1.9	21.4
New Caledonia (5)	Open pit	4.5	16.3	18.7
External (6)	—	5.9	6.4	17.5
Total(7)		237.0	260.2	274,9

(1)      Primary nickel production only (i.e., does not include secondary nickel from unrelated parties).

(2)      Includes finished nickel produced at its Sudbury and Thompson operations.

(3)      These figures are not required to reflect Vale’s share. Vale holds 59.2% interest in PTVI, which owns the Sorowako mines.

(4) Primary nickel production only. Nickel found in iron nickel.

(5) Nickel found in NHC and NiO. These figures are not required to reflect Vale’s share. Vale holds 80.5% in VNC.

(6)      Finished nickel processed at Vale’s facilities using feeds purchased from unrelated parties.

(7)      These figures do not include tolling of feeds for third-party.

2.1.3 Clients and sales

Vale’s nickel customers are broadly distributed on a global basis. On December 31, 2014, 41% of the total nickel sales were delivered to customers in Asia, 30% to North America, 28% to Europe and 1% to other markets. The Company has short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts generally provide stable demand for a significant portion of its annual production.

Nickel is an exchange-traded metal, listed on the London Metal Exchange (“LME”), and most nickel products are priced according to a discount or premium to the LME price, depending primarily on the nickel product’s physical and technical characteristics. Vale’s finished nickel products represent what is known in the industry as “primary” nickel, meaning nickel produced principally from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable according to the following characteristics, which determine the product price level and the suitability for various end-use applications:

·                                    Nickel content and purity level: (i) intermediate products present various levels of nickel content, (ii) nickel pig iron has 1.5% to 6% nickel, (iii) ferro-nickel has 10% to 40% nickel, (iv) finished nickel presenting less than 99.8% of nickel, including products such as Tonimet™ and Utility Nickel™, (v) standard LME grade nickel has a minimum of 99.8% nickel, and (vi) high purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;

·                                    Shape (such as pellets, discs, squares, strips and foams); and

·                                    Size.

In 2014, the principal end-use applications for nickel were:

·                                    Austenitic stainless steel (68% of global nickel consumption);

·                                    Non-ferrous alloys, alloy steels and smelting (16% of global nickel consumption);

·                                    Nickel plating (7% of global nickel consumption); and

·                                    Specialty applications, such as batteries, chemicals and powder metallurgy (9% of global nickel consumption).

In 2014, 61% of Vale’s refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 32%, offering better stability for its sales volumes. As a result of Vale’s focus on such higher-value segments, the average realized nickel prices for refined nickel have constantly exceeded LME cash nickel prices.

The Company offers sales and technical support to its customers on a global basis. The Company has a well-established global marketing network for refined nickel, based in Toronto, Canada. Vale also has sales and technical support offices in St. Prex (Switzerland), Saddle Brook, New Jersey (United States), Tokyo (Japan), Shanghai (China), Singapore, and Kaohsiung (Taiwan).

2.1.4 Competition

The global nickel market is highly competitive. Vale’s key competitive strengths include its long-life mines, low production costs compared to other nickel producers, sophisticated exploration and processing technologies, along with a diversified portfolio of products. The global marketing reach, diverse product mix, and technical support direct the products to the applications and geographic regions that offer the highest margins for its products.

Nickel deliveries represented 14% of global consumption for primary nickel in 2014. In addition to Vale, the largest suppliers in the nickel industry (each with their own integrated facilities, including nickel mining, processing, refining and marketing operations) are: Mining and Metallurgical Company Norilsk Nickel (“Norilsk”), Jinchuan Nonferrous Metals Corporation (“Jinchuan”), BHP Billiton, and Glencore Xstrata. Together with Vale, these companies accounted for about 46% of global finished primary nickel production in 2014.

While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. In recent years, secondary nickel has accounted for about 40% to 43% of total nickel used to manufacture stainless steels, and primary nickel has accounted for about 57% to 601%. Nickel pig iron is a low-grade nickel product made in China from imported lateritic ores (primarily from the Philippines and Indonesia) that is suitable primarily for use in stainless steel production. Starting in January 2014, the production of nickel pig iron in China was adversely affected by the restrictions on the exportation of unprocessed ore in Indonesia. Thus, there is an estimate that the nickel pig iron production dropped 8% year after year to approximately 460,000 metric tons, representing 23% of the global supply of primary nickel. The delivery of ore previously shipped and significant ore inventories stored in Indonesia and China minimized the effects of this drop in nickel pig iron production in 2014. Vale expects that the nickel pig iron production in China will drop even more in 2015 and 2016, with the end of ore inventories in Indonesia and China.

Competition in the nickel market is based primarily on quality, reliability of supply and price. Vale believes its operations are competitive in the nickel market because of the high quality of its nickel products and its relatively low production costs.

2.2 Copper

2.2.1 Operations

The Company operates its copper businesses in Brazil at the parent-company level and in Canada through its wholly-owned subsidiaries.

Mining complex / Location	Location	Description / History	Mining / Operations	Mining License	Power source	Access / Transportation
Brazil
Vale/Sossego	Carajás, State of Pará	Two main areas of copper, Sossego and Sequeirinho, and a processing facility to concentrate the ore. Sossego was developed by Vale and started production in 2004.

Copper ore is explored in an open pit mine and is processed by primary crushing and transportation, SAG milling (a semiautogene mill using a large rotating drum full of ore, water and steel crushing spheres transform the ore into a fine paste), milling, copper fluctuation in concentrate, waste is disposed of, concentrate, discharge filter.

				Mining concession for undetermined period.	Power provided by the national power network, acquired from Eletronorte, under long term power purchase agreement, directly produced by Vale or provided by Aliança Geração.

The concentrate is transported by truck to the storage terminal in Parauapebas and, subsequently, is taken by the EFC to the Ponta da Madeira maritime terminal, in São Luís, Maranhão. Vale built an 85 km road connecting Sossego to Parauapebas.

Vale/Salobo	Carajás, State of Pará	Salobo I is in ramp-up to total capacity of 100,000 tpa of concentrate copper. Vale expects that Salobo will reach total capacity of 200.000 tpa in 2016, after expansion of Salobo II.

Vale’s copper and gold mine in Salobo is an open pit mine and the mine operates by primary and secondary standard crushing, rollers, sphere milling, concentrate copper floating, residue disposal, concentrate closeness, disposal filter.

				Mining concession for undetermined period.	Power provided by the national power network, acquired from Eletronorte under the terms of power purchase agreements or provided by Aliança Geração.

The concentrate is transported by truck to the storage terminal in Parauapebas and, subsequently, is taken by the EFC to the Ponta da Madeira maritime terminal, in São Luís, Maranhão. Vale built a 90 km road connecting Salobo to Parauapebas.

Canada
Vale Canada	Canada — Sudbury, Ontario	See — Base metals — Nickel - Operations	Vale generates two intermediate copper products: concentrate copper and copper anodes and cathodes of electrolytic copper as by product of nickel refining operations.	See table of nickel operations.
Vale	Canada —	See — Base metals	At Voisey’s Bay,	See table of nickel operations

Mining complex / Location	Location	Description / History	Mining / Operations	Mining License	Power source	Access / Transportation
Canada/Voisey’s Bay	Voisey’s Bay, Newfoundland & Labrador	— Nickel - Operations	Vale produces concentrate copper.
Zambia
Lubambe	Zambian Copperbelt

Lubambe copper mine (formerly known as Konkola North), includes an underground mine, plant and related infrastructure. TEAL (50/50 joint venture with ARM) indirectly holds 80% interest in Lubambe. Zambia Consolidated Copper Mines Investment Holding PLC Ltd. holds the remaining share (20%).

			Nominal production capacity of 45,000 metric tons per year of concentrate copper. Production started in October 2012 and is currently as ramp-up.	Mining concessions end in 2033.	Long term power supply agreement with a Zesco (power supplier owned by Zambia).	Concentrate copper is transported by truck to local smelters.

2.2.2 Production

The following table provides information about Vale’s copper production.

		Fiscal year ending December 31
Mine	Type	2012	2013	2014
		(million metric tons)
Brazil:
Salobo:	Open pit	13	65	98
Sossego	Open pit	110	119	110
Canada:
Sudbury	Underground	79	103	98
Voisey’s Bay	Open pit	42	36	33
Thompson	Underground	3	2	2
External (1)	—	29	24	29
Chile:
Tres Valles (2)	Open pit and underground	14	11	—
Zambia:
Lubambe (3):	Underground	1	9	10
Total		290	370	380

(1)                                 Vale processes copper at its facilities using third party resources.

(2)                                 Vale sold Tres Valles in December 2013. Production in 2013 refers to production by the end of October

(3)                                 Vale’s attributable production capacity of 40%

2.2.3 Clients and sales

The copper concentrate from Sossego and Salobo is sold under mid and long-term contracts executed with copper smelters in South America, Europe, India, and Asia. Vale maintains medium- and long-term copper distribution agreements with Glencore Canada, to sell anode copper and a significant part of copper concentrate produced in Sudbury. Copper concentrate from Voisey’s Bay is sold through mid-term agreements with clients in Europe. Electrolytic copper from Sudbury is sold in North America through short-term sale agreement.

2.2.4 Competition

The copper global market is highly competitive. Producers are mining companies and customized smelters that cover all areas of the world; the customers are mostly producers of copper wires, rods and alloy. Competition takes place mostly at a regional level, and is based mostly in production, quality, distribution reliability and logistics costs. The largest cathode copper producers in the world are Corporación Nacional del Cobre de Chile (“Codelco”), Aurubis AG, Glencore Xstrata, Freeport-McMoRan Copper & Gold Inc. (“Freeport-McMoRan”), Jiangxi Copper Corporation Ltd and Glencore, operating at the parent company level or through subsidiaries. Vale’s participation in the global refined copper market is negligible, because the Company has adopted a more competitive market position for concentrate copper.

Copper concentrate and copper anodes are intermediate products in the copper production chain. The concentrate and anode markets are competitive, with several producers, but few participants and smaller volumes than the cathode copper market due to the high levels of integration of large copper producers.

In the copper concentrate market, the main producers are mining companies located in South America, Indonesia, and Australia, while the consumers are smelters located in Europe and Asia. Competition in the copper concentrate market takes place mostly at a global level, and is based mostly in product cost, quality, logistics costs and distribution reliability. Main competitors in the copper concentrate market are BHP Billiton, Antofagasta plc, Freeport-McMoRan, Glencore Xstrata, Codelco, and Anglo American, operating at a parent company level and through subsidiaries. Vale’s market share in 2014 was approximately 3% of the total concentrate market.

The copper anode/blister market is very limited in this industry. In general, anodes are produced to supply the integrated refining of every company. Anode/blister trade is limited to facilities that have more smelting capacity than what the plant can handle or the financial situation regarding logistics costs is an incentive to purchase anodes from other smelters. The main competitors in the anode market in 2014 were Codelco, Glencore Xstrata, and China Nonferrous Metals, operating at a parent company level or through its subsidiaries.

2.3 PGM and other precious metals

As by-products of the Sudbury nickel operations in Canada, Vale recovers significant quantities of metals of the platinum group, as well as small quantities of gold and silver. The Company operates a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products, using feeding from the operation in Sudbury. Vale has a refinery in Acton, England, where it processes intermediate products, as well as feeds purchased from unrelated parties and toll refined products. In the fiscal year ending on December 31, 2014, PGM concentrates from its Canadian operations account for 46.1% of its PGM production, which also includes metals purchased from unrelated parties. The base metal commercial department sells PGMs and other precious metals, as well as products from unrelated parties and toll-refined products, based on commission. Vale’s copper concentrate from the Salobo and Sossego mines in Carajás, State of Pará, Brazil, also contain gold, which value is considered in the sale of such concentrates.

In February 2013, Vale Switzerland S.A. signed an agreement with Silver Wheaton Corp. to sell 70% of the gold produced as a byproduct at its nickel mines in Sudbury, in Canada, in the next 20 years, and with Silver Wheaton (Caymans) Ltd. to sell 25% of payable gold flows produced as byproduct at its copper mine in Salobo, in Brazil, during the mine use life. Under the terms in the gold flow agreement, Silver Wheaton received 74,325 troy ounces of gold in 2014.

Additionally, on March 2, 2015, Vale executed a contractual amendment with Silver Wheaton (Caymans) Ltd., a wholly-owned subsidiary for purpose of selling the additional 25% flow of payable gold, produced as subproduct of copper mining at the Salobo mine during the mine’s use life. For further information on the contracts executed with Silver Wheaton Corp. and Silver Wheaton (Caymans) Ltd., see items 5.2(e), 6.7, and 10.3 (b) in this Reference Form.

The following table presents information on the Company’s production of precious metals.

		Fiscal year ending December 31
		2012	2013	2014
Mine(1)	Type	(Thousand troy ounces)
Sudbury:
Platinum	Underground	134	145	182
Paladium	Underground	251	352	398
Gold	Underground	69	91	83

Salobo:
Gold	Open pit	20	117	160

Sossego:
Gold	Open pit	75	78	78

2.4 Cobalt

Vale recovers significant quantities of cobalt, classified as a minor metal, as a by-product of its nickel operations. In the year ending on December 31, 2014, the Company produced 362 metric tons of refined cobalt metal at the Port Colborne refinery 1,124 metric tons of cobalt in a cobalt-based intermediate at the nickel operations in Canada and New Caledonia, the remaining cobalt production consisted of 1,257 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). As result of the ramp-up of VNC operations in New Caledonia, the production of intermediate cobalt as by-product of nickel production will increase. Vale sells cobalt on a global basis. Its cobalt metal, which is electro-refined at the Port Colborne refinery, has very high purity levels (99.8%), value higher than specified in LME contracts. Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals.

The following table sets forth information on Vale’s cobalt production.

		Fiscal year ending December 31
Mine	Type	2012	2013	2014
		(Metric tons)
Sudbury	Underground	589	853	833
Thompson	Underground	96	292	489
Voisey’s Bay	Open pit	1,221	256	952
New Caledonia	Open pit	385	1,117	384
External sources (1)	—	52	13	84
Total		2,343	3,532	743

(1)  These figures do not include unrelated-party tolling of feeds for unrelated parties.

3. Coal

3.1. Operations

Vale produces metallurgic and thermal coal by its subsidiaries Vale Moçambique, which operates the Moatize mine, and Vale Australia, which operates coal assets in Australia by wholly-owned subsidiaries and joint ventures. Vale also holds minority interest in two Chinese companies, Henan Longyu Energy Resources Co., Ltd. (“Longyu”) and Shandong Yankuang International Coking Company Limited (“Yankuang”), as presented in the table below.

Company / Mining complex	Location	Description / History	Mining / Operations	Mining license	Power source	Access / Transportation
Mozambique
Vale Moçambique
Moatize	Tete, Mozambique

Open pit mine developed directly by Vale. Operations started in August 2011 and should achieve nominal production capacity of 22 Mtpa, comprised mainly of metallurgic coal. Vale holds 95.0% interest and the remaining shares are held by Empresa Moçambicana de Exploração Mineira, S.A. Due to conclusion of the agreement executed in December 2014, Mitsui will acquire 15% of Vale’s share in Vale Moçambique.

Produces metallurgic and thermal coal. The main brand product of Moatize is Chipanga premium hard coking coal, but there is operational flexibility for other products. The ideal product portfolio will come as result of market surveys. Coal from mines is processed at a coal

				Mining concession ends in 2032, renewable after this date.	Power provided by local utility companies. Supply of local back-up.	Coal is transported from the mine through railroad Linha do Sena to the Beira port and in the future also through the Nacala Corridor to the Nacala port.

Company / Mining complex	Location	Description / History	Mining / Operations	Mining license	Power source	Access / Transportation
handling and preparation plant “CHPP”) with capacity of 4,000 metric tons per hour.
Australia
Integra Coal	Hunter Valley, New South Wales

Open pit and underground mine acquired with AMCI Investments Pty Ltd (“AMCI”) in 2007, located 10 km to the Northeast of Singleton, in Hunter Valley, in New South Wales, Australia. Vale holds 64.8% interest and the remaining shares are held by Nippon Steel (“NSC”), JFE Group (“JFE”), Posco, Toyota Tsusho Australia, Chubu Electric Power Co.

Produces metallurgic and thermal coal. Operations include a coal underground mine that produces through the longwall methods and an open pit mine. The coal is processed in a coal handling and preparation plant (“CHPP”) with capacity of 1,200 metric tons an hour. Operations of the Integra coal mine were suspended in May 2014 because they were not economically viable under current market conditions.

				Mining licenses expire in 2023, 2026, 2030, and 2033.	Power provided by the national power network, acquired from regional utility companies.	Production is carried in trains carried for 83 km to the Newcastle Port, New South Wales, Australia.
Carborough Downs	Bowen Basin, Queensland

Acquired with AMCI in 2007, mining concessions in Carborough Downs include Rangal Coal Measures, from Bowen Basin, with the Leichardt and Vermont mines. Both mines offer cock and may be improved to produce metallurgic coal and pulverized injection coal (“ICP”). Vale holds 90.0% interest and the remaining shares are held by JFE, Posco.

Metallurgic coal. The Leichardt mine is Vale’s main development goal and comprises 100% of its reserve and the basis of current resources. The Carborough Downs coal is processed at Carborough Downs CHPP, with processing capacity of 1,000 metric tons an hour.

				Mining licenses expire in 2035 and 2039.	Power provided by the national power network, acquired from regional utility companies.	Product is carried in trains at the cargo railroad and carried for 163 km to the Dalrymple Bay Coal Terminal, in Queensland, Australia.
Isaac Plains	Bowen	The Isaac Plains open pit	Metallurgic and	Mining	Power	Carried for

Company / Mining complex	Location	Description / History	Mining / Operations	Mining license	Power source	Access / Transportation
Basin, Queensland

mine, acquired with AMCI in 2007, is located close to Carborough Downs, in the center of Queensland. The mine is managed by Isaac Plains Coal Management, on behalf of the members of the consortium. Vale holds 50.0% of interest and the remaining shares are held by a Sumitomo subsidiary.

thermal coal. Coal is classified as medium-volatile bitumen coal, with low sulfur content. Coal is processed at Isaac Plains CHPP, with capacity of 500 metric tons per hour. Operations at the Isaac Plains mine were suspended in November 2014 as they were not economically viable under current market conditions.

				licenses expire in 2025.	provided by the national power network, acquired from regional utility companies.	172 kilometers to the Dalrymple Bay Coal Terminal.

3.2 Production

The table below presents information on Vale’s marketing coal production.

		Production during fiscal year ending December 31
		2012	2013	2014
Operation	Mine type	(thousand metric tons)
Metallurgic coal:
Vale Australia
Integra Coal(1)(4)	Underground and open pit	962	1.410	715
Isaac Plains(2)	Open pit	709	656	746
Carborough Downs(3)	Underground	911	2.447	1,857
Vale Moçambique
Moatize(5)	Open pit	2,501	2.373	3,124
Total metallurgic coal		2.766	6,885	6,443
Thermal coal:
Vale Australia
Integra Coal(1)	Open pit	351	87	92
Isaac Plains(2)	Open pit	381	347	326
Vale Moçambique
Moatize(5)	Open pit	1,267	1.444	1,784
Total thermal coal		4.506	1,878	2,202

(1)                                 These figures correspond to Vale’s participation of 61.2% in Integra Coal, a joint venture constituted as a partnership. Vale’s interest in Integra Coal increased to 64.8 in December 2014

(2)                                 These figures correspond to Vale’s participation of 50.0% in Isaac Plains, a joint venture constituted as a partnership.

(3)                                 These figures correspond to Vale’s participation of 85.0% in Carborough Downs, a joint venture not constituted as a partnership. Vale’s interest in Carborough Downs increased to 90% in December 2014.

(4)                                 Operations at Integra Coal and Isaac Plains are suspended since May and November 2014, respectively Broadlea Coal has been under repair and maintenance since December 2009

(5)                                 These figures refer to 100% production at Moatize, and are not adjusted to reflect Vale’s portion.

3.3 Clients and sales

Coal sales at Vale’s operations in Australia are basically geared towards the Eastern Asian market. The coal sales from its Moatize operations, in Mozambique, aim global steel markets, including Asia, India, Africa, Europe and Americas. Vale’s Chinese coal joint ventures directed their sales to the Chinese market.

3.4 Competition

The global coal industry, basically made up by the hard coal (metallurgical and thermal) and brown / lignite coal markets, is highly competitive.

The growing demand for steel, particularly in Asia, continues to promote a strong demand for metallurgical coal, while the increased power demand supports the demand for thermal coal. Vale expects a strong supply and lower prices for metallurgical coal in the coming years, reducing investments in greenfield projects, which may cause unbalance in the long term supply. Significant port and railroad limitations in some of the countries where Vale’s main providers are located, which cannot be solved with significant capital investment, may lead to a limited availability of additional metallurgical coal.

Competition in the coal industry is based mostly in production cost savings, coal quality, and transportation cost. Vale’s main strong points are ownership of a transportation corridor, proximity compared to the Atlantic and Indian markets (compared to its main competitors) and low production costs (compared to other producers).

The main participants in the transoceanic coal market are subsidiaries and affiliates and joint ventures BHP Billiton, Glencore Xstrata, Anglo American, Rio Tinto, Teck Cominco, Peabody, Walter Energy, and Shenhua Group, and others.

4. Fertilizers

3.1.                            Phosphates

Vale operates its phosphate business through its subsidiary and joint venture, as presented in the table below.

		Our participation (%)
Firm	System	Voting	Total	Our partners
		(%)
Vale Fertilizantes	Uberaba, Brazil	100.0	100.0	—
MVM Resources International, B.V	Bayóvar, Peru	51.0	40.0	Mosaic, Mitsui & Co.

Vale Fertilizantes is a company that produces phosphate rock, phosphate fertilizers (“P”), (e.g. monoammonium phosphate (“MAP”), dicalcium phosphate (“DCP”), triple superphosphate (“TSP”) and single superphosphate (“SSP”)) and nitrogen (“N”) fertilizers (e.g., ammonia and ammonium nitrate). It is the largest producer of phosphate and nitrogen crop nutrients in Brazil. Vale Fertilizantes operates the following phosphate rock mines by means of concessions for undetermined term: Catalão, in the State of Goiás, Tapira and Patos de Minas and Araxá, in the State of Minas Gerais, and Cajati, in the State of São Paulo, all in Brazil. In addition, Vale Fertilizantes has nine processing plants for the production of phosphate and nitrogen nutrients located in Catalão, Goiás; Araxá, Patos de Minas, and Uberaba, in Minas Gerais; Guará, Cajati, and three plants in Cubatão, in Sao Paulo.

Since 2010, we also operate the Bayovar phosphate rock, in Peru, with nominal production capacity of 3.9 Mtpa, by means of one concession for undetermined term.

The following table contains information regarding Vale’s phosphate rock production.

		Fiscal year ending December 31
Mine	Type	2012	2013	2014
		(million metric tons)
Bayóvar	Open pit	3,209	3,546	3,801
Catalão	Open pit	1,026	1,057	1,055
Tapira	Open pit	2,068	1,869	2,055
Patos de Minas	Open pit	44	53	73
Araxá	Open pit	1,084	1,111	883
Cajati	Open pit	550	640	605
Total		7,982	8,277	8,421

The following table contains information regarding Vale’s production of phosphate and nitrogen nutrients.

	Fiscal year ending December 31
Product	2012	2013	2014
	(million metric tons)
Monoammonium phosphate (MAP)	1,201	1,128	1,065
Triple superphosphate (TSP)	913	905	910
Single superphosphate (SSP)	2,226	2,102	1,854
Bicalcium phosphate (DCP)	511	444	502
Ammonia(1)	475	347	178
Urea(2)	483	219	0
Nitric acid	478	416	469
Ammonium Nitrate	490	419	485

(1)         After the sale of Araucária in June 2013, Vale produces ammonia only in the plant in Cubatão.

(2)         After the sale of Araucária in June 2013, Vale no longer produces urea.

4.2 Potash

Vale’s potash operations are concentrated in Brazil and are carried out by the group comptroller, Vale S.A., at the parent-company level, by means of mining concessions for undetermined term. We entered a leasing agreement for Taquari-Vassouras, the only potash mine in Brazil (in Rosario do Catete, in the State of Sergipe), with Petrobras since 1992. In April 2012, we extended the concession for other 30 years. The following table sets forth information on Vale’s production of potash:

		Fiscal year ending December 31			Process Recovery in
Mine	Type	2012	2013	2014	2014
		(Thousands of metric tons)			(%)
Taquari-Vassouras	Underground	549	492	492	82.9

4.3 Clients and sales

All potash sales from the Taquari-Vassouras mine are to the Brazilian market. In 2014, Vale sales represented close to 5% of total potash sold in Brazil. Vale has a presence and long-standing relationships with the major players in Brazil, with more than 50% in 2014 of the sales allocated to four traditional clients.

Vale’s phosphate products are sold mainly to the fertilizer industry. In 2014, the sales represented near 27% of the total phosphate sold in Brazil, with imports representing close to 58% of total supply. In the high concentration segment, Vale’s production represented 86% of the total production in Brazil, with products such as MAP, and TSP. In the low phosphate concentration nutrients segment, Vale’s production represented near 71% of total consumption in Brazil with SSP and DCP products.

4.4. Competition

The sector is divided into three major groups of nutrients: potash, phosphate and nitrogen. There are limited resources of potash around the world with Canada, Russia and Belarus being the most important suppliers, each one with a small number of producers. The sector presents a high level of investment and requires long time for a project to mature. In addition, the potash segment is highly concentrated, with 4 major producers holding over 83% of the total global production capacity. While potash is a scarce resource, phosphate is more available, but major exporters are located in the northern region of Africa (Morocco, Algeria and Tunisia) and in the United States. The five major producers of phosphate rock (China, Morocco, United States, Russia, and Jordan) hold 77% of global production in 2014, of which around 11% is exported. Meanwhile, products with great added value, such as MAP and DCP are usually marketed instead of phosphate rock, due to cost-benefit relationship.

Brazil is one of the largest agribusiness markets in the world due to its high production, exportation and consumption of grains and biofuel. It is the fourth-largest consumer of fertilizers in the world and one of the largest importers of phosphates, potash, urea and phosphoric acid. Brazil imports 95% of its consumed potash, which corresponds approximately to 9 Mtpa of KCL (potassium chloride) in 2014 from Belarussian, Canadian, Russian, German, and Israelis in descending order, which represents a 14% increase compared to 2013. In terms of global potash consumption, China, the United States, Brazil, and India represent approximately 61% of global consumption, where Brazil is responsible for 15% of this total. Vale’s fertilizer projects are highly competitive in terms of cost and logistics to meet the demand in the Brazilian market.

Most phosphate rock concentrate is consumed locally by downstream integrated producers, while logistics with the seaborne market correspond to 14% of total phosphate rock production. Major phosphate rock exporters are concentrated in North Africa, mainly through State-owned companies, with the Moroccan OCP Group holding 33% of the total seaborne market. Brazil imports 58% of the total phosphate nutrients needed as phosphate fertilizer products. The phosphate rock imports supply non-integrated producers of phosphate fertilizers such as SSP, TSP and MAP.

Nitrogen-based fertilizers are basically derived from ammonia (NH3), which, in turn, is produced from the nitrogen that is present in the air and in natural gas, making it a nutrient with high level of energy. Ammonia and urea are the main consumables of nitrogen based fertilizers. The consumption of nitrogen-based fertilizers presents a regional profile due to the high cost associated with transportation and storage of ammonia, which requires refrigerated and pressurized facilities. Consequently, only 10% of ammonia produced in the world is traded. Asia receives the largest volume of imports, with 37% of the global market. Major exporting countries are Russia, Trinidad y Tobago, and Saudi Arabia.

5. Infrastructure

5.1. Logistics Services

Vale has developed its logistics business based on the transportation needs of its mining operations, while Vale also provides transportation services for other customers.

Vale conducts its logistics businesses at the parent-company level, through subsidiaries, affiliates, and joint ventures, as set forth in the following table.

			Our participation
			Voting	Total
Firm	Business	Location	(%)		Partners
Vale	Railroad (EFVM and EFC), port, and maritime operations	Brazil	—	—	—

VLI (1)	Port, maritime and railroad operations in land terminals. Holding general cargo assets.	Brazil	37,6	37,6	FI-FGTS, Mitsui and Brookfield

MRS	Railroad operations	Brazil	46.8	47.6	CSN, Usiminas and Gerdau

CPBS	Port, maritime and railroad operations	Brazil	100.0	100.0	—

PTVI PTV	Port, maritime and railroad operations	Indonesia	59.3	59.3	Sumitomo, public investors

Vale Logística Argentina	Maritime operations.	Argentina	100.0	100.0	—

CEAR(2) (4)	Railroad.	Malawi	43.4	43.4	Mozambique, P.E. ports and railroads

CDN(3) (4)	Maritime and railroad operations.	Mozambique	43.4	43.4	Mozambique, P.E. ports and railroads

CLIN	Maritime and railroad operations	Mozambique	80.0	80.0	Mozambique, P.E. ports and railroads

Vale Logistics Limited	Railroad operations.	Malawi	100.0	100.0	—

Transbarge Navigación	River system in Paraguai and Paraná rivers (Comboios).	Paraguay	100.0	100.0	—

VNC	Port and maritime terminal operations	New Caledonia	100,0	80,5	Sumic, SPMSC

VMM	Port and maritime terminal operations	Malaysia	100,0	100,0	—

(1)         BNDES holds debentures issued by Vale, exchangeable in part to Vale’s share in VLI. If BNDES exercises its right on these debentures, Vale’s share in VLI will be reduced by 8%

(2)         Vale holds control of its participation in CEAR through 85% interest in SDCN, holding 51% of CEAR.

(3)         Vale holds control of its participation in CDN through 85% interest in SDCN, holding 51% of CDN.

(4)         Upon conclusion of transactions with Mitsui, Vale holds 21.7% of the voting capital of CEAR, 21.7% of the voting capital of CDN, 40% of the voting capital of CLN, and 50% of the voting capital of VLL.

5.1.1. Railroads

·                  Brazil

·                  Vitória a Minas railroad (“EFVM”). The EFVM railroad links Vale’s Southeastern System mines in the Iron Quadrangle region in the State of Minas Gerais to the Tubarão Port, in Vitória, in the State of Espírito Santo. Vale operates this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industries are located in this area and major agricultural regions are also accessible to it. VLI holds rights to use the railroad transportation capacity at Vale’s EFVM line. In 2014, EFVM carried daily an average of 326,8 metric tons of iron ore, or a total of 79.4 billion ntk of iron ore and other cargo, of which 17.2 billion ntk, or 21.7%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The EFVM railroad also carried 955 thousand passengers in 2014. On December 31, 2014, Vale had a fleet of 323 locomotives and 15,146 wagons at EFVM.

·                  Carajás railroad (“EFC”). The EFC railroad connects Vale’s mines in the Northern System in the Carajás region in the State of Pará to the maritime terminal Ponta da Madeira, in São Luís, in the State of Maranhão. Vale operates the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC extends for 892 kilometers from mines in Carajás to the Ponta da Madeira maritime terminal located near the Itaqui Port. Its main cargo is iron ore, principally carried mainly for the Company. VLI holds rights to use the railroad transportation capacity at Vale’s EFC line. In 2014, EFC carried daily an average of 319,0 metric tons of iron ore. In 2014, the EFC railroad carried a total of 105.9 billion ntk of iron ore and other cargo, 3.5 billion ntk of which was cargo for customers, including iron ore for Brazilian customers. EFC also carried 307 thousand passengers in 2014. EFC supports the largest capacity train in Latin America, which measures 3.5 kilometers, weighs 42,01 gross metric tons when loaded and has 330 cars. In 2014, EFC had a fleet of 277 locomotives and 16,158 wagons.

The principal items of cargo of the EFVM and EFC railroads are:

·                  Iron ore, iron ore pellets, and manganese ore, carried for the Company and its customers;

·                  Steel, coal, pig iron, limestone and other raw materials carried for customers with steel mills located along the railroad;

·                  Agricultural products, such as grains, soybean meal and fertilizers; and

·                  Other general cargo, such as pulp, fuel and chemical products.

We charge market prices for customer freight, including iron ore pellets originating from joint ventures and other enterprises in which we do not have 100% equity interest. Market prices vary based on the distance traveled, the type of product transported and the weight of the freight in question, and are regulated by the Brazilian transportation regulatory agency, ANTT (Agência Nacional de Transportes Terrestres).  VLI provides logistic integrated solutions through 7,920 km of railroads in Brazil (Centro-Atlântica Railway and Norte-Sul Railway), five land terminals with total capacity of storage of 240,000 tons and three maritime terminals and port operations. Vale holds 37.6% interest in VLI and is party in a shareholders’ agreement with FI-FGTS, Mitsui, and Brookfield.

Main railroads owned by VLI are:

·                  Centro-Atlântica Railway. Central-east regional railway network of the Brazilian national railway system under a 30-year renewable concession, which expires in 2026. The central east network has 7,220 kilometers extending into the States of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Federal District.

·                  Norte-Sul Railway. A 30-year renewable sub concession for commercial operation of a 720-kilometer stretch of the North-South railroad, in Brazil, between the cities of Acailandia, in the State of Maranhão, and Porto Nacional, State of Tocantins. This railroad is connected to EFC, creating a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn produced in the center-northern region of Brazil.

In 2014, VLI carried a total of 31.95 billion tku load, including 18.7 billion tku of Centro-Atlântica Railway and Norte-Sul Railway and 13.3 billion tku through Vale’s operational agreements.

Additionally, Vale holds direct and indirect interest in MRS Logística S.A. (“MRS”), company that holds the concession to operate the railroad connecting the States of Rio de Janeiro, São Paulo and Minas Gerais, which is 1,643 km-long. In 2014, the MRS railroad carried a total of 164 million metric tons of cargo, including 70.5 million metric tons of iron ore and other cargo from Vale.

·                                          Africa

The Nacala logistic corridor, currently in the ramp up phase, connects the Moatize unit to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique, crossing the Republic of Malawi. The Nacala corridor is a railroad and a port infrastructure, including greenfield railroads and existing portions in Mozambique and Malawi and a new port for coal in Mozambique. The Nacala Corridor will allow the Moatize mine expansion and will offer support to Vale’s operations in the Southern Africa. In Mozambique, Vale operates under two concession agreements maintained by Vale’s subsidiary Corredor Logístico Integrado de Nacala S.A. (“CLN”), which mature in 2043. In addition, Vale is refurbishing existing railroads under the concession granted by Vale’s subsidiary Corredor de Desenvolvimento do Norte S.A. (“CDN”), which matures in 2035. In Malawi, Vale operates under the concession held by its subsidiary Vale Logistics Limited (“VLL”), which matures in 2041. Vale is rehabilitating existing railroads under the concession held by its subsidiary Central East African Railway Company Limited (“CEAR”), which was extended to 2013, with automatic renewal for a 30-year period starting from the beginning of railroad services under concession of VLL railroad.

In December 2014, Vale entered into an investment agreement under which Mitsui acquired Vale’s share in the Nacala Corridor. Vale’s indirect interest in CLN, CDN, VLL and CEAR will be transferred to a controlling company jointly held (50% each) and controlled by Vale and Mitsui. Mitsui will invest US$ 313 million on this controlling company, in equity and quasi-equity instruments, to be used to fund the project. Vale and Mitsui are looking for project funding in the Project finance modality, to fund other capital expenses required by the Nacala Corridor project and to replace part of the funds application provided by Vale. The transaction is subject to certain conditions precedent and the closure is expected to 2015.

5.1.2. Ports and maritime terminals

·                                          Brasil

Vale operates a port and maritime terminals principally as means to conclude the delivery of its iron ore and pellets to bulk carrier vessels serving the seaborne market. For more information, see item 1.1 “Iron Ore and Pellets” in this section of the Reference Form. Vale also uses its port and terminals to handle customers’ cargo. Tubarão Port. The Tubarão Port, which covers an area of approximately 18 square kilometers, is located near the Vitória Port, State of Espírito Santo, and contains: the iron ore maritime terminal and general cargo terminals (the Praia Mole Terminal and the Terminal de Produtos Diversos). The Iron Ore Maritime Terminal has two piers.

·                  The Iron Ore Maritime Terminal has two piers. Pier I can maintain two anchored vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited at 23 meters draft plus tide. In Pier I, there are two ship loaders, which can load up to a combined total of 13,500 metric tons per hour each. In Pier II there are two ship loaders that could work alternately and can each load up to 16,000 metric tons per hour continuously. In 2014, 101.5 million metric tons of iron ore and pellets were shipped through the terminal. The iron ore maritime terminal has a storage yard capacity of 3.4 million metric tons.

·                  Praia Mole Terminal is principally a coal terminal and handled 11.3 million metric tons in 2014. VLI is entitled to use the terminal capacity of Praia Mole.

·                  Terminal de Produtos Diversos handled 7.4 million metric tons of grains and fertilizers in 2014. VLI is entitled to use the terminal capacity of Produtos Diversos.

·                  Ponta da Madeira Maritime Terminal. The Ponta da Madeira Maritime Terminal is located near the Itaqui Port, State of Maranhão. Pier I can accommodate vessels displacing up to 420,000 DWT and has a maximum loading rate of 16,000 tons per hour. Pier III, with two berths and three ship loaders, can accommodate vessels of up to 200,000 DWT on the south berth and 180,000 DWT on the north berth or two 180,000 DWT ships simultaneously), depending on tide conditions, with maximum loading rate of 8,000 metric tons per hour in each. Pier IV (south berth) can accommodate vessels displacing up to 420,000 DWT and two ship loaders operating alternately with maximum loading rate of 16,000 tons per hour. Cargo shipped through Vale’s Ponta da Madeira maritime terminal consists of its own iron ore production. Other cargo includes manganese ore produced by Vale and pig iron and soybeans for unrelated parties. In 2014, 112.3 million metric tons of iron were handled through the terminal. The Ponta da Madeira maritime terminal has a storage yard with capacity of 8.9 million metric tons, to be expanded to 10.7 million metric tons.

·                  Itaguaí maritime terminal — Cia. Portuária Baía de Sepetiba (“CPBS”). CPBS is a wholly owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, State of Rio de Janeiro. Itaguaí’s maritime terminal has docks that allow the loading of ships up to 17.8 meters of draft and up to 200,000 DWT. In 2014, the terminal loaded approximately 23.8 million metric tons of iron ore

·                  Guaíba Island maritime terminal. We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the State of Rio de Janeiro. The iron ore terminal has a pier (with two branches) that allows the loading of ships of up to 350,000 DWT. In 2014, the terminal loaded approximately 40.6 million metric tons of iron ore.

·                  VLI also operates the Inácio Barbosa maritime terminal (TMIB”., owned by Petrobras, in the State of Sergipe; the Maritime Terminal TIPLAM, in the State of São Paulo, owned jointly by VLI and Vale Fertilizantes; and Pier II in the port of Itaqui, that can receive vessels of up to 155,000 DWT with load rate of a maximum of 8,000 tons per hour

·                                          Argentina

Vale Logistica Argentina S.A. (“Vale Logistica Argentina”) operates a terminal at the San Nicolas port located in the province of Buenos Aires, Argentina, where it has been authorized to use a 20,000 square meters storage yard until October 2016 and has executed an agreement with unrelated parties to an additional 15,000 square meters storage yard. We handled 1.12 million metric tons of iron ore and manganese through this port in 2014, from Corumbá, Brazil, and carried through the Paraná and Paraguay rivers to be transported to Brazilian, Asian and European markets. The loading rate at this port is 24,000 tons per day and unloading rate of 13,200 tons per day.

·                  Oman

Vale Oman Distribution Center LLC (“VODC”) operates a distribution center in Liwa, Oman. The maritime terminal has a 1.4 km deep water pier, which is integrated to a storage Yard with movement and processing capacity of 40 Mtpa of iron ore and pellets per year. The nominal loading capacity of this port is 10,000 tons/hour and nominal unloading of 9,000 tons/hour.

·                                          Indonesia

PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

The Balantang Special Port is located in Balantang Village, in the South Sulawesi, and has two types of piers with total capacity of 10,000 DWT: two resources for barges of up to 4,000 DWT each for bulk dry volume and a dock for general cargo of up to 2,000 DWT.

The Harapan Tanjung Mangkasa Special Port is located in Lampia Village, in the South Sulawesi, with armoring buoys that can accommodate vessels displacing up to 20,000 DWT, and a terminal that can accommodate fuel tankers with displacing up to 2,000 DWT, with total capacity of 22,000 DWT.

·                  New Caledonia

We have and operate a port in Prony Bay, South Province, New Caledonia. This port has three terminals, including a passenger boat terminal for two vessels of up to 50 meters, a dock for dry bulk material for vessels of up to 55,000 DWT to unload at 8,000 tons a day and a general cargo dock for vessels of up to 215 meters. The general cargo dock can receive containers at 10 units per hour, liquid fuels (GLP, BPF, Diesel) at 350 cubic meters per hour, and break-bulk. The containers patio, a covered area of about 13,000 square meters, can receive up to 1,000 units. A bulk storage patio is linked to the port by a belt with storage capacity of 94,000 tons of limestone, 95,000 tons of sulfur and 60,000 tons of coal.

·                  Malaysia

The Maritime Terminal Teluk Rubiah (“TRMT”) is located in the State of Perak, Malaysia, and has one dock and two moors that allow unloading vessels with approximate capacity of 400,000 DWT and loading ships with capacity of up to 220,000 DWT. In 2014, the terminal unloaded 3.09 million metric tons of iron ore and loaded 2.58 million metric tons of iron ore.

5.1.3. Navigation

Vale continues to develop and operate a low cost fleet of vessels, comprised of company-owned vessels and freight vessels through mid and long-term lease agreements, to carry its cargo from Brazil to its markets. Vale has 32 vessels in operation, including 19 Valemax vessels, with capacity of 400,000 DWT, and other 13 capesize vessels, with capacities varying between 150,000 to 250,000 DWT. Vale also operates 16 Valemax vessels under long-term agreements. To support its strategy to deliver iron ore, Vale holds and operates two floating transfer stations in the Subic Bay, the Philippines, that transfers iron ore from Valemax vessels to smaller vessels that deliver the cargo to its destination. With this service, the Company expects to improve its ability to offer iron ore products to the Asian market at competitive prices and to increase its market share in China and the global seaborne market. In 2014, the Company carried approximately 158 million metric tons of iron ore and pellets on CFR and CIF basis. (cost and freight) .

In 2014, Vale entered into cooperation agreements for the transportation of iron ore with carriers and financial institutions, located in China and in Hong Kong. Under these agreements, Vale is negotiating (i) long-term freighting agreements to guarantee long-term loading capacity to transport iron ore from Brazil to Asia and protect Vale against the volatility of freight costs, and (ii) the sale of six ore carrying 400,000 DWT ships.

On the Paraná and Paraguay fluvial system, the Company carries transport iron ore and manganese through (i) its subsidiary, Transbarge Navigacion, which transported by rivers 2.35 million tons in 2014 and (ii) freighted vessels. Barges are unloaded at the terminals of our local clients at contracted terminals in Argentina or at the facilities of its subsidiary, Vale Logistica Argentina, which carries ore in ocean vessels. Vale Logística Argentina carried 1.05 million tons of ore (out of a total capacity of 3 million tons) though the port of Saint Nicolas in seaborne vessels in 2014. In 2010, Vale acquired two new tugboats, named Morro Alto and Morro Azul, which started operating in 2015.

Vale manages a fleet with 26 tugboats, owning 25 vessels and one vessel is leased. Vale directly operates ten tugboats in the ports of Vitória and Mangaratiba, in the States of Espírito Santo and Rio de Janeiro, respectively. Six tugboats in the port of São Luis and Aracaju, in the States of Maranhão and Sergipe, respectively, are operated by consortium companies, in which Vale holds 50% interest. Other ten tugboats are freighted to and operated by third parties, under their responsibility, in other ports in Brazil.

5.1.4. Energy

Vale manages its power generation portfolio based on the current and projected energy needs of its operations, with the goal of reducing energy costs and minimizing the risk of energy shortages.

·                  Brazil

Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment, and the risk of rising prices. In 2014 Vale’s total installed energy capacity in Brazil was 1.3 GW. Vale uses the electricity produced by these plants for its internal consumption needs. Vale currently has interest in nine hydroelectric power plants and four small-sized hydroelectric plants in operation. The hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco

I, Capim Branco II and Machadinho are located in the Southern and Southeastern areas and the Estreito plant is located in the Northern area. Small hydroelectric plants of Melo, Nova Maurício, Ituerê and Glória are located in the Southeast. The Aliança Geração joint venture is held by Vale and CEMIG Geração e Transmissão S.A. (“CEMIG GT”) at the following hydroelectric plants: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga.

By means of Vale’s subsidiary Aliança Norte Energia Participações S.A., Vale indirectly holds 4.59% of the stocks in Norte Energia S.A. (“NESA”), a company incorporated with the sole purpose of deploying and operating the Belo Monte Hydroelectric Plant, in the State of Pará. Vale’s interest grants it the right to acquire 9% of the power generated by the plant, under a long term power purchase agreement, signed in 2012. For more information on this operation, see item 6.5 in this Reference Form.

Vale also produces palm oil in the State of Pará, which will be used to produce biodiesel, through an extraction plant with installed capacity of 100,000 tons of palm oil per year. Biodiesel will be mixed with regular diesel to produce a fuel known as B20 (with 20% biodiesel), to be used in its fleet of locomotives, trucks, and heavy machinery used in operations of the North System.

·                  Canada

In 2014, Vale’s hydroelectric power plants in Sudbury generated 17% of the electricity requirements of its Sudbury operations. The power plants consist of five separate generation stations with an installed capacity of 56 MW. The output of the plants is limited by water availability, and by restrictions imposed by a water management plan regulated by the Government of the Province of Ontario. In 2014, the average requirements for power was 195 MW to all surface plants and mines in the Sudbury area.

In 2014, diesel generation provided 100% of the electric requirements of Vale’s Voisey’s Bay operations. We have six diesel generators on-site producing an average of 12 MW.

·                  Indonesia

Energy costs are a significant component of Vale’s nickel production costs for the processing of saprolitic lateritic ores at PTVI operations in Indonesia. A great portion of the PTVI’s electric furnace power requirements are supplied at low-cost by its three hydroelectric power plants located in the Larona River: (i) the Larona plant with average generation capacity of 165 MW, (ii) the Balambano plant with average generation capacity of 110 MW; and (iii) the Karebbe plant with average generation capacity of 90 MW. These plants help reducing the costs by replacing the diesel used in power generation for hydroelectric power, reducing CO2 emissions, replacing non-renewable power generation, which allow us to increase current nickel production capacity in Indonesia.

6. Other Investments

Vale holds 25% in iron ore pelleting plants in China: Zhuhai YPM and Anyang. The remaining shares of Zhuhai YPM are held by Zhuhai Yueyufeng Iron and Steel Co. Ltd. and Halswell Enterprises Limited, while the remaining shares of Anyang are held by Anyang Iron & Steel Co., Ltd.

Vale holds 25% in the coal operations in China, in Longyu (Henan Province) and Yankuang (Shandong Province). Longyu produces metallurgic and thermal coal and other related products, and the remaining capital is held by Yongmei Group Co., Ltd. (formerly known as Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minor shareholders. Yankuang produces metallurgic coal coke, methanol, tar oil, and benzene, and the remaining shares are held by Yankuang Group Co. Ltd. and Itochu Corporation.

Vale owns 50.0% of capital stock of California Steel Industries, Inc. (“CSI”), a producer of flat rolled steel and pipes, located in California, in the United States. The remaining 50% belongs to JFE Steel. CSI’s annual production capacity is of about 2.8 million metric tons of flat products and pipes. Additionally, Vale holds a 26.9% stake in ThyssenKrupp Companhia Siderúrgica do Atlântico (“TKCSA”), an integrated producer of steel plates located in the State of Rio de Janeiro. The plant was commissioned in 2010, and produced 4.1 Mt in 2014. The final production capacity of TKSCA is 5.0 Mtpa of plates and will require 8.5 million metric tons per year of iron ore and pellets, while working in full capacity, supplied exclusively by Vale.

We are also engaged in two other steel projects in Brazil: Companhia Siderúrgica do Pecém (“CSP”), which is being constructed, and Aços Laminados do Pará (“Alpa”), which is under analysis considering discussions with the Brazilian government.

Additionally, we hold minor interest in two bauxite mining companies, both in Brazil: Mineração Rio do Norte S.A. (“MRN”) and Mineração Paragominas S.A. (“Paragominas”), and we have agreed upon transferring Vale’s interest in Paragominas to Hydro in two equal installments in 2014 and 2016. For more information on this transaction, see item 6.5 in this Reference Form. Vale concluded the transfer of the 2014 portion in December and is currently holding indirectly 13.63% in Paragominas.

Lastly, we have an onshore and offshore hydrocarbon exploration portfolio in Brazil and in Peru, which is currently under review, and, consequently, some concessions may be terminated or granted, provided that there is compliance with appropriate regulatory terms.

e. Key consumables and raw materials:

i. Description of the relationships with suppliers, including whether they are subject to governmental control or regulation, identifying the institutions and applicable legislation

The Company is committed to build a sustainable business model and contribute to a just, environmentally balanced and economically prosperous society. The Company adopts the strategy in relation to its suppliers to maintain a long-term relationship in order to promote partnerships aimed at gains for both parties, through continuous innovation and development and supply of goods and quality services at a compatible cost.

In order to achieve continuous improvement and contribute to advances in the production chain, the management of relationships with its suppliers comprises the following steps:

(i)            Certification and registration of suppliers based on Vale’s values, taking into account also the identification and analysis of supply risks (environmental, institutional, labor, social security, financial, health and safety, ethics, and social responsibility);

(ii)           Third party Due Diligence aiming to mitigate reputation risks, arising out of eventual engagement by Vale’s commercial partners with events that violate human rights or anticorruption laws applicable to Vale, as the Foreign Corrupt Practices Act — FCPA and the UK Bribery Act and the Brazilian law against corruption (Federal Law no. 12.846, dated August 1, 2013);

(iii)          Monitoring the financial health of Vale’s main suppliers of material, equipment, and services;

(iv)          periodic performance evaluations to ensure compliance with applicable requirements and as defined in the contracting stage, as well as adherence to agreement expectations;

(v)           Development and support in suppliers’ training; and

(vi)          Promotion and prospection of new suppliers.

Under the UN’s Universal Declaration of Human Rights, Vale respects and promotes human rights in its activities, through its production chain and in regions where the Company operates.

In this sense, Vale aims to establish commercial relationships with suppliers who share its principles and values and who respect human rights.

Vale’s principles and values are disclosed to its suppliers in its Suppliers’ Code of Ethics and Conduct, document signed by all the companies that have entered into a supply agreement with Vale. Note that this Code is available at the Company website (www.vale.com).

The suppliers agreements are preceded by a search in the list disclosed at the website of the Ministry of Labor and Employment (MTE) that includes individuals or legal entities found to be engaged in employing workers under slave work or analogous conditions and the list CEIS (National Registry of Suspected Companies) that lists companies with no good standing and suspended by the federal government.

The guidelines and criteria Vale adopts to evaluate its suppliers are based on the above mentioned environmental legal requirements applicable to suppliers whose operational processes involve the use of natural resources or are potentially polluting or likely to cause environmental degradation. In addition to these legal aspects, its Environmental Management criteria and the principles of its Sustainable Development Policy are considered.

With regard to recipients of waste generated in its production processes, they all are subject to audit by the Department of the Environment and Sustainable Development during their initial approval and periodic revalidation.

The main environmental laws applicable to this process are:

a) Environmental Permit

· Federal Law 6938/81 - National Environmental Policy

· CONAMA Resolution (National Council for the Environment) 237/97

· Complementary Law 140/11

· CONAMA Resolution (National Council for the Environment) 01/86.

· Federal Law 10165/00

· Federal Law 12651/12

· IBAMA (Brazilian Institute of Renewable Natural Resources) Normative Instructions 96/06 and 97/06.

b) Pesticides

· Federal Law 7802/99

· Federal Decree 4047/02

· Law 6360/76 - ANVISA - National Agency for Sanitary Surveillance

c) Transportation of Dangerous Goods

· Decree 96044/88

· ANTT Resolution (National Ground Transportation Agency) 420/02

d) Radioactive Material

· CNEN Resolution (National Nuclear Energy Council) NE 2.01

· CNEN Resolution (National Nuclear Energy Council) NE 5.02

e) Explosive Materials

· Federal Decree 3665/00

f) Controlled Chemicals

· Ministry of Justice Decree 1274/2003.

ii. Potential dependence on few suppliers

The main consumables purchased by us in fiscal year ending on December 31, 2014 were: (i) materials and other equipment, including tires, conveyor belts, parts and components, mining equipment, railroad gear, industrial installations and maintenance workshops, which, (ii) fuel and gas, and (iii) electricity. Moreover, the main rendering of services included operational services, maintenance of equipment and facilities, and transportation services.

The main categories of equipment purchased by the Company were transportation locomotive equipment and wagons. Vale’s largest group of suppliers of these types of equipment are General Electric, Catterpillar, Astra Vagoane Calatori and Amsted-Maxion, accounting jointly for 4% of total purchases of supplies for the Company in the year ending on December 31, 2014.

Fuel consumption is quite intense, especially in operations and transport of iron ore. Vale’s main supplier of this consumable item is Petrobras Distribuidora, which accounted for approximately 80% of its purchase of fuels in the year ending on December 31, 2014.

In 2014, the Company used 58% of the electricity provided by self-production in Brazil and the remaining portion was consumed through purchase of power in the market, which main suppliers were Cemig, Eletronorte, and Enertrade.

The 10 largest input, equipment and service providers represented 23% of the total purchases of the Company by December 31, 2014.

iii. Possible volatility in their prices

We have some contracts where prices are pegged to market indexes (parametric formulas) and therefore subject to these volatilities. Prices can also vary in relation to historical prices depending on offer versus demand in the market at the time of competition.

7.4                               Customers that accounted for more than 10% of total net revenues

In 2014, no customers accounted for more than 10% of Vale’s net revenue.

7.5                               Relevant effects of State regulation on the Company’s activities

a.                                      Need for government authorization for the exercise of activities and long-standing relationship with the government to obtain such permits

Vale is subject to a wide range of governmental regulations in all jurisdictions where we operate worldwide. The following discussion summarizes the regulations that have the most significant impact on Vale’s operations.

Mining rights

Mining and mining processing are subject to specific regulations and private and public permits, which differ depending on the jurisdiction. These permits usually include concessions, licenses, prospecting applications, permits, releases, authorizations or franchises (all of which we generically refer to below as “concessions”). Some concessions have indefinite duration or duration linked to depletion of the reserve, but many have specific expiration dates, and may be renewable or not. The legal and regulatory regime governing concessions differs among jurisdictions or even locations, and there are differences between applicable legal and regulatory regimes, depending on the jurisdiction. In many jurisdictions, mineral resources belong to the State and may only be extracted upon obtaining the appropriate federal government approval (see “Regulation on mining activities”). In other jurisdictions, as Canada, a substantial part of our mining operations is conducted pursuant to mining rights or leases, often from government agencies.

The table below summarizes Vale’s principal mining concessions and other similar rights. In addition to the concessions described below, we have exploration licenses and applications covering 5.1 million hectares in Brazil (out of which, 4.32 million are already under application) and 10.7 million hectares in other countries.

Location	Concession or other right	Approximate area covered (in thousand hectares)	Expiration date
Brazil
	Exploration Concession (including applications)	662,932	Undetermined
Canada
	Exploration Concession (name varies according to the province)	278,208	2015-2035
Indonesia (1)
	Employment Agreement (Contract of Work)	118,435	2025
Australia
	Exploration Concession (Mining concessions)	19.209	2015-2041
New Caledonia
	Exploration Concession (Mining concessions)	20,157	2015-2051
Peru (2)
	Exploration Concession (Concesión de Exploración)	199,398	Undetermined
Argentina (3)
	Exploration Concession (Manifestación de Descubrimiento)	40,108	Undetermined
Mozambique (4)
	Exploration Concession (Mining Concession)	23.780	2032

(1)         Entitled to two 10-year extensions subject to approval by the government of Indonesia. Concessions with no production have maturity dates between 2023 and 2028.

(2)         The Peruvian mining regime includes only one type of license.

(3)         Vale has returned part of its mining rights in Argentina, due to market conditions. Vale has paid and will continue paying its commitments related to potash concessions in Rio Colorado and will examine alternatives to increase perspectives in the project.

(4)         Entitled to 25-year extensions subject to the approval by the Government of Mozambique.

(5)         In Sudbury, maturity is subject to the current renewal applications that take years to be approved, but are ongoing. In Newfoundland & Labrador, mining licenses were reorganized and some of them terminated in 2014.

Many concessions impose specific obligations on the concessionaire governing such matters as how operations are conducted and what investments are required. Vale’s ability to maintain its mining rights depends on meeting these requirements, which often involve significant capital expenditures and high operating costs.

Regulation of mining activities

·                  Brazil. Mining activity in Brazil is currently ruled by the 1967 Brazilian Mining Code, which provides for different enjoinment regimes for mineral substances, which differ according to the mineral to be explored and the size of the Project to be developed. Currently, there are five mining enjoinment regimes, namely: Research Authorization, Concession, License Registry or Mining Licensing, Permission to Explore and Monopoly. The Federal Government has sent to the National Congress in June 2013, the proposal for a new Brazilian Mining Code, which is under discussion. This proposal includes, among others, maintenance of the main rights on mining licenses existing until the date of promulgation, a review on royalties, new regime for concessions for exploration for a period of up to 40 years (renewable for periods of up to 20 years) through bidding processes, and creation of a Mining Agency aiming to simplify the process to grant mining rights. This proposal is being discussed at the Congress.

·                  Indonesia. As required by the mining law that come into effect in 2009, PTVI renegotiated the terms in its labor agreement with the government, resulting in the execution of an amendment in October 2014. The purpose of the renegotiation was divided into six strategic points identified by the government: (1) size of the area under the labor agreement; (2) continuity of commercial operations; (3) State revenue; (4) domestic processing and refining; (5) divestments; and (6) priority use of local labor, assets and services. The amendment ensures the future of PTVI and Vale’s commercial strategy, ensuring its rights and obligations. According to the terms in the amendment, the PVTI labor agreement matures in 2025, and PTVI may request two extensions for its operations, each one for a ten-year period, under a commercial license, upon approval by the Indonesian government. Under the terms in the amendment, Vale ensures a detailed agricultural project, reduced the work area from 190,510 hectares to 118,435 hectares, increased its divestment obligation by Vale in PTVI to 15% in the next five years and agreed upon paying a right to use fee related to the nickel market price, varying 2% to 3% over market price. Additionally, the amendment describes investment commitments consistent with PTVI growth strategy, reflecting PTVI commitment to prioritize local labor, assets, and services.

·                  New Caledonia. The mining law that passed in 2009 requires that new mining projects should obtain formal authorization from government authorities rather than a declaration, as required by the pervious legislation. We filed a new license application updated in March 2014, and it is expected that the authorization will be issued by April 2015. A recent bill, if approved, may postpone the approval of Vale’s authorization to April 2016. Vale’s current license will remain valid and in force until the application is approved. Although we believe it is unlikely that the authorization application will be rejected, the governmental entities may impose new conditions regarding the authorization. Additionally, in 2014, local authorities of New Caledonia proposed the creation of a protected swamp zone covering 27% of the total area of VNC, with potential to affect mining activities. This swamp zone is adjacent to the area close to the facility to store disposals, which could raise the need of additional investments by Vale.

·                  Guinea. Vale held 51% interest in VBG — Vale BSGR Limited (“VBG”), that held iron ore concession rights in South Simandou (Zogota) and exploration licenses in North Simandou (Blocks 1 and 2), in Guinea. Upon approval of the Guinea Mining Code in 2011 (amended in 2013), the government started in 2012, a process to review existing agreements, aiming standardization under the new code. VBG suspended the works in the areas, after the technical commission established by the government started this process of review. In April 2014, the Government of Guinea revoked VBG mining rights according to technical recommendations by such commission, concluding that VBG rights were acquired by means of corrupt practices engaged by BSGR, partner of Vale in the joint venture VBG, prior to Vale’s participation in the project. Vale acquired its interest in VBG following conclusion of comprehensive due diligence carried out by external consultants and based on representations that VBG had acquired its mining rights legally and with no guarantees or undue payments. The government decision does not indicate any engagement of Vale in alleged corruption practices and does not prohibit Vale’s engagement in any redistribution of mining titles in the future. Vale is evaluating its rights and legal options against BSGR. In March 2015, Vale transferred its share in VGB to BSGR. This transfer does not represent any type of agreement with BSGR, and Vale is still entitled to enforce to BSGR the losses of investments in VBG.

Mozambique. The Parliament approved a new mining law in August 2014. Although the new mining law has revoked the previous law, this law established a stability clause applicable to rights acquired under the previous law and also maintained in effect the agreements executed under the other law. Changes brought by this law include (i) imposition of a new legal regime for the acquisition of assets and services (procurement), which should occur by means of trending processes when such acquisition exceeds a previously defined amount (which is still under discussion) and (ii) the change in the legal regime applicable to the transfer of mining rights and obligations related to mining companies, which now requires prior approval by the Government of Mozambique for this transfer to branches of the Company and third parties. Except for main changes above, Vale does not expect its operations to be affected adversely by the approval of the new mining law. It is important to also note that the parties holding mining rights granted according to the prior regime are entitled to convert their shares into mining rights subject to the regime of the new mining law. Regulation of the new mining law is pending.

Environmental regulations

Environmental aspects associated to Vale’s activities, products, services and projects are subject to the environmental regulation. This regulation imposes the need to obtain specific environmental licenses, authorizations, and permits required to approve projects, install and operate the activities, which are subsidized by several studies on environmental impact and mitigation measures required by environmental entities. Likewise, each significant change to the company’s activities and operations require submission of information to competent environmental entities to maintain legal conformity.

Environmental licenses issued for each operation, as well as the environmental legislation, set control measures and performance standards that should be met by the Company during its activities, demanding specific investments for environment preservation and legal compliance.

For purposes of improving the environmental licensing process, Vale developed the Best Practice Guide that offers (i) closer integration between the environment and project teams, for purposes of anticipating possible opportunities and obstacles that may rise reviewing projects; (ii) the use of fully-qualified technical teams; (iii) greater interaction with environmental entities; and (iv) deployment of an Executive Committee to respond for decisions on licensing processes.

Vale’s activities, products and services are related to the sue of natural resources, mostly, protected by law, as for instance, water consumption, and evaluation of their impact on different ecosystems like, for instance, hydrographic basins and their surroundings, cavities, forests, sea, coasts. The Brazilian legal system provides for the possibility of administrative, civil and criminal responsibility, with sanctions in case of non-compliance with the legislation. Regarding environmental civil liability, financial guarantees may be used in some cases, as in case of decommissioning of assets held by the Company and remediation of possible environmental liabilities arising out of these procedures.

Legislation on Environmental Infringements

Federal Decree no. 6.514/08, that deals with environmental infringements and regulates the Environmental Crimes Law (Law no. 9.805/98), sets forth about infringements to flora and other protected areas, determining penalties for non-compliance with legislation that could vary from warning, suspension of work, stoppage of activities, and fine, which may vary from R$5,000.00 to R$50,000.00.

Legislation on protected areas

Protection of forests and other vegetation forms is regulated by Federal Law no. 12.651/12, that created the new Forest Code and a set of federal, state and municipal regulations.

Federal Law 12.651/12 sets forth the obligation of owners or holders of rural properties to maintain a Legal Reserve area duly protected, which will vary according to the bioma where the rural property is located, and may be equal to 80% in the Legal Amazon area. Recently, the Rural Environmental Registry was created, tool used to register electronically the Legal Reservation areas and other protected areas in the property.

The creation and protection of Conservation Units (“UCs”), in turn, are established in Federal Law 9.885/00, which sets forth the National Conservation Unit System (SNUC). UCs are governed by the creation decrees and management plans, and interferences within their limitations without approval of the applicable managing entity may characterize administrative infringement and cause application of penalties.

Waste Management and Contaminated Areas

Separation, collection, storage, transportation, treatment, and final disposal of residues, are regulated by the National Policy for Solid Residues, created by Law no. 12305/10. This law requires that appropriate transportation, treatment, and final disposal activities are performed by companies licensed by competent environmental authorities.

If the activity causes contamination of the ground and underground water, the Company may be required to remediate and repair such areas, and may be subject to the application of other administrative and criminal sanctions and indemnities in the civil sphere.

The holder of a contaminated property must automatically repair any environmental damage or adverse impact, regardless of the contamination cause, which may cause significant expenses (obligation bound to the property, and not the party exploring it). Note that the responsibility for an environmental damage is not subject to the statute of limitations, that is, it never matures over time.

Cavities

Natural underground cavities represent fragile ecosystems that comprise the national speleological assets. Intervention in natural underground cavities is regulated by Federal Decree 6.640/2008, which sets forth about the means to intervene in such areas, according to the degree of relevance of the cavity. Interference in cavities imposes the need of carrying out broad technical studies and is subject to complex discussions with applicable entities. The occurrence of natural underground cavities may be determining in planning and deployment of mining projects, and limit or alter exploration plans, as well as generate additional costs related to the preservation of the cavity or compensation measures arising out of impacts to such cavities.

Archeological sites and historical and cultural interest areas

The Federal Constitution provides that the government and the civil society are responsible for protecting the cultural heritage. In areas with the potential of having archeological sites and historic and cultural interest areas, the Company must obtain the appropriate authorization from the National Institute of Historical and Artistic Heritage (“IPHAN”) at project planning. Non-authorized interference on cultural, historical, and archeological areas is considered to be an administrative infringement, subject to penalties.

Hydric resources

The Company must obtain and pay to use hydric resources, and should pay for their use. According to the National Policy of Hydric Resources, the following rights on the following uses of hydric resources are subject to the grant by the Public Authority: (1) derivation or capture of portion of water existing in a water body for final consumption; (2) extraction of water from underground water reserve for final consumption or as input of productive process; (3) release of sewage in water bodies, as well as other liquid or gas effluents, whether or not treated, for purposes of diluting, transporting, or final disposition of them; (4) use of hydroelectric potential, and (5) other uses that alter the regime, the quantity, and quality of the water existing in a water body.

Carbon emissions and climate change

Climate changes may adversely affect technical requirements of Company projects, the use of equipment and the provision of services, that may have impact on the schedule and cost of Company activities.

Gas emissions that cause the greenhouse effect may, for instance, impact the operations of the Company by imposing taxation over greenhouse gas emission and/or the establishment of emission limits. These measures will demand more intense power effectiveness actions and the Company should search for a power matrix based on renewable sources.

There is a global trend to tax effects arising out of climate changes, that could affect new businesses in the future, especially initiatives aiming carbon taxation in navigation, which could raise our freight costs, namely for the Asian market.

The Company maintains policies and plans to prevent and mitigate climate changes, adopted in its operations around the world and applicable to the suppliers’ chain.

Environmental Liability

Environmental liability may occur in three different and independent spheres: (i) civil; (ii) administrative and (iii) criminal.

·                  Civil Liability: the entrepreneur, regardless of the existence of guilt, must compensate or repair damages caused to the environment and third parties affected by its activities. The environmental legislation sets forth the joint responsibility between polluting agents (Federal Law 6.938/81), which implies responsibility of all parties engaged in an event that causes environmental damages.

·                  Administrative Responsibility: Administrative responsibility arises out of an action or omission those results in violation against any rule related to environmental protection (Federal Decree 6.514/08). Sanctions against an administrative infraction may include warning, fine, non-use of product, suspension of sale and manufacturing of product, suspension of work or activity, demolition of work, suspension of tax benefits and cancellation or interruption of credit facilities granted by State banks, as well as prohibition to be hired by public entities.

·                  Criminal Responsibility: In the criminal sphere, Federal Law 9.605/98 (Environmental Crime Law) causes any person, individual or legal entity engaged in conducts deemed to be damaging to the environment to be subject to its effects. The Law also provides for the possibility of piercing the corporate veil of the entity causing the environmental infringement in some cases. Applicable sanctions to legal entities may be (i) partial or total suspension of the activity; (ii) temporary interdiction of establishment, work, or activity; and, (iii) prohibition of contracting with Public Authorities, as well as obtain subsidies, subventions, or donations.

Environmental legislation is becoming increasingly stricter worldwide, which consequently will lead to greater investments in Vale projects. In particular, there is expectation for heightened attention from various governments to reducing greenhouse gases, as result of concerns with climate changes. There are several examples of environmental regulations and compliance initiatives that may affect Vale’s operations.

·                                          Canada and Indonesia. In Canada, more strict rules on liquid effluents have been proposed, which may demand changes to the current control systems. In Indonesia, in turn, the existence of specific regulation on the emission of Sulphur oxides, particulate materials and metals imposes to the Company the need to make significant investments on infrastructure (control processes and equipment) — in order to ensure legal conformity of the processes with the regulation.

·                                          China. An amendment to the environmental protection law has been approved in April 2014, establishing stricter obligations on the prevention and control of pollution for companies while setting forth more severe penalties.

·                  New Caledonia. A new law, approved in the South Province in New Caledonia, will impose more rigid limits to emissions of nitrogen and Sulphur oxide and particles from large electric burning plants, impacting the power station that provides power to Vale’s operations in New Caledonia. In order to be in conformity with the new law, investments must be made by the Company to improve the control system for such emissions..

·                  United Kingdom. A recent regulatory change on effluents was issued, causing significant impact on the control systems for final treatment and other activities associated to decommission of industrial landfills, which consequently resulted in substantial increase of operation costs in Clydach

Royalties and other taxes on mining activities

In many jurisdictions, we must pay royalties or fees on the Company revenues or profits from extraction and sale of minerals. These payments are an important element in the economic development of a mining operation. The following royalties and fees apply in some of the jurisdictions in which Vale has its largest operations:

·                       Brazil. In Brazil, we pay a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais or Financial Compensation for Exploration of Mineral Resources) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current annual CFEM rates on Company products are: 2% for iron ore, copper, nickel, fertilizers and other materials; 3% on bauxite, potash and manganese ore; and 1% on gold. The Federal Government sent to the Congress in June 2013, a proposal for the new Brazilian Mining Code, which is under discussion. This proposal includes, among other issues, preservation of key rights for existing mining licenses until the date of publication, review of royalties, new exploration concession regime for a period of up to 40 years (renewable for periods of up to 20 years) though bidding process and establishment of a Mining Agency for purposes of simplifying the process of granting of mining rights. Vale is currently engaged in several administrative and legal proceedings that relate to the non-payment of amounts due as CFEM. See item 4.3 in this Reference Form for further information.

·                        Brazilian States. Several Brazilian states created a mining production tax (Taxa de Fiscalização de Recursos Minerais [Mining Resources Supervision Tax] — TFRM) with rates that vary between R$ 0.50 to R$ 2.5697 per metric ton of ore produced or transferred out of the state.

·                        Canada. The Canadian provinces in which we operate charge us a tax on profit from mining operations. Profit from mining operations is generally determined by reference to gross revenue from the sale of products of mine output and deducting certain costs, such as mining and processing costs and investment in processing assets. The rates are 10% in Ontario; up to 17% in Manitoba; and a combination of mining fee and royalties equal to 16% in Newfoundland and Labrador. The mining fee paid is deductible for corporate income tax purposes.

·                        Indonesia. Our subsidiary PTVI pays royalties on, without limitation, nickel production on the concession area. The payment of royalties is based on sales volume (US$78 per metric ton of nickel in matte, and US$ 140 per metric ton for total production below 500 tons or US$ 156 per metric ton for total production above 500 tons of contained cobalt). In 2014, the payment of royalties corresponded to 1.13% of the revenue from the sale of matte nickel, while the annual average of royalties paid for the 2011-2014 period corresponded to 0.80% of the revenue from the sale of matte nickel, including the payment of additional royalties in 2014 for the production above 160 million pounds in 2013, as agreed upon in the previous regime. After execution of the amendment to the Employment Agreement in October 2014, PTVI started to pay mining royalties corresponding to 2% over its matte nickel revenue, when LME nickel price is lower than US$ 21,000 per metric ton; 3% over its matte nickel revenue, when LME nickel price is equal or higher than US$ 21,000 per metric ton.

·                        Australia. In Australia, royalties are paid on the revenues from sales of minerals. In the State of Queensland, royalty applicable to coal is 7% of the net income (deducting freight costs and other costs) up to A$100 per ton and 12.5% of the amount between A$100 and A$150 per ton and 15% subsequently. In the State of New South Wales, the royalty applicable to coal is the percentage on the total production or total revenue (which is net of some expenses and fees) minus permitted deductions, equal to 6.2% for deep underground mines, 7.2% for underground mines, and 8.2% for open pit mines. There is also an additional 1.95% royalty (for coal recovered between December 1, 2012 and June 30, 2013) and 1% (for coal recovered after July 1, 2013) from the value of recovered coal, paid only by the titleholders of exploration concessions that are subject to the payment of tax for the leasing of natural resources.

·                  Mozambique. The Congress approved in September 2014 a new tax regime for the mining and oil sectors, that could affect mining projects in Mozambique. The new law guaranteed stability and security of tax regimes provided for in mining agreements executed prior to the new tax law. Vale is analyzing the effects of this change to its operations in Mozambique.

·                  Zambia. The government of Zambia recently introduced substantial changes to the tax regime for the mining industry, which came into effect on January 1, 2015. The government replaced the income tax of mining companies for a mining royalty corresponding to 8% of the income from underground mine operations, and a 20% mining royalty of the income from open pit mines. Operations generating income from the transportation or processing of ore, concentrate or other semi-processed minerals, will be subject to 30% income tax. Previously, the royalty fee for underground and open pit mine operations were 6% for every ore. The impact of these changes on mine operations will depend on operational costs, with royalty increase based on the market price for minerals, placing a greater burden on high cost operations, compared to the previous system based on operational profit. Considering operations of Vale’s joint venture in Zambia are underground, these operations will be subject to an 8% mining royalty fee.

Regulation of other activities

In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, port operations, and electricity generation. We are also subject to workers’ health and safety legislation, safety and support of communities near mines, and other matters. Descriptions below relate to some regulatory regimes applicable to our operations:

·                  Brazilian railroad and ports regulation. Aiming to ensure the reliability on the railroad and port logistics aimed to meet specific needs to more large volumes with operation efficiency, Vale acts in these sectors by means of its assets Estrada de Ferro Carajás, Estrada de Ferro Vitória a Minas and its port terminals detailed in this Reference Form. For that end, Vale holds the concession of railroad services and authorizations to explore its Private Port Terminals, and under lease preceded by bidding process to explore the Private Terminal, in the case of the wholly owned subsidiary, Companhia Portuária Baía de Sepetiba (“CPBS”).

In these activities, Vale is subject to regulatory inspection by the National Agency of Land Transportation (ANTT), linked to the Ministry of Transportation for railways; and the National Agency of Water Transportation (ANTAQ), linked to the Secretary of Ports of the Presidency of the Republic, for port activities. Both Agencies were created in 2001 by Federal Law no. 10.233/01, that established attributions to inspect compliance with the granting contracts and establish complementary rules to regulate the railroad and port sectors. Regulatory acts issued by the ANTT in recent years include rules dealing with User Regulations, rules for determination of goals, rules for sharing infrastructure in 2011 and independent railroad operator in 2014. In terms of ports, Law 12.815/2013 presented substantial changes, for instance, the end of restrictions associated to third party cargo, and ANTAQ promoted adaptation of adherence agreements and issued new resolutions with procedures for new grants, inspection of private terminals, and applicable penalties.

·                  Regarding prices, railroads are subject to tariff tables determined by ANTT, with annual adjustments, applicable to third party users of railroad services. When carrying own cargo, a transfer price was set merely for purposes of accompaniment of the concession. In case of port terminals, this is a private economic activity exercised with free prices. For own cargo, there is no price asked, considered to be production cost, except for the service provided by CPBS to Vale, as this is a specific purpose company, it asks for fee for port movements.

·                  Regulation of chemical products. Some of our products are subject to regulations applicable to the marketing, distribution and use of chemicals in their compositions. For example, the European Commission has adopted a European Chemicals Policy, known as REACH (“Registration, Evaluation, and Authorization of Chemicals”). Under REACH, manufacturers and importers are required to register substances prior to their entry into the European market and in some cases may be subject to an authorization process. A company that fails to comply with the REACH regulation could face fines and penalties.

·                  Regulation in Transocean transportation of iron ore and iron ore fines. Vale is subject to rules issued by the International Maritime Organization (“IMO”) that governs the safe shipment of products, including iron ore. IMO is discussing the prejudicial impact of certain substances to the marine environment, that could cause changes to the waste management procedures currently adopted in maritime transportation.

b.                                      Environmental policy of the Company and costs incurred for compliance with environmental regulation and, where appropriate, other environmental practices, including adherence to international standards of environmental protection

Vale’s governance structure is based on policies with guidelines and principles that direct the strategy, the process and the actions taken by the Company. Key policies related to the environment are the Sustainable Development Policy, the Security and Health Policy, the Climate Global Change Policy, and the Human Rights Policy. These policies, with specific plans and programs for each Vale unit provide the necessary guidance to achieve its sustainability goals and its short, medium, and long term business decisions.

Vale’s Environmental Management System determines the development and implementation of effective control, monitoring, conservation, environmental protection and rehabilitation, aimed at ensuring the minimization of the environmental impacts on the ecosystems in which it operates. Vale’s management system is based on ISO 14001 (International Organization for Standardization) guidelines, to which it adds additional requirements that make up Vale’s standard of environmental quality, which, in some cases, establish more restrictive requirements to the list of applicable legal requirements, for purposes of promoting continuous improvement of environmental management. Aiming to assess the effectiveness of the environmental management system, Vale submits the operations, periodically, to internal and external audits.

Listed below are our units with ISO 14001:

·                  Iron ore: Ferrosos Sul, Ferrosos Sudeste, Ferrosos Centro-Oeste, Ferrosos Norte and Complexo de Tubarão;

·                  Manganese: Conselheiro Lafaiete (Morro da Mina);

·                  Nickel: Onça Puma, Vale Europa (Refineries Acton and Clydach), Vale Dalian (China), Vale KNC (South Korea), Vale Taiwan (Taiwan) and Vale Matsusaka (Japan);

·                  Logistics:  Port and railway operation at Complexo de Tubarão;

·                  Copper: Minas do Sossego and Salobo;

·                  Fertilizers: Cubatão (1, 2 and 3), Catalão, Araxá, Tapira and Uberaba.

In the last three years, US$3,757.80 million was invested in environmental management actions; these actions were focused on compliance with regulations or other environmental practices.

As Vale is a mining company, air emissions is one a significant environmental aspect inherent to its operations and impose to the Company the need to deploy specific control actions in order to ensure conformity of its activities with legal requirements (emission standards and air quality in neighboring communities) and Vale’s performance standards. Vale’s systems and equipment related to pollution control include: a water aspersion system for unpaved roads, as well as the use of chemical inhibiting substances to control dust, filters and electrostatic precipitators complemented by integrated monitoring systems and online control software. For more details, see Vale’s 2014 Sustainability Report, on page 77.

Another relevant aspect of the Environmental Management System is the rational use and quality of the water resources where we have control systems for the effluents generated, as well as programs and development of technologies for continual reduction of consumption and/or re-use. For more details, see Vale’s 2014 Sustainability Report, on pages 85 and 90.

The waste management program is another initiative that prioritizes minimization of generation, as well as re-use and recycling procedures, as well as adequate disposal practices.

The orientation for decommissioning of assets include practices and procedures implemented over the project life cycle. These procedures are aligns with the guidelines of the Comissão de Valores Mobiliários - CVM and the Securities Exchange Commission - SEC (IAS 37) for the annual estimates of asset demobilization costs and provisioning of resources for future deactivation and recovery of the area. The definition of future use of each unit is established in the Closing Plan, considering environmental, social and economic aspects, according to the specific operational procedure, noting that the Sustainability Report reflects the percentage of compliance with these guidelines. For more details, see Vale’s 2014 Sustainability Report, on page 78.

In regards to risk management, the tailings dams are highly relevant and are submitted to periodic safety audits, as well as to operation and monitoring practices to evaluate geotechnical stability.

Vale’s environmental program also includes management of recovery of degraded areas (RAD) in the territories where the Company has activities, whether or not these areas were degraded by operational activities. RAD management also covers the preparation of restoration and repair projects aimed at protection of water resources, harmonization of scenery, geotechnical stability, increasing, gene flow and the well-being of human populations. We have partnerships with universities, institutions and governmental research agencies to optimize methods of protecting the ecosystem. For more details, see Vale’s 2014 Sustainability Report, on page 95.

Vale acts in several areas, including areas of high cultural value and high relevance for biodiversity. In all the stages of our projects, we develop and support actions that encourage the conservation and sustainable use of natural resources through the adoption of good practices to mitigate negative impacts and promote positive impacts in the locations where we act.

For preservation of biodiversity and ecosystem services, Vale contributes to the maintenance of protected natural areas, whether its own or in partnership with local governments, intended for conservation, and promotion of engagement with communities, scientific institutions, governments and other relevant actors. For more details, see Vale’s 2014 Sustainability Report, on pages 91 to 95.

In order to build a positive legacy, in the past 25 years, Vale has offered support to indigenous communities in education, health, infrastructure development and technical assistance to improve the quality of life and self-sufficiency of these communities. For more details, see Vale’s 2014 Sustainability Report, on page 73.

c. Reliance on patents, trademarks, licenses, concessions, franchises, contracts, royalties for the development of relevant activities.

We operate mines, railways, ports, marine terminals and power plants, in general, through concessions granted by federal and State governments in several countries. Accordingly, we depend greatly on the concession of operating licenses for such assets for the development of our activities. For more information on our permits and concessions, see item 9.1 b of this form.

Additionally, our intangible assets portfolio, as a whole, generates added value for our operating units in different aspects, whether by the commercial side, which includes technology transfer, open innovation, and economic exploration, whether as unique competitiveness tool, as it creates technological barriers to competitors, or even as instrument to increase productivity and/or reduce personal and environmental risks, as patents related to employee health and security in strategic areas. Among our intangible assets, we consider our registrations for the brand “VALE” as the most relevant ones for our activities which, with other assets, offer direct technical and financial benefits for our activities in different production fronts.

7.6 Relevant revenue from abroad

Fiscal year ending on December 31, 2014

Revenue from customers attributed to:	Revenue (R$ thousands)	% In total income
China	29,762,000	40
Japan	8,530,000	12
United States	3,210,000	4
Europe	15,732,000	21
Middle East/Africa/Oceania	4,410,000	6
Other countries	12,685,000	17
Total income from abroad	74,329,000	100

7.7 Effects of foreign regulations on activities

For information on the effects of foreign regulations on our activities see item 7.5 in this Reference Form.

7.8                               Relevant long-term relationships

Sustainability

The Company, with the support by its Board of Directors, reaffirms in the document available at http://www.vale.com, its commitment with the United Nations Global Pact and reports, in such document, the progress in the deployment of its principles.

The focus of Company investments is the development of world-class assets, with long use life, low cost, high-quality products, employing state of the art technology and expansion capacity, taking into account value generation linked to commitments assumed with people at different sites where the Company acts and with the planet.

The pillar “Incorporate Sustainability into Business” is one of the five pillars in Vale’s environmental strategy and in order to leverage progress in its management the Company established global policies as the Sustainable Development Policy, the Human Rights Policy, and the Health and Security Policy. Additionally, Vale (i) maintains the Sustainability Action Plan (PAS), which indicators are related to issues that aim continuous improvements of Company performance regarding sustainability aspects; (ii) established priority environmental aspects as diminishing the issuance of greenhouse gas effects, preservation of the quality of water resources and protection of natural areas, and (iii) is committed to promoting the sustainability agenda with its vendors and clients and to acting to promote the sustainable development in partnership with governments and the society.

Additionally, Vale’s variable compensation program binds the economic and financial performance to operational excellence and sustainability which in turn are linked to issues that aim continuous improvement. These indicators are focused on the environment, and starting in 2014, incorporate social issues of the operational units as well. Environmental indicators consider water, residues, emissions, direct and indirect power, and the recovery of damaged areas. Social indicators contemplate issues addressed at the integrated demand management model.

In 2015, Vale was selected, for the fifth consecutive year, to be part of the BM&F Bovespa ISE — Corporate Sustainability Index and also continued to be part of the ICO2 — Efficient Carbon Index.

The Company is part of the group of companies of the United Nations Lead Global Pact and is committed with the promotion of its principles, in issues related to human rights, labor rights, fight against corruption, and environment protection. The Company is also member of the ICMM Council, which provides an important exchange aiming continuous improvement of sustainability in our activity sector.

The Company obtained the best grade, regarding quality in transparency related to the disclosure of information on climate changes, among Latin American companies that respond to the CDP questionnaire.

In issues as sustainability practices, Vale continued to deploy measures to reduce the incurrence of accidents in 2014. In Brazil, the Lost Work Case Frequency Rate (LWCFR), measured in number of accidents with lost work per million man/hours worked, was 0.50. The Total Recordable Injury Frequency Rate (TRIFR), in number of accidents per million man/hours worked was 1.49, decreasing 26.24% compared to the year before. Global indicators reflect, likewise, progress in our goals, with a 13.04% reduction in LWCFR, reaching 0.60 in 2014, and 20.61% reduction in TRIFR compared to 2013, totaling 2.08 in 2014.

Sponsorship and Social Activity Policy

The Company has a global sponsorship policy for projects that contemplates the following foundations:

·                  Cultural: the Company acknowledges in culture a genuine form to express life in society, rich in its ability to reveal histories, values, expressions, and costumes. Furthermore, the Company believes that cultural diversity is an essential asset to be protected. Based on this view, the company looks for projects that acknowledge, value, protect, and promote material and non-material cultural assets, especially music.

·                  Technical Institutional: the Company supports projects and partnerships that contribute to the theoretical and practical evolution of knowledge aiming sectors the company Works with, whether directly connected to its business and other areas of institutional interest or areas related to its mission.

Additionally, the Company follows a specific policy for social actions in the Brazilian territory, that sets forth base rules for this investment and defines as priority areas health, education, and job and income generation, although the rules also apply, similarly, to the cultural area, including cultural equipment management.

7.9                               Other relevant information

Lei 12.973

On May 13, 2014, Law 12.973 (regulated by Normative Instructions 1515 and 1520) was issued, significantly altering the federal tax legislation in effect, broadly affecting taxation in Brazilian companies. Issues addressed by Law 12.973, include:

·                  new mechanism to tax in Brazil profits generated abroad by direct and indirect subsidiaries abroad, by the competence regime and affiliates by cash regime, calculated in the balance sheet according to local practices, with the ability to discount taxes paid abroad with limitations. When specific terms set forth by the law are met, there could be (1) consolidation of results (profits and losses) from direct and indirect subsidiaries qualified for taxation purposes by 2022, and (2) payment differed for up to 8 years of taxes due over the profit of qualified foreign companies. This change may case increase of income tax starting in 2015;

·                  extinction of the Transitory Tax Regime (“RTT”), by adapting tax rules in effect to new accounting rules in effect in Brazil. In general, Law 12.973 regulated the tax treatment applicable to revenue, costs, expenses, and equity changes recognized by Brazilian companies according to new accounting criteria adopted in Brazil, which are the result of the process of convergence between accounting rules then in effect in Brazil to international standards (IFRS).

·                                          changes to the rules of tax amortization for impairment paid in the acquisition of corporate interest. Among different new rules related to impairment in the acquisition of interest, Law 12.973 determined that the only impairment entitled to be deducted from the IRPJ and CSLL calculation base is impairment generated between independent parts, and deduction of impairment generated between companies of the same group or by the exchange of shares (between the respective issuers), is no longer accepted. Additionally, Law 12.973 established the order in which the PPA (purchase price allocation) will appear in acquisitions and corporate reorganizations.

·                                          new concept of gross income, for purposes of incurrence of PIS and COFINS. Law 12.973 has also broaden the concept of gross income, which may impact calculation of PIS and COFINS, incurring on the gross income of corporations.

·                                          treatment given to dividends and interest on own capital (“JCP”). Law 12.973 recognized exemption of profits or dividends distributed by November 12, 2013, date when MP 627 was published, exceeding the profit calculated based on accounting criteria in effect in 2007. To calculate the JCP deductible limit, Law 12.973 authorized the use of the net equity value of the respective Brazilian company, as calculated based on the terms in Law 6.404/76.

New rules arising out of Law 12.973 have been in in effect on January 1, 2015.

8.1 -Description of the Economic Group

a.                                    direct and indirect controllers

Valepar S.A. is a holding company that has direct control of Vale, with a participation, on December 31, 2014, of 33.12% of the Company’s capital stock. Valepar is controlled by: (i) Litel Participações S.A., a holding company (52.340%); (ii) Bradespar S.A., a holding company (17.23%); (iii) Mitsui & Co., Ltd, a trading company (15.09%); (iv) BNDES Participações S.A., a holding company (9.60%); and (v) Eletron S.A., a holding company (0.02%).

Litel Participações S.A. is a holding company controlled by BB Carteira Ativa (80.13%), an investment fund, administered by BB Gestão de Recursos — Distribuidora de Títulos e Valores Mobiliários S.A., whose shares are 100% owned by Previ — Caixa de Previdência dos Funcionários do Banco do Brasil (Previ). Previ is a closed, private pension fund and its participants are employees of the Banco do Brasil and of Previ itself. Previ management is divided between the Advisory Board and the Board of Directors. The Board of Directors is composed of six members: President, Director of Administration, and Directors for Investments, Social Security, Share Participation, and Planning. The Advisory Board is composed of six members and their substitutes. Three are elected by the participants and users of the pension fund, and three others are indicated by the Banco do Brasil. According to the Charter of Previ, the Advisory Board is the highest body of the organizational structure of Previ and responsible for defining the general policy for the administration of the entity.

Bradespar S.A. is a holding company controlled by: (i) Cidade de Deus Companhia Comercial de Participações S.A., a holding company (12.93%); (ii) NCF Participações S.A., a holding company (9.33%); and (iii) Fundação Bradesco, a non-profit entity with the objective of providing education and professional training for children, youths, and adults (5.20%). The Cidade de Deus Companhia Comercial de Participações S.A. is controlled by: Nova Cidade de Deus Participações S.A., a holding company (45.05%); Fundação Bradesco (33.31%), and Mmes. Lina Maria Aguiar (8.54%) and Lia Maria Aguiar (6.72%)]. NCF Participações S.A. is controlled by: Fundação Bradesco (60.41%); Cidade de Deus Companhia Comercial de Participações S.A. (39.51%); and Nova Cidade de Deus Participações S.A. (0.08%). Nova Cidade de Deus Participações S.A. is controlled by Fundação Bradesco (73.93%) and BBD Participações S.A. (26.07%). BBD Participações S.A. has its capital dispersed among multiple shareholders, and NCD Participações S.A. is the largest of them, with 21.86% of the total share capital. In accordance with the terms of the Statute of the Fundação Bradesco, all directors, Executive Directors, and members of the Board of Directors of Bradespar, as well as all directors and members of the Board of Cidade de Deus Companhia Comercial de Participações S.A., act as members of Fundação Bradesco highest decision-making body, known as the Mesa Regedora.

Mitsui & Co., Ltd is a trading company, headquartered in Japan, which has its capital spread among many shareholders, but whose largest shareholders are the following Japanese banks: (i) the Master Trust Bank of Japan, Ltd. (trust account) with 8.07% of the share capital; and (ii) Japan Trustee Services Bank, Ltd. (trust account) with 5.89% of the share capital.

BNDES Participações S.A. is a holding company 100% owned by Banco Nacional de Desenvolvimento Econômico e Social (BNDES), holding direct (5.21% of the capital stock on December 31, 2014) and indirect interest on the Company, as shareholder of Valepar, as detailed above.). BNDES is a public company endowed with legal personality under private law, whose shares are 100% owned by the Federal Government.

Eletron S.A. is a holding company controlled by Opportunity Anafi Participações S.A. (99.99%), a holding company controlled by Belapart S.A. (21.73%), Opportunity Holding FIP (56.54%), and Valetron S.A. (21.73%). Belapart S.A. and Valetron S.A. [sic] are corporate holding companies controlled by Ms. Verônica Valente Dantas, who owns 56.16% of the total share capital of each of the above-mentioned companies]. Opportunity Holding FIP is an equity investment fund, managed by Opportunity Private Equity Gestora de Recursos Ltda.

b. subsidiaries and affiliates

On December 31, 2014, Vale controls or holds relevant participation, under the corporate law in force and according to the case, in the following companies (for a detailed description of the subsidiaries and affiliates of the Company which carry out relevant activities for the business of Vale, see Item 9 of this Reference Form):

Aceros Del Orinoco S.A.
Aços Laminados do Pará S.A. ACW Power Moatize Limited
Aliança Geração de Energia S.A. Aliança Norte Energia Participações S.A.
Associação Brasileira dos Investidores em Auto Produção de Energia — ABIAPE
Associação de Terminais Portuários Privados - ATP
Anyang Yu Vale Yongtong Pellet Co., Ltd.
Associação Instituto Tecnológico Vale - ITV
Associação Itakyra
Associação Memorial Minas Gerais Vale
Associação Museu Ferroviário Vale do Rio Doce - AMFVRD
Associação Vale para Desenvolvimento Sustentável - Fundo Vale
Australian Coal Inter Holdings (NL) I B.V.
Baldertonn Trading Corporate
Baovale Mineração S.A.
Belcoal Pty Ltd
Belvedere Australia (BP) PTY Ltd
Belvedere Coal Management Pty Ltd. (ACN 112 868 461)
Belvedere JV (Unincorporate)
Biopalma da Amazônia S.A. - Reflorestamento Indústria e Comércio
Bowen Central Coal JV (Unincorporate)
Bowen Central Coal Pty Limited - (ACN107 198 676)
Bowen Central Coal Sales Pty Limited - (ACN 107 201 230)
Broadlea Coal Management Pty Limited - (ACN 104 885 994)
Broadlea JV (Unincorporate)
Caemi Holdings GmbH
California Steel Industries, Inc.
Camberwell Coal Pty Limited - (ACN 003 825 018)
Canico Resources Corp.
Carborough Downs Coal Management Pty Ltd. - (ACN 108 803 461)
Carborough Downs Coal Sales Pty Ltd. - (ACN 108 803 470)
Carborough Downs JV (Unincorporate)
Central Eólica Garrote Ltda.
Central Eólica Santo Inácio III Ltda.
Central Eólica Santo Inácio IV Ltda.
Central Eólica São Raimundo Ltda.
Charlotte, Ltd
Charlotte Unit Trust
CMM Overseas Limited
Companhia Coreano-Brasileira de Pelotização - KOBRASCO
Companhia Ferro-Ligas do Amapá S.A. - CFA
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS
Companhia Italo-Brasileira de Pelotização - ITABRASCO
Companhia Nipo-Brasileira de Pelotização - NIBRASCO
Companhia Paulista de Ferro-Ligas - CPFL
Companhia Portuária Baia de Sepetiba - CPBS
Companhia Siderúrgica Ubu
Companhia Usina Tecpar
Compañia Minera Andino-Brasileira Ltda - CMAB
Compañia Minera Miski Mayo S.Ac.
Consórcio AHE Funil*

Consórcio AHE Porto Estrela
Consórcio BM-ES-27
Consórcio BM-PAMA-10
Consórcio BM-PAMA-11
Consórcio BM-PAMA-12
Consórcio Candonga
Consórcio Capim Branco Energia - CCBE
Consórcio da Hidrelétrica de Aimorés
Consórcio da Usina Hidrelétrica de Igarapava
Consórcio de Rebocadores da Baia de São Marcos - CRBSM
Consórcio de Rebocadores da Barra dos Coqueiros - CRBC
Consórcio Estreito Energia - CESTE
Consórcio Gesai - Geração Santa Isabel
Consórcio Machadinho
Consórcio Railnet
Consórcio SF-T-81
Consórcio Tup Mearim - Graneis Sólidos
Copperbelt (B) Inc.
Corredor do Desenvolvimento do Norte SRL - CDN
Corredor Logístico Integrado de Nacala, S.A. - CLN
CPP Participações S.A
CSP - Companhia Siderúrgica do Pecém
Cubatão Nitrogenados S.A.
Cubatão Fertilizer B.V.
CVRD Venezuela S.A.
Docepar S.A.
Eagle Downs Coal Management PTY Ltd
Eastern Star Resources PTY Ltd - ESR
Ellensfield Coal Management Pty Ltd. - (ACN 123 542 754)
Empreendimentos Brasileiros de Mineração S.A. - EBM
Epícares Empreendimentos e Participações Ltda.
Exide Group Incorporated
Ferrovia Centro-Atlântica S.A. - FCA
Ferrovia Norte Sul S.A
Ferteco Europa S.à.r.l
Florestas Rio Doce S.A
Fortlee Investments Limited
Fundação Estação do Conhecimento Moçambique
Fundación Vale Colombia
Fundação Vale
Fundação Zoobotânica de Carajás
GEVALE Indústria Mineira Ltda.
Glennies Creek Coal Management Pty Ltd. - (ACN 097 768 093)
Glennies Creek JV (Unincorporate)
Globalore PTE Ltd
Henan Longyu Energy Resources Co. Ltd.
Heron Resources limited Hunter Valley Coal Chain Coordinator Limited
IFC - Indústria de Fosfatados Catarinense Ltda
Instituto Ambiental Vale - IAV
Integra Coal JV (Unincorporate)
Integra Coal Operations Pty Ltd. - (ACN 118 030 998)
Integra Coal Sales Pty Ltd. - (ACN 080 537 033)
Integrated Logistics Company Pty Ltd.
Internacional Iron Company. Inc - IICI
Isaac Plains Coal Management Pty Ltd. - (ACN 114 277 315)
Isaac Plains Coal Sales Pty Ltd. - (ACN 114 276 701)
Isaac Plains JV (Unincorporate)
Isac Plans Sales & Marketing PTY Ltd.

Kaolin Overseas Limited
Kaserge Serviços Gerais Ltda. - KSG
Katanga (B) IncTeal Mineral (Barbados) Konnoco (B) Inc Korea Nickel Corporation
Lubambe Copper Mine Ltd.
Maitland Main Collieries Pty Ltd. - (ACN 000 021 652)
MBR Overseas Ltd.
Lukali Holdings (B) Inc
Minas da Serra Geral S.A. - MSG
Mineração Corumbaense Reunida S.A. - MCR
Mineração Dobrados S.A. Indústria e Comércio
Mineração Guanhães Ltda.
Mineração Guariba S.A.
Mineração Manati Ltda.
Mineração Mato Grosso S.A
Mineração Ocirema Indústria e Comércio Ltda
Mineração Paragominas S.A
Mineração Rio do Norte S.A. - MRN
Minerações BR Holding GmbH
Minerações Brasileiras Reunidas S.A. - MBR
Monticello Insurance Ltd.
MRS Logística S.A
MS Empreendimentos e Participações Ltda. - MSEP
MSE - Serviços de Operação, Manutenção e Montagens Ltda.
Vale Canada Limited —
Nebo Central Coal Pty Ltd - (ACN 079 942 377)
NORPEL - Pelotização do Norte S.A
Norte Energia S.A. (NESA)
Pineland Timber Company Limited
Ponta Ubu Agropecuária Ltda
Plum Combustion, Inc. - PLUM
Porto Norte S.A.
Potássio Rio Colorado S.A. - PRC
Prairie Potash Mines Limited
Prony Nickel S.A.S.
PT Sumbawa Timur Mining (PT STM)
PT Vale Eksplorasi Indonesia
PT Vale Indonesia Tbk
Qld Coal Holdings Pty Ltd - (ACN 081 724 129)
Railvest Investments Inc
Retiro Novo Reflorestamento Ltda.
Rio Doce Amsterdam BV
Rio Doce Australia Pty Ltd
Rio Doce International S.A
Salobo Metais S.A
Samarco Mineração S.A.
SDCN - Sociedade de Desenvolvimento do Corredor de Nacala S.A.R.L
Seamar Shipping Corporation
Shandong Yankuang International Coking Company Limited
SL Serviços Logísticos Ltda
Sociedad de Desenvolvimento de Estudos e implantação do Corredor de Nacala Limitada, SDEICN
Societe d’Exploration Minière Vior Inc. (VIOR)
Société Industrielle et Commercial Brasil-Luxemborgoise - BRASILUX
SRV Reinsurance Company S.A.
Startec Iron LLC
Tao Sustainable Power Solutions (BVI)
Tao Sustainable Power Solutions (UK)

Teal Minerals (Barbados) Incorporated
Tecnored Desenvolvimentos Tecnológicos S.A
Tecnored Tecnologia de Auto-Redução S.A.
The Central East African Railways Company Limited
ThyssenKrupp Companhia Siderúrgica do Atlântico
ThyssenKrupp Slab International B.V
Tiebaghi Nickel S.A.S.
Transbarge Navegacion S.A. - TBN
Transporte Ferroviário Concessionária S.A. - TFC
Transporte Ferroviário Inversora Argentina S.A. - TFI
Troy Resources Limited
TUF Empreendimentos e Participações S.A.
Turbo Power Systems Inc.
Turbo Power Systems Limited
Ultrafértil S.A
Vale Africa Investments (Proprietary) Limited
Vale Americas Inc
Vale Asia Kabushiki Kaisha - Vale Asia K.K.
Vale Australia (CQ) Pty Ltd - (ACN 103 902 389)
Vale Australia (EA) Pty Ltd - (ACN 081 724 101)
Vale Australia (GC) Pty Ltd - (ACN 097 238 349)
Vale Australia (IP) Pty Ltd - (ACN 114 276 694)
Vale Australia Ellensfield Pty Ltd - (ACN 123 542 487)
Vale Australia Holdings Pty Ltd (ACN 075 176 386)
Vale Australia Pty Ltd (ACN 062 536 270)
Vale Belvedere (BC) Pty Ltd
Vale Belvedere (SEQ) Pty Ltd
Vale Belvedere Pty Ltd (ACN 128 403 645)
Vale Canada Holdings Inc.
Vale Canada Limited
Vale China Holdings (Barbados) Ltd.
Vale Coal Exploration Pty Ltd - (ACN 108 568 725)
Vale Colombia SAS
Vale Comercio International SE - VCI
Vale Cubatão Fertilizantes Ltda
Vale Emirates Limited
Vale Energia Limpa S.A.
Vale Energia Limpa Moçambique Ltd
Vale Energia S.A
Vale Europa SE
Vale Europe Limited
Vale Europe Pension Trustees Ltd.
Vale Evate Moçambique Limitada
Vale Exploración Argentina S.A. - VEA
Vale Exploraciones Chile Ltda
Vale Exploraciones Mexico S.A. de C.V.
Vale Exploration Canada Inc.
Vale Exploration Peru SAC
Vale Exploration Philippines Inc
Vale Exploration Pty Ltd (ACN 127 080 219)
Vale Explorations USA, Inc.
Vale Fertilizantes S.A.
Vale Fertilizer Austrália PTY Ltd
Vale Fertilizer International Holding B.V
Vale Fertilizer Netherlands B.V
Vale Holdings AG
Vale Inco Atlantic Sales Limited
Vale Inco Australia Ltd. Partnership
Vale Inco Europe Holdings

Vale Inco Management Advisory Services (Shangai) Co., Ltd.
Vale Inco Resources (Australia) Pty Ltd.
Vale India Private Limited
Vale International Holdings GmbH
Vale International SA
Vale Investments Ltd.
Vale Japan Ltd.
Vale Limited
Vale Logística Africa Ltda.
Vale Logística da Argentina S.A - VLA
Vale Logística do Uruguay S.A
Vale Logistics Limited
Vale Malaysia Minerals Sdn. Bhd
Vale Malaysia Sdn. Bhd.
Vale Manganês S.A
Vale Mauritius Ltd.
Vale Metais Básicos S.A
Vale Minerals China Co. Ltd
Vale Moçambique S.A.
Vale Newfoundland & Labrador Ltd.
Vale Nickel (Dalian) Co. Ltd
Vale Nouvelle-Calédonie S.A.S.
Vale Oil & Gas Peru S.A.C.
Vale Óleo e Gás S.A
Vale Oman Distribution Center LLC
Vale Oman Pelletizing Company LLC
Vale Overseas Ltd.
Vale Pecém S.A.
Vale Potash Canada Limited
Vale Projectos e Desenvolvimento Moçambique Limitada
Vale Shipping Company Pte Limited
Vale Shipping Enterprise Pte. Ltd
Vale Shipping Holding Pte. Ltd
Vale Shipping Singapore Pte. Ltd
Vale Slab S.A
Vale Soluções em Energia S.A - VSE
Vale South Africa (Proprietary) Ltd.
Vale Switzerland S.A.
Vale Taiwan Limited
Vale Technology Development (Canada) Limited
Vale Trading (Shanghai) Co. Ltd - VTS
Vale Zambia Limited
ValeServe Malaysia Sdn. Bhd.
Valesul Alumínio S.A.
VBG - Logistics ( Vale BSGR Logistics) Corp.
VBG - Vale BSGR BVI Limited
VBG - Vale BSGR Guinea
VBG - Vale BSGR Liberia Limited
VBG - Vale BSGR Limited
VEL (ME) Ltd
VEL Holdings GmbH
VLI Multimodal S.A.
VLI Operações de Terminais S.A. - VOT
VLI Operações Portuárias S.A. - VOP
VLI Operações Portuárias S.A.
VLI S.A.
Wiggins Island Coal Export Terminal Pty Ltd. (WICET)
YPF S.A. - Potasio Rio Colorado S.A., Unión Trasitoria de empresas - Segmento 5 Loma La Lata - Sierra Barrosa

Zhuhai YPM Pellet Co. Ltd.

*Companies that terminated upon closure of the transaction with CEMIG Geração e Transmissão S.A., on February 27, 2015. For more information, see Section 6 in this Reference Form.

c. participation of the Company in companies of the group

On December 31, 2014, Vale did not hold interest in other companies of the group, except for its subsidiaries and affiliates.

d. participation by companies in the Company group

On December 31, 2014, none of the companies of the group, that is not direct or indirect controlling shareholder of Vale, held direct or indirect interest in the Company.

e. companies under common control

Vale is an equity company controlled by Valepar, whose indirect and indirect controlling shareholders are Litel, BNDESPar, Bradespar, Mitsui, and Eletron.

8.2. - Holding’s Organization Chart

Vale has chosen not to present its holding’s organization chart, grounded in CVM Instruction no. 480, on December 7, 2009.

8.3                             Restructuring operations

Justification for not filling out the table:

See item “6.5” of this Reference Form, given that there were no restructuring operations in Vale’s economic group besides those involving the Company and its controlled companies already described in the referred item.

8.4 Other information which the Company judges to be relevant

As Mitsui & Co. Ltd., a direct controller of Valepar S.A., has capital shares spread among many shareholders with no clearly defined control

9.1 — Relevant non-current assets — others

Items 9.1 (a), 9.1 (b), and 9.1(c) of this Reference Form, describe the principal non-current assets of the Company.

The main fixed assets of the Company consist of various buildings, facilities, equipment, and mining rights, as described in item 9.1 (a) of this Reference Form.

The following table describes the book value of fixed assets of the Company in December 31, 2014 by category and geographic location:

On December 31, 2014	Brazil	Canada	New Caledonia	Asia	Mozambique	Other	Total
Buildings	18,883,873	8,483,766	2,893,636	2,632,873	694,209	204,836	33,793,193
Facilities	18,172,253	4,306,101	5,612,861	14,838	33,999	581,502	28,721,554
Equipment	12,476,292	2,063,436	246,348	3,181,724	3,613,660	3,087,568	24,669,028
Mining	14,098,681	20,099,931	490,651	2,698,205	225,178	2,041,435	39,654,081
Others	14,045,099	5,727,032	666,497	6,493,332	286,115	1,877,613	29,095,688
Ongoing	31,149,730	5,743,881	1,085,549	3,685,929	9,426,390	482,042	51,573,521
Total	108,825,928	46,424,147	10,995,542	18,706,901	14,279,551	78,274,996	207,507,065

9.1 — Relevant non-current assets / 9.1.a — Fixed assets

Description of the fixed asset	Location — Country	Location — State	Location — Municipality	Type of Property
—Integrated iron ore production system in North System	Brazil	Various	Various	N/A
Integrated iron ore production system in Southeast System	Brazil	Various	Various	N/A
Integrated iron ore production system in South System	Brazil	Various	Various	N/A
Pelletizing plant - Tubarão I	Brazil	Espírito Santo	Vitória	Own
Pelletizing plant - Tubarão II	Brazil	Espírito Santo	Vitória	Own
Pelletizing plant Tubarão III	Brazil	ES	Vitória	Lease
Pelletizing plant Tubarão IV	Brazil	ES	Vitória	Lease
Pelletizing plant Tubarão V	Brazil	ES	Vitória	Lease
Pelletizing plant Tubarão VI	Brazil	ES	Vitória	Lease
Pelletizing plant Tubarão VII	Brazil	ES	Vitória	Lease
Pelletizing plant Tubarão VIII	Brazil	ES	Vitória	Own
Pelletizing plant - Fábrica	Brazil	Minas Gerais	Congonhas	Own
Pelletizing plant - São Luiz	Brazil	Maranhão	São Luis	Own
Pelletizing plant - Vargem Grande	Brazil	Minas Gerais	Nova Lima	Own
Integrated nickel production system: mine, processing plant, smelter	Canada		Sudbury	N/A
Integrated nickel production system: mine, processing plant, smelter	Canada		Thompson	N/A
Nickel mine and processing plant	Canada		Voisey’s Bay	N/A
Manganese Mines	Brazil	Various	Various	N/A
Thermal and metallurgical coalmine	Australia		Hunter Valley	N/A
Thermal and metallurgical coalmine	Australia		Bowen Basin	N/A
Iron ore mines — various Central West system	Brazil	Mato Grosso do Sul	Various	N/A
Pelletizing plant - Oman	Oman			Own
Nickel mine and processing plant	New Caledonia		Noumea	N/A
PVTI nickel mine	Indonesia		Sorowako	N/A
Nickel refinery Clydach	Wales		Clydach	Own
Sossego mine	Brazil	Pará	Various	N/A
Salobo mine	Brazil	Pará	Various	N/A
Onça Puma mine	Brazil	Pará	Various	N/A

Thermal and metallurgical coalmine - Moatize	Mozambique		Various	N/A
Potash mine Taquari-Vassouras	Brazil	SE	Various	Own
Phosphorite mine - Bayóvar	Peru		Piura	N/A
Phosphorite mine and processing plant	Brazil	Various	Various	N/A
Port Colborne smelter of precious metals	Canada		Ontario	Own
Ferroalloys plant	Brazil	Various	Various	Own
Platinum Refinery	Great Britain		Acton	Own
Nickel refinery Taiwan	Taiwan		Kaoshing	Own
Nickel refinery Matsuzaka	Japan		Matsuzaka	Own
Nickel refinery Dalian	China		Dalian	Own

9.1 - Relevant non-current assets / 9.1.b - Patents, trademarks, licenses, concessions, franchises, and contracts for technology transfer

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Mining concessions in Brazil	662,932 hectares	Undetermined	Persistent breach of current mining legislation: predatory mining; mining stopped without notice to, and consent of, the competent agency; not answering repeated requests for routine inspections.	Interruption and/or cancellation of mining operations in Brazil
Concessions	Lease license to mining in Canada	278,208 hectares	2015-2035	Failure to pay taxes (mining tax or rental fees), non-compliance with regulation, failure to present renewal application. Rejection of application for renewal, noncompliance with renewal requirements.	Interruption and/or cancellation of mining operations and/or mineral exploration in Canada

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	“Contract of Work” in Indonesia	118,435 hectares	2025

End of the term of the contract; cancellation due to errors or irregularity in the procedure for or in the act of its granting; and in the case of the bankruptcy or dissolution of the concessionaire. Breach of legislation.

The “Contract of Work” of mines that Vale has in Indonesia expires in 2025. However, according to the new Mining Law, Vale may request at least one extension of 10 years.

Interruption and/or cancellation of mining operations in Indonesia.
Concessions	Mining concessions in Australia	19,209 hectares	2015-2041	Non-payment of lease/royalties; failure to submit report on activities. Breach of legislation.	Interruption and/or cancellation of mining operations in Australia.
Concessions	Mining concessions in New Caledonia	20,157 hectares	2015-2051	Non-payment of fees, non-payment of lease/royalties; non-submission of report on activities; lack of activity on the concessions. Breach of legislation.	Interruption and/or cancellation of mining operations in New Caledonia; impossibility of adding mineral resources that allow expanding our mining activities outside the area of the VNC project.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Mining concessions in Peru	199,398 hectares	Undetermined	Non-payment of fees for more than two consecutive years and non-payment of fines. Breach of legislation.	Interruption and/or cancellation of mining operations in Peru.
Concessions	Mining concessions in Guinea	40,108 hectares	Undetermined	Failure to present the request for measurement, failure to use legal labor (LL), non-payment of fee (canon minero)	Interruption and/or cancellation of mining operations in Argentina.
Concessions	Mining concessions in Mozambique	23,780 hectares	2032

In this country, the reasons for loss of the concession are, above all, related to: (i) the abandonment or the mine; (ii) the performance of mining activities under health and safety conditions that are not compatible with the requirements of local legislation; (iii) the lack of payment of fees regarding production of minerals and other levies due as a result of carrying out mining activity; and (iv) bankruptcy of the company, failure to demarcate the area, failure to pay specific taxes, failure to present working reports, and non-performance of work in accordance with the mining plan.

Interruption and/or cancellation of mining operations in Mozambique.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Rail concession for passenger and freight transport on the EFC Railroad	892 km (MG, SP, ES, RJ, GO, BA, SE, and DF)	2027 (extendible for 30 years)

The concession will be terminated if one of the following takes place: the end of the contractual period, nationalization, forfeiture, rescission, cancellation, or bankruptcy or dissolution of the concessionaire

Interruption and/or cancellation of the railroad operations, which make up the Northern System of Vale.
Concessions	Rail concession for passenger and freight transport on the Vitória a Minas Railroad	Extension of 905 km in the States of Espírito Santo and Minas Gerais	2027 (extendible for 30 years)

The concession will be terminated if one of the following takes place: the end of the contractual period, nationalization, forfeiture, rescission, cancellation, or bankruptcy or dissolution of the concessionaire.

Interruption and/or cancellation of the railroad operations, which make up the Southeast System of Vale.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Concession for the Center-East network belonging to the Federal Railroad Network S.A., granted to FCA	7,220 km in Sergipe, Bahia, Minas Gerais, São Paulo, Rio de Janeiro, Goiás, and Federal District	2026 (extendible for 30 years)

The concession will be terminated if one of the following takes place: the end of the contractual period, nationalization, forfeiture, rescission, cancellation, or bankruptcy or dissolution of the concessionaire.

Interruption and/or cancellation of the railroad operations.
Concessions	Sub concession contract with lease of North-South Railroad network	720 km, between Açailândia (MA) and Palmas (TO)	2038 (extendible for 30 years)

The concession will be terminated if one of the following takes place: the end of the contractual period, nationalization, forfeiture, rescission, cancellation, or bankruptcy or dissolution of the subconcessionaire.

Interruption and/or cancellation of the railroad operations.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Concession for use of public property for electric energy generation — Igarapava Dam	Igarapava (SP), Conquista (MG), Rifaina (SP)	2028	(i) by reversion of the asset at the end of the contractual period; (ii) by nationalization.	Interruption and/or cancellation of the supply of energy from the hydroelectric plant.
Concessions	Concession for use of public property for electric energy generation — Porto Estrela Dam	Joanésia (MG), Braúnas (MG), and Açucena (MG)	2032

(i) the termination of the contractual period; (ii) by nationalization of the services; (iii) by forfeiture; (iv) by rescission; (v) by cancellation as a result of defect or irregularity verified in the procedure or act of making the grant; (vi) in the case of bankruptcy or dissolution of the concessionaire.

					Interruption and/or cancellation of the supply of energy from the hydroelectric plant.
Concessions	Concession for use of public property for electric energy generation — Capim Branco I and II Dam	Araguari (MG), Uberlândia (MG), and Indianópolis (MG)	2036

(i) the termination of the contractual period; (ii) by nationalization of the services; (iii) by forfeiture; (iv) by rescission; (v) by cancellation as a result of defect or irregularity verified in the procedure or act of making the grant; (vi) in the case of bankruptcy or dissolution of the concessionaire.

					Interruption and/or cancellation of the supply of energy from the hydroelectric plant.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Concession for use of public property for electric energy generation — Funil Dam	Cities in the State of Minas Gerais	2035

(i) the termination of the contractual period; (ii) by nationalization of the services; (iii) by forfeiture; (iv) by rescission; (v) by cancellation as a result of defect or irregularity verified in the procedure or act of making the grant; (vi) in the case of bankruptcy or dissolution of the concessionaire.

					Interruption and/or cancellation of the supply of energy from the hydroelectric plant. Note: Lavras (MG), Perdões (MG), Ijaci (MG), Itumirim (MG), Ibituruna (MG), and Bom Sucesso (MG).

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Concession for use of public property for electric energy generation — Aimorés Dam	Cities in the State of Minas Gerais	2035

(i) the termination of the contractual period; (ii) by nationalization of the services; (iii) by forfeiture; (iv) by rescission; (v) by cancellation as a result of defect or irregularity verified in the procedure or act of making the grant; (vi) in the case of bankruptcy or dissolution of the concessionaire.

					Interruption and/or cancellation of the supply of energy from the hydroelectric plant. Note: Aimorés (MG), Baixo Guandu (ES), Resplendor (MG), and Itueta (MG) .
Concessions	Concession for use of public property for electric energy generation — Candonga Dam	Rio Doce (MG) and Santa Cruz do Escalvado (MG)	2035

(i) the termination of the contractual period; (ii) by nationalization of the services; (iii) by forfeiture; (iv) by rescission; (v) by cancellation as a result of defect or irregularity verified in the procedure or act of making the grant; (vi) in the case of bankruptcy or dissolution of the concessionaire.

					Interruption and/or cancellation of the supply of energy from the hydroelectric plant.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Concession for use of public property for electric energy generation — Estreito Dam	Cities in Maranhão and Tocantins	2037

(i) termination of the contractual period; (ii) nationalization; (iii) forfeiture; (iv) rescission; (v) cancellation as a result of defect or irregularity verified in the procedure or act of making the grant; (vi) bankruptcy or dissolution of the concessionaire.

					Interruption and/or cancellation of the supply of energy from the hydroelectric plant.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Concession in a shared arrangement for electric energy generation — Machadinho Dam	Cities in Rio Grande do Sul and Santa Catarina	2032	(i) by reversion of the asset at the end of the contractual period; (ii) by nationalization: (iii) by forfeiture.	Interruption and/or cancellation of the supply of energy from the hydroelectric plant.
Concessions	Concession for the utilization of hydraulic energy — Nova Maurício Dam	Leopoldina (MG)	2021	(i) termination of the contractual period.	Interruption and/or cancellation of the supply of energy from the small hydroelectric plant.
Concessions	Concession for the utilization of hydraulic energy — Glória Dam	Muriaé (MG)	2021	(i) termination of the contractual period.	Interruption and/or cancellation of the supply of energy from the small hydroelectric plant.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Concessions	Concession for the utilization of hydraulic energy — Ituerê Dam	Rio Pomba (MG)	2021	(i) termination of the contractual period.	Interruption and/or cancellation of the supply of energy from the small hydroelectric plant.
Concessions	Concession for the utilization of hydraulic energy — Mello Dam	Rio Preto (MG)	2025	(i) termination of the contractual period.	Interruption and/or cancellation of the supply of energy from the small hydroelectric plant.
Trademarks	Registration of Mixed Trademark “Vale”	172 countries	2017 (extendible every 10 years)

Within the administrative sphere (the Brazilian National Institute for Industrial Property — INPI), the registration of trademarks already granted may be contested through nullification procedures or be subject to petitions for partial or total cancellation under the allegation that the trademark is not being used in the way that the registration was granted. In the judicial sphere, third parties may sue for the nullification of trademark registrations alleging violation of their rights to industrial property. Trademark registrations are maintained by periodic payments to INPI. The payment of the fees due and the continual use of the trademarks are indispensable to avoid the termination of their registration and the consequent cessation of the rights of the holder.

The loss of rights to trademarks results in the impossibility of stopping third parties from using identical or similar trademarks to brand even competing products and services, since the holder loses the right to the exclusive use of them. There also exists the possibility that the holder be subject to criminal and civil lawsuits for improper use, in the case of the violation of the rights of third parties, resulting in the impossibility of using the trademarks when carrying out its activities. It is not possible to quantify the impact of these events.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Licenses	Domain name: Vale.com.br	Brazil	9/16/2018

The loss of rights related to such assets relates to: (i) lack of payment to maintain the domain; (ii) finding that at registration or later, there was use of false CNPJ, CPF, corporate name, or invalid, incorrect, or outdated; (iii) failure to timely comply with the provision of documents; (iv) by court order; and (v) by express request of the applicant of the domain registration.

It is not possible to quantify the impact; however, it is certain that with the loss of the domain name, this could be registered by third parties.

Type of asset	Description of asset	Territory affected	Duration	Events which might cause a loss of rights	Consequences of loss of rights
Licenses	Domain name: Vale.com.br	Brazil	10/7/2020

The loss of rights related to such assets relates to: (i) lack of payment to maintain the domain; (ii) finding that at registration or later, there was use of false CNPJ, CPF, corporate name, or invalid, incorrect, or outdated; (iii) failure to timely comply with the provision of documents; (iv) by court order; and (v) by express request of the applicant of the domain registration.

It is not possible to quantify the impact; however, it is certain that with the loss of the domain name, this could be registered by third parties.

9.1 - Relevant non-current assets / 9.1.c — Participation in Corporations

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Aços Laminados do Pará S.A.	10.335.963/0001-08	—	Controlled company	Brazil	RJ	Rio de Janeiro	100.000000

Description of activities                                                                             Develop studies for technical-economic viability, as well as market studies, business plans, and other related studies to build an integrated steel plant in Marabá (“Project”), in the State of Pará, dedicated to the production of steel, including one or more plants for sintering, coking, high furnace, steel mill, and machines for ingot casting/finishing for the Project. The studies will also include market, engineering, and environmental assessments, budgets, and fiscal and economic analysis (the “Project Study”). Acquire the premises where the Project will be installed and sign the necessary agreements for said acquisition. Obtain the required licenses for the implementation of the Project, including, but not limited to the environmental licenses. Negotiate all commercial agreements that are necessary for the implementation of the Project, including the supply of iron ore/pellets, contracts for the supply of coal, of ferroalloys, and contracts for the supply of logistic services, among others.

		Market value —	Amount of dividends	Market Value		Book Value
Year	Book value —variation (%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	3.000000	0.000000	0.00
12/31/2013	0.600000	0.000000	0.00	12/31/2014	—	12/31/2014	332,000,000.00
12/31/2012	20.000000	0.000000	0.00

Reasons for buying and holding that participation                                                       Encourage the consumption of iron ore in Brazil through investment in the iron and steel company.

	CNPJ						Issuer participation
Corporate Name	(Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	(%)
Biopalma da Amazônia S.A., Reflorestamento, Indústria e Comércio.	08.581.205/0001-10	—	Controlled company	Brazil	PA	Belém	87.700000

Description of activities                             Biopalma is a privately-owned corporation which main activities relate to growing palm and other vegetables and extraction, processing, and sale of their oils

	Book value —variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	16.000000	0.000000	0.00
12/31/2013	60.000000	0.000000	0.00	12/31/2014	—	12/31/2014	646,000,000.00
12/31/2012	-21.000000	0.000000	0.00

Reasons for buying and holding that participation                 Exploration of the palm oil production complex located in the State of Pará

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
VBG Vale BSGR BVI Limited	00.000.000/0000-00	—	Controlled	Virgin Islands (England)	—	—	0

Description of activities             All and any activity not prohibited by law.

		Market value —	Amount of dividends	Market Value		Book Value
Year	Book value — variation (%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	100	0	0
12/31/2013	0.800000	0.000000	0.00	12/31/2014	—	12/31/2014	0
12/31/2012	15.000000	0.000000	0.00

Reasons for buying and holding that participation            Iron ore investment in Guinea

	CNPJ					HQ -	Issuer participation
Corporate Name	(Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	Municipality	(%)
California Steel Industries, Inc.	00.000.000/0000-00	—	Affiliate	United States	—	—	50.000000

Description of activities          Exploration of any type of activity that is legal in the State of Delaware.

	Book value —variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	15.000000	0.000000	0.00
12/31/2013	24.000000	0.000000	0.00	12/31/2014	—	12/31/2014	489,000,000.00
12/31/2012	14.000000	0.000000	19,000,000.00

Reasons for buying and holding that participation            Relaminating operations in the USA.

	CNPJ
Corporate Name	(Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Companhia Coreano-Brasileira de Pelotização — Kobrasco	33.931.494/0001-87	—	Controlled	Brazil	ES	Vitória	50.000000

Description of activities                             Production and marketing of iron ore pellets, as well as the performance of other activities directly or indirectly related to its purpose, including the import, export, and provision of services of any nature. The company is also able to participate, in any manner, in other companies

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	7.000000	0.000000	39,000,000.00
12/31/2013	-2.000000	0.000000	47,000,000.00	12/31/2014	—	12/31/2014	228,000,000
12/31/2012	5.000000	0.000000	40,000,000.00

Reasons for buying and holding that participation                                                       Production and sale of iron ore pellets and performing any activity directly or indirectly related to the production and sale of iron ore pellets. The company may also participate in any other industrial and/or commercial activities correlated with its main purpose, as well as participate in other undertakings in Brazil.

	CNPJ
Corporate Name	(Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Companhia Hispano-Brasileira de Pelotização — Hispanobrás	27.240.092/0001-33	—	Controlled	Brazil	ES	Vitória	50.890000

Description of activities                             Production and sale of iron ore pellets and performing any activity directly or indirectly related to the production and sale of iron ore pellets. The company may also participate in any other industrial and/or commercial activities correlated with its main purpose, as well as participate in other undertakings in Brazil.

	Book value —variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	9.000000	0.000000	25,000,000.00
12/31/2013	-8.000000	0.000000	20,000,000.00	12/31/2014	—	12/31/2014	213,000,000.00
12/31/2012	-1.000000	0.000000	74,000,000.00

Reasons for buying and holding that participation            Expansion of Vale’s participation in the pellet market in Brazil

	CNPJ
Corporate Name	(Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Companhia Ítalo-Brasileira de Pelotização — Itabrasco	27.063.874/0001-44	—	Controlled	Brazil	ES	Vitória	50.900000

Description of activities                    Production and sale of iron ore pellets and performing any activity directly or indirectly related to the production and sale of iron ore pellets. The company may also participate in any other industrial and/or commercial activities correlated with its main purpose, as well as participate in other undertakings in Brazil.

			Amount
			of
			dividends
	Book value —variation	Market value	received	Market Value		Book Value
Year	(%)	— variation (%)	(Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	12.000000	0.000000	13,000,000,00
12/31/2013	12.000000	0.000000	0.00	12/31/2014	—	12/31/2014	162,000,000.00
12/31/2012	-15.000000	0.000000	36,000,000.00

Reasons for buying and holding that participation            Expansion of Vale’s participation in the pellet market in Brazil

	CNPJ		Type of			HQ -	Issuer participation
Corporate Name	(Corporate Tax ID)	CVM Code	Corporation	HQ - Country	HQ - State	Municipality	(%)
Companhia Nipo-Brasileira de Pelotização — Nibrasco	27.251.842/0001-72	—	Affiliate	Brazil	ES	Vitória	51.000000

Description of activities                                       Production and sale of iron ore pellets and performing any activity directly or indirectly related to the production and sale of iron ore pellets. The company may also participate in any other industrial and/or commercial activities correlated with its main purpose, as well as participate in other undertakings in Brazil

		Market	Amount of
		value —	dividends
	Book value — variation	variation	received	Market Value		Book Value
Year	(%)	(%)	(Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	2.000000	0.000000	114,000,000.00
12/31/2013	2.000000	0.000000	51,000,000.00	12/31/2014	—	12/31/2014	378,000,000.00
12/31/2012	2.000000	0.000000	51,000,000.00

Reasons for buying and holding that participation            Expansion of Vale’s participation in the pellet market in Brazil.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Companhia Portuária da Baia de Sepetiba	72.372.998/0001-66	—	Controlled	Brazil	RJ	Rio de Janeiro	100.000000

Description of activities                  The construction and utilization of a port facility for private, mixed use, located within the area of Porto de Sepetiba, Rio de Janeiro, specialized in moving and storage of iron ore and its derivatives. Secondarily and with a complementary character, the company may carry out port operations with other dry bulks, as long as these complementary operations do not interfere with the main operations. It is forbidden for the company to perform any activity different from its purpose, except with the express authorization of Companhia Docas do Rio de Janeiro — CDRJ.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	2.000000	0.000000	341,000,000.00
12/31/2013	-17.000000	0.000000	263,000,000.00	12/31/2014	—	12/31/2014	385,000,000.00
12/31/2012	30.000000	0.000000	126,000,000.00

Reasons for buying and holding that participation       Supply port services for iron ore operations.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Henan Longyu Energy Resources Co. Ltd.	00.000.000/0000-00	—	Affiliate	China	—	—	25.000000

Description of activities                    Exploration and development of coal resources; producing, washing, processing, trading, and selling (including exportation) of coal and other related products; use, for different purposes, of the natural resources of coal; manufacturing and repair of mechanical and electrical equipment for mining, rental of equipment, and treatment of waste; and supply of post-sale technical and advisory services regarding the items above. The company can adjust its corporate purpose, based on the needs to develop the business and its own capacity, through the approval by the general meeting of shareholders and the competent government authorities.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	20.000000	0.000000	75,000,000.00
12/31/2013	32.000000	0.000000	90,000,000.00	12/31/2014	—	12/31/2014	943,000,000.00
12/31/2012	27.000000	0.000000	107,000,000.00

Reasons for buying and holding that participation  Hold interest in company that owns coal assets in China

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Mineração Corumbaense Reunida S.A. — MCR	03.327.988/0001-96	—	Controlled	Brazil	MS	Corumbá	100.000000

Description of activities                    Investigate and research ores and minerals; utilize and administer mine and mineral resources in general; obtain research permits and mining concessions for all kinds of ores and minerals under the terms of the laws regarding these matters; purchase and lease land, equipment, and facilities, including rights and interests in the subsoil and on the surface; purchase, sell, improve, process, refine, industrialize, import and export, market, and transport by rail, road and/or sea, ores, minerals, and metals of any kind whatsoever, on its own behalf or that of third parties; purchase and sell any and all manufactured products, machinery, and equipment related to the activities listed above; represent other companies, domestic and foreign; and participate in other commercial or civil companies, either as a partner, shareholder, or quota holder.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	-4.000000	0.000000	456,000,000.00
12/31/2013	23.000000	0.000000	279,000,000.00	12/31/2014	—	12/31/2014	1,150,000,000.00
12/31/2012	22.000000	0.000000	93,000,000.00

Reasons for buying and holding that participation  Expansion of Vale’s participation in the market for granulated iron ore.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Minerações Brasileiras Reunidas S.A. — MBR	33.417.445/0001-20	—	Controlled	Brazil	MG	Nova Lima	98.320000

Description of activities                    The mineral extraction industry, including prospecting and mining; provision of technical services especially to mining companies; transportation, processing, shipping, and sale of ores, for its own account or that of third parties; export and import of ores; participation in other companies, especially those whose objective is mining or transportation, processing, and shipping and sale of ores; provision of transport services; port and fluvial support.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	16.000000	0.000000	0.00
12/31/2013	8.000000	0.000000	341,000,000.00	12/31/2014	—	12/31/2014	5,201,000,000.00
12/31/2012	20.000000	0.000000	258,000,000.00

Reasons for buying and holding that participation  Running iron ore operations in Brazil.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
MRS Logística S.A.	01.417.222/0001-77	1794-9	Affiliate	Brazil	RJ	Rio de Janeiro	47.590000

Description of activities                    Provide rail transport services for cargo; operate services for loading, unloading, warehousing, and transshipment at the stations, yards, and land within the range of existing railway lines which are object of the concession; run modal transport related to rail transport; serve, as per the law, as a port operator, and run services and operations for moving and storage of goods destined for or coming from water transport; participate in projects that aim to promote the socio-economic development of the areas of influence and seek to expand rail services offered; perform all similar or related activities to those described above; and engage in other activities that utilize the infrastructure of the Company as a base.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	10.000000	0.000000	108,000,000.00
12/31/2013	16.000000	0.000000	149,000,000.00	12/31/2014	—	12/31/2014	1,355,000,000.00
12/31/2012	21.000000	0.000000	119,000,000.00

Reasons for buying and holding that participation  Provide logistics services for iron ore and pellet operations.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Salobo Metais S.A.	33.931.478/0001-94	—	Controlled	Brazil	RJ	Rio de Janeiro	100.000000

Description of activities                    Utilization of mineral resources within Brazil, particularly the Salobo deposit, located in the Serra dos Carajás in the district and municipality of Marabá in the State of Pará, the subject of Mining Ordinance No. 1121 of 14/Jul/87, including the mining, processing, smelting, refining, transport, and marketing of copper, gold, and their by-products

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	7.000000	0.000000	0.00
12/31/2013	12.000000	0.000000	0.00	12/31/2014	—	12/31/2014	7,591,000,000.00
12/31/2012	37.000000	0.000000	0.00

Reasons for buying and holding that participation       Running the Salobo copper deposit operations in Brazil.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Samarco Mineração S.A.	16.628.281/0001-61	—	Affiliate	Brazil	MG	Belo Horizonte	50.000000

Description of activities                    Prospecting and mining of ores throughout Brazil; processing and marketing of ores; transport and navigation within the port, including for third parties; and importation of equipment for its own use, spare parts, and raw materials, production and distribution of power and sale of coal, and the company may also hold interest in other companies as shareholder or quota holder.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	48.000000	0.000000	906,000,000.00
12/31/2013	-21.000000	0.000000	1,323,000,000.00	12/31/2014	—	12/31/2014	533,000,000.00
12/31/2012	73.000000	0.000000	373,000,000.00

Reasons for buying and holding that participation       Expansion of Vale’s participation in the market for iron ore and pellets in Brazil.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Thyssenkrupp CSA — Cia. Siderúrgica do Atlântico	07.005.330/0001-19	—	Affiliate	Brazil	RJ	Rio de Janeiro	26.870000

Description of activities                    Construction and operation of an integrated plant for the production, selling, and transformation of iron and steel products, as well as the production, transformation, and selling of all by-products related to the working of the plant, including the importation and exportation of all products, inputs, and capital assets of the plant; construction, management, operation, and utilization of a commercial complex of port operations, including operation as a Brazilian shipping company in performing shipping services, port support, and carrying out drainage services; construction, administration, operation, and utilization of a thermoelectric plant; creation of subsidiaries, as well as the participation in any other company, consortium, or entity in Brazil or abroad for achieving the business purpose; and development, within Brazilian or abroad, of any other activity that is directly or indirectly related to the achievement of the business purpose of the company.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	-28.000000	0.000000	0.00
12/31/2013	-31.000000	0.000000	0.00	12/31/2014	0.000000	12/31/2014	545,000,000.00
12/31/2012	-64.000000	0.000000	0.00

Reasons for buying and holding that participation       Encourage the consumption of iron ore in Brazil through the investment in a company that manufactures steel sheets.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Vale International Holdings GMBH	00.000.000/0000-00	—	Controlled	Austria	—	—	100.000000

Description of activities                    Acquisition and management of shares and participation in companies associations of any kind and investments in assets; control and management of one or more activities related to any of the companies in which it participates or the assets in which it has investments; exercise of any and all activities which are necessary or useful in order to reach the above-mentioned purposes.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	48.000000	0.000000	0.00
12/31/2013	61.000000	0.000000	0.00	12/31/2014	0.000000	12/31/2014	7,823,000,000,00
12/31/2012	4.000000	0.000000	0.00

Reasons for buying and holding that participation       Holding of a company that exploits minerals world-wide.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Vale Canada Limited	00.000.000/0000-00	—	Controlled	Canada	—	—	100.000000

Description of activities                    The global activities of Vale Canada Limited are managed from headquarters in Toronto, in the Canadian province of Ontario, which continues its corporate functions and has significant local involvement.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	16.000000	0.000000	0.00
12/31/2013	200.000000	0.000000	0.00	12/31/2014	0.000000	12/31/2014	16,182,000,000.00
12/31/2012	21.000000	0.000000	0.00

Reasons for buying and holding that participation       Running nickel and by-products operations (copper, cobalt, platinum group metals, and other precious metals) in Canada, the United Kingdom, and Indonesia.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Vale International S.A.	00.000.000/0000-00	—	Controlled	Switzerland	—	—	100.000000

Description of activities                    Buy, own, manage, and sell direct or indirect holdings in companies or businesses, especially abroad; trade and distribute the products of companies within the group, develop relationships with customers, and provide technical assistance, including product development and production planning, to customers and companies of the group throughout the world; perform research and development activities in the sectors of mining, logistics, and energy; finance companies and businesses of the group and provide business, financial, administrative, and legal services to other companies and businesses of the group in Switzerland and abroad. The company may conduct any activities that have a relation to its business objective, or support them, especially as regards managing and defining ownership rights and/or licensing of patents, trademarks of any kind, know-how and other intellectual property rights, and buy, hold, and sell real estate.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	-29.000000	0.000000	0.00
12/31/2013	-19.000000	0.000000	0.00	12/31/2014		12/31/2014	20,978,000,000.00
12/31/2012	-8.000000	0.000000	0.00

Reasons for buying and holding that participation       Perform financial transactions and business activities.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Vale Manganês S.A.	15.144.306/0001-99	—	Controlled	Brazil	BA	Congonhas	100.000000

Description of activities                    The steel industry, metallurgy, industry, and sale of ferroalloys; utilization, for its own account or in combination with other companies, of mineral deposits, including prospecting, mining, processing, transportation, sale, import, and export of mineral substances; reforestation; extraction, production, sale, import, and export of wood and charcoal and other goods of mineral or vegetable origin used in its production processes and their derivatives and by-products; import and export of goods related to or required for its activities, including equipment, inputs, and miscellaneous materials; any other related activities that do not conflict with its business purpose or with prevailing legislation

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	-8.000000	0.000000	0.00
12/31/2013	-4.000000	0.000000	0.00	12/31/2014		12/31/2014	721,000,000.00
12/31/2012	-4.000000	0.000000	958,000.00

Reasons for buying and holding that participation       Running ferroalloy and manganese operations in Brazil

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ — Country	HQ - State	HQ - Municipality	Issuer participation (%)
Vale Soluções em Energia S.A. - VSE	09.327.793/0001-22	—	Affiliate	Brazil	RJ	Rio de Janeiro	53.12870

Description of activities                    Research and development of technologies in order to obtain systems and products ecologically efficient for the generation of energy, as well as the development and test of prototypes; development of technical and economic viability studies related to the business purpose of the company, as well as market studies, business plans, and other related studies; participation as a partner or shareholder in other simple or business companies and in business undertakings of any nature, including partnerships, in Brazil and/or abroad; development, manufacturing, construction, purchase, sale, distribution, renting, gratuitous loan, importation, and exportation of machines and equipment for the industry, including accessories, parts, and other materials that are necessary in order to obtain ecologically efficient products for generating energy; and rendering services for the assembly, maintenance, and technical assistance of machines and equipment for the generation of energy.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	-100	0.000000	0
12/31/2013	-28.000000	0.000000	0.00	12/31/2014		12/31/2014	0
12/31/2012	-46.000000	0.000000	0.00

Reasons for buying and holding that participation       Develop power generation systems.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
Vale Fertilizantes S.A.	33.931.486/0001-30	—	Controlled	Brazil	SP	São Paulo	100.000000

Description of activities                   The purpose of Vale Fertilizantes S.A. (Company), formerly known as Mineração Naque S.A. (Naque), which new name was approved by the Shareholders’ Meeting held on May 15, 2012, is mining activity in general, the use of mineral deposits in domestic and foreign lands, by research, extraction, processing, concentration, industrialization, transportation, shipping, and sale of goods for animal nutrition, chemical products, input of above mentioned products and other agriculture and cattle-raising products, as well as activities arising out of the development of the production, industrialization, and sale of such products and others.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	4.000000	0.000000	0.00
12/31/2013	3.000000	0.000000	0.00	12/31/2014		12/31/2014	13,236,000,000.00
12/31/2012	7.000000	0.000000	0.00

Reasons for buying and holding that participation       Conduct and promote Vale business in the fertilizer segment.

Corporate Name	CNPJ (Corporate Tax ID)	CVM Code	Type of Corporation	HQ - Country	HQ - State	HQ - Municipality	Issuer participation (%)
VLI S.A.	12.563.794/0001-80	—	Affiliate	Brazil	SP	São Paulo	37,610000

Description of activities                    The corporate purpose of VLI S.A is the provision of integrated cargo railroad and road transportation services, construction, conservation, maintenance, monitoring, operation, and exploration of railroads and/or railroad traffic, of its own or third parties, construction, conservation, maintenance, monitoring, operation of its own maritime terminals or third parties’, exploration with owned or third party vessels the long-course maritime trade, seaborne and river borne in general cargo transportation, including port support navigation, exploration of activities directly or indirectly related to cargo transportation services.

	Book value — variation	Market value —	Amount of dividends	Market Value		Book Value
Year	(%)	variation (%)	received (Reais)	Date	Value (R$)	Date	Value (R$)
12/31/2014	100.000000	0.000000	0.00
12/31/2013		0.000000	0.00	12/31/2014	—	12/31/2014	[2.945.000.000,00]
12/31/2012		0.000000	0.00

Reasons for buying and holding that participation

9.2 — Other Relevant Information

As of December 31, 2014, Vale considered as intangibles assets of Intellectual Property a total of 6,906 processes throughout the world, in a total of 172 countries (170 patents in Brazil and 1,347 abroad; 925 trademark processes in Brazil and 1,640 abroad; and 2,147 domain names in Brazil and 604 abroad; and 72 software in Brazil and 1 abroad).

10. Director Comments

10.1. General Financial and Equity Conditions

Financial information included in this Reference Form, except expressly otherwise noted, refers to consolidated financial Statements of years ending on December 31, 2012, 2013, and 2014.

Information in this item 10 in the Reference Form should be read and analyzed jointly with our consolidated financial Statements, available at our website (www.vale.com.br) and the website of Comissão de Valores Mobiliários (www.cvm.gov.br).

a.                                      General Financial and Equity Conditions

In 2014, Vale net operational revenue was R$ 88,3 billion, and the operational margin (prior to the recoverable values of noncurrent assets and loss in the measuring of the sale of noncurrent assets) was 22.3%. The operational profit was R$ 16,6 billion in 2014, an approximate 50% reduction compared to the  operational profit in 2013, mainly due to a drop in ore prices. Continuous Company efforts to cut costs, investment discipline and focus on core business were seen this year. Vale had a 11.9% reduction in net operational costs (including SG&A, research and development, pre-operational and stoppage, as well as other costs), corresponding to R$ 1,277 billion, relative to 2013. This drop was due mainly to the reduction of costs related to operation stoppage and optimization in the Company’s cost structure, after adjustments made in 2013. Additionally, in 2014, Vale had a reduction of 49.7% in the impairment of assets, R$ 5,390 billion in 2013 to R$ 2,713 billion in 2014, due to return on the Onça Puma operation. Cash generation, measured in Adjusted EBITDA(1), was R$ 31,1 billion in 2014.

In 2013, as a result of the Company’s focus on investments in world-class assets, several adjustments were made, among the non-realization of the potash project (PRC) in Argentina, and the sale of the company Tres Valles, as described in Explanatory Note no. 7 of the Company’s 2013 Accounting Statements. Besides, Vale also reported an operation in the Tax Recovery Program — REFIS, which substantially involved all of the claims related to income tax collection and social contributions on capital gains of subsidiary and associated companies abroad, whose loss expectations were classified as possible. Such factors negatively affected our financial performance in 2013, resulting in financial indicators reduction relative to what was obtained in 2012. In this scenario, we had a net loss of R$ 258 million in 2013; relative to 2012’s net profit of R$ 9.4 billion.

2012 was a very challenging year for the world’s economy, which, amidst a cloud of uncertainties, grew below the long-term trend for the second consecutive year. One of the consequences of the adverse macroeconomic scenario was the general drop in the price of minerals and metals, with the exception of gold, a very valuable metal whose prices are influenced by other factors. The iron ore price became very volatile, showing great low volatility particularly in the third quarter.

Regarding the main conditions of the Company, it is worth noting that on December 31, 2014, the total net debt was R$ 66,354 billion, compared to R$ 56,520 billion, R$ 50,444 billion, respectively on December 31, 2013 and 2012. Despite the increase on the net debt in reais in the period between 2012 and 2014, the absolute debt in dollars decreased a little, from US$ 30,546 billion on December 31, 2012

(1)  Adjusted EBITDA excluding non-recurrent effect.

to US$ 29,655 billion on December 31, 2013 and US$ 28,807 billion on December 31, 2014. The increase in the net debt in reais is due to real devaluation against the US dollar and the lower cash position on December 31, 2014 compared to December 31, 2013.

On December 31, 2014, the current liquidity index of the Company (which is the index found by dividing the current asset by the current liability) was 1.56, compared to 2.25 on December 31, 2013 and 1.78 on December 31, 2012. The decrease in the liquidity index in 2014 compared to two years before resulted mainly from lower cash generation from operational activities due to the lower price of most commodities.

In the same period, the Company debt index, which is found by dividing the current and noncurrent liabilities by total assets on December 31, 2014, was 0.52 compared to 0.48 on December 31, 2013 and 0.43 on December 31, 2012. This behavior demonstrates the exchange variation over the debt.

On December 31, 2014 the Company had controlling shareholders’ equity of R$ 146,414 billion compared to R$ 148,346 billion on December 31, 2013 and R$ 149,664 billion on December 31, 2012. Shareholders’ equity suffered a slight variation, mainly justified by the use of the net profit of the year to pay the shareholders’ compensation and set forth provisions.

In 2014, 2013 and 2012, Vale delivered to its shareholders dividends in the amount of US$ 4.2 billion, US$ 4.5 billion and US$ 6.0 billion, respectively.

Ferrous minerals sales — iron ore, pellets, manganese ore and ferroalloy,— represented 68.4% of total net operating revenues in the year ended on December 31, 2014, relative to 74.6% in the year ended on December 31, 2013, after the general load was discontinued. In contrast, in 2012, these sales represented 73.7% of our total net operating revenue.

Basic metals participation in the total net revenue was 20.6% in 2014 compared to 15.5%, after discontinuation of the general load in 2013. In turn, in 2012, the participation was 15.3%.

Fertilizer revenue was 6.4% in 2014 compared to 6.0%, after discontinuation of the general load in 2013. In 2012, fertilizer revenue was 7.7%.

Other products represent 4.6% of the 2014 total operating net revenue, relative to 3.9% in 2013. In 2012, the contribution was 3.3%.

	Fiscal year end on December 31
Business segments	2012	2013	2014
Bulk Materials	73.7%	74.6%	68.4%
Basic Metals	15.3%	15.5%	20.6%
Fertilizers	7.7%	6.0%	6.4%
Others	3.3%	3.9%	4.6%
Total	100.0%	100.0%	100.0%

In 2014, operating profit, measured by the adjusted EBIT(2) reached R$ 19.724 billion compared to R$ 38.238 billion and R$ 28.276 billion in 2013 and 2012, respectively.

(2)  EBIT excluding non-recurrent effects.

In 2014, the Company’s adjusted EBITDA(3) was R$ 31.134 billion compared to R$ 49.027 billion and R$ 37.337 billion in 2013 and 2012, respectively.

Adjusted EBITDA

	Fiscal year end on December 31
In R$ Billion	2012		2013		2014
Net Operating revenue	91.269		101.490		88.275
Adjusted EBIT	28.276	(1)	38.238	(1)	19.724
Adjusted EBITDA	37.337	(1)	49.027	(1)	31.134
Net profit (loss) of the term/year	9.391		(0.258)		0.219
Remuneration to shareholder (parent company)	11.596		9.319		9.739

(1) Excludes non-recurring effects

EBITDA

	Fiscal year end on December 31
In R$ billions	2012	2013	2014
Net profit (loss) for the year	9,391	(0,258)	0,219
Tax on profits	(2,595)	15,249	2,600
Net finance results	8,239	18,442	14,753
EBIT (Earnings Before Income and Taxes)	15,035	33,433	17,572
Depreciation, amortization, and depletion	8,129	8,953	10,108
EBITDA (Earnings Before Income, Taxes, Depreciation, and Amortization)	23,164	42,386	27,680

Adjusted EBITDA reconciliation

	Fiscal year end on December 31
In R$ billions	2011	2012	2013
EBIT	15,035	33,433	17,572
Depreciation, amortization and depletion	8,129	8,953	10,108
EBITDA	23,164	42,386	27,680
Results from share participation in associated companies	(1,241)	(0,999)	(1,141)
Dividends	0,932	1,836	1,302
Gain(loss) in the sale of noncurrent assets and result from the sale or write-off of shares in joint ventures and affiliates	1,036	0,410	0,509
Reduction in noncurrent assets’ recoverable value (Impairment) and investments	12,213	5,390	2,784
CFEM	1,100	—	—
Loss from phased out operations	0,133	0,004	—
Adjusted EBITDA	37,337	49,027	31,134
Depreciation, amortization and depletion	(8,129)	(8,953)	(10,108)
Dividends	(0,932)	(1,836)	(1,302)
Adjusted EBIT	28,276	38,238	19,724

(3)  Adjusted EBITDA excluding non-recurrent effect.

b.                                      Capital Structure

On December 31, 2014, 2013, and 2012, our equity was R$ 149.601 billion, R$ 152.121 billion, and R$ 152.909 billion; our gross debt added was R$ 76.517 billion, R$ 68.977 billion, and R$ 61.856 billion; and our cash position was R$ 10.555 billion, R$ 12.465 billion, and R$ 11.918 billion; and our gross debt index and obligations with third parties/shareholders’ equity and participation of non-controlling shareholders was 51.7%, 47.9%, and 42.7%.

i. Hypotheses of Redemption

ii. Redemption Value Method

Our by-laws do not authorize the application of profits or reserves to redeem or amortize shares. Additionally, on the date of this Reference Form, our Management does not intend to call a Special Shareholders’ Meeting for this purpose.

c.                                       Payment Capacity in Relation to the Financial Commitments Assumed

(1)                                 Vale enjoys a healthy financial position, supported by strong cash generation, ample liquidity, availability of short- and long-term credit facilities, and a portfolio of debt with low risk. This position gives us the capacity to easily pay our financial commitments.

(2)                                 The leverage, measured by the gross debt/ /adjusted(4) EBITDA, showed reduction, as the following table illustrates:

	Fiscal year end on December 31
In R$ billions	2012	2013	2014
Operating Income - EBIT	15,035	33,433	17,572
Depreciation/ Amortization	8,129	8,953	10,108
EBITDA	23,164	42,386	27,680
Results from share participation in associated companies	(1,241)	(0,999)	(1,141)
Dividends received	0,932	1,836	1,302
Gain (loss) in measurement from noncurrent assets’ sales	1,036	0,410	0,509
Measurement loss and reduction in assets’ recoverable value (Impairment)	12,213	5,390	2,784
CFEM	1,100	—	—
Loss from phased out operations	0,133	0,004	—
Adjusted EBITDA	37,337	49,027	31,134

Gross debt	61,856	68,977	76,517

Leverage (measure by the gross debt/adjusted EBITDA ration	1.7	1.4	2.5

(4)  Excluding non-recurrent items

For more information on the EBITDA and adjusted EBITDA reconciliation, see item 10.1(a) above.

The gross debt/EV(5) ratio was 43.8% on December 31, 2014, compared to the 28.6% on December 31, 2013, and 22.4% on December 31, 2012, while the index of interest coverage, measured by the indicator EBITDA/payment of interest, was 11.6x on December 31, 2014, 13.8 on December 31, 2013 and 14.5x on December 31, 2012.

(3)

	on December 31
In R$ Billion	2012	2013	2014
Gross debt	61,856	68,977	76,517
Cash position *	11,918	12,465	10,555
Financial investments	0,506	0,008	0,392
Net debt	50,444	56,520	66,354

* Includes cash and cash equivalent with maturity up to 90 days.

d.                                      Source of financing for working capital and investments in non-current assets

The sources of funds utilized by Vale in the last three years were generation of operating cash, loans and financing, and issue of bonds and securities, convertible or not, launched in the capitals market and sale of investments.

Operating activities from continuing operations generated cash flows of R$ 27,792 billion in 2014, compared to R$ 31.876 billion in 2013, and R$ 32.143 billion in 2012. Operating cash flow suffered a reduction in 2012 determined mainly by price drops in our products. In 2013, operating cash flow suffered variation mainly due to the gold stream operation outsourced in February 2013 with Silver Wheaton Corp. (“SLW”) to sell 70% of the payable gold flows produced as a byproduct in the nickel mines in Sudbury — Coleman, Cooper Cliff, Creighton, Garson, Stobie, Totten and Victor — for a 20 year term, and with Silver Wheaton (Caymans) Ltd. to sell 25% of the payable gold flows produced as a by-product in the copper mine in Salobo for the longevity of the mine. In 2014, the operating cash flow suffered variation mainly due to the drop of the price of ore and pellets

Among other more relevant operations in the three-year period, the following are highlighted:

·                  In December 2014, Vale acquired exporting prepayment with the Bank of China, in the amount of US$ 300 million. The total term of this operation is 6 years and by December 31, 2014 there was no disbursement related to this operation.

·                  In May 2014, Vale signed a new funding agreement with the BNDES in the amount of R$ 6.2 billion. This agreement refers to the deployment of S11D and CLN S11D projects. The financing shall be in effect for ten years and funds will be disbursed in up to three years, according to the projects schedule. By December 31, 2014, R$ 1.9 billion were disbursed under this agreement.

·                  In January 2014, Vale issued infrastructure debentures in the amount of US$ 376.5 million (equivalent to R$ 1.0 billion). Infrastructure debentures are to be adjusted and will pay annual interest, according to IPCA + 6.46% per year (equivalent to NTN-B 2020 — 0.15%), IPCA + 6.57% per year (equivalent to NTN-B 2022 — 0.10%), IPCA + 6.71%

(5)  EV, enterprise value, equals the sum of the company’s market capitalization with the net debt.

per year (equivalent to NTN-B 2024 + 0%) and IPCA + 6.78% per year (equivalent to  NTN-B 2030 + 0%), and mature in 2021, 2024, 2026, and 2029, depending on the series.

·                  In January 2014, Vale acquired a financing in the amount of US$ 775 million with the Canadian agency EDC. The financing was  divided into two tranches, that are in effect for 5 and 7 years. The amount was fully disbursed by December 31, 2014.

·                  In December 2013, Vale issued R$ 650 million in export credit notes from Brazilian commercial banks with maturity in 2023.

·                  In October, November and December 2013, Vale acquired export pre-payments with maturity in five and seven years, linked to future sales, totaling US$ 1.4 billion (equivalent to R$ 3.2 billion).

·                  In July 2013, Vale acquired a new revolving credit facility in the amount of US$ 2.0 billion (equivalent to R$ 4.7 billion), with a five year maturity in a best effort transaction.

·                  In July 2013, Vale signed a financing contract with Banco Safra, a BNDES financing agent, in the amount of R$ 109.3 million. This contract is for the purchase of domestic equipment and was fully disbursed by December 31, 2014.

·                  In October 2012, Vale issued an export credit note in the amount of R$ 2.5 billion from a Brazilian commercial bank that has a 10 year maturity. The amount was fully paid on December 31, 2012.

·                  In October 2012, Vale Fertilizantes signed a new contract with BNDES in the amount of R$ 88.6 million. This contract was to supplement resources in the project for the expansion of phosphoric and sulfuric acid production capacity at the industrial plant located in Uberaba (MG) — “Phase III”, as well as for the expansion of the phosphate concentrate production capacity in Tapira (MG) and Catalão (GO).

·                  IN September 2012, Vale priced the offer of US$ 1.5 billion (equivalent to R$ 3.5 billion) in bonus. The bonus has a 5.625% coupon per year, paid every six months, and they were prices at 99.198% of the bond’s face value. The bonus matures in September 2042 and they were issued with a 300 points base spread over US Treasure bonds, resulting in a performance of 5.681% per year to the investor.

·                  In September 2012, BNDES approves a financing contract in the amount of R$ 3.9 billion to Vale, to implement the CLN 150 Mtpa project, whose purpose is to expand to 150 million tons per year the transport and shipping capacity of iron ore in Vale’s Northern System, which includes the Carajás Railroad (EFC) and the railroad and maritime terminals in Ponta da Madeira, in the States of Pará and Maranhão. The financing payments will follow the projects execution schedule. On December 31, 2014, Vale had paid US$ 1.3 billion (equivalent to R$ 3.3 billion) from this line of credit.

·                  In August 2012, Vale International signed a pre-paid export contract with a commercial bank in the amount of US$ 150 million (equivalent to R$ 2.3 billion), with maturity 5 years after payment. On December 31, 2013, Vale International had fully paid the line.

·                  In July 2012, Vale priced the offer of € 750 million (equivalent to R$ 2.4 billion in 10.5 years bonus). Vale will used net resources from this offer for general corporate purposes. The notes maturing in 2023, the amount of € 750 million (equivalent to R$ 2.4 billion) have a 3.75% coupon per year, paid annually, and they were price at 99.608% of the bond’s face value. The bonus matures on January 10, 2023 and they were issued with an 180 base point spread on the € mid-swap, or with a 225.7 base point spread on the return of German Bund bonds, resulting in a performance of 3.798% per year for the investor.

·                  In April 2012, Vale priced the bonus offer from its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.9 billion), guaranteed by Vale. The bonus were consolidated in a single series with Vale Overseas bonus issued on January 11, 2012, at US$ 1.0 billion (equivalent to R$ 2.3 billion) with a 4.375% coupon and maturity in 2022. The bonus issued in April will have a 4.375% coupon per year, paid every six months, at a price that is 101.345 % of the bond’s face value. These bonus mature in January 2022 and they were issued with a 200 base-point spread on US Treasury bonds, resulting in a performance of 4.205% per year for the investor.

·                  In January 2012, Vale priced the bonus offer from its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.0 billion (equivalent to R$ 2.3 billion). The bonus have a 4.375% coupon per year, paid every six months, at a price that is 98.804 % of the bond’s face value. These bonus mature in January 2022 and they were issued with a 255 base-point spread on US Treasury bonds, resulting in a performance of 4.525% per year for the investor.

e.                                       Potential sources of financing used for working capital and for investments in non-current assets for coverage of liquidity deficiency

In the regular course of business, Vale’s principal need for funds refers to capital investments, payments of dividends and debt service. The sources of funds frequently used are operating cash flow and financing.

The main sources of financing to cover liquidity deficiency are the facilities related to the export transactions offered by local banks (Advance on Foreign Exchange Contract — ACCs, and Advance on Delivered Exchange Instruments - ACEs).

Vale has, moreover, revolving lines of credit available that may be used at the option of the debtor. In 2013, Vale obtained another revolving line of credit in the amount of US$ 32.0 billion (equivalent to R$ 4.7 billion), with maturity period of 5 years, totaling, in lines of this type, available on December 31, 2014, $US$ 5.0 billion (equivalent to R$ 13.3 billion), that may be used by Vale, Vale Canada Ltd. (Vale Canada), and Vale International S.A. (Vale International). In years ended on December 31 2012 and 2014, Vale did not contract revolving facilities.

By December 31, 2014, Vale had not used any of this available credit.

f.                                        Indebtedness levels and composition of such debts

On December 31, 2014, the total debt was R$ 76.517 billion, with a tranche of R$ 3.485 billion guaranteed by Vale’s assets, with an average maturity period amortization of 9.1 years and an average cost of 4.5% per year in US dollars.

DEBT STRUCTURE

	ON DECEMBER 31,
In R$ billion	2012	2013	2014
Gross debt	61,856	68,977	76,517
Tranche guaranteed by assets of Vale	5%	5%	5%
Average term of amortization (in years)	10.14	9.89	9.10
Average cost (in US dollars)	4.6%	4.6%	4.5%

Since July 2005, Vale has been considered investment grade. Vale currently has the following credit risk ratings: BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion Bond Ratings) and BBB+ (Fitch).

i.                                         Relevant loan and financing contracts

The most important categories of the total debt of the Company are presented below. The values presented exclude the accumulated costs.

·                  Loans and financing contracted in US dollars (R$ 18.7 billion, R$ 15.5 billion, and R$ 11.7 billion on December 31, 2014, 2013, and 2012, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

·                  Fixed income instruments issued in US dollars (R$ 35.3 billion, R$ 32.4 billion, and R$ 27.86 billion on December 31, 2014, 2013, and 2012, respectively). Vale issued several debt securities in the capital market, inclusive through its wholly owned subsidiary Vale Overseas in the total amount of US$ 12.8 billion (equivalent to R$ 430.0 billion). The subsidiary Vale Canada issued debt securities in the amount of US$ 700 million (equivalent to R$ 1.6 billion).

·                  Fixed income instruments issued in euros (R$ 4.8 billion, R$ 4.8 billion and R$ 4.0 billion on December 31, 2014, 2013, and 2012, respectively). Vale issued debt securities in the capital market in the total amount of €1.5 Billion (equivalent to R$ 4.8 billion).

·                  Other debts (R$ 16.5 billion, R$ 15.2 billion, and R$ 17.5 billion on December 31, 2014, 2013, and 2012, respectively). The Company has several loans acquired in Brazil, mainly with the BNDES and some private Brazilian banks, as well as loans and financing in other currencies.

ii.                                     Other long-term relationships with financial institutions

Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices.

iii.                                 Degree of subordination among debts

There is no degree of contractual subordination among the Company’s unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law.

Additionally, considering the total of current and non-current liabilities of the Company, the R$ 156,329 billion or 97.8%, corresponded to unsecured debts on December 31, 2014 (compared to R$ 136,350 billion or 97.6% on December 31, 2013 and R$ 110,964 billion, or 97.4% on December 31, 2012). Such amounts are subject to the preference of Company obligations that appear as collateral, including mortgage of assets totaling, on December 31, 2014, R$ 3,485 or 2.2 % of the total of current and non-current liabilities of the Company, relative to the amount of R$ 3,410 billion or 2.4% on December 31, 2013 and R$ 2,963 billion or 2.6% on December 31, 2012

iv.                                  Any restrictions that might be imposed on the issuer in particular, in relation to limits of indebtedness and contracting the company’s debts, the distribution of dividends, the disposal of assets, the issue of new securities and the transfer of corporate control

Some long-term financial instruments contain obligations related compliance with financial indicators. The main indicators are: (i) debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA), and (ii) interest coverage. Vale is in conformity with the levels required for the indicators. It is believed that the current clauses will not significantly restrict the capacity to contract new debts to meet capital needs. Additionally, no clause directly restricts the ability to distribute dividends or interest on own equity. For more information on these financial indices, please see item 3.7 of this Reference Form

g.                                      Limits of use of financing already contracted

Infrastructure debentures issues by the Company and certain financing contracts signed by Vale establish restrictions in connection with the use of funds. The following is a description of the relevant infrastructure debentures and financing contracts:

Date	Counterparty	Allocation	Value	Percentage Used	Disbursement of funds
5/19/2014	BNDES	Funding of S11D and CLN S11D projects	R$6.2 billion	30%	The credit is available in tranches, according to the projects schedule
01/15/2014	N/A	Used in the reimbursement of spending, expenses and/or debt related to the Southeastern Railroad Branch of the Pará Project (RFSP)	R$1.0 billion	100%	The entire infrastructure debentures issued by the Company have already been subscribed and paid
12/27/2013	BNDES	Financing for the Tecnored Investment Plan	R$136.7 million	54%	Credit is provided in tranches according to the project’ schedule
06/15/2013	Banco J. Safra	Financing for equipment	R$109.31 million	100%	Credit is provided in tranches according to the project’ schedule
10/19/2012	BNDES	Financing for Vale Fertilizantes Project	R$88.63 million	100%	Credit is provided in tranches according to the project’ schedule
09/24/2012	BNDES	Financing for CLN150 Project	R$3.88 million	86%	Credit is provided in tranches according to the project’ schedule
8/04/2011	Banco Bilbao Viscaya, Banco Santander, BNP Paribas, Citibank	Financing for the acquisition of ships with the Korean shipbuilders Daewoo and	R$1,404 billion	82%	The credit was provided in tranches according to the ship delivery

	Europe, Credit Agricole, HSBC, Natixis, and Societé Generale	Sungdong			schedule, and the remaining unused balanced was cancelled
9/09/2010	Exim Bank of China Limited	Financing for the acquisition of ships from the shipbuilder Rongsheng	R$ 3,264 billion	86%	The credit is provided in tranches according to the schedule of payments contemplated in the construction contract
4/01/2008	BNDES	investments made in Brazil	R$ 7.3 billion	67%	The credit is provided in tranches according to the project schedule

h.                                      Significant alterations in each item of the financial Statements

Analysis of Operating Results, 2014 vs. 2013

The table below presents the values for the consolidated income Statements for the fiscal years ended December 31, 2013 and December 31, 2014:

	Fiscal year ended on December 31,
(in R$ billion) Income Statement	2013	AV (%)(1)	2014	AV (%)(1)	Variation (%) (2013 x 2014)
Net Operating Revenues	101,490	100.0	88,275	100.0	(13.0)
Cost of products and services	(52,511)	(51.7)	(59,087)	(66.9)	12.5
Administrative and sales expenses	(2,804)	(2.8)	(2,603)	(3.0)	(7.2)
Research and development	(1,745)	(1.7)	(1,738)	(2.0)	(0.4)
Pre-operational and shutdown operation	(4,035)	(4.0)	(2,563)	(2.9)	(36.5)
Other net operating expenses	(2,157)	(2.1)	(2,560)	(2.9)	18.7
Reduction of noncurrent assets recoverable value	(5,390)	(5.3)	(2,713)	(3.1)	(49.7)
Gain (loss) in the measurement or noncurrent assets sale	(0,508)	(0.5)	(0,441)	(0.5)	(13.2)
Operating Revenues	32,340	31.9	16,570	18.7	(48.8)
Result of corporate participations	0,999	1.0	1,141	1.3	14.2
Result of disposal of shares in joint ventures and associated companies	0,098	0.1	(0,068)	—	n/a
Net financial result	(18,442)	(18.2)	(14,753)	(16.7)	(20.0)
Reduction of investments recoverable value	—	n/a	(0,071)	—	n/a
Income before income tax and social contribution	14,995	14.8	2,819	3.3	(81.2)
Taxation on profits	(15,249)	(15.0)	(2,600)	(3.0)	(82.9)
Losses from discontinued operations	(0,004)	—	—	—	n/a
Net income (loss) in the year	(0,258)	(0.2)	0,219	0.3	n/a

(1) Relative to the net operating revenue.

Year ending on December 31, 2013 compared to the year ended on December 31, 2014

Revenues

The net operating revenue reached R$ 88,275 billion in 2014, compared to R$ 101,490 billion in 2013, corresponding to a 13% decrease. The revenue decrease was mainly due to the drop in commodities prices, partially offset by the increase in the volume of iron ore sales resulting from the ramp-up of ore projects.

Iron Ore

The revenue from the sales of ore decreased by 26.0%, from R$ 61,271 billion in 2013 to R$ 45,341 billion in 2014, especially due to the drop in ore price. This drop was mainly offset by the increase in sales volume, with the ramp up of some ore projects.

Pellets

The revenue from the sale of pellets decreased by 4.4%, from R$ 12,972 billion in 2013 to R$ 12,397 billion in 2014, due to the drop in the price reference index of ore IODEX partially offset by the increase in the quality premium attributed to pellets.

Manganese ore and ferroalloys

The revenue from the sale of manganese and ferroalloys decreased by 18.2%, from R$ 1,140 billion in 2013 to R$ 0,933 billion in 2014, due to the drop in volume and prices.

Coal

The revenue from the sale of coal decreased by 20.5%, from R$ 2,188 billion in 2013 to R$ 1,740 billion in 2014, due to the drop in prices and suspension of operations of Integra and Isaac Plains, partially offset by the increased volume in Moatize. Suspension of operations of Integra and Isaac Plains was due to the economic unviability of the current market conditions.

Base Metals

Nickel and other products

There was a 17.0% increase in the revenue from these products, from R$ 12,566 billion in 2013 to R$ 14,703 billion in 2014, especially due to the increase in nickel price, responding to the demand cycle, and the increase volume of sales of nickel, due to the return of production at Onça Puma, after recovery of the furnace.

Copper

The revenue from the sale of copper increased by 8.0%, from R$ 3,180 billion in 2013 to R$ 3,434 billion in 2014, due to the increased sales volume driven by the ramp-up of Salobo II, copper operation in Brazil.

Fertilizers

Potash

The revenue from the sale of potash decreased by 16.4%, from R$ 434 million in 2013 to R$ 363 million in 2014, due to the decrease in sales volume and prices due to the lower demand resulting from weak conditions in the global market of fertilizers.

Phosphate

The revenue from the sale of phosphate decreased by 4.1%, from R$ 4,443 billion in 2013 to R$ 4,259 billion in 2014, due to the decrease in prices due to the lower demand resulting from weak conditions in the global market of fertilizers.

Nitrogen

The revenue from the sale of nitrogen decreased by 17.2%, from R$ 990 million in 2013 to R$ 820 million in 2014, partially due to the sale of the company Araucária in 2013.

Other products and services

The revenue from other products and services increased by 26.9%, from R$ 1,850 billion in 2013 to R$ 2,347 billion in 2014, due to the drop in the sale of steel.

Costs of Business Areas

Comments on the Cost of Business Areas

The cost of product sold was R$ 50,003 billion in 2014, a R$ 5,523 billion increase compared to R$ 44,480 billion in 2013, especially due to exchange variation and greater volume sold. The cost of ferrous minerals increased by R$ 5,082 billion (19.7%) and the cost of base metals increased by 747 million (7.5%), both increases especially due to the greater volume sold. Moreover, costs with coal and fertilizers increased by R$ 29 million and reduced by R$ 293 million, respectively.

Costs related to each business area are detailed below:

CPV BY BUSINESS AREA

in R$ million	2013	2014
Ferrous	25,758	30,840
Base metals	10,088	10,835
Coal	2,485	2,514
Fertilizers	4,699	4,406
Others	1,450	1,408
Cost with no depreciation	44,480	50,003

It is important to note that all amounts mentioned were considered after discounting depreciation.

Sales and administrative expenses

Sales and administrative expenses decreased by 7.2%, from R$ 2,804 billion in 2013 to R$ 2,603 billion in 2014, especially due to the continuous simplification of our corporate structure.

Research and development expenses

Research and development expenses remained stable, from R$ 1,745 billion in 2013 to R$ 1,738 billion in 2014.

Noncurrent asset impairment

In 2014, asset impairment totaled R$ 2,713 billion mainly due to Vale Fertilizantes and Vale BSGR Limited, in the amount of R$ 5,593 billion, and the review in the impairment of Onça Puma, which was registered in 2012, in the amount of R$ 4,295 billion. Impairment in 2013 registered in the amount of R$ 5,390 billion refers mainly to the suspension of the Rio Colorado Project (“PRC”) in the amount of R$ 4,963 billion and pelleting plants in the amount of R$ 427 million.

Pre-operational and operation stoppage expenses

In 2014, pre-operational and operation stoppage expenses were R$ 2,563 billion, representing a R$ 1,472 billion decrease compared to 2013, especially due to lower expenses with the Rio Colorado and Long Harbor Projects.

Other operational expense/income

Other operational expenses increased by 18.7%, from R$ 2,157 billion in 2013 to R$ 2,560 billion in 2014. If excluding the transaction nonrecurring positive effect of the sale of 25% of payable gold flow produced as byproduct of the copper mine of Salobo during the mine life, and 70% of payable gold flow produced as byproduct of the nickel mines in Sudbury — Coleman, Copper Cliff, Creighton, Garson, Stobie, Totten, and Victor  paid in the first quarter in 2013, expenses would decrease by 3.4% from 2013 to 2014.

Loss in the measurement or sale of noncurrent assets

The result of the sale of assets decreased by 13.2%, from R$ 508 million in 2013 to R$ 441 million in 2014. In 2013, the result referred to the loss in the sale of Tres Valles, while in 2014 the loss referred to the termination of the area of Vale Canada Limited. For more information, see explanatory note 30 in the Company financial Statement.

Result from shareholding

The result from shareholding increased by 14.2%, from R$ 999 million in 2013 to R$ 1,141 billion in 2014, especially due to discontinued consolidation of VLI into Vale results.

Net Financial Results

Net income decreased by 20.0%, from R$ 18,442 billion expense in in 2013 to R$ 14,753 billion expense in 2014, due to the impact of the Fiscal Recovery Program — REFIS (“REFIS”), registered in 2013.

Taxation on profits

In 2014, the net income tax expense was R$ 2,600 billion, compared to R$ 15,249 billion in 2013, basically due to company results abroad taxed at rates other than the ones applicable to the controlling company and the inability to reduce the impairment of certain assets.

Net profit attributable to controlling shareholders

Net loss in the amount of R$ 258 million in 2013 turned into net profit of R$ 219 million in 2014, especially due to factors mentioned above.

Analysis of equity accounts

in R$ billion	2013	AV (%) (1)	2014	AV (%) (1)	Variation (%) (2013 x 2014)
Current
Assets

Cash and cash equivalents	12,465	4.3	10,555	3.4	(15.3)
Short-term investments	0,008	—	0,392	—	n/a
Derivatives financial instruments	0,471	0.2	0,441	0.1	(6.4)
Accounts Receivable	13,360	4.6	8,700	2.8	(34.9)
Related parties	0,611	0.2	1,537	0.5	151.6
Inventory	9,662	3.3	11,956	3.9	23.7
Taxes on estimated profit	5,563	1.9	4,200	1.4	(24.5)
Taxes to be refunded	3,698	1.3	4,515	1.5	22.1
Advances to suppliers	0,292	0.1	0,256	0.1	(12.3)
Others	2,151	0.7	1,524	0.5	(29.1)
Non-current assets held for sale	8,822	3.0	9,669	3.1	9.6
	57,103	19.6	53,745	17.4	(5.9)

Non-current

Related Parties	0,253	0.1	0,093	—	(63.2)
Loans and financing	0,564	0.2	0,609	0.2	8.0
Legal deposits	3,491	1.2	3,370	1.1	(3.5)
Taxes on profits to be refunded	0,899	0.3	1,271	0.4	41.4
Taxes on profits deferred	10,596	3.6	10,560	3.4	(0.3)
Taxes to be refunded	0,668	0.2	1,064	0.3	59.3
Derivatives financial instruments	0,329	0.1	0,231	0.1	(29.8)
Deposit for incentives and reinvestment	0,447	0.2	0,180	0.1	(59.7)
Others	1,730	0.6	1,693	0.5	(2.1)
	18,977	6.5	19,071	6.1	0.5

Investments	8,397	2.9	10,978	3.6	30.7
Intangibles	16,096	5.5	18,114	5.9	12.5
Fixed Assets	191,308	65.5	207,507	67.0	8.5
	234,778	80.4	255,670	82.6	9.1
Total Assets	291,881	100.0	309,415	100.0	6.0

(1) Relative to asset total

	2013	AV (%) (1)	2014	AV (%) (1)	Variation (%) (2013 x 2014)
Liabilities and shareholders’ equity
Current
Accounts Payable to suppliers and contractors	8,837	3.0	11,566	3.8	30.9
Salaries and employment taxes	3,247	1.1	3,089	1.0	(4.9)
Derivatives financial instruments	0,556	0.2	3,760	1.2	576.3
Loans and financing	4,158	1.4	3,768	1.2	(9.4)
Related Parties	0,479	0.2	0,813	0.3	69.7
Taxes on profit — Refinancing Program	1,102	0.4	1,213	0.4	10.1
Taxes to be refunded	0,766	0.3	1,461	0.5	90.7
Taxes on estimated profit	0,886	0.3	0,937	0.3	5.8
Pension and retirement benefits	0,227	0.1	0,177	—	(22.0)

Asset retirement obligation	0,225	0.1	0,361	0.1	60.4
Other	0,985	0.3	1,074	0.3	9.0
	21,468	7.4	28,219	9.1	31.4

Liabilities related to non-current assets held for sale	1,050	0.4	0,294	—	(72.0)
	22,518	7.8	28,513	9.2	26.6
Non-current

Derivatives financial instruments	3,496	1.2	4,276	1.4	22.3
Loans and financing	64,819	22.2	72,749	23.6	12.2
Related Parties	0,011	—	0,288	0.1	n/a
Pension and retirement benefits	5,148	1.8	5,941	1.9	15.4
Legal provisions	2,989	1.0	3,405	1.1	13.9
Taxes on profit — Refinancing Program	15,243	5.2	15,572	5.0	2.2
Taxes on profits deferred	7,562	2.6	8,874	2.9	17.3
Asset retirement obligation	5,969	2.0	8,588	2.8	43.9
Participation Debentures	4,159	1.4	4,584	1.4	10.2
Non-controlling shareholders’ redeemable share	0,646	0.2	0,645	0.2	(0.2)
Others	7,200	2.5	6,379	2.0	(11.4)
	117,242	40.1	131,301	42.4	12.0
Shareholders’ Equity
Class A preferred shares - 7,200,000,000 authorized shares, with no par value and 2,027,127,718 issued (2013 - 2,108,579,618)	29,475	10.1	47,421	15.3	60.9
Common shares - 3,600,000,000 authorized shares, with no par value e 3,217,188,402 issued (2013 - 3,256,724,482)	45,525	15.6	29,879	9.7	(34.4)
Treasury shares - 59,405,792 preferred shares (2013 -140,857,692) and 31,535,402 common shares (2013 — 71,071,482)	(7,838)	(2.7)	(2,746)	(0.9)	(65.0)
Operating results with non-controlling shareholders	(0,840)	(0.3)	(0,970)	(0.3)	15.5
Result from share conversion/issuance	0,050	—	0,050	0.0	0.0
Equity valuation adjustment	(2,815)	(1.0)	(5,000)	(1.6)	77.6
Accumulated conversion adjustment	15,527	5.3	24,248	7.8	56.2
Accumulated profits	69,262	23.8	53,085	17.3	(22.8)
Total controlling shareholders’ equity	148,346	50.8	146,385	47.3	(1.3)
Non-controlling shareholders’ interest	3,775	1.3	3,187	1.1	(15.6)
Total equity	152,121	52.1	149,601	48.4	(1.7)
Total liabilities and equity	291,881	100.0	309,415	100.0	6.0

(1) Relative to total liabilities and shareholders’ equity.

Position on December 31, 2013 compared to the position on December 31, 2014

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2014, the Company had 55% of assets related to Brazilian reais, 12% to US dollars, 19% to Canadian dollars and 14% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial Statements, especially the depreciation of the real by 13 % against the US dollar between December 31, 2013 and 2014.

Current Assets

Cash and cash equivalents

The 15.3% decrease, from R$ 12,465 billion on December 31, 2013 to R$ 10,555 billion on December 31, 2014, occurred as a function of the non-recurring transaction of the sale of 25% of payable gold flows in 2013 and the negative impact from the drop of commodities prices in the generation of operational cash flow in 2014, partially offset by the increase of volume and reduction of expenses.

Inventories

The 23.7% increase, from R$ 9,662 billion on December 31, 2013 to R$ 11,956 billion on December 31, 2014, was mainly due to the ramp up of the distribution center in Malaysia, as well as exchange variation.

Taxes on estimated profit

Taxes on estimated profit decreased by 24.5%, from R$ 5,563 billion on December 31, 2013 to R$ 4,200 billion on December 31, 2014, due to offset values of income tax and social contribution.

Non-current assets held for sale and discontinued operations

The sale of assets totaled R$ 9,669 billion on December 31, 2014, refers mainly to the divestment in power generation assets and share held in the assets in Nacala, comparing to R$ 8,822 billion on December 31, 2013 refers to the sale of power generation assets and general load.

Noncurrent Assets

Deferred taxes on profit

The amount of deferred taxes on profits decreased by 0.3%, from R$ 10,596 billion on December 31, 2013 to R$ 10,560 billion on December 31, 2014, due to fiscal loss.

Investments

Investments increased by 30.7%, from R$ 8,397 billion on December 31, 2013 to R$ 10,978 billion on December 31, 2014, reflecting the investment increase on affiliates due to the consolidation of Vale Logística da Argentina S.A. which investment was partially sold and the remaining portion is no longer consolidated.

Fixed Assets

Fixed assets increased by 8.5%, from R$ 191,308 billion on December 31, 2013 to R$ 207,507 billion on December 31, 2014, due to Capex execution, mainly the S11D project, including the Integrated Logistic Corridor of Nacala - CLN and partial impairment of assets related to Onça Puma in 2012.

Current liabilities

Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors increased by 30.9%, from R$ 8,837 billion on December 31, 2013 to R$ 11,566 billion on December 31, 2014, was basically due to the extension on the average due date of payments.

Derivatives

Derivatives increased by 576.3%, from R$ 0,556 billion on December 31, 2013 to R$ 3,760 billion on December 31, 2014, basically due to appreciation of US dollar against real, with a loss in swap mark-to-market, which goal is to reduce the volatility of cash flow.

Loans and financing

The 9.4% reduction in the long-term loan current debt, from R$ 4,158 billion on December 31, 2013 to R$ 3,768 billion on December 31, 2014, was due to the due date of long term debts, acquired in reais.

Liabilities related to non-current assets held for sale and discontinued operations

Liabilities related to non-current assets held for sale decreased by 72.0%, from R$ 1,050 billion on December 31, 2013 to R$ 0,294 billion on December 31, 2014, due to the conclusion of the general load sale and negotiation at the Nacala corridor with Mitsui.

Noncurrent Liabilities

Derivatives

Derivatives increased by 22.3%, from R$ 3,496 billion on December 31, 2013 to R$ 4,276 billion on December 31, 2014, basically due to appreciation of US dollar against real, with a loss in swap mark-to-market, which goal is to reduce the volatility of cash flow.

Loans and financing

Loans and financing increased by 12.2%, from R$ 64,819 billion on December 31, 2013 to R$ 72,749 billion on December 31, 2014, reflecting exchange variation, as considerable portion of loans were acquired in foreign currency.

Provisions for contingencies

Provisions for contingencies increased by 13.9%, from R$ 2,989 billion on December 31, 2013 to R$ 3,405 billion on December 31, 2014, reflecting the changes to the prognosis of part of the lawsuits where Vale appears as party.

Obligations for asset retirement

Obligations for asset retirement increased by 43.9%, from R$ 5,969 billion on December 31, 2013 to R$ 8,588 billion on December 31, 2014, was due to the reduction in the discount rate and annual revision of realized estimates.

Debentures

Debentures increased by 10.2%, from R$ 4,159 billion on December 31, 2013 to R$ 4,584 billion on December 31, 2014, due to mark-to-market.

Shareholders’ Equity held by Controlling Shareholders

Shareholders’ equity held by controlling shareholders decreased by 1.3%, from R$ 148,346 billion on December 31, 2013 to R$ 146,385 billion on December 31, 2014, due to realization of provisions for shareholders compensation.

Analysis of Operating Results, 2013 vs. 2012

The table below presents the values for the consolidated income Statements for the fiscal years ended December 31, 2012 and December 31, 2013:

	End of fiscal year on December 31				Variation (%)
(in R$ billions) Income Statement	2012	AV (%) (1)	2013	AV (%) (1)	(2012 x 2013)
Net Operating Revenues	91,269	100,0	101,490	100,0	11,2
Cost of products and services	(49,832)	(54,6)	(52.511)	(51,7)	5,4
Administrative and sales expenses	(4,249)	(4,7)	(2,804)	(2,8)	(34,0)
Research and development	(2,886)	(3,2)	(1,745)	(1,7)	(39,5)
Pre-operational and shutdown operation	(3,145)	(3,4)	(4,035)	(4,0)	28,3
Other net operating expenses	(3,981)	4,4	(2,157)	(2,1)	(45,8)
Reduction of noncurrent assets recoverable value	(8,211)	(9,0)	(5,390)	(5,3)	34,4
Gain (loss) in the measurement or noncurrent assets sale	(1,036)	(1,1)	(0,508)	(0,5)	(51,0)
Operating Revenues	17,929	19,6	32,340	31,9	80,4
Result of corporate participations	1,241	1,4	0,999	1,0	(19,5)
Result of disposal of shares in joint ventures and associated companies	—	n/a	0,098	0,1	n/a
Net financial result	(8,239)	(9,0)	(18,442)	(18,2)	123,8
Reduction of investments recoverable value	(4,002)	(4,4)	—	n/a	n/a
Income before income tax and social contribution	6,929	7,6	14,995	14,8	116,4
Taxation on profits	2,595	2,8	(15,249)	(15,0)	(487,6)
Losses from discontinued operations	(0,133)	(0,1)	(0,004)	—	(97,0)
Net income (loss) in the year	9,391	10,3	(0,258)	(0,2)	(102,7)

(1) Relative to the net operating revenue

Year ending on December 31, 2012 compared to the year ended on December 21, 2013

Revenues

The net operating revenue reached R$ 101.940 billion in 2013, compared to R$ 91.269 billion in 2012, corresponding an 11.2% increase. The revenue growth was mainly due to increase in volume and price of iron ore, metallurgic coal and basic metals.

Mineral Ore

Mineral ore sales revenue increased by 15.7%, from R$ 52.959 billion in 2012 to R$ 61.271 billion in 2013, mainly due to price recovery and volume sold.

Pellets

Pellets save revenue increased 1.5%, from R$ 12.778 billion in 2012 to R$ 12.972 billion in 2013, due to better pellet. Pollution concerns in China is making the metallurgic industry increase their installed capacity use, to phase out some of the inefficient plants, and reduce the sintering and pelleting capacity. These measure increased demand for higher quality iron ore, ore lump and pellets staring in 2013’s second semester. Consequently, premium lumps and pellets reached high prices at the end of 2013 and they shall remain high in 2014

Manganese ore and Ferroalloys

Sales revenue from manganese ore and ferroalloys increased 8.1%, from R$ 1.055 billion in 2012 to R$ 1.140 billion in 2013. Manganese sales revenue increase due to greater volume and prices. Ferroalloy sales revenue was slightly lower due to volume drops are the sale of the European operations (Dunkerque and Mo I Rana) concluded at the end of 2012 as well as lower prices.

Coal

Coal sales revenue increased by 3.7%, from R$ 2.109 billion in 2012 to R$ 2.188 billion in 2013, due to increased sales volume, caused by the ramp-up at Moatize, a coal mine in Mozambique, and due to a significant improvement in person and by Carborough Down’s significant performance improvement (a coal operation in Australia, )

Base Metals

Nickel and other products

There was a 7.8% increase in these products’ revenue, from R$ 11.656 billion in 2012 to R$ 12.566 billion in 2013, mainly due increased nickel sales volume.

Copper

Copper sales revenue increased by 39.7%, from R$ 2.277 billion in 2012 to R$ 3.180 billion in 2013, due to increased sales volume increase resulting from Salobo’s ramp-up, a copper operation in Brazil..

Fertilizers

Potash

Potash sales revenue decreased by 23.7%, from R$ 569 million in 2012 to R$ 434 million in 2013, due to a drop in sales volume and price as the result of less demand due to the fertilizer global market’s weak conditions.

Phosphates

Phosphates sales revenue decreased by 9.8%, from R$ 1.366 billion in 2012 to R$ 0.99 billion in 2013, partly due to sales volume and price drop resulting from the fertilizer global market’s weak conditions.

Nitrogen

Nitrogen sales revenues dropped 27.5%, from R$ 1.366 billion in 2012 to R$ 0.990 million in 2013, partially due to the Araucária share sale in 2013’s second quarter.

Other products and services

Sales revenue for other products and services increased by 92.9%, from R$ 959 million in 2012 to R$ 1.850 million in 2013.

Costs of Business Areas

Comments on Cost by Business Area

The cost of sold product was R$ 44,480 billion in 2013, a R$ 1,793 billion increase compared to R$ 42,687 billion in 2012, mainly due to exchange variation and greater sales volume. The cost of ferrous minerals decreased by R$ 59 million (0.2%), especially due to exchange variation while the cost of base metals increased by R$ 923 million. Additionally, costs with coal and fertilizers increased by R$ 452 million and reduced by R$ 252 million, respectively.

Costs related to each business area are detailed below:

CPV BY BUSINESS AREA

in R$ million	2012	2013
Ferrous	25,817	25,758
Base metals	9,165	10,088
Coal	2,033	2,485
Fertilizers	4,951	4,699
Others	721	1,450
Cost with no depreciation	42,687	44,480

It is important to note that all amounts mentioned were considered after discounting depreciation.

Sales and administrative expenses

Sales and administrative expenses decreased 424.0%, from R$ 4.249 billion in 2012 to R$ 2.804 billion in 2013, mainly due to making our organizational structure simples.

Research and development expenses

Research and development expenses decreased 39.5%, from R$ 2.866 billion in 2012 to R$ 1.745 billion in 2013, mainly due to a reduction in our project portfolio and the closing of exploration offices worldwide.

Asset impairment

In 2013 there was reduction in impairment in the amount of R$ 5.390 billion. This reduction was mainly due to suspension of the Rio Colorado Project (“PRC”) in the amount of R$ 4.963 billion and of the pelleting plants, reported to be in the amount of R$ 427 million.] The 2012 reduction in 2012 in the amount of R$ 8.211 billion refers mainly to estimate loss of R$ 5.769 billion and in coal plants in Australia in the amount of R$ 2.139 billion.

Pre-operational expenses and operation shutdown

In 2013, pre-operational expenses and operational shutdown summed up to R$ 4.035 billion, an increase of R$ 890 million relative to 2012, particularly due to greater expenses with the Rio Colorado and Long Harbour projects.

Other operating costs and expenses

Other operating expenses reduced 45.8%, from R$ 3.981 billion in 2012, to R$ 2.157 billion in 2013, mainly due to less contingencies and provisions made during the year, such as, the non-recurring impact of expenses with the Financial Offset for the Exploration of Mineral Resources (CFEM), which was R$ 1.100 billion.

Result from the sale of non-current assets held for sale

Assets sales revenue decreased 51.0%, from R$ 1.036 billion in 2012 to R$ 508 million in 2013, due to losses in the Tres Valles sale; while in 2012, the results referred to losses from the sale of the company Araucária.

Result from Corporate Participations

The result from corporate participations decreased 19.5%, from R$ 1.241 billion in 2012 to R$ 999 million in 2013, mainly due to performance drop at Samarco.

Net Financial result

The net financial expenses dropped 123.8% from R$ 8.239 billion in expenses in 2012 to R$ 18.448 billion in 2013, due to interest rates and fines from the Tax Recovery Program — REFIS (“REFIS”).

Reduction of the investments recoverable value

There was no reduction of investments recoverable value in 2013. The reduction reported for 2012 in the amount of R$ 4.002 billion had an impact on our investment in Norsk Hydro (R$ 2.026 million), on ThyssenKrupp CSA (R$ 1.804 billion), and on the Vale Soluções em Energia (R$ 172 million).

Taxation on profits

In 2013, we recorded a tax expense on net income of R$ 15.249 billion, compared to R$ 2.595 billion in 2012, basically due joining REFIS for the payment of sums relative to taxation on the profit from Vale’s foreign subsidiaries and affiliated companies in 2013 and 2012.

Net income attributed to controlling shareholders

The reduction in net profit, from R$ 9.391 billion in 2012 to the net loss of R$ 258 million in 2013, resulted mainly from the previously mentioned factors.

Analysis of equity accounts

In R$ millions

	2012	AV (%) (1)	2013	AV (%) (1)	Variation (%) (2012 x 2013)
Current
Assets
Cash and cash equivalents	11,918	4,5	12,465	4,3	4,4
Short-term investments	0, 506	0,2	0,008	0	(98,4)
Derivatives financial instruments	0, 575	0,2	0,471	0,2	(18,1)
Accounts Receivable	13,885	5,2	13,360	4,6	(3,8)
Related parties	0,786	0,3	0,611	0,2	(22,3)
Inventory	10,320	3,9	9,662	3,3	(6,4)
Taxes on estimated profit	1,472	0,6	5,563	1,9	277,9
Taxes to be refunded	3,148	1,2	3,698	1,3	17,5
Advances to suppliers	0,523	0,2	0,292	0,1	(44,2)
Others	1,973	0,7	2,151	0,7	9,0
Non-current assets held for sale	0,935	0,3	8,822	3,0	843,5
	45,041	17,3	57,103	19,6	24,0

Non-current

Related Parties	0,833	0,3	0,253	0,1	(69,6)
Loans and financing	0,502	0,2	0,564	0,2	12,4
Legal deposits	3,095	1,2	3,491	1,2	12,8
Taxes on profits to be refunded	0,899	0,3	0,899	0,3	—
Taxes on profits deferred	8,282	3,1	10,596	3,6	27,9
Taxes to be refunded	0,443	0,2	0,668	0,2	50,8
Derivatives financial instruments	0,093	0,0	0,329	0,1	253,8
Deposit for incentives and reinvestment	0,327	0,1	0,447	0,2	36,7
Others	1,000	0,4	1,730	0,6	73,0
	15,474	5,8	18,977	6,5	22,6

Investments	13,044	4,9	8,397	2,9	(35,6)
Intangibles	18,822	7,0	16,096	5,5	(14,5)
Fixed Assets	173,455	65,0	191,308	65,5	10,3
	220,795	82,7	234,778	80,4	6,3
Total Assets	266,836	100,0	291,881	100,0	9,4

(1) Relative to asset total

	2012	AV (%) (1)	2013	AV (%) (1)	Variation (%) (2012 x 2013)
Liabilities and shareholders’ equity
Current
Accounts Payable to suppliers and contractors	9,255	3,5	8,837	3,0	(4,5)
Salaries and employment taxes	3,025	1,1	3,247	1,1	7,3
Derivatives financial instruments	0,710	0,3	0,556	0,2	(21,7)
Loans and financing	7,093	2,7	4,158	1,4	(41,4)
Related Parties	0,423	0,2	0,479	0,2	13,2
Taxes on profit — Refinancing Program	—	n/a	1,102	0,4	n/a
Taxes to be refunded	0,664	0,2	0,766	0,3	15,4
Taxes on estimated profit	1,310	0,5	0,886	0,3	(32,4)
Pension and retirement benefits	0,420	0,2	0,227	0,1	(46,0)
Payable sub concessions	0,133	n/a	—	n/a	n/a
Asset retirement obligation	0,143	—	0,225	0,1	57,3
Other	2,168	0,8	0,985	0,3	(55,3)
	25,344	9,5	21,468	7,4	(15,3)

Liabilities related to non-current assets held for sale	0,345	0,1	1,050	0,4	184,6
	25,689	9,6	22,518	7,8	(12,4)
Non-current

Derivatives financial instruments	1,601	0,6	3,496	1,2	118,4
Loans and financing	54,763	20,5	64,819	22,2	18,4
Related Parties	0,146	—	0,011	—	(92,5)
Pension and retirement benefits	6,762	2,5	5,148	1,8	(22,3)
Legal provisions	4,218	1,6	2,989	1,0	(29,1)
Taxes on profit — Refinancing Program	—	n/a	15,243	5,2	n/a
Taxes on profits deferred	7,001	2,6	7,562	2,6	229,7
Provision for asset retirement	5,472	2,1	5,969	2,0	9,1
Participation Debentures	3,379	1,3	4,159	1,4	23,1
Non-controlling shareholders’ redeemable share	0,995	0,4	0,646	0,2	(35,1)
Others	3,901	1,5	7,200	2,5	84,9
	88,238	33,0	117,242	40,1	33,9
Shareholders’ Equity
Class A preferred shares — 200,000,000] authorized shares with no nominal value and 2,108,579,618 issued (2012 — 2,108,579,618)	29,475	11,0	29,475	10,1	—
Common shares — 3,600,000 authorized shares, no nominal value and 3,256,724,482 issued (2012 — 3,256,724,428)	45,525	17,1	45,525	15,6	—
Treasury shares — 140,857,692 preferred shares (2012 — 140,857,692) and 71,071,482 common shares (2012 — 71,071,482)	(7,838)	(2,9)	(7,838)	(2,7)	—
Operating results with non-controlling shareholders	(0,840)	(0,3)	(0,840)	(0,3)	—
Result from share conversion/issuance	50	—	50	—	—
Equity valuation adjustment	(4,176)	(1,6)	(2,815)	(1,0)	(67,4)
Accumulated conversion adjustment	9,002	3,4	15,527	5,3	72,5
Accumulated profits	78,466	29,5	69,262	23,8	(11,7)
Total controlling shareholders’ equity	149,664	56,2	148,346	50,8	(1,0)
Non-controlling shareholders’ interest	3,245	1,2	3,775	1,3	(1,5)
Total equity	152,909	57,4	152,121	52,1	(1,0)
Total liabilities and equity	266,836	100,0	291,881	100,0	9,4

(1) Relative to total liabilities and shareholders’ equity

Position on December 31, 2012 compared with the position on December 31, 2013

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2013, the Company had 54% of assets related to Brazilian reais, 9% to US dollars, 18% to Canadian dollars and 19% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial Statements, especially the depreciation of the real by 14.6 % against the US dollar between December 31, 2012 and December 31, 1013.]

Current Assets

Cash and cash equivalents.

The 4.6% increase, from R$ 11.918 billion on December 31, 2012 to R$ 12.465 billion on December 31, 2013, occurred as a function of the gold stream operation with gold and resources from asset disposal, partially offset by REFIS payment.

Short-term investments.

The 98.4% reduction, from R$ 506 million on December 31, 2012 to R$ 80 million on December 31, 2013, resulted from bonds maturing in 2013.

Inventories

The 6.4% decrease in inventories, from R$ 10.320 billion on December 31, 2012 to R$ 9.662 billion on December 31, 2013, was due to the operating cycle.

Taxes on estimated profit

There was a 277.9% increase on taxes on estimated profit, from R$ 1.472 billion on December 31, 2012 to R$ 5.563 billion on December 31, 2013, reflecting values to be recovered from losses suffered by companies abroad.

Non-current assets held for sale and phased out operations

Assets sales totaled R$ 8.822 billion on December 31, 2013, reflecting the disposal of energy generation assets and general load, compared to R$ 935 million from December 31, 2012, relative to the disposal of the company Araucária.

Non-current assets

Deferred taxes on profits

The amount of deferred taxes on profits reported increased 27.9%, from R$ 8.282 billion on December 31, 2012 to R$ 10.596 billion on December 31, 2013, due to reported differences relative to share debentures, derivatives, and interest rates equalization on equity.

Investments

Investments dropped 35.6%, from R$ 13.044 billion on December 31, 2012 to R$ 8.397 billion on December 31, 2013, reflecting the final lock-up period for the Norsk Hydro share renegotiation. From this date, the Norsk Hydro shares may be traded in the market, and for this reason we stopped calculating the equity equivalence for this share, as it is not treated as a financial asset available for sale.

Fixed assets

The 10.3 % increase in fixed assets, from R$ 173.455 billion on December 31, 2012 to R$ 191.308 billion on December 31, 2013, occurred due to Capex execution, mainly of the S11D project.

Current liabilities

Accounts payable to suppliers and contractors

The 4.5% reduction in accounts payable to suppliers and contractors, from R$ 9.255 billion on December 31, 2012 to R$ 8.837 billion on December 31, 2013, was basically due to payments made during the term.

Portion of liabilities of long-term loans

The 41.4% reduction in the portion liabilities of long-term loans, from R$ 7.093 billion on December 31, 2012 to R$ 4.158 billion on December 31, 2013, was due to -long-term loans- maturing in 2013.

Liabilities related to non-current assets held for sale and phased out operations

Liabilities related to non-current assets held for sale increased 184.6%, from R$ 345 million on December 31, 2012 to R$ 1.050 billion on December 31, 2013, due to the sale of the energy and general load in 2013.

Non-current liabilities

Derivatives financial instruments

The increase in derivatives financial instruments was 118.4%, from R$ 1.601 billion on December 31, 2012 to R$ 3.496 billion on December 31, 2013, basically due to the appreciation of the American dollar against the real, with a loss in the swaps market, whose purpose is to reduce cash flow volatility.

Loans and financing

The increase in loans and financing was 18.4%, from R$ 54.763 billion on December 31, 2012 to R$ 64.819 billion on December 31, 2013, reflecting the exchange rate variation, since a considerable share of the loans were retained in foreign currency.

Provisions for contingencies

Provisions for contingencies was reduced to 29.1%, from R$ 4.218 billion on December 31, 2012 to R$ 2.989 billion on December 31, 2013, reflecting the REFIS agreements.

Provision with obligations for asset retirement

The reduction of 9.1% in provisions with obligation for asset retirement, from R$ 5.472 billion on December 31, 2012 to R$ 5.969 billion on December 31, 2013, was due to -the annual review of the estimates.

Shareholder Debentures

The 23.1% increase of shareholder debentures, from R$ 3,379 billion on December 31, 2012 to R$ 4,159 billion on December 31, 2013, refers to mark to market.

Shareholders’ Equity of Controlling Shareholders

The shareholders’ equity of the controlling shareholders decreased by 1.0%, from R$ 149,664 billion on December 31, 2012 to R$ 148,346 billion on December 31, 2013, due to period’s income and accrued translation adjustments.

Analysis of Cash Flow 2014 vs. 2013

The following table shows the values related to the consolidated cash flow Statements for the years ended December 31, 2013 and December 31, 2014:

(in R$ million)	2014	%	2013
Operating cash flow:
Net gains (loss)	219	n/a	(258)
Adjustments to consolidate net profit with revenues from operational activities	27,573	(15.1)	32,491
Net revenue from operational activities	27,792	(16.4)	32,233
Net revenue used in investment	(22,360)	(3.4)	(23,150)
Net revenue from (used in) financing	(8,634)	(8.1)	(9,396)
Increase (reduction) in cash and cash equivalents	(3,202)	n/a	(313)
Beginning of the year cash and cash equivalents	12,465	4.6	11,918
Effect of exchange variations in cash and cash equivalents	1,292	50.2	860
End of the year cash and cash equivalents	10,555	(15.3)	12,465

Year ended on December 31, 2013 compared to year ended on December 31, 2014

Net operating revenues

Net operating revenues totaled R$ 27,792 billion in 2014, compared to R$ 32,233 billion in 2013, representing a 16.4% decrease, basically due to the drop in the iron ore price.

Net Operating revenues from (used in) investments

Net revenues used in investments totaled R$ 22,360 billion in 2014, compared to R$ 23,150 billion in 2013, representing a 3.4% decrease, due to the reduction in investment sale.

Net revenue from (used in) financing

Net revenue from (used in)  financing totaled R$ 8,634 billion in 2014, compared to R$ 9,396 billion in 2013, representing a 8.1% decrease, due to the funding levels in 2014.

Analysis of Cash Flow 2013 vs. 2012

The following table shows the values related to the consolidated cash flow Statements for the years ended December 31, 2012 and December 31, 2013:

(in R$ million)	2013	%	2012
Operating cash flow
Year’s net revenues (loss)	(258)	(97.3)	9,391
Adjustments to consolidate the year’s net revenues with operating revenues	32,491	37.9	23,690
Operating net revenues	32,233	(2.6)	33,081
Investments net revenues	(23,150)	(23.1)	(30,093)
Financing net revenues	(9,396)	(519.5)	2,240
Cash and cash equivalents increase (reduction)	(313)	(106.0)	5,228
Beginning of the year cash and cash equivalents increase	11,918	80.8	6,593
Effect of exchange rate variations on cash and cash equivalents	860	786.6	97
End of the year cash and cash equivalents	12,465	4.6	11,918

Year ended on December 31, 2012 compared to the year ended on December 31, 2013

Net Operating Revenues

Net operating revenues were R$ 32.233 billion in 2013 compared to R$ 33.081 billion in 2012, a drop of 2.6%, mainly due to REFIS operations.

Net Operating Revenues (used in) investment

Net revenues used in investments reached R$ 23.150 billion in 2013, relative to R$ 30.093 billion in 2012, a drop of 23.1% due to fixed assets purchase drop.

Net Operating Revenues (used in) financing

Net revenues used in/from financing reached R$ 9.396 billion in 2013, relative to R$ 2.240 billion in 2012, a 519.5% drop due to 2012 funding levels.

10.2 Operating and Financial Results

a) Results of Vale Operations, in particular:

i.              Description of key components of revenue

Net operating revenues totaled R$ 888,278 billion in 2014, with a 13.0% decrease compared to R$ 101.490 billion in 2013, and a 11.2% drop relative to the R$ 91.269 billion in 2012.

Individually, the most important product in terms of revenue generation in 2014, 2013, and 2012 was iron ore.

	Fiscal year ended December 31,
R$ million	2011	%	2012	%	2013	%
Ferrous minerals	67,260	73.7.	75,668	74.6.	60,395	68.4
Iron ore	52,491	57.5.	60,653	59.8.	45,341	51.4
Pellet plant operation services	35	—	—	—	—	—
Pellets	12,743	14.0.	12,972	12.8.	12,397	14.0
Manganese and ferroalloys	1,055	1.2.	1,140	1.1.	933	1.1
Others	936	1.0.	903	0.9.	1,724	2.0
Coal	2,109	2.3.	2,188	2.1.	1,740	2.0
Thermal Coal	504	0.5.	127	0.1.	189	0.2
Metallurgical Coal	1,605	1.8.	2,061	2.0.	1,551	1.8
Basic metals		.		.
Nickel and other products	13,933	15.3.	15,746	15.5.	18,137	20.6
Finished Copper	11,656	12.8.	12,566	12.4.	14,703	16.7
Fertilizers	7,008	7.7.	6,038	6.0.	5,656	6.4
Potash	569	0.6.	434	0.4.	363	0.4
Phosphates	4,926	5.4.	4,443	4.4.	4,259	4.8
Nitrogen	1,366	1.5.	990	1.0.	820	0.9
Others	147	0.1	171	0.2.	214	0.3
Others	959	1.0.	1,850	1.8.	2,347	2.6
Net Revenues	91,269	100.0.	101,490	100.0.	88,275	100.00

In 2014, sales to Asia represented 52.2% of total revenues, lower than 57.1% in 2013 and 56.3% in 2012. Sales to the Americas amounted to 25%, above 19.8% in 2013 and 21.5% in 2012. Revenues from Europe represented 17.8% in this term, 18.6% in 2013, and 17.6% in 2012, while the remainder contributed with 5% of the 2014 revenues.

Considering sales per country, China was responsible for 33.7% of our revenue in 2014, followed by Brazil with 16.4%, Japan with 9.1%, Germany with 6.1%, South Korea with 4.5%, and the USA with 3.6%. In 2013, China was responsible for 40.7% of our revenues in 2013, followed by Brazil with 13.1%, Japan with 8.7%, Germany with 7.0%, and South Korea with 3.9% and the United States with 2.8%. In 2012, China was responsible for 38.2% of our revenue, followed by Brazil with 14.8%, Japan with 10.5%, Germany with 6.3%, South Korea with 4.5%, and the United States with 2.8%.

	Fiscal year ended on December 31,
R$ million	2012	%	2013	%	2014	%
North America	4,626	5.1	5,129	5.1	6,496	7.4
USA	2,593	2.8	2,823	2.8	3,210	3.7
Canada	1,974	2.2	2,242	2.2	3,276	3.7
Others	59	0.1	64	0.1	10	—
South America	15,004	16.4	14,960	14.7	15,561	17.6
Brazil	13,500	14.8	13,295	13.1	13,945	15.8
Others	1,504	1.6	1,665	1.6	1,616	1.8
Asia	51,352	56.3	57,929	57.1	46,076	52.2
China	34,838	38.2	41,277	40.7	29,759	33.7
Japan	9,612	10.5	8,853	8.7	8,532	9.7
South Korea	4,103	4.5	3,897	3.9	3,639	4.1
Taiwan	1,755	1.9	2,103	2.1	1,697	1.9
Others	1,044	1.2	1,799	1.8	2,449	2.8
Europe	16,094	17.6	18,816	18.6	15,732	17.8
Germany	5,719	6.3	7,104	7.0	4,936	5.6
France	1,300	1.4	2,105	2.1	1,329	1.5
United Kingdom	1,858	2.0	2,156	2.1	1,665	1.9
Italy	2,544	2.8	2,263	2.2	345	0.4
Others	4,673	5.1	5,188	5.2	7,457	8.4
Rest of the World	4,193	4.6	4,566	4.5	4,410	5.0
Net Revenues	93,511	100.0	101,490	100.0	88,275	100.0

ii.                                     Factors that materially affected the operating results

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

	Fiscal year ended on December 31,
	2012	2013	2014
	$/metric ton, unless otherwise indicated(6)
Iron ore	207.29	231.30	178.89
Pellets	289.93	317.96	292.39
Manganese	264.51	340.74	283.23
Ferroalloys	2,577.05,	2,286.62 ,	3,422.18,
Coal
Thermal coal	155.19	174.93	159.30
Metallurgical Coal	333.61	280.29	245.76
Nickel	34,660.94	32,038.31	38,679.67
Copper	14,849.08.	14,847.03	14,164.84
Platinum (R$ /oz)	3,110.15	3,175.47	2,971.35
Cobalt (R$ /lb)	23.98	23.66	45.73
Potash	1,037.87	1,864.07	837.78
Phosphates
MAP	1,264.06	1,223.37	1,277.29
TSP	1,029.63	1,007.12	1,010.13
SSP	525.07	573.51	500.64
DCP	1,228.44	1,162.35	1,392.84
Nitrogen	1,167,15	1,113.87	1,423.21

(6)  Amounts converted using the average exchange rate in each period: R$ 1.9546 in 2012, R$ 2.1605 in 2013, and R$ 2.354716 in 2014.

The following table summarizes the average volume sold of main products for the periods indicated.

	Fiscal year ended on December 31,
	2012	2013	2014
Fine iron ore	251,032	251,029	255,877
Pellets	45,382	40,992	43,684
Manganese	1,745	2,116	1,879
Ferroalloys	267	183	151
Coal
Thermal coal	3,134	726	1,152
Metallurgical Coal	4,864	7,353	6,330
Nickel	232	261	272
Copper	285	353	353
Potash	581	531	475
Phosphates
MAP	1,221	1,133	1,040
TSP	713	681	749
SSP	2,446	1,969	2,091
DCP	474	461	493
Nitrogen	1,342	890	680

Iron ore and pellets

The demand for iron ore and pellets is a result of the global demand for carbon steel, which in turn is highly influenced by global industrial production. The pricing of iron ore and pellets is done according to several levels of quality and physical characteristics. Several factors affect the prices of different types of iron ore, such as the iron content in deposits, the size of particles, humidity and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Generally, the classification of ore into thin ore, lump ore and pellet feed determines price differences.

Demand from China has been one of the main drivers of worldwide demand and prices.

Chinese imports of iron ore reached 933 million metric tons in 2014, 15% above the level of 810 million metric tons in 2013, 25% above the 745.5 million metric tons in 2012, and due mainly to the departure of local producers with non-competitive costs, as continual growth of steel production in that country grew only 2%.

Our iron ore prices are grounded in a variety of price option that are usually based on spot indices for the specification of prices charged to clients.  Final prices may be based on spot rates for months prior to the shipping date or the shipping quarter, or according to the spot rate at delivery to customer.

Fine iron ore prices command premiums as a function of the content of iron. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. The average prices for iron ore in 2014 were 23% and 14% lower than the average prices in 2013 and 2012. The average price for pellets in 2013 decreased by 8% relative to average prices in 2013 and increased by 8% relative to average prices in 2012.

Manganese and ferroalloys

The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis.

Coal

The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Since April 2010, the prices for metallurgical coal have been established on a quarterly basis for most volumes sold in the transoceanic market, while some players are selling it on a quarterly basis, and a minority continues to use annual pricing. The prices of thermal coal are set in spot negotiations and/or through annual contracts.

Nickel

Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is heavily affected by production of stainless steel, which represented 68% of consumption in 2014.

Vale has short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with its sales of nickel products to be used for other purposes (high nickel alloys, steel alloys, forging, plating, batteries and special applications), provide stable demand for a significant portion of its annual production. In 2014, 61% of the refined nickel sales were destined to applications outside the stainless steel industry. This, when compared to the industry average of 32% among nickel producers, results in its sales volume being more stable. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices.

Copper

Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product.

Fertilizers

The demand for fertilizers depends on the same market fundamentals as those for global demand for minerals, metals and energy. The rapid per capita growth of emerging economies causes changes in food, marked by an increase in the consumption of proteins, which contributes to higher demand for fertilizers. Demand is also driven by biofuels that are emerging as an alternative source of energy to reduce global dependency on greenhouse gases [sic], and essential raw materials for the production of biofuels — sugar cane, corn and palm — which are intensively used in fertilizers.

Fertilizers are sold in the market mainly on a cash basis using international reference prices, although certain large importers, such as China and India, often sign annual contracts. Seasonality is an important factor for determining price throughout the year, given that agricultural production in each region depends on the climactic conditions of the harvest.

Exchange Rates

The impact of exchange rate variations on Vale’s operational results are described in item “10.2 (b)” of this Reference Form.

b.                                      Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

Most of the Company’s revenues are expressed in US dollars, whereas most of our costs of goods sold are expressed in other currencies, mainly the Brazilian real (54% on December 31, 2014), the US dollar (30% on December 31, 2014), Canadian dollars (13% on December, 31, 2014), Indonesian rupees, Australian dollars, the euro, and others(7). As a result, changes in exchange rates affect the Company’s operating margin.

Most of our long-term debt is expressed currencies other than the Brazilian real, mainly in American dollars (approximately 70% on December 31, 2014). Due to the fact that Vale’s functional currency is the Brazilian real, changes in the value of the US dollar against the

(7)

Brazilian real result in exchange gains or losses on our net liabilities, which, in turn, affect our financial results.

On December 31, 2014 our debt expressed in reais was R$ 20,952 billion. Since most of our revenue is in US dollars, Vale uses derivatives to convert our debt from Brazilian reais to US dollars. As a consequence of the depreciation of the Brazilian real against the US dollar in 2014 and inflation, the net exchange rate and monetary variation caused a negative impact on our net profits of R$ 5,445 billion in the year. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian reais into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 1,8 billion in 2014, of which R$ 11 million generated a negative impact on the cash flow.

Regarding years 2012, 2013 e 2014, most part of the company revenue was in US dollars, while most part of the costs of assets sold was in other currencies, especially real (57% in 2012, 54% in 2013 and 54% in 2014), additional to US dollar (24% in 2012, 27% in 2013 and 30% in 2014), Canadian dollar (15% in 2012, 14% in 2013 and 13% in 2014), Indonesian Rupiah, Australian dollars, Euro, and others. Exchange rates, thus, affected the Company’s operating margin.

Most of the long term debt in years 2012 and 2013 was in currencies other than real, especially US dollar (approximately 70% in 2012 and 70% in 2013). As Vale’s functional currency is real, changes to the US dollar against the real, caused variations to net liabilities, resulting in exchange gains or losses in the financial income.

On December 31, 2012 and December 31, 2013, the debt in reais was R$ 17,552 billion and R$ 18,807 billion, respectively. As most of the revenue was in US dollars, Vale used derivatives to translate the debt in real into US dollars. As consequence of real depreciation against the US dollar in 2012 and in 2013 (additional to inflation, this year), net exchange and monetary variation caused negative impact on net profit of R$ 4,144 billion in 2012 and R$ 6,484 billion in 2013. The net income from swaps and interest rates, structured mainly to translate the debt in real into US dollar to protect cash flow against exchange volatility, produced (i) negative accounting effect of R$ 280 million in 2012, out of which R$ 956 million generated positive cash flow; and (ii) negative accounting effect of R$ 1.872 billion in 2012, of which R$ 362 million generated a positive impact on the cash flow.

i)

j)                Variations in the inflation rates

The company’s revenues are not significantly affected by inflation rates.

Variations attributable to price changes, volume changes and the introduction of new products and services

Vale’s operating revenue is directly affected by changes to its products’ prices and services, as well as by changes to the volumes sold, as discussed in item “10.2(a)(ii)” of this Reference Form.

c.                                       Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer’s financial result

For comments on the inflationary impact, price variations in the main products and exchange rates, see item “10.2 (b)” of this Reference Form.

Vale exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London

Interbank Offered Rate). The natural hedge between US interest rate fluctuations and prices of metals mitigates the volatility of the Company’s cash flow. In the event of an imbalance in this natural hedge, Vale assesses the possibility of contracting financial instruments to provide the desired protection. The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate). Approximately 30% of the debt on December 31, 2014 was in reais and the remaining 70% was in other currencies. Approximately 30% of the debt on December 31, 2013 was in reais, and the remaining 70% are in other currencies. Approximately 35.0% of the debt on December 31, 2012 was in reais, and the additional 65% in other currencies.

On December 31, 2014, around 45.2% of the debt was tied to the floating interest rate, compared to 45.3% on December 31, 2013 and 45.3% on December 31, 2012.

Fuel costs are an important component of our production cost and represented 6.4% of our total cost of products sold in 2014, 7.4% in 2013, and 7.6% in 2012. Decreases in the price of oil and gas impact positively all the Company businesses according to local prices used by each unit. Electricity costs were 2.4% in 2014, 2.7% in 2013, and 3.4% in 2012.

10.3 Relevant effects on Financial Statements

The impairment registered in 2014 resulted in a loss of about R$ 2,713 billion. This amount refers to the Company’s assets recoverable value, based on the premise that includes the discounted cash flow and the commodities price.

Vale does not provide guidance regarding its future financial performance. Vale seeks to disclose as much information as possible about its views on the different markets where it operates, its strategic guidelines and implementation in order to give the capital markets a sound basis for their expectations regarding the Company’s performance in the medium and long term.

a.                                      Introduction or disposal of operating segment

In September 2013, the Company made public its intention to give away the control over its subsidiary VLI S.A. (“VLI”), responsible for operations in the General Load sector. Consequently, the General Load sector in 2013 was treated as under a phasing out process and assets and liabilities were reclassifies as non-current assets/liabilities held for sale.

As part of the closure process, Vale signed share transfer agreements of (a) 20% of the VLI’s capital to Mitsui & Co. Ltd. (“Mitsui”) for the amount of R$ 1,5 billion, (b) 15.9% to Accrued Severance Pay — FGTS (Portuguese acronym) (“FGTS”) in the amount of R$ 2 billion, which equity is managed by Caixa Econômica Federal. , and (c) 26.5% to the investment fund managed by Brookfield Asset Management for the amount of R$ 2,0 billion. This transaction was concluded on April 14, 2014. Revenue from the sale to FI-FGTS and R$ 800 million of proceedings of the sale to Mitsui will be comprised by capital investment on VLI, who issued new shares to Mitsui and FI-FGTS. Amount invested in VLI will be used to fund part of the VLI’s investment plan. The remaining revenue of the transaction, R$ 709 million, was paid directly to Vale by Mitsui.

Additionally, on December 23, 2013, Vale entered into an agreement with a fund managed by Brookfield Asset Management (Brookfield) to sell 26.5% of its share in VLI, for R$ 2 billion. This transaction was concluded on August 19, 2014, and now Vale holds 37.6% of the capital of VLI. Vale, Mitsui, FI-FGTS and Brookfield jointly control VLI, under a shareholders’ agreement. For more information, see items 6.5 and 10.3 in this Reference Form.

b.                                      Incorporation, acquisition or divestiture of stakeholder positions

Main Acquisitions

2014

There were no shareholding acquisitions in fiscal year 2014 that have caused or may cause relevant effects on the financial Statements.

2013

Share increase in the Belvedere coal project.

On January 31, 2013, Vale Belvedere Pty Ltd. signed agreements to complete a purchase option exercised in June 2010 by means of which it purchased 24.5% additional share in the Belvedere da Aquila Resources Limited (Aquila) coal project. The purchase price of A$ 150 million (equivalent to US$ 156 million using the AUD/USD tax rate of 1.04) is equivalent to the market price, using as base date the date when the option is exercised (June 2010), as determined by an independent assessor hired by Vale and Aquila at the time. The outcome of this transaction is that Vale Belvedere Pty Ltd. increased is Belvedere share to 100%. Additionally, Vale Belvedere Pty Ltd. agrees to pay the amount of A$ 20 million (equivalent to US$ 21 million) to settle lawsuits and disputes associated with Belvedere and Aquila.

Overall, Vale paid US$ 338 million for 100% of Belvedere. Belvedere is a future growth option.

It is a project for an underground coal mine located in the southern Bowen Basin, near the city of Moura, in the State of Queensland, Australia. The project was approved by Vale’s Board of Directors. According to preliminary estimates, Belvedere can potentially reach a production capacity of 7.0 million metric tons per year of mainly metallurgic coal.

Increased share in the Capim Branco I and II hydroelectric power plants

On March 12, 2013, Vale, together with Cemiq Capim Branco Energia S.A., purchased, by means of preference rights stipulated in the Consórcio Capim Branco contract, for R$ 223 million , 12.47% shares from Suzano Papel e Celulose S.A. and Suzano Holding S.A. of equity in the Capim Branco I and II, which can produce 1,524 giga watts hour per year of energy until the end of the concession in 2036. The purchase of the additional shares of the Capim Branco I and II hydroelectric power plants adds value to the extent that produces immediate reduction in the cost of energy by our operations. It is a low risk investment with a clearly higher return to Vale’s equity cost.

2012

Assets leasing and potash mining rights

On April 23, 2012, Vale renewed with Petróleo Brasileiro S.A. (Petrobras) the contract renewal for assets leasing and potash mining rights in Sergipe for 30 years, allowing it to continue to explore the potash mine in Taquari-Vassouras and the development of the Carnalita project. When it begins to produce, it has been estimated that Carnalita will have the largest potash operation in Brazil, with an estimated production capacity of 1.2 million tons of potash per year. The contract is in line with Vale’s growth strategy to become one of the global leaders in the fertilizer industry.

Continuing with its corporate structure optimization process, in the second quarter of 2012, Vale acquire more than 10.46% of participation in Empreendimentos Brasileiros de Mineração S.A. (EBM), whose main asset is the participation in the Minerações Brasileiras Reunidas S.A. — MBR (“MBR”), which owns the Ibarito, Vargem Grande, and Paraopeba mines.

As a result of this acquisition, Vale has increased its participation in EBM’s capital to 96.7% and in MBR’s to 98.3%, and the amount of R$ 450 million was known as the result of the operation with non-controlling shareholders in “Net Equity.”

Main investment disposals and asset sales

In accordance with the strategy, the Company continues to reduce our stakes in non-core assets.

The following is a summary of the main disposals and sales of assets during the three-year period under discussion.

2014

Sale of share in Vale Moçambique and the Logistic Corridor of Nacala

On December 9, 2014, Vale announced the execution of an investment agreement with Mitsui, under which Mitsui will hold 15% of Vale’s 95% share in Vale Moçambique (“VM”) (concessionaire of 95% of the Moatize mine) and 50% of Vale’s share in the Logistic Corridor of Nacala (“CLN”).

The transaction is comprised by the capital increase and partial assignment of the debt held by VM and CLN with Vale, and Vale now indirectly holds 81% of the Moatize mine and approximately 35% of the Nacala Logistical Corridor, under joint control with Mitsui.

The amount attributed to Mitsui’s 15% share in VM is US$ 450 million. Moreover, Mitsui may pay US$ 30 million more related to an earn out clause. On the other hand, claw-back clause of up to US$ 120 million is included in these US$ 450 million. The earn outs amounts as well as the claw-back amounts are conditioned to mass recovery goals of the refining plant and production goals agreed upon between Vale and Matsui. As result of these clauses, the final amount attributed to the 15% share in VM may vary between US$ 330 million and US$ 480 million. Additionally, Mitsui will be responsible for funding, pro-rata to its 15% share, its portion in the investment needed to complete the expansion of the Moatize mine, which amount is estimated at US$ 188 million.

Upon concluding the transaction, Mitsui will contribute with US$ 313 million to fund the CLN and, therefore, will hold 50% of these instruments, having joint control with Vale over the CLN. Until conclusion of this transaction and delivery by Mitsui, Vale will continue to fund the CLN with loans by Vale itself.

The conclusion of this transaction is subject to some precedent conditions and is expected to occur in 2015.

The transaction is essential to continue with the investment in Mozambique and Malawi, as it complements funds needed to conclude Moatize and Nacala Logistical Corridor projects. The transaction also supports Vale’s strategy to operate world-class assets, improves its balance sheet and reduces its need of future investment, while minimizing the exposure to project risk.

Sale of shares in Vale Florestar

On June 4, 2014, Vale announced the execution with a subsidiary of Suzano Papel e Celulose S.A. (“Suzano Subsidiary”), company that produces eucalyptus cellulose, an agreement to sell its entire share in Vale Florestar Fundo de Investimento em Participações (“FIP Vale Florestar”), in the amount of R$205 million. All usual precedent conditions and approvals, including by Conselho Administrativo de Defesa Econômica — CADE were complied with and, thus, the transaction was effective on August 8, 2014.

BNDESPar, Petros and FUNCEF, other shareholders of FIP Vale Florestar also sold their respective shares to the Suzano Subsidiary, that now holds 100% of FIP Vale Florestar.

Sale of maritime transport assets and cooperation agreement

In September 2014, Vale Internacional and China Ocean Shipping Company (“Cosco”) entered into a strategic cooperation agreement for maritime iron ore transportation. Under this agreement, four gross 400 thousand tons VLOCs (Very Large Ore Carriers), currently owned and operated by Vale Internacional, will be sold to Cosco. The transaction aims to reduce the asset base and release capital, preserving the maritime iron ore transportation capacity of Vale.

Also in September 2014, Vale Internacional and China Merchants Group entered into an agreement that covers a strategic cooperation between both maritime iron ore transportation companies. Under this agreement, the companies agreed upon a long term freight agreement to carry iron ore from Brazil to China, using VLOCs to be built and operated by China Merchants Group.

2013

Sales of part of the gold flow produced as a by product

On February 28, 2013, Vale Switzerland, after approval by the Board of Directors, finalized the contract with Silver Wheaton Corp. (SLW), a Canadian company with share traded in the Toronto Stock Exchange and in the New York Stock Exchange, for the sale of 70% of payable gold flow produced as a byproduct in certain nickel mines in Sudbury, for a period of 20 years, and with Silver Wheaton (Caymans) Ltd. for the sale of 25% of the payable gold flow produced as byproduct in the Salobo copper mine, for the extent of the mine’s longevity. In addition to the initial payment of US$ 1.9 billion in cash, Vale Switzerland received 100 million in SLW warrants with a strike price of US$ 65 and a 10-year term. Additionally, Vale will receive cash payments in the future for each ounce (oz.) of gold delivered to SLW as per the agreement, at the lowest amount between US$ 400 per ounce (plus a 1% annual adjustments starting in 2016 in the case of Salobo) and the market price.

This transaction frees a considerable amount contained in Vale’s world class basic metals assets, to the extent that it attributes to the payable gold produced in Salobo de amount of US$ 5.32 billion, in addition to the payments of US$ 400 per ounce delivered, given that there will be no additional cost to extract the gold contained in the condensed copper produced at Salobo. The execution of Vale’ strategic plan reinforces the Company’s confidence in the high potential of its world-class basic metals and the belief that they will general significant value to shareholders across the cycles.

The agreement signed with Silver Wheaton (Caymans) Ltd. Was amended on March 2, 2015 for purposes of having the agreement cover the purchase of additional 25% flow of payable gold. Under the terms in the amendment, Vale will receive an initial cash payment in the amount of US$ 900 million, and future payments in cash per ounce (oz) of gold delivered to Silver Wheaton based on the lowest value between US$ 400 per ounce and market value. This amount will be adjusted annually at 1% starting in 2017. Additionally, Vale may also receive an additional payment in cash depending on the decision to expand the copper ore processing capacity in Salobo to 28 Mtpa more before 2036, provided that such additional payment may vary between US$ 88 million and US$ 720 million, depending on the time and size of the expansion).

Sale of shareholding position in VLI

For information on this operation, see item 10.3 (a) above.

Norsk Hydro total share sale

On November 14, 2013, Vale announce that it would sell all of its 22% Norsk Hydro ASA (Hydro) shares, held by its subsidiary Vale Austria Holding GmbH (currently named Vale International Holdings GmbH) (“Vale Austria”), for the price of NOK 25.00 per share, resulting in the amount of NOK 11.196 billion, equivalent to US$ 1.822 billion (equivalent to R$ 4,243 billion). Vale Austria held these shares since 2011, when it restructured its aluminum assets portfolio. After this transaction is concluded, Vale Austria will no longer hold Hydro shares.

In the same operation, on November 9, 2014, Vale Austria Holdings GmbH, currently known as Vale International Holdings GmbH (Vale Austria) sold to Norsk Hydro ASA (Hydro) shares issued by Mineração Paragominas S.A. representing 20% of its capital, as exercise of a put option. The remaining 20% interest held by Vale Austria in the capital stock of Mineração Paragominas S.A. is also subject to a Vale put option, which can be exercised starting on February 28, 2016.

Tres Valles share sales

On December 12, 2013, Vale concluded the Sociedade Contractual Minera Tres Valles (Tres Valles) sale for US$ 25 million (equivalent to R$ 54 million) to Inversiones Porto San Giorgio S.A. (ISG), a company controlled by the Chilean group Vecchiola S.A.

Tres Valles is a company that produces cathode copper in the Coquimbo region in Chile. The transaction included Vale total share of 90% in Tres Valles equity and also certain mining right held by Vale in the Coquimbo region. Tres Valles has underground and opencast mines and it has the production capacity of 18,500 metric tons of cathode copper.

Energy production assets sale

On December 19, 2013, Vale signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) for the sale of 49% of its shares of 9% of Norte Energia S.A. (“Norte Energia”)’s equity, a company in charge of the construction, operation, and exploration of the Belo Monte hydroelectric power plant (Belo Monte), for R$ 305 million, and for the creation of a joint venture of energy generation assets.

For this goal, two distinct vehicles were created to host energy generation projects and assets. In the first, Aliança Norte Energia Participações S.A., (“Aliança Norte”), created by Vale and CEMIG GT, respectively holding 51% and 49% of the capital stock. This company was created in two phases: initially, Vale transferred its 9% share held in Norte Energia to its subsidiary Aliança Norte and, subsequently, CEMIG GT acquired 49% of the shares of this company for approximately R$ 305 million. This transaction was concluded on March 31, 2015, and Vale reduced its share in the total capital of Norte Energia to 4.59%, although it remains entitles to acquiring 9% of the power produced by the plant, according to the terms in the long term power acquisition agreement entered in 2012.

The second vehicle, Aliança Geração de Energia S.A. (“Aliança Geração de Energia”), was formed by Vale and CEMIG GT, respectively with 55% and 45% of the total equity, by means of contribution of its share in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Cadonga. These power plants hold 1.158 MW of attributed installed capacity and an average of 652 MW of secured energy. Electric energy supply to Vale operations will be secured by long-term contracts with Aliança Geração de Energia, in order to maintain the same amount of energy currently supplied to our operations.

The transaction related to Aliança Geração de Energia was concluded on February 27, 2015, and such conclusion had no impact on financial disbursements or income and was executed by delivering the above-mentioned assets.

Purified phosphoric acid sales

On December 20, 2013, Vale signed a contract with Israel Chemicals Ltd. (ICL) for the sale of all of its shares, corresponding to 44.25%, of Fosbrasil’s equity, a company that produces purified phosphoric acid, located in Cajati, in the State of São Paulo, for US$ 52 million.

On December 18, 2014, upon compliance with preconditions, including approval by the Conselho Administrativo de Defesa Econômica (CADE), this transaction was concluded by Vale, that no longer holds any shares in Fosbrasil.

Log-in share sale

On December 26, 2013, Vale, according to the rules in CVM’s Instruction No. 168, from December 23, 1991, as edited, held an auction to dispose of 28,737, 367 of common shares it owned from Log-in Logística Intermodal S.A. (Log-in), a company listed in the BM&FBOVESPA (ticker symbol: LOGN3), corresponding to all of the ordinary shares issued by Log-in and held by Vale, for the price of R$ 8.11 per share, totaling R$ 233 million. The completion of this transaction took place on January 2, 2014.

2012

Sale of CADAM Participation

On April 26, 2012, Vale signed an agreement to sell its participation in 61.5% of Cadam S.A. (CADAM) for US$ 30.1 million (equivalent to R$ 58.0 million), to KaMin LLC (a closed capital American company). CADAM produces kaolin and operated an open mine in the State of Amapá, a processing plant, and a private port, both in the State of Pará. The mine and the plant are interconnected via a 5.8 km pipeline. Vale will receive US$ 30.1 million for CADAM’s share control, to be paid within five years. The transaction was concluded on May 7, 2012. Out of this amount, US$ 11.0 million were paid by Vale by December 31, 2014. CADAM’s sale is part of the Company’s continued efforts to optimize its assets portfolio. Together with the sale of Pará Pigmentos S.A. (PPSA), in 2010, CADAM’s sale consolidates the kaolin sales business.

Sale of Colombia coal assets

On May 25, 2012, Vale, and Vale International Holdings GmbH and Vale International S.A., signed an agreement to sell its thermal coal operations in Colombia to CPC S.A.A, a company affiliated to Colombia Natural Resources S.A.S. (CNR), a closed capital company, for US$ 407 million (equivalent to R$ 843 million) in cash. On June 20, 2012, the transaction was approved by the regulatory authorities of the Netherlands. The sale was concluded on June 25, 2012.

The thermal coal operations in Colombia are an integrated mine-rail-port system consisting of: (a) 100% coal mine in El Hatillo and a coal deposit in Cerro Largo, both in Cesar’s department; (b) 100% of the Sociedad Portuária Rio Córdoba (SPRC), a coal port operation on Colombia’s Atlantic coast, and (c) 8.43% participation in the Ferrocarriles Del Norte de Colombia S.A. (FENOCO) railway, which holds concession and operation of the railway connecting the coal mines to SPRC.

Sale of manganese ferroalloy assets in Europe

On July 10, 2012, Vale and Vale International S.A. signed an agreement to sell its manganese ferroalloy operations in Europe to Glencore Internacional Plc. Subsidiaries, a company listed in the London and Hong Kong stock markets, for US$ 160 million (equivalent to R$ 325 million) in cash, subject to the fulfillment of certain precondition. The manganese ferroalloy operations in Europe consist of: (a) 100% of Vale Manganese France SAS, located in Dunkirk, in France; and, (b) 100% of the Vale Manganese Norway AS, located in Mo I Rana, Norway. The sale was concluded on October 31, 2012.

Sale of marine transport assets

On August 31, 2012, Vale International signed with Polaris Shipping Co. Ltd. (“Polaris”), agreements for the sale, for US$ 600 million, of 10 large ore carriers . These carriers were acquired in 2009 / 2010 and converted from oil tankers to ore carriers, each with an approximate capacity of 300,000 DWT, so that Vale International would have at its disposal a marine fleet dedicated to the transport of iron ore to its clients. The transaction aimed to reduce the asset base, release capital and preserve Vale’s ability to transport iron ore maintaining the ships at its disposal, under freight agreements, but eliminate the risks involved in ownership and operation.

Sale of fertilizer assets

On December 18, 2012, Vale Fertilizantes S.A. signed with Petrobras an agreement to sell the company Araucária Nitrogenados, a nitrogen production operation located in Araucária in the State of Paraná, for US$ 234 million, subject to adjustments. On May 31, 2013, the transaction was closed upon transferring the shares of Araucária Nitrogenados held by Vale Ferilizantes to Petrobras. As expected, payment has been done in quarterly installments, in amounts that are equivalent to the royalties owned by Vale Fertilizantes, parent company of Vale Potássio do Nordeste S.A. relative to the leasing of mining rights at Taquari-Vassouras and the Carnalita project.

CADE approved the transaction with no restrictions on May 15, 2013.

Sale of participation in oil and gas concession

On December 21, 2012, Vale signed an agreement with Statoil Brasil Óleo e Gás Ltda (Statoil) to sell its 25% participation in the BM-ES-22A concession in the Espírito Santo Basin for the amount of US$ 40 million (equivalent to approximately R$ 90 million), in cash. The completion of this transaction happened on March 19, 2014. Vale’s strategy for sustainable growth and value generation encompasses multiple options, and the active management of its portfolio is an important action to optimize the allocation of capital and to focus management efforts.

c.                                       Unusual events or operations

2014

Impairment of assets

The Company identified evidences of impairment in some investments, intangible and fixed assets. Main impairment adjustments are presented below:

		December 31, 2014			December 31, 2013
Assets	Cash Generating Unit	Net Accounting Value	Recoverable Value	Impairment Adjustment	Net Accounting Value	Recoverable Value	Impairment Adjustment
Fixed Assets
Coal	Australia assets (i)	1,228	441	787	—	—	—
Fertilizers	PRC	—	—	—	6,489	1,526	4,963
Fertilizers	Assets in Brazil	10,769	9,193	1,576	—	—	—
Nickel	Operations at Onça Puma	2,245	6,540	(4,295)	—	—	—
Nickel	Operations in New Caledonia	15,071	14,443	628	—	—	—
Iron ore	VGB - Vale BSGR Limited	2,794	—	2,794	—	—	—
Pellets	Pellets assets	—	—	—	527	100	427
		32,107	30,617	1,490	7,016	1,626	5,390
Intangible
Fertilizers	Assets in Brazil	1,223	—	1,223	—	—	—
		1,223	—	1,223	—	—	—
		33,330	30,617	2,713	7,016	1,626	5,390
Investment
Energy	Vale Soluções em Energia S.A.	71	—	71	—	—	—
		71	—	71	—	—	—

2013

On November 2013, Vale decided to join the Tax Recovery Program — REFIS for the payment of amounts relative to taxation on the profit from its subsidiaries and affiliated companies abroad from 2003 to 2012. By joining the REFIS, Vale generated a substation reduction in the amounts under dispute and is in consonance with the Company’s goals to eliminate uncertainties to focus on its business, in order to keep potential benefits from legal appeals under the tax regime for its foreign subsidiaries.

Among the options offered by REFIS legislation, Vale chose to make early payment of debts relative to 2003, 2004, and 2006, and to pay principal tranches, fines and interest for the remaining years of 2005, and 2007 through 2012.

The payments’ face value resulting from Vale’s decision reached the amount of R$ 22.2 billion. Considering early payments and payment of the first tranche, in 2013 R$ 6.0 billion were paid. The remaining amount in 2014, that is, R$ 16.7 billion, will be paid in 166 monthly tranches. For further details, see Explanatory Note No. 19 of the accounting statements relative to the fiscal year ended on December 31, 2013.

2012

Income Tax

In June 2012, the Company decided to incorporate Vale Fertilizantes in the Nague. Consequently, the value of the acquired assets and liabilities stated in the Nague’s accounting statements, deducted from the values amortized in the acquisition date, are the operations’ tax basis. As a result, after the incorporation was concluded, there is no difference between the tax basis and the accounting values of the acquired net assets, and consequently, there is no more deferred income tax liability. The balance of the deferred income tax liability initially stated (accounted for when of the purchasing accounting) totaling R$ 2,533 million, was reverted and fully acknowledged for the fiscal year’s result, in connection with the incorporation g Vale Fertilizantes in the Nague.

Assets recoverable value

Vale found evidence of a reduction in assets recoverable value in some of the investments in affiliated companies and joint ventures and in fixed assets. The following table shows the adjustments made:

		December 31, 2013			December 31, 2012
Assets	Cash Generating Unit	Net Accounting Value	Recoverable Value	Impairment Adjustment	Net Accounting Value	Recoverable Value	Impairment Adjustment
Fixed Assets
Fertilizers	PRC	6.489	1.526	4.963
Nickel	Onça Puma				7.653	1.884	5.769
Pellets	Pelleting Assets	527	100	427	—	—	—
Coal	Australian Assets				3.365	1.226	2.139
Other					386	83	303
		7.016	1.626	5.390	11.404	3.193	8.211
Investment
Aluminum	Norsk Hydro ASA				6.598	4.572	2.026
Metallurgy	ThyssenKrupp				4.387	2.583	1.804
Energy	VSE				207	35	172
		—	—	—	11.192	7.190	4.002
		7.016	1.626	5.390	22.596	10.383	12.213

10.4 Changes in Accounting Practices. Corrections and Remarks.

a.                                      Significant changes in accounting practices

2014

In 2014 there was no significant change in any pronouncement. All pronouncements in 2014 aim adoption of new accounting guidelines starting in 2016, and among which IFRS 15 - Revenue from Contracts with Customers is the most significant one. IFRS 15 covers recognition of revenue from contracts with clients (except contracts within the scope of leasing agreements, insurance agreements, and financial instruments), and replaces the current pronouncements IAS 18 — Revenue, IAS 11 — Construction contracts.

(a) Pronouncements, interpretations, or updates issued by the IASB to be adopted after December 31, 2014

·                  Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

·                  Equity Method in Separate Financial Statements

·                  Accounting for Acquisitions of Interests in Joint Operations

·                  Clarification of Acceptable Methods of Depreciation and Amortization

·                  IFRS 15 Revenue from Contracts with Customers.

(b) Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2014

·                  CVM Deliberation 733, dated December 23, 2014 — Approves the Technical Pronouncements Revision Document no. 07 related to Pronouncements CPC 18, CPC 35 and CPC 37 issued by the Accounting Pronouncements Committee

(C) Pronouncements, interpretations and guidelines issued and/or updated by CPC,  adopted during year 2014

·                  ICPC 09 (R2) — Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method

·                  ICPC 19 - Taxes

·                  ICPC 20 — Defined Limit of Benefit Asset, Minimum Funding Requirements and Interaction

·                  OCPC 07 — Evidence in the Disclosure of Financial-Accounting Reports for General Purpose

·                  OCPC 8 - TECHNICAL GUIDELINES OCPC 08

2013

Starting on January 1st, 2013, Vale adopted the revise pronouncement IAS 19 — Benefits to employees. The Company applied the pronouncement retroactively according to the transition provided in the pronouncement, which (i) eliminated the “hallway” method, (ii) rationalized the changes between assets and liabilities in the plans, acknowledging in the results of the fiscal year the cost of services, interest rate expenses on obligations, interest rate of revenues on the plan’s assets, and (iii) acknowledged in the comprehensive results new measurements of actuarial gains and losses, return of plan’s assets (net revenue of interest rates on assets) and changes in the ceiling effect of onerous assets and liabilities.

For further details, see explanatory note no. 6 of the accounting statements relative to the fiscal year ended on December 31, 2013.

(a) Pronouncements, interpretations issued by the IASB or updates to subsequently adopted the December 31, 2013

·                  Annual Improvements to IFRSs: 2010-2012 Cycle

·                  Defined Benefit Plans: Employee Contributions

·                  Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39

·                  Novation of Derivatives and Continuation of Hedge Accounting

·                  IFRIC 21 Levies

·                  Recoverable Amount Disclosures for Non-Financial Assets

All of the above pronouncements, interpretations, and updates have correlated CPCs that were issued and approved, or that are in the process of being issued and approved by the CVM, with the same adoption dates.

(b) Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2012

There are new pronouncements, interpretations and changes to the IFRS adopted in 2013, as follows. The retrospective impact of the new rules are limited to effects on the revision of CPC 33 (R1) Benefits to employees. For further details, see explanatory note no. 6 of the accounting statements relative to the fiscal year ended on December 31, 2013.

2012

There were no significant changes in the consolidated accounting statements in the fiscal year that ended on December 31, 2012. Vale drafted its consolidated accounting statements in IFRS based on the pronouncements already issued by the CPC and referenced by the CVM. The pronouncements issued by the IASB, and still not referenced by the CVM, will not be adopted in advance by the Company.

Considering the option given by the pronouncement of the CPC 19(R1) Investment in Joint Controlled Enterprise (Joint Venture), issued on August 4, 2011 and anticipating the consequences of the CPC 18(R2) — Investment in Associated Company, Controlled Company and in Joint Venture (correlated to IFRS 11), the Company, for the purposes of consolidated statements, chose not to show its participation in controlled companies of shared control by the proportional consolidated method, and chose to present its investment in these entities using the equity equivalence method in the fiscal year of 2012.

Additionally to what is said above, for specific contracts, the Company assumes risks related to product transportation and negotiates the freight cost directly for the client. However, for these contracts, in 2011 and 2010, the main portion of the freight related to CFR (international term for freight and cost) of iron ore and pellets was recorded as if Vale was an operation agent, appearing in freight net income. Vale reviewed the 2011 and 2010 statements to reflect the income of such sales accordingly with the total value charged from clients. As consequence, freight costs related to this operation appears as cost of sold product.

For more information, see Explanatory Note 2 in the financial statements relative to fiscal year ended on December 31, 2012.

(a)                                 Pronouncements, interpretations, guidelines and revisions approved by the CVM for adoption after to December 31, 2012

·                  Investment Entities

·                  Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

·                  Annual Improvements to IFRSs

·                  Offsetting Financial Assets and Financial Liabilities

·                  Mandatory Effective Date and Transition Disclosures

·                  IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

·                  IAS 19 - Employee Benefits

·                  IFRS 10 - Consolidated Financial Statements

·                  IAS 28 - Investments in Associates and Joint Ventures

·                  IAS 27 - Separate Financial Statements

·                  IFRS 11 — Joint Arrangements

·                  IFRS 12 — Disclosure of Interests in Other Entities

·                  IFRS 13 — Fair Value Measurement

·                  IFRS 9 — Financial Instruments

All of the above pronouncements, interpretations, and updates have correlated CPCs that were issued and approved, or that are in the process of being issued and approved by the CVM, with the same adoption dates.

(b)                           Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2012

·                  CPC 46 — Fair Value Measurement

·                  CPC 36(R3) — Consolidated Statement

·                  CPC 45 — Publication of Participation in Other Entities

·                  CPC 18(R2) — Investments in Associated Companies, Controlled Companies, and Joint Ventures

·                  CPC 33(R1) — Employee Benefits

·                  CPC 19(R2) — Joint Businesses

(c)                            Pronouncements, interpretation, and guidelines issued and / or updated by the CPC to be adopted during the fiscal year of 2012

·                  CPC 17 (R1) — Construction Contracts

·                  CPC 30 (R1)- REVENUE

·                  CPC 40 (R1) — Financial Instruments: Disclosure

·                  CPC 35 (R2) — Separate Statements

b.                                      Significant effects of changes in accounting practices

In 2014, there were no changes to accounting practices adopted by the Company.

The following table summarizes the effects of the Company’s adopting revised pronouncement IAS 19 — Employee benefits, correlated to CPC 33 (R1) starting January 1, 2013, in the comparison period:

	Consolidated
In R$ millions	December 31, 2012
Equity Balance	Original Balance	Effects of changes	Adjusted Balance
Assets
Current
Cash and cash equivalents	11,918	—	11,918
Others	34,123	—	34,123
	46,041	—	46,041
Non-current
Deferred income tax and social contribution	8,134	148	8,282
Others	212,748	(235)	212,513
	220,882	(87)	220,795
Total of assets	266,923	(87)	266,836

Liabilities
Current
Retirement benefits obligations	420		420
Liabilities related to noncurrent assets held for sale	327	18	345
Others	24,924	—	24,924
	25,671	18	25,689
Non-current
Retirement benefits obligations	3,390	3,372	6,762
Deferred income tax and social contributions	7,754	(753)	7,001
Others	74,475	—	74,475
	85,619	2,619	88,238
Shareholders’ equity
Capital stock	75,000	—	75,000
Equity assessment adjustments	(1,422)	(2,754)	(4,176)
Pension fund	—	—	—
Accrued conversion adjustments	8,960	42	9,002
Accrued profits and profits reserve	78,466	—	78,466
Non-controlling shareholders’ equity	3,257	(12)	3,245
Others	(8,628)	—	(8,628)
	155,633	(2,724)	152,909
Total liabilities and shareholders’ equity	266,923	(87)	266,836

	Consolidated
	December 31, 2012
(In million reais) Results	Balance with proportional consolidation	Effects of joint ventures	Balance in proportional consolidation
Income from sales, net	91,269	—	91,269
Cost of products sold and services provided	(49,899)	67	(49,832)
Gross income	41,370	67	41,437
Operating expenses	(23,508)	—	(23,508)
Net financial income	(8,404)	165	(8,239)
Net equity	1,241	—	1,241
Asset Impairment	(4,002)	—	(4,002)
Profits prior taxation on profits	6,697	232	6,929
Taxes on current and deferred profit	2,669	-74	2,595
Net profit	9,366	158	9,524
Loss attribute to non-controlling shareholders	(501)	—	(501)
Net profit attribute to controlling shareholders	9,867	158	10,025
Discontinued operations (Note 12)	—	—	(133)
Net income	9,867	158	9,892

c. Corrections and remarks in the auditor’s opinion

There were no corrections on the opinions drafted by our independent auditors relating to the financial statements for 2012, 2013, and 2014.

There are no paragraphs to emphasize in the financial statements for December 31, 2014.

As result of a difference between practices adopted in Brazil and those defined through the “International Financial Reporting Standards (IFRS)”, the opinion by independent auditors on the accounting statements ending on December 31, 2012, 2013, and 2014 present the emphasis paragraph as follows:

·                  On December 31, 2012, 2013, and 2014:

“As described in Note 2, individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate accounting statements, only related to the evaluation of investments in subsidiaries, affiliates, and joint ventures, by the equity method, as in accordance to IFRS, the fair value method should be adopted.”

As discussed on Note 6 of the 2013 accounting statements, the Company changed how it pays employee benefits in 2013. Our opinion is not an exception in regards to this topic.”

In 2014, KPMG Auditores Independentes assumed as responsible for the independent audit of Company Financial Statements, and issued the report of the financial statements for 2014. Amounts corresponding to years ended on December 31, 2013 and 2012, presented for purposes of comparison were previously audited by PricewaterhouseCoopers Auditores Independentes, who issued reports dated February 26, 2014 and February 27, 2013, respectively, that present no changes.

10.5 Critical Accounting Policies

Preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies.

These estimates are based on the best information available in each fiscal year. Changes in facts and circumstances may lead to revision of estimates, therefore the actual future results may differ from estimates.

Significant estimates and assumptions used by the Company’s Management in preparing these financial statements are thus presented:

a)                                     Mineral reserves and useful life of the mines

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires that the Company assume positions of future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves recorded.

The estimated volume of mineral reserves is based on calculation of the portion of the mines that is depleted, and the estimated useful life of the mine is a major factor in quantifying the provision of environmental rehabilitation of mines during the write-down of fixed assets. Any change in the estimates of the volume of mine reserves and the useful life of the assets linked to them may have a significant impact on charges for depreciation, depletion and amortization, which are recognized in the financial statements as cost of goods sold. Changes in the estimated useful life of the mines could cause a significant impact on estimates of the provision for environmental costs of recovery after write-down of fixed assets and impairment analysis.

b)                                     Disposal of Assets

The Company recognizes an obligation according to the fair value for disposal of assets during the period in which they occur, pursuant to the Accounting Statement’s Explanatory Note 3(b). The Company believes the accounting estimates related to recovery of degraded areas and closure costs of a mine are a critical accounting policy because they involve significant values for the provision and it is expected to involve several assumptions, such as interest rates, inflation, the useful life of the asset considering the current stage of depletion and the projected dates of depletion of each mine. These estimates are reviewed each year.

c)                                      Taxation on profit

The Company recognizes the effect of the deferred tax from the tax loss and/or temporary differences in its consolidated financial statements and the financial statements of the controlling company.

Determination of the provision for income taxes or deferred income tax, assets and liabilities, and any provision for losses on tax credits requires estimates from Management. For each future tax credit, the Company assesses the likelihood of part or the entire asset not being recovered. The provision for devaluation depends on the assessment by the Company, the probability of generating taxable income in the future, on production and sales planning, commodity prices, operating costs, restructuring plans, the costs of recovering degraded areas, and planned capital costs.

d)                                     Provision for legal suits

Provisions for legal suits are only recorded when the possibility of loss is considered to be probable by the legal director and their legal advisers.

Legal suit provisions are recorded when the value of losses can be reasonably estimated. By their nature, legal suits will be resolved when one or more future events occur or fail to occur. The occurrence of such events does not typically depend on the Company’s activities, which makes it difficult to give precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain legal environment in Brazil, and well as in other jurisdictions, involves exercising significant estimates and judgments from management regarding the results of future events.

e)                                      Employee Retirement Benefits

The amounts reported in this section depend on a number of factors that are determined based on actuarial calculations that use several assumptions to determine costs and liabilities, among other things. One of the assumptions used in determining the amounts to be recorded in the financial statements is the discount and corrective interest rate. Any changes in these assumptions will affect the accounting records.

At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to update and discount the fair value of assets and liabilities, costs and expenses, and to determine future values of estimated cash outflows that are necessary to pay pension plan obligations.

f)                                        Reduction in Recoverable Value of Assets

Every year the Company tests the recoverability of its tangible and intangible assets separated by cash-generation unity, usually employing discounted cash flow criteria, which depends on several estimates that are influenced by market conditions prevailing at the time that such recoverability is tested.

g)                                     Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods and to define assumptions, which are mainly based on market conditions existing at balance sheet date

The analysis of the impact if actual results vary from Management’s estimates is presented in 2014 accounting statements’ explanatory note 22 on the topic of Sensitivity Analysis.

10.6 - Internal Controls

a. Degree of efficiency of such controls, and any imperfections and actions taken to correct them

Vale’s Management evaluated the effectiveness of internal controls related to financial statements through a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

Management established a process for evaluating internal controls using a process mapping methodology and risk assessment to identify applicable controls in order to mitigate the risks affecting the Company’s ability to start, authorize, record, process and release relevant information in the financial statements.

At the end of fiscal year, based on tests performed by Management during the period, no shortcomings were identified in the implementation of relevant controls. During the fiscal year, whenever mistakes are identified in the implementation of controls, they are corrected through the application of action plans to ensure their correct execution at the end of the fiscal year.

Vale’s Directors understand that the process-mapping and risk-assessment methodology used are adequate to ensure the efficiency, accuracy and reliability of its internal controls.

a)                                           Deficiencies and recommendations on internal controls included in the independent auditor’s report

The independent auditors did not present any deficiencies about the effectiveness of internal controls adopted by Vale.

10.7 Public Sale of Securities

a.                                      How resources resulting from the sale were used

2014

In February 2014, Vale closed the public distribution offer of 1,000,000 (one million) simple debentures, chirographic non-convertible into shares, in up to four series, with par value of R$ 1,0 thousand, total of R$ 1,0 billion. Debentures are to be adjusted and will pay annual interest, according to IPCA + 6.46% per year (equivalent to NTN-B 2020 — 0.15%), IPCA + 6.57% per year (equivalent to NTN-B 2022 — 0.10%), IPCA + 6.71% per year (equivalent to NTN-B 2024 + 0%) and IPCA + 6.78% per year (equivalent to NTN-B 2030 + 0%), and mature in 2021, 2024, 2026, and 2029, depending on the series. Debentures are unsecured guarantees and will be pari passu to all Vale obligations of similar nature.

Net revenue from the Issuance were fully destined to be used or to reimburse expenses, costs and/or debts related to the projects of investment on Company infrastructure deemed to be priority, under the terms in article 2 in Law 12.431, in Decree 7.603 and Order by the Ministry of Transportation.

For more information on this issue, see item 18.5 in this Reference Form.

2013

There was no public sale of securities in 2013.

2012

Vale priced US$ 1 billion in bonds maturing in 2022.

In January 2012, Vale priced the bonds offer from its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.0 billion (equivalent to R$ 2.0 billion). The bonds have a 4.375% coupon rate per year, paid biannually, at a price that is 98.804% of the bond’s face value. These bonds mature in January 2022 and were issued with a 255 basis points spread over the US Treasury bonds, resulting in a 4.525% yield to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used this offer’s net revenues for general corporate purposes.

Vale priced US$ 1.250 billion in bonds maturing in 2022.

In April 2012, Vale priced the bonds offer of its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.6 billion), guaranteed by Vale. Bonds were consolidated in a single series, with Vale Overseas bonds, issued on January 11, 2012, at US$ 1 billion (equivalent to R$ 2.0 billion) with a 4.375% coupon rate and 2022 maturity. Bonds issued in April will have a 4.375% coupon rate of 101.345% of the bond’s face value. These bonds mature in January 2022 and were issued with a 200 basis points spread over the US Treasury bonds, resulting in a 4.205% yield per year to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used the net revenues from this offer for general corporate purposes.

Vale priced €750 million in bonds maturing in 2023

In July 2012, Vale priced the bonds offer of €750 million (equivalent to R$ 1.9 billion) of 10.5 years. Vale will use the net revenue from this offer for general corporate purposes. The notes maturing in 2023, in the amount of €750 million (equivalent to R$ 1.9 billion), have a 3.75% coupon rate per year, paid annually, and were priced at 99.608% of the bond’s face value. The bonds mature on January 10, 2023, and were issued with a 180 basis point spread over the € mid-swap, or a 225.7 basis point spread over the German Bund’s bonds return, resulting in a 3.798% yield per year to the investor. The bonds are an unguaranteed obligation and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from this offer for general corporate purposes.

Vale priced US$ 1.5 billion in bonds maturing in 2042.

In September 2012, Vale price an offer of US$ 1.5 billion (equivalent to R$ 3.1 billion) in bonds with a 5.625% annual coupon rate, paid biannually, and that were priced at 99.198% of the bond’s face value. The bonds mature in September 2042, and were issued with a 300 basis point spread over the US Treasury bonds, resulting in a 5.681% annual yield for the investor. The bonds are an obligation without guarantees and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from the offer for general corporate purposes.

For more information about offers above, see item 18.10 in this Reference Form.

b.                                      Whether there have been relevant deviations between the actual uses of funds disclosed in the offering memoranda of that distribution

There have not been relevant deviations.

c.                                       In the event of deviations, the reasons thereto

There have not been relevant deviations.

10.8 Significant items Not Included in the Financial Statements

a. Assets and liabilities held by Vale, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

i.                     Operational leases, assets and liabilities

·                                          Pelleting operations

Vale maintains an oeprational lease with its entities under common control, Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização, under which Vale leases its pelleting plants. These operational leases are in effect for 3 and 10 years, and are renewable.

Table below presents minimum current future payments, required and non-cancellable, due under the operational lease of four pellet plants (Hispanobrás, Nibrasco, Itabrasco and Kobrasco), for December 31, 2014.

Pelleting Operation	Consolidated
R$ million
2015	169
2016	136
2017	111
2018 forward	101
Total	517

ii.                 offset portfolio of receivables where the entity maintains risks and responsibilities, including respective liabilities

There are no offset portfolio of receivables where Vale maintains risks and responsibilities, that are not included in the Company balance sheet.

iii.             Agreement for future sale and purchase of products or services

There are no agreements for future sale and purchase of products or services that are not included in the Company balance sheet.

iv.              Unfinished construction agreements

There are no unfinished construction agreements that are not included in the Company balance sheet.

v.                  agreements for futures from financing

1.                                      Base Metal

Nickel Operations Project —New Caledonia

Regarding the construction and installment of the nickel processing plant in New Caledonia, Vale offered guarantees for the financing, acquired to pay for this operation, as required by the French Girardin tax law. Vale provided guarantees to the agent acting on behalf of the tax benefit, of investors (BNP Paribas), related to certain payments due by Vale Nouvelle-Calédonie SAS (“VNC”). Consistent with the commitments assumed, construction of the plant ended on December 31, 2012. Additionally, Vale has also committed that the assets associated the Girardin Law would be operated for five years, starting on December 31, 2012, under specific production criteria, which remain consistent with the current plans. Vale believes that the probability of the guarantee being claimed is remote.

2.                                      Participating Debentures

Due to the 1997 privatization, the Company issued debentures for existing shareholder, including the Brazilian Government. The terms of the debentures were established to make sure that the pre-privatization shareholders had a share in potential future benefits, which were to be obtained by means of the exploration of certain mineral resources.

A total 388,559,056 debentures were issued in the nominal amount of R$ 0.01 (one cent of a real), whose value will be adjusted based on the Market Price General Index (“IGP-M”), as defined in the Debenture Deed. On December 31,2014, December 31, 2013, and December 31, 2012, the debentures fair value was R$ 5 million, R$ 4 million, and R$ 3 million, respectively.

The owners of these debentures have the right to receive premiums payable every six months, equivalent to a percentage of the net revenues from certain mineral resources, as per the Debenture Deed. In April and October 2013, the Company paid semi-annual yields in the amount of R$ 13 million and R$ 9 million, respectively. In April and October 2014, the Company paid semestrial compensation in the total amount of R$ 123,7 million and R$ 160,7 million to debenture holders, respectively. The amount of semestrial compensation paid in 2014 include the payment of premium for copper (R$ 12,6 million in April and R$ 9,3 million in October) and, for the first time, the payment of premium for iron ore (R$ 11,1 million in April and R$ 151, 4 million in October).

3.                                      Guarantee granted to affiliates

Vale granted corporate guarantees, according to the shareholding limit, to a facility acquired with Bando Nacional de Desenvolvimento Econômico e Social - BNDES, Caixa Econômica Federal and Banco BTG Pactual S.A. by its affiliate Norte Energia.  On December 31, 2014, the amount guaranteed by Vale was R$ 1,385 million. On December 31, 2013 and 2012, the amount guaranteed by Vale was R$ 695 million and R$ 188 million, respectively.

On December 31, 2014, the company had granted a total of R$ 1,195 million in guarantee for the loan of Companhia Siderúrgica do Pecém S.A. — CSP, corresponding to its shareholding position in that company.

b.                                      other items not evident in the financial statements

Base metals operations

Nickel Operations — New Caledonia

In October 2012, Vale signed an agreement with Sumic, shareholder of VNC, to reflect Sumic’s agreement with the dilution of its share in VNC from 21% to 14.5%. Originally, Sumic has the option to sell his VNC shares to Vale if the defined cost of the initial project of nickel development exceeded the R$ 12 billion (US$ 4,6 billion) limit and an agreement in case if lack of consent on how to proceed with the project. On May 27, 2010, the limit was reached. Vale discussed it and decided to extend the option. As a result of the October 2012 agreement, the option’s trigger change from a cost limit to a production limit, which should have been achieved in December 2014. VNC did not achieve test production in December 2014. In February 2015, Vale entered into another amendment to the Sumic’s Shareholders’ Agreement, which altered the test production and extended it to December 2015. If VNC achieve test production by December 2015, the option is automatically terminated and Sumic remains as shareholder of VNC. If VNC fails to achieve test production by December 2015, the option is automatically triggered and Sumic will sell its share to Vale.

Nickel Operations — Indonesia

In October 2014, our subsidiary PT Vale Indonesia TBK (“PTVI”), a company listed in Indonesia, renegotiated its operation license (known as Contract of Work - “CoW”). Renegotiation included the following key points: (i) Royalty — royalty will be 2% of matte nickel sales and will increase to 3%, based on a defined nickel price limit; (ii) Divestment — the Company agrees upon divesting 15% of its share within five years while partner Sumitomo Mining Metal Co., Ltd will also divest 5% of its share; (iii) Continuity of Business Operations — provided that the Company complies with its obligations under the CoW, which may require the continuous right to operate until; (iv) Size of the CoW Area — PTVI, which will reduce its CoW area by 72 kha, with no impact on the deployment of the growth strategy; (v) Domestic Processing — PTVI — in agreement with the obligation to use domestic processing and refining; and (vi) Priority to Use Workforce, Products, and Services— PTVI — in agreement with the obligation to prioritize the use of domestic workforce and services. The renegotiated agreement had net impact , recorded as loss in the measurement or sale of noncurrent assets equal to R$ 441 million (US$ 167 million) due to the reduction to the CoW area.

·                                          Nickel Operations — Canada

The Development Agreement, as amended, between Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) rule VNLI rights and obligations related to the development and operation of the Voisey’s Bay mine as well, as obligations on processing in the Province and exporting of concentrate copper and nickel.

On December 19, 2014, the Sixth Amendment of the Development Agreement was signed (“Sixth Amendment”). The Sixth Amendment, among other things: (i) increase the amount of concentrate nickel that VNLL is allowed to export to the Province in additional 94,000 tons, higher or lower than the existing limit of 539,000 tons, (ii) extends the term applicable for VNLL to export concentrate nickel to December 2020, and (iii) allows VNLL to export medium content concentrate nickel (“middlings”), at VNLL discretion, to achieve the ramp-up schedule for the processing plant in Long Harbour (“LHPP”). In turn, VNLL has agreed, among other things, upon: (i) return to the Province a number of nickel units to be processed equivalent to the exported amount, (ii) replacing middlings with an equivalent number of nickel units within twelve months from the date when middlings were exported, (iii) making certain payments to the government related to the additional amount of concentrate nickel exported by VNLL; (iv) diligently proceeding with the building of LHPP, and (v) investing on the Province community.

Additionally, for commitments contained in the Sixth Amendment, other key commitments in the Development Agreement, as amended, remain binding. Therefore, under the terms in the Development Agreement, VNLL has a potential obligation guaranteed by letters of credit and other bonds, which may be due and payable if certain commitments related to the underground mine are postponed or unachieved.

In these operations, we offered letters of credit and guarantees in the amount of R$ 2,6 billion (US$ 1 billion) associated to items as environmental claims, commitments with asset retirement, power agreements, post-employment benefits, agreements of community service and importing and exporting commitments.

2. Concessions and Sub-Concession Agreements

Railway transportation companies

The Company entered into concession contracts with the Brazilian Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and passengers, supervised by the National Agency of Land Transportation (ANTT). The accounting records of concessions are classified as intangible assets.

Termination of the concession for the railways Vitória-Minas and Carajás are June 2027. Contractual bases and termination dates of the railroad transportation concessions have not been subject to change in the fiscal year.

The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.

Port Terminals

Vale owns specialized port terminals, as follows:

TERMINAL	GRANTEE	LOCATION	TERMINATION
Terminal de Tubarão	Vale S.A.	Vitória - ES	2039
Terminal de Praia Mole	Vale S.A.	Vitória - ES	2039
Terminal Marítimo de Ponta da Madeira	Vale S.A.	São Luis - MA	2039
Terminal da Ilha Guaíba	Vale S.A.	Mangaratiba — RJ	2039
Terminal de Exportação de Minério	CPBS - Companhia Portuária Baía de Sepetiba	Itaguaí/RJ	2021
Terminal de Gregório Curvo	MCR - Mineração Corumbaense Reunida S.A.	Corumbá/MS	2039

The contractual bases and expiration dates of the railway transport did not change during the period.

Except for Terminal de Exportação de Minério granted to CPBS — Companhia Portuária Baía de Sepetiba, the Adherence Agreements applicable to other port terminals were adapted to the new port law, Law 12.815/2013, and new Agreements were executed in September 2014, for 25 years, renewable for equal periods.

There are no other items not shown in Vale’s financial statements other than those previously reported.

10.9 - Comments on items not shown in the Financial Statements

(a) how these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer financial statements

Vale’s Directors do not expect relevant effects on the operations described in item “10.8” of this Reference Form and not recorded in the financial Statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale’s financial information.

(b) nature and purpose of the operation

For a description of the nature and purpose of each operation, see item 10.8 in this Reference Form.

(c) nature and amount of obligations and rights in favor of the issuer arising out of the operation

For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item “10.8” of this Reference Form.

10.10 - Business Plan

a.                                      Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments.

b.                                      Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity

c.                                       New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services

NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion.

In 2015, investments on corporate social responsibility will be R$ 2,239 million, comprised by R$ 1,751 million in environmental protection and conservation and R$ 488 million on social programs.

In 2014, Vale investments (projects execution and operation maintenance) were R$ 28,207 billion. A total of R$ 18,649 billion were invested on project executions and R$ 9,558 billion on the maintenance of existing operations. Investments on corporate social responsibility summed R$ 2,693 billion, where R$ 2,050 billion are destined to environmental protection, and R$ 0,643 billion to social projects. Investments on acquisitions totaled R$ 162 million in 2014.

Starting in 2013, expenses with Research and Development (R&D) were not included in the investments amount, which, in turn, include project execution and maintenance of existing operations, and are based in disbursements.

In 2013, Vale’s investments (project execution and maintenance of existing operations) cost R$ 30.750 billion. R$ 20.845 were invested in project execution and R$ 9.906 billion in the maintenance of existing operations. Investments in corporate social responsibility reached R$ 2.776 billion, R$ 2.194 billion of which were dedicated to environmental protection and R$ 572 million to social projects.

Acquisition investments summed up to R$ 579 million in 2013. The main acquisitions are discussed in item “10.3” of this Reference Form.

In 2012, investments—excluding acquisitions—were R$ 34.660 billion below what was budgeted. Of the total amount invested in 2012, R$ 22.639 billion was allocated to project development, R$ 2.997 billion to R&D, and R$ 9.025 billion to sustaining existing operations. Investments in corporate social responsibility were R$ 2.626 billion (R$ 2.005 billion earmarked for environmental protection, and R$ 621 million to social projects).

Investments in acquisitions were R$ 1.267 billion in 2012. The main acquisitions are commented on in item “10.3” of this Reference Form

In 2014, Vale started operations in eight projects: the 5th line in Brucutu, Tubarão VIII, Teluk Rubiah, Salobo II, Serra Leste, Vargem Grande, Long Harbour, and Nacala.

In 2013, Vale started operations in five projects: (i) Conceição Itabiritos, an iron ore processing plant in Minas Gerais; (ii) Planta 2, a dry processing plant previously known as Adicional 40 Mtpa, in Pará; (iii) CLN 150, a logistic corridor in Brazil’s Northern System (including Pier IV with its first cradle in Ponta Madeira), (iv) Long Harbour, a nickel and copper hydrometallurgical refinery in Canada, and (v) Totten, nickel and copper mine in Canada.

In 2012,Vale started operations in two projects (a) Salobo I, a copper and gold operation in Pará, and (b) Lubambe, a copper operation located in Africa’s copper belt, in Zambia.

2015 Capital Budget

In December 2014, our Board of Directors approved the investment budget for 2015, including expenditures of US$ 6,358 billion (equal to R$ 14,971 billion) for project execution, and US$ US$ 3,809 billion (equal to R$ 8,969 billion) dedicated to the maintenance of existing operations.

Our main iron ore growth initiatives respond for 71% of the US$ 6,358 billion budget for project development in 2015. These programs include: (i) expansion of our integrated iron ore operations in Carajás (US$ 3,696 billion) through S11D and CLN S11D projects; and (ii) conclusion of Itabiritos project to partially replace the capacity, increase production and improve the quality of the iron ore produced in the South and Southeastern Systems (US$ 659 million), including Conceição Itabiritos II, Vargem Grande Itabiritos and Cauê Itabiritos projects.

The following table shows the estimated allocation of investments for the maintenance of existing operations:

INVESTMENTS TO MAINTAIN OPERATIONS 2015 — ALLOCATION BY BUSINESS AREA

US$ million	Operations	Piles and Rejection Barriers	Health and Safety	Corporate Social Responsibility		Administrative and Others	Total
Ferrous materials	1,203	246	344	108		28	1,929
Base metals	1,039	70	56	193	(1)	31	1,388
Coal	52	7	—	9		10	78
Fertilizers	198	16	12	48		16	290
Others	6	—	7	1		109	123
Total	2,498	339	420	360		194	3,809

(1) Inclui o projeto Clean AER..

The following table shows the main projects under development by Vale and/or by companies in the group:

	Estimated	Investment Made		Expected Investment
	Start-up	R$ millions
Project	Date	2012	2013	2014	2015	Total	Status(1)
Project CLN S11 D Increase logistic capacity of Northern System to support mine S11D, including duplicating approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of cars and locomotives and onshore and offshore expansion at the Ponta da Madeira Maritime terminal Increase nominal logistic capacity on the Carajás Railroad to approximately 230 Mtpa.	1S14 a 2S18	1,290	1,504	3,671	5,729	22,332

Civil works for the foundations to grow the port underway — placement of beams on the North off shore area (43% concluded). On-shore expansion — 9 out of 48 segments to double the railway were delivered in 2014. Railway branch achieved 45% of physical advance.

32% physical advance

Carajás Serra Sul S11D Development of mine and processing plant. Location in the southern mountains of Carajás, Pará. Estimated nominal capacity of 90 Mtpa.	2S16	1,445	1,767	291	3,254	16,196

All the energy centers of the truckless system were received at the site. Transportation of modules to the plant area. Electro-mechanic assembly services on the mine and long distance conveyor belts started.

56% physical advance.

Conceição Itabiritos II Plant adaptation for low content itabiritos processing, located in the Southern System, Minas Gerais. Estimated nominal capacity of 19 Mtpa (without addition of liquid capacity).	2S14	518	366	537	421	2,800	Commissioning and power feeding of secondary and tertiary hematite crushing unit concluded. Test in the hematite circuit. 94% physical advance

Cauê Itabiritos Plant adaptation for low content itabiritos processing, located in the Southern System, Minas gerais. Estimated nominal capacity of 24 Mtpa, with addition of 4 Mtpa liquid capacity. 29% sinter feed, with 65.3% Fe and 4.4% silica, and 71% pellet feed, with 67.8% Fe e 2.8% silica.	2S15	192	503	815	824	3,541	Civil construction of the rejector concluded. Commissioning at the substation plant of crushing unit concluded. 78% physical advance

COAL — MINING AND LOGISTICS

Moatize II	2S15	749	827	1,342	1,481	4,869	First train from Nacala received. Conclusion of the manufacturing of furnaces and conveyors structure. 79% physical advance.

Nacala Corridor Port and railroad infrastructure connect the Moatize site to the maritime terminal of Nacala-à-Velha, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpa.	2S14	725	2,014	3,730	1,526	10,464	First train loaded with coal ran through the entire corridor and was unloaded at the port of Nacala. 82% physical advance.

CSP(2) Development of a steel sheet plant in partnership with Dongkuk e Posco, located in Ceará. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpa	2S15	575	816	428	436	6,052	Assembly of metallic structures underway. Assembly of tracks underway. . 76% physical advance.

(1) Expected investment is related to Vale’s stake in the project.

(2) Status on December 31, 2014

10.11 - Other factors with relevant influence

There are no other factors that have relevantly influenced the Company’s operating performance that have not been identified or commented on other items in this section.

Additional Information subsequent to December 31, 2014

On May 15, 2015, Vale concluded contracting a revolving credit facility in the amount of US$ 3 billion, with a five-year term.

This revolving credit facility will replace the US$ 3 billion revolving credit facility contracted in 2011. Vale also has another credit facility for US$ 2 billion, in a total of US$ 5 billion in revolving credit facilities. This represents an additional liquidity source and may be used by Vale and some of its subsidiaries at any time of their use life (YS$ 2 billion by 2018 and US$ 3 billion by 2020).

The revolving credit facility was contracted with a group created by 24 global banks, led by BNP Paribas, Citibank, Crédit Agricole, and Sumitomo. This group is also comprised by The Bank of Nova Scotia, Intesa San Paolo, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Mizuho, HSBC, Bank of Montreal, TD Securities, Barclays, Industrial and Commercial Bank of China, Société Générale, Standard Chartered, Santander, JP Morgan, Bank of Tokyo-Mitsubishi UFJ, Morgan Stanley, Bank of America, Goldman Sachs, ANZ Banking Group, and DZ Bank.

11.1 Identification of forecasts

Vale provides no quantitative projections about its future financial performance (earnings guidance), as provide din article 20 of Instruction CVM no. 480, from December 7, 2009.

a.                                      Object of projections

Not applicable.

b.                                      Term under consideration and the validity of forecasts

Not applicable.

c.                                       Premises of projections, with an indication of those which can be influenced by the administration of the Company

Not applicable.

d.                                      Values of indicators that are the object of projections for the last 3 fiscal years

Not applicable.

11.2 Follow-up and changes to disclosed projections:

a.              identify which are being replaced by new projections included in the form and which ones are being repeated in the form

Not applicable.

a.                                      regarding projection periods already elapsed, compare the data projected with the effective performance of the indicators, indicating clearly the reasons that led to deviations in the projections

Not applicable.

b.                                      regarding projections for periods still ongoing, to make known if projections are still valid on the date of submission of the form, and, when applicable, explain why they have been abandoned or replaced

Not applicable.

12.1 Description of Administrative Structure

a. Powers of each body and committee

Board of Directors:

The Board of Directors of Vale is comprised of 11 members and their respective deputies, with unified term of two years, and subject to reelection. Under Vale By-Laws, the Chairman of the Board of Directors and Managing Director positions cannot be held by one single individual. Also under the terms of the Bylaws, the Board of Directors has the powers contemplated in law:

I. Electing, evaluating, and removing Vale’s Executive Directors, and determining their attributions

II. Distributing the compensation set by the general assembly among its members and the Executive Board;

III. Attributing to an Executive Director the role of Investors Relations;

IV. Approving policies of selection, evaluation, development, and compensation of the members of the Executive Board;

V. Setting the general direction on the businesses of Vale, its fully-owned subsidiaries and controlled companies;

VI. Approving Vale’s general Human Resource policies proposed by the Executive Board;

VII. Approving strategic guidelines and the strategic plan of Vale proposed annually by the Executive Board;

VIII. Approving Vale’s annual and multi-annual budgets proposed by the Executive Board;

IX. Monitoring and evaluating the financial and economic performance of Vale, being entitled to request reports from the Executive Board with specific performance indicators;

X. Approving investment and/or development opportunities proposed by the Executive Board that exceed the limits established for the Executive Board as defined by the Board of Directors;

XI. Issuing opinions on merger, split-off, or incorporation decisions of which Vale is a party, as well as share purchases, proposed by the Executive Board;

XII. In accordance with the corporate purpose of Vale, making decisions on the setting-up of companies or transformation into a different type of company, direct or indirect participation or withdrawal from other companies, consortia, foundations, and other organizations through exercise of withdrawal rights, exercise or non-exercise of rights of preference in subscription and acquisition, directly or indirectly, of corporate equity or of any other form of participation or withdrawal as prescribed by law, including, but not limited to, merger, split-off, and incorporation of companies in which it participates;

XIII. Approving the corporate risk and financial policies of Vale, proposed by the Executive Board;

XIV. Approving the issuance of simple debentures, not convertible into shares and without collateral, proposed by the Executive Board;

XV. Approving the accounts of the Executive Board, presented in the Annual Management Report, as well as Financial Statements, for later submission for appreciation by the annual general shareholders’ meeting;

XVI. Approving profit application in the fiscal year, distribution of dividends, and, when necessary, capital budget, proposed by the Executive Board, for later submission for appreciation by the annual general shareholders’ meeting;

XVII. Appointing and removing external auditors of Vale, by recommendation of the Supervisory Board, according to item (ii) in § 1 in Article 39;

XVIII. Appointing and removing the person responsible for internal auditing and for the Ombudsman of the company, who shall report directly to the Board of Directors;

XIX. Approving policies and the annual internal audit plan of Vale, as well as to acknowledge the respective reports and determine the adoption of any necessary measures;

XX. supervising the management by Executive Directors and examining at any time the books and papers of Vale, requesting information on contracts executed or to be executed, and any other acts, in order to ensure the financial integrity of Vale;

XXI. Approving alterations in corporate governance rules, including without limitation the accountability and information disclosure processes;

XXII. Approving policies on employee conduct based on the ethical and moral standards described in the Code of Ethics and Conduct of Vale, to be complied with by all managers and employees at Vale, its subsidiaries and controlled companies;

XXIII. Approving policies to avoid conflicts of interest between Vale and its shareholders or managers, as well as on the adoption of measures considered necessary in the event such conflicts arise;

XXIV. Approving Vale’s policies of institutional responsibility, especially those related to: the environment, work health and safety, and the social responsibility of Vale, proposed by the Executive Board;

XXV. Establishing criteria for the Executive Board for purchase of, financed sale of, or placing liens on, fixed assets and for the constitution of encumbrances, compliant with the terms in article 7 in the By-Laws;

XXVI. Approving the provision of guarantees in general for the Executive Board to obtain loans, and finance, and other contracts,

XXVII. Establishing criteria for the Executive Board for the execution of commitments, non-exercise of rights and transactions of any nature, except waiver of preemptive rights in the subscription and purchase of corporate shares, under the terms in item XII in article 14 in the By-Laws;

XXVIII. Approving any matters which are not under responsibility of the Executive Board, under the terms in the By-Laws, as well as matters which limitations are outside of the scope of the Executive Board, as provided for in article 14 in the By-Laws;

XXIX. Approving any reformulations, alterations or amendments to shareholder agreements or consortia contracts or agreements among shareholders or among consortia parties of companies in which the company participates and, moreover, signing of new agreements and/or consortia contracts that address matters of this nature;

XXX. Authorizing the negotiation, signing, or alteration of contracts of any kind or value between Vale and (i) its shareholders, either directly or through intermediary companies, (ii) companies that directly or indirectly participate, in the capital of a controlling shareholder or which are controlled by or are under joint control of entities that participate in the capital of the controlling shareholder and/or (iii) companies in which the controlling shareholder of the Company participates, and the Board of Directors may establish delegations, with standards and procedures that meet the requirements and nature of operations, without prejudice of keeping the aforementioned group duly informed of all company transactions;

XXXI. Comment on any issue to be presented at the annual shareholders’ meeting;

XXXII. Authorizing the purchase of shares of their own issuance for maintenance in treasury, cancelation or subsequent sale;

XXXIII. Approving or delegating to the Executive Board recommendation of persons who should form part of the administrative, consulting, and financial bodies of those companies and organizations in which Vale participates, either directly or indirectly;

XXXIV. Approving recommendations submitted by the Supervisory Board of the Company in the exercise of its legal and statutory attributions.

Advisory Committees:

The Board of Directors counts on the assistance, on a permanent basis of five (5) technical and advisory committees, as follows: Executive Development Committee; Strategic Committee; Finance Committee; Accounting Committee, and Governance and Sustainability Committee.

The mission of these committees is to assist the Board of Directors, including the monitoring of Vale activities, in order to provide more effective and higher quality solutions.

Executive Development Committee:

Under terms of article 21 of the Bylaws, the Executive Development Committee shall be responsible for:

I - Issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II - Analyzing and issuing reports on the proposal of distribution of the annual global amount reserved for compensation of managers and appropriateness of the remuneration model for members of the Executive Board;

III - Submitting and keeping current the methodology of performance evaluation of the members of the Executive Board; and

IV — Helping the Board of Directors to define the goals to evaluate the performance of  the Executive Board.

V - Accompanying the development of the succession plan of the Executive Officers.

Strategic Committee:

Under terms of article 22 of the Bylaws, the Strategic Committee is responsible for:

I — Recommending Vale’s strategic guidelines and strategic plan;

II — Recommending investment and/or divestment opportunities to the Board of Directors;

III — Recommending operations relating to merger, split-off, and incorporation of Vale and its subsidiaries.

Finance Committee:

Under terms of article 23 of the Bylaws, the Financial Committee is responsible for:

I - Evaluating the risks and internal financial control systems of the Company;

II — Evaluating the compatibility between the shareholders remuneration level and the parameters established in the annual budget and financial planning, as well as their consistency with the general policy on dividends and the capital structure of the company;

III — Evaluating Vale’s annual budget and the annual investment plan;

IV - Evaluating Vale’s annual fund raising and risk exposure limit plan;

V- Evaluating Vale’s risk management process;

VI — Accompanying the financial performance of capital projects and current budget.

Accounting Committee:

Under terms of article 24 of the Bylaws, the Comptroller’s Committee is responsible for:

I - Issuing reports on policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

II - Tracking the results of the Company’s internal auditing, and identifying, prioritizing, and submitting to the Board of Directors actions to be monitored by the Executive Board;

III — Evaluating, upon request by the Board of Directors, the internal audit procedures and performance, regarding best practices;

IV — Supporting the Board of Directors, upon request, in the process to choose and evaluate the annual performance of those responsible for Vale’s internal audit

Governance and Sustainability Committee:

Under terms of article 25 of the Bylaws, the Committee on Governance and sustainability is responsible for:

I - Evaluating the efficiency of Vale’s governance practices and the workings of the Board of Directors, and submitting improvements;

II - Submitting improvements to the Code of Ethics and Behavior and the management system in order to avoid conflicts of interest between the company and its shareholders or managers;

III — Evaluating transactions with related parties submitted to analysis of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties

IV — Evaluating the proposal to change Policies that are not attributed to other committees, the By-Laws and Internal Regulations of Vale’s Advisory Committees;

V — Analyzing and proposing improvements to Vale’s Sustainability Report;

VI — Evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long term strategic view;

VII — Supporting the Board of Directors, upon request, in the process to choose and evaluate the annual performance of those responsible for Vale’s Ombudsman;

VIII - Supporting the Board of Directors, upon request, in the process to evaluate the Ouvidoria while dealing with issues related to Ombudsman and violations against the Code of Ethics and Behavior.

Executive Board:

The Executive Board of Vale is comprised by, at least, 6, and at the most, 11 members, with a term of two years, subject to reelection. Under Vale By-Laws, the Chairman of the Board of Directors and Managing Director positions cannot be held by one single individual. Also, under terms of the Bylaws, the Executive Board has the following responsibilities, in addition to those contemplated in law:

I.                                        Approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II.                                   Preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III.                              Complying and requiring compliance with the general direction of the company businesses as established by the Board of Directors;

IV.                               Preparing and submitting, annually, to the Board of Directors, Vale’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V.                                    Preparing and submitting Vale’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI.                               Planning and conducting Vale’s operations and reporting Vale’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII.                          identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII.                     Identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which Vale is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX.                               Preparing and submitting Vale’s finance policies to the Board of Directors, and executing the approved policies;

X.                                    Submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI.                               Defining and submitting to the Board of Directors, upon preparation, the company’s balance sheet, profit distribution, dividend distribution, and, if needed, capital budget;

XII.                          Preparing, at each fiscal year, the Annual Management Report and Financial Statements to be submitted to the Board of Directors and, later, to the general shareholders’ meeting

XIII.                     Adhering to and encouraging adhesion to Vale’s Code of Ethics and Conduct, established by the Board of Directors;

XIV.                      Preparing and submitting to the Board of Directors Vale’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XIV.

XV.                           Authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, contracting of services, whether the company is the provider or receiver of such services, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI.                      Authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII.                 Proposing to the Board of Directors any reformulations, alterations, or amendments of shareholders’ agreements or of agreements among the shareholders of companies in which Vale participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII.            Authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative office or any other type of establishment in this country [Brazil] or abroad;

XIX.                      Authorizing the signing of commitments, waiver of rights, and transactions of any nature, except in regard to the waiver of preemptory rights in subscription and purchase, under the terms in item XII above in matters related to the Board of Directors, and may establish rules and delegate powers, all within the limits of the Executive Board as established by the Board of Directors;

XX.                           Informing the Board of Directors of the limits of the individual responsibility of Executive Directors, within the limits of the Executive Board as established by the Board of Directors;

XXI.                      Establishing, based on the limitations determined by the Board of Directors to the Executive Board, the limitations along the hierarchic line of Vale’s management organization

XXII.                 Laying down voting guidelines to be followed at the General Assemblies or their equivalent by its representatives in the companies, foundations and other organizations in which Vale participates, directly or indirectly, respecting the investment opportunities the , and guidelines approved by the Board of Directors, as well as the respective budget and all within its respective limits in regard to, among other things, indebtedness, the sale of or placing of liens on assets, the waiver of rights, and the increase or reduction of corporate equity;

XXIII.            Complying and requiring compliance with the general direction of the company as determined by the Board of Directors; and

XXIV.             Appointing, for approval by the Board of Directors, the people to be members at management, Consulting, and fiscal boards of the companies and entities where Vale holds interest, including indirect interest

Non-Statutory Committees:

The Executive Board shall have, for advice on a permanent basis, two (2) technical and advisory committees, denominated as follows: Disclosure Committee and Risk Management Committee.

Disclosure Committee:

The primary attributes of the Disclosure Committee are (a) the evaluation of the relevance of acts or events that have occurred and are related to the business of Vale; and (b) the oversight of the disclosure of information to the capital markets pursuant to the terms of the Disclosure Policy. For more information on the Disclosure Committee see item 21.1.

Risk Management Executive Committee:

The primary responsibilities of the Risk Management Executive Committee are issuing an opinion on Vale’s principles and instruments of risk management; and periodic reporting to the Executive Board on (a) the primary risks to which Vale is exposed (by type of risk and/or business) and the impact of these risks on the asset portfolio and cash flow; (b) how the risks are being monitored and managed, and (c) the impact on the profile of risk of the asset portfolio and on cash flow resulting from the inclusion of new investments and/or projects in the business plan, and, if necessary, what strategies of risk mitigation are recommended. The Risk Management Executive Committee reports regularly to the Executive Board, and the latter is responsible for evaluating and approving strategies for risk mitigation over the long term, as recommended by the Risk Management Committee.

Supervisory Board:

The Supervisory Board is comprised by at least 3 and at the most 5 permanent members and the same number of deputy members. The Supervisory Board shall be responsible for exercising the functions attributed to it by the applicable prevailing legislation, in Vale’ By-Laws, and as regulated by its own Internal Rules to be approved by its members.

The Supervisory Board, additionally to attributions set forth in Law 6404/76, is responsible to:

I. Identify critical accounting aspects and analyze appropriate application of generally accepted accounting principles ;

II -                                        monitor the integrity of the financial statements, the annual report, the semestral and quarterly reports of the Company, reviewing financial content decisions in such documents and debating them with the Management and the External Auditor;

III -                                   maintain the communication between the Supervisory Board and the External Audit, under applicable regulation (Rule 10A-3 by SEC and PCAOB AS 16);

IV -                                    comment on the equity and reasonability of operations to alter capital stock, issuance of debentures, or subscription bonus, investment plans or capital budgets, dividend distribution, transformation, incorporation, merger or split, responsibility of the Shareholders’ Meeting, as well as eventual conflicts of interest between the controlling shareholder and minor shareholders of the Company, related to such operations;

V -                                         request to Company Management, books, documents, or information needed to perform its inspection activities;

VI -                                    recommend to the Board of Directors the choice, compensation and removal of the Company’s External Auditor;

VII -                               supervise and evaluate annually the works presented by the External Auditor and, if deemed to be necessary, recommend to the Management the eventual withholding of the compensation and/or removal of the External Auditor;

VIII -                          evaluate and monitor the independence and objectiveness of the External Auditor, debating the audit plan, including the nature of the work, the scope, the audit risks, its effectiveness in line with the applicable regulation, and disclosure obligations prior to the service provision;

IX -                                    deliberate with the External Audit the acquisition of services unrelated to the audit of financial statements, being entitled to pre-approve a list of services that could be provided by the Auditor, to be periodically reviewed;

X -                                         be aware of Internal Audit reports, by the External Auditor and the Controlling Committee, analyzing recommendations and opinions and inviting them to attend, if needed, meetings of the Supervisory Board;

XI -                                    ensure coordination between the Internal Audit and the External Auditor, ensure that the Internal Audit has sufficient resources to perform its functions, review and monitor its effectiveness and that it is in an appropriate position within the Company functional structure;

XII -                      evaluate the report issued by the External Auditor, with material questions addressed to the Management, regarding accounting records, financial statements, internal control systems applicable to Vale and its subsidiaries and affiliates, accompanied by the respective comments and responses by the Management;

XIII. Mediate eventual disputes between Management and the External Auditor regarding the financial statements of the Company, and guarantee that the Board of Directors promptly receives relevant information on questions in the report on internal controls by the External Auditor;

XIV -                           evaluate financial controls, internal controls and the Company risk management system, in order to ensure effectiveness and appropriateness as well as funds spent, qualification, and experience of the responsible parties and their training programs;

XV -                                discuss with the External Auditor, Internal Audit, Controlling Committee, and the Financial Executive Directors, the result of the evaluation of the internal control systems as a whole, aiming its improvement and certifying that recommendations made and not questioned by Executive Directors will be deployed within the appropriate terms;

XVII - Evaluate the effectiveness of procedures adopted by the Company to receive, process and deal with claims related to accounting matters, internal accounting controls, and auditing matters, that should guarantee the confidentiality and unknown identity of the claimant, compliant with applicable laws;

XVIII — prepare the annual budget, including, especially, services provided by external assistants (lawyers, consultants, analysts, and others) for purposes of helping it to achieve its purpose , being entitled to approve the payment to these assistants and any administrative expenses needed for performance of their functions, always compliant with the budget;

XIX — engage in the attributions applicable to its supervision position during Company liquidation, according to applicable laws; and

XX — engage in any other attributions or duties, competence of independent members of the Board, under the terms in the Trading Regulation, according to exemptions granted by the Hong Kong Stock Exchange (HKSE) to the Company.

Internal Audit:

The main role of Vale’s Internal Audit area is to support the management and the Company as a whole to improve its internal controls, in order to allow that eventual deficiencies found are solved effectively and timely. The main mechanism used for evaluation purposes by the Internal Audit are the goals and procedures established in the Annual Audit Plan (“Plan”), approved by the Board of Directors of Vale, evaluating compliance with it by other areas of Vale. The Plan, in turn, is the schedule of audit examinations, as well as budget and resources needed to perform such evaluation. It is based on a methodology focused on risk, including the history of works done, information included by the Management and the Board of Directors. The non-statutory director of Internal Audit should review and adjust the Plan, accordingly, in response to changes in Vale businesses and considering eventual risks, operations, systems, and controls. Any significant deviation from the approved Plan must be notified to the Board of Directors, by the Controlling Committee.

The Internal Audit area was created by the end of the 1960s and is currently directly subordinated to the Board of Directors, and the Controlling Committee, also subordinated to the Board of Directors, accompanies the performance of the Internal Audit.

b.                                      Date of formation of the Supervisory Board, if it is not permanent, and of the formation of the committees.

The Supervisory Board has been a permanently functioning body since September 25, 1997.

The five Advisory Committees were formed by the Board of Directors on December 19, 2001, and pursuant to resolutions of the Special Shareholders’ Meeting held on December 27, 2002, upon which date their existence became part of the Bylaws.

The Disclosure Committee and the Risk Management Committee were formed upon deliberations by the Board of Directors on June 19, 2002 and December 12, 2005, respectively.

c.                                       Mechanisms for evaluating the performance of each body or committee

Pursuant to Chapter VI of the Internal Regulations of the Supervisory Board and provisions of the Sarbanes-Oxley Law, the Supervisory Board evaluates its own performance annually at the end of each audit cycle. The self-evaluation process considers the following: matters covered in monthly meetings, financial Statements, risk management, and internal controls, management and internal audit responsibility, relationship with external auditors, resources and special research, formation of the Supervisory Board, and training and professional development of members. Only the independent auditors of Vale shall have knowledge of the self-evaluation conducted by the members of the Supervisory Board.

As of December 31, 2014, Vale did not have in place mechanisms of formal evaluation of the performance of its Board of Directors and of its Committees. For a description of the individual evaluation of the Executive Directors, see item 12.1(e) of this Reference Form.

d.                                      On Executive Officers, their responsibilities and individual powers

Chief Executive Officer:

Under terms of article 33 of the Bylaws, the Chief Executive Officer has the following responsibilities:

I.                                        Presiding over meetings of the Executive Board;

II.                                   Exercising executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Assembly;

III.                              Coordinating and supervising the activities of the business areas and units that are directly subordinated to him;

IV.                               Selecting and submitting to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, as well as to propose their respective removal;

V.                                    Coordinating and processing the decision-making of the Executive Board in order to prioritize consensual decision among its members. If consensus is not achieved, the Chief Executive Officer may (i) withdraw the subject in debate; (ii) articulate the position of the majority, including making use of the deciding vote or (iii) in the interest of the Company and through well-based reasoning, decide individually on matters of joint deliberation; in this case he must report to the Board of Directors on the use of this prerogative at the first meeting of the Board of Directors that occurs after the corresponding decision. Decisions related to annual and multi-annual budgets and the Strategic Plan and the Annual Report on Administration of Vale shall be taken by a majority of votes, when considering all of the Executive Officers, so long as the favorable vote of the Chief Executive Officer is among the m;

VI.                               Indicating who among the Executive Officers shall replace an Executive Officer in case of a temporary impairment or absence;

VII.                          Keeping the Board of Directors informed about the activities of Vale;

VIII.                     Preparing the annual report and drawing up the balance sheet together with the other Executive Officers.

Executive Officers:

Under terms of article 34 of the Bylaws, the Executive Officers have the following responsibilities:

I — Performing the services for which they are responsible;

II —Participating in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company reporting on matters of the respective areas of responsibility;

III — Complying with and ensuring compliance with the policy and general direction of the company’s business established by the Board of Directors, each being responsible for his specific area of activities; and

IV — Contracting the services of attorneys, consultants, analysts, and other resources necessary for performance of the functions of the Supervisory Board, within budget, as well as contracting experts under terms of article 163 §8 of Law 6,404/76.

In addition to this, under terms of article 28 of the Bylaws and within the limits established for each Executive Officer, decisions on matters affecting the specific area of responsibility of each one shall be made by him alone, so long as the matter does not affect the area of responsibility of another Executive Officer, or in conjunction with the Chief Executive Officer in matters or situations pre-established by the latter.

e. Mechanisms of evaluation of the performance of members of the Board of Directors, of the Committees, and of the Committees and directorate

The members of the Board of Directors are evaluated annually based on their performance according to objective and measurable goals coming from the strategic planning and annual budget approved by the Board of Directors. These goals are based on Vale’s performance, by means of measurement of the following indicators: asset cash flow and general indicators of productivity, safety, and the environment. The goals are monitored by the area of budget and performance management. The final result is approved by Vale’s Board of Directors.

As of December 31, 2014, Vale did not have mechanisms in place for formal evaluation of the performance of members of its Board of Directors and its Committees.

12.2 Description of the rules, policies, and practices relating to General Assemblies

a.                                      Notification Periods

Vale customarily calls for the General Shareholders’ Meetings by notification, at least 30 days before the meeting in the first convocation, and 15 days prior in the second convocation, upon calling, in accordance with the recommendations of the CVM and commitments assumed before the Hong Kong Stock Market.

In addition, pursuant to article 8, §2 of Vale’s Bylaws, a holder of special class preferred shares (Golden Shares) shall be called formally by the company, by means of personal correspondence directed to his legal representative at least fifteen (15) days in advance, for the purpose of considering any matter subject to the right of veto specified in Article 7 of the Bylaws and in item 18 of this Reference Form.

b.                                      Powers

Vale’s General Shareholders’ Meeting has powers pursuant to Law 6.404/76, and the General Shareholders’ Meeting shall be responsible to:

I — amend the bylaws;

II — elect or dismiss, at any time, members of the Company Board of Directors and Supervisory Board, provided that the Board of Directors is entitled to elect and dismiss Company directors and determine their attributions;

III — annually receive accounts from manager and deliberate on financial Statements;

IV — global compensation for Company’s managers and members of the Supervisory Board

V - authorize the issuance of debentures, provided that the Board of Directors may authorize the issuance of debentures in specific cases provided for in Law 6.404/76 and the Company Bylaws;

VI — suspend the exercise of shareholders’ rights;

VII — deliberate on the valuation of assets provided by shareholders to comprise the capital stock;

VIII — authorize the issuance of beneficiaries;

IX — deliberate on the transformation, merger, incorporation and division of the company, its dissolution and liquidation, elect and dismiss liquidating agents and appreciate the accounts; and

X — authorize managers to declare bankruptcy and composition with creditors.

c.                                       Addresses (physical or electronic) at which documents relating to the General Assembly shall be available to shareholders for their review

At Vale’s headquarters at Avenida Graça Aranha n° 26, 12 andar, Centro, city of Rio de Janeiro, State of Rio de Janeiro, Brazil and at the electronic addresses of Vale (www.vale.com) the Comissão de Valores Mobiliários - CVM (www.cvm.gov.br), BM&FBOVESPA — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br); the Securities and Exchange Commission (www.sec.gov) and the Hong Kong Stock Market (www.hkex.com.hk).

d.                                      Identification and handling of conflicts of interests

According to Vale’s Bylaws, the Board of Directors may set policies to avoid conflicts of interest between Vale and its shareholders or its managers, as well as on the adoption of provisions deemed necessary should conflicts of interest arise.

On December 19, 2013, the Board of Directors approved the Policy on Transactions with Related Parties, which sets forth the guidelines and principles to assure that the transfer, onerous or free of charge, of resources, services, or obligations engaging people and/or companies with whom Vale may contract under conditions which are not independent conditions as the ones that characterize transactions with third parties (“Related Parties” and “Transactions with Related Parties”, respectively), is conducted within Market standards, compliant with the best corporate governance practices, the appropriate transparency, prioritizing the best interests of Vale, avoiding abuses or misuse of company assets. This policy applies to Vale, its controlled companies, joint ventures and entities where Vale holds significant influence, Vale shareholders, managers, and controlling shareholders, as well as kin to Vale managers and controlling shareholders. For more information on the Policy on Transactions with Related Parties, see item 16.1 in this Reference Form.

Under terms of the Bylaws and the Policy for Transactions with Related Parties, the Governance and Sustainability Committee may issue reports related to potential conflicts of interest between Vale and its shareholders or managers. The Committee may also evaluate the selection process and conditions of transactions to be considered by the Board of Directors.

Additionally, Vale shareholders or shareholders’ representatives at General Meetings should comply with the following procedure in case of conflict of interests:

·                                The shareholder or shareholder representative must immediately state its particular conflict interest. Should he failed to do so, another person may state such conflict;

·                                As soon as the conflict of interest is stated regarding a specific issue, the respective Vale’s shareholder or shareholder representative will have access only to documents and information on the matter that is disclosed to the Market, under the terms in the effective legislation, and should be away, even physically, of the discussions at the General Meeting, compliant with his legal duties. The statement of conflict of interests, absence, and temporary reservation should be recorded in the minutes.

If requested by the President, the shareholders or shareholder representatives engaged in a situation of conflict of interests may partially attend the discussion, aiming to provide more information on the Transaction with Related Party object of the discussion. In this case, they should be removed at the final portion of the discussion.

e.                                       Request for power-of-attorney by the directors to exercise voting rights

There are no rules, policies or practices for requesting powers-of-attorney by the directors to exercise voting rights in General Shareholders’ Meetings.

f.                                        Necessary formalities to accept powers-of-attorney granted for shareholders, indicating whether Vale accepts powers from shareholders electronically

A shareholder who wishes to attend the General Meetings must provide identification and proof of Vale share ownership issued by the depositary financial institution.

Any shareholder may appoint a proxy, or more than one as the case may be, to attend meetings and vote in his name. If represented by proxy, the shareholder shall comply with the terms of Art. 126, Law No. 6,404/76, and must have been appointed by power-of-attorney no earlier than one year and qualify as a shareholder, manager, attorney who is a Member of the Order of Attorneys of Brazil, or be a financial institution. If the power-of-attorney is in a foreign language, it should be accompanied by corporate documents in the case of a legal entity, and of a letter of mandate duly translated into Portuguese, and notarized and with a consular stamp.

According to CVM’s understanding, under the terms in Circular Order CVM/SEP 002/15, corporate shareholders may be represented at the Meetings by their legal representatives or by duly established attorneys, according to the terms in the acts of incorporation of the shareholder and the applicable rules in the Civil Code. The attorney must not necessarily be shareholder of manager of Vale or, be a lawyer. In case of power of attorney in foreign language, this should be accompanied by corporate documents, related to the corporation and the power of attorney duly translated into Portuguese, consularized and notarized.

For the purposes of facilitating the Assemblies, shareholders represented by proxy may, at their exclusive discretion, deliver the documents within 72 (seventy two) hours prior to the Assemblies.

Vale does not accept powers-of-attorney granted electronically by shareholders.

g.                                      Maintenance of Internet forums and pages intended to receive and share shareholder comments relating to meetings.

Vale does not keep Internet forums and pages for shareholders to receive and share comments relating to meeting minutes. Despite the above, Vale makes available, following the management proposal related to General and Extraordinary Shareholders’ Meetings held on April 17, 2015, an email address (rio@vale.com) where shareholders can solve their questions and find additional clarification on matters included in the agenda.

h.                                      Transmission of meetings by live video or audio.

Vale does not transmit meetings by live video or audio.

i.                                         Mechanisms allowing for inclusion of shareholders’ proposals.

There are no mechanisms allowing for inclusion on the agenda of proposals formulated by shareholders, except for those mechanisms contemplated in applicable law.

12.3. Dates and newspapers of publication of information required by Law no. 6.404/76.

Fiscal Year	Publication	Newspaper – State or Territory	Dates
12/31/2014	Financial Statements	Valor Econômico — SP	03/17/2015
		Diário Oficial do Estado — RJ	03/17/2015
		Jornal do Commercio — RJ	03/17/2015
	Call to General Shareholders’ Meeting to approve the Financial Statements		03/18/2015
03/19/2015
		Valor Econômico - SP	03/20/2015
03/18/2015
03/19/2015
		Diário Oficial do Estado — RJ	03/20/2015
03/18/2015
03/19/2015
		Jornal do Commercio — RJ	03/20, 21, and 22/2015
	Minutes of General Shareholders’ Meeting that approved the Financial Statements	Valor Econômico — SP	04/22/2015
		Diário Oficial do Estado — RJ	04/22/2015
		Jornal do Commercio — RJ	04/22/2015

12/31/2013	Financial Statements	Valor Econômico - SP	03/18/2014
		Diário Oficial do Estado — RJ	03/18/2014
		Jornal do Commercio — RJ	03/18/2014
	Call to the General Shareholders’ Meeting to approve the Financial Statements		03/18/2014
03/19/2014
		Valor Econômico - SP	03/20/2014
03/18/2014
03/19/2014
		Diário Oficial do Estado — RJ	03/20/2014
03/18/2014
03/19/2014
		Jornal do Commercio — RJ	03/20/2014
	Minutes of General Shareholders’ Meeting that approved the Financial Statements	Diário Comércio Indústria & Serviço — SP	04/22/2014
		Diário Oficial do Estado — RJ	04/25/2014
		Jornal do Commercio — RJ	04/22/2014

12/31/2012	Financial Statements	Diário Comércio, Indústria e Serviços - SP	3/15/2013
		Diário Oficial do Estado - RJ	3/15/2013
		Jornal do Commercio — RJ	3/15/2013
	Call to the General Shareholders’ Meeting to approve the Financial Statements	Diário Comércio, Indústria & Serviço - SP	3/15/2013
3/16/2013
3/19/2013

Fiscal Year	Publication	Newspaper – State or Territory	Dates
3/15/2013
3/18/2013
		Diário Oficial do Estado — RJ	3/19/2013
3/15/2013
3/18/2013
		Jornal do Commercio - RJ	3/19/2013
	Minutes of General Shareholders’ Meeting that approved the Financial Statements	Diário Comércio, Indústria e Serviço - SP	4/18/2013
		Diário Oficial do Estado — RJ	4/19/2013
		Jornal do Commercio - RJ	4/18/2013

12.4        Board of Director’s rules, policies and practices

a.             Frequency of meetings

The Board of Directors ordinarily holds meetings once a month, and special meetings whenever called by the Chairman or, in his absence, by the Vice-Chairman or by any other two (2) board members.

Meetings of the Board of Directors are held at the Company headquarters, and may exceptionally be held elsewhere, and attendance may be by means of teleconference, videoconference or other communication means that ensures effective participation and voting authenticity.

b.             Shareholder provisions establishing voting restrictions on members of the Board of Directors

Vale does not have a shareholders’ agreement. However, controlling shareholders of Valepar S.A. signed a Private Shareholders’ Agreement of Valepar S.A. (Shareholders’ Agreement) to be in effect for 20 years from the date of signature, extendable for equal periods of ten years.

The Shareholders’ Agreement sets forth that the signatories agree upon guiding their representatives at General Meetings and Meetings of the Board of Directors of Vale to vote according to the decisions at Valepar Prior Meeting.

Except for qualified quorum mentioned below, at Prior Meetings matters should be decided by simple majority of votes of the attending Signatories.

According to the Shareholders’ Agreement, there should be approval by at least 75% of the holders of common shares for adoption of the following:

·              Changes to Vale By-Laws, except when required by law;

·              Increase of Vale’s capital stock by the subscription of shares, creation of new stock class, changes to the characteristics of existing stock or capital reduction;

·              Issue of Vale debentures, whether or not convertible into shares, subscription bonuses, stock purchase options or any other security;

·              Determination of the issuing price of new shares of Vale capital stocks or any other securities;

·              Merger, division, or acquisition operations where Vale acts as party, as well as its transformation;

·              Request by Vale or respective suspension of liquidation, dissolution, bankruptcy, insolvency, or voluntary acts of financial composition;

·              Appointment and removal of the Board of Directors and executive Directors of Vale;

·              Appointment and removal of the Chairman of the Board of Directors of Vale;

·              Sale or purchase by Vale of interest in any other company, as well as the purchase of shares issued by Vale to be kept in Treasury;

·              Interest of Vale in holdings or consortium of any kind;

·              Execution of distribution, investment, sale, exporting, technology transfer, license of brand, patent exploitation, use concession and/or lease agreements where Vale acts as party;

·              Approval and change of Vale business plan;

·              Determination of the compensation of members of the Board of Directors and Executive Directors, as well as their respective attributions;

·              Attribution of profit shares to Vale managers;

·              Changes to Vale corporate purpose;

·              Distribution of dividends in amounts other than provided for in Vale By-Laws or non-distribution, and payment of interest on own capital;

·              Appointment and removal of Vale’s independent auditor;

·              Creation of encumbrance or liens, including collateral, by Vale, to guarantee third-party obligations, including from its controlled or subsidiary companies;

·              Adoption of deliberation on any matter that, according to the law, entitles the shareholder to be removed from Vale upon refund of his shares;

·              Appointment and removal by Vale Executive Directors of its representatives in controlled or associate companies or in companies where Vale holds the right to appoint the managers; and

·              Change to the maximum debt limit and respective debt/shareholders’ equity ratio, and others.

For further information, see item 15.5 in this Reference Form.

c.             Rules on identifying and handling conflicts of interest

which sets forth the guidelines and principles to assure that the transfer, onerous or free of charge, of resources, services, or obligations engaging people and/or companies with whom Vale may contract under conditions which are not independent conditions as the ones that characterize transactions with third parties (“Related Parties” and “Transactions with Related Parties”, respectively), is conducted within Market standards, compliant with the best corporate governance practices, the appropriate transparency, prioritizing the best interests of Vale, avoiding abuses or misuse of company assets. This policy applies to Vale, its controlled companies, joint ventures and entities where Vale holds significant influence, Vale shareholders, managers, and controlling shareholders, as well as kin to vale managers and controlling shareholders. For more information on the Policy on Transactions with Related Parties, see item 16.1 in this Reference Form.

Thus, the corporate policy described below to identify and resolve conflicts of interest in meetings of the Board of Directors and the Executive Board, applying Brazilian laws.

·                  member of Vale Board of Directors or Executive Directors in conflict of interest must promptly state its particular conflict of interest. Should he failed to do so, another person may state such conflict;

·                  as soon as the conflict of interest is stated regarding a specific issue, the member of Vale Board of Directors or Executive Director of Vale will not receive documents or information on the matter and should be away, even physically, compliant with his legal duties. The statement of conflict of interests, absence, and temporary reservation should be recorded in the minutes.

·                  in case of Transactions with Related Parties including a signatory shareholder of Valepar Shareholders’ Agreement and, therefore, member of Vale’s controlling body, the member(s) of the Board of Directors appointed by him should not receive documents or information on the matter and should be away, even physically, requesting registration in the specific minutes, of the reason for his removal. Such member(s) should return to deliberation to state his vote, compliant with the terms in Valepar Shareholders’ Agreement, and applicable legal terms;

·                  when requested by the Chairman of the Board of Directors or the President, as the case may be, members of the Board of Directors ort Executive Directors of Vale engaged in a conflict of interest may partially attend the discussion aiming to provide more information on the Transaction with Related Parties in question. In this case, they should be removed from the final portion of the discussion.

Any violation against the terms in the Policy will be deemed as a violation against the Code of Ethics and Conduct and will be subject to procedures and penalties set forth there in. Additionally, the violator will also be subject to punishments set forth in the law, additionally to be responsible for losses and damages caused to Vale or to third parties.

Furthermore, the Code of Ethics and Conduct provides that the members of the Board of Directors and the Advisory Committees, the Supervisory Board, Officers, employees and interns, and controlled companies (provided that they are subject to the laws of the local jurisdiction), are required to defend the interests of Vale in matters in which they are participating and avoid situations in which conflicts of interest with Vale may arise, and when that is not possible, to abstain from representing Vale in the matter in question, immediately disclosing the conflict to his immediate superior.

Violations of the Code of Ethics, rules, and disciplinary standards of Vale subject violators to disciplinary penalties, which may include warning (verbal or formal), suspension, and termination of employment. In applying disciplinary penalties, the nature and seriousness of the infraction shall be considered, noting Vale human resources rules and applicable law.

12.5        Description of binding clause the for the resolution of conflicts the through arbitration

There are no binding clauses in the Bylaws for the resolution of conflicts by and between shareholders and Vale through arbitration.

12.6 /8 Composition and professional experience of management and Board of Directors:

Name
CPF	Age	Management body	Date of election	Term
Other positions held at the company	Occupation	Elected position	Date of entry	Elected by comptroller
Gerd Peter Poppinga	55	Member of the Executive Board only	5/21/2015	5/26/2017
604.856.637-91	Geologist	Executive Director of Base Metals and Information Technology	5/21/2015	No
Executive Director of Base Metals and Information Technology of Vale (2011 to 2014), where he also served as Executive Coordinator for Special Projects (1999 to 2000).

Luciano Siani Pires	45	Member of the Executive Board only	5/21/2015	5/26/2017
013.907.897-56	Mechanic Engineer	Executive Director of Finance and Investors Relations	5/21/2015	No

Member of the Financial Committee (2012 to 2015), the Risk Management Committee, and the Disclosure Committee of Vale (since 2012). He already acted as (i) Deputy Member of the Board of Directors (2005 to 2007); (ii) Global Director of Strategic Planning (2008 to 2009 and 2011); and (iii) Global Director of Human Resources (2009 to 2011); and (iv) Executive Director of Finance, Supply, Shared Services, and Investors Relations (2012 to 2013).

Vânia Lucia Chaves Somavilla	55	Member of the Executive Board only	5/21/2015	5/26/2017
456.117.426-53	Civil Engineer	Executive Director of Human Resources, Health and Safety, Sustainability, and Power	5/21/2015	No

Executive Director of Human Resources, Health and Safety, Sustainability, and Power of Vale (since 2011), where she served as Director of Environment and Sustainable Development (2010 to 2011). Started her professional career in Vale in 2001 as General Manager of Trade and Power responsible for the management of the power portfolio and then Director of the Department of Power Trade (2004 t

Murilo Pinto de Oliveira Ferreira	61	Member of the Executive Board only	5/21/2015	5/26/2017
212.466.706-82	Business Administrator	10 — President/Superintendent	5/21/2015	No

Managing Director of Vale (since 2011), Permanent member of the Strategic Committee and of Information Disclosure Committee of Vale (since 2011). Started his professional career in Vale in 1980, where he served in different positions as Director of the Department of Aluminum (2003 to 2005), Executive Director of Participations and Business Development (2005 to 2006) and Executive Director of Nickel and Base Metals Trade (2007 to 2008).

Jennifer Anne Maki	45	Member of the Executive Board only	5/21/2015	5/26/2017
000.000.000-00	Accountant			No
Passport BA779245 N/A

Humberto Ramos de Freitas	61	Member of the Executive Board only	5/21/2015	5/26/2017
222.938.256-04	Metallurgic	Executive Director of Logistics and Mineral Research	5/21/2015	No

Executive Director of Logistics and Mineral Research of Vale (2011 to 2013), current name of the Executive Department of Logistic and Mineral Exploration, where he served as (i) Director of Logistic Operations (2009 to 2010); (ii) Director of Ports and Navigation (2008 to 2009); (iii) Director of the Port Operation Department (2007 to 2008); (iv)

General Manager of the Manganese Department (1993 to 1997) and (v) General Manager of Porto de Ponta de Madeira (1993 to 1997).

Galib Abrahão Chaim	64	Member of the Executive Board only	5/21/2015	5/26/2017
132.019.646-20	Mining Engineer	Executive Director of Deployment of Capital Projects	5/21/2015	No

Executive Director of Deployment of Capital Projects of Vale (since 2011), where he served as Director of the department of Coal Projects for projects in Australia, Mozambique, Indonesia and Zambia (2005 to 2011) and Country Manager of the Project Department in Mozambique (2005 to 2011).

Roger Allan Downey	48	Member of the Executive Board only	5/21/2015	5/26/2017
623.291.626-34	Administrator	Executive Director Fertilizers and Coal and Strategy	5/21/2015	No

Executive Director of Fertilizers and Coal and Strategy of Vale (since 2015), where he served as Executive Director of Fertilizers and Coal of Vale (2012 to 2015), Manager of Strategic Marketing— Iron Ore (2002 to 2005). Since 2014, he is also permanent member of the Vale’s Risk Management Committee.

Francisco Ferreira Alexandre	52	Member of the Board of Directors	4/17/2015	Until 2017 General Shareholders’ Meeting
301.479.484-87	Civil Engineer	Executive Director of Operations and Marketing for Fertilizers and Coal	4/17/2015	Yes
Deputy member of the Board of Directors of Vale (since 2013).

Fernando Jorge Buso Gomes	58	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
370.624.177-34	Bank employee	22 - Board of Directors (permanent)	04/17/2015	Yes
Coordinator of the Governance and Sustainability Committee (since 2015), the Executive Development Committee and the Financial Committee (since 2015)

Yoshitomo Nishimitsu	39	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
060.569.787-61	Geologist	23 - Board of Directors (deputy)	04/17/2015	No
N/A

Tarcísio José Massote Godoy	51	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholder’s Meeting
316.688.601-04	Public Servant	22 - Board of Directors (permanent)	04/17/2015	Yes
Deputy member of the Supervisory Board of Vale (2003 to 2007)

Luciano Galvão Coutinho	68	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholder’s Meeting

636.831.808-20	Economist	22 - Board of Directors (permanent)	04/17/2015	Yes
Permanent member of the Board of Directors (since 2007) and member of the Strategy Committee (2005 to 2006 and since 2009)

Gilberto Antonio Vieira	59	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholder’s Meeting
221.153.079-68	Bank Employee	23 - Board of Directors (deputy)	04/17/2015	Yes
N/A

Gueitiro Matsuo Genso	43	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
624.201.519-68	Bank employee	22 — Board of Directors (effective)	04/17/2015	Yes
Member of the Board of Directors (since 2015) and member of the Strategic Committee (since 2015).

Oscar Augusto de Camargo Filho	77	Member of the Board of Directors	04/17/2015	Until 2017 General Shareholders’ Meeting
030.754.948-87	Lawyer	22 - Board of Directors (permanent)	04/17/2015	Yes
Member of the Board of Directors of Vale (since 2003), member of the Strategic Committee (since 2006) and Executive Development Committee (since 2003)

Moacir Nachbar Junior	50	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
062.947.708-66	Bank Employee	23 - Board of Directors (deputy)	04/17/2015	Yes
Member of the Controlling Committee (since 2015)

Victor Guilherme Tito	35	Member of the Board of Directors	04/17/2015	Until 2017 General Shareholders’ Meeting
044.878.356-82	Economist	23 - Board of Directors (deputy)	04/17/2015	No
N/A

Sergio Alexandre Figueiredo Clemente	55	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
373.766.326-20	Bank Employee	21 — Vice-Chairman of Board of Directors	04/17/2015	Yes
Member of the Board of Directors of Vale since 2014 and was elected Vice-Chairman in 2015

Carlos Roberto de Assis Ferreira	54	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
342.680.066-72	Mechanic	23 - Board of Directors (deputy)	04/17/2015	Yes

	Maintenance Operator
Employee at Vale since 1979, currently acting as mechanic maintenance operator, currently assigned to Sindicato Metabase de Itabira e Região

Robson Rocha	56	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
298.270.436-68	Administrator	23 - Board of Directors (deputy)	04/17/2015	Yes
Permanent member of the Board of Directors of Vale (2011 to 2015)

Lucio Azevedo	58	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
526.635.317-15	Train operator	22 - Board of Directors (permanent)	04/17/2015	No
Train operator Employee of Vale since 1985, currently acting as train operator, currently assigned to Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins

Hiroyuki Kato	59	Member of the Board of Directors only	04/17/2015	Until the 2017 General Shareholders’ Meeting
000.000.000-00 Passport no. TH6135863	Graduate in Accounting	22 - Board of Directors (permanent)	04/17/2015	Yes
N/member of the Board of Directors of Vale (since 2014)

Eduardo de Oliveira Rodrigues Filho	60	Member of the Board of Directors only	04/17/2015	Until 2017 General Shareholders’ Meeting
442.810.487-15	Engineer	23 - Board of Directors (deputy)	04/17/2015	Yes
Deputy member of the Board of Directors of Vale (since 2011) and Member of the Financial Committee (since 2011) and member of the Governance and Sustainability Committee (since 2015).

Luiz Maurício Leuzinger	73	Member of the Board of Directors	04/17/2015	Until 2017 General Shareholders’ Meeting
009.623.687-68	Engineer	23 - Board of Directors (deputy)	04/17/2015	Yes

Deputy member of the Board of Directors of Vale (since 2012), where he also acted in 2003. He also acted as Member of the Financial Committee (2007 to 2015), member of the Executive Development Committee (2012 to 2015), and member of the Governance and Sustainability Committee (2014 to 2015)

Dan Antonio Marinho Conrado	50	Member of the Board of Directors	04/17/2015	Until 2017 General Shareholders’ Meeting
754.649.427-34	Bank employee	23 - Board of Directors (deputy)	04/17/2015	Yes
Member of the Board of Directors and was member of Vale’s Strategic Committee (2012 to 2015).

Marcel Juviniano Barros	52	Member of the Board of Directors	04/17/2015	Until 2017 General Shareholders’ Meeting

029.310.198-10	Bank employee	23 - Board of Directors (deputy)	04/17/2015	Yes
Member of the Board of Directors of Vale (since 2012) and member of the Executive Development Committee (since 2013)

Marcelo Barbosa Saintive	48	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
961.073.327-15	Economist	44 - C.F. (permanent) Elected by Preferred Shareholders	04/30/2015	No
N/A

Marcelo Amaral Moraes	47	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
929.390.077-72	Graduate in Economy	43 - FISCAL BOARD(permanent) Elected by Comptroller	04/29/2015	Yes
Permanent member of the Supervisory Board of Vale since 2004, where he also acted as deputy member of the Board of Directors (May to August 2003)

Aníbal Moreira dos Santos	76	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
011.504.567-87	Accounting Technician	43 - FISCAL BOARD(permanent)	04/29/2015	Yes
Permanent member of the Supervisory Board of Vale since 2005, where he also acted as deputy member of the Board of Directors (April to July 2005).

Cláudio José Zucco	62	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
217.283.309-63	Bank worker	43 - FISCAL BOARD(permanent for Comptroller)	04/29/2015	Yes
N/A

Raphael Manhães Martins	32	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
096.952.607-56	Lawyer	45 - FISCAL BOARD(permanent for minor common shares shareholders)	04/29/2015	No
N/A

Oswaldo Mário Pêgo de Amorim Azevedo	73	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
005.065.327-04	Industry and Production Engineer	46 - FISCAL BOARD (deputy) Elected by Comptroller	04/19/2015	Yes
Deputy member of the Supervisory Board (since 2005) and the Controlling Committee (since 2015), where he also acted as permanent member (2204 to 2005)

Marcos Tadeu de Siqueira	59	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
945.554.198-04	Business Administrator	46 - C.F.(deputy) Elected by Comptroller	04/19/2015	Yes
N/A

Pedro Paulo de Souza	66	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
181.558.207-34	Accountant	48 - C. F. (Deputy) Elected by minor common shares shareholders	04/29/2015	No
N/A

Paulo Fontoura Valle	49	Supervisory Board	04/17/2015	Until 2016 General Shareholders’ Meeting
311.652.571-49	Graduate in Physical Education	47 - C. F. (Deputy) Elected by preferred shares shareholders	04/29/2015	No
N/A

Jennifer Anne Maki

-

Main professional experience include: (Financial and Management Director of Base Metals at Vale Canada Limited (since 2014), Vale subsidiary in Canada, where she also acted as (ii) Treasury Vice-President (January to October 2007); (iii) Financial Director (2007 to 2013), and iv) member of the Pension Committee (since 2007), where she was elected as Chairman in 2008; (v) Member of the Commission Board of PT Vale Indonesia Tbk (PTVI) (since 2007), mining company, elected as Chairman in 2014;(vi) Member of the Board of Vale Global Pension (since 2009), pension fund; (vii) Member of the Board of Casa Ronald McDonald of Toronto (since 2013), charity. Graduate in Trade at the Queen’s University, in April 1993, and in Accounting at the Institute of Chartered Accountants, in Ontario, Canada, in February 1996. As indicated at the meeting of the Board of Directors of Vale held on May 21, 2015, the vesting of Ms. Maki as Base Metals Executive Director is subject to the granting of the labor authorization by the Ministry of Labor. Ms. Jennifer Anne Maki represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Luciano Siani Pires

013.907.897-56

Financial and Investor Relations Director. Member of the Vale Risk Management Committee and the Information Disclosure Committee (since 2012). He has acted as (i) Deputy Member of the Board of Directors (2005 to 2007), and member of the Financial Committee (2012 to 2015); (ii) Strategic Planning Global Director (2008 to 2009 and 2011); (iii) Human Resources Global Director (2009 to 2011), and (iv) Executive Director of Finance, Supply, Shared Services, and Investor Relations (2012 to 2013). Main professional experience include (i) Permanent Member of the Board of Directors of Valepar S.A. (2007 - 2008), controlling shareholder of Vale, privately-held company acting as holding; (ii) Member of the Board of Directors of Telemar Participações S.A. (2005 - 2008), open capital company in the telecommunications sector, internet, and entertainment; (iii) Member of the Board of Directors da Suzano Papel e Celulose S.A. (2005 - 2008), open capital company engaged in the manufacturing of cellulose and other pastes for paper manufacturing. Graduate in Mechanic Engineering at Pontifícia Universidade Católica do Rio de Janeiro — PUC-RJ, in December 1991, and MBA in Finance at Stern School of Business, New York University, in May 2001. Mr. Luciano Siani Pires represented for all legal purposes that in the last five (5) years, she was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Vânia Lucia Chaves Somavilla

456.117.426-53

She is the Executive Director of Human Resources, Health and Safety, Sustainability and Power of Vale (since 2011), where she also acted as Director of the Environment Department and Sustainable Development (2010 to 2011). She started her professional career at Vale in 2001 as General Manager of Power Sale Responsible for the management of the power portfolio and later she was Director of the Power Sale Department (2004 to 2010). Main professional experience include: (i) Member of Decision Council of Different Consortia in the Power Sector, including: (a) Consortium Estreito Energia — CESTE (2006 to 2010); (b) Consortium Geração Santa Isabel — GESAI (2008 to 2010); (c) Consortium of Usina Hidrelétrica de Aimorés (2007 to 2010); and (d) Brazilian Consortium of Palm Oil Production— CBOP of the oil and natural gas (deputy since 2010 to 2012); (ii) Manager of PGT — Petroleum Geoscience Technology Ltda. (2008 to 2011), currently Vale Óleo and Gás S.A., company engaged in exploration and exploitation of mineral reservoir, where she served as (iv) Director-President and Member of the Board (2009 to 2010); (v) Director-President (2009 to 2010) of Vale Energia S.A., company engaged in power activities; (vi) Member of the Board of Albrás — Alumínio Brasileiro S.A. (2009 to 2013), company engaged in aluminum production; (vii) deputy member of the Board of Ultrafértil S.A. (2010 to 2011), company in the sector of fertilizers and similar products; (vii) Director-President of Vale Florestar S.A. (2010 to 2012), company engaged in forest projects; (viii) Director-President of Instituto Ambiental Vale (2010 to 2014), institute that acts in the preservation, of biodiversity; (ix) Deputy Member of the Board of Administration of Vale Fertilizantes S.A. (2011 to 2013), company in the sector of phosphates; and (xi) Director-President of Associação Vale para o Desenvolvimento Sustentável — Fundo Vale (2010 to 2014), association engaged in environmental protection. Graduate in Civil Engineering at UFMG, in April 1983; post graduate in Barrage Engineering by Federal University of Ouro Preto, in April 1990; extension course on Management of Hydro Power Utilities by SIDA, Stockholm, in November 1996; MBA in Corporate Finance by IBMEC Business School, Belo Horizonte, in July 1998; and participated in Transformational Leadership Program by MIT in March 2005 and Mastering Leadership Program by IMD in December 2006. Ms. Vânia Somavilla represented for all legal purposes that in the last five (5) years, she was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Murilo Pinto de Oliveira Ferreira

212.466.706-82

He is the President of Vale (since 2011), Permanent member of the Strategic Committee and Member of the Information Disclosure Committee (since 2011). He started his professional career at Vale in 1980, where he held different positions, including Director of the Aluminum Department (2003 to 2005), Executive Director of Equity and Business Development (2005 to 2006) and Executive Director of Nickel and Sale of Base Metals (2007 to 2008). Main professional experience include (i) Chairman of the Board of Petróleo Brasileiro S.A. — PETROBRAS, open capital oil company (since 2015); (ii) Chairman of the Board of Directors of Directors of Ferro Gusa Carajás S.A. (2005 to 2006), company in the pig iron sector, incorporated into Vale in 2008; (iii) Managing Director of Vale do Rio Doce Energia S.A., currently Vale Energia S.A., (2005 to 2007), company in the power sector; (iv) Chairman of the Board of Directors of Mineração Rio do Norte S.A. (2006 to 2008), company in the bauxite extraction sector; (v) Member of the Board of Directors of Mineração Onça Puma Ltda. (2007 to 2008), company engaged in nickel mining activities, incorporated into Vale in 2008; (vi) Chairman of the Board of Directors of Valesul Alumínio S.A. (2006 to 2008), company in the aluminum sector; (vii) Director-President of Vale Canada Limited (2007 to 2008), company controlled by Vale in Canada, where he also served as (viii) Member of the Board (2006 to 2007); (ix) Member of the Board of Directors of Vale Canada Holdings (2006 to 2008), holding controlled by Vale in Canada, where he also served as (x) Director and Vice-President of the Executive Committee (2007 to 2008); (xi) Member of the Board of Commissioners of PT Vale Indonesia Tbk (2007 to 2008), company in the mining sector; (xii) Director and Chairman of the Board of Directors of Vale Nouvelle-Calédonie S.A.S. (2007 to 2008); (xiii) Member of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (2006 to 2008), open capital company engaged in the steel industry; (xiv) Member of Managing Council of Associação Instituto Tecnológico — ITV (2011 to 2013), association that promotes research aiming the development of research for sustainable technology development; (xv) Partner of Studio Investimentos (2009 to 2011), asset management company focused on the Brazilian stock market. Graduate in Business Administration at Fundação Getúlio Vargas de São Paulo in August 1977, post graduate in Administration and Finance by Fundação Getúlio Vargas do Rio de Janeiro in May 1982, and Executive specialization (Senior Executive) by IMD Business School, Lausanne, Switzerland, concluded in December 2007. Mr. Murilo Ferreira represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Gerd Peter Poppinga

604.856.637-91

Main professional experience include: (i) Executive Vice President, Asia-Pacific of Vale Canada Limited (since 2009) controlled by Vale in Canada, where he also served as; (ii) Executive Vice President, Strategy, Business Development, HR and Sustainability (January to October 2009);(iii) Executive Vice President, Strategy, HR, Sustainability and IT (May 2008 to December 2008); and (iv) Executive Vice President Strategy and TI (2007 to 2008); (v) President of Vale Nouvelle Caledonie S.A.S. (since 2009), controlled by Vale in New Caledonia, where he also serves as (vi) Member of the Board of Directors (since 2007) and where he served as (vii) Chairman of the Board of Directors (2011 to 2012); (viii) Commissioner of PT Vale Nickel Indonesia Tbk (since April 2009) controlled by Vale in Indonesia, where he also served as (ix) President Commissioner (since 2010) and (x) Vice-President Commissioner (2009 to 2010); (xi) Director of Vale Japan Limited (since 2010), trading subsidiary controlled by Vale in Japan;(ix) Director of Vale Nickel (Dalian) Co., Ltd. (since 2010), subsidiary of Vale in China; (xiii) President of Vale Technology Development (Canada) Limited (2008 to 2010), controlled by Vale in Canada. He also served at S.A. Mineração da Trindade - Samitri, open capital company incorporated in Vale in 2001, engaged in mining activities, as: (a) Commercial Director (1995 - 1999); (b) Managing Director of Complexo de Mina de Alegria/Mariana (1992 - 1994); (c) Manager of the Planning and Quality Control Area (1987 - 1992); and (d) Exploration Geologist (1984 - 1987). Graduate in Geology at UFRJ in 1980 and Universität Erlangen in 1982, in Germany, post graduate in Applied Geology at Universität Clausthal — Zellerfeld in 1984. He also holds the following specializations: Geostatistics at UFOP; concluded at Universidade Federal de Ouro Preto, Negotiation Dynamics Supply Chain Management by INSEAD, Senior Leadership Program by MIT; Leadership Program by IMD Business School; and Strategic Megatrends with Asia Focus by Kellogg Singapore; as well as Executive MBA by Fundação Dom Cabral. Mr. Gerd Peter Poppinga represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Humberto Ramos de Freitas

222.938.256-04

He is Executive Director of Logistics and Mineral Research at Vale (2011 to 2013), current name of the Executive Director of Logistic and Mineral Exploration, where he also acted as (i) Director of Logistic Operations (2009 to 2010); (ii) Director of Port Operations and Navigation (2008 to 2009) (iii) Director of the Port Operation Department (2007 to 2008); (iv) General Manager of the Manganese Department (1993 to 1997) and (v) General Manager of Porto de Ponta da Madeira (1993 to 1997). Main professional experience include (i) Member of Board of Directors of MRS Logística S.A. (2010 to 2012), company in the cargo transportation segment; (ii) Managing President of Valesul Alumíno S.A. (2003 to 2007), company in the aluminum sector; (iii) General Port Superintendent of Companhia Siderúrgica Nacional (1997 to 1999), open capital company engaged in steel industry. He also served as President of the Decision Council of ABTP - Associação Brasileira de Terminais Portuários (since 2009), non-profit civil association dealing with issues related to port activities. Graduate in Metallurgy Engineering at Escola de Minas de Ouro Preto in 1976, specialization course for Executives (Senior Executive) at MIT, USA concluded in 2005, and extension courses in (i) Advanced Management Program (PGA) by Fundação Dom Cabral (offered by INSEAD) concluded in 2004; (ii) Partnership for Corporate Development (PDE) by Fundação Dom Cabral concluded in 1996; (iii) Executive Development Program by J.L. Kellogg School of Management, Northwestern University, in the USA (concluded in 1995); (iv) Business Strategic Planning by McKinsey Consulting concluded in 1993; and (v) Management Studies by the Association of Overseas Technical Scholarship, in Japan concluded in 1991. Mr. Humberto Freitas represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Galib Abrahão Chaim

132.019.646-20

He is Executive Director of Capital Project Deployment at Vale (since 2011), where he also acted as Director of the Coal Project Department for projects in Australia, Mozambique, Indonesia and Zambia (2005 to 2011) and Country Manager of the Project Department in Mozambique (2005 to 2011). Main professional experience include (i) Industrial Director of Alunorte — Alumina do Norte do Brasil S.A., privately-held company working with alumina production (1994 to 2005); (ii) Industrial Superintendent of Albras — Alumínio Brasileiro S.A. works with aluminum production (1984 to 1994); and (iii) Technical Superintendent of Mineração Rio do Norte S.A., privately-held company working in bauxite exploration and sale (1979 to 1984). Graduate in Engineering at the Federal University of Minas Gerais (in December 1975) and MBA in Corporate Management at Fundação Getúlio Vargas concluded in 2004. Mr. Abrahão Chaim Galib represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Roger Allan Downey

623.291.626-34

He is the Executive Director of Fertilizers, Coal and Strategy at Vale (since 2015), where he also acted as Executive Director of Fertilizers and Coal of Vale (2012 to 2015), Manager of Strategic Marketing — Iron Ore (2002 to 2005). Since 2014, he is also a Member of the Risk Management Committee at Vale. Main professional experience in last five years include: (i) Partner Director of CWH Consultoria Empresarial SC Ltda.(January to April 2012), consulting company; (ii) Deputy Member of the Board of Directors of Valepar S.A. (February to April 2012), controlling shareholder of Vale, privately-held company acting as holding; (iii) Managing President of MMX Mineração e Metálicos S.A. (2009 to 2011), open capital mining company. Graduate in Business Administration at University of Western Australia, in July 2001, and Administration at Australian National Business School/UWA, in July 2002, and MBA by University of Western Australian, in April 2003. Mr. Roger Allan Downey, represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Francisco Ferreira Alexandre

301.479.484-87

Deputy Member of the Board of Directors of Vale (since 2013). Main professional experience in last five years include: (i) Deputy Member of the Board of Directors of Valepar S.A. (since 2013), controlling shareholder of Vale, privately held company acting as holding; (ii) Superintendent Director of BRF Previdência (since 2012), pension fund; (iii) Management Director of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (2003 - 2010), pension fund; (iv) Vice-President of the of the Board of Directors of BRF — Brasil Foods S.A. (2009 to 2011), animal protein derivative food company; and (v) Member of the Board of Directors of Kepler Weber S.A. (2011 - 2013), company engaged in the production of structures to store and transport agricultural products. Graduate in Law at Centro de Ensino Superior de Alagoas — CESMAC in December 1992, and Civil Engineering at Universidade Federal de Alagoas — UFAL in March 1994. Post-graduation in Economics and Personnel Management at PUC São Paulo (concluded in July 2002), MBA in Corporate Finance at IAG Pontifícia Universidade Católica do Rio de Janeiro — PUC-RJ (concluded in December 2004) and AMP — Advanced Management Program by Harvard Business School in October 2009. Mr. Francisco Ferreira Alexandre represented for all legal purposes that in the last five (5) years, she was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Fernando Jorge Buso Gomes

370.624.177-34

Coordinator of the Governance and Sustainability Committee (since 2015), and member of the Executive Development Committee and the Financial Committee (since 2015). Main professional experience in last five years include: (i) Permanent Member of the Board of Directors of Valepar S.A. (since 2015), controlling shareholder of Vale, privately held company acting as holding, where he also acts as (ii) Director (since 2015); (iii) President and Investor Relations Director of Bradespar S.A. (since 2015), open capital that holds equity at Valepar S.A., holding company; (iv) Director at Banco Bradesco BBI S.A. (since 2006), investment bank; (v) Member of the Board of Directors of Sete Brasil S.A. (since 2011), company in the offshore segment; (vi) Chairman of the Board of Directors of Smartia Corretora de Seguros S.A. (since 2012), insurance broker; (vii) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (since 2014), holding; (viii) Member of the Board of Directors of BCPAR S.A. (since 2013), holding; (ix) Member of the Board of Directors of 2b Capital S.A. (since 2014), investment manager; (x) Member of the Board of Directors of BR Towers S.A. (2013 to 2014); (ix) Member of the Board of Directors of CPFL Energias Renováveis S.A. (2011 to 2014), open capital power production company; (xi) and Member of the Board of Directors of LOG Commercial Properties S.A. (since 2013), open capital company in the construction segment. Graduate in Economic Sciences at Faculdades Integradas Bennett in December 1978. Mr. Fernando Jorge Buso Gomes represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity

Yoshitomo Nishimitsu

442.810.487-15

Main professional experience in last five years include (i) Deputy Member of the Board of Directors of Valepar S.A. (2014 to 2015), controlling shareholder of Vale, privately-held company acting as holding; (ii) General Manager of the Division of Mineral Resources and Metals of Mitsui & Co. (Brasil) S.A., trading company. Graduate in Geology at Kobe University in March 1999, post-graduate in Geology at Kobe University, conclude din March 2001. Mr. Yoshitomo Nishimitsure presented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Tarcísio José Massote Godoy

316.688.601-04

Deputy member of the Supervisory Board of Vale (2003 to 2007). Main professional experience in last five years include: (i) General Director of Bradesco Auto/RE, of Bradesco Seguros S.A. (2013 to 2014), insurance company; (ii) Vice-President of Federação Nacional de Seguros Gerais (2013 to 2014), entity in the insurance segment; (iii) Executive Director of Bradesco Seguros S.A. (2010 to 2013), insurance company; (iv) President at BrasilPrev (2008 to 2010), pension fund; (v) Vice-President of Federação Nacional de Previdência Privada e Vida

(February to September 2010), pension fund; (vi) Member of the Board of Directors of IRB Brasil Resseguros (March to December 2014), reinsurance entity; (vii) Member of the Supervisory Board of CEABS — Instituto Brasileiro de Governança Corporativa (March to December 2014); (viii) Deputy Member of the Supervisory Board of Vale S.A. (2003 to 2007). Graduate in Civil Engineering at Universidade de Brasília in December 1985, post-graduate in Geotechnique, concluded in October 1987, and Civil Engineering, concluded in December 1991, Master’s degree in Public Sector Economics in November 2009, at Universidade de Brasília. Mr. Tarcísio José Massote Godoy represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Luciano Galvão Coutinho

636.831.808-20

Member of the Board of Directors (since 2007) and Member of the Strategic Committee of Vale (since 2009), and served as member of this committee 2005 to 2006. Main professional experience in last five years include: (i) President of Banco Nacional de Desenvolvimento Econômico and Social — BNDES (since 2007), development bank and controlling shareholder of BNDES Participações S.A. — BNDESPAR; (ii) Chairman of Board of Directors of Petróleo Brasileiro S.A. — PETROBRAS (2015), open capital company working with oil and gas exploration and refinement and production of derivatives, having been member of this body since 2014; He also acts as (i) Member of the International Consulting Council of Fundação Dom Cabral (since 2009), education institution aiming the development of executives, businessmen and companies; (ii) Member of the Curator Council of Fundação Nacional de Qualidade (since 2013), entity aiming the development of management excellence foundations; and (iii) Member of Director Council of Fundo Nacional de Desenvolvimento Científico e Tecnológico (since 2007), financial assistance entity, and (iv) Member of the International Consulting Board of the National Council for Industrial Development, entity responsible for proposing policies for industrial promotion in Brazil. Graduate in Economics at University of São Paulo in June 1969, master’s degree in Economics at Instituto de Pesquisas Econômicas, in June 1970, and doctor’s degree in Economics from Cornell University, in January 1975. Mr. Luciano Galvão Coutinho represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Gilberto Antonio Vieira

221.153.079-68

Main professional experience in last five years include: (i) Deputy Member of the Board of Directors of Valepar S.A. (since 2015), controlling shareholder of Vale, privately held company acting as holding; (ii) General Secretary of Confederação Nacional dos Trabalhadores nas Empresas de Crédito (since 1996), class entity; (iii) Deputy Member of the Board of Directors of Cooperativa Habitacional ANABB Ltda. (since 2014), habitation cooperative (iv) Member of the Supervisory Board of Caixa de Assistência dos Funcionários do Banco do Brasil (2008 to 2012), health care provider. Graduate in Law at Centro de Ensino Universitário de Brasília in January 1990 and Administration at Fundação Universidade de Blumenau in December 1978, Specialist in Administration in September 1980 also at Universidade de Blumenau. Post-graduate in Foreign Trade at Associação de Ensino Unificado do Distrito Federal, in November 1985, and Politics and Strategy at Universidade de Brasília, in July 1998. Mr. Gilberto Antonio Vieira represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Gueitiro Matsuo Genso

624.201.519-68

Permanent member of the Board of Directors (since 2015) and member of the Strategic Committee (since 2015) Main professional experience in last five years include: (i) President and member of the Board of Directors of Valepar S.A. (since 2015), controlling shareholder of Vale, privately-held company acting as holding; (ii) President of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (since 2015), complementary pension fund; (iii) Director of Individuals at Banco do Brasil S.A. (2014 to 2015), financial institution where he also served as (iv) Director of Real Estate Credit (2011 to 2014) and (v) Director of Loans (2010 to 2011); (vi) Director of Products of Banco Nossa Caixa (2009 to 2010), financial institution; (vii) Permanent member of the Supervisory Board of BB Mapfre SH1 Participações S.A. (since 2011), insurance company; (viii) Permanent member of the Supervisory Board of Mapfre BB SH2 Participações S.A. (since 2011), insurance company; (ix) Permanent member of the Board of Directors of Câmara Interbancária de Pagamentos (2014 to 2015), non-profit entity that works with payment and settlement of payments; (x) Director of Individuals of Federação Brasileira de Bancos (2010 to 2015), representative entity in the bank sector. Graduate in Administration at Faculdade Sociedade Paranaense de Ensino e Informática (SPEI) in August 2002. MBA courses in General Qualification for Senior Executives at Fundação Getúlio Vargas (FGV-PR), concluded in August 1998, and Agribusiness at Escola Superior de Agricultura Luiz de Queiroz (ESALQ/USP), concluded in June 2002. Mr. Gueitiro Matsuo Genso represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Oscar Augusto de Camargo Filho

030.754.948-87

Member of the Board of Directors of Vale (since 2003), Member of the Strategic Committee (since 2006) and Member of the Executive Development Committee (since 2003). Main professional experience in last five years include: (i) Permanent Member of Board of Directors of Valepar S.A. (since 2003), controlling shareholder of Vale, privately-held company acting as holding; and (ii) Managing partner of CWH Consultoria Empresarial (since 2003), consulting company. Graduate in Law at Law School of University of São Paulo (USP) Dec 1963, and post graduate in International Marketing by Cambridge University Sep 1970 Mr. Oscar Augo de Camargo Filho represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Moacir Nachbar Junior 062.947.708-66

É Membro do Comitê de Controladoria (desde 2015). Main professional experience in last five years include: (i) Permanent member of the Board of Directors of Valepar S.A. (since 2015), controlling shareholder of Vale, controlling shareholder of Vale, privately held company acting as holding; (ii) Executive Director of Banco Bradesco S.A. (since February 2015), financial institution; (iii) Deputy Member of the Board of Associação Brasileira das Companhias Abertas — ABRASCA (since 2013), civil association that assists on the interests of open capital companies; (iv) Deputy member of the Board of Directors of Fidelity Processadora e Serviços S.A. (since 2012), credit card processing company; (v) Member of Mesa Regedora of Fundação Bradesco (since 2005), foundation working with education; (vi) Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (since 2012), hospital medical foundation; (vii) Deputy member of the Consulting Board of Fundo Garantidor de Créditos — FGC (since 2013), fund that lends credit guarantees against associate institutions. Graduate in Accounting in December 1987, Post-Graduate “Lato Sensu” in Financial Administration in July 1990, at Faculdades Integradas “Campos Salles”, MBA Controller at FIPECAFI - Fundação Instituto de Pesquisa Contábeis, Atuariais e Financeiras - FEA-USP in November 2000 and Tuck Executive Program at Tuck School of Business at Dartmouth - Hanover, New Hampshire, USA in August 2009. Mr. Moacir Nachbar Junior represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Victor Guilherme Tito

044.878.356-82

Main professional experience in last five years include: (i) Chief of the Portfolio Management Department at Banco Nacional de Desenvolvimento Econômico e Social — BNDES (since 2014), where he also served as (ii) Manager (2009 to 2012). Graduate in Economics at IBMEC in June 2004, MBA at London Business School, concluded in July 2014. Mr. Victor Guilherme Tito represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Sergio Alexandre Figueiredo Clemente

373.766.326-20

Permanent Member of the Board of Directors of Vale (since 2014) and he was elected Vice-Chairman in 2015. Main professional experience in last five years include: (i) Member of the Board of Directors of Valepar S.A. (since 2014), holding and controlling shareholder of Vale, and Vice-Chairman of the Board since 2015; (ii) Executive Vice-President, member of the Risk Integrated Management and Capital Allocation Committee of Banco Bradesco (since 2012) and member of the Sustainability Committee (since 2014), open capital financial institution, where he also served as (iii) Executive Director Manager (2006 to 2012); (iv) Member of the Board of Directors of Cidade de Deus — Companhia Comercial de Participações (since 2012), holding; (v) Director of Nova Cidade de Deus Participações S.A. (since 2012), holding; (vi) Vice-President of Bradesco Leasing S.A. — Arrendamento Mercantil (since 2012), open capital company that acts in the lease segment; and (vii) Director of Bradespar S.A. (since April 2014), open capital holding. To learn about other positions where Mr. Sergio Alexandre Figueiredo Clemente served in other companies, see item 12.12 in this Reference Form. Graduate in Mechanic Engineering at PUC —MG in 1983, and Executive MBA in Finance at IBMEC in 1987, as well as specialization in Finance, at PDG-EXEC of Sociedade de Desenvolvimento Empresarial in 1992 and, participation in PGA - Programa de Gestão Avançada, at Fundação Dom Cabral and INSEAD in 2006. Mr. Sergio Alexandre Figueiredo Clemente represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Carlos Roberto de Assis Ferreira

342.680.066-72

Employee at Vale S.A. (since 1979), having served in different positions, and the most recent position held was mechanic train operator; assigned to Sindicato Metabase de Itabira e Região. Main professional experience in last five years include: treasury director at Sindicato Metabase de Itabira e Região (since 2014), class entity. High School finished at Escola Estadual Zeca Amâncio, Itabira, State of Minas Gerais. Mr. Carlos Roberto de Assis Ferreira represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity

Robson Rocha

298.270.436-68

He was member of the Board of Directors of Vale (2011 to 2015. Main professional experience in last five years include: (i) Deputy Member of the Board of Directors of Valepar S.A. (since 2015), controlling shareholder of Vale, controlling shareholder of Vale, privately held company acting as holding; (ii) Vice-President de of Personnel Management e Sustainable Development at Banco do Brasil S.A. (since 2009), open capital financial institution and (iii) Vice-Chairman of the Board of Directors of CPFL Energia S.A. (2010 to 2011), open capital company acting as holding in the power sector. Graduate in Business Administration at UNICENTRO — Newton Paiva, Belo Horizonte, Dec 1998, Course in Basic General Training for Senior Executives by Universidade Federal de Minas Gerais (“UFMG”) in December 1997, post graduate in Strategic Management by UFMG concluded in March 2001; master’s degree in Marketing by Fundação Ciências Humanas — Pedro Leopoldo concluded in December 2001, and MBA in Finance by Fundação Dom Cabral, concluded in December 2012. Mr. Robson Rocha represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Lucio Azevedo

526.635.317-15

Employee at Vale S.A. (since 1985), working as train operator, assigned to Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins. Main professional experience in last five years include President of Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins (since 2013), class entity. Mr. Lucio Azevedo tem o Ensino Médio incompleto. Mr. Lucio Azevedo represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Hiroyuki Kato

000.000.000-00

Member of the Board of Directors of Vale (since 2014). Main professional experience in last five years include the following positions at Mitsui & Co., Ltd. open capital trading company; (i) Executive Director and Energy Business Unit I Operations Director (2012 to 2014); Energy I Operations Director (2010 to March 2012); General Manager of the Exploration and Production Division — Energy Business Unit I, at the headquarters in Tokyo (2008 to 2010); (ii) Member of the Board of Directors at Mitsui Oil Exploration Co., Ltd., closed capital oil and gas company companhia (2008 to 2014); (iii) Member of the Board of Directors at Canada Oil Sands Co., Ltd., closed capital oil and gas company (2010 to 2013); (iv) Member of the Board of Directors at Mitsui Oil Co., Ltd., closed capital company that sells oil products (2010 to 2012). Graduate in Commercial Science by the Keio University in March 1979 and MBA in Administration by the MIT Sloan School of Management in June 1996. Mr. Hiroyuki Kato represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Eduardo de Oliveira Rodrigues Filho

442.810.487-15

Deputy Member of the Board of Directors of Vale (since 2011) and member of the Financial Committee (since 2011) and the Governance and Sustainability Committee (since 2015). Main professional experience in last five years include: (i) Permanent member of the Board of Directors of Valepar S.A. (since 2014) and Deputy member of the Board of Directors of Valepar S.A. (2008 to 2012 ), controlling shareholder of Vale, privately-held holding company; (ii) Partner at CWH Consultoria Empresarial (since 2008), consulting company. Graduate in Civil Engineering at Pontifícia Universidade Católica do Rio de Janeiro — PUC-RJ, in Dec 1978, and post-graduate in Transportation Planning at PCL Politechnic of Central London, in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Luiz Maurício Leuzinger

009.623.687-68

Deputy Member of the Board of Directors of Vale (since 2012), where he also served in 2003. He served as Member of the Financial Committee (2007 to 2015) and Member of the Executive Development Committee (2012 to 2015) and member of the Governance and Sustainability Committee (2014 to 2015). Main professional experience in last five years include: (i) Deputy Member of the Board of Directors of Valepar S.A. (since 2014), controlling shareholder of Vale, controlling shareholder of Vale, privately held company acting as holding, where he also acted as (ii) Director; (iii) Director-President of Bradespar S.A. (since 2012), open capital company with interest in Valepar S.A., working as holding,; and (iv) Member of Board of Directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A. (since 2006), current corporate name of American Banknote S.A., open capital company working with graphic services in general and plastic, magnetic cards, service provision and others. Graduate in Electric Engineering at Escola Nacional de Engenharia (currently Federal University of Rio de Janeiro — UFRJ) on December 1, 1965. Specialization in Economic Engineering and master’s degree in Electric Engineering at Illinois Institute of Technology, in Chicago, USA, both on July 1, 1968. Mr. Luiz Maurício Leuzinger represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Dan Antonio Marinho Conrado

754.649.427-34

Chairman of the Board of Directors and Member of the Strategic Committee of Vale (2012 to 2015). Main professional experience in last five years include: (i) President of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (since 2012), pension fund; (ii) Chairman of the Board of Directors (since 2012) and Managing Director of Valepar S.A. (2012 to 2015), controlling shareholder of Vale, privately-held company acting as holding; (iii) Member of the Board of Directors of Aliança do Brasil S.A. (2010 to 2011), privately-held capital insurance company; (iv) Deputy Member of the Board of Directors of Brasilprev S.A. (January 2010 — March 2010), open capital pension fund; (v) Member of the Board of Directors of Fras-Le S.A. (2010 to 2013), open capital company acting in the production of friction materials; (vi) Deputy Member of the Board of Directors of Mapfre BBSH2 Participações S.A. (since 2011), open capital insurance company; (vii) Director of Distribution São Paulo — SP (2010 to 2011) of Banco do Brasil S.A., open capital financial institution, where he also served as (viii) Vice-President of Retail, Distribution, and Operations (2011 to 2012). Graduate in Law at Universidade Dom Bosco/MS in December 2001, and MBA at Fundação COPPEAD/Universidade Federal do Rio de Janeiro, in October 1998, and MBA in Business Management at INEPAD - Instituto de Ensino e Pesquisa em Administração/Universidade Federal de Mato Grosso - UFMT, in December 2009. Mr. Dan Antonio Marinho Conrado represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Marcel Juviniano Barros

029.310.198-10

He is Permanent Member of the Board of Directors of Vale (since 2012) and Member of the Executive Development Committee (since 2013).. Main professional experience in last five years include: (i) Security Director at PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (since 2012), complementary pension fund; (ii) Permanent Member of the Board of Directors of Valepar (since 2012), controlling shareholder of Vale, privately-held company that acts as holding; (iii) from 1987 to 2012 he served in different positions at Banco do Brasil S.A., financial institution, where he also served as Union Auditor; (iv) General Secretary of the National Federation of Employees in the Financial Segment, where he coordinated international networks (2008 to 2011); and (v) Member of the Board of PRI — Principles for Reasonable Investment of the UN since 2012. Graduated in History at FESB - Fundação Municipal de Ensino Superior de Bragança Paulista in 1995. Mr. Marcel Juviniano Barros represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Marcelo Barbosa Saintive

961.073.327-15

Main professional experience in last five years include: (i) Secretary of National Treasury (since 2015); (ii) Managing Director of Estruturadora Brasileira de Projetos — EBP (since 2014), where he also served as (iii) Project Director (2011 to 2013); (iv) Chairman of the Board of Directors of IRB Brasil Resseguros (since 2014), reinsurance entity. Graduate in Economics at Universidade Federal do Rio de Janeiro in December 1993, Masters’ degree in Economic Sciences concluded in September 2000. Mr. Marcelo Barbosa Saintive represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Marcelo Amaral Moraes

929.390.077-72

Permanent Member of Supervisory Board of Vale (since 2004), where he served as Deputy Member of the Board of Directors (2003). Main professional experience in last five years include: (i) Executive Director of Stratus Investimentos Ltda. (2006 to 2010), private equity manager; (ii) Executive Director of Capital Dynamics Investimentos Ltda. (since 2012), private equity manager; and (iii) Observing Member of the Board of Directors of Infinity Bio-Energy S.A. (2011 to 2012). Graduated in Economics at the Federal University of Rio de Janeiro in January 1991, MBA by COPPEAD/UFRJ in November 1993, and post-graduation in Corporate Law and Arbitration at Fundação Getúlio Vargas in November 2003. Mr. Marcelo Amaral Moraes represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Oswaldo Mário Pêgo de Amorim Azevedo

005.065.327-04

Deputy Member of Supervisory Board (since 2005) and Controlling Committee (since 2015) of Vale, where he also served as Permanent Member of Supervisory Board (2004 to 2005). Main professional experience in last five years include: (i) Member of the Special Consulting Council of the Union of Private Insurance, Capitalization and Reinsurance Companies of Rio de Janeiro and Espírito Santo (since 2005); (ii) Deputy Member of the Audit Committee of Prudential do Brasil Seguros de Vida S.A. (since 2014), insurance company, (iii) Director of Sul América Cia de Seguros Gerais (2008 - 2012), held insurance company; (iv) Ombudsman of Sul America Seguros, insurance company (2005 to 2012), where he also served as (v) Vice-President of Institutional Relations e Branches Abroad (1990 to 2010); (vi) Vice-President of the Union of Private Insurance, Capitalization and Reinsurance Companies of Rio de Janeiro (2007 to 2012); (vii) Deputy Member of the Board of Directors of Brasil Veículos Cia de Seguros (2006 to 2010) and of (viii) Brasil Saúde Cia de Seguros (2006 to 2010), insurance companies; (ix) Vice-President of Sul América S.A., open capital company engaged in asset management and equities (2006 to 2010); (x) Director and (xi) Vice-President of Sul America Cia. Nacional de Seguros, insurance company (1980 to 2010); (xii) Director and Vice-President of Nova Ação Participações S.A., open capital company engaged in asset management and interest in civil and commercial companies (2006 to 2010). Graduate in Industrial and Production Engineering at Escola Politécnica of Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) in January 1964. Mr. Oswaldo Mário Pêgo de Amorim Azevedo represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Marcos Tadeu de Siqueira

945.554.198-04

Main professional experience in last five years include: (i) Director of Operations of Serviço Social da Indústria — SESI (since 2014), social service entity; (ii) Executive Manager of Strategic Management of Confederação Nacional da Indústria — CNI (2010 to 2014), class entity; (iii) Manager of Operations and Professor at Grupo Educacional IBMEC (2007 to 2010), service provider in the education segment; (iv) Member of the Supervisory Board of ALL Logística S.A. (2012 to 2013), open capital company in the transportation sector; (v) Member of the Board of Directors of Forjas Taurus S.A. (2013 to 2014), open capital company in the metallurgy segment, where he also served as (vi) Coordinator of the Management and Corporate Governance Committee (2012 to 2013). Graduate in Business Administration at FAC/ICES, in December 1999, MBA for General Qualification of Senior Executives at COPPEAD/UFRJ, concluded in December 1995; and MBA in International Business Management at FIPECAFI/USP, concluded in July 2001. Mr. Marcos Tadeu de Siqueira represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Raphael Manhães Martins

096.952.607-56

Main professional experience in last five years include: (i) Member of the Board of Directors of Eternit S.A. (since 2015), open capital of the building material segment; (ii) Permanent member of the Supervisory Board of Light S.A. (2012 to 2013 and since 2014), open capital in the power segment; (iii) Member of the Supervisory Board of Embratel Participações S.A. (September to December 2014), open capital that acts as holding. Graduate in Law by UERJ in February 1981.  Mr. Raphael Manhães Martins represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Pedro Paulo de Souza

181.558.207-34

Main professional experience in last five years include: (i) Permanent member of the Board of Directors of Mundial S.A. Produtos de Consumo (since 1996), open capital company manufacturer of knives; (ii) Member of the Supervisory Board of Unipar S.A. (2001 to 2011), open capital in the petrochemical segment; and (iii) Member of the Supervisory Board of Confab Industrial S.A. (2002 to 2011), company that acts in the production and sale of steel tubes and special machinery and industrial equipment, that became privately-held in 2012. Graduate in Accounting by I.S.E.S. Clovis Bevilacqua in February 1981.  Mr. Pedro Paulo de Souza represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity

Cláudio José Zucco

217.283.309-63

He is Permanent Member of the Supervisory Board of Vale (since 2015). Main professional experience in last five years include Deputy Member of the Supervisory Board of Tupy S.A. (2012 to 2013), open capital company in the concrete segment. Graduate in Law by Univali in December 2002, with Specialization in Tax Law by Universidade Federal de Santa Catarina, concluded in August 2005. Mr. Cláudio José Zucco represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Aníbal Moreira dos Santos

011.504.567-87

Permanent Member of the Supervisory Board of Vale (since 2005), where he also served as Deputy Member (April to July 2005). Main professional experience in last five years include: (i) Permanent Member of the Supervisory Board of Log-In Logística Intermodal S.A. (2009 a 2014), open capital company in the intermode transportation segment; and (ii) Permanent Member of the Supervisory Board of Associação dos Participantes Ativos, Assistidos e Beneficiários da Fundação CAEMI (since 2013). Graduate as Accounting technician at Escola Técnica de Comércio da Fundação Getúlio Vargas concluded in April 1962. Mr. Aníbal Moreira dos Santos represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

Paulo Fontoura Valle

311.652.571-49

He is Deputy Member of the Supervisory Board (since 2012). Main professional experience in last five years include: (i) Member of the Supervisory Board of BR Distribuidora (since 2012), privately-held company in the segment of fuel distribution; (ii) Member of the Supervisory Board of Petrobrás Gás S.A. — Gaspetro (2010 to 2011), open capital company acting in the oil and gas sector; (iii) Member of the Supervisory Board of Petroquímica Triunfo S.A. (2006 to 2007), open capital company acting in the oil byproducts sector; (iv) Member of the Board of Directors of Brasilprev Seguros e Previdência S.A. (2007 to 2009), privately-held insurance company; (v) Member of the Board of Directors of Caixa Econômica Federal —CAIXA (2009 to 2012), public company and privately-held financial institution . Graduate in Physical Education at Faculdade Dom Bosco de Educação Física in August 1987. Executive MBA in Finance at Instituto Brasileiro de Mercado de Capitais — IBMEC, in May 1996, and specialization in Economics at George Washington University (USA) — Instituto Minerva,

in November 1998. Mr. Paulo Fontoura Valle represented for all legal purposes that in the last five (5) years, he was not subject to any criminal condemnation, any administrative condemnation by the Comissão de Valores Mobiliários, or any condemnation on final decision, in the judicial or administrative spheres, causing suspension or disqualification for the engagement in any professional or commercial activity.

12.7        Composition of the statutory committees, and auditing, financial and compensation committees.

Other positions held at company	Professional Experience / Representation of eventual condemnations
Roger Allan Downey	Other Committees Risk Management Executive Committee		Administrator	11/14/2014	05/26/2017
623.291.626-34		Committee Member (Permanent)	48	11/14/2014

Executive Director of Fertilizers, Coal and Strategy at Vale (since 2015), where he also served as Executive Director of Fertilizers and Coal (2012 to 2015), and Strategic Marketing Manager — Iron Ore (2002 to 2005).

Luciano Siani Pires	Other Committees Risk Management Executive Committee	Others	Mechanic Engineer	7/25/2012	5/26/2017
013.907.897-56		Permanent Member	45	8/1/2012
Executive Director of Finance, and Investor Relations and member of the Information Disclosure Committee

Roberto Moretzsohn	Other Committees Risk Management Executive Committee	Committee Member (permanent)	Civil Engineer	4/14/2014	4/14/2016
691.554.107-15			54	4/14/2014
Commercial Director at Vale Fertilizantes

Sônia Zagury	Other Committees Risk Management Executive Committee	Committee Member (permanent)	Economist	4/14/2014	4/14/2016
934.316.517-04			47	4/14/2014
Director of Treasury and Corporate Finance

Eduardo Cesar Pasa	Other Committees	Others	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
541.035.920-87	Comitê de Controladoria	Coordinator	44	04/29/2015
N/A

Clovis Torres Junior	Other Committees	Committee Member (permanent)	Lawyer	7/18/2011	Undetermined
423.522.235-04	Information Disclosure Committee		47	7/18/2011
General Consultant and Compliance Director

Rogério Tavares Nogueira	Other Committees	Committee Member (permanent)	Metallurgic Engineer	01/01/2014	Undetermined
882.737.416-72	Information Disclosure Committee		47	01/01/2014
Non-Statutory Director of Investor Relations

Murilo Pinto de Oliveira Ferreira	Other Committees		Business Administrator	03/27/2013	05/22/2015

212.466.706-82	Information Disclosure Committee	Permanent Member	61	03/28/2013
President at Vale and Permanent Member of the Strategic Committee

Luciano Siani Pires	Other Committees	Member of Committee (Permanent) Permanent Member	Mechanic Engineer	7/25/2012	5/25/2015
013.907.897-56	Disclosure Committee		45	8/1/2012
Executive Director of Finance, and Investors Relations and the Risk Management Executive Committee

Murilo Pinto de Oliveira Ferreira	Other Committees	Others	Business Administrator	04/29/2015	22/05/2015
212.466.706-82	Strategic Committee	Permanent member	61	04/29/2015
President of Vale and Permanent Member of the Information Disclosure Committee

Gueitiro Matsuo Genso	Other Committees	Member of Committee (Permanent)	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
624.201.519-68	Strategic Committee		43	04/29/2015
Permanent member of the Board of Directors (since 2015)

Oscar Augusto de Camargo Filho	Other Committees	Member of Committee (Permanent)	Lawyer	04/29/2015	Until General Shareholders’ Meeting in 2017
030.754.948-87	Strategic Committee		77	04/29/2015
Permanent member of the Board of Directors of Vale (since 2003) and Member of the Executive Development Committee (since 2003)

Luiz Carlos Trabuco Cappi	Other Committees	Member of Committee (Permanent)	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
250.319.028-68	Strategic Committee		63	04/29/2015
N/A

Luciano Galvão Coutinho	Other Committees	Member of Committee (Permanent)	Economist	04/29/2015	Until General Shareholders’ Meeting in 2017
636.831.808-20	Strategic Committee		68	04/29/2015
Permanent member of the Board of Directors (since 2007).

Gilmar Dalilo Cezar Wanderley	Financial Committee	Others	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
084.489.987-90		Coordinator	35	04/29/2015
N/A

Eduardo de Oliveira Rodrigues Filho	Financial Committee	Member of Committee (Permanent)	Engineer	04/29/2015	Until General Shareholders’ Meeting in 2017

442.810.487-15			60	04/29/2015
Deputy member of the Board of Directors of Vale (since 2011) and Member of the Governance and Sustainability Committee (since 2015).

Fernando Jorge Buso Gomes	Financial Committee	Member of Committee (Permanent)	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
370.624.177-34			58	04/29/2015
Coordinator of the Governance and Sustainability Committee (since 2015) and Member of the Executive Committee (since 2015)

Tatiana Boavista Barros Heil	Financial Committee	Member of Committee (Permanent)	Chemical Engineer	04/29/2015	Until General Shareholders’ Meeting in 2017
028.694.677-70			40	04/29/2015
Member of the Executive Committee (since 2015)

Fernando Jorge Buso Gomes	Other Committees	Others	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
370.624.177-34	Governance and Sustainability Committee	Coordinator	58	04/29/2015
Member of the Financial Committee (since 2015) and Member of the Executive Committee (since 2015)

Arthur Prado Silva	Other Committees	Member of Committee (Permanent)	Bank worker and economist	04/29/2015	Until General Shareholders’ Meeting in 2017
991.897.047-20	Governance and Sustainability Committee		43	04/29/2015
N/A

Eduardo de Oliveira Rodrigues Filho	Other Committees	Member of Committee (Permanent)	Engineer	04/29/2015	Until General Shareholders’ Meeting in 2017
442.810.487-15	Governance and Sustainability Committee		60	04/29/2015
Deputy member of the Board of Directors of Vale (since 2011) e Member of the Financial Committee (since 2011).

Ricardo Rodrigues Morgado	Other Committees	Member of Committee (Permanent)	Business administrator	04/29/2015	Until General Shareholders’ Meeting in 2017
295.039.298-90	Governance and Sustainability Committee		36	04/29/2015
N/A

Ricardo Simonsen	Other Committees	Others	Mechanic Engineer	04/29/2015	Until General Shareholders’ Meeting in 2017

733.322.167-91	Governance and Sustainability Committee	Independent member of the board	53	04/29/2015
N/A

Oscar Augusto de Camargo Filho	Other Committees	Others	Lawyer	04/29/2015	Until General Shareholders’ Meeting in 2017
030.754.948-87	Executive Development Committee	Coordinator	77	04/29/2015
Permanent member of the Board of Directors of Vale (since 2003) and member of the Strategic Committee (since 2006)

Marcel Juviniano Barros	Other Committees	Member of Committee (Permanent)	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
029.310.198-10	Executive Development Committee		52	04/29/2015
Permanent member of the Board of Directors of Vale (since 2012).

Fernando Jorge Buso Gomes	Other Committees	Member of Committee (Permanent)	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
370.624.177-34	Executive Development Committee		58	04/29/2015
Coordinator of the Governance and Sustainability Committee (since 2015) e Member of the Financial Committee (since 2015)

Tatiana Boavista Barros Heil	Other Committees	Member of Committee (Permanent)	Chemical engineer	04/29/2015	Until General Shareholders’ Meeting in 2017
028.694.677-70	Executive Development Committee		40	04/29/2015
Member of the Financial Committee (since 2015).

Marcos Paulo Pereira da Silva	Other Committees	Member of Committee (Permanent)	Accountant	04/29/2015	Until General Shareholders’ Meeting in 2017
092.364.177-79	Controller Committee		33	04/29/2015
N/A

Moacir Nachbar Junior	Other Committees	Member of Committee (Permanent)	Bank worker	04/29/2015	Until General Shareholders’ Meeting in 2017
062.947.708-66	Controller Committee		50	04/29/2015
Deputy member of the Board of Directors (since 2015)

Oswaldo Mário Pêgo de Amorim Azevedo	Other Committees	Member of Committee (Permanent)	Industrial and Production Engineer	04/29/2015	Until General Shareholders’ Meeting in 2017
005.065.327-04	Controller Committee		59	04/29/2015
Deputy member of the Supervisory Board (since 2005) of Vale, where he worked as Permanent Member of the Supervisory Board (2004 to 2005).

12.9                        Existence of relationship (as a spouse or significant other) or kinship to the second degree related to managers of the company, entities controlled by the Company, and controlling shareholders

Justification for not completing the chart:

Each and every Member of the Board of Directors, Executive Board and Supervisory Board of Vale have declared, individually for all lawful purposes, that he or she is not related (as spouse, or significant other) or has any other kindred relationship to the second degree to (i) other managers of Vale; (ii) managers of companies controlled directly or indirectly by Vale; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlled entities.

In addition, all members of the Board of Directors, the Executive Board and of the Supervisory Board of companies controlled directly or indirectly by Vale have declared individually for all lawful purposes that the y have no conjugal or stable union or kinship to the second degree with entities controlled directly or indirectly by Vale.

12.10                 Subordination, rendering of services or control relationships the between directors/officers, entities controlled by the Company, controlling shareholders, and others

Justification for not completing the chart:

Each and every Member of the Board of Directors, Executive Board and Supervisory Board of Vale have declared, individually for all lawful purposes, that there are no service provision or control relations maintained in the last three (3) fiscal years, between them and (i) the direct or indirect subsidiary of Vale; (ii) the direct or indirect controllers of Vale; or (iii) suppliers, clients, debtors, or other relevant creditors of Vale, its subsidiaries or controllers.

12.11                 Agreements, including insurance policies for the payment or reimbursement of expenses incurred by directors/officers

Vale maintains a global coverage liability insurance policy for Directors and Administrators with a group of insurers lead by Zurich Insurance, Plc, through payment of a premium of US$ 396,595.52, in effect between March 1, 2015 and March 01, 2016, and with total indemnity limit corresponding to US$ 200 million. This insurance covers members of the Board of Directors, Executive Board, Supervisory Board, and any other body mentioned in the Bylaws, as well as certain employees at the management and strategic levels, in both the Company and its subsidiaries (collectively referred to as the “Insured”). The policy covers financial losses resulting from claims against the Insured for acts or omissions in the exercise of their functions of employment. The policy, in addition to contemplating the repair of damages caused to third parties, Vale, and its controlled companies brought by government agencies, also covers agreements previously authorized by the insurer for the purpose of bringing to close judicial or administrative suits. In addition, the policy provides coverage for payment of defense costs of the Insured, if and when incurred. In addition to those coverage mentioned above, the insurance provides additional guarantees for liability cases that may affect spouses, heirs, successors, legal representatives, and persons designated by Vale to act as managers of external entities.

12.12                 Other relevant information

Information on the publication of the notice to shareholders (item 12.3)

Regarding item 12.3, Vale hereby notes that the publication of the notice to shareholders about availability of financial Statements related to fiscal years ending on December 31, 2014, 2013, and 2012, was not done, under the terms in § 5, in article 133 in the Law of Corporations, considering such documents were published up to one (1) month before the date of the respective general shareholders’ meeting.

Information regarding conditions for effectiveness of the position of Ms. Jennifer Anne Maki  (item 12.6/8)

On May 21, 2015, Ms. Jennifer Anne Maki was nominated by the Company Board of Directors to act as Executive Director, responsible for Vale’s base metals area. The position is subject to obtaining the appropriate visa and appropriate work permit to be issued by the Ministry of Labor and Employment.

Information on the election and resignation of Mr. Marco Geovanne Tobias da Silva (item 12.6/8)

Vale notes that in spite of having been elected to the position of independent member of the Board of Directors at the General Shareholder Metting of April 17, 2015, and having taken office on the same date, Mr.  Marco Geovanne Tobias da Silva resigned from his position for personal reasons.

Information about item 12.10

Regarding item 12.10, Mr. Victor Guilherme Tito, elected at the General Shareholders’ Meeting of Vale on April 17, 2015, informed that he has been an employee at BNDES, indirect shareholder of the Company, since 2006. Note also that Lucio Azevedo and Carlos Roberto de Assis Ferreira, permanent and deputy members of the Board of Directors, respectively, inform that, although they are employees of Vale, they were assigned to the Union of Workers at Railway Companies of the States of Maranhão, Tocantins, and Pará [Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins] and the Metabase Union of Itabira and Region [Sindicato Metabase de Itabira e Região], respectively, under the terms in the legislation in effect, and, therefore, the individually represent for all due purposes that there are no relations or control between them and (i) any direct or indirect subsidiary of Vale; (ii) Vale’s direct and indirect controllers; or (iii) relevant suppliers, clients, debtors, or creditors of Vale or its affiliates or subsidiaries.

Information about quorum and installation of shareholders’ meetings

Below we present information regarding installation of our shareholders’ meetings in the last three fiscal years and this fiscal year by the annual filing date of this Reference Form.

Date	05/13/2015
Type of Shareholders’ Meeting	Extraordinary
Installation upon second calling	Yes
Installation Quorum	The meeting was installed at the second call with shareholders representing 54.68% of our voting capital.

Date	4/17/2015
Type of Shareholders’ Meeting	General
Installation upon second calling	No
Installation Quorum	The meeting was installed with shareholders representing 55.8% of our voting capital.

Date	12/23/2014
Type of Shareholders’ Meeting	Extraordinary
Installation upon second calling	No
Installation Quorum	The meeting was installed with shareholders representing 55.2% of our voting capital.

Date	5/9/2014
Type of Shareholders’ Meeting	Extraordinary
Installation upon second calling	Yes
Installation Quorum	The meeting was installed with shareholders representing 52% of our voting capital.

Date	4/17/2014
Type of Shareholders’ Meeting	General
Installation upon second calling	No
Installation Quorum	The meeting was installed with shareholders representing 56% of our voting capital.

Date	5/7/2013
Type of Shareholders’ Meeting	Extraordinary
Installation upon second calling	Yes
Installation Quorum	The meeting was installed with shareholders representing 57% of our voting capital.

Date	4/17/2013
Type of Shareholders’ Meeting	General
Installation upon second calling	No
Installation Quorum	The meeting was installed with shareholders representing 61.24% of our voting capital.

Date	4/18/2012
Type of Shareholders’ Meeting	General
Installation upon second calling	No
Installation Quorum	The meeting was installed with shareholders representing 54.51% of our voting capital.

Vale’s Corporate Governance Practices and the Brazilian Institute of Corporate Governance — IBGC

According to the Brazilian Institute of Corporate Governance (“IBGC”), corporate governance is the system by which companies are directed and monitored, including the relationships among shareholders, board of directors, directors, independent auditors, and fiscal board. Basic principles guiding this practice are: (i) transparency; (ii) equity; (iii) accountability; and (iv) corporate responsibility.

The principle of transparency means that the management should engage the desire to inform, not only the company’s financial performance, but also other factors (although intangible) that guide corporate actions. Equity means just and egalitarian treatment or of all minority groups, collaborators, users, suppliers, or creditors. Accountability, in turn, is characterized by the accountability related to acts of agents of corporate governance appointed, with full responsibility held by those engaged in the acts. Lastly, corporate responsibility represents a broader view of corporate strategy, including considerations of social and environmental nature in the definition of businesses and operations.

From corporate governance practices recommended by the IBGC in its Code of Best Practices of Corporate Governance, the Company adopts, including, the following:

·      non-accumulation of the positions of chairman of the Board of Directors and President in the same person;

·      clear nature of the By-Laws regarding the following: (i) competences of the Board of Directors and the executive Board; and (ii) system for voting, appointment, and removal and term of members of the Board of Directors and Executive Board; and

·      transparency in the disclosure of management annual reports.

·      policy to disclose information that governs the disclosure of information representing relevant acts or facts about Vale and its subsidiaries and, that elects our Executive Director of Investor Relations as the main responsible for the disclosure of information;

·      policy to negotiate securities issued by Vale, approved by our Board of Directors; and

·     code of ethics and conduct, to be complied with by all employees, executive directors, and members of the Board of Directors and its Committees, members of the Supervisory Board, contracted parties and anyone acting on behalf of Vale).

On November 28, 2013, Vale approved its Global Anti-Corruption Policy, applicable to all the employees (temporary or not) and managers of the Company and its controlled companies, as well as all its vendors acting in the name of Vale and its controlled companies or in its interest. This policy sets forth the prohibition regarding some behaviors, as well as procedures to prevent and accuse corruption acts.

Executive positions occupied in other Companies or Entities by Members of the Board of Directors of the Company

Under the terms set forth in item 4.4.1 in the Trading Regulation of Corporate Governance Level 1 by BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros, find below a list of positions currently occupied by members of the Board of Directors of Vale S.A. at the Board of Directors, Supervisory Board, Committees and executive bodies of other companies or entities:

Member of the Board: Dan Antonio Marinho Conrado (President)

COMPANY	POSITION
Valepar S.A.	Chairman of the Board of Directors
Mapfre BBSH2 Participações S.A.	Deputy member of the Board of Directors

Member of the Board: Fernando Jorge Buso Gomes (Permanent)

COMPANY	POSITION
Valepar S.A.	Permanent Board of Directors
President and Investor’s relations Director	Bradespar S.A.

Banco Bradesco BBI S.A.	Director
Sete Brasil S.A.	Member of the Board of Directors
Smartia Corretora de Seguros S.A.	Chairman of the Board of Directors
SMR Grupo de Investimentos e Participações S.A.	Chairman of the Board of Directors
BCPAR S.A.	Member of the Board of Directors
2b Capital S.A.	Member of the Board of Directors
LOG Commercial Properties S.A.	Member of the Board of Directors

Member of the Board: Marcel Juviniano Barros (Permanent)

COMPANY	POSITION
PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil	Security Director
Valepar S.A.	Permanent member of the Board of Directors
PRI - Principles for Responsible Investment UN	Member of the Board

Member of the Board: Oscar Augusto de Camargo Filho (Permanent)

COMPANY	POSITION
Valepar S.A.	Permanent member of the Board of Directors
CWH Consultoria Empresarial	Managing Director

Member of the Board: Lucio Azevedo (Permanent)

ENTITY	POSITION
Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins	President

Member of the Board: Luciano Galvão Coutinho (Permanent)

COMPANY	POSITION
Banco Nacional de Desenvolvimento Econômico e Social — BNDES	Managing Director
Fundação Dom Cabral	Member of the International Consulting Board
Fundo Nacional de Desenvolvimento Científico e Tecnológico	Member of the Board
Fundação Nacional da Qualidade	Member of the Curator Board
Conselho Nacional de Desenvolvimento Industrial	Member of the International Consulting Board

[NOTA SCBF: A MONITORAR ATÉ A DATA DE ARQUIVAMENTO DO FR.]

Member of the Board: Gueitiro Matsuo Genso (Permanent)

COMPANY	POSITION
Valepar S.A.	Permanent member of the Board of Directors
PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil	Managing Director
President
BB Mapfre SH1 Participações S.A.	Permanent member of the Supervisory Board
Mapfre BB SH2 Participações S.A.	Permanent member of the Supervisory Board

Member of the Board: Sergio Alexandre Figueiredo Clemente (Permanent)

COMPANY	POSITION
Valepar S.A.	Vice-Chairman of the Board of Directors
Banco Bradesco S.A.	Executive Vice-President
Member of the Integrated Risk Management and Capital Allocation Committee
Member of the Sustainability Committee
2b Capital S.A.	Chairman of the Board of Directors
Aicaré Holding Ltda	Director
Alvorada Administrador de Cartões Ltda	Director

Alvorada Companhia Securitizadora de Créditos Financeiros	Director
Alvorada Serviços e Negócios Ltda.	Director
Amapari Holdings S.A.	Director
Andorra Holdings S.A.	Director
Antares Holdings S.A.	Director
Aporé Holdings S.A.	Director
Aquarius Holdings S.A.	Director
Aranaú Holdings S.A.	Director
Baíra Holdings S.A.	Director
Banco Alvorada S.A.	Director
Banco Bradesco Argentina S.A.	President
Banco Bradesco BBI S.A.	Vice-President Director
Banco Bradesco BERJ S.A.	Vice-President Director
Banco Boavista Interatlântico S.A.	Director
Banco Bradescard S.A.	Vice-President Director
Banco Bradesco Cartões S.A.	Vice-President Director
Banco Bradesco Europa S.A.	Member of the Board of Directors
Banco Bradesco Financiamentos S.A.	Vice-President Director
Banco CBSS S.A.	Director
Baneb Corretora de Seguros S.A.	Vice-President Director
Bankpar Brasil Ltda.	Vice-President Director
Bankpar Consultoria e Serviços Ltda.	Vice-President Director
Barinas Holdings S.A.	Director
BBD Participações S.A.	Member of the Board of Directors
BCN — Consultoria, Administração de Bens, Serviços e Publicidade Ltda.	Director
BEC — Distribuidora de Títulos e Valores Mobiliários Ltda.	Vice-President Director
BEM — Distribuidora de Títulos e Valores Mobiliários Ltda.	Vice-President Director
BF Promotora de Vendas Ltda.	Vice-President Director
BMC Asset Management — Distribuidora de Títulos e Valores Mobiliários Ltda.	Director
BP Promotora de Vendas Ltda.	Vice-President Director
Bpar Corretagem de Seguros Ltda.	Vice-President Director
Bradescard Elo Participações S.A.	Director
Bradesco Administradora de Consórcio Ltda.	Vice-President Director
Bradesco Leasing S.A. — Arrendamento Mercantil	Vice-President Director
Bradesco Securities Hong Kong Limited	Vice-Chairman of the Board of Directors
Bradesco Securities, Inc.	Vice-Chairman of the Board of Directors
Bradesco Securities UK Limited	Vice-Chairman of the Board of Directors
Bradesco Services Co., Ltd.	Vice-President Director
Bradesco Corretora de Seguros Ltda.	Vice-President Director
Bradespar S.A.	Director
Bradesplan Participações Ltda	Director
Bradport — S.G.P.S. Sociedade Unipessoal Ltda.	Manager
Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	Vice-President Director
Brasilia Cayman Investiments II Limited	Director
Brasilia Cayman Investiments III Limited	Director
Brumado Holdings Ltda.	Director
BSP Empreendimentos Imobiliários S.A	Member of the Strategic Committee
Caetê Holdings Ltda.	Director
Carson Holdings Ltda.	Director
Cerrado Serviços Ltda.	Director
Celta Holdings S.A.	Director
Cidade Capital Markets Ltd.	Director
Cidade de Deus — Companhia Comercial de Participações	Member of the Board of Directors
Columbus Holdings S.A.	Director

Companhia Securitizadora de Créditos Financeiros Rubi	Director
Elba Holdings Ltda.	Director
Elvas Holdings Ltda.	Director
Embaúba Holdings Ltda.	Director
Everest Leasing S.A. Arrendamento Mercantil	Director
Ferrara Participações S.A.	Director
Ganant Corretora de Seguros Ltda.	Vice-President Director
Ibi Corretora de Seguros Ltda.	Vice-President Director
Imagra Imobiliária e Agrícola Ltda.	Vice-President Director
Japira Holdings S.A.	Director
Lecce Holdings Ltda.	Director
Lyon Holdings Ltda.	Director
Manacás Holdings Ltda.	Director
Manibu Holdings Ltda.	Director
Marselha Holdings S.A.	Director
Miramar Holdings S.A.	Director
NCF participações S.A.	Director
Nova Cidade de Deus Participações S.A.	Director
Nova Marília Administração de Bens Moveis e Imóveis Ltda.	Director
Nova Paiol Participações Ltda	Director
Promosec Companhia Securitizadora de Créditos Financeiros	Director
PTS Viagens e Turismo Ltda	Vice-President Director
Quixaba Empreendimentos e Participações	Director
Quixaba Investimentos S.A.	Director
Rubi Holdings Ltda.	Director
Serel Participações em Imóveis S.A.	Director
Settle Consultoria, Assessoria e Sistemas Ltda.	Director
ShopFácil Soluções em Comércio Eletrônico S.A.	Vice-President Director
STVD Holdings S.A.	Director
Tempo Serviços Ltda.	Vice-President Director
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Director
Tibre Holdings Ltda.	Director
Taíba Holdings Ltda.	Director
Tandil Holdings S.A.	Director
Tapajós Holdings Ltda.	Director
Titanium Holdings S.A.	Director
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director
Treviglio Holdings Ltda.	Director
União Participações Ltda.	Director
Varese Holdings Ltda.	Director
Veneza Empreendimentos e Participações S.a.	Director
Viareggio Holdings Ltda.	Director

Member of the Board: Francisco Ferreira Alexandre (Deputy)

COMPANY	POSITION
BRF Previdência	Superintendent Director
Valepar S.A.	Deputy member of the Board of Directors

Member of the Board: Robson Rocha (Deputy)

COMPANY	POSITION
Banco do Brasil S.A.	Vice-President of People Management and Sustainable Development
Valepar S.A.	Deputy member of the Board of Directors

Member of the Board: Moacir Nachbar Junior (Deputy)

COMPANY	POSITION
Banco Bradesco S.A.	Executive Director Manager
Associação Brasileira das Companhias Abertas — ABRASCA	Deputy member of the Managing Board
Fidelity Processadora e Serviços S.A.	Deputy member of the Board of Directors
Fundação Bradesco	Member of Mesa Regedora
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Deputy member of the Board of Directors
Fundo Garantidor de Créditos — FGC	Deputy member of the Consulting Board
Valepar S.A.	Permanent member of the Board of Directors

Member of the Board: Gilberto Antonio Vieira (Deputy)

COMPANY	POSITION
Confederação Nacional dos Trabalhadores nas Empresas de Crédito	General Secretary
Cooperativa Habitacional ANABB Ltda.	Deputy member of the Board of Directors
Valepar S.A.	Deputy member of the Board of Directors

Member of the Board: Yoshitomo Nishimitsu (Deputy)

COMPANY	POSITION
Valepar S.A.	Deputy member of the Board of Directors
Mitsui & Co. (Brasil) S.A.	Managing Director of the Mineral Resources Division

Member of the Board: Carlos Roberto de Assis Ferreira (Deputy)

COMPANY	POSITION
Sindicato Metabase de Itabira e Região	Director of Treasury

Mr. Tarcísio José Massote Godoy and Mr. Hiroyuki Kato (Permanent Members of the Board) are currently not members of the Board of Directors, the Supervisory Board, Committees or executive bodies in other companies or entities.

Information about the party responsible for Internal Audit

Name	Ricardo Henrique Baras
CPF	103.564.968-30
Age	48
Occupation	Business Administrator
Position	Non-statutory Internal Audit Director

Date of election	08/12/2013
Date of appointment	08/12/2013
Term of office	Undetermined
Other positions occupied in the Company	N/A
Professional Experience	Audit Director of Suzano Papel e Celulose S.A. (2009 to 2010) and Audit Director of Auditoria da Alcoa Alumínio S.A. (since 2010).

For information about the non-statutory advisory committees of the Board of Directors, see item 12.1 in this Reference Form.

13 - Management Remuneration

13.1                        Description of the compensation policy, including Non-Statutory Boards

a. Objectives of the compensation policy or practices

According to the provisions of Article 10, Paragraph 3 of the Bylaws of the Company, the overall and annual compensation for Company Managers is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, competence and professional reputation, and the market value of their services.

Vale is one of the largest diversified mining companies in the world, and one of the largest private companies in Latin America. It has operations in over 25 countries having shareholders on every continent, and employing around 76,500 employees and 42,000 subcontracted workers active in its operations, as of December 31, 2014.

Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment.

As global company, Vale is aware that retaining and engaging the right professionals in strategic roles, especially Executive Directors, is critical for its success today, in the mid and long terms. As such, the market is always the benchmark, from the perspective of global competition, thus Vale takes into consideration, to determine managers’ compensation, compensation policies used by top mining companies, as well as from large global corporations from other industries.

Thus, the goal of Vale’s compensation policy is to attract, motivate, and retain its talents, and considers market practices at locations where the company operates, its alignment with company strategy in the short and long terms, its shareholder value, and business sustainability.

b.                                      Composition of compensation packages

(i) Description of the elements of the compensation packages and the objectives of each of them.

Board of Directors

Fixed Compensation

Pro-labore. The compensation for the members of the Board of Directors is made up exclusively of the payment of a fixed monthly fee; this fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Board of Directors. The overall annual compensation for the Managers, including the members of the Board of Directors, the Statutory Board, the Supervisory Board and the advisory committees is set at the Annual General Meeting and distributed by the Board of Directors.

Direct and indirect benefits. The members of the Board of Directors do not have the right to direct or indirect benefits.

Participation on Committees. The members of the Board of Directors do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Board of Directors do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Board of Directors do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Board of Directors do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Board of Directors do not have the right to remuneration based on shares.

Supervisory Board Supervisory Board

Fixed Compensation

Pro-labore. The compensation for the members of the Supervisory Board is made up of a fixed monthly fee (honorarium), excluding benefits, representation monies, and profit shares. Members of the Supervisory Board are also entitled to refund for their costs with travelling and accommodation expenses incurred while performing their duties. Deputies are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Supervisory BoardSupervisory Board. The fees for Supervisory BoardSupervisory Board members are determined as a percentage of the average compensation to the Executive Directors.

Direct and Indirect Benefits. Members of the Supervisory BoardSupervisory Board do not have the right to direct or indirect benefits.

Participation on Committees. The members of the Supervisory BoardSupervisory Board do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Supervisory BoardSupervisory Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Supervisory BoardSupervisory Board do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Supervisory BoardSupervisory Board do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Supervisory BoardSupervisory Board do not have the right to remuneration based on shares.

Advisory Committees

Fixed Compensation

Pro-labore. The compensation for the members of the Board of Directors Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) considers exclusively the payment of a fixed monthly fee (fees), except for committee members who are Vale Managers, who will not be eligible for compensation for sitting on the committees, as set forth in Paragraph 2 of Article 15 of Vale’s Bylaws. The aim of the compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory Committees. The compensation for Advisory Committee members is defined by the Board of Directors.

Direct and Indirect Benefits. Advisory committee members are not entitled to direct or indirect benefits.

Variable Remuneration

The members of the Advisory Committees do not have the right to bonuses, profit sharing, or commissions.

Post-employment Benefits

The members of the Advisory Committees do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Advisory Committees do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Advisory Committees do not have the right to remuneration based on shares.

Statutory Directors (Executive Officers)

Fixed Compensation

Pro-labore. Statutory Directors are entitled to receive a fixed monthly compensation aiming to remunerate the services rendered by them within the scope of the individual responsibility attributed to each one managing the Company.

Direct and indirect benefits. Statutory Directors are entitled to a package of benefits that is also compatible with market practices, including private healthcare, hospital and dental care, a designated car with driver, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.

Participation on Committees. Statutory Directors do not have the right to remuneration for participation on committees.

Variable compensation

Bonus. Statutory Directors are entitled to variable annual payment (bonus) based on the Company’s earnings and defined by indicators and objectives, measurable targets derived from the strategic plan, and the annual budget approved by the Board of Directors. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings.

Others. Statutory Directors do not have the right to variable compensation, profit sharing, participation in meetings, or commissions.

Post-employment benefits

Statutory Directors may have medical healthcare, hospital and dental care paid by the Company up to 24 (twenty-four) months after their termination, in order to allow them to look for alternatives outside the corporative plan.

Benefits Resulting from the Termination of Holding a Position

The members of the Statutory Board do not have the right to benefits resulting from the termination of holding a position, except, however, as described in item 13.12 of this Reference Form, for eventual indemnity due to termination or no renewal of the employment agreement entered by and between these directors and the Company, provided that these events are a Company initiative. For more information, see item 13.12 in this Reference Form.

Compensation based on shares

Long-term Incentives — ILP (Portuguese acronym) (by 2014) and Virtual Share Program — PAV (starting in 2014)

The Long-term Incentives (ILP) represents a variable payment based on the Company’s expected future performance aimed at retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010.

Starting in 2014, the ILP was replaced by the Virtual Shares Program (PAV), whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

For further details, see items 13.1 (b)(iii), (c), and (d) and 13.4 in this Reference Form.

Matching

Like the PAV (and the ILP replaced by PAV in 2014), Matching is a variable, long-term form of compensation based on the Company’s expected future performance. The plan’s purpose is to encourage an “owner’s feeling”, while also helping to retain executives and reinforce a sustained performance culture. The plan was established in 2008, and was altered in 2014 for purposes of changing the calculation methodology to enter the plan, now considering for such calculation (i) the monthly portion of the fixed compensation received by beneficiaries of this plan, and (ii) parameters predetermined for each hierarchic level and country where the Company operates. Currently, adherence to the program is voluntary to all executives at Vale. Except for the CEO and Executive Directors, for whom adherence and retention in the program is now mandatory.

For more information, including the methodology for calculation used to determine the value of the compensation of beneficiaries under this Plan, see items 13.1(b)(iii), (c), and (d) and 13.4 in this Reference Form.

Non-Statutory Board

The non-statutory directors are Company employees with a labor contract. These directors may hold global corporate or business unit functions or regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses.

Fixed Compensation

Pro-Labore. Non-Statutory Directors are entitled to a fixed monthly compensation based on the Company’s organizational chart, which is aligned to market practices. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to each one undertaking their respective duties within the company.

Direct and indirect benefits. Non-Statutory Directors are entitled to benefits compatible with market practices, including medical healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare. For more information about the Complementary Benefits plan (Valia), see item 13.10 of the Reference Form.

Participation on Committees. The non-statuary directors do not have the right to remuneration for participation on committees.

Variable compensation

Profit Sharing. Variable annual payment (PLR) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan, and the annual budget approved by the Board of Directors. While assuring market competitiveness, the main aim of the profit sharing is to acknowledge an executive’s contribution to the Company’s performance and earnings. Item 13.1 (d) below, describes in detail the methodology for calculation used to determine the value of the compensation of the Non-Board of Directors, pursuant to what is Stated below.

Other. Non-Statutory Board members are not entitled to bonus, participation in meetings, or commissions.

Post-employment benefits

Non-Statutory Directors may enjoy the Medical, Dental, Hospital Assistance paid by the Company after termination of their employment, in order to be able to look for alternatives outside the corporate plan.

Benefits Resulting from the Termination of Holding a Position

Non-Statutory Directors receive customized service of orientation for outplacement to be performed by the specialist company appointed by Vale.

Compensation based on shares

Long-Term Incentive — ILP (by 2014) and Virtual Share Program — PAV (starting in 2014)

The Long-term Incentive (“ILP”) represents a variable payment based on the Company expected future performance and aimed at retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010. Starting in 2014, the ILP was replaced by the Virtual Shares Program (PAV), whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years. Additionally, PAV allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

For further details, see items 13.1 (b)(iii), (c) and (d) and 13.4 in this Reference Form.

Matching

Like PAV (and the ILP, replaced by PAV in 2014) Matching is a variable, long-term form of compensation based on the Company’s expected future performance. The plan’s purpose is to encourage a “feeling of ownership”, while also helping to retain executives and reinforce a sustained performance culture. The plan was established in 2008, and was altered in 2014 for purposes of changing the calculation methodology to enter the plan, now considering for such calculation (i) the monthly portion of the fixed compensation received by beneficiaries of this plan, and (ii) parameters predetermined for each hierarchic level and country where the Company operates. Currently, adherence to the program is voluntary to all executives at Vale. Except for the CEO and Executive Directors, for whom adherence and retention in the program is now mandatory.

For more information, including the methodology for calculation used to determine the value of the compensation of beneficiaries under this Plan, see items 13.1(b)(iii), (c), and (d) and 13.4 in this Reference Form.

Non-Statutory Committees

The Company also has two non-statutory committees: the Risk Committee and the Communication Committee. All the seats on the non-statutory committees are held by the Company’s statutory and non-statutory directors, who do not receive any extra compensation for this function.

(ii) Proportion of each element to make up the total compensation package

The approximate proportions of each element in the total compensation for 2014 were as shown in the table below:

Compensation Composition	Board of Directors	Supervisory Board	Statutory Board	Non- Statutory Board	Committees(1)
Fixed Compensation
Wage or Pro-Labore	89.26%	83.33%	31.19%	33.38%	83.33%
Direct or Indirect Benefits	—	—	12.62%	17.41%	—
Advisory Committees	—	—	—	—
Others(2)	10.74%	16.67%	6.18%	10.16%	16.67%
Variable Compensation
Bonus	—	—	39.12%		—
Profit Sharing	—	—	—	25.03%	—
Participation in Meetings	—	—	—	—	—
Commissions	—	—	—	—	—
Others(2)	—	—	8.34%	6.51%	—
Benefits Post Labor	—	—	—	—	—
Resignation	—	—	—	—	—
Compensation Based on Shares
Long-term incentive	—	—	—	—	—
Matching	—	—	2.55%	7.51%	—
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(1)              Excluding members of these committees who are members of the board of the Company.

(2)              Payments related to Vale’s portion of social security - INSS.

(iii) Methodology for the calculation and readjustment of each compensation element

The global annual compensation to managers, including members of the Board of Directors, the Statutory Board, the Supervisory BoardSupervisory Board and Advisory Committees, is determined at the Annual General Meeting and distributed by the Board of Directors.

Board of Directors

The fixed compensation of the principal members of the Board of Directors is represented by the fixed monthly payments (fees), while the fixed monthly compensation for deputies is 50% of the value received by the principal members of the Board of Directors. Values are annually defined according to the market practice, checked through referential researches conducted by specialized companies, where the effect of the compensation for similar companies can be observed. There is no variable compensation for the members of the Board of Directors.

Supervisory BoardSupervisory Board

The fixed compensation of the members of the Supervisory BoardSupervisory Board is represented by the fixed monthly payments (fees), having as reference the value of 10% of the compensation that, in average, is granted to the Statutory Directors, not computing the benefits, representation monies, and profits participation. The members of the Supervisory BoardSupervisory Board also have the right to a refund for transport and lodging expenses that are necessary in performing their duties, and deputies will be paid only when they act as members due to vacancy, impediment or absence of the respective member. There is no variable compensation for the members of the Supervisory BoardSupervisory Board.

Advisory Committees

For members of the Advisory Committees of the Board of Directors - Strategic Committee, Financial Committee, Executive Performance Committee, Controlling Committee, and Governance and Sustainability Committee — compensation considers solely the payment of a fixed monthly compensation (fees), except for committee members that are Vale managers, who will not receive compensation for sitting in the committees, as per the terms of §2 of

Article 15 of Vale’s Bylaws. The members of the Advisory committee also do not receive any other type of fixed compensation. Contractual compensation has the purpose of compensating the services of each advisor within the scope of the responsibility attributed to each of the Company’s Advisory Committees, defined by the Board of Directors. Determination and adjustment of the compensation for the member of the Advisory Committee are based on the fixed compensation determined for the Board of Directors.

Executive (Statutory) Directors

The fixed compensation of the Statutory Directors is represented by the fixed monthly payment, defined according to the market practice, checked through referential researches conducted by specialized companies where the effect of the compensation for similar companies can be observed, and annually readjusted by the National Broad Consumer Price Index (IPCA), and assessed by the Executive Development Committee and approved by the Board of Directors.

Direct and indirect benefits (medical healthcare, hospital care, dental care, car with driver, private pension plan, and life insurance) to which they have the right, are calculated according to the market practice checked through referential research conducted by specialized companies where the effect of the concession of benefits for the participating companies of similar size can be observed and assessed by the Executive Development Committee and approved by the Board of Directors.

The bonus of the Statutory Directors is calculated based on the earnings of the Company, and may vary between 0% and 200% of the annual fixed payment; this depends on the goals set forth for each fiscal year. Adjustment of the variable compensation is aligned with salary adjustments, since the basis for such variable compensation is a multiplier of the monthly base salary.

Until 2014, the methodology for the calculation of the compensation based on shares of the Statutory Directors (under the ILP) considered the 75% percentage of the bonus for Executive Directors, and 125% of the bonus for the President, out of the value effectively paid as such, and transformed, as reference, into a number of common shares issued by Vale (virtual shares), considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. Additionally, the program also takes into consideration the performance of the Company (Total Shareholder Return (TSR)) regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the ILP was replaced by PAV, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

Until 2014, the methodology for the calculation of the Matching determined that the executive member could allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that could be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This shall be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators shall end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares at the beginning of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the calculation methodology to the Matching program was determined as the fixed compensation received by beneficiaries of this plan, and parameters predetermined for each hierarchic level and country where the Company operates. Additionally, adherence to the program continues to be voluntary to all executives at Vale, except for the CEO and Executive Directors, for whom adherence and retention in the program is now mandatory. Except for changes above, other terms and conditions of this plan remain unaltered.

Non-statutory Board

The fixed compensation for the Non-statutory Directors is represented by a fixed monthly payment, with a labor contract. Every year, the Department of Human Resources of Vale hire specialized companies to perform analysis of compensations; the analysis is made pursuant to the complexity of each position compared in the market. The comparison is made with national and multinational companies of similar sizes of several sectors, and the equalization of the comparison is through a scoring system. This system of valuation is known as “Hay System”, a system of points created by The Hay Group that evaluates the weight of the positions based on their complexity, allowing their global ranking. This system is one of the most used worldwide for this purpose. There is no predetermined index or periodicity for the readjustment of the fixed compensation and when there are readjustments, they are based on the market evolution and the merit of the executive member.

Direct and indirect benefits (medical healthcare, hospital care, dental care, private pension plan, and life insurance) to which they have right, are calculated according to the market practice checked through referential research conducted by specialized companies where the effect of the concession of benefits for similar companies in the same segment can be observed.

The component of profit sharing of the Non-statutory Directors is calculated based on the earnings of the Company, and it ranges from 0% to 200% of the annual fixed portion, depending on the goals set for each fiscal year. The readjustment of the variable compensation is aligned with the readjustment of wages, because the base of the variable compensation is a multiplier of the monthly base wage.

Until 2014 , he methodology for the calculation of the compensation based on shares of the Non-statutory Directors (under the ILP) took into account 75% out of the bonus granted for directors responsible for global corporate duties or business units and the 50% out of the bonus granted for directors responsible for regional or local corporate duties of the value actually paid for this purpose. This amount is transformed, as reference, into a number of common shares issued by Vale (virtual shares), and considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal year. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. Additionally, the program also takes into consideration the performance of the Company (Total Shareholding Return (TSR)) regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the ILP was replaced by PAV, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

Until 2014, the calculation of the Matching determined that the executive member could allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-

defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that could be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This is be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares at the beginning of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the calculation methodology to the Matching program was determined as the fixed compensation received by beneficiaries of this plan, and parameters predetermined for each hierarchic level and country where the Company operates. Except for changes above, other terms and conditions of this plan remain unaltered.

(iv) Reasons that justify the composition of the compensation

Reasons that justify the composition of the compensation are incentive to management improvement and presence of executives with the Company, aiming to achieve gains due to the commitment to long-term results and short-term performance of the Company. For directors, Vale adopts a composition model of the compensation that concentrates a significant payment of the total compensation in the variable components (both of short- and long-term), being a part of the policy of risk and earnings sharing with the main executive members of the Company.

c.                                       Main performance indicators that are taken into consideration when determining each element of the compensation package

All the definitions concerning the compensation are sustained by market research, supported by one or more specialized consultancies. Regarding Statutory Directors, these definitions are also assessed by the Executive Development Committee and approved by the Board of Directors.

The main performance indicators taken into account while defining compensation are those related to Company’s performance, for instance EBITDA, as well as general productivity, safety, and environmental indicators.

The performance indicators taken into account while determining compensation of the ILP (replaced by PAV in 2014), PAV and Matching are the value of the Company’s shares in the market, and in the case of the ILP (replaced by PAV) and PAV, the Company position in relation to a group of companies of similar size (peer group).

d.                                      How the compensation package is structured to reflect the development of the performance indicators

The definition of the executives’ performance targets, which are used to structure the payment of their profit share (bonus), derive from the strategic plan and the budget, both approved by the Board of Directors, which are reviewed each year to sustain the targets and expected results for the Company.

The performance indicators taken into account while determining compensation of the long term incentive plans, namely the ILP (in force until 2014), PAV (in force since 2014) and Matching are the value of the Company’s shares in the market, and in the case of the PAV, its position in relation to a group of 12 companies of similar size (peer group). The peer group applicable to the ILP, replaced in 2014 by PAV, was comprised by 20 companies of similar size.

e.                                       How the compensation policy is aligned with the Company’s short-, medium- and long-term interests

The Company compensation policy is based on its performance and financial sustainability in the short, medium, and long term, in line with its strategic plan, while also assuring shareholder value.

As such, the ILP (replaced by PAV in 2014) and Matching were structured with three-year grace period for the payment of compensation, and PAV, with a four-year grace period. These terms were established to align these programs with the evolution of the Company’s performance indicators.

f.                                        Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies

One of the Company’s executive directors was also the President and Chief Executive Officer of Vale Canada Limited, a Vale subsidiary. As such, part of this executive’s fixed compensation and benefits, corresponding to 60% of total compensation paid by Vale Canada Limited. For more information, see item 13.15 in this Reference Form.

g.                                      Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the Company’s controlling interest

There is no compensation or benefit for the members of the Fiscal or Board of Directors, Statutory or Non-Statutory Committees, or the Executive or Non-Board of Directors that is in any way connected to the occurrence of any corporate event.

13.2 — Total Compensation of the executive board, statutory board, and fiscal board

Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2015 — Annual Amounts

	Board of Directors	Statutory Board	Supervisory Board	Total
Number of members	22.00	8.00	4.00	34.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4,950.000.00	22,278,935.84	1,113,946.79	28,342,882.63
Direct and indirect benefits		9,150,041.86		9,150,041.86
Compensation for participation in Committees
		5,502,852.59	222,78	6,715,641.95
	990,000.0		9.36
Other	0
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus		31,075,469.07		31,075,469.07
Profit share
Compensation for participation in meetings
Commissions
Other		10,382,928.23		10,382,928.23
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits
Employment termination benefits		19,062,068.84		19,062,068.84
Stock-based compensation		1,777,103.23		1,777,103.23
Observation	The field “Number of members” includes the regular members (11 members) and deputy members (11 members) of the Board of Directors, as they are all entitled to the compensation.

1. The field “Stock-based compensation” includes the amounts paid in the ILP program (2013 cycle) as well as the estimated amounts of the Matching.

2. The amount presented in the field “Bonus” refers to the value paid in the 2015 fiscal year relative to the goals of the 2014 fiscal year.

			The field “Number of members” includes the regular members (4 members) of the Supervisory Board
Total amount of compensation	5,940,000.00	99,229,399.66	1,336,736.15	106,506,135.81

Total Compensation for the Fiscal Year Ended on December 31, 2014 — Annual Amounts

	Board of Directors	Statutory Board	Supervisory Board	Total
Number of members	19.00	8.00	4.00	31.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4,067,493.34	22,681,831.09	1,098,276.19	27,847,600.62
Direct and indirect benefits	—	9,174,933.52	—	9,174,933.52
Compensation for participation in Committees	—	—	—	—
Other	489,548.16	4,495,819.46	219,655.24	5,205,022.86
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	—	28,450,477.47	—	28,450,477.47
Profit share	—	—	—	—
Compensation for participation in meetings	—	—	—	—
Commissions	—	—	—	—
Other	—	6,061,536.03	—	6,061,536.03
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	—	—	—	—
Employment termination benefits	—	—	—	—
Stock-based compensation	—	1,857,202.70	—	1,857,202.70
Observation

1. The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 002/15

2. The field “Number of members” includes the regular members and deputy members of the Board of Directors, as they are all entitled to the compensation.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 002/15.

2. The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs in the 2012 cycle.

3. The amount presented in the field “Bonus” refers to the effective value paid in the 2014 fiscal year relative to the goals of 2013.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/15.

2 - The field “Number of members” includes the regular members (4 members) of the Supervisory Board

Total compensation	4,557,041.50	72,721,800.27	1,317,931.43	78,596,773.20

Total Compensation for the Fiscal Year Ended on December 31, 2013 — Annual Amounts

	Board of Directors	Statutory Board	Supervisory Board	Total
Number of members	19.00	8.00	4.00	31.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4,188,228.00	20,064,877.00	994,465.00	25,247,570.00
Direct and indirect benefits	0.00	9,485,211.00	0.00	9,485,211.00
Compensation for participation in Committees	0.00	0.00	0.00	0.00
Other	506,540.00	3,713,500.82	198,893.00	4,418,933.82
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00	18,413,629.00	0.00	18,413,629.00
Profit share	0.00	0.00	0.00	0.00
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	4,757,767.95	0.00	4,757,767.95
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00	0.00	0.00	0.00
Employment termination benefits	0.00	1,181,879.00	0.00	1,181,879.00
Stock-based compensation	0.00	2,537,872.00	0.00	2,537,872.00
Observation

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members and deputy members of the Board of Directors, as they are all entitled to the compensation.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 — The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs. 3. The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year. Two of the Executive Directors of Vale started in their positions during fiscal year 2012 and, as such, the amount paid as bonus exclusively for these directors was calculated pro rata temporis, according to rules in the plan. Regarding other directors who have stayed in their positions throughout the fiscal year 2012, the bonus was paid.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members (4 members) of the Supervisory Board

Total amount of compensation	4,694,768.00	60,154,736.77	1,193,358.00	66,042,862.77

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Board of Directors	Statutory Board	Supervisory Board	Total
Number of members	19.00	8.00	4.00	31.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	3,865,666.34	18,316,233.77	963,240.38	23,145,140.49
Direct and indirect benefits	0.00	7,859,706.16	0.00	7,859,706.16
Compensation for participation in Committees	0.00	0.00	0.00	0.00
Other	966,416.58	4,077,327.49	240,810.10	5,284,554.17
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00	21,069,159.02	0.00	21,069,159.02
Profit share	0.00	0.00	0.00	0.00
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	12,144,530.35	0.00	12,144,530.35
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00	0.00	0.00	0.00
Employment termination benefits	0.00	28,267,686.84	0.00	28,267,686.84
Stock-based compensation	0.00	13,043,485.97	0.00	13,043,485.97
Observation

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members (1) and deputy members (10) of the Board of Directors, as they are all entitled to the compensation.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 — The amounts shown in the field “Stock-based compensation” includes the amounts paid in ILP and Matching programs.

3. The amount presented in the field “Bonus” refers to the effective value paid in the 2012 fiscal year relative to the goals of the 2011 fiscal year.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members (4) of the Supervisory Board.

Total amount of compensation	4,832,082.92	104,778,129.60	1,204,050.48	110,814,263.00

13.3 - Variable Compensation of the executive board, statutory board, and fiscal board

Estimates for the fiscal year to be ended on December 31, 2015

	Board of Directors	Statutory Board	Supervisory Board	Total
Number of members(1)	—	8.00		8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan(2)	—	44,557,871.69	—	44,557,871.68
Amount estimated by the compensation plan if pre-established goals are met(3)	—	22,278,935.84	—	22,278,935.84
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan	—	—	—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—	—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 02/2015.

(2) Amount corresponding to 200% of the Fixed Annual Compensation of the Statutory Board.

(3) Amount corresponding to 100% of the Fixed Annual Compensation of the Statutory Board.

Fiscal year ended on December 31, 2014

	Board of Directors	Statutory Board	Supervisory Board	Total
Number of members (1)	—	8,00	—	8,00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan(2)	—	45.363.662,18	—	45.363.662,18
Amount estimated by the compensation plan if pre-established goals are met(3)	—	22.681.831,09	—	22.681.831,09
Amount effectively paid at the close of the fiscal year(4)	—	28.450.477,47	—	28.450.477,47
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan	—	—	—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—	—	—
Amount effectively paid at the close of the fiscal year	—	—	—	—

Notes:

(1) — Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 02/2015.

(2) — Amount represents 200% of Fixed Annual Compensation paid to the Statutory Board.

(3) — Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2014 fiscal year relative to the goals of the 2013 fiscal year.

Fiscal year ended on December 31, 2013

	Board of Directors	Statutory Board		Supervisory Board	Total
Number of members (1)	—	8.00		—	8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan(2)	—	30,097,316.00	(2)	—	30,097,316.00
Amount estimated by the compensation plan if pre-established goals are met(3)	—	20,064,877.00	(3)	—	20,064,877.00
Amount effectively paid at the close of the fiscal year(4)		18,413,629.00	(4)	—	18,413,629.00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount effectively paid at the close of the fiscal year	—	—		—	—

Notes:

(1) — Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2014.

(2) — Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) — Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year.

Fiscal year ended on December 31, 2012

	Board of Directors	Statutory Board		Supervisory Board	Total
Number of members (1)	—	8.00		—	8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan(2)	—	27,474,351.00	(2)	—	27,474,351.00
Amount estimated by the compensation plan if pre-established goals are met(3)	—	18,316,234.00	(3)	—	18,316,234.00
Amount effectively paid at the close of the fiscal year (4)		21,069,159.02	(4)	—	21,069,159.02
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount effectively paid at the close of the fiscal year	—	—		—	—

Notes:

(1) — Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2013.

(2) — Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) — Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2012 fiscal year relative to the goals of the 2011 fiscal year.

13.4        With respect to the stock-based compensation plan for the Board of Directors and the Statutory Board, which was in force in the last fiscal year and which is estimated for the current fiscal year:

The Company has two stock-based compensation plans for the Statutory Board, which do not extend to the Board of Directors. Neither plan grants permission for Company stock purchasing option, but only the payment of a bonus as per the market quotation for the Company stock.

a.             General Terms and Conditions

Long-Term Program (“ILP”) (until 2014) and the Virtual Shares Program (“PAV”) (starting in 2014)

This is a long-term incentive program introduced in 2007 based on the Company’s expected performance in the future. The amount to be paid to the Statutory Directors in the ILP was defined based on the percentage of the short-term (bonus) variable tranche, of 125% for the President and 75% for the other members of the board, from the amount to be effectively paid for this purpose. This amount was transformed, as a reference, in a number of common shares issued by Vale (virtual shares), during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value [by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. The program also takes into consideration the performance of the Company regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. The terms and conditions described above are applicable to beneficiaries from the 2011, 2012 and 2013 cycle within the scope of said program.

Starting in 2014, the ILP was replaced by PAV, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

Matching

This is a variable, long-term form of compensation created in 2008, based on the Company’s expected performance in the future. The main purpose of this program is to encourage an “ownership feeling” as well as to leverage executive retention and reinforce a sustainable performance culture. To become eligible for the Matching program, an executive may allocate 30.0% to 50.0% of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale.

Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employment of Vale three years after they were acquired and who have kept the ownership of all the shares purchased are eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company pays the executive a net value, as a prize, based in the market value of the Company’s shares held by the executive during the program. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to be eligible to the Matching scheme, in compliance with existing legislation. Until 2014, the bonus percentage to be allocated to each executive to be part of the Matching Plan was defined based on the analysis of its performance and potential. The terms and conditions above described are applicable to the beneficiaries of the 2012 and 2013 cycles in the scope of said program.

Starting in 2014, the basis of calculation for the Matching program is the fixed remuneration received by the Company Statutory Directors, and the parameters for this calculation will be pre-established for each of the hierarchical levels for each of the countries in which the Company operates. Additionally, joining in the program in at a voluntary basis for all executives except for the President and Members of the Board, for whom joining and staying in the program is mandatory. Except for the above-mentioned changes, the additional terms and conditions of the program remain unaltered.

b.             Major Plan Objectives

The major objectives of the compensation programs based on shares aforementioned are retention of the Company`s major executives, keep them engaged to the Company and encourage the “ownership feeling”, so that they become committed to mid and long terms results.

c.             How the plans contribute for the achievement of these objectives

The compensation plans based on shares aforementioned promote the alignment of the stockholders’ and the Statutory Directors’ interests, as they ensure that there are only gains for the executives as long as there are gains for the Company as well.

d.             Where the plans fit into the Company`s compensation policy

The compensation plans based on shares aforementioned fit into Vale`s compensation policy once they respond for the long-term alignment of executives with the interests of the Company and the shareholders, contributing for sustainability, and fostering a competitiveness level that complies with the Company business and retention of qualified professionals. They have been designed upon the support provided by specialized consulting services and upon the consideration of domestic and international market trends and moves.

e.             How the plans promote the alignment between management and the Company interests at short, mid and long term

The design of compensation plans based on shares aforementioned incorporates the Company performance rate factors upon company stocks fluctuated value in three (for ILP and Matching) or four years (for PAV) and, in case of ILP or the replacing PAV starting in the 2014 cycle, Company performance relative to other companies of similar size within the same industry and the same reference period. This peer group is comprised by 20 companies, in the case of the ILP, and 12 companies, for PAV, currently in force for cycles starting in 2014. Thus, the plans align the medium- and long-term interests of both the managers and the Company.

For further information on the changes made to the aforementioned programs, see item (a) above).

f.             Maximum number of comprised stocks

Not applicable. No stock purchasing option is granted within the scope of either the ILP or PAV (replacing the ILP) or the Matching programs. The number of virtual ordinary stocks granted as reference within the scope of the ILP varied with the short-term variable remuneration of each executive and with the average market price shares issued by Vale at a set number of trading days before the approval. In case of PAV, replacing the ILP, the number of common virtual shares granted as reference under this plan varies according to the base compensation of each executive and the average quotation of shares issued by Vale in a specific number of trade days prior to the granting.

In the Matching Program, the executive has the option to allocate 30 or 50% of their bonus to purchase Company’s class A preferred stocks and become eligible to participate in the program, after their potential and performance assessment. Starting in 2014, the calculation base for the Matching program is the fixed compensation received by Statutory Directors of the Company, and parameters for this calculation are pre-determined for each hierarchic level and each country where the Company operates.

g.             Maximum number of options to be granted

Not applicable. No stock purchasing option is granted within the scope of the compensation plans based on shares aforementioned.

h.             Stock purchasing conditions

Not applicable. The ILP and Matching programs do not grant stock purchasing options to executives. Once assessed, the amount owed to executives within the scope of these plans is paid in cash.

i.              Criteria for stock pricing or option reference period

Not applicable. As no stock purchasing option is granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period.

In the ILP, replaced by PAV, the amount owed to executives was calculated as per the valuation of a given number of Vale`s virtual ordinary stocks within the period of the past three years, and is based upon the stock average initial quotation of the last 60 stock market floor sessions prior to the incentive grant, and the stock average final quotation at the closing of the last 60 stock market floor sessions of the third year. This amount is then multiplied by a factor of Company performance relative to a peer group of 20 global companies of a similar size. Based on the Company’s position relative to this group of global companies, the ILP may be increase in 50% or it may drop to zero.

Under PAV, starting in 2014, the calculation base is the base compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Therefore, payment may be done in accrued tranches of 20% (by the end of the second year), 30% (by the end of the third year), and 50% (by the end of the fourth year), provided that the performance condition at each is met, as set forth in PAV, namely, placement of Vale within the group comprised by 12 companies of similar size (peer group). The payment metric is the Total Shareholder Return (TSR) related to the peer group, considering the businesses and areas where Vale operates and the influence of variations in the Brazilian market. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive to become eligible for the Plan.

j.              Criteria for establishing the reference period

Not applicable. As mentioned above, compensation plans based on shares aforementioned do not grant stock purchasing option. Therefore, there is no reference period. However, both Programs pre-establish that the payment of incentives be made after a grace period of three years (for ILP and Matching) or four years (for PAV, replacing the ILP since 2014). In case of PAV, payment may be done in cumulative installments equal to 20% (by the end of the second year), 30% (by the end of the third year), and 50% (by the end of the fourth year), provided that the performance condition at each is met, as set forth in PAV, namely, placement of Vale within the group comprised by 12 companies of similar size (peer group). The payment metric is the Total Shareholder Return (TSR) related to the peer group.

k.             Liquidation conditions

Both compensation plans based on shares aforementioned pre-establish that premiums be paid in cash.

l.              Restrictions to stock transfer

With respect to the Matching Plan, the executive will lose his/her right to the premium if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded.

Also under the Plan, operations with derivatives are void, when involving the sale of securities of Vale, as well as the lease to third parties of shares held by the member of the program, considering that one of the goals of the Matching program is the exposure and alignment of the executive to the Company traded shares in the period of the Plan. Operations described above are void as well (involving the sale of derivatives and share lease) related to aby of Vale shares held by the executive, even when acquired out of the Plan, while the executive is an active member of the Plan.

Not applicable to the ILP or PAV (replacing the ILP), though, once this Plan`s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.

m.           Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction

With respect to the Matching Plan, any transference of Vale’s issued preferred stocks that are plan-bonded before the three-year grace period or the executive’s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

However, with respect to the ILP or the PAV (replacing the ILP), the executive’s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

n.             Effects generated by the Company’s Board and Committee Manager’s departure upon his/her rights as provided by the stock-based compensation plan

As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to share-based compensation. In case the Manager’s contract is rescinded or not renewed by the Company, the participant shall receive the values he had purchased prior to the contract rescission or termination date.

13.5 — Participation in stock, quotas, or other convertible securities held by executive officers and fiscal council members — by board or committee

a.               The number of stocks or quotas issued by the Company, held directly or indirectly, in Brazil or overseas, and other stock-convertible securities by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALE S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	2,516	21,930
Executive Officers	9,300	835,867	(*)
Supervisory Board	0	0

Total	11,816	852,374

[*] Including 39,602 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange.

b.             The number of stocks or quotas and other securities convertible into shares or quotas issued by the direct or indirect controllers of the Company, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALEPAR S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares issued by BNDES Participações S.A.

Stockholders 12/ 31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares Issued by LITEL PARTICIPAÇÕES S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares issued by BRADESPAR S.A.

Stockholders 12/ 31/2014	Common	Preferred
Board of Directors	300	28,017
Executive Officers	0	0
Supervisory Board	0	0
Total	300	28,017

Shares issued by MITSUI & CO., LTD

Stockholders 12/31/2014	Common	Preferred
Board of Directors	31,692	0
Executive Officers	0	0
Supervisory Board	0	0
Total	31,692	0

Shares issued by ELETRON S.A

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares issued by OPPORTUNITY ANAFI PARTICIPAÇÕES S.A

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares issued by BELAPART S.A

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares issued by VALETRON S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

c.             The number of stocks or quotas and other securities convertible into shares or quotas issued by the Company’s subsidiaries, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by FERROVIA CENTRO ATLÂNTICA S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares issued by FERROVIA NORTE SUL S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

Shares issued by MRS LOGÍSTICA S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	1	0
Supervisory Board	0	0
Total	1	0

Shares issued by PT VALE INDONESIA TBK

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Supervisory Board	0	0
Total	0	0

13.6                        With respect to stock-based compensation, as acknowledged in the past 3 fiscal years and as estimated for the current fiscal year, for executive board and the statutory board.

Most information in the tables below is not applicable to the Long Term Incentive — (ILP), the Virtual Shares Program (PAV) (replaced the ILP) and Matching described in detail in 13.4, as they do not include or grant stock purchasing option, because they are based on the quotations of the Company’s common shares in order to define the value in kind to be paid as incentive to the executive directors.

Share-based compensation for the current fiscal year (2015)

	Board of Directors	Statutory Board	Total
Number of members(1)	—	8.00	8.00
Weighted average price:	—
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 02/2015.

Share-based compensation - Fiscal year ended on December 31, 2014

	Board of Directors	Statutory Board	Total
Number of members (1)	—	8,00	8,00
Weighted average price:		—	—
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 02/2015.

Fiscal year ended on December 31, 2013

	Board of Directors	Statutory Board	Total
Number of members (1)	—	8,00	8,00
Weighted average price:
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—

	Board of Directors	Statutory Board	Total
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2013.

Fiscal year ended on December 31, 2012

	Board of Directors	Statutory Board	Total
Number of members (1)	—	9,00	9,00
Weighted average price:
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2013.

Note that most information in the tables below is not applicable to the Long Term Incentive — (ILP), the Virtual Shares Program (PAV) (replaced the ILP) and Matching described in detail in 13.4, as they do not include or grant stock purchasing option, because they are based on the quotations of the Company’s common shares in order to define the value in kind to be paid as incentive to the executive directors.

Fiscal year ending on December 31, 2015

	Board of Directors	Statutory Board	Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and March 2012 (1)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and March 2015 (2)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Fair option price on grant date (Incentive Value)	—	1,777,103.23	1,777,103.23

(1) In January 2012 the ILP cycle began and in March 2012 the Matching cycle began.

(2) In January 2015 the ILP cycle ended and in March 2015 the Matching cycle ended.

Fiscal year ended on December 31, 2014

	Board of Directors	Statutory Board	Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and March 2011 (1)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and March 2014 (2)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Fair option price on grant date (Incentive Value)	—	1,857,202.70	1,857,202.70

(1) In January 2011 the ILP cycle began and in March 2011 the Matching cycle began.

(2) In January 2014 the ILP cycle ended and in March 2014 the Matching cycle will end.

Fiscal year ended on December 31 2013

	Board of Directors	Statutory Board	Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and March 2010(1)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and March 2013(2)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Fair option price on grant date (Incentive Value)	—	2,537,872.00	2,537,872.00

Notes:

(1) In January 2010 the ILP cycle began and in March 2010 the Matching cycle began.

(2) In January 2013 the ILP cycle ended and in March 2013 the Matching cycle will end.

Fiscal year ended on December 31, 2012

	Board of Directors	Statutory Board	Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and April 2009 (1)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and April 2012 (2)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Fair option price on grant date (Incentive Value)	—	13,043,485.97	13,043,485.97

Notes:

(1) In January 2009 the ILP cycle began and in March 2009 the Matching cycle began.

(2) In January 2012 the ILP cycle ended and in March 2012 the Matching cycle will end.

13.7                        With respect to outstanding options for the Board of Directors and the Statutory Board at the closing of the last accounting reference period

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares or the compensation received by Company managers to define the cash amount to be paid as incentive to executive directors. For more information, see items 13.4 and 13.6 in this Reference Form

13.8                        With respect to redeemed and delivered options for the Board of Directors and the Statutory Board

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares or the compensation received by Company managers to define the cash amount to be paid as incentive to executive directors. For more information, see items 13.4 and 13.6 in this Reference Form.

13.9                        Relevant information aiming at a broader understanding of data presented under items 13.6 through 13.8 above - pricing method used for stock and option values

Not applicable. See items 13.4 and 13.6 in this Reference Form.

13.10                 Information on Private Pension Funds granted to members of the executive board and the statutory board

Pursuant to contract provisions, the Company pays for both the employer’s and the employee’s share, up to 9% of the fixed compensation, to Valia — Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Statutory Board member.

At Valia, the minimum required age for a retirement plan is 45 years of age, after having contributed for the given plan for a minimum grace period of five years.

Valia — Vale do Rio Doce Social Security Foundation

	Board of Directors	Statutory Board	Total
Number of members (1)		7 members	—

Plan name	Benefits Plan “Vale Mais” (Plano de Benefício Vale Mais)

Number of managers that are eligible for retirement benefits	—	5, of which (i) 2 with Normal Retirement Income; and (ii) 2 with Early Retirement Income; and (iii) 1 with Differed Benefit Income through Retirement.(4)

Eligibility for early retirement	—	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Vale Mais Plan (except for participants migrating from the Defined Benefit Plan (Benefits Plan now closed) to the Vale Mais Plan; - have rescinded the labor contract with the employer or have lost the position of administrator.	—

Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$ 12,255,072.23 (2)	—

Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$ 1,731,059.24(3)	—

	Board of Directors	Statutory Board	Total
Eligibility for advanced redemption and conditions	—	- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Vale Mais Plan, is eligible to receive the redemption. The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Vale Mais Plan up to a maximum of 80% of this account.	—

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 02/2015.

(2) One of the managers is entitled to two (2) benefits, one (1) Normal Retirement Income and one (1) Differed Benefit Income through Retirement.

(3) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2014.

	Board of Directors	Statutory Board	Total
Number of members (1)	—	1 member	—

Plan name	Benefits Plan “Valiaprev”

Number of managers that are eligible for retirement benefits	—	0	—

	Board of Directors	Statutory Board	Total
Eligibility for early retirement	—	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Valiaprev Plan; - have rescinded the labor contract with the employer or have lost the position of administrator.	—

Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$ 560,437.47(2)

Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$ 192,698.57(3)

Eligibility for advanced redemption and conditions

- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Valiaprev Plan, is eligible to receive the redemption.

The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal,

ordinary contribution made by the participant to the Valiaprev Plan up to a maximum of 80% of this account.

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 02/2015.

(2) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2014.

(3) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the year of 2014.

13.11 — Maximum, minimum, and average individual compensation of the executive board, statutory board, and the fiscal board

Justification for not filling out this table.

Information not disclosed due to legal decision, which is that, the award granted in the case of ordinary proceedings No. 0002888-21.2010.4.02.5101 processed by the 5th Circuit Court of Federal Justice of Rio de Janeiro made final the injunction previously granted to IBEF/RJ, (to which Vale and the company executives are linked), determining that CVM shall be absent from (a) deploying the requirement in sub-item 13.11 in exhibit 24 to CVM Instruction 480, (b) applying any penalty related to failure to comply with this requirement by IBEF associates. CVM appealed the decision. On February 6, 2014, the case was sent to the Federal Regional Court of the 2nd Region to be tried as an appeal with no suspension effects. Thus, at least until CVM’s appeal is tried, the decision continues to have the aforementioned effects.

13.12                 Compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement

The contracts signed by members of the Statutory Board have a provision for indemnity for contract rescission, non-renewal or retirement, provided that such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) a compensatory indemnity for each and every amount due, corresponding to six (6) times the amount of the last fixed monthly compensation paid to Executive Directors and twelve (12) times for the President, as well as the payment of the indemnity corresponding to 2 (two) fixed annual salaries, to be paid in eight quarterly equal payments conditioned to a non-compete agreement to be in force for the following 24 months.

No other type of contract agreement is drawn with members of the Board of Directors or the Supervisory Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed.

For details related to insurance policies related to the payment or reimbursement of expenses incurred by Company managers, see item 12.11 in this Reference Form.

13.13                        Percentage of total compensation held by managers and members of the fiscal board that are somehow connected to controllers.

Board or Committee	Fiscal year ended on December 31, 2014
Board of Directors	66.00%
Statutory Board	0.00%
Supervisory Board	0.00%

Board or Committee	Fiscal year ended on December 31, 2013
Board of Directors	74.00%
Statutory Board	0.00%
Supervisory Board	15.00%

Board or Committee	Fiscal year ended on December 31, 2012
Board of Directors	74.00%
Statutory Board	0.00%
Supervisory Board	15.00%

13.14 - Compensation paid to members of the Board of Directors, Statutory Board and members of the fiscal board, grouped by board, received for any purpose other than the function they perform.

No payments in the last three (3) accounting reference periods of any other type rather than for the function they perform were made to any member of the Board of Directors, of the Statutory Board, or the Supervisory Board.

13.15 Compensation paid to members of the Board of Directors, Statutory Board, or fiscal board acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control

FISCAL YEAR ENDED ON 12/31/2014

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$2,271,308.13 (1) (Fixed annual compensation: R$1,293,162.00/ Direct and indirect benefits: R$978,146.13		R$	2,271,308.13
COMPANIES UNDER COMMON CONTROL	0	0	0	0

FISCAL YEAR ENDED ON 12/31/2013

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$2,632,135.00 (Fixed annual compensation: R$1,462,498.00/ Direct and indirect benefits: R$1,169,637.00		R$	2,632,135.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

FISCAL YEAR ENDED ON 12/31/2012

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$1,972,657.00 (Fixed annual compensation: R$1,189,560.00/ Direct and indirect benefits: R$783,097.00		R$	1,972,657.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

13.16                                                                 Other relevant information

Proposal for global compensation

The proposal for global compensation of the managers for the fiscal year 2015 was submitted to the General Annual Meeting intended to fix as a global sum the amount of up to R$ 107,110,935.81 (one hundred and seven million one hundred ten thousand nine hundred thirty five reais and eighty one cents), to be distributed by the Board of Directors, taking into account the provisions in current law and in the Articles of Incorporation of Vale. It should be emphasized that the amount proposed considers the responsibilities of the administrators, the time devoted to their positions, the competence, the professional reputation, and the value of their services in the market. It is important to note that the proposal for overall compensation shown above considers the remuneration of the members of the Advisory Committees and charges related to that remuneration, an amount that is not shown in item 13.2.

The above amount comprises: (a) up to R$ 6,063,946.79 (six million sixty three thousand nine hundred forty six reais and seventy nine cents) corresponding to the fixed compensation of the members of the Board of Directors, and of the members of the Supervisory Board, under the terms of Act No. 6404/76, Art. 163, net of social fees under Vale’s responsibility; (b) up to R$ 55,131,508.14 (fifty five million, one hundred thirty one thousand, five hundred and eight reais and fourteen cents) corresponding to the fixed and variable compensation of the Executive Directors, which takes into account an Board of Directors comprised by 8 Executive Directors, net of social fees under Vale’s responsibility, and excluding direct and indirect benefits. The individual and fixed compensation is compatible with the values paid to the executive members of similar companies, while the payment of the variable compensation, corresponding to the bonus and the long-term incentive, is linked to the fulfillment of predetermined goals, based on the performance of the Company. Thus, the payment of the variable compensation is equivalent to the partial or total fulfillment of the predetermined goals, and they may also be not owed in the event of not reaching such goals; (c) up to R$ 45,310,680.88 (forty five million, three hundred and ten thousand six hundred and eighty reais and eighty eight cents) corresponding to taxes and charges that have an incidence over the compensation and the responsibility of Vale, and also, benefits of any nature; and (d) up to R$ 604,800.00 (six hundred and four thousand eight hundred reais) corresponding to the remuneration of the members of the Advisory Committees and charges related to that remuneration.

14.1 — Human resources description

a) the number of company employees (total, by groups based on activity, and by geographic location)

The table below shows the number of employees of the Company and its controlled companies for the financial years closed December 31, 2012, 2013, and 2014:

Fiscal years ended on December 31 of 2012, 2013 and 2014

	2012	2013	2014
Total number of employees	85,305	83,286	76,531

By business area
Ferous	29,806	31,799	30,314
Non ferous	16,300	15,772	15,618
Coal	2,991	2,707	2,137
Logistics	19,440	19,884	14,345
Fertilizers	7,340	6,772	6,773
Others (1)	9,428	6,352	7,344

By location
Brazil	67,580		59,765
Canada	6,766	6,645	6,666
Indonesia	3,172	3,208	3,138
New Caledonia	1,198	1,355	1,342
Australia	1,067	952	364
The United States	0	7	7
China	134	154	155
Mozambique	1,918	2,226	2,341
Peru	766	770	801
Colombia	7	0	0
Chile	527	16	10
Other (2)	2,170	1,788	1,942

(1)                                Includes the following: Exploration, Energy, Engineering, Institutes and Foundations, Project Management, General Services and Corporate Services.

(2)                                Includes the following: Argentina, Austria, Dubai, India, Japan, Korea, Malawi, Malaysia, Oman, Paraguay, The Philippines, Singapore, Switzerland, United Kingdom, USA, and Zambia.]

b.                                     Number of outsourced employees (total, total, by groups based on activity and by geographic location)

The table below shows the number of outsourced employees of the Company and its controlled companies for the financial years closed December 31, 2012, 2013, and 2014 by activity and by geographic location:

Fiscal years ended on December 31 of 2012, 2013 and 2014

	2012	2013	2014
Number of indirect employees	110,343	129,096	129,920

By business area
Ferous	12,707	12,954	21,041
Non ferous	16,322	14,083	13,937
Coal	4,666	20,113	15,338
Logistics	11,069	13,653	8,889
Fertilizers	12,117	10,583	10,076
Others (1)	53,462	57,710	60,639
By location
Brazil	85,246	93,335	98,308
Canada	6,959	7,574	7,385
Indonesia	3,780	2,483	2,429
New Caledonia	2,712	1,990	1,784
Australia	216	258	249
The United States	0	0	0
China	0	20	20
Mozambique	4,497	11,754	13,634
Peru	987	1,111	1,009
Colombia	0	0	0
Chile	714	56	21
Other (2)	5,232	10,515	5,081

(1) Includes the following: Exploration, Energy, Engineering, Institutes and Foundations, Project Management, General Services and Corporate Services.

(2) Includes the following: Argentina, Cook Islands, Japan, Liberia, Malawi, Malaysia, Mexico, Oman, Paraguay, The Philippines, Singapore, Switzerland, Taiwan, and Zambia.]

c.                                       Employee turnover index

The index of employee turnover at the Company and its subsidiaries (churning index) for the financial years ending in 2012, 2013, and 2014 was 5.1%, 6.6%, and 8.1% respectively. The churning index is calculated based on data from Vale S.A. and its controlled companies in the following countries: Brazil, Canada, Indonesia, New Caledonia, Australia, United States of America, China, Mozambique, Peru, Colombia, Chile, Argentina, Austria, Dubai, India, Japan, Korea, Malawi, Malaysia, Oman, Paraguay, The Philippines, Singapore, Switzerland, United Kingdom, USA, and Zambia

d.                                      Company’s exposure to labor liabilities and contingencies

On December 31, 2014, the Company was a defendant in 21,781 labor lawsuits, involving the total amount of R$ 10.5 billion, for which there is a R$ 1.9 billion in provisions by reason of the risks involved. The labor lawsuits brought against the Company deal with matters such as: overtime, hours traveling, additional pay for unhealthy and dangerous working conditions, pay equity, and outsourcing, among others.

For a more detailed description of the labor lawsuits considered relevant to the Company’s and its subsidiaries businesses, see items 4.3 a 4.7 of this Reference Form.

14.2 — Relevant changes — Human Resources

Due to the reduce interest held by Vale in General Load companies in 2014, the results of such companies is not consolidated in the total number of employees, own or third party.

14.3                        Description of Company employee remuneration policies

a.                                      Salary and variable remuneration policy

Vale follows the practice already adopted in recent years to carry out comparative research on remuneration and offers all its own employees a salary equal to or higher than the legal minimum practiced in each location. Additionally, through compensation, Vale promotes the engagement of its employees and increasingly encourages performance through different rewards, in order to strengthen the culture of constant pursuit of results. The remuneration package also allows alignment of goals and individual results with Vale’s.

In Vale’s own units, performance assessment for the variable short term compensation (annual) is based on annual goals aligned to Company strategy and budget defined by the Board of Directors. These evaluations are conducted through an interactive process between employees and their managers, as well as using computer systems, in which the results are logged. In this program, employees are rewarded for achieving and/or exceeding their goals, and also according to results found by the main corporate indicator (Operational Cash Flow subtracted from Current Investments). The goal schedule of each employee is comprised by categories, including sustainability, financial and economic, operational excellence, and area-specific goals, and at the beginning of each year, results and goals of the previous year are determined. Each result achieved in the goals represents a number of points and the sum of all points is one of the factors that, with Vale’s result, will define the employee short-term variable compensation.

Since November 2007, Vale has signed collective agreements valid for two years with all trade unions representing 100% of the total number of Company employees in Brazil. As a result of the agreements, for the period 2011-2013 and 2013/2015, there was a salary increase of 8.0% in 2012, 6.0% in 2013, and 5.4% in 2014. In Canada, Australia, Indonesia, New Caledonia, Mozambique, Peru, England, and Oman, Vale negotiates collective agreements with workers’ trade unions, with a duration of typically between one and five years.

Certain employees who are part of the management framework of Vale may also participate in long-term incentives, depending on eligibility for each plan, such as: (i) Matching, a program based on shares with the objective of encouraging the “owner’s view” of the Company and increasing the ability to attract and retain managers, where the qualified employee may acquire, with his own funds, preferred shares of Vale (time 0), and if the employee holds these shares, as well as maintains its employment relation with Vale for a period of three (3) years, additionally to complying with the requirements defined in the annual program manual, he will be entitled to receiving from Vale the equivalent to the same number of shares purchased at time 0; (ii) Long Term Incentive — ILP, program that grants virtual shares of Vale to the leaders and considers the performance related to the total shareholder return (TSR) compared with a defined group of comparable companies (peer group), during the three (3) year cycle. The last year of concession of the ILP was the Cycle beginning in 2013, but the terms and conditions of the ILP are still applicable to its beneficiaries. Starting in 2014, the ILP was replaced by the Virtual Shares Program— PAV, a program also based on Vale common virtual shares, with operation and conditions similar to the ILP, where participants have the chance of receiving, in a four (4) year cycle, an amount equivalent to the market value of a specific number of Vale common shares. For more information about the ILP, the PAV and Matching, see item 13.4 in this Reference Form.

The salary and variable remuneration policy for non-statutory directors is described in item 13 of this Reference Form.

b.                                      Benefits policy

One of Vale’s guidelines is to guarantee that the benefits are offered consistently at the different locations where the company is present, compliant with the goals of each business, the corporate human resources philosophy and strategy, as well as respecting legal requirements of the country and considering local market conditions. Vale offers its employees a compensation and benefits package that contributes to the attraction, retention, and engagement strategy.

Vale offers to 100% of its employees medical assistance and life insurance benefits, and for the most part of its employees Vale offers insurance against personal accidents, private pension, transport voucher, education, and meal at work, food voucher and Employee Assistance Program.

Regarding pension funds, Vale recommends that in locations where the financial market allows long-term asset management in a sustainable manner, that the definite contribution model is offered.

c.                                       Characteristics of compensation plans based in shares for non-administrative employees

Compensation plans based in shares described in item 13.4 of this Reference Form include the Company’s non-statutory directors, as well as other leadership levels, according to qualification rules applicable to each plan. The characteristics of these plans are described in item 13.4 of this Reference Form.

14.4 - Description of the relationships between the issuer and trade unions

Vale builds a harmonious relationship with trade unions all around the world. That covers approximately 50 trade unions in Brazil and 12 trade unions in the rest of the world. Today, there are collective agreements in Brazil, Canada, the United Kingdom, Norway, France, Peru, Mozambique, Australia, New Caledonia, Indonesia and, in 2013, we entered into our first collective agreement in Oman

In Brazil, on December 31, 2014, all collective agreements were concluded without the occurrence of strikes at key Brazilian operations, this in a year when there were strikes in several production sectors in the country.

Vale continued to favor long-term collective labor agreements respecting the specificities of each country. For example, in Brazil, Vale is one of the few companies that, since 2007, has been signing two-year long collective labor agreements. This also occurs in New Caledonia, where agreements have a term of three years, and Canada, where we have agreements with a five-year term.

Vale has been a pioneer in Brazil in the conclusion of collective agreements of participation in the results with defined goals and a two-year term, and our goal is to keep this practice.

Since 2005, employees elect, by direct election, a permanent member for the Board of Directors and the respective deputy member. Elections are a result of a joint effort between company and unions.

In Brazil, in every semester since 2010, the company meets with the unions to discuss themes such as “Health and Safety in the Workplace”. Brazilian Central Unions also take part in these meetings.

15.1 / 15.2 Shareholding Position

Vale S.A.

				Common Shares		Preferred Shares Class A		Preferred Shares Special Class		Total of Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholders	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Valepar S.A.	Brazilian	RJ	01.772.413/0001-57	1,716,435,045	53.352021	20,340,000	1.003390	0	0.000000	20,340,000	1.003390	1,736,775,045	33.117284	No	Yes	05/11/2015
BNDES Participações S.A.	Brazilian	RJ	00.383.281/0001-09	206,378,882	6.414883	66,185,272	3.264978	0	0.000000	66,185,272	3.264978	272,564,154	5.197325	No	No	05/11/2015
Aberdeen Asset Managers Limited	British			97,111,513	3.018521	183,751,443	9.064620	0	0.000000	183,751,443	9.064620	280,862,956	5.355568	No	No	03/30/2015
Capital Research and Management Company	North-American			89,352,750	2.777355	147,453,525	7.274012	0	0	147,453,525	7.274012	236,806,275	4.515484	No	No	[03/30/2015]
Treasury				31,535,402	0.980216	59,405,792	2.930540	0	0.000000	59,405,792	2.930540	90,941,194	1.734091	No		05/21/2014
Others				1,076,374,810	33.457002	1,549,991,674	76.462458	12	100.000000	1,549,991,686	76.462458	2,626,366,496	50.080247			03/30/2015
Total				3,217,188,402	100.000000	2,027,127,706	100.000000	12	100.000000	2,027,127,718	100.000000	5,244,316,120	100.000000

Valepar S.A. - 01.772.413/0001-57

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Litel Participações S.A.	Brazilian		00.743.065/0001-27	637,443,857	49.00%	200,864,272	66.83%	838,308,129	52.34%	Yes	Yes	12/31/2014
Bradespar S.A.	Brazilian	SP	03.847.461/0001-92	275,965,821	21.21%	0	0.00%	275,965,821	17.23%	Yes	Yes	12/31/2014
Mitsui & Co., Ltd	Japanese		05.466.338/0001-57	237,328,059	18.24%	4,450,333	1.48%	241,778,392	15.09%	Yes	Yes	12/31/2014
BNDES Participações S.A.	Brazilian	RJ	00.383.281/0001-09	149,787,385	11.51%	4,012,241,00	1.33%	153,799,626	9.60%	Yes	Yes	12/31/2014
Eletron S.A.	Brazilian		00.514.998/0001-42	380,708	0.02%	7,139	0.00%	387,847	0.02%	Yes	Yes	12/31/2014
Others				0	0.00%	91,232,982	30.35%	91,232,982	5.69%			12/31/2014
Total				1,300,905,830	100.00%	300,566,967	100.00%	1,601,472,797	100.00%

Litel Participações S.A. — CNPJ: 00.743.065/0001-27

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
BB Carteira Ativa	Brazilian		01.578.476/0001-77	193,740,121	78.40	28,385,377	94.36%	222,125,498	80.13	No	Yes	12/31/2014
Others				53,388,224	21.60	1,695,907	5.64%	55,084,131	19.87
Total				247,128,345	100.00	30,081,284	100.00	277,209,629	100.00

Bradespar S.A. — CNPJ: 03.847.461/0001-92

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
NCF Participações S.A.	Brazilian		04.233.319/0001-18	30,388,376	24.80	2,235,627	0.98	32,624,003	9.33	No	Yes	12/31/2014
Cidade de Deus Cia. Cial. de Participações S.A.	Brazilian		61.529.343/0001-32	44,883,224	36.63	300,960	0.13	45,184,184	12.93	No	Yes	12/31/2014
Fundação Bradesco	Brazilian		60.701.521/0001-06	18,179,304	14.84	—	—	18,179,304	5.20	No	Yes	12/31/2014
Others	—		—	29,072,145	23.73	224,488,309	98.89	253,560,454	72.54	—	—	—
Total				122,523,049	100.00	227,024,896	100.00	349,547,945	100

Cidade de Deus Cia. Cial. de Participações S.A. — CNPJ: 61.529.343/0001-32

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Nova Cidade de Deus Participações S.A.	Brazilian	SP	04.866.462/0001-47	3,330,454,557	45.05	0	0	3,330,454,557	45.05	No	Yes	12/31/2013
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	2,462,446,247	33.31	0	0	2,462,446,247	33.31	No	Yes	12/31/2013
Lina Maria Aguiar	Brazilian	SP	017.080.078-49	631,233,924	8.54	0	0	631,233,924	8.54	No	Yes	12/31/2013
Lia Maria Aguiar	Brazilian	SP	003.692.768-68	496,778,330	6.72	0	0	496,778,330	6.72	No	Yes	12/31/2013
Others	—	—	—	471,793,267	6.38	0	0	471,793,267	6.38	—	—
Total	—	—	—	7,392,706,325	100.00	0	0	7,392,706,325	100.00	—	—

Nova Cidade de Deus Participações S.A. — CNPJ: 04.866.462/0001-47

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	132,647,429	46.30	303,570,305	100	436,217,734	73.93	No	Yes	12/31/2014
BDD Participações S.A.	Brazilian	SP	07.838.611/0001-52	153,837,939	53.70	0	0	153,837,939	26.07	No	Yes	12/31/2013
Total	—	—	—	286,485,368	100.00	303,570,305	100	590,055,673	100.00	—	—	4

BBD Participações S.A. — CNPJ: 07.838.611/0001-52

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Lázaro de Mello Brandão	Brazilian	SP	004.637.528-72	11,700,000	6.64	0	0	11,700,000	3.79	No	Yes	12/31/2014
NCD Participações Ltda	Brazilian	SP	48.594.139/0001-37	0	0	67,551,600	50.84	67,551,600	21.86	No	Yes	12/31/2014
Treasury	—	—	—	73,268,091	41.58	15,633,544	11.77	88,901,635	28.76	No	No	12/31/2014
Others	—	—	—	91,238,208	51.78	49,685,467	37.39	135,983,090	45.59	—	—	—
Total	—	—	—	176,206,299	100.00	132,870,611	100	309,076,910	100.00	—	—	—

NCF Participações S.A. — CNPJ: 04.233.319/0001-18

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Fundação Bradesco	Brazilian	SP	60.701.521/0001-06	283,571,490	25.13	1,005,739,284	100.00	1,289,310,774	60.41	No	Yes	12/31/2013
Cidade de Deus Cia. Cial. de Participações S.A.	Brazilian	SP	61.529.343/0001-32	843,211,787	74.72	0	0	843,211,787	39.51	No	Yes	12/31/2013
Nova Cidade de Deus Participações S.A.	Brazilian	SP	04.866.462/0001-47	1,688,246	0.15	0	0	1,688,246	0.08	No	Yes	12/31/2013
Total	—	—	—	1,128,471,523	100.00	1,005,739,284	100.00	2,134,210,807	100.00	—	—	—

BNDES Participações S.A. - 00.383.281/0001-09

			Common Shares		Total Shares		Shareholders’
Shareholder	Nationality	CPF/CNPJ	Qty	%	Qty	%	Agreement	Controller	Last Change
Banco Nacional de Desenvolvimento Econômico e Social — BNDES	Brazilian	33.657.248/0001-89	1	100.00	1	100.00	No	Yes	12/31/2013
Total			1	100.00	1	100.00

Eletron S.A. — CNPJ:00.514.998/0001-42

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	StateF	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Opportunity Anafi Participações S.A.	Brazilian	RJ	02.992.366/0001-10	9,986,293	99.99	0	0	9,986,293	99.99	No	Yes	12/31/2013
Others				1,083	0.01	0	0	1,083	0.01
Total				9,987,376		0	0	9,987,376	100%

Opportunity Anafi Participações S.A. — CNPJ: 02.992.366/0001-10

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Belapart S.A.	Brazilian	RJ	01.608.571/0001-76	1,236,116	26.18	0	0	1,236,116	21.73%	No	No	12/31/2014
Opportunity Holding FIP	Brazilian	RJ	08.277.553/0001-06	2,249,016	47.64	966,503	100.00	3,215,519	56.54%	No	Yes	12/31/2014
Valetron S.A.	Brazilian	RJ	01.772.313/0001-20	1,236,116	26.18	0	0	1,236,116	21.73%	No	No	12/31/2014
Others	—	—	—	6	0.00%			6	0.00%
Total				4,721,254	100.00%	966,503	100.00	5,687,757	100.00%

Valetron S.A. — CNPJ: 01.772.313/0001-20

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Verônica Valente Dantas	Brazilian	RJ	262.853.205-00	629	56.16	—	—	629	56.16	No	Yes	12/31/2013
Sweet River Fund	Cayman Islands		05.707.521/0001-05	490	43.75	—	—	490	43.75	No	No	12/31/2013
Others				1	0.09	—	—	1	0.09
Total				1120	100.00			1120	100.00

Belapart S.A. — CNPJ: 01.608.571/0001-76

				Common Shares		Preferred Shares		Total		Member of the shareholders’	Controlling	Date of Last
Shareholder	Nationality	State	CPF/CNPJ	Quantity	%	Quantity	%	Quantity	%	agreement	shareholder	Change
Verônica Valente Dantas	Brazilian	RJ	262.853.205-00	629	56.16	—	—	629	56.16	No	Yes	12/31/2013
Sweet River Fund	Cayman Islands		05.707.521/0001-05	490	43.75	—	—	490	43.75	No	No	12/31/2013
Others				1	0.09	—	—	1	0.09
Total				1120	100.00			1120	100.00

15.3        Distribution of Capital

Date of last change	05/13/2015
Number of individual shareholders (units)	142,914
Number of corporate shareholders (units)	1,664
Number of institutional investors (units)	1,562

Outstanding shares

Outstanding shares corresponding to all Issuer shares, except for the shares kept by the controlling entity, by related people, by the managers of the issuer, and by the shares held in treasury

Quantity of common shares (Units)	1,262,823,073	39.252382%
Quantity of preferred shares (Units)	1,879,648,405	92.724715%
Quantity of class A preferred shares (Units)	1,879,648,405	92.724715%
Total	3,142,471,478	59.921473%

15.4        Shareholders’ Organizational Chart

Vale decided not to disclose the organizational chart of its shareholders at that moment, as set forth in Exhibit 24 in CVM Instruction 480 dated December 7, 2009.

15.5        Shareholders’ Agreements filed at the headquarters of the Issuer or the controlling entity:

Vale does not have a shareholders’ agreement. However, the controlling shareholders of Valepar S.A. signed a Private Instrument of Agreement for Valepar S.A. shareholders (Shareholders’ Agreement).

a)            Parties

Litel Participações S.A., Bradespar S.A., Mitsui & Co. Ltd., BNDES Participações S.A. and Eletron S.A. (Signatories)

b)            Date of Signing

April 24, 1997.

c)             Term

20 years from the date signed, extendable for equal periods of 10 years.

d)            Description of clauses relative to the exercise of the right to vote and controlling votes.

The Shareholders’ Agreement stipulates that the Signatories shall be obliged to orientate their representatives in the General Meetings and the meetings of Vale’s Board of Directors to vote as per agreed in the Prior Meeting of Valepar.

With the exception of permitted quorums mentioned below, items in the Prior Meetings will be decided by a simple majority of the votes of the Signatories present.

In accordance with the Shareholders’ Agreement, it is necessary to have the support of at least 75% of the holders of the relevant common shares for the adoption of the following items:

· amendment of Vale’s bylaws, except for a legal requirement;

· increase of Vale’s share capital by share subscription, creation of a new class of shares, change in the characteristics of the existing shares or any reduction of Vale’s share capital;

· issuance of debentures of Vale, whether or not convertible into shares of Vale, call options or any other security of Vale;

· determination of issuance price for any new shares of share capital or other security of Vale;

· amalgamation, spin-off, or merger to which Vale is a party, as well as any change to Vale’s corporate form;

· dissolution, receivership, bankruptcy or any other voluntary act for financial reorganization or any suspension thereof;

· the election and replacement of Vale’s Board of Directors and of Executive Officers of Vale;

· the election and replacement of the Chairman of the Board of Vale;

· the disposal or acquisition by Vale of an equity interest in any company, as well as the acquisition of any shares of share capital of Vale for maintenance in treasury;

· the participation by Vale in a group of companies or in a consortium of any kind;

· the execution by Vale of agreements relating to distribution, investment, sales, exportation, technology transfer, trademark license, patent exploration, license to use, and leases in which Vale is a part;

· the approval and amendment of Vale’s business plan;

· the determination of the compensation of the executive officers and directors of Vale, as well as the duties of the Board of Directors and the Board of Executive Officers;

· any profit sharing among the members of the Board of Directors or Board of Executive Officers of Vale

· any change in the corporate purpose of Vale;

· the distribution or non-distribution of any dividends (including distributions classified as interest on shareholders’ equity) on any shares of share capital of Vale other than as provided in Vale’s bylaws;

· the appointment and replacement of Vale’s independent auditor;

· the creation of any “in rem” guarantee, granting of guarantees including rendering of sureties by Vale with respect to obligations of any unrelated party, including any affiliates or subsidiaries;

· the passing of any resolution on any matter which, pursuant to applicable law, entitles a shareholder to withdrawal rights through reimbursement of his shares;

· the appointment and replacement by the Board of Directors of any representative of Vale in subsidiaries, companies related to Vale or other companies in which Vale is entitled to appoint directors and officers; and

· any change in the maximum debt limit and debt to equity threshold, as defined in the shareholders’ agreement, among others.

e)             Description of clauses relative to the appointment of directors

The management of Vale’s business will be carried out by experienced, independent, competent professionals, who have the required qualifications for the positions that they hold.

For the purpose of electing Members of the Board at the respective General Meetings, the Signatories will indicate the total number of Board members, whose designation will fall to Valepar, proportionately to its share in the share capital of Valepar. The CEO of Vale will be selected from names in a triple list put forward by an international executive search company and elected in a meeting of the Board of Directors summoned for this purpose. It will fall to the CEO of Vale to propose to the Board of Executive Officers the names of the other directors.

Each Signatory will, during the period of his or her respective mandate, be able to replace the Board member they indicated. In this situation, all Signatories will vote in favor of the name thus proposed at the General Meeting called for this purpose.

f)             Description of clauses relative to the transfer of shares and the preference for acquiring them

The Shareholder Agreement stipulates that Valepar S.A. will have preference as regards the Signatories for the acquisition at any time of Vale’s shares, as well as vetoing the direct acquisition of Vale shares by the

Signatories, unless there is authorization from the remaining Signatories, to be granted in a Prior Shareholder Meeting, at which the issue must be approved by a quorum of 75% of the total of the common Valepar shares, related to the shareholder agreement.

In line with the Shareholder Agreement, it is necessary to have the Approval of the Shareholders of 100% of the common shares related to the Agreement in question for the disposal in any form of Vale shares owned by Valepar.

g)            Description of clauses which restrict or tie voting rights of members of the Board of Directors

See line “d”.

15.6        Relevant Changes in the shareholdings of Members of the Control Group and issuer managers

There were no significant changes in the shareholdings of Members of the Control Group and directors of the Company in the last 3 financial years.

15.7        Other relevant information

The following is additional information related to Vale controlling group:

1) As described in item 15.1, Litel Participações S.A., is one of the indirect controllers of Vale, and it is controlled by BB Carteira Ativa.

BB Carteira Ativa shares are 100% owned by PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”). BB Carteira Ativa is managed by BB Gestão de Recursos — Distribuidora de Títulos e Valores Mobiliários S.A.

Previ is a private pension fund and its participants are employees of the Banco do Brasil and of Previ itself. Previ management is divided between the Board of Directors and the Board of Executive Officers. The Board of Executive Officers is composed of six members: President, Director of Administration, and Directors for Investments, Security, Participations, and Planning. The Board of Directors is composed of six members and their substitutes. Three are elected by the participants and users of the security, and three others indicated by the Banco do Brasil. According to the Statutes of Previ, the Board of Directors is the part of the organizational structure responsible for defining the general policy of the administration of the entity.

On December 31, 2013 the Board of Directors was composed of the following board members: Robson Rocha (President), Alexandre Correa Abreu, Paulo Roberto Lopes Rocci, Rafael Zanon Guerra de Araújo, and Haroldo do Rosário Vieira; and Antonio José de Carvalho; and their respective substitutes: Carlos Eduardo Leal Neri, Eduardo Cesar Pasa, Carlos Alberto Araújo Netto, José Ulisses de Oliveira, Jr., José Souza de Jesus, and José Bernardo de Medeiros Neto. The Board of Executive Officers was composed of the following members: Marco Geovanne Tobias da Silva (President in Office), Cecília Mendes Garcez Siqueira (Director of Administration), Marcio Hamilton Ferreira (Director of Investments), Arthur Prado Silva (Director of Participations in Office), Décio Bottechia Júnior (Director of Planning), and Marcel Juviniano Barros (Director of Security). The Audit Committee was composed of the following members: Odali Dias Cardoso (President), Williams Francisco da Silva, Aureli Carlos Balestrini, Adriano Meira Ricci; and by their corresponding substitutes: Diusa Alves de Almeida, Iris Carvalho Silva, Daniel André Stieler and Carlos Célio de Andrade Santos. At the time, Mr. Marco Geovanne Tobias da Silva, replacing Mr. Dan Antonio Marinho Conrado, temporarily assumed the office as President of PREVI and Mr. Arthur Prado Silva, replacing Mr. Marco Geovanne Tobias da Silva, temporarily assumed the office as Director of Participations at PREVI. The Director of Participations is responsible for monitoring the companies which make up the variable income portfolio and the real estate portfolio, especially as concerns the shareholdings and Previ’s share and representation in the administrative and supervisory organs of the companies or undertakings, with a view to adopting any measures necessary to assure best corporate governance practices for companies in which investments have been made.

It is important to note that following the base date above, December 31, 2014, Mr. Marco Geovanne Tobias da Silva left the position of Executive Officer at Previ in May 2015.

2) As described in the item 15.1, Fundação Bradesco is one of the indirect controlling of Vale.

The Fundação Bradesco is a non-profit entity which has worked to foster and develop children and adolescents through schools in low income areas. The activities of the Bradesco Foundation are financed exclusively by resources coming from donations which Bradesco and its affiliates make, as well as from dividends and interest on its own capital from its share in Bradesco capital.

According to the terms of the Fundação Bradesco bylaws, all Bradesco directors, Executive Directors and members of the Board, as well as all directors and responsible for Cidade de Deus Cia. Cial. de Participações S.A., act as members of the board of trustees of the Fundação Bradesco, known as the Mesa Regedora.

3) As described in the item 15.1, Mitsui & Co. Ltd. is one of the indirect controlling of Vale.

Mitsui & Co. Ltd., direct controlling entity of Valepar S.A., has share control spread among many shareholders. The following table presents information regarding Mitsui & Co. Ltd. on September 30, 2014:

Mitsui & Co. Ltd.

	Common Shares		Preferred Shares		Total Shares		Shareholders’	Controlling
Shareholder	Qty	%	Qty	%	Qty	%	Agreement	Shareholder	Last Change
The Master Trust Bank of Japan, Ltd. (trust account)	145,117,000	8.07	—	—	145,117,000	8.07	No	No	09/30/2014
Japan Trustee Services Bank, Ltd. (trust account)	105,985,000	5.89	—	—	105,985,000	5.89	No	No	09/30/2014
Sumitomo Mitsui Banking Corporation	38,500,000	2.14	—	—	38,500,000	2.14	No	No	09/30/2014
Nippon Life Insurance Company	35,070,000	1.95	—	—	35,070,000	1.95	No	No	09/30/2014
Barclays Securities Japan Limited	25,000,000	1.39	—	—	25,000,000	1.39	No	No	09/30/2014
Mitsui Sumitomo Insurance Company, Limited	24,726,000	1.37	—	—	24,726,000	1.37	No	No	09/30/2014
State Street Bank West Client-Treaty	21,398,000	1.19			21,398,000	1.19	No	No	09/30/2014
Others	1,400,718,127	77.97,	—	—	1,400,718,127	77.97,	—	—	09/30/2014
Total	35,070,000	1.95	—	—	35,070,000	1.95	No	No

4) As described in item 15.1, Banco Nacional de Desenvolvimento Econômico e Social — BNDES is one of the indirect controlling entities of Vale. BNDES is a public company with legal personality under private law, whose shares are 100% owned by the Federal Government.

5) As described in item 15.1, Opportunity Holding FIP is one of the indirect controlling entities of Vale. Opportunity Holding FIP is an investment fund administered by BNY Mellon Serviços Financeiros DTV S.A. and managed by Opportunity Private Equity Gestora de Recursos Ltda., responsible for the fund investment decisions, being, in turn, represented by the administrators, Ms. Maria Amália Delfim de Melo Coutrim (CPF no. 654.298.507-72) and Mr. Leonardo Guimarães Pinto (CPF No. 082.887.307-01)

16.1        Description of rules, policies, and practices by the issuer on transactions with related parties

Vale is amongst the largest private Brazilian companies, and operates in various segments of the economy, with cash flow and wealth consistent with its size. For this reason, in view of the constant search for better trading conditions for the achievement of its activities and the investment of its resources, the Company often negotiates the terms of the transactions inherent in its businesses, which inevitably leads to agreeing on transactions with related parties whenever its best interests and those of its shareholders are served.

Thus, transactions with related parties are made by the Company in a strictly exchanged based manner, observing usual price and market conditions, and therefore do not generate any undue advantage to their counterparts nor damage to the Company.

As provided in the Bylaws, it is Vale’s Board of Directors’ responsibility to discuss any business between the Company and (i) its shareholders, directly or through interposed companies, (ii) companies that participate, directly or indirectly, in the capital of a controlling shareholder or are Subsidiary by or under common control of entities that participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company is involved. Accordingly, the Board of Directors may delegate responsibilities with limits and procedures that meet the peculiarities and nature of operations, without withholding due information on all the Company’s transactions with related parties.

In December 2013, Vale also has a Policy for Transactions with Related Parties (“Policy”), which establishes guidelines and principles to ensure that the transfer, free of charge or onerous, of funds, services or obligations involving people and/or companies with whom Vale has the possibility of contracting under conditions that are not independent conditions that characterize transactions with third parties (“Related Parties” and “Transactions with Related Parties”, respectively), being conducted under market standards, including the best practices in corporate governance, with due transparency, prioritizing Vale’s best interests, avoiding abuses and misuses of company assets, as well as preventing the granting of loans in favor of Related Parties, except in favor of subsidiaries and affiliates of Vale. For more information on the Policy for Transactions with Related Parties, see items 12.2 (d) and 12.4 (c) in this Reference Form.

Any violation against the terms in this Policy will be considered a violation against the Code of Ethics and Conduct and is subject to procedures and penalties set forth therein. Additionally, the infringing party will also be responsible for losses and damages caused to Vale and third parties.

Additionally, Vale has Governance and Sustainability Committee committed to reviewing and proposing improvements to its Code of Ethics and Conduct and to the management system to avoid conflicts of interest, advising on potential conflicts of interest between the Company, its shareholders, and directors, as well as under the Policy, evaluating the selection process and conditions of transactions to be appreciated by the Board of Directors.

16.2 Information on transactions with related parties

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	10/08/2007
Amount (R$)	R$ 774,568,410.00
Current balance (R$)	R$ 341,536,672.39
Amount of related party	Not applicable
Duration	09/15/2019
Loan or other type of debt	YES
Interest rate	1.8%
Relationship with the Issuer	Indirect controlling shareholder
Purpose of the contract	Funding for expansion of transport capacity of Carajás Railroad
Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate the contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)            reducing Vale’s staff without offering training programs and/or replacement programs for workers in other companies;

 b)           inclusion in Vale bylaws, statute or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting Vale or its controlling shareholders, or even the inclusion therein, of conditions leading to:

i)             restrictions on Vale’s ability to grow or its technological development;

ii)            restrictions on Vale’s access to new markets; or

iii)           restrictions or loss of ability to pay financial obligations resulting from this operation;

c)             the use of proceeds to finance any purpose other than the expansion of Carajás railroad’s transport capacity to 103 million tons transported annually;

d)            give, without prior authorization from BNDES, guaranties of any kind in operations with other creditors without the same quality of guaranties provided to BNDES, with equal priority of payment;

e)             not observing the following ratios during the term of the contract:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES within 60 days from the date of written communication.

In case the proceeds granted under this Contract are used for any purpose other than the expansion of the Carajás railroad’s annual transport capacity to 103 million tons, BNDES, without prejudice to the provisions, will inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 06.16.86.

This contract will also expire, with the enforceability of the debt and suspension of any immediate disbursement, at the date of installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, shareholder, or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

The change in indirect control of Vale, during the term of the Contract, is excluded from the possibility of early expiration by default.

Nature and reason for the transaction/other relevant information	Applicable interest rate is: TJLP (long-term interest rate) +1.8% per year. This is funding for expansion of transport capacity of Carajás Railroad.

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	03/28/2008
Amount (R$)	R$ 808,350,800.00
Current balance (R$)	R$ 781,894,939.40
Amount of related party	Not applicable
Duration	09/15/2029
Loan or other type of debt	YES
Interest rate	1.46%
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Financing for installation of the UHE Estreito Hydroelectric Power Plant
Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)            reducing Vale’s staff without providing training programs and/or replacement programs for workers in other companies;

 b)           inclusion in Vale bylaws, statute, or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting control of any of these companies by the respective controlling shareholders, or even the inclusion therein, of conditions leading to:

i)              restrictions on Vale’s ability to grow or its technological development;

ii)             restrictions on Vale’s access to new markets; or

iii)            restrictions or loss of ability to pay financial obligations resulting from this operation;

c) give, without prior authorization from BNDES, guaranties of any kind in operations with other creditors without the same quality of guaranties provided to BNDES, with equal priority of payment;

d)            not observing the following ratios during the term of the contract:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

In case the proceeds granted under this Contract are used for any purpose other than the installment of the UHE Estreito Hydroelectric Power Plant and its transmission system, BNDES, without prejudice to the terms set forth above in this Clause, will inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 06.16.86.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, holder or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article

54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

The change in indirect control of Vale, during the term of the Contract, is excluded from the possibility of early expiration by default.

Nature and reasons for the operation / other relevant information	The applicable interest rates are: TJLP+1.46% per year (subcredits A and B), and TJLP (subcredit C). This is financing for installation of UHE Estreito Hydroelectric Power Plant.

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of Transaction	12/26/2008
Amount (R$)	R$ 7,300,000.000.00
Current balance (R$)	R$ 668,618,128.62
Amount of related party	Not applicable
Duration	02/15/2023
Loan or other type of debt	YES
Interest rate	1.5%
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Credit facility
Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS, the following are certified by BNDES:

a)            reducing Vale’s staff without providing training programs and / or replacement programs for workers in other companies;

b) the existence of a definitive legal judgment on the performance of acts by Vale consisting of an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c)             inclusion in Vale bylaws, statute, or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting control of any of these companies by the respective controlling shareholders, or even the inclusion therein, of conditions leading to:

i)             restrictions on Vale’s ability to grow or its technological development;

ii)            restrictions on Vale’s access to new markets, or

iii)           restrictions or loss of ability to pay financial obligations resulting from this operation;

d) if required levels are not met within 60 days from the date of written notification by BNDES, not provide actual guarantees, accepted by BNDES, in value corresponding to at least 130% of the debt, except when in such period, levels described below are met:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

In case of change of indirect control of VALE, without prior authorization from BNDES, does not submit a letter of guaranty issued according to the BNDES model.

In the event proceeds granted under this contract are used for a purpose different from that provided for in Clause First: revolving credit limit, BNDES, notwithstanding above provisions, will notify the fact to the Federal Public Prosecutor pursuant to the terms of Law No. 7,492 of 06.16.86.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated by Vale, or any owner, holder or director of Vale, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Nature and Reasons for the operation / other relevant information

The applicable interest rates are: Libor 3M+1.5% per year (subcredit A1, A2, A3, A4, A5, A6, A7, A8), Libor 3M + 2.0% per year (subcredits A9 and A10), TJLP (subcredits B4, B11, B15 and B18), TJLP + 1.30% per year (subcredit B17). TJLP + 1.36% per year (subcredits B2, B3, B6, B7, B9, B10, B13 and B14.). TJLP + 1.76% per year (subcredits B1, B5, B8 and B12). This is a Credit facility for financing Salobo I and II, Mineração Onça Puma, and Usina VIII and Itabira Capital Projects.

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	09/24/2012
Amount (R$)	R$ 3,882,956,000.00
Current balance (R$)	R$ 3,061,176,022.22
Amount of related party	Not applicable
Duration	09/15/2022
Loan of other type of debt	YES
Interest rate	1.30%
Relationship with the Company	Indirect controlling shareholder

Purpose of the contract

Financing to implement the Training Program for the Northern Logistic System (CLN), in order to increase the mineral transportation capacity from 115 million tons per year (Mtpa) to approximately 150 Mtpa.

Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)            reducing Vale’s staff without providing training programs and / or replacement programs for workers in other companies

b) the existence of a definitive legal judgment on the performance of acts by Vale consisting of an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c)             inclusion in Vale bylaws, statute, or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting control of any of these companies by the respective controlling shareholders, or even the inclusion therein, of conditions leading to:

i)             restrictions on Vale’s ability to grow or its technological development;

ii)            restrictions on Vale’s access to new markets; or

iii)           restrictions or loss of ability to pay financial obligations resulting from this operation;

d) if required levels are not met within 60 days from the date of written notification by BNDES, not provide actual guarantees, accepted by BNDES, in value corresponding to at least 130% of the debt, except when in such period, levels described below are met:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and
 - Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

In case of change of indirect control of Vale, without prior authorization from BNDES, does not submit a letter of guaranty issued according to the BNDES model.

In the event proceeds granted under this contract are used for a purpose different from that provided for in First Clause: implementation of Training Program for the Northern Logistics System (CLN), with the purpose of increasing ore transportation from 115 million tons per year (Mtpa) to approximately 150 Mtpa.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated by Vale, or any owner, holder or director of

Vale, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

The changes in Vale’s internal shareholder control, during this Contract, is excluded from the hypothesis of early termination.

Nature and reasons for the operation / other relevant information	Applicable interest rates are: TJPL + 1.30% per year (subcredits A, B, C, D, and E), 1.30% per year (subcredits F and G) and, TJPL (subcredits H).

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social — BNDES
Date of transaction	12/27/2013
Amount (R$)	R$136,700,000.00
Current balance (R$)	R$74,076,816.69
Amount of related party	Not applicable
Duration	1/15/2022
Loan of other type of debt	YES
Interest rate	3.5%
Relationship with the Company	Indirect controller
Purpose of the contract	Funding to support the 2013-2015 investment plan for technological development of the Tecnored process.
Guaranties and insurance	Vale’s corporate guarantee
Conditions of termination or expiration

BNDES may terminate the contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)         reducing Vale’s staff without offering training programs and/or replacement programs for workers in other companies

b) the existence of a definitive legal judgment on the performance of acts by Tecnored consisting of an infringement of legislation which deals with child labor, forced labor, or crime against the environment;

c) inclusion in Tecnored bylaws, statute or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting the control of any of these companies by the respective controlling shareholders, or even the inclusion therein, of conditions leading to:

i)              restrictions on Tecnored’s ability to grow or its technological development;

ii)             restrictions on Tecnored’s access to new markets; or

iii)            restrictions or loss of ability to pay financial obligations resulting from this operation;

Non-compliance by Tecnored with following ratios during the term of the contract:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES within 60 days from the date of written communication.

In case of change of indirect control of Tecnored, without prior authorization from BNDES, and Tecnored does not submit a letter of guaranty issued according to the BNDES model.

In case the proceeds granted under this Contract are used for any purpose other than the one set forth in Clause One: 2013-2015 investment plan for technological development in the Tecnored process, BNDES, without prejudice to the provisions, will inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 06.16.86.

This contract will also expire, with the enforceability of the debt and suspension of any immediate disbursement, at the date of installing as a Federal Deputy or Senator or any person remunerated by Tecnored, or any owner, shareholder, or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Nature and reasons for the operation / other relevant information	Available interest rate: 3.5% per year fixed in reais

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	05/19/2014
Amount (R$)	R$ 3,636,571,000.00
Current balance (R$)	R$ 1,259,499,288.78
Amount of related party	Not applicable
Duration	06/15/2024
Loan or other type of debt	YES
Interest rate	1.46%

Relationship with the Company	Indirect Controlling shareholder
Purpose of the contract	Financing to deploy the Programa de Capacitação do Sistema Logístico Norte (CLN), aiming to increase the ore transportation capacity from 150 million tons per year (Mtpa) to 230 Mtpa, approximately
Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)            reducing Vale’s staff without providing training programs and / or replacement programs for workers in other companies;

b) the existence of a definitive legal judgment on the performance of acts by Vale consisting of an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c)             inclusion in Vale bylaws, statute or contract, or controlling companies, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting the control of any of these companies, or even the inclusion therein, of conditions leading to:

i) restrictions on Vale’s ability to grow or its technological development;

ii) restrictions on Vale’s access to new markets, or

iii) restrictions or loss of ability to pay financial obligations resulting from this operation;

d) in case of failure to meet established levels in 60 days from the date of written notice by BNDES, failure to provide guarantees accepted by BNDES in amount corresponding at least to 130% of the debt, unless when in that term, levels described below are reestablished:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case of change to Vale’s indirect control, without prior authorization by BNDES, followed by failure to present the letter of guarantee issued according to the BNDES model.

In the event proceeds granted under this contract are used for a purpose different from that provided for: deployment of the Programa de Capacitação do Sistema Logístico Norte (CLN), aiming to increase the ore transportation capacity from 150 million tons per year (Mtpa) to 230 Mtpa, approximately

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated at Vale, or any owner, holder or director, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

a to Vale’s indirect control, during the effectiveness of this Agreement, is excluded from early maturity circumstances.

Nature and reasons for the operation / other relevant information	Applicable interest rate: TJLP + 1.46% per year (subcredits A, B and C), and TJLP (subcredit D).
Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	05/19/2014
Amount (R$)	R$ 2,527,103,000.00
Current balance (R$)	R$ 630,561,939.07

Amount of related party	Not applicable
Duration	07/15/2024
Loan or other type of debt	YES
Interest rate	1.96%
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Financing to deploy a mining plant and an iron ore processing plant, with capacity of 90 million tons per year, to explore field S11D, in the city of Canaã dos Carajás (PA)
Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)            reducing Vale’s staff without providing training programs and / or replacement programs for workers in other companies;

b) the existence of a definitive legal judgment on the performance of acts by Vale consisting of an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c)             inclusion in Vale bylaws, statute or contract, or controlling companies, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting the control of any of these companies, or even the inclusion therein, of conditions leading to:

i) restrictions on Vale’s ability to grow or its technological development; ii) restrictions on Vale’s access to new markets, or

iii) restrictions or loss of ability to pay financial obligations resulting from this operation;

d) in case of failure to meet established levels in 60 days from the date of written notice by BNDES, failure to provide guarantees accepted by BNDES in amount corresponding at least to 130% of the debt, unless when in that term, levels described below are reestablished:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

In the event proceeds granted under this contract are used for a purpose different from that provided for.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated at Vale, or any owner, holder or director, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Change to Vale’s indirect control, during the effectiveness of this Agreement, is excluded from early maturity circumstances.

Nature and reasons for the operation / other relevant information	Applicable interest rate: TJLP + 1.96% per year (subcredit A), Currency Basket + 1.96% (subcredit B) and TJLP (subcredit C)

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES

Date of transaction	10/19/2012
Amount (R$)	R$ 88,635,000.00
Current balance (R$)	R$ 67,765,434.21
Amount of related party	Not applicable
Duration	11/15/2018
Loan or other type of debt	YES
Interest rate	1.70%
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Financing to complement Phase III of Vale Fertilizantes
Guaranties and insurance	Vale’s Corporate Guarantee
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)            reducing Vale Fertilizantes’ staff without providing training programs and / or replacement programs for workers in other companies;

b) the existence of a definitive legal judgment on the performance of acts by Vale Fertilizantes consisting of an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c)             inclusion in Vale Fertilizantes bylaws, statute or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting Vale or its controlling shareholders, or even the inclusion therein, of conditions leading to:

restrictions on Vale Fertilizantes’ ability to grow or its technological development;

restrictions on Vale Fertilizantes’ access to new markets, or restrictions or loss of ability to pay financial obligations resulting from this operation;

Not observing the following ratios during the term of the contract:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

In case of change of indirect control of Vale Fertilizantes, without prior authorization from BNDES, does not submit a letter of guaranty issued according to the BNDES model.

In the event proceeds granted under this contract are used for a purpose different from that provided for in First Clause: acquisition of wagons, BNDES, notwithstanding above provisions, will notify the fact to the Federal Public Prosecutor pursuant to the terms of Law No. 7,492 of 06.16.86.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated by VLI Multimodal, or any owner, holder or director of VLI Multimodal, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Nature and reasons for the operation / other relevant information	Applicable interest rate: TJLP + 1.70% per year (subcredits A, B, and C), TJL`+ 2.70% per year and Currency Basket + 1.70% Financing for Phase III of Vale Fertilizantes.

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	10/27/2010
Amount (R$)	R$ 246,636,000
Current balance (R$)	R$ 147,074,482.70
Amount of related party	Not applicable
Duration	11/15/2018
Loan of other type of debt	YES
Interest rate	5.5%
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Funding to expand the production capacity of phosphoric and sulfuric acids in Uberaba (Vale Fertilizantes) and acquisition of machinery and equipment (Phase III Project)
Guaranties and insurance	Vale’s corporate guarantee
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS, the following are certified by BNDES:

a)            reducing Vale Fertilizante’s staff without providing training programs and / or replacement programs for workers in other companies;

b) the existence of a definitive legal judgment on the performance of acts by Vale consisting of an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c)             inclusion in Vale Fertilizantes bylaws, statute, or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting control of any of these companies by the respective controlling shareholders, or even the inclusion therein, of conditions leading to:

restrictions on Vale Fertilizantes’s ability to grow or its technological development;

restrictions on Vale Fertilizantes’s access to new markets, or restrictions or loss of ability to pay financial obligations resulting from this operation;

Non-compliance, during the term of the agreement, with the following rates:

- Adjusted EBITDA debt ratio less than or equal to 4.5, and

- Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

In case of change of indirect control of Vale Fertilizantes, without prior authorization from BNDES, and Vale Fertilizantes does not submit a letter of guaranty issued according to the BNDES model.

In the event proceeds granted under this contract are used for a purpose different from that provided for in Clause First: acquisition of wagons, BNDES, notwithstanding above provisions, will notify the fact to the Federal Public Prosecutor pursuant to the terms of Law No. 7,492 of 06.16.86.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated by Vale Fertilizantes, or any owner, holder or director of Vale Fertilizantes, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Nature and reasons for the operation / other relevant information

Available interest rate: TJLP + 2.12% per year (Subcredit A), TJLP + 3.12% per year (Subcredit B)and 5.5% per year (Subcredit C) fixed in reais

This is the funding for Phase III Project of Vale Fertilizantes.

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	11/13/2009
Amount (R$)	R$ 40,154,200.00
Current balance (R$)	R$ 11,215,964.66
Amount of related party	Not applicable
Duration	04/15/2016
Loan or other type of debt	YES
Interest rate	1.80%
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Financing to expand the storage capacity of plaster in Uberaba — Compartimento F (Vale Fertilizantes)
Guaranties and insurance	Vale’s Corporate Guarantee
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS”, the following are certified by BNDES:

a)                                     reducing Vale Fertilizantes’ staff without providing training programs and / or replacement programs for workers in other companies;

b)                                     the existence of a definitive legal judgment on the performance of acts by Vale Fertilizantes consisting of an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c)                                      inclusion in Vale Fertilizantes’ or of their controlling company’s, bylaws, statute or contract, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting the payment of financial commitments made in this operation.

Vale’s noncompliance with the following ratios during the term of the contract:

 - Adjusted EBITDA debt ratio less than or equal to 4.5, and

 - Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

In case of change of indirect control of Vale Fertilizantes’, without prior authorization from BNDES, not submit a letter of guaranty issued according to the BNDES model.

In the event proceeds granted under this contract are used for a purpose different from that provided for in Clause First: acquisition of wagons, BNDES, notwithstanding above provisions, will notify the fact to the

Federal Public Prosecutor pursuant to the terms of Law No. 7,492 of 06.16.86.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated by Vale, or any owner, holder or director of Vale, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Nature and reasons for the operation / other relevant information

Applicable interest rates are: Currency Basket + 1.80% per year (subcredit A); TJLP + 1,.80% per year (Subcredit B); and TJLP + 2.80% per year (Subcredit C)

Financing for the expansion of plaster storing capacity in Uberaba — Compartimento F (Vale Fertilizantes). The agreement was amended on November 6, 2012

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social — BNDES
Date of transaction	11/23/2010
Amount (R$)	R$ 208,026,000.00
Current balance (R$)	R$ 196,786,283.10
Amount of related party	Not applicable
Duration	9/15/2029
Loan or other type of debt	YES
Interest rate	1.46%
Relationship with the Issuer	Indirect controlling shareholder
Purpose of the contract	Financing for supplementation of resources relative to installation of Estreito Hydroelectric Power Plant (UHE)
Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS”, the following are certified by BNDES:

a)                                     reducing Vale’s staff without providing training programs and / or replacement programs for workers in other companies;

b)                                     the existence of a definitive legal judgment on the performance of acts by the Beneficiary consisting of a crime against the environment or an infringement of legislation which deals with combating discrimination based on child labor and forced labor, in accordance with following provision;

c)                                      inclusion in the bylaws, statute, or contract of Vale or of the other controlling companies, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting its controlling shareholders, or even the inclusion therein, of conditions leading to:

restrictions on Vale’s ability to grow or its technological development;

restrictions on Vale’s access to new markets, or

restrictions or loss of ability to pay financial obligations resulting from this operation;

d)                                     give, without prior authorization from BNDES, guaranties of any kind in operations with other creditors without the same quality of guaranties provided to BNDES, with equal priority of payment;

e)                                      not observing the following ratios during the term of the contract:

 - Adjusted EBITDA debt ratio less than or equal to 4.5, and

 - Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

Termination of the contract in advance based on provisions of Paragraph “b” above will not occur provided the remedy imposed has been fulfilled or while the penalty imposed to the Beneficiary is being fulfilled following the due legal procedure.

In the event of any of the situations provided for in Paragraph “b” above, observing the provisions of above paragraph, BNDES may only declare the expiration in advance of the debt resulting from the Contract within 60 days after giving notice to the Beneficiary.

In case proceeds granted under this Contract are used for any purpose other than general investments for installation of UHE Estreito Hydroelectric Power Plant and its transmission system, BNDES, without prejudice to the terms set forth above in this clause, will inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 16.06.86.

The contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installation as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, controller or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

The change in indirect control of Vale, during the term of the Contract, is excluded from the possibility of early expiration by default.

Nature and reasons for the operation / other relevant information	Applicable interest rate: TJLP+1.46% per year This is financing for supplementation of resources relative to installation of the (UHE) Estreito Hydroelectric Power Plant.

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	6/30/2010
Amount (R$)	R$ 135,127,397.00
Current balance (R$)	R$ 80,314,990.67
Amount of related party	Not applicable
Duration	7/15/2020
Loan or other type of debt	YES
Interest rate	4.50%
Relationship with the Issuer	Indirect controlling shareholder
Purpose of the contract

Financing to purchase national machinery and equipment for Project Pier IV, and for installation of a simple mobile waste material crushing, transportation and deposit system located in at the Carajás Complex, in Parauapebas (PA).

Guaranties and insurance	None
Conditions of termination or expiration

Early maturity:

cases provided for in articles 333 and 1425 of the Civil Code or non- compliance with articles 39 and 40 in the “Terms Applicable to BNDES Contracts”; b) false Statement or document signed or provided by Vale; c) collection of deed which remains uncured for over 60 days and that materially affects Vale’s capacity to pay for the Contract, start judicial or extrajudicial recovery, or requests bankruptcy or is declared bankrupt; d) change in Vale’s indirect shareholding control, without prior authorization by the BNDES, during the term of the Agreement, and Vale does not submit, within two months from said change, letters of guaranty issued according to BNDES model, to be provided by financial institutions that are in social and economic situations that is deemed to be solvent, and the guarantors shall be bound as solidary debtors and principal payers of obligations in the Agreement, until final payment, expressly waiving the benefits in articles 366,827 and 838 in the Civil Code, and any change to term or amount of guarantee, is subject to prior authorization by guarantors; d.1 for purposes of the terms in item d, change in Vale’s indirect shareholding control means change that represents the entrance of a new shareholder in Valepar’s shareholding structure, with interest higher than 20%; e) Vale interrupt its activities; f) Vale fail to comply with terms in the Agreement; g) existence of final decision for engagement in acts classified as non-compliance with children’s labor and slavery legislation, or environmental crime, unless the imposed repair is complied with or while the penalty imposed to Vale is being complied with. Eventual early redemption may be declared within 60 days from notification to Vale; h) inclusion in the bylaws, statute or contract of Vale of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting its controlling shareholders, or even the inclusion therein, of conditions leading to: h.1) restrictions on Vale’s ability to grow or its technological development; h.2) restrictions on Vale’s access to new markets; or h.3) restrictions or loss of ability to pay financial obligations resulting from this operation; i) if there is any change to Vale’s personnel with no training program aiming to offer work opportunities in the area and/or relocation program for workers in other companies; i) installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, controller or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, I and II, when there will be immediate termination of disbursements. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

In case of using the funds granted for purposes other than the one defined in the agreement, there should be early maturity and immediate termination of any disbursement and Vale will be subject, on the day following judicial or extrajudicial notice, to a 50% fine on the value released and not proved, added with appropriate fees.

Nature and reasons for the operation / other relevant information

Available interest rate: 4.50% per year fixed in reais

This is financing to purchase national machinery and equipment for Project Pier IV, and for installation of a simple mobile waste material crushing, transportation and deposit system located at the Carajás Complex, in Parauapebas (PA).

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	3/31/1997
Amount (R$)	0.00
Current balance (R$)	Not applicable
Amount of related party	Not applicable
Duration	Determined. Until full execution of its purpose. Contract was changed and consolidated on 06/28/2007.
Loan or other type of debt	No
Interest rate	—
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Regulate the relationship between Vale and BNDES to determine mineral rights for deposits which existence, size and economic validity are undefined in the Carajás mineral province, there being, therefore, no record of the asset’s worth when privatized. The Contract stipulates bilateral rules with the purpose of regulating: survey tasks by Vale; the cases and manner for BNDES to provide financial resources to Vale for reimbursement of additional expenses resulting from survey tasks and payment of the respective administration fee; BNDES participatory rights; abandonment or assignment of exploratory targets or mining rights to third parties; payment of the finder’s fee owed by BNDES to Vale.

Guaranties and insurance	Not applicable
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant information	—

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	3/25/2011
Amount (R$)	R$ 102,536,220.00
Current balance (R$)	R$ 92,991,885.13
Amount of related party	Not applicable
Duration	4/15/2021
Loan or other type of debt	Yes
Interest rate	5.5%
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Funding for the acquisition of Handling and Transportation System, named 5ª Linha de Embarque to be installed at Terminal Marítimo Ponta da Madeira in São Luís (MA) to serve Pier IV project
Guaranties and insurance	None
Conditions of termination or expiration

BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS,” the following are certified by BNDES:

a)                                     reducing Vale’s staff without offering training programs and/or replacement programs for workers in other companies;

b)                                     existence of final decision condemning the Beneficiary for engagement in acts classified as environmental crimes or non-compliance with children’s labor and slavery legislation, under the terms below.

c)                                      inclusion in the bylaws, statute or contract of Vale or of the other controlling companies, of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting its controlling shareholders, or even the inclusion therein, of conditions leading to:

i)                                         restrictions on Vale’s ability to grow or its technological development;

ii)                                      restrictions on Vale’s access to new markets, or

iii)                                   restrictions or loss of ability to pay financial obligations resulting from this operation;

d)                                     if required levels are not met within 60 days from the date of written notification by BNDES, not provide actual guarantees, accepted by BNDES, in value corresponding to at least 130% of the debt, except when in such period, levels described below are met:

 - Adjusted EBITDA debt ratio less than or equal to 4.5, and

 - Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

In case proceeds granted under this Contract are used for any purpose other than general investments for purchase of machinery and equipment, BNDES, without prejudice to the terms set forth above in this clause, will inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 06.16.86.

This contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, controller or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Early termination based on the terms in item “b” above will not be in effect upon appropriate repair or during compliance with penalty imposed to the Beneficiary, according to due legal process.

In case of any of the circumstances provided for in “b”, under the terms above, the BNDES may only be entitled to represent early termination of the debt upon sixty (60) day prior written notice to the Beneficiary.

Nature and reasons for the operation / other relevant information

Available rate of interest: 5.5 % per year fixed in reais

Funding for the acquisition of Handling and Transportation System, named 5ª Linha de Embarque to be installed at Terminal Marítimo Ponta da Madeira in São Luís (MA) to serve Pier IV project

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	6/30/2011
Amount (R$)	R$ 175,882,585.50
Current balance (R$)	R$ 140,562,013.91
Amount of related party	Not applicable
Duration	7/15/2020
Loan or other type of debt	Yes
Interest rate	4.5% per year
Relationship with the Company	Indirect controlling shareholder
Purpose of the contract	Funding for the acquisition of 2,558 railroad wagons to transport iron ore
Guaranties and insurance	None
Conditions of termination or expiration

Early maturity, regardless of judicial or extrajudicial notification: a) non-compliance with Vale obligations; b) application of funds from funding operations in purposes other than the one specified in the agreement.

c)                                      inclusion in the bylaws, or statutes of Vale of a special quorum for approval of matters limiting its controlling shareholders, or inclusion of conditions leading to: 1) restrictions on Vale’s ability to grow or its technological development;

2) restrictions on Vale’s access to new markets, or 3) restrictions or loss of ability to pay financial obligations resulting from this operation; d) if there is any change to Vale’s personnel with no training program aiming to offer work opportunities in the area and/or relocation program for workers in other companies; e) existence of final decision for engagement in acts classified as non-compliance with children’s labor and slavery legislation, or environmental crime, and: 1) there will not be early maturity if there is repair or while the penalty imposed to Vale is being complied with; 2) early maturity will be determined only upon notice to Vale, sixty days in advance; ; f) installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, controller or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default; g) any of the cases provided for in articles 333 and 1425 of the Civil Code or non- compliance with articles 39 and 40 in the “Terms Applicable to BNDES Contracts”; h) false Statement or document signed or provided by Vale; i)

collection of deed which remains uncured for over 60 days and that materially affects Vale’s capacity to pay for the Contract, start judicial or extrajudicial recovery, or requests bankruptcy or is declared bankrupt; j) Vale’s incorporation, merger or acquisition, unless: 1) the resulting company is Vale; 2) the resulting company maintains the financial rates described below; k) interruption of Vale’s activities; l) pledge, attachment, seizure, in bankruptcy process, or any other judicial or administrative measure, of assets object of financial collaboration; m) non-compliance with any of the terms in the agreement

Financial ratios to be complied with by Vale:

 - rate: Adjusted EBITDA debt ratio less than or equal to 4.5, and

 - rate: Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

In case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication. The article 39, I, in the “Terms Applicable to BNDES Contracts” should be interpreted in a restrictive fashion, being applicable solely to eventual default of Vale obligations under this Agreement.

Nature and reasons for the operation / other relevant information	Available rate of interest: 4.5 % per year fixed in reais Funding for the acquisition of 2,558 railroad wagons to transport iron ore

Name of related party	Banco Nacional de Desenvolvimento Econômico e Social - BNDES
Date of transaction	12/17//2007
Amount (R$)	R$ 1,407,420,000.00
Current balance (R$)	R$ 1,564,455,538.37
Amount of related party	Not applicable
Duration	12/17/2027
Loan or other type of debt	Yes
Interest rate	0.8%
Relationship with the Issuer	Indirect Controlling shareholder
Purpose of the contract	Private issuance of debentures for financing of the expansion project of the Norte-Sul Railroad
Guaranties and insurance	None
Conditions of termination or expiration

EARLY REDEMPTION OF DEBENTURES

In addition to the terms under Articles 39, 40 and 47(a) of APPLICABLE PROVISIONS, the debenture-holders may declare early maturity of all debentures and require payment by Vale, of the outstanding debt, plus interest and other fees accrued to date of payment, in the event of the following:

a)                                     Vale non-compliance of any financial obligation related to DEBENTURES not remedied within 10 (ten) business days from the date of maturity;

b)                                     Bankruptcies requested for Vale made by third parties not resolved by Vale within legal term; application for judicial or extrajudicial recovery made by Vale, or even a declaration of bankruptcy by Vale;

c)                                      dissolution and liquidation of Vale;

d)                                     the breach of any non-monetary obligation under this Deed not being remedied within 45 (forty five) days;

e)                                      declaration of early maturity of any debt of VALE due to breach of contract where the individual amount is equal to or greater than R$ 125,000,000.00 or whose value, in a period of twelve (12) consecutive months, is equal to or greater than R$ 1,000,000,000.00;

f)                                       inclusion in the statutes or bylaws by Vale and FNS of a mechanism by which a quorum is required to determine or approve particular matters restricting or limiting Vale’s and FNS’s control by their respective controlling shareholders and also the inclusion in those documents of the mechanism which leads to restrictions on Vale’s and FNS’s ability to grow or its technological development, restrictions on Vale’s and FNS’s ability to access new markets, or restrictions or loss of ability to pay financial obligations of the agreement.

g) finding that data in the deed provided by VALE, is in any relevant aspect inaccurate or incomplete on the date of provision;

h) change of corporate purpose of VALE, of FNS or Vale Logística, except when (i) previously approved by debenture holders representing the majority of the outstanding debentures, and (ii) for Vale Logística, if the change aims to include a complementary activity to those currently developed by Vale Logística;

i) Should VALE approve reduction of the capital stock with reimbursement to shareholders of part of the value of the shares or diminishing their value, when not paid up, to amounts provided, without prior express approval of debenture holders representing the majority of outstanding debentures;

j) If the effective direct controlling shareholding of Vale or FNS or Vale Logística is modified in any way, unless previously approved by DEBENTURE holders;

k) acquisition by FNS or Vale Logística of the shareholding control or interest in other companies, joint ventures or consortia that are activities that complement the regular development of the corporate purpose of FNS, characterizing deviation from the corporate purpose of FNS or Vale Logística, except when previously approved by debenture holders;

DEBENTURES may be exchanged for shares issued by FNS currently held by Vale.

Nature and reasons for the operation / other relevant Information

Available interest rate: TJLP + 0.8% per year.

Transaction for financing the Norte-Sul railroad expansion project. Three issuances of debentures: 12/17/2007 (1st issuance), 10/15/2009 (2nd issuance), and 6/9/2011 (3rd issuance). The amount reported above is the sum of all three issuances.

Name of related party	Banco Bradesco S.A.
Date of transaction	6/30/2010
Amount (R$)	R$ 49,156,089.00
Current balance (R$)	R$ 29,217,928.90
Amount of related party	Not applicable
Duration	7/15/2020
Loan or any other type of debt	YES
Interest rate	4.5%
Relationship with the Company	Bradespar SA, indirect controlling shareholder of Vale, and Banco Bradesco S.A. are under common control.
Purpose of the contract	Funding for the acquisition of national machinery and equipment to be used in Pier IV Project and deployment of a Mobile Cracking System, Transport and Sterile Disposal (SME).
Guaranties and insurance	None
Conditions of termination or expiration

Early maturity:

cases provided for in articles 333 and 1425 of the Civil Code or non- compliance with articles 39 and 40 in the “Terms Applicable to BNDES Contracts”; b) false Statement or document signed or provided by Vale; c) collection of deed which remains uncured for over 60 days and that materially affects Vale’s capacity to pay for the Contract, start judicial or extrajudicial recovery, or requests bankruptcy or is declared bankrupt; d) change in Vale’s indirect shareholding control, without prior authorization by the BNDES, during the term of the Agreement, and Vale does not submit, within two months from said change, letters of guaranty issued according to BNDES model, to be provided by financial institutions that are in social and economic situations that is deemed to be solvent, and the guarantors shall be bound as solidary debtors and principal payers of obligations in the Agreement, until final payment, expressly waiving the benefits in articles 366,827 and 838 in the Civil Code, and any change to term or amount of guarantee, is subject to prior authorization by guarantors; d.1 for purposes of the terms in item d, change in Vale’s indirect shareholding control means change that represents the entrance of a new shareholder in Valepar’s shareholding structure, with interest higher than 20%; e) Vale interrupt its activities; f) Vale fail to comply with terms in the Agreement; g) existence of final decision for engagement in acts classified as non-compliance with children’s labor and slavery legislation, or environmental crime, unless the imposed repair is complied with or while the penalty imposed to Vale is being complied with. Eventual early redemption may be declared within 60 days from notification to Vale; h) inclusion in the bylaws, statute or contract of Vale of a provision by which a special quorum is required for deliberation or approval of matters limiting or restricting its controlling shareholders, or even the inclusion therein, of conditions leading to: h.1) restrictions on Vale’s ability to grow or its technological development; h.2) restrictions on Vale’s access to new markets; or h.3) restrictions or loss of ability to pay financial obligations resulting from this operation; i) if there is any change to Vale’s personnel with no training program aiming to offer work opportunities in the area and/or relocation program for workers in other companies; j) installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, controller or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default

In case of using the funds granted for purposes other than the one defined in the agreement, there should be early maturity and immediate termination of any disbursement and Vale will be subject, on the day following judicial or extrajudicial notice, to a 50% fine on the value released and not proved, added with appropriate fees.

None

Nature and reasons for the operation / other relevant information

Available interest rate: 4.5 % per year fixed in reais

Funding for the acquisition of national machinery and equipment to be used in Pier IV Project and deployment of a Mobile Cracking System, Transport and Sterile Disposal

Name of related party	Banco Bradesco S.A.
Date of transaction	07/16/2014
Amount (R$)	R$95,387,251.20
Current balance (R$)	R$91,602,184.56
Amount of related party	Not applicable
Duration	Maturities by 12/09/2016
Loan or any other debt	NO
Interest rate	82.08% CDI
Relationship with the Company	Bradespar S.A., Vale indirect controlling shareholder, and Banco Bradesco S.A. are under common control
Purpose of the contract

11 CDBs issued by Banco Bradesco S.A. and contracted by Vale and its subsidiaries in the period between 07/16/2014 to 12/29/2014. Financial investments at 97.36% of CDI (average of outstanding operations)

Guaranties and insurance	None
Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant information

Name of related party	Banco Bradesco S.A. Grand Cayman Branch
Date of transaction	12/30/2013
Amount (R$)	R$ 48,023,300.00
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	Expiration date on 1/10/2014 This agreement ended.
Loan or any other debt	NO
Interest rate	0
Relationship with the Company	Bradespar S.A., Vale indirect controlling shareholder, and Banco Bradesco S.A. are under common control.
Purpose of the contract	1 Investment in Time Deposits contracted by Vale and its controlled companies on 12/30/2013. Financial investment at 0.20% per year fixed in US dollars
Guaranties and insurance	None
Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant information

Name of related party	Bradesco S.A., New York Branch
Date of transaction	09/26/2012
Amount (R$)	R$ 566,049,500.00
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	Maturity on 01/02/2013 and 01/30/2013 The agreement is ended
Loan or any other debt	NO
Interest rate	0
Relationship with the Company	Bradespar S.A., Vale’s indirect controlling company, and Banco Bradesco S.A., are under common control.
Purpose of the contract	3 Investments in Time Deposits contracted by Vale and its controlled companies between 09/26/2012 and 12/17/2012. Financial investment — 0.44% per year (average of outstanding operations)
Guaranties and insurance	None
Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant information

Name of related party	Bradesco S.A., New York Branch
Date of transaction	8/30/2013
Amount (R$)	R$ 1,784,000,000.00
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	Maturity on 10/11/2013 and 10/30/2013 The agreement is ended
Loan or any other debt	NO
Interest rate	0
Relationship with the Company	Bradespar S.A., Vale’s indirect controlling company, and Banco Bradesco S.A., are under common control.

Purpose of the contract	5 Investments on Time Deposits contracted by Vale and its controlled companies between 8/30/2013 and 9/24/2013. Financial investment 0.39% per year (average of outstanding operations).
Guaranties and insurance	None
Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant information	—

Name of related party	Banco Bradesco Cartões S.A. and Banco Bankpar S.A.
Date of transaction	12/19/2013
Amount (R$)	2,078,589,084.10
Current balance (R$)	1,970,133,945.10
Amount of related party	Not applicable
Duration	12/31/2018
Loan or any other debt	No
Interest rate	0
Relationship with the Company	Bradespar S.A., Vale indirect controlling shareholder, and Banco Bradesco S.A. are under common control.
Purpose of the contract	Service to issue and manage corporate credit cards to be used in Brazil and abroad.
Guaranties and insurance	N/A
Conditions of termination or expiration

The Agreement may be terminated at any time and by either Party by written notice with at least one hundred eighty (180) days in advance, with no right to claim, indemnity, or compensation, for the benefit of the Party receiving the termination notice.

Additionally to circumstances provided for in the law, the Agreement may be terminated immediately and with no prior notice, under the following circumstances: a)- if either Party files for bankruptcy, judicial or extrajudicial recovery, is subject to a claim of bankruptcy or liquidation; and b)- if permits granted to Suppliers to provide/perform contracted services are revoked.

Without prejudice to other conditions applicable to the termination and fine payment, when applicable, the Agreement may be terminated, upon prior notice at least sixty (60) days in advance, under the following circumstances:

a)             payment delays for over sixty (60) days;

b)             delay to make available information that prejudice regular compliance with obligations assumed in the Agreement, that fails to be solved within thirty (30) days after receipt of the notice by the other Party in this sense; and

c)              breach of any of the obligations in this Agreement by the Parties, that results directly in impediment for regular compliance with obligations assumed in the Agreement, that fails to be solved within thirty (30) days after receipt of the notice by Suppliers the other Party in this sense.

The agreement is only in effect after 1/1/2014. The total value of the agreement is R$ 2,166,037,729.23 related to all companies of Vale Group, and out of this, R$ 1,914,443,151.42 refer to Vale.-

Nature and reasons for the operation / other relevant information

Name of related party	CBSS - Companhia Brasileira de Soluções e Serviços
Date of transaction	1/16/2014
Amount (R$)	2,697,113,569.69

Current balance (R$)	2,169,996,554.59
Amount of related party	Not applicable
Duration	12/31/2019
Loan or any other debt	NO
Interest rate	-0
Relationship with the Company	CBSS is a company controlled by Banco Bradesco S.A. Bradespar S.A., indirect controlling shareholder of Vale, and Banco Bradesco S.A. are under common control.
Purpose of the contract

Provision of issuance and management of legitimation documents known as “refeição-convênio” and/or “alimentação-convênio” (meal voucher and food voucher), Card to purchase Christmas basket and Culture Card , as magnetic or chip cards, according to the available technology, hereinafter severally referred to, regardless of the type, as “ALELO CARD(S)”, by SUPPLIER to VALE ( “SERVICES”) in Brazil, as well as availability, in such Cards, of the respective benefits, according to amounts in real predetermined by Vale.

Guaranties and insurance	None
Conditions of termination or expiration

In case of unreasoned termination of the Agreement by Vale prior to the termination of the minimum five (5) year effective period, Vale will owe to Supplier, fine to be calculated as follows:

i.   up to 12 months: fine equivalent to 75% of the accrued value for commercial discount granted to Vale

ii.   13th to 24th month: fine equivalent to 50% of the accrued value for commercial discount granted to Vale

iii.   25th to 36th month: fine equivalent to 30% of the accrued value for commercial discount granted to Vale

iv.   37th to 48th month: fine equivalent to 10% of the accrued value for commercial discount granted to Vale

v.   starting on the 49th month: exempted

Without prejudice to the satisfaction of other rights, Supplier may terminate this agreement with no reason prior to the effectiveness set forth in Clause 4.1 in the Agreement by means of 12 month prior notice, with no right to claims, indemnity, or compensation of benefits by VALE. If Supplier fails to comply with conditions set forth herein, it will be subject to a R$ 1,000,000,000.00 fine.

Without prejudice to the satisfaction of other rights , either Party may terminate this Agreement by means of written notice to the other Party, with no right to claims, indemnity, or compensation for the benefit of the Party receiving the termination notice, under the following circumstances:

(i)             request of claim of bankruptcy, dissolution, liquidation, or judicial or extrajudicial recovery of the other Party;

(ii)          under the terms in Clause Twelve in the Agreement, in case of act of God or force majeure duly evidenced, that prevents performance of the object of the Agreement for more than thirty (30) days or, if evidenced, as being able to delay for undetermined time compliance with the Agreement, either party may choose to terminate, upon compliance with reciprocals outstanding obligations, to the date of the impediment;

iii) breach of any provision of the instrument or the laws and regulations under which it is subject to, if not remedied within thirty (30) days from the date of notification receipt sent by the non-defaulting party to the infringing party, or within a time as agreed by the parties at the time;

iv) By Vale, if the Supplier fails to comply with the terms in the Vendors’ Code of Behavior, when applicable, and fail to share principles and values in Vale’s Sustainable Development Policy and Human Rights Policy, which documents are part of this agreement;

(v)         in case of proven fraud or willingness by the infringing Party.

In case of termination motivated by either Party, under item (iii) above, the Party giving cause to it will not be subject to the payment of fine for whatever title, without prejudice to satisfying the other Parties’ rights. In the event of termination of the Contract for any reason, ALELO CARDS following Meal, Food, and Christmas models, delivered to Vale and the respective current balances of benefits, will be valid for use during the period of the card equal to ninety (90) calendar days after the effective termination of the Agreement and, after that period, the ALELO CARDS will automatically be canceled, and any respective benefits will be returned to Vale within sixty days. Additionally, balances available in the ALELO CARDS in the Culture Card model will undetermined validity. The agreement is only in effect after 1/1/2014. The total value of the agreement is R$ 3,389,091,923.56 related to all companies of Vale Group, and out of this, R$ 2,523,924,363.59 refer to Vale.-

Nature and reasons for the operation / other relevant information

Name of related party	CBSS - Companhia Brasileira de Soluções e Serviços
Transaction Date	07/28/2014
Amount (R$)	48,357,873.14
Current balance (R$)	47,998,447.17
Amount of related party	Not applicable
Duration	07/27/2019
Loan or other type of debt	NO
Interest rate	0
Relationship with the Company	CBSS is a company controlled by Banco Bradesco S.A. Bradespar S.A., indirect controlling shareholder of Vale, and Banco Bradesco S.A. are under common control.
Purpose of the contract	Issuing, management, and distribution of transportation voucher to be used by employees of Vale and the group in Brazil
Guaranties and insurance	None
Conditions of termination or expiration

The agreement may be terminated by either party, by means of formal notice at least 120 (one hundred and twenty) days in advance of the estimated date of early termination. In this case, neither party is entitled to indemnity or compensation, except for obligations of the parties regarding performance of services and payment for services provided until termination of the agreement.

If either party fails to comply with the 120 (one hundred and twenty) days term set forth in the agreement, this party will be subject to the payment of fine of R$ 90,000.00.

Nature and reasons for the operation / other relevant information

Name of related party	Vale Energia S.A.
Transaction Date	1/01/2013
Amount (R$)	R$ 168,705,580.86
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	1 year, by 12/31/2013 The agreement ended.
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with the Company	Controlled entity
Purpose of the contract	Power supply agreement by Vale Energia to Vale S.A., with no annual adjustment

Guaranties and insurance	None
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant information	Amount in the transaction with no adjustment

Name of related party	Vale Energia S.A.
Transaction Date	4/01/2013
Amount (R$)	R$ 6,415,178.30
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	4 months, by 7/31/2013 The agreement ended.
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with the Company	Controlled entity
Purpose of the contract	Power supply agreement by Vale Energia to Vale S.A., with no annual adjustment
Guaranties and insurance	None
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant information	Amount in the transaction with no adjustment

Name of related party	Epícares Empreendimentos e Participações S.A.
Transaction Date	5/1/2013
Amount (R$)	R$ 20,686,571.00
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	8 months, by 12/31/2013 The agreement ended.
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with the Company	Controlled entity
Purpose of the contract	Power supply agreement by Epícares à Vale, with no annual adjustment. This is a power take by Epícares, according to its share in the Capim Branco Power Consortium.
Guaranties and insurance	None
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant information	Amount in the transaction with no adjustment

Name of related party	Vale Óleo e Gás S.A.
Transaction Date	3/16/2012
Amount (R$)	R$ 35,356,297.79
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	11 months, starting on 2/1/2012 and ending on 12/31/2012. The agreement was amended on 1/10/2013 for another 180 days, that is, until 6/30/2013. This agreement has terminated already.
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with the Company	Controlled entity
Purpose of the contract

The purpose of this agreement is the provision of technical support services by Vale Óleo e Gás, in Brazil and abroad, technical economic assessment and risks on oil and gas assets as well as areas with potential for exploitation and exploration, accompaniment of E&P activities, as well as assistance and representation of Vale before its partners, committees, and managing bodies, in oil and gas consortiums, including preparation, approval, and control of budget estimates, schedules, and compliance with environmental, health, and security requirements, checking and release of cash calls and service metrics.
Guaranties and insurance	None
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant information

Name of related party	Companhia Portuária Baía de Sepetiba (CPBS)
Date of transaction	1/01/2004
Amount (R$)	R$ 402,133,814.50
Current balance (R$)	R$0.00
Amount of related party	Not applicable
Duration	By 2022. Contract will be automatically renewed for equal periods, provided there is no order to the contrary from any of the parties until 24 months before the date scheduled to close contract.
Loan or other type of debt	NO
Interest rate	0
Relationship with the Company	Subsidiary
Purpose of the contract

Providing operating services and iron ore shipping. Contract purpose is to ensure the use of port infrastructure and loading capacity of iron ore for an annual quantity of 11,000,000 t (eleven million tons).

Guaranties and insurance	None
Conditions of termination or expiration

The contract may be terminated by operation of law, at the discretion of the innocent party, by simple written communication addressed by the interested party to the other party in any of the following cases:

- Bankruptcy, liquidation agreement, dissolution or liquidation, declared or approved;

- Default of obligation established in any clause, Item or sub item of the contract, not resolved;

- Suspension or termination of services and / or the occurrence of unforeseeable circumstances or force majeure, for more than sixty (60) calendar days.

In the event of contract termination, CPBS will provide Vale its whole cargo/ property which is in the terminal and all documents owned by Vale in its possession. After the release of cargo and documents, Vale will pay all expenses and service costs, and perhaps not yet settled, offsetting any claims and arranging the withdrawal of the product within 30 (thirty) days, any failing of which will be deemed to be abandoned pursuant to the terms of the Civil Code.

In the event of default, a letter identifying the breach of contract should be presented to the other party, which will have fifteen (15) days to remedy the default. If after this time the default has not been remedied, the aggrieved party may terminate this contract by operation of law, subject to judicial collection, corresponding to the obligations arising from this; In the event of suspension of service determined by Vale or contract termination, the following will be owed to CPBS: (i) the amounts pending payment for that portion of services already performed until the date of suspension, (ii) the reimbursement of costs resulting from this suspension or contract termination, (iii) the compensation for any burden caused by Vale to CPBS provided for herein.

- For purposes of this item, CPBS may offset any debts they have with respect to the claims that Vale might have, and use this contract as an extrajudicial execution order for the recovery of any sums due, regarded now as certain net debt in the event of default by Vale. It will be Vale’s responsibility to cover all costs that CPBS has to incur due to the collection, judicial or extrajudicial, of the credits that might be owed in relation to the services.

Nature and reasons for the operation / other relevant information

Name of related party	Ferrovia Centro Atlântica S.A., Vale Fertilizantes, Ultrafértil e Vale S.A.
Date of transaction	12/30/2002
Amount (R$)	R$ 91,809,667.15
Current balance (R$)	Not applicable
Amount of related party	Not applicable
Duration	12/31/2016 — 5/11/2011 — 8/15/2011
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with issuer	Subsidiary
Purpose of the contract

Three contracts:

- Provision of railroad transportation services of phosphate rocks, sulfur, and fertilizers. The balance refers to advancement of freight. (date of transaction 12/30/002).

- Provision of goods unloading services from ships, stocking in warehouses, loading and weighing cars and trucks and railroad transportation (date of transaction 09/05/2011).

- Provision of railroad transportation services (date of transaction 08/16/2010).

Guaranties and insurance

The contracts foresee indemnity in the event of theft, loss or damage of goods and will be treated in specific process and if they are due, they will be paid up to 60 (sixty) days after receiving the request for compensation. The price to be considered will be the one declared in the RECEIPT at the time of the transportation.

Conditions of termination or expiration

This agreement may be terminated by any of the Parties, regardless of notice, communication or judicial summons or extrajudicial communication, in the following events:

a) Petition or declaration of insolvency, bankruptcy or judicial or extrajudicial recovery of the other Party;

b) Suspension/revocation of Contractor’s concession to explore public cargo railroad transportation service, at any time;

c) Non-fulfillment of any of the obligations resulting from the Contract by Vale as a result of which the contracted party is directly unable to continue regular fulfillment of its contractual obligations, and which is not remedied within 30 (thirty) days after receipt of the relevant notice by the contracted party.- The agreements can be terminated ipso jure in case of not complying with any of its conditions, as well as in the case of bankruptcy or judicial or extrajudicial recovery, under the provisions or Act 11.101, of 02.09.2005, of any of the contracting parties without need of any judicial or extrajudicial notification for this purpose.

This contract may be terminated by either party, without any charge, provided it is done in writing with at least 30 (thirty) days in advance, of the intended termination date. If that is the case, no indemnification or compensation for whatever reason may be paid, not even for loss or damage.

Nature and reasons for the operation / other relevant information	—

Name of related party	Ferrovia Centro Atlântica S.A
Date of transaction	12/28/2012
Amount (R$)	0
Current balance (R$)	Not applicable
Amount of related party	Not applicable

Duration	By the end of the concession of any of the railroads
Loan or other type of debt	NO
Interest rate	0
Relationship with issuer	Subsidiary
Purpose of the contract	Railroad Infrastructure Shared Use Operational Agreement, as Shared Traffic.
Guaranties and insurance	Not applicable
Conditions of termination or expiration	The Agreement could be terminated by either party, and is automatically ended in 60 days upon receipt of written communication by the terminating party.
Nature and reasons for the operation / other relevant information

Name of related party	Vale S.A., VLI Multimodal S.A., FCA S.A. e FNS S.A.
Date of transaction	8/9/2013
Amount (R$)	0.00
Current balance (R$)	Not applicable
Amount of related party	Not applicable
Duration	07/29/2027
Loan or other type of debt	NO
Rate of interest	0.000000
Relationship with the Company	Subsidiary
Purpose of the contract

Buy-out option subject to future event: Vale S.A will pay VLI Multimodal S.A (in case of exercise of buy-out), prices determined by the residual value booked by VLI Multimodal S.A, considering maintenance and improvements, compliant with the appropriate depreciation.

In case of characterization of one or more assets as revertible assets:

1- — the price to be paid for the assets will be the indemnity paid by the Granting Authority to Vale S.A, safeguarding FCA and FNS, is entitled to receive a value that is not lower than the nominal value originally paid for each asset;

2- — should the indemnity paid by the granting authority be lower than the price paid by Vale S.A to FCA and FNS, this should return the difference to Vale S.A., under the terms in item “i” above.

Guaranties and insurance	Not applicable
Conditions of termination or expiration

No fine is provided for in case of termination

Note: Option linked to the effectiveness of the Cargo Railroad Transportation Services and Related Services Agreement entered by and between Vale S.A e VLI Multimodal S.A on 12/7/2010.

FCA and FNS are the owners of wagons and locomotives (“Assets”), required for the provision of services under the Transportation Agreement, reason why FCA and FNS granted the Assets to Vale, exclusively and irretrievably, for the entire effectiveness of the Transportation Agreement.

Vale may acquire part or all the Assets, upon one of the following circumstances:

a) Determination by the Granting Authority in this sense;

b) Termination of Concession Agreements for any reason;

c) Termination of the Transportation Agreement for any reason;

d) File or order of insolvency, bankruptcy, or judicial or extrajudicial recovery for FCA and/or FNS, by VLI Multimodal;

e) Non-compliance by VLI Multimodal, FCA and/or FNS with any obligation set forth in the AGREEMENT, except when it solve the non-compliance within 15 calendar days upon receipt of written notice in this sense provided by VALE;

f) Existence of third-party claim, in judicial or administrative procedure, incurring on one or more Assets or creating any encumbrance, that is not cured by VLI Multimodal, FCA, and FNS in twenty days; and

g) If VLI Multimodal, FCA, and FNS, for any reason, remove one or more Assets from Vale’s possession, without its express written agreement by Vale and ANTT, if that is not cured by VLI Multimodal, FCA, and FNS in 20 days.

Nature and reasons for the operation / other relevant information

Name of related party	VLI Multimodal S.A. e Vale S.A.
Date of transaction	8/9/2013
Amount (R$)	14,044,277,674.07,
Current balance (R$)	631,325,602.58,
Amount of related party	Not applicable
Duration	6/29/2027
Loan or other type of debt	No
Rate of interest	0
Relationship with the Company	Subsidiary
Purpose of the contract	Providing railway transportation services
Guaranties and insurance

Contract specifies compensations for theft, loss, or damage of the goods that will be handled in a specific process and, in the case of any debt, they will be settled within 60 days after receipt of the compensation request. The price to be considered will be that declared in the fiscal note at the time of carriage.

Conditions of termination or expiration

Contract may be terminated by any party by giving written notice to the other, without there being any right of claim, indemnification or compensation for the benefit of the party receiving the notice of termination, in following cases::

(i) Non-compliance of any contractual obligations by the other Party, except when non-compliance is solved within sixty (60) days after receipt of the relevant notice by the non-default party;

(ii) Petition or declaration of bankruptcy or liquidation, or judicial or extrajudicial recovery by the other party; and

(iii) In the event of an act of God or force majeure regularly proved, that comes to stop the execution of this Contract for more than one hundred eight (180) calendar days;

(iv) change in shareholding control, direct or indirect, of either party, under the terms in item 16.2.1 in the agreement.

There is no fixed amount determined for this service agreement. Thus, the amount related to this agreement in fiscal year ending on December 31, 2014 is R$ 631,325,602.58, while the estimated balance for the agreement on the termination date on July 29, 2027, carried to today’s value is R$ 14,044,277,674.07

Nature and reasons for the operation / other relevant information

Name of related party	Ferrovia Norte Sul S.A.( through Estrada de Ferro Carajás — EFC)
Date of transaction	12/20/20012
Amount (R$)	0.00
Current balance (R$)	Not applicable
Amount of related party	None
Duration	By the end of the concession of any of the railroads
Loan or other type of debt	No
Rate of interest	0
Relationship with the Company	Subsidiary
Purpose of the contract

Specific Contractual Transaction, with the objective (i) to carry out specific transactions relating to mutual traffic and/or the right of passage; (ii) to refine global operational efficiency for railroad transportation and better conditions in general for passengers, in order to allow for increased railroad transportation between parties; (iii) to maintain a heightened relationship between parties, in order to increase service of the demands of transportation of cargo in its areas of influence, producing economic development in the regions it attends, all in accordance with our contracts, as well as in observance of the applicable technical norms and regulations; and (iv) to consider the junction between the two railroads and the Açailândia station, in the State of Maranhão, operated by Vale S.A., where we will make the exchange between railroad stations with dispatched cargo in mutual traffic.

Guaranties and insurance	None
Conditions of termination or expiration

Contract may be terminated by giving notice, communication or judicial summons or extrajudicial communication within 30 (thirty) days, only in the event of non-compliance by either party with any clause, provided it is not remedied within 90 (ninety) days by the non-complying party, after receiving prior written notice identifying the non-compliance, with acknowledgement of receipt.

Nature and reasons for the operation / other relevant information	-

Name of related party	Vale International S.A.
Date of transaction	1/13/2006
Amount (R$)	R$ 34,909,425,200.00
Existing balance (R$) (12/31/2012)	R$ 46,039,914,600.00
Amount of related party	Not applicable
Duration	12/21/2026
Loan or other type of debt	YES
Interest rate	3.85%
Relationship with the Company	Subsidiary
Purpose of the contract	Pre-payment on exporting
Guaranties and insurance	None
Conditions of termination or expiration	Early Payment — The exporting agent, upon prior written notice at least two days in advance to the Importing agent, choose to pay in advance any amount, as a whole or in part, with accrued interest.
Nature and reasons for the operation / other relevant information	Available interest rate: 3.85% per year, in average, fixed in US dollars. This is Pre-payment for exporting to cover the need of cash flow. The Company is the debtor in this operation.

Name of related party	Vale International S.A
Date of transaction	12/21/2009 (date of signature of the contract)
Amount (R$)	214,018,692,127.42
Current balance (R$)	39,654,953,161.42
Amount of related party	Not applicable
Duration	03/01/2006 to 12/31/2016

Loan or other type of debt	NO
0.000000
Relationship with the Company	Subsidiary
Purpose of the contract	Purchase and sale of ore
Guaranties and insurance	Not applicable
Conditions of termination or expiration

The parties may terminate this agreement by sending written notice to the other party, under the following circumstances:

1. If the other party engage in any violation against contractual obligations, if the violation is subject to remediation, the party that fails to remediate within 7 working days upon being notified about the contractual breach and being requested to remediate.

2. A creditor or receivables administrator or any other administrator is appointed under any part of the assets or commitments of the other party;

3. The other party enters into agreement with its creditors or has an administrator appointed or any other person acts, including filing legal petitions with the respective court and makes it clear the intention to appoint an administrator, for purposes of replacing the current administration;

4. The other party resorts to liquidation (except if the purpose of rebuilding and the company resulting from such reconstruction agree upon the terms and obligations assumed by the other party under the agreement);

5. Any situation analogous to any of the reasons above or provided by the law occurring with the other party;

6. If the other party no longer exists or threatens to continue with its businesses.

Nature and reasons for the operation / other relevant Information

Name of related party	ThyssenKrupp CSA Siderúrgica do Atlântico Ltda
Date of transaction	11/24/2006 (date of signature of the contract)
Amount (R$)	19,088,136,756.40
Current balance (R$)	11,333,222,617.55
Amount of related party	Not applicable
Duration	04/01/2009 to 12/31/2024
Loan or other type of debt	NO
0.000000
Relationship with the Company	Shareholder
Purpose of the contract	Purchase and sale of ore
Guaranties and insurance	Not applicable
Conditions of termination or expiration

The agreement will be extended for consecutive fifteen (15) year period, unless terminated in writing by either party, three (3) years in advance to the termination date, no earlier than March 31, 2021.

Nature and reasons for the operation / other relevant Information

Name of related party	Mineração Corumbaense Reunida S.A.
Date of transaction	08/25/2014 (date of signature of the contract)
Amount (R$)	679,880,411.01
Current balance (R$)	120,637,500.00
Amount of related party	Not applicable
Duration	10/01/2009 to 12/31/2015
Loan or other type of debt	NO
0.000000
Relationship with the Company	Subsidiary
Purpose of the contract	Purchase and sale of ore
Guaranties and insurance	Not applicable
Conditions of termination or expiration

The parties may terminate this agreement by sending written notice to the other party, under the following circumstances:

1. If the other party engage in any violation against contractual obligations, if the violation is subject to remediation, the party that fails to remediate within 7 working days upon being notified about the contractual breach and being requested to remediate.

2. A creditor or receivables administrator or any other administrator is appointed under any part of the assets or commitments of the other party;

3. The other party enters into agreement with its creditors or has an administrator appointed or any other person acts, including filing legal petitions with the respective court and makes it clear the intention to appoint an administrator, for purposes of replacing the current administration;

4. The other party resorts to liquidation (except if the purpose of rebuilding and the company resulting from such reconstruction agree upon the terms and obligations assumed by the other party under the agreement);

5. Any situation analogous to any of the reasons above or provided by the law occurring with the other party;

6. If the other party no longer exists or threatens to continue with its businesses.

Nature and reasons for the operation / other relevant Information

Name of related party	Baovale Mineração S.A.
Date of transaction	10/10/2001
Amount (R$)	R$ 930,620,386.00
Current balance (R$)	R$ 353,717,135.10
Amount of related party	Not applicable
Duration	20 years ( by 10/18/2021)
Loan or other type of debt	No
0
Relationship with the Company	Subsidiary, joint control
Purpose of the contract	Leasing
Guaranties and insurance	None
Conditions of termination or expiration

The contract may be terminated:

- due to act of God or force majeure under the terms in article 1058 and sole paragraph in the Civil Code;

- upon mutual agreement;

- upon termination by either party due to non-compliance by the other party;

- due to bankruptcy or composition with creditors by either party.

Nature and reasons for the operation / other relevant Information	—

Name of related party	Companhia Hispano Brasileira de Pelotização - Hispanobrás
Date of transaction	5/16/2012
Amount (R$)	R$ 118,632,017.80
Current balance (R$)	R$ 93,273,406.00
Amount of related party	Not applicable
Duration	Three years with automatic renewal
Loan or other type of debt	No
Interest rate	0.0000
Relationship with the Company	Affiliate
Purpose of the contract

Asset leasing contract. Vale leased Hispanobrás’ pellet plant for one fixed payment plus another payment variable with assets performance. Agreement term is for 3 years, successively renewable for the same period.

Guaranties and insurance	None
Conditions of termination or expiration	Any of the parties may choose to terminate the Lease after the first three years, as long as the other party receives a written notice one year before the end of the referred period.
Nature and reasons for the operation / other relevant Information

Name of related party	Companhia Nipo-Brasileira de Pelotização — Nibrasco
Date of transaction	4/30/2008
Amount (R$)	R$ 381,983,553.27
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	12/30/2016
Loan or other type of debt	NO
Interest rate	0.00000
Relationship with the Company	Affiliate
Purpose of the contract

Contract for leasing assets. Vale leased 2 pellet plants of Nibrasco, upon payment of a fixed portion and variable portion depending on the performance of the assets. Contract term is for 3 years, renewable successively for the same period.

Guaranties and insurance	None
Conditions of termination or expiration	Parties must send written notice to the other party to terminate the lease.
Nature and reasons for the operation / other relevant Information

Name of related party	Companhia Italo-Brasileira de Pelotização - Itabrasco
Date of transaction	09/30/2008
Amount (R$)	R$ 138,738,346.99
Current balance (R$)	R$ 519,992.64
Amount of related party	Not applicable
Duration	By 12/31/2018
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Affiliate
Purpose of the contract	Contract for leasing assets. Vale leased the pellet plant of Itabrasco, upon payment of a fixed portion and variable portion depending on the performance of the assets.
Guaranties and insurance	None
Conditions of termination or expiration

Either party will have the right to terminate the lease after the initial period of three years, provided that they send to the other party written notice at least a year before the lease expires.

The parties may also, during the eighth year, review the conditions agreed in this contract in order to decide whether or not this will be renewed.

Nature and reasons for the operation / other relevant Information

Name of related party	VLI Multimodal S.A.
Date of transaction	7/1/2012
Amount (R$)	R$8,385,616,086.23
Current balance (R$)	R$ 7,767,423,024.28
Amount of related party	Not applicable
Duration	09/23/2039
Loan or other type of debt	NO
Rate of interest	0.0000
Relationship with the Company	Subsidiary

Purpose of the contract

Provision of Cargo Port Transportation Services and Related Services at the Private Terminal of Mixed Use in Praia Mole, at the Terminal de Produtos Diversos and the Terminal de Graneis Líquidos. On 11/29/2013, the Parties executed the first contractual amendment in order to guarantee improvements in the contractual management and control of compliance with contractual obligations

Guaranties and insurance	Not applicable
Conditions of termination or expiration

Non-compliance by the other party with any of the contractual obligations, except if the Infringing Party fails to resolve the non-compliance within sixty (60) days upon receipt of notice by the Non-Infringing Party in this sense.

If the other Party files for insolvency, bankruptcy of judicial or extrajudicial recovery;

Evidence of government authority act, administration act, as defined in the contract, act of God or force majeure, that prevents performance of the Agreement for more than one hundred eight (180) days.

Change in direct or indirect shareholding control of either Party;

Termination Fine R$80,615,659.69.

Note: Provision of services by Vale to VLI Multimodal to move general cargo to allow VLI Multimodal customers to be served by port terminals, aiming for efficiency, excellency, and relationship and service improvement offered continuously, with increased volume of traffic at the terminals and consequent improvement of results.

Nature and reasons for the operation / other relevant information

Name of related party	Vale Energia Limpa S.A. - VEL
Date of transaction	07/13/2012
Amount (R$)	R$ 13,628,450.00
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	07/31/2014. This agreement ended.
Loan or other type of debt	YES
Rate of interest	0.0%
Corporate relation	Subsidiary
Purpose of the contract	Loan
Guaranties and insurance	None
Conditions of termination or expiration

PREPAYMENT

Vale Energia Limpa (VEL) may prepay the amount, in whole or in part, including principal and interest calculated from the date of the disbursement until the date of actual payment.

VEL should notify its intention to make the prepayment at least 3 (three) days in advance.

EARLY TERMINATION

If VEL fails to meet any of its obligations, Vale may automatically assume the debt for the total value (principal and interest) plus the contractual penalty provided for in the contract, in the following events:

(a)         VEL does not make the payments on the deadlines specified in the agreement of a period longer than 5 (five) commercial days starting from the date the payment should have been made;

(b)         Vales Áustria Holdings GmbH and Clean Fuel (South American) S.A.

will lose 51% and 49% of the total shares issued by VEL, directly or indirectly;

(c)          VEL fails to comply with any of the commitments made in the agreement;

(d)         There are any material changes in the VEL’s business of financial situation, as per Vale’s exclusive opinion;

(e)          VEL’s judicial or extrajudicial recovery, bankruptcy or civil insolvency is ordered, as long as their effects are not suspended for 60 (sixty) days.

Nature and reasons for the operation / other relevant information	Applicable interest rate: 0.0% per year fixed in reais This is a loan between companies to help with cash flow. The Company is a creditor in this operation Operation ended on 07/31/2014

Name of related party	Companhia Coreano Brasileira de Pelotização - Kobrasco
Date of transaction	5/06/2008
Amount (R$)	R$ 242,017,699.76
Current balance (R$)	R$ 768,970.47
Amount of related party	Not applicable
Duration	By 5/31/2018
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Affiliate
Purpose of the contract

Contract for leasing assets. Vale leased the Kobrasco pellet plant, upon payment of a fixed portion and variable portion depending on the performance of the assets. Term of the contract is 5 (five) years, renewable successively for an equal period.

Guaranties and insurance	None
Conditions of termination or expiration	Written notice to the other party at least one year in advance of its termination
Nature and reasons for the operation / other relevant Information

Name of related party	Samarco Mineração S.A.
Date of transaction	04/12/2004
Amount (R$)	7,246,841,414.40
Current balance (R$)	4,395,507,379.20
Amount of related party	Not applicable
Duration	12/31/2026
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Affiliate
Purpose of the contract	Regulate commercial relations between the parties regarding sale or iron ore produced by Vale for Samarco. (total of three contracts)
Guaranties and insurance	There is insurance against damages, in the area in control of the purchaser, related to the materials and/or equipment belonging to the vendor, as provided for by the PURCHASER.

Conditions of termination or expiration

The contract may be terminated by operation of law, by the innocent party, without prior notice, in any of the following cases:

1) Default of any term, condition or provision of this contract or its exhibits, provided that the breach is not remedied within thirty (30) calendar days of the written notices provided for above. In such case, the party at fault must pay the innocent party a contractual fine of 10% (ten percent) of the annual amount in which the event occurs, which will be deducted from the losses and damages. The higher value holds, in any case, over the lower, at the risk of refund;

2) Bankruptcy, judicial or extrajudicial recovery, dissolution or, judicial or extrajudicial liquidation, declared or approved;

3) Suspension by the competent authorities of the implementation of the Services for more than thirty (30) days;

4) Suspension of service due to the occurrence of force majeure or unforeseeable circumstances as noted in the fourteenth clause for a period exceeding ninety (90) days, in which case the VENDOR has the right to receive from the PURCHASER the supplies already provided.

Nature and Reasons for the operation / other Relevant Information	—

Name of related party	Samarco
Date of transaction	12/31/2014
Amount (R$)	R$ 5,117,376.71
Current balance (R$)	R$ 5,117,376.71
Amount of related party	R$ 5,117,376.71
Duration	Until registration of the agreement with the Property Registrar.
Loan or other type of debt	No
Interest rate	N/A
Relationship with the Company	Subsidiary
Purpose of the contract	Usage and later sale of properties between Vale and Samarco.
Guaranties and insurance	Not applicable
Conditions of termination or expiration	Not applicable
Nature and Reasons for the operation / other Relevant Information

Name of related party	Samarco
Date of transaction	12/30/2009
Amount (R$)	R$ 20,370,000.00
Current balance (R$)	R$ 9,894,000.00
Amount of related party	R$ 20,370,000.00
Duration	11 years, terminating on 12/21/2020 or until supply of the agreed upon volume.
Loan or other type of debt	No
Interest rate	NA
Relationship with the Company	Subsidiary
Purpose of the contract	Purchase and sale, in metallic mass, of ore that is not usable by either company.
Guaranties and insurance	Not applicable
Conditions of termination or expiration	In case of default that remains unsolved for 60 days, extrajudicial bankruptcy, suspension of supply or receipts for over 30 days, by means of order by the competent authority.
Nature and Reasons for the operation / other Relevant Information

Name of related party	MRS Logística S.A.
Date of transaction	01/01/2011
Amount (R$)	22,726,102,276.14
Current balance (R$)	16,960,002,258.17
Amount of related party	Not applicable
Duration	11/30/2026
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Affiliate
Purpose of the contract

Regulate the provision by MRS to VALE, of rail transportation services of iron ore loading from iron ore terminals named Terminal do Andaime, Terminal do Córrego do Feijão, Terminal Água Santa, Terminal Olhos D´Agua, Terminal Sarzedo Novo — TCS (Terminal de Carga de Sarzedo), Terminal Sarzedo, Terminal Alberto Flores, Terminal Souza Noschese, Terminal de Juiz de Fora, located in the State of Minas Gerais, and certain other terminals for shipping - while transportation conditions will be agreed upon at the time — to unloading terminals Guaíba, CPBS, CSA, and Patrag, the first three in the State of Rio de Janeiro and the last one in the State of Minas Gerais (Ouro Branco).

Guaranties and insurance

During the duration of the contract, Vale will guarantee MRS the minimum payment of 80% (eighty per cent) of MRS’ Scheduled Annual Revenue, based on annually adjusted volumes.

MRS must contract the Optional Liability Insurance for personal injury and damage caused to third parties, and is responsible for payment of the corresponding values of the policies, copies of which should be sent to Vale with the general terms of the respective insurance; the same applies for insurances and attributions under Vale responsibility.

Conditions of termination or expiration

The contract may be terminated by operation of law, by written notice to the other party, without prior notice, in any of the following cases:

1) default, by either party of any term, condition or provision of this contract, provided that the breach is not remedied within sixty (60) calendar days of the notices provided for above.

2) bankruptcy, judicial or extrajudicial recovery, dissolution or, judicial or extrajudicial liquidation, declared or approved;

3) suspension by the competent authorities of the implementation of the Services;

4) If MRS suspends the Service, in whole or in part, without express prior notice or written consent by Vale, for more than ten (10) consecutive days or 30 (thirty) alternating days;

5) Suspension of service due to the occurrence of force majeure or unforeseeable circumstances for a period exceeding sixty (60) days;

6) If a party assigns this contract without prior knowledge and written consent of the other party, compliant with clause eighteen.

Nature and reasons for the operation / other relevant Information	—

Name of related party	Minerações Brasileiras Reunidas S.A. — MBR
Date of transaction	06/01/2007
Amount (R$)	792,000,000.00
Current balance (R$)	17,754,000,000.00
Amount of related party	Cannot be assessed
Duration	05.31.2037
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Subsidiary

Purpose of the contract	Lease of facilities
Guaranties and insurance	None
Conditions of termination or expiration	Through dissolution or if the contract of usufruct of shares of Empreendimentos Brasileiros de Minerações S.A. — EBM ends
Nature and reasons for the operation / other relevant Information	-

Name of related party	Vale Manganês S.A. - 520000012
Date of transaction	1/01/2014
Amount (R$)	R$ 5,274,657.44
Current balance (R$)	R$ 2,972,846.45
Amount of related party	Not applicable
Duration	12/31/2014
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Subsidiary
Purpose of the contract	Supply of hematite (HTFA), raw material necessary for industrial operation in manufacture of iron alloys.
Guaranties and insurance	None
Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant Information

Name of related party	Vale Manganês S.A. and Vale Energia S.A. — 4600000627
Date of transaction	11/18/2009
Amount (R$)	918,000.00
Current balance (R$)	R$ 597,127.89
Amount of related party	Not applicable
Duration	Until 2025
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Subsidiary
Purpose of the contract	Agency services (power supply)
Guaranties and insurance	None
Conditions of termination or expiration

The contract may be terminated by either party, without cause, with thirty (30) days’ prior notice. If such is the case, no compensation may be owed by either party.

The contract may also be terminated by either party upon notice given to the other in the event of bankruptcy, recovery, or judicial or extrajudicial liquidation of the other party, or non-compliance by the other party of any obligation arising from the contract.

Nature and reasons for the operation / other relevant Information

Name of related party	Vale Manganês S.A. and PASA — Plano de Assistência à Saúde do Aposentado da Vale — 4600001539
Date of transaction	5/18/2010
Amount (R$)	R$ 3,040,767.80
Current balance (R$)	R$ 720,345.84
Amount of related party	Not applicable
Duration	5/18/2016
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Subsidiary
Purpose of the contract	Management and Complementary Medical Services (“AMS”)
Guaranties and insurance	None

Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant Information

Name of related party	Vale Manganês S.A. - 46000001674
Date of transaction	6/16/2010
Amount (R$)	R$ 9,479,880.00
Current balance (R$)	R$ 2,781,758.56
Amount of related party	Not applicable
Duration	6/16/2017
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Subsidiary
Purpose of the contract	Employees provided by Vale S.A. to Vale Manganês S.A.
Guaranties and insurance	None
Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant Information

Name of related party	Vale Manganês S.A. and Vale Energia S.A. — 46000011853
Date of transaction	5/15/2013
Amount (R$)	R$ 15,000,000.00
Current balance (R$)	R$ 13,578,711.89
Amount of related party	Not applicable
Duration	01/31/2016
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Subsidiary
Purpose of the contract
Guaranties and insurance	None
Conditions of termination or expiration

Either party may terminate this agreement for no specific reason, upon prior written notice with at least thirty (30) days in advance, and in this case, no compensation is due by either party.
Either party may also deem this agreement terminated upon notice to the other party, in case of bankruptcy, judicial or extrajudicial recovery or liquidation of the other party, or default by the other party for any contractual obligation.

Nature and reasons for the operation / other relevant Information

Name of related party	Vale Manganês S.A. e Mineração Corumbaense Reunidas S.A
Date of transaction	01/01/2014
Amount (R$)	9,485,019.00
Current balance (R$)	4,083,543.80
Amount of related party	Not applicable
Duration	12/31/2014
Loan or other type of debt	No
Interest rate	0.000000
Relationship with the Company	Subsidiary
Purpose of the contract	Purchase and Sale of Manganese Ore
Guaranties and insurance	None
Conditions of termination or expiration

The agreement may be terminated by either party upon prior written notice provided to the other party, at least 30 days in advance, by the terminating party, that remains exempted from any repair based on the right to terminate.

Name of related party	Salobo Metais S.A.
Date of transaction	9/01/2012/ Contract amended on 12/16/2014
Amount (R$)	R$ 107,382,429.45
Current balance (R$)	25,556,909.05
Amount of related party	Not applicable
Duration	12/31/2015
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	Subsidiary
Purpose of the contract	Railroad transportation service by Vale to Salobo
Guaranties and insurance	None
Conditions of termination or expiration	None
Nature and reasons for the operation / other relevant Information

Name of related party	MRC Serviços Ferroviários CBRJ-AL Ltda.
Date of transaction	1/01/2011
Amount (R$)	14,611,085.07
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	12/31/2016
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	A company member of the Mitsui group, Vale controlling group
Purpose of the contract	Lease of 300 new HPE type wagons
Guaranties and insurance	None
Conditions of termination or expiration

Provided that (i) no breach has occurred or persists at the time of the notice foreseen in item (ii) below, and at the time of return of all wagons as specified under para. (iii) below; (ii) written notice has been given to MRC by the LESSEES 180 (one-hundred and eighty) days in advance to inform on their intention to terminate the Contract; and (iii) all the wagons have been returned by the LESSEES as provided for in Clause 20, the LESSEES will have the right, upon payment of the consideration provided for in Clause 23.2 of the Contract, to irrevocably terminate the Contract with respect to all (and not less than all) wagons.

If the LESSEES terminate the Contract pursuant to Clause 23.1, they will pay MRC:

i)                                         a fine per leased wagon for the LESSEES for a value in Reais equivalent to the remaining balance in the Contract; and

ii)                                      a compensation for any other costs, fines, expenses, damages or disbursement incurred as a result of termination of the contract and other operational documents.

Above mentioned value, including that resulting from the established formula in Clause 23.2 of the contract, will be corrected based on the IGP-M (General Market Price Index) within the least time slot allowed by the applicable law.
Except in the event of non-compliance by MRC, the values mentioned in clause 23 of the Contract will be owed by the LESSEES to MRC, regardless of the reason which caused termination by the LESSEES.

Nature and reasons for the operation / other relevant Information

Name of related party	MRC Serviços Ferroviários CBRJ-AL Ltda.
Date of transaction	2/24/2010
Amount (R$)	8,094,106.92
Current balance (R$)	0.00
Amount of related party	Not applicable

Duration	12/31/2016
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	A company member of the Mitsui group, Vale controlling group
Purpose of the contract	Lease of 300 new HPE type wagons
Guaranties and insurance	None
Conditions of termination or expiration

Provided that (i) no breach has occurred or persists at the time of the notice foreseen in item (ii) below, and at the time of return of all wagons as specified under para. (iii) below; (ii) written notice has been given to MRC by the LESSEES 180 (one-hundred and eighty) days in advance to inform on their intention to terminate the Contract; and (iii) all the wagons have been returned by the LESSEES as provided for in Clause 20, the LESSEES will have the right, upon payment of the consideration provided for in Clause 23.2 of the Contract, to irrevocably terminate the Contract with respect to all (and not less than all) wagons.

If the LESSEES terminate the Contract pursuant to Clause 23.1, they will pay MRC:

i)                                         a fine per leased wagon for the LESSEES for a value in Reais equivalent to the remaining balance in the Contract; and

ii)                                      a compensation for any other costs, fines, expenses, damages or disbursement incurred as a result of termination of the contract and other operational documents.

Above mentioned value, including that resulting from the established formula in Clause 23.2 of the contract, will be corrected based on the IGP-M (General Market Price Index) within the least time slot allowed by the applicable law.

Except in the event of non-compliance by MRC, the values mentioned in clause 23 of the Contract will be owed by the LESSEES to MRC, regardless of the reason which caused termination by the LESSEES.

Nature and reasons for the operation / other relevant Information	Guarantee the operational continuation of the manufacturing plants with supply of sulfur.

Name of related party	MRC Equipamentos Ferroviários DZOT FC Ltda.
Date of transaction	11/8/2011
Amount (R$)	26,035,882.14
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	12/31/2017
Loan or other type of debt	NO
Interest rate	0.0000
Relationship with the Company	A company member of the Mitsui group, Vale controlling group
Purpose of the contract	Lease of 520 new HPE type wagons
Guaranties and insurance

Maintain insurance under the following minimum terms:

- property insurance “all risks”

- civil liability against physical integrity damages, death, and property damages resulting out of the use, operation, maintenance, and property of wagons

Conditions of termination or expiration

Provided that

(i) no breach has occurred or persists at the time of the notice foreseen in item (ii) below, and at the time of return of all wagons as specified under para. (iii) below;

(ii) written notice has been given to MRC by the LESSEES 180 (one-hundred and eighty) days in advance to inform on their intention to terminate the Contract; and

(iii) all the wagons have been returned by the LESSEES as provided for in Clause 20, the LESSEES will have the right, upon payment of the consideration provided for in Clause 23.2 of the Contract, to irrevocably terminate the Contract with respect to all (and not less than all) wagons.

If the LESSEES terminate the Contract pursuant to Clause 23.1, they will pay MRC:

i)              a fine per leased wagon for the LESSEES for a value in Reais equivalent to the remaining balance in the Contract; and

ii)             a compensation for any other costs, fines, expenses, damages or disbursement incurred as a result of termination of the contract and other operational documents.

Above mentioned value, including that resulting from the established formula in Clause 23.2 of the contract, will be corrected based on the IGP-M (General Market Price Index) within the least time slot allowed by the applicable law.

Except in the event of non-compliance by MRC, the values mentioned in clause 23 of the Contract will be owed by the LESSEES to MRC, regardless of the reason which caused termination by the LESSEES.

Nature and reasons for the operation / other relevant Information

Name of related party	Mitsui & Co. Ltd. and Vale Fertilizers
Date of transaction	1/01/2013
Amount (R$)	49,886,372.43
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	12/31/2013. This agreement terminated
Loan or other type of debt	No
Interest rate	0.00
Relationship with the Issuer	Indirect controller
Purpose of the contract	Guarantee the operational continuation of the manufacturing plants with supply of sulfur.
Guarantees and insurances	None
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant Information	.

Name of related party	Ultrafertil S.A. and Vale Fertilizantes S.A.
Date of transaction	1/01/2013
Amount (R$) (R$)	107,796,143.36
Current balance (R$)	2,436,356.70
Amount of related party	Not applicable
Duration	12/31/2014, according to effective amendment dated 01/01/2014
Loan or other type of debt	No
Rate of interest	0.00
Relationship with the Issuer	Related party
Purpose of the contract	Guarantee the operational continuation of the manufacturing plants with the use of its port terminal to import input for fertilizers
Guarantees and insurances	None
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant Information	-

Name of related party	Vale Cubatão Fertilizantes Ltda. for Vale Fertilizantes S.A.

Date of transaction	1/01/2013
Amount (R$)	16,418,099.38
Current balance (R$)	9,407,023.01
Amount of related party	Not applicable
Duration	12/31/2014, according to effective amendment dated 01/01/2014
Loan or other type of debt	No
Rate of interest	0.00
Relationship with the Issuer	Related party
Purpose of the contract	Loan of facilities
Guarantees and insurances	None
Conditions of termination or expiration	Not applicable
Nature and reasons for the operation / other relevant Information	-

Name of related party	Vale Energia S.A. p/ Vale Fertilizantes S.A.
Date of transaction	01/01/2013
Amount (R$)	31,720,715.6
Current balance (R$)	4,762.13
Amount of related party	Not applicable
Duration	12/31/2014, according to effective amendment dated 01/01/2014
Loan or other type of debt	No
Rate of interest	0.00
Relationship with the Issuer	Related party
Purpose of the contract	Power supply
Guarantees and insurances	None
Conditions of termination or expiration	Not applicable.
Nature and reasons for the operation / other relevant Information

Name of related party	Vale S.A. p/ Vale Fertilizantes S.A.
Date of transaction	1/01/2013
Amount (R$)	219,166.97
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	12/31/2014, according to effective amendment dated 01/01/2014
Loan or other type of debt	No
Rate of interest	0.00
Relationship with the Issuer	Controller
Purpose of the contract	Port service to import equipment
Guarantees and insurances	None
Conditions of termination or expiration	Not applicable.
Nature and reasons for the operation / other relevant Information

Name of related party	Vale International p/ Vale Fertilizantes S.A.
Date of transaction	1/01/2013
Amount (R$)	136,410,175.73
Current balance (R$)	35,489,274.88
Amount of related party	Not applicable
Duration	12/31/2014, according to effective amendment dated 01/01/2014
Loan or other type of debt	No
Rate of interest	0.00
Relationship with the Issuer	Related party
Purpose of the contract	Acquisition of input for fertilizers

Guarantees and insurances	None
Conditions of termination or expiration	Not applicable.
Nature and reasons for the operation / other relevant Information

Name of related party	Mitsui & Co. Ltd. e Vale Fertilizantes
Date of transaction	1/01/2013
Amount (R$)	61,672,815.25
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	12/31/2013. This agreement terminated.
Loan or other type of debt	NO
Rate of interest	0.000000
Relationship with the Issuer	Indirect controller
Purpose of the contract	Guarantee the operational continuation of the manufacturing plants with supply of sulfur.
Guarantees and insurances	None
Conditions of termination or expiration	Not applicable.
Nature and reasons for the operation / other relevant Information	-

Name of related party	Sociedad Contractual Minera Tres Valles
Date of transaction	8/29/2011
Amount (R$)	R$ 64,456,000.00
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	12/09/2013. This agreement ended.
Loan or other type of debt	YES
Interest rate	3.11%
Relationship with the Issuer	Subsidiary
Purpose of the contract	Financing Working Capital
Guaranties and insurance	None
Conditions of termination or expiration

PREPAYMENT

-    Vale and Sociedad Contractual Minera Tres Valles may cancel the non-disbursed portion of the funding.

- Sociedad Contractual Minera Tres Valles may, upon notification to Vale ten days in advance, prepay the funding as a whole or in part.

EARLY REDEMPTION

-   If upon execution of the funding agreement there is any amendment to law, regulation or interpretation by any governmental authority that considers the agreement illegal or Vale being prevented from complying with it or funds impossible to be sent, the agreement is cancelled and every disbursement and accrued interest and accrued amounts related to the agreement shall be immediately due and payable.

-   If the Company no longer controls Sociedad Contractual Minera Tres Valles, the agreement is cancelled and every disbursement and accrued interest and accrued amounts related to the agreement shall be considered.

Nature and reasons for the operation / other relevant Information	Available interest rate: 3.11% per year fixed in US dollars The operation aims to cover the working capital need of Sociedad Contractual Minera Tres Valles The agreement was terminated on 12/9/2013.

Name of related party	Kaserge Serviços Gerais Ltda.
Date of transaction	3/17/2011
Amount (R$)	R$ 11,677,485.25
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	10/15/2014. This agreement ended.
Loan or other type of debt	YES
Interest rate	94%
Relationship with the Issuer	Subsidiary
Purpose of the contract	Loan
Guaranties and insurance	None
Conditions of termination or expiration

PREPAYMENT

KSG may prepay the amount, in whole or in part, including principal and interest calculated from March 17, 2011 until effective payment.

KSG should notify its intention to make the prepayment at least 3 (three) days in advance.

EARLY REDEMPTION

If KSG fails to meet any of its obligations, Vale may automatically assume the debt for the total value of the loan (principal and interest) plus the contractual penalty provided for in the contract, the present serving as an extrajudicial execution order, in accordance with Article 585 of the Code of Civil Procedure.

Nature and reasons for the operation / other relevant Information	Available interest rate: 94% of the CDI. This is an inter-company loan for cash centralization. Vale is the creditor in the operation.

Name of related party	MSE — Serviços de Operação, Manutenção e Montagem Ltda.
Date of transaction	10/01/2013
Amount (R$)	R$ 900,000.00
Current balance (R$)	R$ 943,698.92
Amount of related party	Not applicable
Duration	12/31/2015
Loan or other type of debt	YES
Interest rate	110% CDI
Relationship with the Issuer	Subsidiary
Purpose of the contract	Loan
Guaranties and insurance	None
Conditions of termination or expiration

EARLY PAYMENT

The Lessee is entitled to the early payment of amounts due, as a whole or in part, comprising the values disbursed at the Credit Facility and Interest calculated to the date of effective payment.

The Lessee should notify its intention to make the early payment at least five (5) days in advance.

Any amounts received by the Lessor as early payment should not be reestablished for purposes of new disbursements under the Credit Facility and should be used in the following order: (i) first, to pay any default fee or other penalties with pending payment by the Lessee under this Agreement; (ii) second, to pay interest calculated to the date of effective payment; and(iii) third, to pay for the amount disbursed and not paid in the Credit Facility.

EARLY MATURITY

Lessee may automatically enforce it by the whole value of the Loan, added with contractual fees, under the following circumstances:

(i)            LESSEE failure to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale S.A. no longer holds, directly or indirectly, the totality of shares issued by LESSEE.

(iii)          LESSEE fails to comply with any of the contractual obligations.

(iv)          any Statement given by LESSEE is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Lessor’s notification.

(v)           if Lessee’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within thirty (30) days.

(vi)          LESSEE admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining constriction or blocking of substantial portion of the assets of LESSEE and its effects are not suspended within thirty (30) days.

(viii)        LESSEE suspends its activities for more than 30 (thirty) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of LESSEE, at Vale’s sole discretion, provided that duly grounded.

(x)           If LESSEE fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than R$50,000.00 (fifty thousand reais) and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other financial obligations of LESSEE (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of LESSEE, under or related to this agreement: i) is no longer valid and binding or applicable to LESSEE; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties

The Lessee must inform the Lessor immediately upon learning about the occurrence of any of the events above.

Nature and reasons for the operation / other relevant Information	Available interest rate: 110% of the CDI. This is an inter-company loan for cash centralization. Vale is the creditor in the operation.

Name of related party	Biopalma da Amazônia S.A. Reflorestamento, Indústria E Comércio
Date of transaction	03/17/2011
Amount (R$)	R$ 552,000,000.00

Current balance (R$)	R$ 992,065,979.40
Amount of related party	Not applicable
Duration	07/16/2022
Loan or other type of debt	YES
Interest rate	4.50%
Relationship with the Issuer	Subsidiary
Purpose of the contract	Financing of investments
Guaranties and insurance	None
Conditions of termination or expiration

EARLY REDEMPTION

Biopalma may redeem the debentures early, as a whole or in part, with no fine.

b) If it intends to exercise the early redemption of Debentures, Biopalma should notify VALE in writing.

c) In case of early redemption of Debentures, under the terms in clause 5.6.2 of the deed, Biopalma should pay VALE, in up to thirty (30) days from date of the notice of early redemption, in full, the remaining balance of the Debentures.

EARLY MATURITY

VALE may determine the early maturity regardless of notice, communication, judicial or extrajudicial notification, in the event of any of the events below:

1) non-payment by Biopalma on the due date of the principal, of Compensation or any other obligation;

2) non-compliance of any obligation in the Deed, failing to be solved within ten (10) days 3) if Biopalma present any guaranty assume, as a whole or in part, any financial obligation, or of any nature, from any party or authorize any Subsidiary, direct or indirect, to offer any guaranty or assume any obligation in this agreement, except with VALE’s prior written approval;

4) non-compliance by Biopalma or any of its Affiliates or Subsidiaries with any obligation or condition in any other agreement they are parties in, unresolved within thirty (30) calendar days, except those in lines (a) and (b) above which shall not be subject to any resolution term;

5) failure to renew, cancel, revoke, or suspend for a period exceeding thirty (30) days from the date of the event, authorizations and licenses, including environmental and those granted by regulation entities, required to build, operate and maintain its Project and those of its Affiliates and Subsidiaries;

6) amendment, suspension, cancellation, termination or representation of nullity or unenforceability, as a whole or in part of the Deed, without VALE’s prior written consent;

7) file for judicial recovery or composition with creditors of the request for extrajudicial recovery filed by Biopalma, or any of its Affiliates or Subsidiaries;

8) request of termination, liquidation, dissolution, insolvency, bankruptcy, bankruptcy out of legal terms or Biopalma’s bankruptcy filed by third parties, or its Affiliates or Subsidiaries;

9) failure to obtain or renew any approval, permit, registration, or governmental authorization required to have Biopalma comply with obligations set forth in the Deed;

10) any Relevant Adverse Impact;

11) any action, arbitration or administrative procedure against Biopalma or its Affiliates or Subsidiaries which, at Vale’s discretion, is likely to cause a Relevant Adverse Impact as well as pledge of any of Biopalma’s assets in amount exceeding R$ 500,000.00;

12) any action, arbitration or administrative or judicial procedure related to environmental issues;

13) reduction of the capital stock of Biopalma, without VALE’s prior approval;

14) early termination of any financial obligation to which Biopalma, its Affiliates or Subsidiaries are subject to, in domestic or international market, individually or jointly, exceeding R$ 500,000.00;

15) legitimate protest of titles against Biopalma or its Affiliates or Subsidiaries, individually or jointly, exceeding R$ 200,000.00, except when within thirty (30) calendar days from said protest, (i) it is validly proven by Biopalma that the protest was based on mistake or bad faith; (ii) the protest was cancelled or suspended, or, (iii) sufficient guaranties were presented in court;

16) if VALE or its Controller is no longer a shareholder of Biopalma; and

17) any corporate reorganization of Biopalma, or any of its Affiliates or Subsidiaries.

Nature and reasons for the operation / other relevant Information

Available interest rate: Libor 6M + 4.5% per year

The purpose of the operation is to finance investments related to cultivation, production, and trading of palm oil. 4 (four) debentures were issued: 03/17/2011 (1st series of 1st issue), 08/03/2011 (2nd series, 1st issue), and 10/31/2011 (2nd issue), 02/23/2012 (3rd issue), and 06/15/2012 (4th issue). The amount reported above corresponds to the sum of the 4 issues.

Name of related party	VLI S.A.
Date of transaction	7/1/2013
Amount (R$)	R$243,010,000.00
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	4/17/2014. This agreement ended.
Loan or other type of debt	YES
Interest rate	110% CDI
Relationship with the Issuer	Subsidiary
Purpose of the contract	Debt confession by converting AFACs into loan
Guaranties and insurance	None
Conditions of termination or expiration

Vale may automatically enforce it by the whole value of the Loan, added with contractual fees, under the following circumstances:

(i)            VLI failure to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale no longer holds, directly or indirectly, the totality of shares issued by VLI, except for shares eventually held by members of VLI managing bodies.

(iii)          VLI fails to comply with any of the contractual obligations.

(iv)          any statement given by VLI is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Vale’s notification.

(v)           if VLI’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within thirty (30) days.

(vi)          VLI admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining

constriction or blocking of substantial portion of the assets of VLI and its effects are not suspended within thirty (30) days.

(viii)        VLI suspends its activities for more than 30 (thirty) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of VLI, at Vale’s sole discretion, provided that duly grounded.

(x)           If VLI fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than

R$1,000,000.00 and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other financial obligations of VLI (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of VLI, under or related to this agreement: i) is no longer valid and binding or applicable to VLI; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

Except for the case in item (ii) above, when VLI must pay the total value due in 30 days from Vale’s notification, under the other circumstances, VLI must pay Vale the total amount due immediately upon Vale’s notification.

Nature and reasons for the operation / other relevant Information	Available interest rate: 110% of CDI. This is a loan between companies to cover cash flow needs. Vale is creditor in this operation. Amendment to extend the term executed on 1/15/2014.

Name of related party	VLI S.A.
Date of transaction	12/26/2013
Amount (R$)	R$302,326,401.66
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	4/17/2014. This agreement ended.
Loan or other type of debt	YES
Interest rate	0
Relationship with the Issuer	Subsidiary
Purpose of the contract	Debt confession by converting AFACs into loan
Guaranties and insurance	None
Conditions of termination or expiration

Vale may automatically enforce it by the whole value of the Loan, added with contractual fees, under the following circumstances:

(i)            VLI failure to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale no longer holds, directly or indirectly, the totality of shares issued by VLI, except for shares eventually held by members of VLI managing bodies.

(iii)          VLI fails to comply with any of the contractual obligations.

(iv)          any statement given by VLI is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Vale’s notification.

(v)           if VLI’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within thirty (30) days.

(vi)          VLI admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining constriction or blocking of substantial portion of the assets of VLI and its effects are not suspended within thirty (30) days.

(viii)        VLI suspends its activities for more than 30 (thirty) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of VLI, at Vale’s sole discretion, provided that duly grounded.

(x)           If VLI fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than R$1,000,000.00 and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other financial obligations of VLI (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of VLI, under or related to this agreement: i) is no longer valid and binding or applicable to VLI; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

Except for the case in item (ii) above, when VLI must pay the total value due in 30 days from Vale’s notification, under the other circumstances, VLI must pay Vale the total amount due immediately upon Vale’s notification.

Nature and reasons for the operation / other relevant Information	Available interest rate: 110% of CDI. This is a loan between companies to cover cash flow needs. Vale is creditor in this operation.

Name of related party	VLI Operações Portuárias S.A. - VOP
Date of transaction	9/18/2013
Amount (R$)	R$72,573,329.30
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	4/17/2014. This agreement ended.
Loan or other type of debt	YES
Interest rate	110% CDI
Relationship with the Issuer	Subsidiary
Purpose of the contract	Loan
Guaranties and insurance	None
Conditions of termination or expiration

Vale may automatically enforce it by the whole value of the Loan, added with contractual fees, under the following circumstances:

(i)            VLI failure to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale no longer holds, directly or indirectly, the totality of shares issued by VLI, except for shares eventually held by members of VLI managing bodies.

(iii)          VLI fails to comply with any of the contractual obligations.

(iv)          any statement given by VLI is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Vale’s notification.

(v)           if VLI’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within thirty (30) days.

(vi)          VLI admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining constriction or blocking of substantial portion of the assets of VLI and its effects are not suspended within thirty (30) days.

(viii)        VLI suspends its activities for more than 30 (thirty) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of VLI, at Vale’s sole discretion, provided that it’s duly grounded.

(x)           If VLI fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than R$1,000,000.00 and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other financial obligations of VLI (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of VLI, under or related to this agreement: i) is no longer valid and binding or applicable to VLI; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

Nature and reasons for the operation / other relevant Information	Available interest rate: 110% of CDI. This is a loan between companies to cover cash flow needs. Vale is creditor in this operation. Amendment to extend the term executed on 1/15/2014

Name of related party	Tecnored Desenvolvimento Tecnológico S.A.
Date of transaction	9/4/2013
Amount (R$)	R$10,000,000.00
Current balance (R$)	0.00
Amount of related party	Not applicable
Duration	9/4/2014
Loan or other type of debt	YES
Interest rate	100% CDI + 2.25% per year
Relationship with the Issuer	Subsidiary
Purpose of the contract	Loan

Guaranties and insurance	None
Conditions of termination or expiration

Vale may automatically enforce Tecnored by the whole value of the Loan under the agreement, added with contractual fees, under the following circumstances:

(i)            Tecnored failure to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale no longer holds, directly or indirectly, the totality of shares issued by Tecnored, except for shares eventually held by members of TECNORED managing bodies.

(iii)          TECNORED fails to comply with any of the contractual obligations.

(iv)          any statement given by TECNORED is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Vale’s notification.

(v)           if TECNORED’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within thirty (30) days.

(vi)          TECNORED admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining constriction or blocking of substantial portion of the assets of TECNORED and its effects are not suspended within thirty (30) days.

(viii)        TECNORED suspends its activities for more than 30 (thirty) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of TECNORED, at Vale’s sole discretion, provided that duly grounded.

(x)           If TECNORED fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than R$1,000,000.00 and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other financial obligations of TECNORED (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of TECNORED, under or related to this agreement: i) is no longer valid and binding or applicable to TECNORED; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

Nature and reasons for the operation / other relevant Information	Available interest rate: 100% of CDI. + 2.25% per year This is a loan between companies to cover cash flow needs. Vale is creditor in this operation.

Name of related party	Tecnored Desenvolvimento Tecnológico S.A.
Date of transaction	09/04/2013
Amount (R$)	R$ 9,000,000.00
Current balance (R$)	R$ 9,929,996.87
Amount of related party	Not applicable
Duration	03/10/2015
Loan or other type of debt	YES
Interest rate	CDI + 1.37%
Relationship with the Issuer	Subsidiary
Purpose of the contract	Loan
Guaranties and insurance	None
Conditions of termination or expiration

Vale may automatically enforce upon Tecnored, for the whole value of the Loan under the agreement, added with contractual fees, under the following circumstances:

(i)            Tecnored fails to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale S.A. no longer holds control of Tecnored, where “control” means, for purposes of this item, the power to adopt policies and management, directly or indirectly, by controlling the voting capital, under vote agreement or any other means.

(iii)          Tecnored fails to comply with any of the contractual obligations.

(iv)          any statement given by Tecnored is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Vale’s notification.

(v)           if Tecnored’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within thirty (30) days.

(vi)          Tecnored admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining constriction or blocking of substantial portion of the assets of Tecnored and its effects are not suspended within thirty (30) days.

(viii)        Tecnored suspends its activities for more than 30 (thirty) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of Tecnored, at Vale’s sole discretion, provided that duly grounded.

(x)           If Tecnored fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than R$1,000,000.00 and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other

financial obligations of Tecnored (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of Tecnored, under or related to this agreement: i) is no longer valid and binding or applicable to Tecnored; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

Nature and reasons for the operation / other relevant Information	Available interest rate: 100% of CDI. + 1.37% per year This is a loan between companies to cover cash flow needs. Vale is creditor in this operation.

Name of related party	Aliança Geração de Energia S.A.
Date of transaction	08/14/2014
Amount (R$)	R$ 1,000,000.00
Current balance (R$)	R$ 1,050,030.55
Amount of related party	Not applicable
Duration	08/13/2015
Loan or other type of debt	YES
Interest rate	120% CDI
Relationship with the Issuer	Subsidiary
Purpose of the contract	Loan
Guaranties and insurance	None
Conditions of termination or expiration

Loan under the agreement, added with contractual fees, under the following circumstances:

(i)            Aliança fails to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale no longer holds, directly or indirectly, at least 51% (fifty one per cent) of shares issued by Aliança.

(iii)          Aliança fails to comply with any of the contractual obligations.

(iv)          any statement given by Aliança is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 10 (ten) days after Vale’s notification.

(v)           if Aliança’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within thirty (30) days.

(vi)          Aliança admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining constriction or blocking of substantial portion of the assets of Aliança and its effects are not suspended within thirty (30) days.

(viii)        Aliança suspends its activities for more than 15 (fifteen) days.

(ix)          there is any material change in the business or financial conditions of Aliança, at Vale’s sole discretion.

(x)           the agreement is no longer pari passu regarding other financial obligations of Aliança (current and future), except for those with legal priority.

(xi)          any term of the agreement or any other document provided by or on behalf of Aliança, under or related to this agreement: i) is no longer valid and binding or applicable to Aliança; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

(xii)

Nature and reasons for the operation / other relevant Information	Available interest rate: 120% CDI. This is a loan between companies to cover cash flow needs. Vale is creditor in this operation.

Name of related party	Vale Soluções em Energia S.A - VSE
Date of transaction	12/12/2014
Amount (R$)	R$ 9,700,000.00
Current balance (R$)	R$ 9,744,639.18
Amount of related party	Not applicable
Duration	12/14/2015
Loan or other type of debt	YES
Interest rate	100% CDI
Relationship with the Issuer	Joint-venture
Purpose of the contract	Loan
Guaranties and insurance	None
Conditions of termination or expiration

Vale may automatically enforce upon VSE, for the whole value of the Loan under the agreement, added with contractual fees, under the following circumstances:

(i)            VSE fails to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale S.A. no longer holds, directly or indirectly, the totality of shares issued by VSE.

(iii)          VSE fails to comply with any of the contractual obligations.

(iv)          any statement given by VSE is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Vale’s notification.

(v)           if VSE’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within ten (10) days.

(vi)          VSE admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining

constriction or blocking of substantial portion of the assets of VSE and its effects are not suspended within ten (10) days.

(viii)        VSE suspends its activities for more than 10 (ten) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of VSE, at Vale’s sole discretion, provided that duly grounded.

(x)           If VSE fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than R$1,000,000.00 and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other financial obligations of VSE (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of VSE, under or related to this agreement: i) is no longer valid and binding or applicable to VSE; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

VSE should promptly notify Vale after becoming aware of the occurrence of any of the events described above.

Except in case of item (ii) above, when VSE should promptly pay the total amount due under the agreement, regardless of notice from Vale, in all other cases above, VSE should pay Vale the total amount due under the agreement in one (1) working day, from the date the notification on this sense is sent by Vale.

Nature and reasons for the operation / other relevant Information	Available interest rate: 100% of CDI. + 2.25% per year This is a loan between companies to cover cash flow needs. Vale is creditor in this operation.

Name of related party	Vale Energia S.A.
Date of transaction	12/20/2013
Amount (R$)	R$ 110,000,000.00
Current balance (R$)	R$ 115,750,727.92
Amount of related party	Not applicable
Duration	02/27/2015
Loan or other type of debt	YES
Interest rate	TJLP
Relationship with the Issuer	Subsidiary
Purpose of the contract	Debt Confession
Guaranties and insurance	None
Conditions of termination or expiration

Vale may automatically enforce upon Vale Energia, for the whole value of the Loan under the agreement, added with contractual fees, under the following circumstances:

(i)            Vale Energia fails to make the payment of any amount due on the dates agreed in the agreement for a period of more than 5 (five) working days, starting on the date of default.

(ii)           Vale S.A. no longer holds, directly or indirectly, the totality of shares issued by Vale Energia.

(iii)          Vale Energia fails to comply with any of the contractual obligations.

(iv)          any statement given by Vale Energia is proven to be false or misleading in any material aspect, when given or provided and, if subject to remediation, if it is not cured for a period of more than 30 (thirty) days after Vale’s notification.

(v)           if Vale Energia’s judicial or extrajudicial recovery, bankruptcy, or civil insolvency is determined or requested, and its effects are not suspended within ten (10) days.

(vi)          Vale Energia admits in writing its inability to pay for its debts in general.

(vii)         there is judicial or administrative measure determining constriction or blocking of substantial portion of the assets of Vale Energia and its effects are not suspended within thirty (30) days.

(viii)        Vale Energia suspends its activities for more than 30 (thirty) days, restricting its payment capacity.

(ix)          there is any material change in the business or financial conditions of Vale Energia, at Vale’s sole discretion, provided that duly grounded.

(x)           If Vale Energia fails to comply with, at the appropriate date, its payment obligations arising out of other operations entered with Vale, provided that the total debt sums an amount equal or higher than R$1,000,000.00 and cause the effective early maturity of corresponding operations.

(xi)          the agreement is no longer pari passu regarding other financial obligations of Vale Energia (current and future), except for those with legal priority.

(xii)         any term of the agreement or any other document provided by or on behalf of Vale Energia, under or related to this agreement: i) is no longer valid and binding or applicable to Vale Energia; or ii) is no longer in full force and effect; or iii) has its validity or applicability questioned by any of the parties.

Vale Energia should promptly inform Vale upon being aware of occurrence of any of the events above and should promptly pay Vale the total amount due under the agreement, upon Vale’s request to do so.

Nature and reasons for the operation / other relevant Information	Available interest rate: 100% of CDI. + 2.25% per year This is a loan between companies to cover cash flow needs. Vale is creditor in this operation.

Name of related party	Norte Energia S.A

Date of transaction	12/10/2012
Amount (R$)	R$ 13,821,977,254.53
Current balance (R$)	R$ 13,821,977,254.53
Amount of related party	Not applicable
Duration	30 years by 8/26/2045
Loan or other type of debt	No
Interest rate	0.00
Relationship with the Issuer	Subsidiary
Purpose of the contract	Power supply agreement to be supplied by Norte Energia S.A. to Vale S.A., with annual adjustment according to the IPCA
Guaranties and insurance	Seguro Collateral in the amount of R$4,122,874.10 in effect by 1/31/2016
Conditions of termination or expiration	Not applicable

Name of related party	Aliança Geração de Energia S.A
Date of transaction	2/27/2015
Amount (R$)	R$ 8,956,006,893.10
Current balance (R$)	R$ 8,956,006,893.10
Amount of related party	Not applicable
Duration	21 years, by 8/28//2036
Loan or other type of debt	No
Interest rate	0.00
Relationship with the Issuer	Subsidiary
Purpose of the contract	Power supply agreement to be supplied by Aliança Energia S.A. to Vale S.A., with annual adjustment according to the IPCA.
Guaranties and insurance	None.
Conditions of termination or expiration	Not applicable

Name of related party	Epícares Empreendimentos e Participações LTDA.
Date of transaction	12/27/2013
Amount (R$)	R$ 28,420,594.40
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	1 year by 12/31/2014
Loan or other type of debt	No
Interest rate	0.00
Relationship with the Issuer	Subsidiary
Purpose of the contract	Power supply agreement to be supplied by Epicares to Vale S.A., without annual adjustment.
Guaranties and insurance	None
Conditions of termination or expiration	Not applicable

Name of related party	Vale Fertilizantes S.A.
Date of transaction	01/01/2011
Amount (R$)	R$ 24,924,828.00
Current balance (R$)	R$ 0.00
Amount of related party	Not applicable
Duration	1 year by 12/31/2014
Loan or other type of debt	No
Interest rate	0.00
Relationship with the Issuer	Subsidiary
Purpose of the contract	Power supply agreement to be supplied by Vale Energia to Vale Fertilizantes, with annual adjustment according to the IGPM.

Guaranties and insurance	None
Conditions of termination or expiration	Not applicable

Name of related party	Salobo Metais S.A.
Date of transaction	01/01/2011
Amount (R$)	R$ 166,705,252.80
Current balance (R$)	R$ 77,650,030.08
Amount of related party	Not applicable
Duration	2 years by 12/31/2015
Loan or other type of debt	No
Interest rate	0.00
Relationship with the Issuer	Subsidiary
Purpose of the contract	Power supply agreement to be supplied by Vale Energia to Salobo Metais S.A., with annual adjustment according to the IGPM.
Guaranties and insurance	None
Conditions of termination or expiration	Not applicable

Name of related party	Salobo Metais S.A.
Date of transaction	10/20/2014
Amount (R$)	R$ 39,423,066.78
Current balance (R$)	R$ 36,270,488.68
Amount of related party	Not applicable
Duration	1 year, by 12/31/2015
Loan or other type of debt	No
Interest rate	0.00
Relationship with the Issuer	Subsidiary
Purpose of the contract	Power supply agreement to be supplied by Vale Energia to Salobo Metais S.A., without annual adjustment.
Guaranties and insurance	None
Conditions of termination or expiration	Not applicable

Name of related party	FCA S.A.
Date of transaction	10/01/2013
Amount (R$)	R$ 3,595,200.00
Current balance (R$)	R$ 2,498,807.81
Amount of related party	Not applicable
Duration	09/30/2014
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with issuer	Subsidiary
Purpose of the contract	Sale of cargo railway transportation services by FCA to Vale, of iron ore, from Capitão Eduardo/MG to Pedreira Rio das Velhas/MG.
Guaranties and insurance	Not applicable
Conditions of termination or expiration

The agreement can be terminated ipso jure in case of not complying with any of its conditions, as well as in the case of bankruptcy or judicial or extrajudicial recovery, under the provisions or Act 11.101, of 02.09.2005, of any of the contracting parties without need of any judicial or extrajudicial notification for this purpose.

This contract may be terminated by either party, without any charge, provided it is done in writing with at least 30 (thirty) days in advance, of the intended termination date. If that is the case, no indemnification or compensation for whatever reason may be paid, not even for loss or damage.

Each party shall appoint a duly qualified professional to act as contract manager, who shall be entitled to acting, under the agreement, aiming to protect and preserve all rights of the represented party

Nature and reasons for the operation / other relevant information

Name of related party	FCA S.A.
Date of transaction	08/26/2014
Amount (R$)	R$1,076,040.00
Current balance (R$)	R$1,076,040.00
Amount of related party	Not applicable
Duration	08/26/2017
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with issuer	Subsidiary
Purpose of the contract	Sale of cargo railway transportation services by FCA to Vale, of tires, equipment and vehicle and machinery accessories, flowing from Sabará/MG to Contagem/MG.
Guaranties and insurance	Not applicable
Conditions of termination or expiration

This agreement may be terminated by either party by means of written notice to the other party with no right to claims, indemnity, or compensation for the notified party, under the following circumstances::

a) Petition or declaration of bankruptcy or liquidation, or judicial or extrajudicial recovery by the other party;

b) In the event of an act of God or force majeure that comes to stop the execution of this Contract for more than 30 days;

c) Fraud or misconduct;

Without prejudice to the satisfaction of other rights , Vale, at its sole discretion, may terminate this Agreement by means of written notice to FCA, at least 30 days in advance, with no right to claims, indemnity, or compensation for FCA, under the following circumstances:

a) non-compliance by FCA of any contractual obligation;

b) assignment, subcontracting and/or partial or total transfer of contractual obligations to third parties;

Without prejudice to the satisfaction of other rights , FCA, at its sole discretion, may terminate this Agreement by means of written notice to Vale, at least 30 days in advance, with no right to claims, indemnity, or compensation for Vale, under the following circumstances: delay to provide information that affect contract performance and non-compliance with any contractual obligation.

Upon termination of this contract, under any circumstance, pending issues must be settled within 60 days.

Nature and reasons for the operation / other relevant information

Name of related party	FCA S.A.
Date of transaction	02/24/2014
Amount (R$)	R$ 2,887,200.00
Current balance (R$)	R$ 1,036,870.85
Amount of related party	Not applicable
Duration	02/24/2015

Loan or other type of debt	NO
Interest rate	0.000000
Relationship with issuer	Subsidiary
Purpose of the contract	Sale of cargo railway transportation services by FCA to Vale, of iron ore, from Prudente de Morais/MG, Sete Lagoas/MG and/or Divinópolis/MG to Pedreira do Rio das Velhas/MG.
Guaranties and insurance	Not applicable
Conditions of termination or expiration

The agreement can be terminated ipso jure in case of not complying with any of its conditions, as well as in the case of bankruptcy or judicial or extrajudicial recovery, under the provisions or Act 11.101, of 02.09.2005, of any of the contracting parties without need of any judicial or extrajudicial notification for this purpose.

This contract may be terminated by either party, without any charge, provided it is done in writing with at least 30 (thirty) days in advance, of the intended termination date. If that is the case, no indemnification or compensation for whatever reason may be paid, not even for loss or damage.

Each party shall appoint a duly qualified professional to act as contract manager, who shall be entitled to acting, under the agreement, aiming to protect and preserve all rights of the represented party

Nature and reasons for the operation / other relevant information

Name of related party	FCA S.A.
Date of transaction	09/24/2014
Amount (R$)	R$2,000,000.00
Current balance (R$)	R$1,669,215.55
Amount of related party	Not applicable
Duration	09/24/2016
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with issuer	Subsidiary
Purpose of the contract

Provision of railway transportation for own cargo by Vale to FCA, of railway operation equipment (locomotives, road equipment, wagons etc.,) and tracks, and Vale is responsible for transportation through the Railway Vitória a Minas, excluding any type of service related to the loading of wagons at the terminals of origin and unloading of wagons at the destination terminal, which are sole responsibility of FCA.

Guaranties and insurance	Not applicable
Conditions of termination or expiration

This agreement may be terminated by either party by means of written notice to the other party with no right to claims, indemnity, or compensation for the notified party, under the following circumstances::

a) Petition or declaration of bankruptcy or liquidation, or judicial or extrajudicial recovery by the other party;

b) In the event of an act of God or force majeure that comes to stop the execution of this Contract for more than 30 days;

c) Fraud or misconduct;

Without prejudice to the satisfaction of other rights , Vale, at its sole discretion, may terminate this Agreement by means of written notice to FCA, at least 30 days in advance, with no right to claims, indemnity, or compensation for FCA, under the following circumstances:

a) non-compliance by FCA of any contractual obligation;

b) assignment, subcontracting and/or partial or total transfer of contractual obligations to third parties;

Without prejudice to the satisfaction of other rights , FCA, at its sole discretion, may terminate this Agreement by means of written notice to Vale, at least 30 days in advance, with no right to claims, indemnity, or compensation for Vale, under the following circumstances: delay to provide information that affect contract performance and non-compliance with any contractual obligation.

Upon termination of this contract, under any circumstance, pending issues must be settled within 60 days.

Nature and reasons for the operation / other relevant information

Name of related party	FCA S.A.
Date of transaction	05/01/2014
Amount (R$)	R$ 35,636,957.29
Current balance (R$)	R$ 10,272,956.32
Amount of related party	Not applicable
Duration	05/01/2019
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with issuer	Subsidiary
Purpose of the contract

Sale of load railway transportation services, by FCA to Vale, of Anthracite, calcite limestone, dolomite limestone, lime, mill ball, through the flow of the respective routes Tubarão x Prudente de Moraes, Matosinhos and/or Nova Granja x Tubarão, Morro Grande x Tubarão, Matosinhos and/or Nova Granja x Tubarão and lastly Parque Industrial x Tubarão.

Guaranties and insurance	Take or pay for annual contracted volumes
Conditions of termination or expiration

This agreement may be terminated by either party by means of written notice to the other party with no right to claims, indemnity, or compensation for the notified party, under the following circumstances::

a) Petition or declaration of bankruptcy or liquidation, or judicial or extrajudicial recovery by the other party;

b) In the event of an act of God or force majeure that comes to stop the execution of this Contract for more than 30 days;

c) Fraud or misconduct;

Without prejudice to the satisfaction of other rights , Vale, at its sole discretion, may terminate this Agreement by means of written notice to FCA, at least 30 days in advance, with no right to claims, indemnity, or compensation for FCA, under the following circumstances:

a) non-compliance by FCA of any contractual obligation;

b) assignment, subcontracting and/or partial or total transfer of contractual obligations to third parties;

Without prejudice to the satisfaction of other rights , FCA, at its sole discretion, may terminate this Agreement by means of written notice to Vale, at least 30 days in advance, with no right to claims, indemnity, or compensation for Vale, under the following circumstances: delay to provide information that affect contract performance and non-compliance with any contractual obligation.

Upon termination of this contract, under any circumstance, pending issues must be settled within 60 days.

Nature and reasons for the

operation / other relevant information

Name of related party	FCA S.A.
Date of transaction	10/17/2014
Amount (R$)	R$10,037,700.00
Current balance (R$)	R$ 4,869,634.07
Amount of related party	Not applicable
Duration	02/03/2016
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with issuer	Subsidiary
Purpose of the contract	Provision of cargo railway transportation services by FCA to VALE, to carry diesel from Pool de Embiruçu (EYU) to João Paulo (VJP).
Guaranties and insurance	Not applicable
Conditions of termination or expiration

This agreement may be terminated by either party by means of written notice to the other party with no right to claims, indemnity, or compensation for the notified party, under the following circumstances::

a) Petition or declaration of bankruptcy or liquidation, or judicial or extrajudicial recovery by the other party;

b) In the event of an act of God or force majeure that comes to stop the execution of this Contract for more than 30 days;

c) Fraud or misconduct;

Without prejudice to the satisfaction of other rights , Vale, at its sole discretion, may terminate this Agreement by means of written notice to FCA, at least 30 days in advance, with no right to claims, indemnity, or compensation for FCA, under the following circumstances:

a) non-compliance by FCA of any contractual obligation;

b) assignment, subcontracting and/or partial or total transfer of contractual obligations to third parties;

Without prejudice to the satisfaction of other rights , FCA, at its sole discretion, may terminate this Agreement by means of written notice to Vale, at least 30 days in advance, with no right to claims, indemnity, or compensation for Vale, under the following circumstances: delay to provide information that affect contract performance and non-compliance with any contractual obligation.

Upon termination of this contract, under any circumstance, pending issues must be settled within 60 days.

Nature and reasons for the operation / other relevant information

Name of related party	FCA S.A.
Date of transaction	01/31/2014
Amount (R$)	R$3,491,828.70
Current balance (R$)	R$ 676,191.87
Amount of related party	Not applicable
Duration	01/31/2017
Loan or other type of debt	NO
Interest rate	0.000000
Relationship with issuer	Subsidiary
Purpose of the contract	Provision of cargo railway transportation services by FCA to VALE, to carry diesel from Pool de Embiruçu (EYU) to Drumond (VDD).
Guaranties and insurance	Not applicable

Conditions of termination or expiration

This agreement may be terminated by either party by means of written notice to the other party with no right to claims, indemnity, or compensation for the notified party, under the following circumstances::

a) Petition or declaration of bankruptcy or liquidation, or judicial or extrajudicial recovery by the other party;

b) In the event of an act of God or force majeure that comes to stop the execution of this Contract for more than 30 days;

c) Fraud or misconduct;

Without prejudice to the satisfaction of other rights , Vale, at its sole discretion, may terminate this Agreement by means of written notice to FCA, at least 30 days in advance, with no right to claims, indemnity, or compensation for FCA, under the following circumstances:

a) non-compliance by FCA of any contractual obligation;

b) assignment, subcontracting and/or partial or total transfer of contractual obligations to third parties;

Without prejudice to the satisfaction of other rights , FCA, at its sole discretion, may terminate this Agreement by means of written notice to Vale, at least 30 days in advance, with no right to claims, indemnity, or compensation for Vale, under the following circumstances: delay to provide information that affect contract performance and non-compliance with any contractual obligation.

Upon termination of this contract, under any circumstance, pending issues must be settled within 60 days.

Nature and reasons for the operation / other relevant information

Name of related party	FCA S.A.
Date of transaction	01/31/2014
Amount (R$)	R$ 6,762,574.63
Current balance (R$)	R$ 1,447,788.22
Amount of related party	Not applicable
Duration	01/31/205
Loan or other type of debt	NO
Interest rate	0,.000000
Relationship with issuer	Subsidiary
Purpose of the contract

Sale of cargo railway transportation by FCA to Vale, for iron ore located in Licinio de Almeida destined to Pedreira Rio das Velhas/MG, including handling the cargo at terminals Capitão Eduardo/MG e/or Prudente de Moraes/MG.

Guaranties and insurance	Not applicable
Conditions of termination or expiration

The agreement can be terminated ipso jure in case of not complying with any of its conditions, as well as in the case of bankruptcy or judicial or extrajudicial recovery, under the provisions or Act 11.101, of 02.09.2005, of any of the contracting parties without need of any judicial or extrajudicial notification for this purpose.

This contract may be terminated by either party, without any charge, provided it is done in writing with at least 30 (thirty) days in advance, of the intended termination date. If that is the case, no indemnification or compensation for whatever reason may be paid, not even for loss or damage.

Each party shall appoint a duly qualified professional to act as contract manager, who shall be entitled to acting, under the agreement, aiming to protect and preserve all rights of the represented party

Nature and reasons for the operation / other relevant information

16.3 Identification of measures taken to address the conflict of interest and demonstration of the strictly commutative nature of conditions agreed upon or appropriate compensation payment

Transactions concluded with related parties are supported by prior, careful evaluations of the terms therein, so that they take place under strictly equitable conditions, obeying the normal market prices and conditions. Thus, transactions with related parties do not generate any undue benefits or harm to the parties involved.

To check the equitable nature of operations with related parties, the Company reviews the financial viability of each operation vis-à-vis similar market transactions between unrelated parties. The Company uses comparative analysis methods.

Transactions with related parties of the Company may, in general, be divided into: (i) Operational transactions, and (ii) Financial transactions.

Within the operational part of its activities, Vale performs a substantial volume of transactions with its wholly owned subsidiaries, subsidiaries and companies under joint control with third parties, in view of its policy of integration of its activities in the production and commercial chain. Besides the extraction of minerals, Vale invests heavily in activities related to transport, logistics, and energy services and supplies essential to achieving its corporate purpose. The Company’s investments in the logistics segment are based on the transport needs for mining operations and for other products sold to customers. Additionally, Vale invests in power generation to meet its own internal needs, in order to reduce costs and minimize risks due to problems of energy supply. In this context, several operational contracts have been signed between Vale and members of companies in its group, always taking care to observe fair and balanced terms and avoid discrepancies with market conditions, as required by Corporate and Tax laws.

With respect to transactions of a financial nature, Vale seeks continuously and energetically to find the best options available in local and international markets, with a view to securing or investing resources. Overall, investments are undertaken in order to maintain the liquidity of the company available for its investments coupled with a conservative policy regarding the assuming of credit risk of counterparties, with a focus on maintaining its assets in first-tier banks.

17.1 — Information about the capital stock

Date of authorization or approval	Value of the Capital (R$)		Number of common	Number of preferred	Total number of
Class of capital	Issued capital	Deadline for payment	shares	shares	shares
9/May/2014	77,300,000,000.00		3,217,188,402	2,027,127,718	5,244,316,120

Capital stock by class of share		Other securities convertible into shares
Class of preferred share	Number of shares	Denomination	Conditions for conversion
Preferred Class A	2,027,127,706
Preferred Class E	12

Class of capital	Subscribed capital
9/May/2014	77,300,000,000.00	3,217,188,402	2,027,127,718	5,244,316,120

Capital stock by class of share		Other securities convertible into shares
Class of preferred share	Number of shares	Denomination	Conditions for conversion
Preferred Class A	2,027,127, 706
Preferred Class E	12

Class of capital	Paid-in capital
9/May/2014	77,300,000,000.00	3,217,188,402	2,027,127,718	5,244,316,120

Capital stock by class of share		Other securities convertible into shares
Class of preferred share	Number of shares	Denomination	Conditions for conversion
Preferred Class A	2,027,127,706
Preferred Class E	12

Class of capital	Authorized capital
30/Aug/2007	0.00	3,600,000,000	7,200,000,000	10,800,000,000

Capital stock by class of share		Other securities convertible into shares
Class of preferred share	Number of shares (Units)	Denomination	Conditions for conversion
Preferred class A	7,200,000,000

17.2 — Increases in the capital stock

Resolution date	Corporate body that ruled the increase	Issue date	Total amount of the issue (R$)	Type of increase	Common shares (number)	Preferred shares (number)	Total shares (number)	Subscription / Previous capital	Issue price	Quote factor

9/May/2014	Shareholders’ Meeting		2,300,000,000.00	Without issue of shares	0	0	0	0.00000000	0.00	R$per Unit
Criteria for determining the value of the issue
Type of payment

17.3 — Information on stock splits, reverse splits, and stock bonuses

Justification for not giving information on this item:

There were no stock splits, reverse splits, or bonuses in the last three fiscal years.

17.4 — Information on reductions in the capital stock

Justification for not giving information on this item:

There was no reduction in the capital stock of the company in the last three fiscal years.

17.5 Other relevant information

Additional information about securities convertible to shares

The mandatory convertible notes belonging to the Series VALE-2012 and Series VALE.P-2012 issued on July 13, 2009 by Vale Capital II matured on June 15, 2012.

The notes in the amount of US$292,445,150 belonging to Series VALE-2012, yielded interest of 6.75% per year, paid quarterly. At their maturity, on June 15, 2012, the Series VALE-2012 notes were exchanged for American Depositary Shares (ADS), each ADS representing one common share issued by Vale. The exchange rate was 2.7082 ADSs representing common shares for each of VALE-2-12’s notes.

The notes in the amount of US$649,213,250 belonging to the Series VALE.P-2012, yielded interest of 6.75% per year, paid quarterly. At their maturity, on June 15, 2012, the Series VALE.P-2012 notes were exchanged for ADS, each ADS representing one preferred class A share issued by Vale. The exchange rate was 3.0993 ADSs representing ordinary shares for each of VALE-P-2012 series’ notes. The ADSs for which the notes were exchanges represent a total of 15,836,884 ordinary shares, equivalent to 1.3% of the common shares in circulation, and the VALE.P-2012 series’ notes represent a total of 40,241,968 preferential shares of class A, the equivalent to 2.2% of the preferential shares in circulation.

18.1. Share rights

Share types or CDA	Common
Tag along	80.000000
Dividend Rights

Under Vale’s Bylaws and the applicable legislation, owners of common shares will have the right to receive dividends proportionate to their interest in the capital stock, after distribution of dividends to holders of preferred shares.

According to Article 44 of Vale’s Bylaws, at least 25% (twenty-five percent) of the annual net profits, adjusted under the law, will be assigned to the payment of the mandatory dividend to all Vale’s shareholders.

Voting rights	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of the characteristics of the reimbursement of capital

Shareholders who hold common shares will have the right to the reimbursement of the value of their shares according to the provisions set forth in the applicable law, according to the terms and conditions established.

Restrictions regarding outstanding shares	No
Circumstances where guaranteed rights of said securities may be altered

Rights guaranteed to common shares that are not determined by the applicable law may be altered by means of an amendment of the Bylaws, approved at the Extraordinary General Meeting that can only be held in the 1st instance, with the presence of the shareholders representing at least 2/3 of the voting capital, and in a second instance with any number of shareholders present. Changes shall be approved based on quorums and conditions set forth by the Law of Joint Stock Company. It is also stressed that in accordance with article 7 of the bylaws, special class preferred shares shall have the right of veto over any modification of rights assigned to types and classes of shares issued by the Company, as well as any modification of article 7, or any other rights granted by the bylaws to special class preferred shares.

Other Relevant Characteristics

There are no restrictions regarding outstanding common shares issued by Vale. For information about restrictions to Vale’s stock trading by the involved individuals, see description of our Negotiation Policy in item 20 on this Reference Form. All other characteristics of common shares issued by the Company that we believe are relevant were described on items above.

Share types or CDA	Preferred
Class of preferred shares	Class A Preferred
Tag along	0.0000000
Dividend rights

Class “A” preferred shares have the following rights: a) priority in receiving dividends, to be calculated in the form of Company bylaws, corresponding to (i) at least 3% of the net worth of the share based on the Financial Statements that served as a reference for the payment of dividends or (ii) 6% calculated on the part of the capital formed by each class of share, whichever of them is greater; (ii) the right to participate in profit sharing on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority; and (iii) participation in any premiums, on equal terms with the common shares, maintaining the priority for the distribution of dividends. According to the Vale Bylaws, at least 25% of the annual net profits, adjusted under the law, will be assigned to the payment of the mandatory dividend to the company’s shareholders.

Voting rights	Restricted.
Description of restricted vote

Preferred shares class “A” will have the same political rights as the common shares, with the exception of voting for the election of members of the Board of Directors, with the qualification set forth in §§ 2 and 3 of article 11 of the Company bylaws, as well as the right to elect and dismiss a member of the Supervisory Board and his Deputy. Preferred shares will exercise full and unrestricted right to vote if the Company no longer pays, for a period of three (3) consecutive financial years, the minimum dividends assured to holders of preferred shares, to which they have a right under the terms above.

Convertibility	No
Right to reimbursement of capital	No
Restrictions regarding outstanding shares	No
Circumstances where guaranteed rights of said securities may be altered

The rights guaranteed to the class “A preferred shares that are not legal may be altered by means of an amendment of the bylaws, approved at the General Meeting that can only be held in the 1st instance, with shareholders representing at least 2/3 of the voting capital, and the 2nd instance with any number of shareholders present. Changes shall be approved based on quorums and conditions set forth by the Law of Corporations. The effectiveness of the decision will depend on the prior approval or ratification within one year, without the possibility of extending this period, by holders of more than half of each class of preferred shares whose rights would be impaired, meeting at extraordinary meeting. It is also stressed that in accordance with article 7 of the bylaws, special class preferred shares shall have the right of veto over any modification of rights assigned to types and classes of shares issued by Vale, as well as change of article 7 itself, or of other rights assigned to special class shares.

Other Relevant Characteristics

There are no restrictions regarding outstanding class A preferred shares issued by the Company. For information about restrictions to the Vale’s stock negotiations by the involved individuals, see description of our Negotiation Policy in item 20 on this Reference Form. All the characteristics of the class “A” preferred shares that the Company believes are relevant were described above.

Share types or CDA	Preferred
Class of preferred shares	Class E Preferred
Tag along	0.0000000
Dividend rights

Special class preferred shares (golden shares) have the following rights: a) priority in receiving dividends, to be calculated in the form of the Company’s bylaws, corresponding to (i) at least 3% of the net worth of the share based on the Financial Statements that served as a reference for the payment of dividends or (ii) 6% calculated on the part of the capital formed by each class of share, whichever of them is greater; (ii) the participation in profit sharing on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority; and (iii) participation in any premiums, on equal terms with the common shares, maintaining the priority established for the distribution of dividends. According to the Company’s Bylaws, at least 25% of the annual net profits, adjusted under the law, will be assigned to the payment of the mandatory dividend to the company’s shareholders.

Voting rights	Restricted
Description of restricted vote

The special class preferred shares (golden shares) have the same political rights as common shares, with the exception of voting for the election of members of the board of directors, with the qualification set out in §§ 2 and 3 of article 11 of the Company Bylaws, as well as the right to elect a member of the Supervisory Board and his Deputy. Golden shares also have a right to veto on the following subjects: (I) change in corporate name; (ii) change of headquarters; (iii) change in statutory purpose regarding mining activities; (iv) liquidation of the company; (v) transfer or closing of the activities of any or all of the following stages of the company’s integrated system of iron ore: (i) mineral deposits, reservoirs. mines; (ii) railroads; (iii) ports and maritime terminals; (vi) any modification of rights assigned to types and classes of shares set forth in the bylaws; and (vii) any amendment to article 7, or any rights granted to special class shares in the Bylaws.

Convertibility	No
Right to reimbursement of capital	No
Restrictions regarding outstanding shares	Yes
Description of Restriction	Special class preferred shares belong exclusively to the Union.
Circumstances where guaranteed rights of said securities may be altered

The rights guaranteed to preferred shares that are not determined by the applicable law may be altered by means of an amendment of the bylaws, and approved at the extraordinary General Meeting that can only be held in the 1st instance, with the presence of shareholders representing at least 2/3 of the voting capital, and the 2nd instance with any number of shareholders present. Changes shall be approved based on quorums and conditions set forth by the Law of Joint Stock Company. It is also stressed that in accordance with article 7 of the bylaws, special class preferred shares shall have the right of veto over any modification of rights assigned to types and classes of shares issued by Vale, as well as any change of article 7 itself, or of other rights assigned to special class shares.

Other Relevant Characteristics	All the other characteristics of the special class preferred shares that the Company believes are relevant were described above.

18.2        Description of eventual statutory regulations which limit the right to vote of large shareholders or which cause them to hold a public offering

There are no statutory regulations which limit the right to vote of large shareholders or which cause them to hold a public offering.

18.3        Description of exceptions and suspensive clauses relative to ownership or political rights set forth in the bylaws

There are no exceptions or suspensive clauses relative to ownership or political rights set forth in the Company’s bylaws.

18.4        Volume of trading as well as minimum and maximum prices for securities traded

Fiscal Year 12/31/2014

Quarter	Securities	Type	Class	Market	Administrative entity	Traded Financial Volume (R$)	Highest Price Listed (R$)	Lowest Price Listed (R$)	Lowest Price Listed (R$)
03/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	167,394,192,92	34.92	29.26	R$ per unit
06/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	119,999,946,37	33.34	28.40	R$ per unit
09/30/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	132,321,519,55	32.92	26.54	R$ per unit
12/31/2014	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	152,551,952,85	28.31	18.69	R$ per unit
03/31/2014	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	459,265,312,98	32.73	25.90	R$ per unit
06/30/2014	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	387,549,174,93	30.12	25.47	R$ per unit
09/30/2014	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	381,308,710,85	29.36	23.30	R$ per unit
12/31/2014	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	327,338,058,32	24.80	16.00	R$ per unit

Fiscal Year 12/31/2013

Quarter	Securities	Type	Class	Market	Administrative entity	Traded Financial Volume (R$)	Highest Price Listed (R$)	Lowest Price Listed (R$)	Lowest Price Listed (R$)
03/31/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	143.359.715	44,10	33,58	R$ per unit
06/30/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	168.873.976	36,19	28,45	R$ per unit
09/30/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	159.322.685	37,85	28,39	R$ per unit
12/31/2013	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	166.089.368	38,47	33,20	R$ per unit
03/31/2013	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	502.308.146	42,60	32,39	R$ per unit
06/30/2013	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	650.070.985	34,08	26,70	R$ per unit
09/30/2013	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	700.943.358	33,68	26,00	R$ per unit
12/31/2013	Shares	Preferred	PNA	Stock Exchange	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	664.414.961	34,44	30,47	R$ per unit

Fiscal Year 12/31/2012

Quarter	Securities	Type	Class	Market	Administrative entity	Traded Financial Volume (R$)	Highest Price Listed (R$)	Lowest Price Listed (R$)	Lowest Price Listed (R$)
03/31/2012	Shares	Common		Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	176,566,227	45.87	40.45	R$ per unit
06/30/2012	Shares	Common		Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	201,095,181	44.01	35.83	R$ per unit
09/30/2012	Shares	Common		Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	191,967,726	41.77	32.45	R$ per unit
12/31/2012	Shares	Common		Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	169,190,319	42.82	35.32	R$ per unit
03/31/2012	Shares	Preferred	PNA	Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	702,448,937	43.97	38.90	R$ per unit
06/30/2012	Shares	Preferred	PNA	Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	684,874,396	42.85	34.78	R$ per unit
09/30/2012	Shares	Preferred	PNA	Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	709,188,562	40.50	32.12	R$ per unit
12/31/2012	Shares	Preferred	PNA	Over-the-counter	BM&FBOVESPA S.A. - Bolsa Valores, Mercadorias e Futuros	594,453,460	41.00	34.29	R$ per unit

18.5                        Description of other securities which are not shares

Security	Debentures
Identification of security	Participative Debentures (CVRDA6, CVRDB6, CVRDC6, CVRDD6)
Issuing date	07/08/1997
Quantity (Units)	388,559,056
Total value (Reais)	3,885,590.56
Restriction to outstanding units	No
Convertibility	No
Possibility of redemption	No
Characteristics of Securities

Single series. Registered. Not represented by certificate. Par value updated pursuant to IGP-M variation. Participative debentures are traded in secondary market together with the SND (National System of Debentures) under the management of ANDIMA (National Association of Open Market Institutions) and the operation of CETIP since October 2002. CETIP codes of the debentures are CVRDA6, CVRDB6, CVRDC6, CVRDD6. The ISIN number of the debentures is BRVALEDBS028

Conditions to alter rights assured by the securities

Any change in the conditions of the debentures shall depend on the approval of the debenture holders that represent the absolute majority of the outstanding debentures. The maturity of the debentures shall take place in the event of extinction of all the mining rights that are the purpose of the Deed, including also the exhaustion of the discriminated mineral reserves or the reserves that replaced them. In that case, the Issuer (Vale) binds itself to liquidate the outstanding Debentures at it par value updated according to the provisions set forth in the Deed, without Premium.

Other relevant characteristics

Any change in the conditions of the debentures shall depend on the approval of the debenture holders that represent the absolute majority of the outstanding debentures. The maturity of the debentures shall take place in the event of extinction of all the mining rights that are the purpose of the Deed, including also the exhaustion of the discriminated mineral reserves or the reserves that replaced them. In that case, the Issuer (Vale) binds itself to liquidate the outstanding Debentures at it par value updated according to the provisions set forth in the Deed, without Premium. Premiums due to debenture holders shall be paid every six months, on March 31 and September 30 of each year.

Security	Securities Deposit Certificates
Identification of security	HDS (Hong Kong Depositary Shares) 6210
Issuing date	12/08/2010
Quantity (Units)	1,037,550
Total value (Reais)	22,289,686.65
Restriction to outstanding units	No
Convertibility	Yes
Convertibility condition and effects on capital stock	Each HDS VALE 6210 represents one preferred share issued by the Company, and conversion has no effect on the capital stock.
Possibility of redemption	No.
Characteristics of securities	Each HDS VALE 6210 represents one preferred share issued by the Company. Total value above was based on the HDS price on 12/31/2014.
Conditions to alter rights assured by the	None

securities
Other relevant characteristics	HDS 6210 are traded on the Hong Kong Stock Exchange (HKEx), under the tag 6210. The HDS are represented by HDR (Hong Kong depositary receipts) issued by the depositary, JPMorgan Chase Bank.

Security	Securities Deposit Certificates
Identification of security	HDS (Hong Kong Depositary Shares) 6230
Issuing date	12/08/2010
Quantity (Units)	31,400
Total value (Reais)	535,370.00
Restriction to outstanding units	No
Convertibility	Yes
Convertibility condition and effects on capital stock	Each HDS VALE 6230 represents one preferred share issued by the Company, and conversion has no effect on the capital stock.
Possibility of redemption	No
Characteristics of securities	Each HDS VALE 6230 represents one preferred share issued by the Company. Total value based on the HDS price on 12/31/2014.
Conditions to alter rights assured by the securities	None.
Other relevant characteristics	HDS 6230 are traded on the Hong Kong Stock Exchange (HKEx), under the tag 6230. The HDS are represented by HDR (Hong Kong depositary receipts) issued by the depositary, JPMorgan Chase Bank.

Security	Securities Deposit Certificates
Identification of security	ADS (American Depositary Shares) VALE
Issuing date	03/15/2002
Quantity (Units)	759,360,284
Total value (Reais)	16,507,860,786.40
Restriction to outstanding units	No
Convertibility	Yes
Convertibility condition and effects on capital stock	Each VALE ADS represents one common share issued by the Company, and conversion has no effect on the capital stock.
Possibility of redemption	No
Characteristics of securities	Each VALE ADS represents one common share issued by the Company. The number (units) above represents Vale ADS outstanding on 12/31/2014. Total value above is based on the HDS price on 12/31/2014.
Conditions to alter rights assured by the securities	There isn’t
Other relevant characteristics	VALE ADS are traded on the New York Stock Exchange under the tag VALE. The ADSs are represented by ADRs (American depositary receipts) issued by the depositary, JPMorgan Chase Bank

Security	Securities Deposit Certificates
Identification of security	ADS (American Depositary Shares) VALE-P.
Issuing date	06/20/2000
Quantity (Units)	602,848,377
Total value (Reais)	11,631,462,684.15
Restriction to outstanding units	No
Convertibility	Yes
Convertibility condition and effects on capital stock

Each VALE-P ADS represents one preferred share issued by the Company, and conversion has no effect on the capital stock. The number (units) above represents Vale ADS outstanding on 12/31/2014. Total value above is based on the HDS price on

12/31/2014.
Possibility of redemption	No
Characteristics of securities	Each VALE ADS represents one preferred share issued by the Company.
Conditions to alter rights assured by the securities	There isn’t
Other relevant characteristics	VALE-P ADS are traded on the New York Stock Exchange under the tag VALE. The ADSs are represented by ADRs (American depositary receipts) issued by the depositary, JPMorgan Chase Bank

Security	Debentures 8th Issuance
Identification of security	Debentures
Issuing date	1/15/2014
Quantity (Units)	1,000,000
Total value (Reais)	R$1,000,000,000.00
Restriction to outstanding units	No
Convertibility	No
Possibility of redemption

If early redemption is legally permitted for Debentures, under the terms of applicable legislation, including under the regulation by the National Monetary Council applicable to the redemption possibility provided for in Law 12.431, the Company may, at its sole discretion, present an optional offer for early redemption, in total or partial, for outstanding Debentures, in general or per series, with cancellation of such Debentures, to be addressed to all Debenture-holders, under equal conditions.

Characteristics of securities

Simple, nominal, and book debentures, with no guarantees, in 4 series, where: (i) the 1st series is comprised of 600,000 debentures, adjusted by the IPCA, with interest rate at 6.46% per year and maturity on 1/15//2021; (ii) the 2nd series is comprised of 150,000 debentures, adjusted by the IPCA, with interest rate at 6.57% per year and maturity on 1/15/2024; (iii) the 3rd series is comprised of 100,000 debentures adjusted by the IPCA, with interest rate at 6.71% per year and maturity on 1/15/2026; and (iv) the 4th series is comprised of 150,000 debentures, adjusted by the IPCA, with interest rate at 6.78% per year and maturity on 1/15/2029.

Main Events Related to Automatic Early Maturity: I. default related to monetary obligation due to the Debenture holder under the terms in the Deed of Issuance, which is not solved within two working days from the date of default; II. any type of assignment or promise of assignment to third parties, by the Company, of any of its obligations set forth in the Deed of Issuance, as a whole or in part, except upon prior authorization by the Debenture holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution and/or extinction of the Company, except when the liquidation, dissolution and/or extinction is result of an operation that is not a Default Event, under the terms permitted by item VII in “Events Related to Non-Automatic Early Maturity”; and other circumstances provided for in the Deed of Issuance.

Main Events Related to Non-Automatic Early Maturity: I. default by the Company related to non-monetary obligation provided for in the Deed of Issuance, which is not solved within 60 days from the date of default, except when there is a specific term for cure or for any of the other Default Events (as defined in the Deed of

Issuance); II. reduction of the Company capital stock, except upon prior authorization by Debenture holders representing at least the majority of outstanding Debentures; III. change to the Company corporate purpose, provided that, consequently, the Company is no longer engaged in mining activities; IV. evidence that any of the Statements made by the Company in the Deed of Issuance is false or inaccurate in any relevant aspect; V. default by the Company or Relevant Subsidiary, which is not solved, in any contract, instrument, or document, evidencing outstanding Indebtedness (as defined in the Deed of Issuance), in amount equal or higher than R$250,000,000.00, updated annually based on IGPM, or equivalent in other currency, provided that such default results in the effective early maturity of such Indebtedness; and other circumstances provided for in the Deed of Issuance.

Fiduciary Agent: Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários. Main contractual obligations: (i) accompany the frequency in the submission of mandatory information, alerting the Debenture holders about possible omissions or inaccuracies in such information; (ii) issue opinion on the sufficiency of information in the proposals to alter the Debenture terms; (iii) request, when needed, extraordinary audits at the Company; and (iv) call, when needed, the General Meeting of Debenture holders.

Conditions to alter rights assured by the securities	Any changes to key debenture terms will be subject to approval by debenture holders representing at least 90% of outstanding debentures.
Other relevant characteristics	Debentures were subject to takeover carried out by the Company in Brazil, under the terms in CVM Instruction 400.

18.6                        Brazilian markets where company’s securities are admitted for trading

The main market for trading the Company’s common and preferred shares is the BM&FBOVESPA — Commodities and Futures Stock Exchange in São Paulo.

The debentures of the Company are recorded for trading in the secondary market through (i) the Module CETIP21 — Securities, administered and operated by CETIP; and (ii) the PUMA Trading System BM&FBOVESPA, administered and operated by BM&FBOVESPA.

18.7                        Information on class and type of securities admitted to trading in foreign markets

The following bonds: VALE42, VALE22, (reopening), VALE22, VALE39, VALE19, CVRD36, CVRD34B, CVRD17, CVRD16, CVRD34, , INCO2032, CVRD20 and CVRD39 were accepted for trading in the United States of America, on the New York Stock Exchange, on 09/11/2012, 04/04/2012, 1/11/2012, 11/10/2009, 09/15/2009, 11/21/2006, 11/02/2005, 11/21/2006, 01/10/2006, 01/15/2004, , 09/23/2002, 09/15/2010 and 09/15/2010. The Securities Exchange Commission (SEC) is the body responsible for the administration of the New York Stock Exchange and the Bank of New York is the depositary bank and custodial institution for the Bonds.

The American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs) Vale and VALE. P, were admitted to trading in the United States of America, on the New York Stock Exchange on 03/15/2002 and 06/20/2000 respectively. The ADSs, represented by ADRs, VALE3 and VALE5, have also been admitted for trading in France, on the NYSE Euronext, both on 07/21/2008. The Securities and Exchange Commission (SEC) is the body responsible for the administration of the New York Stock Exchange and the French Autorité des Marchés Financiers (AMF) is the entity responsible for the NYSE Euronext. The depositary bank is the JPMorgan Chase Bank. Each ADS VALE or ADS VALE3 represents a common share issued by the company, and 55% of the company’s common shares are linked to the ADSs VALE and VALE3. Each ADS Vale.P or ADS VALE5, represents a Class A preferred share issued by the Company, and 45% of Vale Class A preferred shares are linked to the ADSs VALE.P and VALE5.

Hong Kong Depositary Shares (HDSs), represented by Hong Kong Depositary Receipts (HDRs), 6210 and 6230 were admitted to trading in Hong Kong, on the Hong Kong Stock Exchange on 12/08/2010. The Hong Kong Securities and Futures Commission (SFC) is the body responsible for the administration of the Hong Kong Stock Exchange. The depositary bank is the JPMorgan Chase Bank. Each HDR 6210 represents a common share issued by the company, and 0.03% of Vale’s common shares are linked to the HDRs 6210. Each HDR 6230 represents a Class A preferred share issued by the Company and 0.001% Vale Class A preferred shares are linked to the HDRs 6230.

Eurobond VALE23 with maturity in 2023 was admitted to trading on the regulated market of Luxembourg, the Luxembourg Stock Exchange and the EuroMTF, on July 10, 2012. The Commission de la Surveillance du Secteur Financier is responsible for approval of the issue prospectus and the Bank of New York is the depositary bank and custodial institution for Eurobond VALE23.

The Eurobond CVRD18 with maturity in 2018 was admitted to trading on the regulated market of the Luxembourg Stock Exchange on 03/24/2010. The Commission de la Surveillance du Secteur Financier is responsible for approval of the issue prospectus and the Bank of New York is the depositary bank and custodial institution for Eurobond CVRD18.

Trading of Bonds, American Depositary Shares and Eurobonds last year was wholly conducted abroad.

For more information about the securities admitted to trading in foreign markets, see items 18.5 and 18.10 of this Reference Form.

18.8                        Distribution public offerings made by the issuer or by third parties, including controlling companies and subsidiaries, relating to issuer’s securities, during the last three financial years

For information on public offerings of securities, see items 10.1 and 10.7 in this Reference Form.

18.9                        Description of takeover bids made by the issuer for shares issued by third parties

Takeover to acquire shares of Vale Fertilizantes S.A.

In June, 2011, Vale announced submission to the Board of Directors of a proposal by the executive directors for a takeover of up to 100% of shares issued by the subsidiary Vale Fertilizantes, aiming to close its capital. The takeover was approved by the Board of Directors on June 30, 2011 and was registered before the Brazilian Securities Commission (CVM) on July 15, 2011.

The offer’s tender was issued on November 10, 2011. The Takeover comprised the payment for shares in cash by the subsidiary Mineração Naque S.A., at R$25.00 per share, either common or preferred shares issued by Vale Fertilizantes, corresponding to a 41% premium over the average price of preferred shares traded in the last 20 trading days prior to the disclosure of the offer, in June 2011. In December 2011, Vale concluded the Offer, resulting in the acquisition of 211,014 common shares and 82,919,456 preferred shares issued by Vale Fertilizantes, representing 83.8% of the common shares and 94.0% of preferred shares, for a total amount of R$ 2.078 billion.

In January 2012, the Extraordinary Shareholders’ Meeting at Vale Fertilizantes approved the redemption of 5,314,386 remaining outstanding shares, including common and preferred shares, representing 0.94% of the total shares of Vale Fertilizantes. Vale now holds, through subsidiaries, 100% of common and preferred shares issued by Vale Fertilizantes.

18.10                 Other relevant information

In Item 18.4 the shares financial volume pertains to the daily trading average in each quarter.

Below is information about the securities trading volume and the highest and lowest price traded in the stock exchange in each of the quarters during the last three fiscal years, other than those referred to in item 18.4 of this Reference Form.

Vale ON — ADS VALE	Daily Average Volume (US$ Mil)	Highest List Price (US$)(1)	Lowest List Price (US$)(1)
1st Quarter 2012	433,613	26.6	22.4
2nd Quarter 2012	406,662	23.9	17.9
3rd Quarter 2012	358,461	20.6	15.9
4th Quarter 2012	318,557	20.9	17.1
1st Quarter 2013	314,581	21.5	16.98
2nd Quarter 2013	303,434	18.3	12.9
3rd Quarter 2013	268,379	16.8	12.6
4th Quarter 2013	254,069	17.1	14.4
1st Quarter 2014	296,601	14.7	12.4
2nd Quarter 2014	252,659	15.1	12.6
3rd Quarter 2014	266,205	14.8	10.9
4th Quarter 2014	270,816	11.8	6.9

Vale PNA — ADS VALE.P	Daily Average Volume (US$ Mil)	Highest List Price (US$)(1)	Lowest List Price (US$)(1)
1st Quarter 2012	171,549	25.5	21.3
2nd Quarter 2012	172,052	24.3	17.4
3rd Quarter 2012	141,719	20.1	15.7
4th Quarter 2012	125,928	20.3	16.6
1st Quarter 2013	166,244	20.9	16.2
2nd Quarter 2013	131,400	17.1	11.9
3rd Quarter 2013	111,843	14.9	11.5
4th Quarter 2013	94,476	15.3	13.3
1st Quarter 2014	89,433	13.3	10.9
2nd Quarter 2014	90,581	13.6	11.2
3rd Quarter 2014	79,936	13.2	9.5
4th Quarter 2014	114,440	10.3	5.9

Source: Bloomberg

(1) Based on prices at closing

Below is the description of other securities issued by the Company and its subsidiaries, other than those referred to in item 18.5 of this Reference Form.

Identification of security	BNDESPAR Debentures — Ferrovia Norte Sul and Vale Logística Carga Geral — 1st Issue
Quantity	66,510 debentures, at par value of R$ 10,000.00
Value	R$ 665,100,000.00
Issuing date	12/17/2007
Restriction to outstanding units	No
Convertibility into shares or granting the right to subscribe or acquire issuer shares

The Debentures can be exchanged at any time from the first day of the 11th year from date of issue, at the free discretion of their holder, for a quantity of common shares issued by Ferrovia Norte Sul S.A. (“FNS”) or Vale Logística de Carga Geral S.A. (“Vale Logística”) that matches, in each Annual Exchange Period, the application of the percentages that range from 0.74% to 9.62% (“Percentage Of Shares In The Exchange”) on the number of common shares in which Ferrovia Norte Sul S.A. (FNS) capital stock is divided, as long as this value is equal to or less than R$ 1,876,280,000.00. The debenture holders may, at their sole discretion, exchange the entirety or only part of their Debentures, and each Debenture can be exchanged for the amount of shares resulting from the division between (i) the application of the Percentage of Shares in the Exchange to the number of common shares that make up the capital of FNS, as long as this value is equal to or less than R$ 1,876,280,000.00 and (ii) the amount of Debentures fully paid.

The Percentage Of Shares In The Exchange was obtained on the basis of (i) projected economic value of FNS forecast as from the 11th year after Date Of Issue, as per cash flow projection and (ii) projected value of Nominal Unit Value as of the 11th year after Date Of Issue.

Once the Debentures are exchanged for FNS or Vale Logística controlling shares, there will be no effects on Vale’s capital stock.

The number of shares issued by Vale Logística which the Debentures holders will have a right to receive at the exchange regulated will be that resulting from the multiplication of Vale Logística capital stock percentage, defined in the third clause of the first annex, by the number of shares in which Vale Logística capital stock is divided.

The debenture holders will have to choose between the exchange for FNS shares or for Vale Logística shares, provided that (i) in neither case, will the Debenture holder be able to exchange part of his debentures for FNS shares and part for Vale Logística shares; and (ii) at the time of the exchange for FNS shares, the option to exchange for Vale Logística shares will immediately be void and any blockage established may be released and vice-versa.

Possibility of redemption

I.                     Possibilities of redemption:

Vale must effect the early redemption of all (and nothing less than the entirety) of debentures outstanding within 30 (thirty) days of the occurrence of the following events:

·                  extinction of sub-concession contract concluded between VALEC Engenharia, Construções e Ferrovias S.A. and the FNS for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad, due to expiry; buy-in; termination; agreement between the parties; annulment of sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

·                  intervention by the Licensing Authority in the sub-concession or in the concession for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad conferred granted to FNS.

(i)                       Formula for calculating value of redemption:

On the payment date of the redemption, Vale will affect the settlement of the debentures which are still outstanding, at their non-amortized nominal unit value, plus the amount capitalized but not amortized, as well as the monetary interest capitalized semi-annually on the 15th of June and December each year with a grace period of 4 years counted from the date of issue and still not amortized, and remuneration in the amount of 0.8% p.a. above the TJLP (long-term interest rate) liable until such date (the “Value of Redemption”).

The Value of Redemption shall be increased by a percentage of 20% (twenty per cent) if (i) the termination of letter “a” above is due to the expiry of the concession or even sub-concession (ii) when the cancellation of the above-mentioned concession or sub-concession is attributable, as determined in administrative proceedings, to Vale Logística or the FNS.

Characteristics of Securities

I.                                        Maturity date: 12/17/2027

II.                                   Early maturity: Acceleration: In addition to the assumptions referred to in articles 39, 40 and 47-A of the Provisions Applicable to BNDES Agreements, debenture holders may declare all debentures to be matured in advance and require payment, by Vale, of the debt relative to the balance of debentures, plus the interest and other charges which are liable up to the date of payment in the occurrence of the following events:

·                  failure by Vale to fulfill any monetary obligation related to the debentures not dealt with within 10 (ten) days counted from their respective maturity date;

·                  failure to correct any default of any non-monetary obligation as provided in the Deed, within a forty-five-day-term.

·                  declaration of acceleration of any debt of Vale by reason of breach of contract which individual amount equals or exceeds R$ 125,000,000.00 or which aggregate value, in a period of twelve (12) consecutive months, is equal to or greater than R$ 1,000,000,000.00.

·                  the inclusion in the articles of incorporation or bylaws of Vale, FNS, or Vale Logística of any mechanism whereby a special quorum is required for a decision or approval of matters which limit or restrict control of Vale, FNS or Vale Logística by their controlling companies or, further, the inclusion in those documents, of mechanisms which lead to: restrictions on the growth capacity of Vale and FNS or their technological development; restrictions on access by Vale, FNS or Vale Logística to new markets; or restrictions on or impairment of the ability to pay financial obligations provided for in this Deed of Issuance.

·                  if the effective direct share control of Vale, FNS or Vale Logística is changed by any means, unless approved in advance by holders of debentures;

·                  acquisition by FNS or Vale Logística of controlling shareholding or shareholdings in other companies, joint ventures or consortia consisting of activities which are not complementary to the normal development of the corporate purpose of FNS or Vale Logística, characterizing deviation from FNS or Vale Logística corporate purpose, unless approved in advance by holders of debentures, representing the majority of debentures and the issuer shall call upon a Debenture Holder Meeting to be held at least in thirty (30) days, from the calling date, to discuss matters referred to above, and failure to hold such meeting due to lack of quorum in first instance shall imply tacit approval of the operation;

·                  in relation to FNS, the occurrence of any acquisition, merger, split, transformation or any other corporate reorganization, whether this reorganization be strictly corporate or performed by using relevant assets; in relation to Vale Logística, the occurrence of any acquisition (except if Vale Logística appears as acquirer in the operation and provided that the acquired company in such operation is not FNS), merger, split, transformation or any other operation or set of operations, under which a significant portion of the assets of Vale Logística are transferred to third-parties, where significant portion of assets of Vale Logística means, at a given time, 50% of all assets held by Vale Logística, and in relation to the issuer, the occurrence of corporate re-organizations which imply transferring to third parties that are not controlled by Vale, ownership of FNS or Vale Logística shares which will be the subject matter of an exchange in the terms of the Deed of Issuance, unless any of the operations referred to in this item is approved in advance by holders of debentures representing at least 50% plus one of outstanding debentures and the issuer shall call upon a Debenture Holder Meeting to be held at least in thirty (30) days, from the calling date, to discuss matters referred to above, and failure to hold such meeting due to lack of quorum in first instance shall imply tacit approval of the operation; transfer of ownership of shares issued by FNS or Vale Logística which will be the subject matter of an exchange to an issuer subsidiary should be permitted provided that the party acquiring such shares should respond, upon amendment to the Deed of Issuance, for obligations related to the exchange and the for obligations the block set forth in the Deed of Issuance; and the acquiring party should be controlled by the issuer until the maturity date;

·                  non-compliance, by Vale, of any provision concerning the interchangeability of debentures;

·                  if Vale does not support and maintain the block set forth in the Deed of Issuance, under the terms and conditions;

·                  if Vale does not use the proceeds generated by the issuance for capitalization of FNS, within 3 (three) days counted from the paying up of the debentures.

III. Interest: TJLP + 0.8% per year

IV. Guarantee: None

V. In the absence of a guarantee, if the credit is secured or subordinate: Secured Credit

VI. Possible restrictions imposed on the issuer:

·                  for distribution of dividends: None

·                  disposal of certain assets: Vale may dispose of any goods, if at its discretion, this act is desirable for the efficient running of its business and does not adversely affect Vale’s capacity to honor its obligations in terms of the Deed of Issuance.

·                  assumption of new debt: none

·                  issuing new securities: none

VII. The fiduciary agent, indicating the key terms of the contract: none

Conditions to alter rights assured by the	Any changes to the terms of this debenture issue will depend on the

securities	approval of debenture holders representing at least 50% plus 1 debenture of outstanding debentures. For the purpose of setting up the quorum, debentures possibly belonging to Vale shall be excluded.
Other relevant characteristics

Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. Vale undertakes to maintain, for the duration of the Deed, the following indexes compiled annually through the financial Statements audited by external auditors registered with the CVM (Securities Commission): a) Ratio of Debt over Adjusted EBITDA less than or equal to 4.5 (four and five tenths); and b) Ratio of Adjusted EBITDA over Interest Expenses greater than or equal to 2.0 (two).

In the event these levels are not complied with, Vale should provide, within 60 (sixty) days counted from the date of such communication, in writing to debenture holders, collateralized guarantees, accepted by the debenture holders, at a value corresponding to at least 130% (one hundred and thirty per cent) of the debt balance of debentures, unless within that period the levels above are reestablished.

Security	Debentures BNDESPAR Debentures — Ferrovia Norte Sul and Vale Logística de Carga Geral — 2nd Issue
Quantity	38,520 debentures
Unit Value	R$ 10,000.00
Issuing date	10/15/2009
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares

The debentures are exchangeable against shares issued by Ferrovia Norte Sul S.A. (“FNS”), or Vale Logística de Carga Geral S.A. (“Vale Logística”), held by Vale S.A.

The Debentures can be exchanged at any time from December 18,, 2017, at the free discretion of their holder, for a quantity of common shares issued by FNS or, from the first day of the eleventh year from the Date of Issue, in a number of common shares issued by Vale Logística that matches, in each Annual Exchange Period, the application of the percentages that range from 0.73% to 5.33% (“Percentage Of Shares In The Exchange”) on the number of common shares in which Ferrovia Norte Sul S.A. (FNS) capital stock is divided, as long as this value is equal to or less than R$ 1,876,280,000.00. The debenture holders may, at their sole discretion, exchange the entirety or only part of their Debentures, and each Debenture can be exchanged for the amount of shares resulting from the division between (i) the application of the Percentage of Shares in the Exchange to the number of common shares that make up the capital of FNS, as long as this value is equal to or less than R$ 1,876,280,000.00 and (ii) the amount of Debentures fully paid.

The Percentage Of Shares In The Exchange was obtained on the basis of (i) projected cash flow of FNS and (ii) projected value of Nominal Unit Value as of the annual exchange periods. Once the Debentures are exchanged for FNS or Vale Logística controlling shares, there will be no effects on Vale’s capital stock.

The number of shares issued by Vale Logística which the Debentures holders will have a right to receive at the exchange regulated will be that resulting from the multiplication of Vale Logística capital stock percentage, defined in the third clause of the First Amendment to the Deed, by the number of shares in which Vale Logística capital stock is divided.

The Debenture holders will have to choose between the exchange for FNS shares or for Vale Logística shares, provided that (i) in neither case, will the Debenture holder be able to exchange part of his debentures for FNS shares and part for Vale Logística shares; and (ii) at the time of the exchange for FNS shares, the option to exchange for Vale Logística shares will immediately be void and any blockage established may be released and vice-versa.

Possibility of redemption

I. Possibilities of redemption:

Vale must effect the early redemption of all (and nothing less than the entirety) of debentures outstanding within 30 (thirty) days of the occurrence of the following events:

·             extinction of sub-concession contract concluded between VALEC Engenharia, Construções e Ferrovias S.A. and the FNS for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad, due to expiry; buy-in; termination; agreement between the parties; annulment of sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

·             Intervention by the Licensing Authority in the sub-concession or in the concession for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad conferred granted to FNS.

II.                                   Formula for calculating value of redemption:

On the payment date of the redemption, Vale will affect the settlement of the debentures which are still outstanding, at their non-amortized nominal unit value, plus the amount capitalized but not amortized, as well as the monetary interest capitalized semi-annually on the 15th of June and December each year with a grace period between the Date of Issue and 6/15/2012 and still not amortized, and remuneration in the amount of 0.8% p.a. above the TJLP (long-term interest rate) liable until such date (the “Value of Redemption”).

The Value of Redemption shall be increased by a percentage of 20% (twenty per cent) if (i) the termination of letter “a” above is due to the expiry of the concession or even sub-concession (ii) when the cancellation of the above-mentioned concession or sub-concession is attributable, as determined in administrative proceedings, to Vale Logística or the FNS.

Characteristics of Securities

I.                                        Maturity date: 12/17/2027

II.                                   Early maturity

In addition to the assumptions referred to in articles 39, 40 and 47-A of the Provisions Applicable to BNDES Agreements, debenture holders may declare all debentures to be matured in advance and require payment, by Vale, of the debt relative to the balance of debentures, plus the interest and other charges which are liable up to the date of payment in the occurrence of the following events:

·       failure by Vale to fulfill any monetary obligation related to the debentures not dealt with within 10 (ten) days counted from their respective maturity date;

·       failure to correct any default of any non-monetary obligation as provided in the Deed, within a 45-day term.

·       declaration of acceleration of any debt of Vale by reason of breach of contract which individual amount equals or exceeds R$ 125,000,000.00 or which aggregate value, in a period of twelve (12)

consecutive months, is equal to or greater than R$ 1,000,000,000.00

·       the inclusion in the articles of incorporation or bylaws of the issuer, FNS or Vale Logística of any mechanism whereby a special quorum is required for a decision or approval of matters which limit or restrict control of the issuer, FNS or Vale Logística by their controlling companies or, further, the inclusion in those documents, of mechanisms which lead to: (i) restrictions on the growth capacity of the issuer, FNS or Vale Logística or their technological development; (ii) restrictions on access by the issuer, FNS or Vale Logística to new markets; or (iii) restrictions on or impairment of the ability to pay financial obligations provided for in this Deed of Issuance.

·       if the effective direct share control of Vale, FNS or Vale Logística is changed by any means, unless approved in advance by holders of debentures;

·       acquisition by FNS or Vale Logística of controlling shareholding or shareholdings in other companies, joint ventures or consortia consisting of activities which are not complementary or not related to the normal development of the corporate purpose of FNS or Vale Logística, characterizing deviation from FNS or Vale Logística corporate purpose, unless approved in advance by holders of debentures representing the majority of debentures and the issuer shall call upon a Debenture Holder Meeting to be held at least in thirty (30) days, from the calling date, to discuss matters referred to above, and failure to hold such meeting due to lack of quorum in first instance shall imply tacit approval of the operation;

·       in relation to FNS, the occurrence of any acquisition, merger, split, transformation or any other corporate reorganization, whether this reorganization be strictly corporate or performed by using relevant assets; in relation to Vale Logística, the occurrence of any acquisition (except if Vale Logística appears as acquirer in the operation and provided that the acquired company in such operation is not FNS), merger, split, transformation or any other operation or set of operations, under which a significant portion of the assets of Vale Logística are transferred to third-parties, where significant portion of assets of Vale Logística means, at a given time, 50% of all assets held by Vale Logística; and in relation to the issuer, the occurrence of corporate re-organizations which imply transferring to third parties that are not controlled by Vale, ownership of FNS or Vale Logística shares which will be the subject matter of an exchange in the terms of the Deed of Issuance, unless approved in advance by holders of debentures representing at least 50% plus one of outstanding debentures, and the issuer shall call upon a Debenture Holder Meeting to be held at least in thirty (30) days, from the calling date, to discuss matters referred to above, and failure to hold such meeting due to lack of quorum in first instance shall imply tacit approval of the operation; transfer of ownership of shares issued by FNS or Vale Logística which will be the subject matter of an exchange to an issuer subsidiary should be permitted provided that the party acquiring such shares should respond, upon amendment to the Deed of Issuance, for obligations related to the exchange and the for obligations the block set forth in the Deed of Issuance; and the acquiring party should be controlled by the issuer until the maturity date;

·       non-compliance, by Vale, of any provision concerning the interchangeability of debentures

·       if Vale does not support and maintain the block referred to in the Deed of Issuance under its terms and conditions;

·       if Vale does not use the proceeds generated by the issuance for capitalization of FNS, within 3 (three) days counted from the paying up of the debentures.

III. Interest: TJLP + 0.8% per year

IV. Guarantee: None

V. In the absence of a guarantee, if the credit is secured or subordinate: Secured Credit

VI. Possible restrictions imposed on the issuer:

·                  for distribution of dividends: None

·                  disposal of certain assets: Vale may dispose of any goods, if at its discretion, this act is desirable for the efficient running of its business and does not adversely affect Vale’s capacity to honor its obligations in terms of the Deed of Issuance.

·                  assumption of new debt: none

·                  issuing new securities: none

VII. The fiduciary agent, indicating the key terms of the contract: none

Conditions to alter rights assured by the securities

Any changes to the terms of this debenture issue will depend on the approval of debenture holders representing at least 50% plus 1 debenture of outstanding debentures. For the purpose of setting up the quorum, debentures possibly belonging to Vale shall be excluded.

Other relevant characteristics

Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A.

Vale undertakes to maintain, for the duration of the Deed, the following indexes compiled annually through the financial Statements audited by external auditors registered with the CVM (Securities Commission): a) Ratio of Debt over Adjusted EBITDA less than or equal to 4.5 (four and five tenths); and b) Ratio of Adjusted EBITDA over Interest Expenses greater than or equal to 2.0 (two).

In the event these levels are not complied with, Vale should provide, within 60 (sixty) days counted from the date of such communication, in writing to debenture holders, collateralized guarantees, accepted by the debenture holders, at a value corresponding to at least 130% (one hundred and thirty per cent) of the debt balance of debentures, unless within that period the levels above are reestablished.

Identification of security	BNDESPAR Debentures — Ferrovia Norte Sul and Vale Logística de Carga Geral — 3rd Issue
Quantity	35,712 debentures
Value	R$10,000.00
Issuing date	6/9/2011
Restriction to outstanding units	No
Convertibility into shares or granting the right to subscribe or acquire issuer shares

Debentures are convertible into shares issued by Ferrovia Norte Sul S.A. (“FNS”) or Vale Logística de Carga Geral S.A. (“Vale Logística”), held by Vale S.A.

The Debentures can be exchanged at any time from December 18,, 2017, at the free discretion of their holder, for a quantity of common shares issued by FNS or, from the first day of the eleventh year from the Date of Issue, in a number of common shares issued by Vale Logística that matches, in each Annual Exchange Period, the application of the percentages that range from 1.13% to 5.93% (“Percentage Of Shares In The Exchange”) on the number of common shares in which FNS capital stock is divided, as long as this value is equal to or less than R$ 1,876,280,000.00. The debenture holders may, at their sole discretion, exchange the entirety or only part of their Debentures, and each Debenture can be exchanged for the amount of shares resulting from the division between (i) the application of the Percentage of Shares in the Exchange to the number of common shares that make up the capital of FNS, as long as this value is equal to or less than R$ 1,876,280,000.00 and (ii) the amount of Debentures fully paid.

The Percentage Of Shares In The Exchange was obtained on the basis of (i) projected cash flow of FNS and (ii) projected value of Nominal Unit Value as of the annual exchange periods. As debentures are to be converted into shares issued by the controlled company FNS or Vale Logística, there will be no effects on Vale’s capital stock.

The number of shares issued by Vale Logística which the Debentures holders will have a right to receive at the exchange regulated will be that resulting from the multiplication of Vale Logística capital stock percentage, defined in the third clause of the Deed, by the number of shares in which Vale Logística capital stock is divided.

The debenture holders will have to choose between the exchange for FNS shares or for Vale Logística shares, provided that (i) in neither case, will the Debenture holder be able to exchange part of his debentures for FNS shares and part for Vale Logística shares; and (ii) at the time of the exchange for FNS shares, the option to exchange for Vale Logística shares will immediately be void and any blockage established may be released and vice-versa.

Possibility of redemption

I. Possibilities of redemption:

Vale must effect the early redemption of all (and nothing less than the entirety) of debentures outstanding within 30 (thirty) days of the occurrence of the following events:

·                                          extinction of sub-concession contract concluded between VALEC Engenharia, Construções e Ferrovias S.A. and FNS for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad, due to expiry; buy-in; termination; agreement between the parties; annulment of sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

·                                          intervention by the Licensing Authority in the sub-concession or in the concession for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad conferred granted to FNS.

II. Formula for calculating value of redemption:

On the payment date of the redemption, Vale will affect the settlement of the debentures which are still outstanding, at their non-amortized nominal unit value, plus the amount capitalized but not amortized, as well as the monetary interest capitalized semi-annually on the 15th of June and December each year with a grace period between the Date of Issue and 6/15/2012 and still not amortized, and remuneration in the amount of 0.8% p.a. above the TJLP (long-term interest rate) liable until such date (the “Value of Redemption”).

The Value of Redemption shall be increased by a percentage of 20% (twenty per cent) if (i) the termination of letter “a” above is due to the expiry of the concession or even sub-concession (ii) when the cancellation of the above-mentioned concession or sub-concession is attributable, as determined in administrative proceedings, to Vale Logística or the FNS.

Characteristics of Securities	I. Maturity date: 12/17/2027

II. Early maturity:

In addition to the assumptions referred to in articles 39, 40 and 47-A of the Provisions Applicable, to BNDES Agreements, debenture holders may declare all debentures to be matured in advance and require payment, by Vale, of the debt relative to the balance of debentures, plus the interest and other charges which are liable up to the date of payment in the occurrence of the following events:

·                  failure by Vale to fulfill any monetary obligation related to the debentures not dealt with within 10 (ten) days counted from their respective maturity date;

·                  failure to correct any default of any non-monetary obligation as provided in the Deed, within a forty-five-day-term.

·                  declaration of acceleration of any debt of Vale by reason of breach of contract which individual amount equals or exceeds R$ 125,000,000.00 or which aggregate value, in a period of twelve (12) consecutive months, is equal to or greater than R$ 1,000,000,000.00;

·                  the inclusion in the articles of incorporation or bylaws of the issuer, FNS or Vale Logística of any mechanism whereby a special quorum is required for a decision or approval of matters which limit or restrict control of the issuer, FNS or Vale Logística by their controlling companies or, further, the inclusion in those documents, of mechanisms which lead to:

(i) restrictions on the growth capacity of the issuer, FNS or Vale Logística or their technological development;

(ii) restrictions on access by the issuer, FNS or Vale Logística to new markets; or

(iii) restrictions on or impairment of the ability to pay financial obligations provided for in this Deed of Issuance;

·                  if the effective share control of Vale, FNS or Vale Logística is changed by any means, unless approved in advance by holders of debentures;

·                                          acquisition by FNS or Vale Logística of controlling shareholding or shareholdings in other companies, joint ventures or consortia consisting of activities which are not complementary or not related to the normal development of the corporate purpose of FNS or Vale Logística, characterizing deviation from FNS or Vale Logística corporate purpose, unless approved in advance by holders of debentures representing the majority of debentures and the issuer shall call upon a Debenture Holder Meeting to be held at least in thirty (30) days, from the calling date, to discuss matters referred to above, and failure to hold such meeting due to lack of quorum in first instance shall imply tacit approval of the operation;

·                  in relation to FNS, the occurrence of any acquisition, merger, split, transformation or any other corporate reorganization, whether this reorganization be strictly corporate or performed by using relevant assets; in relation to Vale Logística, the occurrence of any acquisition (except if Vale Logística appears as acquirer in the operation and provided that the acquired company in such operation is not FNS), merger, split, transformation or any other operation or set of operations, under which a significant portion of the assets of

Vale Logística are transferred to third-parties, where significant portion of assets of Vale Logística means, at a given time, 50% of all assets held by Vale Logística; and in relation to the issuer, the occurrence of corporate re-organizations which imply transferring to third parties that are not controlled by Vale, ownership of FNS or Vale Logística shares which will be the subject matter of an exchange in the terms of the Deed of Issuance, unless any of the operations referred to in this item is approved in advance by holders of debentures representing at least 50% plus one of outstanding debentures and the issuer shall call upon a Debenture Holder Meeting to be held at least in thirty (30) days, from the calling date, to discuss matters referred to above, and failure to hold such meeting due to lack of quorum in first instance shall imply tacit approval of the operation; transfer of ownership of shares issued by FNS or Vale Logística which will be the subject matter of an exchange to an issuer subsidiary should be permitted provided that the party acquiring such shares should respond, upon amendment to the Deed of Issuance, for obligations related to the exchange and the for obligations the block set forth in the Deed of Issuance; and the acquiring party should be controlled by the issuer until the maturity date;

·                  non-compliance, by Vale, of any provision concerning the interchangeability of debentures;

·                  if Vale does not support and maintain the block set forth in the Deed of Issuance, under the terms and conditions;

·                  if Vale does not use the proceeds generated by the issuance for capitalization of FNS, within 3 (three) days counted from the paying up of the debentures.

III. Interest: TJLP + 0.8% per year

IV. Guarantee: None.

V. In the absence of a guarantee, if the credit is secured or subordinate: Secured Credit.

VI. Possible restrictions imposed on the issuer:

·                  for distribution of dividends: None

·                  disposal of certain assets: Vale may dispose of any goods, if at its discretion, this act is desirable for the efficient running of its business and does not adversely affect Vale’s capacity to honor its obligations in terms of the Deed of Issuance.

·                  assumption of new debt: none

·                  issuing new securities: none.

VII. The fiduciary agent, indicating the key terms of the contract: none.

Conditions to alter rights assured by the securities

Any changes to the terms of this debenture issue will depend on the approval of debenture holders representing at least 50% plus 1 debenture of outstanding debentures. For the purpose of setting up the quorum, debentures possibly belonging to Vale shall be excluded.

Other relevant characteristics	Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A.

Vale undertakes to maintain, for the duration of the Deed, the following indexes compiled annually through the financial Statements audited by external auditors registered with the CVM (Securities Commission): a) Ratio of Debt over Adjusted EBITDA less than or equal to 4.5 (four and five tenths); and b) Ratio of Adjusted EBITDA over Interest Expenses greater than or equal to 2.0 (two).

In the event these levels are not complied with, Vale should provide, within 60 (sixty) days counted from the date of such communication, in writing to debenture holders, collateralized guarantees, accepted by the debenture holders, at a value corresponding to at least 130% (one hundred and thirty per cent) of the debt balance of debentures, unless within that period the levels above are reestablished.

Security	Debentures Salobo 1
Quantity	5 debentures
Unit Value	R$ 15,250,399.93
Total Value	R$ 76.251,999.65
Issuing date	01/06/97
Restriction to outstanding units	No
Convertibility into shares or granting the right to subscribe or acquire issuer shares

The debentures combine 5 subscription premiums (1 for each debenture) giving the holder the right to subscribe to preferred shares of Salobo Metais S.A., in the amount equivalent to 50% of the shares issued existing at the time the subscribed fully paid in capital 2 times the issue value of the debentures.

Possibility of redemption	None
Characteristics of Securities

I. Maturity date: 7 years as of the achievement of accumulated commercial invoicing of 200,000 tons of copper by Salobo Metais S.A. (5 successive annual installments, formed of principal and interest due after the first 2 years after the achievement of accumulated commercial invoicing of 200,000 tons of grade A copper cathode of London Metals Exchange)

II. Possibility of early redemption: none

III. Interest: IGP-DI + 6.5% per year (capitalized)

IV. Guarantee: Vale S.A. guarantee

V. In the absence of any guarantee, if the credit is secured or subordinate: the debentures will be subordinate to the other creditors of the issuer

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: None

·                  disposal of determined assets: none

·                  contracting of new debt: none

·                  issuing new securities: none

VII. The fiduciary agent, indicating the key terms of the contract: none.

Conditions to alter rights assured by the securities	None

Other relevant characteristics

Debentures issued by Salobo Metais s.a., privately, which were fully subscribed by the Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

When issuing shares arising from the exercise of the right of subscription, a premium will be paid corresponding to the dividends distributed to shareholders until that date, in the proportion of shares subscribed by BNDES or its assignee.

In March 2015, the Salobo mine reached the production needed to start the debt payment flow, as described above.

Security	Bonds VALE22(8)
Quantity	Bonds are issued at the minimum value of US$ 2,000, always in multiples of US$ 1,000
Value	US$ 1,000,000,000.00 issued on 01/11/2012 and US$ 1,250,000,000.00 issued by the reopening of existing bond on 04/04/2012, in a total of US$ 2,250,000,000.00
Issuing date	01/11/2012 and 04/04/2012
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption

I. Possibilities of redemption

·                  Redemption by means of payment of premium, at any time, of all notes, or part of the notes, periodically, at Vale Overseas criterion.

·                  Redemption due to changes in the tax law: if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law, Vale Overseas may redeem the entirety of the notes in advance.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.40%

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I.                Maturity date: 01/11/2022

II. Early maturity: If a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its relevant subsidiaries (any subsidiary which total assets are greater than 10% of the total consolidated assets of the group at the end of each fiscal year), and in regard to Vale Overseas, the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

(8)  Bonds issued by subsidiary Vale Overseas Ltd.

·                  insolvency or bankruptcy.

·                  Vale Overseas notes become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 4.375% per year

IV. Guarantee: There is no granting of collateral: Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond VALE 2022. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The Bank of New York Mellon acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights.

Conditions to alter rights assured by the securities

The deed of issuance, allows, to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon the consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Eurobond VALE23
Quantity	Bonds are issued at the minimum value of EUR 100,000.00, always in multiples of EUR 1,000.00, above
Value	EUR 750,000,000.00
Issuing date	7/10/2012
Restriction to outstanding units	None.
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None.
Possibility of redemption

I. Possibilities of redemption:

·                  Redemption by means of payment of premium, at any time, of all bonds or part of the bonds periodically, at issuer’s criterion.

·                  Redemption due to changes in the tax law: if Vale is forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian tax law, Vale may redeem the entirety of the notes in advance.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Bund Rate (security return “German Bund”) + 0.45%

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 1/10/2023

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its relevant Subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year): the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  notes issued by Vale Overseas Limited become illegal, generating the acceleration of over US$ 50 million total.

III. Interest: 3.75% per year.

IV. Guarantee: The notes are obligations unsecured by Vale and do not hold privileges over other Vale unsecured debts.

V. If the credit is secured or subordinate: N/A.

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale.

·                  disposal of determined assets: Vale may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale.

·                  issuing new securities: Vale may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Eurobonds VALE23. In addition, Vale may issue new notes under other terms and conditions. Vale is entitled to collateralize debts by its subsidiaries, without consent by the holders.

VII. The fiduciary agent (indicate the key terms of the contract): The Bank of New York Mellon acts as a trustee, registrar, paying agent e transfer agent of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights. The Bank of New York Mellon Trust (Japan), Ltd. acts as main paying agent, and the Bank of New York (Luxemburg) S.A. acts as registrar in Luxembourg, paying agent and transfer agent.

Conditions to alter rights assured by the securities

The deed of issuance, allows, at any time, with some exceptions, to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments may only be executed upon consent from the majority of the note holders for the value of the principal showing an open debt.

Other relevant characteristics	Bond issued by Vale S.A.

Security	Bonds VALE39(2)
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Value	US$ 1,000,000,000.00
Issuing date	11/10/09
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or	None

acquire issuer shares
Possibility of redemption

I. Possibilities of redemption

·                  Redemption by means of payment of premium, at any time, of all bonds or part of the notes, periodically, at Vale Overseas criterion.

·                  Redemption due to changes in the tax law: if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law, Vale Overseas may redeem the entirety of the notes in advance.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.40%

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 11/10/39

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its relevant subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  Vale Overseas notes become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 6.875% per year

IV. Guarantee: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

IV. If the credit is secured or subordinate: N/A

V. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; ii) no default event occurs as a result of the transaction; and iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond VALE 2039. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. the fiduciary agent, indicating the key terms of the contract: The Bank of New York acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights

Conditions to alter rights assured by the securities

The deed of issuance, allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Bonds VALE19(3)
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Value	US$ 1,000,000,000.00
Issuing date	9/15/2009
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None

Possibility of redemption

I. Possibilities of redemption

·                  Redemption by means of payment of premium, at any time, of all notes, or part of the notes, periodically, at Vale Overseas criterion.

·                  Redemption due to changes in the tax law: if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law, Vale Overseas may redeem the entirety of the notes in advance.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.30%

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 9/15/19

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  Vale Overseas notes become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 5.625% per year

IV. Guarantees: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: not applicable

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing, without the consent from the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond VALE 2019. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. The fiduciary agent: The Bank of New York acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights.

Conditions to alter rights assured by the securities

The deed of issuance, allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Bonds CVRD36(4)
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Value	US$ 2,500,000,000.00
Issuing date	11/21/2006
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None

Possibility of redemption

I. Possibilities of redemption

·                  Redemption by means of payment of premium, at any time, of all bonds or part of the bonds, periodically, at Vale Overseas criterion.

·                  Redemption due to changes in the tax law: if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law, Vale Overseas may redeem the entirety of the notes in advance.

II. For calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.35%

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 11/21/36

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  Vale Overseas notes become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 6.875% per year

IV. Guarantees: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond VALE 2036. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The Bank of New York acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights.

Conditions to alter rights assured by the securities

The deed of issuance, allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Bonds CVRD34B(5)
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Value	US$ 300,000,000.00
Issuing date	11/02/2005
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption

I. Possibilities of redemption: Redemption due to changes in the tax law: if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law, Vale Overseas may

redeem the entirety of the notes in advance.

II. For calculating value of redemption: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 01/17/34

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  If Vale Overseas notes become illegal, the trustee, upon guidance from at least 25% of bond holders in outstanding principal, will also immediately include the amount of principal, interest accrued and any due and unpaid amounts.

III. Interest: 8.25% per year.

IV. Guarantee: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing, · without the consent from the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt. Moody’s must confirm in advance that the new issuance from Vale Overseas will not result in a lower rating granted for other open notes.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond VALE 2034. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The JPMorgan Chase Bank acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights

Conditions to alter rights assured by the securities

The deed of issuance, allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Bonds CVRD17(6)
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Value	US$ 1,250,000,000.00
Issuing date	11/21/2006
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption

I. Possibilities of redemption

·                  Redemption by means of payment of premium, at any time, of all bonds or part of the bonds periodically, at Vale Overseas criterion.

·                  Redemption due to changes in the tax law: if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law, Vale Overseas may redeem the entirety of the notes in advance.

II. Formula for calculating value of redemption:

·                  Redemption by means of payment of premium: The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.25%.

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 01/23/17

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  Vale Overseas notes become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 6.25% per year.

IV. Guarantee: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond CVRD2017. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The Bank of New York acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights.

Conditions to alter rights assured by the securities

The deed of issuance, allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Bonds CVRD16(6)
Quantity	Bonds are issued at the minimum value of US$ 100,000.00, always in multiples of US$ 1,000.00.
Value	US$ 1,000,000,000.00
Issuing date	01/10/2006
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption

I. Possibility of redemption: Redemption due to changes in the tax law: Vale Overseas may only redeem the entirety of the notes in advance if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law.

II. Formula for calculating value of redemption: The redemption value will be 100% of the principal value plus interests accrued up to the time of redemption.

Characteristics of Bonds

I. Maturity date: 01/11/16

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  If an event occurs that turns Vale Overseas notes illegal, the trustee as instructed by at least 25% of the note holders for the value of the principal showing an open debt, also declares the value of the principal, the interests accrued and any amount unpaid due immediately.

III. Interest: 6.25% per year

IV. Guarantee: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond CVRD 2016. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The JPMorgan Chase Bank acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights.

Conditions to alter rights assured by the securities

The deed of issuance allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None.

Security	Bonds CVRD34
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Value	US$ 500,000,000.00
Issuing date	01/15/2004
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption

I. Possibilities of redemption: Redemption due to changes in the tax law: Vale Overseas may only redeem the entirety of the notes in advance if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or in Cayman tax law.

II. Formula for calculating value of redemption: The redemption value will be 100% of the principal value plus interests accrued up to the time of redemption.

Characteristics of Bonds

I. Maturity date: 01/17/34

Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with their covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  If an event occurs that turns Vale Overseas notes illegal, the trustee as instructed by at least 25% of the note holders for the value of the principal showing an open debt, also declares the value of the principal, the interests accrued and any amount unpaid due immediately.

III. Interest: 8.25% per year.

IV. Guarantee: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt. Moody’s must confirm in advance that the new issuance from Vale Overseas will not result in a lower rating granted for other open notes.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond VALE 2034. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, debts from its subsidiaries and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The JPMorgan Chase Bank acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’

rights.
Conditions to alter rights assured by the securities

The deed of issuance allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Eurobonds CVRD18
Quantity	Bonds are issued at the minimum value of EUR 50,000.00, always in multiples of EUR 1,000.00.
Value	EUR 750,000,000
Issuing date	03/24/2010
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption

I. Possibilities of redemption:

·                  Redemption by means of payment of premium, at any time, of all bonds or part of the bonds, periodically, at Vale’s criterion.

·                  Redemption due to changes in the tax law: Vale may pay the entirety of the notes in advance if Vale is forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian tax law.

II. Formula for calculating value of redemption:

·                  Redemption by means of payment of premium: The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Bund Rate (“German Bund” instruments) + 0.25%.

·                  b) Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 03/24/2018

II. Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale and its subsidiaries (subsidiaries with total assets exceeding 10% of the total consolidated assets of the group at the end of each fiscal year): the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale to comply with its covenants in relation to the note and this failure persists 60 days after Vale has received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  notes issued by Vale Overseas Limited become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 4.375% per year

IV. Guarantee: The notes are obligations unsecured by Vale and do not hold privileges over other Vale unsecured debts.

V. If the credit is secured or subordinate: N/A.

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale.

·                  disposal of determined assets: Vale may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale.

·                  issuing new securities: Vale may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Eurobonds CVRD18. In addition, Vale may issue new notes under other terms and conditions.

VII. The fiduciary agent, indicating the key terms of the contract: The Bank of New York Mellon acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights.

Conditions to alter rights assured by the securities

The deed of issuance allows amending the rights and obligations of Vale and the investors’ in the notes. Said amendments may only be executed by Vale and the trustee with the consent from 100% or the majority of the note holders for the value of the principal showing an open debt, pursuant to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	Bond issued by Vale S.A.

Security	Bonds CVRD20(8)
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,00000.
Value	US$ 1,000,000,000.00
Issuing date	09/15/2010
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None

Possibility of redemption

I. Possibilities of redemption:

·                  Redemption by means of payment of premium, at any time, of all bonds or part of the bonds, periodically, at Vale Overseas’ criterion.

·                  Redemption due to changes in the tax law: Vale Overseas may redeem the entirety of the notes in advance if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or Cayman tax law.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.30%.

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 09/15/2020

II. Possibility of Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its Relevant Subsidiaries (any subsidiary in which the proportional participation of Vale in the total assets of the subsidiary exceeds 10% of the total consolidated assets of the company at the end of the last financial year), and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with its covenants in relation to the note and this failure persists 60 days after Vale or Vale Overseas have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  Vale Overseas notes become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 4.625% per year

IV. Guarantee: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bonds CVRD20. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, its subsidiaries’ debts and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The Bank of New York acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights

Conditions to alter rights assured by the securities

The deed of issuance allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Bonds CVRD39(9)
Quantity	Bonds are issued at the minimum value of US$ 2,000, always in multiples of US$ 1,000.00.
Value	US$ 750,000,000.00
Issuing date	05/10/2010
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption	I. Possibilities of redemption: · Redemption by means of payment of premium, at any time, of all bonds or part of the bonds, periodically, at Vale Overseas’

criterion.

·                  Redemption due to changes in the tax law: Vale Overseas may redeem the entirety of the notes in advance if Vale or Vale Overseas are forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian or Cayman tax law.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.40%.

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 11/10/2039

II. Possibility of Early maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (any subsidiary in which the proportional participation of Vale in the total assets of the subsidiary exceeds 10% of the total consolidated assets of the company at the end of the last financial year): the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 50 million and this default results in the effective acceleration of the debt.

·                  failure from Vale or Vale Overseas to comply with its covenants in relation to the note and this failure persists 60 days after Vale has received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale or Vale Overseas, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  notes issued by Vale Overseas become illegal, generating the acceleration of over US$ 50 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 6.875% per year

IV. Guarantee: There is no granting of collateral. Vale guarantees, irrevocably and unconditionally, the full payment of the principal, interests and other amounts owed in relation to this note, in the event Vale Overseas fails to pay.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale. However, Vale Overseas may not declare or pay any dividends, without the trustee’s consent, as instructed by at least 25% of the note holders for the value of the principal showing an open debt.

·                  disposal of determined assets: Vale and Vale Overseas may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale and Vale Overseas in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale. Vale Overseas may issue debts instruments within the scope of the deed of issuance, but Vale Overseas may not contract any other type of loan or financing.

·                  issuing new securities: Vale Overseas may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond CVRD39. In addition, Vale Overseas may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, its subsidiaries’ debts and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The Bank of New York Mellon acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights

Conditions to alter rights assured by the securities

The deed of issuance allows to amend the rights and obligations of Vale Overseas and the investors’ in the notes. Said amendments must be executed upon consent from 100% or the majority of the note holders for the value of the principal showing an open debt, according to the type of amendment. Some non-material clarifications or amendments may be made without the consent from the note holders.

Other relevant characteristics	None

Security	Bonds VALE42
Quantity	Bonds are issued at the minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00.
Value	US$ 1,500,000,000.00
Issuing date	09/11/2012
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None

Possibility of redemption

I. Possibilities of redemption:

·                  Redemption by means of payment of premium, at any time, of all bonds or part of the bonds, periodically, at Vale’s criterion.

·                  Redemption due to changes in the tax law: Vale may redeem the entirety of the notes in advance if Vale is forced to maintain values greater than 15%, in the event of payment of interest over note, due to changes in the Brazilian tax law.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.45%.

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests accrued up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 9/11/2042

II. Possibility of Early maturity: if a default event occurs, which is not cured or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale, its subsidiaries (any subsidiary in which the proportional participation of Vale in the total assets of the subsidiary exceeds 10% of the total consolidated assets of the company at the end of the last financial year): the occurrence of any default, in any transaction characterized as debt, that exceeds, in total, US$ 100 million and this default results in the effective acceleration of the debt.

·                  failure from Vale to comply with their covenants in relation to the note and this failure persists 60 days after Vale have received communication from the trustee or from at least 25% of the note holders reporting the non-compliance of the obligations. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

·                  insolvency or bankruptcy.

·                  notes issued by Vale Overseas become illegal, generating the acceleration of over US$ 100 million total.

·                  the collateral becomes invalid or unenforceable.

III. Interest: 5.625% per year

IV. Guarantee: There is no granting of collateral

V. If the credit is secured or subordinate: N/A

VI. Restrictions imposed on the issuer:

·                  distribution of dividends: There are no restrictions on dividend distribution by Vale.

·                  disposal of determined assets: Vale may not, without the consent from the majority of the note holders, participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale in the deed of issuance; (ii) no default event occurs as a result of the transaction; and (iii) Vale provide their trustee with a certification and a legal opinion attesting that the consolidation or transfer of assets meet the requirements set forth in item (ii).

·                  contracting of new debt: there are no restrictions to contracting new debts by Vale.

·                  issuing new securities: Vale may issue, without the consent from the note holders, new notes according to the terms and conditions applicable to Bond VALE42. In addition, Vale may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, its subsidiaries’ debts and issue its own debt.

VII. The fiduciary agent (indicating the key terms of the contract): The Bank of New York Mellon acts as a trustee, registrar, paying agent, and transfer agent of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights and Bank of New York Mellon Trust (Japan) Ltd. as main paying agent.

Conditions to alter rights assured by the securities

The deed of issuance allows, at any time, with some exception, amending the rights and obligations of Vale and the investors’ in the notes. Said amendments may only be executed by Vale and the trustee with the consent from 100% or the majority of the note holders for the value of the principal showing an open debt.

Relevant characteristics	None

Security	Bonds Inco 2032(11)
Quantity	bonds are issued at the minimum value of US$ 1,000.00
Value	US$ 400,000,000.00
Issuing date	09/23/2002
Restriction to outstanding units	None
Convertibility into shares or granting the right to subscribe or acquire issuer shares	None
Possibility of redemption

I. Possibilities of redemption:

·                  Redemption by means of payment of premium, at any time, at Vale Canada’s criterion.

·                  Redemption due to changes in the tax law: if Vale Canada is forced to pay additional values to note holders, due to changes in the Canadian tax law.

II. Formula for calculating value of redemption:

·                  The redemption value will be 100% of the principal value or the sum of the current value of the interest installments and the remaining principal, whichever is the greatest, deducted at the date of redemption at the rate equivalent to Treasury + 0.40%

·                  Redemption due to changes in the tax law: The redemption value will be equal to 100% of the principal value plus the interests to any additional values established by the Canadian tax law up to the date of redemption.

Characteristics of Bonds

I. Maturity date: 10/15/2015

II. Possibility of Early Maturity: if a default event occurs, which is not corrected or condoned, the trustee, as instructed by at least 25% of the note holders for the value of the principal showing an open debt, must declare the principal value, the interests accrued and any amount unpaid immediately due. The default events are described in the deed of issuance, including, but not limited to:

·                  failure to pay interests, principal or premium, if any.

·                  in relation to Vale Canada: the occurrence of any default, in any transaction characterized as debt that results in the effective acceleration of the debt.

·                  insolvency or bankruptcy by Vale Canada in Canada.

·                  failure from Vale Canada to comply with its covenants in relation to the notes. These obligations include, but are not limited to: (i) obligation not to conduct a merger or sale of the entirety of the assets or a significant part of the assets of Vale Canada, with some exceptions and (ii) limitations to granting collateral in debt transactions, with some permitted exceptions.

III. Interest: 7,.2% per year

IV. Guarantee: There is no granting of collateral by Vale Canada or its Relevant subsidiaries.

V. If the credit is secured or subordinate: N/A

VI. Possible restrictions imposed on the issuer, in relation to:

·  distribution of dividends: There are no restrictions on dividend distribution by Vale Canada.

·  disposal of determined assets: Vale Canada may not participate in a merger with another company or transfer all or a significant part of its assets to a third party, except, however that: (i) the company created by this consolidation or a third party that acquired said assets undertakes to make timely payments of the principal and interests and other obligations from Vale Canada in the deed of issuance; (ii) no default event occurs as a result of the transaction; (iii) Vale Canada, as the case may be, provides its trustee with a certification attesting to the consolidation or transfer of assets; and (iv) if the company created by means of this consolidation or a third party acquisition of said assets were outside Canada, the Canadian tax law requirements must be met.

·  contracting of new debt: there are no restrictions to contracting new debts by Vale Canada.

·  issuing new securities: Vale Canada may issue, without the consent from the note holders, new notes according to the deed of issuance terms and conditions. In addition, Vale Canada may issue new notes under other terms and conditions. Vale has the right to guarantee, without the consent from the note holders, its subsidiaries’ debts and issue its own debt.

VII. The fiduciary agent, indicating the key terms of the contract: The Bank of New York Mellon acts as a trustee of the notes within the scope of the deed of issuance and its main role is to secure investors’ rights.

Conditions to alter rights assured by the securities

The deed of issuance allows, with certain exceptions, to amend the rights and obligations of Vale Canada and the investors’ in the notes. Depending on the type of changes, said amendments may be executed by Vale Canada and the trustee with the consent from the note holders. In most cases, the note holders may approve changes to the note with the consent from 66.67% of the note holders for the value of the principal showing an open debt. Some non-material clarifications and changes may be made without the note holders’ consent.

Other relevant characteristics	None

19.1 — Information about buy-back plans for shares of the issuer

Justification to not fill in the table:

There was no plan for the repurchase of shares in the last three fiscal years

19.2 - Movement of the securities held in the Treasury

Fiscal year ended 12/31/2014

Shares

Type of share	Class of preferred share	Description of securities
Common	—	—

Movement	Quantity	Total Value (Reais)	Weighted average price
Initial balance	71,071,482	2,557,485,806.39	35.98
Acquisition	0	0	N/A
Disposal	0	0	N/A
Cancellation	39,536,080	1,758,382,460.82	44;48
Final balance	31,535,402	799,103,345.57	25;34

Type of share	Class of preferred share	Description of securities
Common	Class A Preferred	—

Movement	Quantity	Total Value (Reais)	Weighted average price
Initial balance	140,857,692	5,282,026,524.94	37.50
Acquisition	—	—	N/A
Disposal	—	—	N/A
Cancellation	81,451,900	3,334,043,647.70	40.93
Final balance	59,405,792	1,947,982,877.24	32.79

Fiscal year ended 12/31/2013

Shares

Type of share	Class of preferred share	Description of securities
Common	—	—

Movement	Quantity	Total Value (Reais)	Weighted average price
Initial balance	71,071,482	2,557,485,806.39	35.98
Acquisition	0	0	N/A
Disposal	0	0	N/A
Cancellation	0	0	N/A
Final balance	71,071,482	2,557,485,806.39	35.98

Type of share	Class of preferred share	Description of securities
Common	Class A Preferred	—

Movement	Quantity	Total Value (Reais)	Weighted average price
Initial balance	140,857,692	5,282,026,524.94	37.50
Acquisition	—	—	N/A
Disposal	—	—	N/A
Cancellation	—	—	N/A
Final balance	140,857,692	5,282,026,524.94	37.50

Fiscal year ended 12/31/2012

Shares

Type of share	Class of preferred share	Description of securities
Common	—	—

Movement	Quantity	Total Value (Reais)	Weighted average price
Initial balance	86,911,207	3,127,473,524.11	35.98
Acquisition	0	0	0
Disposal	15,839,725	569,987,717.72	35.98
Cancellation	0	0	0
Final balance	71,071,482	2,557,485,806.39	35.98

Type of share	Class of preferred share	Description of securities
Common	Class A Preferred	—

Movement	Quantity	Total Value (Reais)	Weighted average price
Initial balance	181,099,814	6,791,066,981.50	37.50
Acquisition	0	0	0
Disposal	40,242,122	1,509,040,456.56	37.50
Cancellation	0	0	0
Final balance	140,857,692	5,282,026,524.94	37.50

19.3 — Information about the securities held in the Treasury on the date of the close of the last fiscal year

Security	Shares

Type of Share	Class of Share	Description of the securities	Quantity (units)	Weighted average price of acquisition (in R$)	Quote factor	Date of acquisition	Ratio to outstanding shares (%)
Preferred	Preferred Class A		684,192	24.66	R$ per unit	11/11/2008	0.071000
Preferred	Preferred Class A		2,653,800	23.75	R$ per unit	11/12/2008	0.130665
Preferred	Preferred Class A		795,700	23.66	R$ per unit	11/13/2008	0.039178
Preferred	Preferred Class A		576,100	24.47	R$ per unit	11/17/2008	0.028365
Preferred	Preferred Class A		1,111,400	22.80	R$ per unit	11/19/2008	0.054722
Preferred	Preferred Class A		2,216,900	21.04	R$ per unit	11/21/2008	0.109153
Preferred	Preferred Class A		989,100	23.37	R$ per unit	11/24/2008	0.048700
Preferred	Preferred Class A		1,409,500	25.03	R$ per unit	11/28/2008	0.069399
Preferred	Preferred Class A		771,400	17.52	R$ per unit	1/30/2009	0.037981
Preferred	Preferred Class A		4,780,300	44.68	R$ per unit	9/24/2010	0.237953
Preferred	Preferred Class A		4,521,400	45.33	R$ per unit	9/27/2010	0.225065
Preferred	Preferred Class A		3,900,000	45.78	R$ per unit	9/28/2010	0.194133
Preferred	Preferred Class A		4,173,600	45.98	R$ per unit	9/29/2010	0.207752
Preferred	Preferred Class A		3,750,000	46.19	R$ per unit	9/30/2010	0.186667
Preferred	Preferred Class A		4,219,000	46.78	R$ per unit	10/1/2010	0.210012
Preferred	Preferred Class A		4,109,800	46.63	R$ per unit	10/4/2010	0.204577
Preferred	Preferred Class A		4,127,800	47.09	R$ per unit	10/5/2010	0.205473
Preferred	Preferred Class A		4,090,000	47.65	R$ per unit	10/6/2010	0.203591
Preferred	Preferred Class A		4,642,800	47.33	R$ per unit	10/7/2010	0.231108

Preferred	Preferred Class A	4,290,000	47.46	R$ per unit	10/8/2010	0.213547
Preferred	Preferred Class A	1,593,000	47.61	R$ per unit	10/10/2010	0.079296
	Common	627,402	27.06	R$ per unit	11/6/2008	0.060029
	Common	1,684,800	27.30	R$ per unit	11/7/2008	0.052952
	Common	1,416,000	28.59	R$ per unit	11/10/2008	0.044503
	Common	926,000	27.22	R$ per unit	11/11/2008	0.029103
	Common	1,123,700	26.90	R$ per unit	11/12/2008	0.035318
	Common	1,038,000	25.72	R$ per unit	11/13/2008	0.032623
	Common	503,200	26.52	R$ per unit	11/17/2008	0.015816
	Common	468,200	25.66	R$ per unit	11/19/2008	0.014716
	Common	580,800	24.93	R$ per unit	11/21/2008	0.018254
	Common	651,400	23.41	R$ per unit	11/24/2008	0.020473
	Common	347,400	27.98	R$ per unit	11/28/2008	0.010918
	Common	60,000	32.72	R$ per unit	1/30/2009	0.001885
	Common	1,681,100	51.02	R$ per unit	9/24/2010	0.079727
	Common	1,552,600	52.17	R$ per unit	9/27/2010	0.073633
	Common	2,160,000	52.49	R$ per unit	9/28/2010	0.102439
	Common	2,613,000	52.67	R$ per unit	9/29/2010	0.123923
	Common	2,023,000	52.80	R$ per unit	9/30/2010	0.095942
	Common	2,300,000	53.47	R$ per unit	10/1/2010	0.109078
	Common	1,748,000	52.92	R$ per unit	10/4/2010	0.082899
	Common	1,700,000	54.38	R$ per unit	10/5/2010	0.080622
	Common	2,332,500	54.56	R$ per unit	10/6/2010	0.011062

	Common	2,812,500	53.73	R$ per unit	10/7/2010	0.133384
	Common	640,000	53.55	R$ per unit	10/8/2010	0.030352
	Common	120,000	53.60	R$ per unit	10/11/2010	0.005691
	Common	182,168	4.31	R$ per unit	9/27/2001	0.002118
	Common	1,512,000	4.26	R$ per unit	9/28/2001	0.003960
Common		78,000	4.22	R$ per unit	10/1/2001	0.000204
Common		170,400	4.29	R$ per unit	10/2/2001	0.000446
Common		1,893,600	4.28	R$ per unit	10/3/2001	0.004960
Common		1,098,000	4.28	R$ per unit	10/4/2001	0.002876
Common		1,156,800	4.28	R$ per unit	10/5/2001	0.003030
Common		600,000	4.30	R$ per unit	10/9/2001	0.001571
Common		546,000	4.31	R$ per unit	10/11/2001	0.001430
Common		284,400	4.20	R$ per unit	11/8/2001	0.000744
Common		3,600	4.18	R$ per unit	11/12/2001	0.000009
Common		425,800	27.36	R$ per unit	11/27/2008	0.013382
Preferred	Preferred Class A	930,900	45.28	R$ per unit	8/5/2011	0.048505
Preferred	Preferred Class A	1,620,900	43.52	R$ per unit	8/8/2011	0.084458
Preferred	Preferred Class A	2,460,400	41.64	R$ per unit	8/9/2011	0.128202
Preferred	Preferred Class A	2,525,200	40.07	R$ per unit	8/10/2011	0.131578
Preferred	Preferred Class A	2,189,200	37.53	R$ per unit	8/11/2011	0.114070
Preferred	Preferred Class A	1,076,400	37.89	R$ per unit	8/12/2011	0.056087
Preferred	Preferred Class A	2,579,200	39.24	R$ per unit	8/17/2011	0.134392

Preferred	Preferred Class A	861,600	39.85	R$ per unit	8/18/2011	0.044894
Preferred	Preferred Class A	680,000	39.55	R$ per unit	8/19/2011	0.035432
Preferred	Preferred Class A	15,552,000	39.92	R$ per unit	8/22/2011	0.080868
Preferred	Preferred Class A	1,730,600	38.10	R$ per unit	8/23/2011	0.090174
Preferred	Preferred Class A	710,000	37.73	R$ per unit	8/24/2011	0.036995
Preferred	Preferred Class A	760,000	37.76	R$ per unit	8/25/2011	0.039600
Preferred	Preferred Class A	1,270,600	37.98	R$ per unit	8/26/2011	0.066206
Preferred	Preferred Class A	1,812,100	38.45	R$ per unit	8/29/2011	0.094421
Preferred	Preferred Class A	1,567,000	38.28	R$ per unit	8/30/2011	0.081650
Preferred	Preferred Class A	1,548,500	38.54	R$ per unit	8/31/2011	0.080686
Preferred	Preferred Class A	901,800	39.87	R$ per unit	9/1/2011	0.046989
Preferred	Preferred Class A	648,900	40.00	R$ per unit	9/2/2011	0.033811
Preferred	Preferred Class A	1,826,000	39.53	R$ per unit	9/9/2011	0.095145
Preferred	Preferred Class A	2,430,000	40.65	R$ per unit	9/12/2011	0.126618
Preferred	Preferred Class A	1,863,300	41.42	R$ per unit	9/13/2011	0.097089
Preferred	Preferred Class A	2,774,000	40.82	R$ per unit	9/14/2011	0.144543
Preferred	Preferred Class A	1,759,500	41.75	R$ per unit	9/19/2011	0.091681
Preferred	Preferred Class A	1,794,500	42.70	R$ per unit	9/20/2011	0.093505
Preferred	Preferred Class A	1,985,000	42.91	R$ per unit	9/21/2011	0.103431
Preferred	Preferred Class A	1,718,300	43.16	R$ per unit	9/22/2011	0.089534
Preferred	Preferred Class A	2,220,000	44.36	R$ per unit	9/23/2011	0.115676
Preferred	Preferred Class A	2,340,000	44.17	R$ per unit	9/26/2011	0.121929
Preferred	Preferred Class A	1,690,000	41.58	R$ per unit	9/27/2011	0.088059
Preferred	Preferred Class A	3,280,000	41.11	R$ per unit	9/28/2011	0.170908
Preferred	Preferred Class A	2,561,600	41.38	R$ per unit	11/8/2011	1.333475
Preferred	Preferred Class A	983,600	42.06	R$ per unit	11/9/2011	0.051252

Preferred	Preferred Class A	1,508,000	41.76	R$ per unit	11/14/2011	0.078576
Preferred	Preferred Class A	2,457,800	41.89	R$ per unit	11/16/2011	0.128067
Preferred	Preferred Class A	1,620,000	42.22	R$ per unit	11/17/2011	0.084412
Preferred	Preferred Class A	1,082,600	42.01	R$ per unit	11/18/2011	0.056410
Preferred	Preferred Class A	2,627,000	42.33	R$ per unit	11/21/2011	0.136883
Preferred	Preferred Class A	3,550,000	41.60	R$ per unit	11/22/2011	0.184977
Preferred	Preferred Class A	3,600,000	41.04	R$ per unit	11/23/2011	0.187582
Preferred	Preferred Class A	2,700,000	40.69	R$ per unit	11/24/2011	0.140687
Preferred	Preferred Class A	2,430,000	41.01	R$ per unit	11/25/2011	0.126618
Preferred	Preferred Class A	1,879,000	39.97	R$ per unit	11/28/2011	0.097908
Preferred	Preferred Class A	750,000	39.85	R$ per unit	11/29/2011	0.039080
Preferred	Preferred Class A	596,400	39.26	R$ per unit	11/30/2011	0.031076
Common		421,200	49.77	R$ per unit	8/2/2011	0.033048
Common		1,143,100	47.80	R$ per unit	8/3/2011	0.089688
Common		1,700,200	45.45	R$ per unit	8/4/2011	0.133398
Common		1,258,400	43.84	R$ per unit	8/5/2011	0.098735
Common		1,090,200	40.81	R$ per unit	8/8/2011	0.085538
Common		572,600	41.50	R$ per unit	8/9/2011	0.044926
Common		874,400	42.67	R$ per unit	8/12/2011	0.068606
Common		332,300	43.30	R$ per unit	8/15/2011	0.026072
Common		382,100	42.87	R$ per unit	8/16/2011	0.029980
Common		1,136,200	43.60	R$ per unit	8/17/2011	0.089145
Common		698,000	41.12	R$ per unit	8/18/2011	0.054765
Common		3,301,000	41.15	R$ per unit	8/19/2011	0.025892
Common		496,900	41.29	R$ per unit	8/22/2011	0.038987
Common		879,100	41.59	R$ per unit	8/23/2011	0.068975
Common		632,100	42.08	R$ per unit	8/24/2011	0.049595

Common		488,600	42.15	R$ per unit	8/25/2011	0.038336
Common		498,900	42.32	R$ per unit	8/26/2011	0.039144
Common		480,000	43.71	R$ per unit	8/29/2011	0.037661
Common		323,200	43.95	R$ per unit	8/30/2011	0.025358
Common		1,355,500	43.90	R$ per unit	9/5/2011	0.106353
Common		1,429,600	46.42	R$ per unit	9/7/2011	0.112167
Common		700,000	45.61	R$ per unit	9/8/2011	0.054922
Common		1,200,800	44.30	R$ per unit	9/9/2011	0.094215
	Common	656,500	45.66	R$ per unit	9/14/2011	0.051509
	Common	776,100	46.58	R$ per unit	9/15/2011	0.060893
	Common	390,400	46.71	R$ per unit	9/16/2011	0.030631
	Common	619,400	47.02	R$ per unit	9/19/2011	0.048598
	Common	1,304,000	48.11	R$ per unit	9/20/2011	0.102312
	Common	1,248,280	47.09	R$ per unit	9/21/2011	0.097491
	Common	1,075,500	44.03	R$ per unit	9/22/2011	0.084384
	Common	1,495,300	45.26	R$ per unit	9/23/2011	0.117322
	Common	1,992,500	43.96	R$ per unit	11/2/2011	0.156332
	Common	679,000	44.32	R$ per unit	11/3/2011	0.053275
	Common	422,700	45.23	R$ per unit	11/4/2011	0.033165
	Common	540,600	45.06	R$ per unit	11/9/2011	0.042416
	Common	437,100	45.14	R$ per unit	11/10/2011	0.034295
	Common	240,000	45.54	R$ per unit	11/11/2011	0.018831
	Common	2,107,777	45.77	R$ per unit	11/14/2011	0.165316
	Common	450,000	45.76	R$ per unit	11/16/2011	0.035307

Common	700,000	44.93	R$ per unit	11/17/2011	0.054922
Common	2,734,000	43.97	R$ per unit	11/18/2011	0.214511
Common	1,585,000	43.24	R$ per unit	11/21/2011	0.124360
Common	1,027,000	43.64	R$ per unit	11/22/2011	0.080579
Common	320,000	42.64	R$ per unit	11/23/2011	0.025107
Common	82,300	42.34	R$ per unit	11/24/2011	0.006457
Common	230,000	41.82	R$ per unit	11/25/2011	0.018046

19.4 — Other relevant information

On February 19, 2001, there was approval, at the Extraordinary General Meeting, for the incorporation of shares held by minority shareholders in subsidiary MINERAÇÃO DA TRINDADE S.A (“SAMITRI”), without an increase in capital and without issuing new shares in Vale by using shares held in the Treasury, in accordance with the authorization by the CVM (Brazilian SEC) on December 13, 2000, pursuant to article 23 of the CVM Instruction No. 10 of February 14, 1980. As a result of the incorporation of SAMITRI shares into Vale’s equity, the minority shareholders of SAMITRI received class A Vale preferred shares (PNA), issued by Vale and maintained in the Treasury by the Company, at a rate of one (1) share issued by Vale per lot of 628 (six hundred and twenty-eight) SAMITRI shares. With this operation, Samitri became a wholly owned subsidiary of Vale. Those holding SAMITRI shares in the name of the bearer, who contact Vale, will have their shares updated and converted into Vale PNA shares, in the proportion informed above. In this way, the Treasury shares have been disposed of in the period from 2009 to 2011 (43,800 PNA shares in 2009, 24 PNA shares in 2010, and no shares in 2011) on account of the upgrade of bearer bonds for the minority shareholders of SAMITRI.

The mandatorily convertible notes due June 15, 2012 of its wholly-owned subsidiary Vale Capital II, series VALE and VALE.P, were converted into American Depositary Shares (ADSs), representing common and class A preferred shares, respectively. The conversion rate, which is the number of ADSs deliverable upon conversion of each note on the applicable date, was 2.7082 common shares per Series VALE and 3.0993 preferred shares per Series VALE. P. the American Depositary Shares, into which the Series VALE Notes were converted, represented an aggregate of 15,836,884 common shares, and the Series VALE. P Notes represented an aggregate of 40,241,968 classes A preferred shares. Those shares were held in the treasury and were sold to be used in the conversion of the notes.

The Company does not use financial instruments with different protection purposes (hedge). Instruments used by the Company include: exposure to embedded derivatives and warrants from Silver Wheaton. For information on Company financial operations through the use of derivatives for hedge purposes, see item 5.2 in this Reference Form.

20.1 — Information about the securities trading policy

Date of approval	1/19/2011
Office and/or position held by related parties

Vale

Valepar S.A, (controller of the Company)

Representatives of the shareholders of Valepar S.A.

Members of the Board of Directors of Valepar

Members of the Board of Directors of Vale

Members of the Supervisory Board of Vale

Members of the Statutory Audit Committee of Vale

Members of the Advisory Committees to the Board of Directors of Vale,

Executive officers, global directors, department directors, general managers, executive coordinators, coordinators, managers, and other employees who, because of their office, function, or position in the Company and its subsidiaries, have knowledge of inside information.

Publicly held companies controlled by the Company.

Main characteristics

Vale’s Trading Policy, formulated in accordance with the CVM Instruction No. 358/02 and Vale’s Code of Ethical Conduct, aims to contribute to the orderly trading of securities issued by Vale, or its related companies, removing any suspected misuse of information concerning material events or facts about Vale (“Insider Information”).

The Trading Policy also aims to contribute to compliance with laws and regulations of the United States and Hong Kong, where Vale shares are traded in the stock exchanges in the form of ADRs and HDRs, respectively, that prohibit insider trading / dealing (using insider information for their own benefit), including the practice of tipping (providing insider information for third parties to benefit from it).

For purposes of the laws and regulations of the United States of America, a person engages in practices of (i) insider trading if he buys or sells securities using relevant and not publicly-disclosed information (material non-public information) that has been obtained or used in breach of a duty of trust and confidentiality (duty of trust and confidence), and (ii) tipping if he provides the same type of information to third parties who end up taking advantage of this information to perform insider trading.

For purposes of the laws and regulations of Hong Kong, a person engages in practices of insider dealing when, having material non-public information, he negotiates or encourages third parties to negotiate Vale’s securities, or he provides the same type of information to third parties knowing, or expecting, that they will, indeed, negotiate Vale’s securities.

The prohibitions contained in this Trading Policy cover any acquisition, sale, or transfer of securities issued or guaranteed by Vale.

Companies opened under the control of Vale shall adopt the Company’s Trading Policy, applying, where appropriate, the same prohibitions and/or restrictions disciplined by Vale’s Trading Policy.

Any violation of the provisions of the Company’s Trading Policy shall be deemed a breach of the Code of Ethical Conduct of Vale and be subject to the penalties provided by law and responsibility for losses and damages caused to Vale and to third parties, in addition to any proceedings and penalties established in the Code of Ethical Conduct of Vale.

Blackout periods for trading and description of the oversight procedures

Related Persons cannot, in addition to what is already provided for in the CVM Instruction n ° 358/02, trade securities issued by Vale and publicly quoted companies controlled by it:

i.  Thirty (30) days prior and two (2) days after the dissemination or publication of the quarterly and annual financial Statements of Vale;

ii.  In the period between the decision taken by the shareholders of Valepar S.A., controller of Vale, to: (i) modify Vale capital by means of share subscription; (ii) approve a program of acquisition or disposal of Vale shares issued by Vale itself; and (iii) distribute dividends or interest on equity, bonuses in shares or their derivatives, or splits, and the publication of the respective public notices and/or advertisements or newsletters; and

iii.  During any other period designated by the Executive Director responsible for Vale investor relations, with the prior authorization by the Chairman of the Board of Directors at the request of the CEO.

Related Persons may trade securities issued by Vale, as long as they observe the blackout periods mentioned above, with the goal of long-term investment, it being recommended they maintain ownership of securities issued by the Company for a minimum period of six (6) months.

20.2 - Other relevant information

The provisions of Vale’s Trading Policy are also applied when the trading by Related Persons is carried out for their own direct and/or indirect benefit using, for example:

·                  A partnership directly or indirectly controlled by Related Persons;

·                  Third parties who have a management agreement, trust or financial asset investment portfolio management agreement with Related Persons;

·                  Proxies or agents of Related Persons; and

·                  Spouses who are not legally separated, partners and any other dependant included in the annual tax return of Related Persons.

Related Persons must guarantee, whenever possible and if they are forbidden from trading, that the above-mentioned natural and legal persons will also refrain themselves from trading securities issued by the Company.

Besides the Related Persons, the Company’s Trading Policy also applies to any director who leaves the Company before the public disclosure of business or event initiated during his administration, and will extend for six months thereafter.

The restrictions contained above shall not apply to transactions made by investment funds where the Related Persons are shareholders provided that the (a) investment funds are not exclusive, and (b) trading decisions of the administrator of the fund may not be influenced by the shareholders.

Members of the Board, its advisory committees, the Executive Board and the Supervisory Board of Vale must communicate in writing pursuant to Article 11 of CVM Instruction 358/02, to the Executive Director of Investor Relations and through him to the CVM and the stock exchanges where Vale shares are listed for trading (a) the amount of securities issued by Vale and subsidiaries or their parent-held companies, as well as the property of his spouse, unless it is actually or legally separated, of a partner, any dependent included in the annual income tax and partnerships directly or indirectly controlled by them, and (b) changes in the above-mentioned positions.

The announcement referred to in the above paragraph above shall be made (a) on the first business day after taking office, and (b) within 5 (five) days after each trade and shall contain at least the following information (i) name and identification of the sender, indicating the registration number in the National Registry of Legal Entities or the Roll of Individual Taxpayers if they are domiciled for tax purposes in Brazil, (ii) quantity of each type and class, in case of shares, and the other characteristics for other securities, as well as the identification of the issuer and the balance of the position held before and after the negotiation, and (iii) form, price and date of the transactions.

The Executive Director of Investor Relations, in turn, shall submit to the CVM and the stock exchanges the information received, on an individual and consolidated basis, as the case may be, within 10 (ten) days after the end of the month when the changes to the positions held take place, or on the month when the taking of office takes place.

The Related Persons must sign their Declaration of Compliance, pursuant to article 16, § 1 of the CVM Instruction 358/02, in accordance with the model contained as an annex to the Company’s Trading Policy, which will remain filed at Vale’s headquarters while they continue their relationship with Vale, and at least for five years after their departure.

21.1 - Description of the rules, bylaws, or internal procedures regarding the disclosure of information

On May 24, 2012, the Board of Directors of Vale approved the amendment of its Policy on Disclosure of Relevant Event or Fact (“Disclosure Policy”). This Disclosure Policy governs the disclosure of information, which by its nature may generate Relevant Events or Facts and is based on the following basic principles: (i) transparency, balanced information, fair treatment, and respect for the rights of investors; (ii) adherence to the best global practices in investor relations; and (iii) obedience to specific legislation of Brazil, the United States, France, and Hong Kong; to the regulations of the Brazilian Comissão de Valores Mobiliários [Securities and Exchange Commission] (CVM), the U.S. Securities and Exchange Commission (SEC) of the United States of America, the Autorité des Marchés Financiers (AMF) of France, and the Securities and Futures Commission (SFC) of Hong Kong, hereinafter referred to as “regulatory agencies”, and to the rules of the stock exchanges where the securities issued by Vale are listed and traded.

The Disclosure Policy applies to the controlling shareholder, to members of the Board of Directors, Audit Committee, and Advisory Committees, to the Executive Officers and executives of Vale, to the administrators of its controlled companies, and to any person who, by virtue of his office, function, or position in Vale and/or its controlled companies, has knowledge of information regarding a Relevant Event or Fact about Vale.

Open capital companies under Vale control should adopt this Disclosure Policy, with adjustments that might be required by local legislation and regulation applicable to such companies and markets where the respective securities are traded.

In addition, Vale has an Information Disclosure Board, chaired by the Chief Executive Officer of Vale which is comprised of the following members: Executive Director of Finances and Investor Relations (DRI); the General Consul, Director of the Investor Relations Department, and the Director General of the Controller. The main functions of the Information Disclosure Board are: (i) to verify the existence of a Relevant Event or Fact to be disclosed and to ensure its full, simultaneous, broad and immediate general disclosure, especially in markets trading securities issued by Vale; (ii)to supervise and approve communication to general capital markets of a Relevant Event or Fact, as well as evaluate the need of eventual correction or revision; (iii) to give an opinion as to the possibility of delaying the disclosure of a Relevant Event or Fact, if its immediate disclosure puts a legitimate interest of Vale at risk; (iv) to oversee the developments or changes in the business of Vale or its controlled companies to determine if there is need for disclosure of a Relevant Event or Fact; and, (v) to analyze possible rumors and speculation in the market about Vale to evaluate the need to publish a response and/or a Statement.

Any Related Person who is aware of information related to Relevant Act or Fact shall promptly notify the Finance and Investors’ Relations Director and/or the Investors’ Relations Director.

21.2 — Description of the disclosure policy for relevant events or facts and of the procedures for maintaining confidentiality of relevant information not disclosed

In accordance with the Disclosure Policy, Vale will make public information of a strategic, administrative, technical, business, financial, and/or economic nature that might affect prices of its securities and/or influence decisions by investors to hold them, buy them, sell them, or exercise any rights inherent in the position of holders of securities (Relevant Event or Fact) according to applicable legislation and regulation.

The shareholders controlling Vale, the members of the Board of Directors, the Audit Committee, and the Advisory Committees, the Executive Officers and executives of Vale shall report any information regarding a Relevant Event or Fact of which they have knowledge to DRI, who will make arrangements for its prompt disclosure.

All relevant information that is not yet public knowledge and is disclosed, intentionally or not, to analysts, investors, journalists or any person who is not (i) member of Vale’s Board of Directors, Supervisory Board or Executive Committees; (ii) member of the Executive Board; or (ii) employee of Vale and its subsidiaries directly engaged with the matter, should be immediately made public according to applicable rules and regulations.

The disclosure of a relevant event or fact should be made before the opening or after the close of the trading sessions of the stock exchanges where the securities issued by Vale are traded. If disclosure is imperative during a trading session, the Executive Director for Finances and Investor Relations (DRI) shall request the relevant regulatory agencies and the stock exchanges, where the securities issued by Vale are listed and traded, to suspend trading until adequate disclosure occurs.

Access to information about Relevant Events or Facts, before their public disclosure, is limited to professionals directly involved with the matter under consideration. These professionals shall store this information in an adequate manner, maintain its confidentiality until its public disclosure, and insure that their subordinates and service providers subject to obligations of confidentiality do so, as well, and assume joint responsibility with them if this is not complied with. The professionals referred to are, in addition, subject to the agreement of confidentiality maintained with Vale.

Events or facts may, exceptionally, not be disclosed if the controlling shareholders and/or the directors of Vale view that disclosure endangers legitimate company interests. In this case, the administrators can submit to the CVM their decision to keep material facts or events confidential, on an exception basis, because the company understands they present a risk, if disclosed, to the legitimate interests of the organization.

All rumors and/or speculation in the market about Vale and/or its controlled companies, which have as their topic possible Relevant Events or Facts, shall be reported to the Information Disclosure Board. If some information about a Relevant Event or Fact escapes control or if there is an abnormal oscillation of the quote, price, or volume traded of securities, the DRI shall disclose that information publicly and immediately.

Also, under pertinent laws and regulations of the regulatory agencies and the stock exchanges, where the shares issued by Vale are listed and traded, Vale will make simultaneous disclosures of information to the capital market using the following communication channels:

·                                          Publication of Relevant Events or Facts in newspapers of general circulation habitually used by Vale, namely, Jornal do Commercio and Valor Economico, and such documents are to be sent, using the CVM’s system to send periodical and eventual information (IPE System), and availability on the page “Investors’ Relations” on the Company website, www.vale.com. ;

·                                          Circulation of press releases, simultaneously in Portuguese, English, and Chinese, shall be immediately filed, following the specific rules of the regulatory agencies and stock exchanges, where the shares issued by Vale are listed and traded (as well as posted in the web sites of the regulatory agencies and/or stock exchanges), with custodial agents, escrow agents for American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs), capital market participants, and news agencies;

·                                          Telephone conferences and “webcasts” held regularly every quarter for the disclosure of results, or in exceptional cases, if that becomes necessary. The realization of these events will be announced in advance, publicly, to capital markets, indicating the date, time, and telephone numbers for connection. Such conferences and “webcasts” will be recorded and available on the Vale’s website (www.vale.com) in the Investor Relations section, for ninety (90) days following the event;

·                                          Public meetings at the discretion of the administration of Vale. Vale will publicly announce in advance the date, time, and place of such events;

·                                          Intensive use of Vale’s website’s Investor Relations section, with versions in Portuguese, English, and Chinese, for the immediate availability of press releases, presentations made at meetings and conferences, operational information on corporate events, payments of shareholder compensation, issuance of debt securities, annual reports, quarterly and annual financial Statements, documents filed with regulatory agencies and stock exchanges, where the shares issued by Vale are listed and traded, quotes for Vale stock and Depositary Receipts, and answers to frequently asked questions compiled by participants in the capital market; and

·                                          Active participation in investor conferences held in Brazil and abroad.

21.3 - Administrators responsible for implementation, maintenance, evaluation, and supervision of the information disclosure policy

The Executive Director for Investor Relations is the one responsible for the disclosure of information regarding relevant events or facts, although the other Associated Persons (controlling shareholder, members of the Board of Directors, of the Advisory Board and of advisory committees, Executive Officers, Vale officers, managers of its controlled companies and anyone who, due to their job, role or position in Vale and/or its controlled companies, may have knowledge of information relative to any Act or Fact Relevant about Vale), respond jointly in cases of non-compliance with the rules on disclosure.

21.4 - Other relevant information

The Information Disclosure Board may, occasionally, approve the disclosure of forecasts for the behavior of the markets where the Company operates, presenting with clarity, the assumptions that support such estimates, together with the following note:

“This communication may contain Statements that express Vale’s expectations about future events or results. All Statements, when based on future expectations rather than on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such Statements will prove correct. Such risks and uncertainties include factors relating to: (a) countries where we have operations, principally Brazil and Canada; (b) the world economy; (c) capital markets; (d) the price of minerals and metals and their dependence on global industrial production, which is cyclical by nature; and (e) the degree of global competition in the markets in which Vale operates. For additional information about factors that could cause results to differ from those estimated by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the French Autorité des Marchés Financiers (AMF), the U.S. Securities and Exchange Commission (SEC), at the Stock Exchange of Hong Kong Limited, and, in particular, the factors discussed in the sections “Estimates and projections” and “Risk factors” in the Annual Report - Form 20F of Vale.”

The controlling shareholders, direct or indirect, the shareholders who elect members of the Board of Directors or of the Audit Committee, and any other natural or legal person, or group of persons, acting jointly or representing the same interest, who purchase or sell a share participation that corresponds, directly or indirectly, to a variation, for increase or decrease, of five percent (5%) or more of the kind or class of shares representative of the capital stock of Vale, shall, under the terms of Article 12 of Instruction CVM 358, immediately send to Vale correspondence containing the information required in the cited Article 12.

The Executive Director for Investor Relations shall immediately inform the respective regulatory agencies and stock exchanges of the information received, as well as update the section corresponding of the Reference Form, within a maximum of seven (7) business days.

22.1 - Acquisition or disposal of any significant assets that do not belong to the normal operations of the issuer

There were no acquisitions or disposals of any significant assets that do not belong to the normal operations of the Company during the last 3 financial years.

22.2 - Significant changes in the running of the issuer

There were no significant changes in the running of the Company’s business during the last three financial years.

22.3 - Significant contracts executed by the issuer and its subsidiaries which are not directly connected to its operations.

There were no significant contracts executed by the Company and/or its subsidiaries with third parties, nor directly connected to its operations in the last three financial years.

22.4 - Other information that the Company deems relevant

There is no other relevant information that has not been disclosed in items above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: May 29, 2015		Director of Investor Relations